Exhibit 99.1

[DATE]

Dear Pfizer Stockholders:

On July 29, 2019, Pfizer Inc., Upjohn Inc. (“Newco”) and Mylan N.V. entered into a series of agreements that provide for Pfizer’s global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) and Mylan to engage in a strategic business combination transaction. Before the closing of such business combination transaction, Pfizer will distribute, on a pro rata basis (based on the number of shares held by holders of Pfizer common stock as of the record date), all of the Newco common stock, par value $0.01 per share, held by Pfizer (the “Distribution”). Immediately after the Distribution, the Upjohn Business will combine with Mylan in a series of transactions in which Mylan shareholders will receive one share of Newco common stock for each Mylan ordinary share, subject to any applicable withholding taxes (the “Combination”). The parent entity of the combined Upjohn Business and Mylan business will be renamed “Viatris,” effective as of the closing of the Combination.

When the Distribution and Combination are completed, Pfizer stockholders, as of the record date of the Distribution, will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

As a Pfizer stockholder, you are receiving this document as an information statement from Newco to inform you of the proposed transactions. The board of directors of Pfizer has unanimously approved the proposed transactions, including the Distribution and the Combination. No vote of Pfizer stockholders is required for the Distribution or the Combination. Pfizer, as sole stockholder of Newco before the Distribution, has approved of the issuance of Newco common stock in the Combination. Therefore, Pfizer stockholders are not being asked for a proxy, and are requested not to send Pfizer a proxy, in connection with the Distribution or the Combination. Pfizer stockholders do not need to pay any consideration, exchange or surrender their existing Pfizer common stock or take any other action to receive Newco common stock in the Distribution, other than to hold Pfizer common stock as of the record date of the Distribution.

If the number of shares of Pfizer common stock outstanding on the record date for the Distribution equals the number of shares outstanding as of June 8, 2020, and if the number of Mylan ordinary shares outstanding on a fully-diluted, as-converted and as-exercised basis, outstanding as of the close of business on the NASDAQ Stock Market (the “NASDAQ”) trading day immediately before the closing date of the Combination equals the number of shares outstanding on such basis as of that same date, a Pfizer stockholder will receive 0.1247 shares of Newco common stock for every one share of Pfizer common stock held by such Pfizer stockholder on the record date for the Distribution (representing in the aggregate 57% of the fully diluted shares of Newco common stock outstanding immediately following the Combination).

The actual number of shares of Newco common stock that a Pfizer stockholder will receive with respect to each share of Pfizer common stock will be determined based on the aggregate number of shares of Pfizer common stock outstanding on the record date for the Distribution and the number of Mylan ordinary shares, on a fully diluted, as-converted and as-exercised basis, outstanding as of the close of business on the NASDAQ trading day immediately before the closing date of the Combination.

Newco has filed an application to list its common stock on the NASDAQ under the ticker symbol “VTRS.” There is currently no trading market for Newco common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Newco common stock will develop on or shortly before the record date for the Distribution, and we expect “regular way” trading of Newco common stock will begin the first trading day after the completion of the Distribution.

This document explains the proposed transactions, and provides specific information about Mylan, Newco and their respective businesses. Please review this document carefully, particularly the matters discussed under the heading “Risk Factors” beginning on page 39 of this document.

We look forward to completing the proposed transactions and the exciting opportunities they present to Pfizer stockholders.

Sincerely,

Albert Bourla

Chairman and Chief Executive Officer

Pfizer Inc.

EXPLANATORY NOTE

On July 29, 2019, Pfizer Inc. and Upjohn Inc. (“Newco”) entered into a Separation and Distribution Agreement, and, on the same day, Pfizer, Newco, Mylan N.V. and certain of their affiliates entered into a Business Combination Agreement, each of which has been subsequently amended. These agreements provide for Pfizer to combine its global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) with Mylan in a Reverse Morris Trust transaction. The principal transactions to effect the Reverse Morris Trust transaction include the following:

•	Separation. Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”).

•

Distribution. Following the Separation, Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of either, at Pfizer’s option, a spin-off or a split-off (the “Distribution”). In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the shares of Newco common stock then held by Pfizer to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. In a split-off, Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding. If the exchange offer is undertaken and consummated, the remaining shares of Newco common stock then held by Pfizer, if any, would be distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer.

Pfizer intends to effect the Distribution by way of a spin-off.

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction in which Mylan shareholders will receive shares of Newco common stock (the “Combination”). The Combination shall occur through the following steps:

•

First, Mylan will engage in a legal triangular merger under Dutch law (the “Mylan Merger”), in which Mylan will merge with and into Mylan II B.V. (“Mylan Newco Sub”), with Mylan Newco Sub surviving as a wholly owned subsidiary of Mylan I B.V. (“Mylan Newco”). In the Mylan Merger, each Mylan ordinary share would be replaced by one Mylan Newco ordinary share. The Mylan Newco ordinary shares will not be listed. The Mylan Newco ordinary shares will be in existence only until the dissolution and liquidation of Mylan Newco has been completed as described below. After the Mylan Newco Liquidation Distribution (as defined below) has been made, we do not expect there to be any further distributions in respect of the Mylan Newco ordinary shares, nor do we expect any Mylan Newco shareholder meeting to be held at which Mylan Newco shareholders could exercise voting rights.

•

Second, Mylan Newco will sell and transfer to Utah Acquisition Sub Inc., which is an indirect, wholly owned subsidiary of Newco (“Acquisition Sub”), all of the outstanding shares of Mylan Newco Sub in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock (the “Exchangeable Note”) (such sale and transfer, the “Share Sale”).

•

Third, Mylan Newco will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan Newco ordinary shares (i.e., former holders of Mylan ordinary shares) will, upon distribution of the Exchangeable Note, receive one share of Newco common stock for each Mylan Newco ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Mylan Newco Liquidation Distribution”) (such liquidation, the “Mylan Newco Liquidation”).

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (which is, generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch Trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination will occur through the following steps, which do not involve the Mylan Merger:

•	First, Mylan will sell and transfer to Acquisition Sub all of Mylan’s assets and liabilities, in exchange for the Exchangeable Note (the “Asset Sale”).

•

Second, Mylan will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan ordinary shares will receive, upon the distribution of the Exchangeable Note, one share of Newco common stock for each Mylan ordinary share, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Mylan Liquidation Distribution”) (such liquidation, the “Mylan Liquidation”).

Newco is filing this registration statement on Form 10 (File No. 000-56114) to register the shares of Newco common stock under Section 12(g) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). This Form 10 contains a preliminary information statement to be used in connection with the Distribution of Newco common stock to the Pfizer stockholders.

Newco has filed a separate registration statement on Form S-4 (Reg. No. 333-234337), which was declared effective on February 13, 2020, to register the shares of Newco common stock under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that will be issued and distributed in the Mylan Newco Liquidation or Mylan Liquidation.

The information in this document is not complete and may be changed. A registration statement relating to the securities described in this document has been filed with the U.S. Securities and Exchange Commission.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 12, 2020

INFORMATION STATEMENT TO PFIZER STOCKHOLDERS

On July 29, 2019, Pfizer Inc. and Upjohn Inc. (“Newco”) entered into a Separation and Distribution Agreement, and, on the same day, Pfizer, Newco, Mylan N.V. (“Mylan”) and certain of their affiliates entered into a Business Combination Agreement, each of which has been subsequently amended. As used in this document, the Separation and Distribution Agreement” and the “Business Combination Agreement” refer to the Separation and Distribution Agreement and the Business Combination Agreement, respectively, each as amended. These agreements provide for Pfizer to combine its global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) with Mylan in a Reverse Morris Trust transaction. The Separation, Distribution and Combination (each as defined below) are referred to collectively in this document as the “transactions.” As used in this document, each of “Newco” and the “combined company” refers to Upjohn Inc., which has been newly formed to effect the transactions. Effective as of the closing of the transactions described below, Newco will be renamed “Viatris” and will operate both Mylan and the Upjohn Business. Upon closing of the transactions described below, Newco will be an independent, publicly-traded company. The principal transactions to effect the Reverse Morris Trust transaction include the following:

•	Separation. Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”).

•

Distribution. Following the Separation, Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of pro rata dividend (the “Distribution”). The number of shares of Newco common stock that will be distributed in the Distribution will be such that, after the Combination described below, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock following the Combination (as defined below). References in this document to the percentage ownership of fully diluted outstanding shares of Newco common stock by Pfizer stockholders and former Mylan shareholders upon completion of the transactions assumes that such percentages are determined excluding any overlaps in the pre-transaction securityholder bases.

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a series of steps to combine their businesses, and in which Mylan shareholders will receive one share of Newco common stock for each Mylan ordinary share, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Combination”). The number of shares of Newco common stock that will be issued in the Combination will be such that, after the Combination, Mylan shareholders as of immediately before the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the Combination.

It is expected that there will be approximately 1.2 billion shares of Newco common stock outstanding immediately after the Combination (calculated based on the estimated maximum number of 526,700,740 Mylan ordinary shares expected to be exchanged for Newco common stock in connection with the Combination). Newco common stock will be listed on the NASDAQ Global Select Market under the ticker symbol “VTRS.”

This document constitutes an information statement of Newco for the Newco common stock being distributed in the Distribution. Pfizer stockholders are not required to take any action to approve the transactions.

Please review this document carefully. You should carefully consider the matters discussed under the heading “Risk Factors” beginning on page 39.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transactions described in this document, or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is                     , 2020, and it will be made publicly available on or about                     , 2020. Notice of this information statement’s availability will be first sent to Pfizer stockholders on or about                     , 2020.

ABOUT THIS DOCUMENT

This document forms a part of a registration statement on Form 10 (File No. 000-56114) filed by Newco with the U.S. Securities and Exchange Commission (the “SEC”) to register under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the shares of Newco common stock to be issued to the Pfizer stockholders pursuant to the Separation and Distribution Agreement.

Mylan has supplied all information contained in or incorporated by reference into this document relating to Mylan and Mylan Newco. Pfizer has supplied all information contained in or incorporated by reference into this document relating to Pfizer, the Upjohn Business and Newco. Mylan and Pfizer have both contributed information relating to the proposed transactions.

As permitted by SEC rules, this document does not contain all of the information that you can find in the registration statement or its exhibits. For further information pertaining to Newco and the shares of Newco common stock to be issued in connection with the proposed transactions, reference is made to that registration statement and its exhibits. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. You are encouraged to read the entire registration statement. You may obtain copies of the registration statement, including documents incorporated by reference into the registration statement (and any amendments to those documents) by following the instructions under “Where You Can Find Additional Information.”

TRADEMARKS AND SERVICE MARKS

Mylan, Pfizer and Newco each owns or has rights to various trademarks, logos, service marks and trade names that each uses in connection with the operation of its business. Mylan, Pfizer and Newco each also owns or has the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this document are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this document.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

This document incorporates by reference certain business, financial and other information about Mylan from certain documents filed with the SEC that have not been included herein or delivered herewith. Mylan files reports (including annual, quarterly and current reports that may contain audited financial statements), proxy statements and other information with the SEC.

Copies of Mylan’s filings with the SEC are available to investors without charge by request made to Mylan in writing or by telephone with the following contact information:

Mylan N.V.

Attention: Investor Relations

Building 4, Trident Place, Mosquito Way

Hatfield, Hertfordshire, AL10 9UL, England

Telephone: +44 (0) 1707-853-000

You may also obtain printer-friendly versions of Mylan’s SEC reports at www.investor.mylan.com. However, Mylan is not incorporating the information on Mylan’s website other than the filings listed below into this document or the registration statement. Mylan’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities.

The SEC allows certain information to be “incorporated by reference” into this document. This means that Mylan can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information modified or superseded by information contained directly in this document or in any document subsequently filed by Mylan that is also incorporated or deemed to be incorporated by reference herein. This document incorporates by reference the documents set forth below that Mylan has previously filed with the SEC and any future filings by Mylan under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except, in any such case, for any information therein that has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about Mylan and its financial condition.

This document, and the registration statement of which this document forms a part, hereby incorporate by reference the following documents that Mylan has filed with the SEC:

•

Mylan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, as amended by Amendment No.  1 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019, filed with the SEC on April 29, 2020;

•	Mylan’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020, filed with the SEC on May 11, 2020;

•	Mylan’s Definitive Proxy Statement, filed with the SEC on June 8, 2020;

•	Mylan’s Current Reports on Form 8-K, filed with the SEC on February 27, 2020 (Item 2.05), April 15, 2020, May 29, 2020 and June 1, 2020; and

•

the description of Mylan’s ordinary shares contained in Mylan’s registration statement on Form S-4 filed on November 5, 2014, including any amendments or reports filed for the purpose of updating such description.

If you are a Pfizer stockholder and you have any questions about the proposed transactions, please contact Pfizer’s Investor Relations Department at (212) 733-2323.

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NONE OF MYLAN, PFIZER OR NEWCO HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT MYLAN, PFIZER OR NEWCO THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS DOCUMENT OR THE DOCUMENTS THAT MYLAN PUBLICLY FILES WITH THE SEC. THEREFORE, NONE OF MYLAN, PFIZER OR NEWCO TAKES RESPONSIBILITY FOR, OR CAN PROVIDE ASSURANCES AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU.

THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN THIS DOCUMENT OR IN ANY DOCUMENT INCORPORATED INTO THIS DOCUMENT BY REFERENCE AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT REFERRED TO IN THIS DOCUMENT OR IN OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS DOCUMENT ARE NOT NECESSARILY COMPLETE AND, IN EACH INSTANCE, REFERENCE IS MADE TO THE COPY OF THE APPLICABLE CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR OTHERWISE FILED WITH THE SEC. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY PFIZER AT ANY TIME WILL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that you may have regarding the transactions and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 73, “Business Combination Agreement” beginning on page 115 and “Separation and Distribution Agreement” beginning on page 142. These questions and answers, as well as the summary beginning on page 11, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety. Additional important information is also contained in the annexes to this document. You should pay special attention to the “Risk Factors” beginning on page 39 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 70.

Q:	Why am I receiving these materials?

A:

You are receiving these materials because you are a holder of Pfizer common stock. Pfizer and Mylan have agreed to combine Pfizer’s Upjohn Business with Mylan in a series of transactions subject to the terms and conditions of the Separation and Distribution Agreement and the Business Combination Agreement. A copy of the Separation and Distribution Agreement is attached as Annex A (as amended by Amendment No. 1 and Amendment No. 2 to the Separation and Distribution Agreement attached as Annexes B and C, respectively), and a copy of the Business Combination Agreement is attached as Annex D (as amended by Amendment No. 1 to the Business Combination Agreement attached as Annex E). This document is an information statement of Newco to be provided to the Pfizer stockholders in connection with the Distribution.

This document contains important information about the Separation, the Distribution, the Combination and the transactions comprising it. You should read it carefully.

Q:	What are the transactions described in this document?

A:

On July 29, 2019, Pfizer and Newco entered into a Separation and Distribution Agreement, and, on the same day, Pfizer, Newco and Mylan and certain of their affiliates entered into a Business Combination Agreement. These agreements provide for Pfizer to combine the Upjohn Business with Mylan in a Reverse Morris Trust transaction. The principal transactions to effect the Reverse Morris transaction include the following:

•	Separation. Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”).

•

Distribution. Following the Separation, Pfizer will distribute all of the issued and outstanding shares of Newco common stock held by Pfizer by way of pro rata dividend (the “Distribution”). The number of shares of Newco common stock that will be distributed in the Distribution will be such that, after the Combination described below, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock following the Combination (as defined below). References in this document to the percentage ownership of fully diluted outstanding shares of Newco common stock by Pfizer stockholders and former Mylan shareholders upon completion of the transactions assumes that such percentages are determined excluding any overlaps in the pre-transactions securityholder bases.

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction in which Mylan shareholders will receive one share of Newco common stock for each Mylan ordinary share held by such Mylan shareholder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Combination”). The number of shares of Newco common stock that will be issued in the Combination will be such that, after the Combination, Mylan shareholders as of immediately before the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the Combination.

Newco, which will be the parent entity of the combined Upjohn Business and Mylan business, will be renamed “Viatris,” effective as of the closing of the Combination. It is expected that there will be approximately 1.2 billion shares of Newco common stock outstanding immediately after the Combination (calculated based on the estimated maximum number of 526,700,740 Mylan ordinary shares expected to be exchanged for Newco common stock in connection with the Combination). Newco common stock will be listed on the NASDAQ under the ticker symbol “VTRS.”

Q:	What is a Reverse Morris Trust transaction?

A:

A Reverse Morris Trust transaction structure allows a parent company (in this case, Pfizer) to divest a subsidiary (in this case, Newco) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders (in this case, Pfizer’s distribution of the stock of Newco to the Pfizer stockholders in the Distribution) in a transaction that is generally tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The distributed subsidiary then combines with a third party (in this case, Mylan through the Combination). Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company and its stockholders if the transaction structure meets all applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the combination.

For information about the material U.S. federal income tax consequences resulting from the Distribution, see “Material U.S. Federal Income Tax Consequences” beginning on page 108.

Q:	What will happen in the Separation?

A:

Pfizer and certain of Pfizer’s subsidiaries will engage in a series of transactions so that Pfizer’s Upjohn Business is held by Newco and its subsidiaries and is separated from the remainder of Pfizer’s businesses. We refer to these transactions as the “Separation.” In connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco, Newco will make a cash payment of $12 billion to Pfizer, which this document refers to as the “Cash Distribution,” and will issue to Pfizer additional shares of Newco common stock. See “The Transactions” and “Separation and Distribution Agreement—Transfer of Assets and Assumption of Liabilities.”

Q:	What will happen in the Distribution?

A:

After the Separation, Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of a pro rata dividend. This document refers to the distribution of the shares of Newco common stock as the “Distribution.”

Pfizer intends to effect the Distribution by way of a spin-off. In a spin-off, the board of directors of Pfizer (the “Pfizer Board”) will establish a record date and a distribution date, and each holder of Pfizer common stock as of the record date for the spin-off will receive a number of shares of Newco common stock equal to (a) the quotient of (i) the number of shares of Pfizer common stock held by the stockholder as of the record date divided by (ii) the total number of shares of Pfizer common stock outstanding on the record date multiplied by (b) the number of shares of Newco common stock (the “Distribution Shares”) equal to (i) the number of fully diluted Mylan ordinary shares (calculated as described in the Business Combination Agreement) multiplied by the quotient of 57% divided by 43% minus (ii) the number of shares of Newco common stock underlying certain awards under Newco’s stock plan that will be granted to employees of the Upjohn Business who held certain outstanding and unvested Pfizer equity awards immediately before the time at which the Distribution occurs.

Q:	What will happen in the Combination?

A:

Immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction in which Mylan shareholders will receive Newco common stock. The Combination shall occur through the following steps:

•

First, Mylan will engage in a legal triangular merger under Dutch law (the “Mylan Merger”), in which Mylan will merge with and into Mylan II B.V. (“Mylan Newco Sub”), with Mylan Newco Sub surviving as a wholly owned subsidiary of Mylan I B.V. (“Mylan Newco”). In the Mylan Merger, each Mylan ordinary share would be replaced by one Mylan Newco ordinary share. The Mylan Newco ordinary shares will not be listed. The Mylan Newco ordinary shares will be in existence only until the dissolution and liquidation of Mylan Newco has been completed as described below. After the Mylan Newco Liquidation Distribution (as defined below) has been made, we do not expect there to be any further distributions in respect of the Mylan Newco ordinary shares, nor do we expect any Mylan Newco shareholder meeting to be held at which Mylan Newco shareholders could exercise voting rights.

•

Second, Mylan Newco will sell and transfer to Utah Acquisition Sub Inc., which is an indirect, wholly owned subsidiary of Newco (“Acquisition Sub”), all of the outstanding shares of Mylan Newco Sub in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock (the “Exchangeable Note”) (such sale and transfer, the “Share Sale”).

•

Third, Mylan Newco will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan Newco ordinary shares (i.e., former holders of Mylan ordinary shares) will, upon distribution of the Exchangeable Note, receive one share of Newco common stock for each Mylan Newco ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Mylan Newco Liquidation Distribution”) (such liquidation, the “Mylan Newco Liquidation”).

The Mylan Newco Liquidation Distribution may be subject to Dutch dividend withholding tax to the extent the Mylan Newco Liquidation Distribution, exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the Mylan Newco ordinary shares, as of the closing. The average paid up capital recognized for Dutch dividend withholding tax purposes of the Mylan Newco ordinary shares shall at the Mylan Merger Effective Time, either amount to (a) the paid up capital recognized for Dutch dividend withholding taxes of the Mylan ordinary shares immediately prior to the Mylan Merger (i.e., approximately EUR 26 billion, updated for any relevant transactions between June 30, 2019 and the Mylan Merger) or, if lower, (b) the value (in EUR) of all issued and outstanding Mylan ordinary shares immediately prior to the Mylan Merger. The value of the Mylan Newco Liquidation Distribution in principle reflects the value (in EUR) of all issued and outstanding Mylan ordinary shares immediately prior to the Mylan Merger.

As a result, and assuming (i) the trading price of the Mylan ordinary shares at the time of the Mylan Newco Liquidation Distribution will not be significantly higher than the current trading price of the Mylan ordinary shares, (ii) the value of the EUR to the USD at the time of the Mylan Newco Liquidation Distribution will not be significantly lower than the current value of the EUR to the USD, (iii) no material negative changes will occur in the amount of paid up capital recognized for Dutch dividend withholding tax purposes of Mylan between June 30, 2019 and the time of the Mylan Newco Liquidation Distribution, and (iv) the Mylan Merger, the Share Sale, the Mylan Newco Liquidation and the Mylan Newco Liquidation Distribution (including the distribution of Newco common stock to Mylan Newco shareholders in connection with the automatic and mandatory exchange of the Exchangeable Note) will be effectuated as contemplated in the Business Combination Agreement, the Mylan Newco Liquidation Distribution shall be made free of withholding or deduction of Dutch dividend withholding tax.

If, contrary to Mylan’s expectations, Dutch dividend withholding tax is to be withheld in respect of the Mylan Newco Liquidation Distribution, Section 3.5(b) of the Business Combination Agreement provides that the Exchange Agent (as defined in the Business Combination Agreement) shall sell in one or more transactions, for the benefit of the holders of Mylan Newco ordinary shares, such number of shares of Newco common stock to which the holder of Mylan Newco ordinary shares, would otherwise be entitled as is necessary to obtain net cash proceeds to pay the Dutch dividend withholding tax due in respect of the Mylan Newco Liquidation Distribution to the Dutch tax authorities. This would result in the Mylan Newco shareholders (i.e., former Mylan shareholders) receiving fewer shares of Newco common stock than they would receive if no Dutch dividend withholding tax applies to the Mylan Newco Liquidation Distribution.

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination shall occur through the “Alternative Transaction Structure,” which entails the following steps:

•	First, Mylan will sell and transfer to Acquisition Sub all of Mylan’s assets and liabilities, in exchange for the Exchangeable Note (the “Asset Sale”).

•

Second, Mylan will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan ordinary shares will receive, upon distribution of the Exchangeable Note, one share of Newco common stock for each Mylan ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (such liquidation, the “Mylan Liquidation”).

The Mylan Liquidation Distribution (as defined below) may be subject to Dutch dividend withholding tax to the extent the Mylan Liquidation Distribution exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the Mylan ordinary shares. Mylan has calculated the amount of paid up capital recognized for Dutch dividend withholding tax purposes of Mylan as of June 30, 2019 (the “Calculation”). Pursuant to the Calculation, the paid up capital recognized for Dutch dividend withholding tax purposes of Mylan as of June 30, 2019 amounts to approximately EUR 26 billion. On January 13, 2020 the Dutch tax authorities formally confirmed the Calculation. Therefore, assuming (i) the trading price of the Mylan ordinary shares will not be significantly higher than the current trading price of the Mylan ordinary shares, (ii) the value of the EUR to the USD will not be significantly lower than the current value of the EUR to the USD, each at the time of the Mylan Liquidation and (iii) no material negative changes will occur in the amount of paid up capital recognized for Dutch dividend withholding tax purposes of Mylan between June 30, 2019 and the time of the Mylan Liquidation Distribution, Mylan does not expect any Dutch dividend withholding tax to apply to the Mylan Liquidation Distribution. If, contrary to Mylan’s expectations, the Dutch dividend withholding tax is to be withheld in respect of the Mylan Liquidation Distribution, the Mylan shareholders will receive fewer shares of Newco common stock than they would receive if no Dutch dividend withholding tax applies to the Mylan Liquidation Distribution.

The Asset Sale component of the Alternative Transaction Structure is likely to involve a transfer on sale for U.K. stamp duty purposes as further described under the risk factor entitled “The Combination could result in U.K. stamp duty becoming payable by Acquisition Sub.” As set forth in the Business Combination Agreement, Mylan and Pfizer have agreed to consider any U.K. stamp duty or stamp duty reserve tax implications of the Combination (including, if relevant, the Alternative Transaction Structure), and, unless otherwise agreed, for Mylan to apply for confirmation from HM Revenue and Customs that the Mylan Merger should not give rise to U.K. stamp duty or stamp duty reserve tax.

See “The Transactions” and “Business Combination Agreement—The Combination.”

Q:	Why did Mylan and Pfizer decide that Newco would be organized in Delaware as opposed to being organized in the Netherlands?

A:	It was determined that Newco will be organized in Delaware for the following primary reasons:

•

In the course of negotiations with respect to the transactions, representatives of Pfizer expressed to representatives of Mylan a desire to have Newco organized in the United States, including because domiciling Newco in the United States allows for more certainty with respect to the tax treatment of the transactions to Pfizer and its stockholders.

•

The Mylan Board’s understanding that the inefficiencies of being tax resident in the United States, relative to other jurisdictions, have been reduced as a result of recent U.S. tax reform legislation.

•

After agreeing that Newco would be organized in the United States, Pfizer and Mylan further agreed that organizing Newco in Delaware, which is well recognized for stable and balanced corporate laws and jurisprudence that are familiar to many U.S. investors, will provide Newco with an effective platform from which to operate and provide value for all Newco’s stockholders as well as its other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Newco operates.

•

The Mylan Board’s belief that having Newco organized in Delaware and subject to a U.S.-style, stockholder centric governance model is consistent with views expressed to Mylan by a number of Mylan shareholders.

See the sections entitled “The Transactions—Background of the Combination” and “The Mylan Board’s Reasons for the Combination” for a discussion of the negotiations and decision to organize Newco in Delaware.

Q:	Will the Distribution and the Combination occur on the same day?

A:	Yes. The Combination is expected to occur immediately following the Distribution on the same day, New York City time.

Q:	Who will serve on the Newco Board following completion of the Combination?

A:	The Business Combination Agreement provides that, as of the closing of the Combination, the board of directors of Newco (the “Newco Board”) will consist of 13 members, consisting of:

•	the Executive Chairman of Newco, who will be Robert J. Coury (current Executive Chairman of Mylan);

•	the Chief Executive Officer of Newco, who will be Michael Goettler (current Global President of the Upjohn Business);

•	eight persons designated by Mylan before the closing date; and

•	three persons designated by Pfizer before the closing date (after consultation in good faith with Mylan).

On December 18, 2019, Pfizer and Mylan announced that Ian Read (former Executive Chairman, Chief Executive Officer and director of Pfizer) and James Kilts (current director of Pfizer) will join the Newco Board upon completion of the Combination. Messrs. Read and Kilts were designated by Pfizer. On February 27, 2020, Pfizer and Mylan announced that W. Don Cornwell (current director of Pfizer) and JoEllen Lyons Dillon, Neil Dimick, Melina Higgins, Harry A. Korman, Rajiv Malik, Richard A. Mark, Mark W. Parrish and Pauline van der Meer Mohr (current directors of Mylan) will join the Newco Board upon completion of the Combination. Mr. Cornwell was designated by Pfizer and the remaining eight directors were designated by Mylan. Messrs. Kilts and Cornwell will cease to be members of the Pfizer Board immediately upon the closing of the Combination.

See “The Transactions” and “Business Combination Agreement—Post-Combination Governance and Management.”

Q:	Who will manage Newco after the Combination?

A:	The Business Combination Agreement provides that, as of the closing of the Combination,

•	Robert J. Coury will become the Executive Chairman of Newco;

•	Michael Goettler will become the Chief Executive Officer of Newco;

•	Rajiv Malik, Mylan’s President, will become the President of Newco; and

•

the Chief Financial Officer of Newco will be a person selected jointly by Mylan and Pfizer following a search initiated by Mylan. On February 27, 2020, Pfizer and Mylan announced that Sanjeev Narula (current Chief Financial Officer of the Upjohn Business) will become the Chief Financial Officer of Newco upon completion of the Combination.

See “The Transactions—Board of Directors and Executive Officers of Newco Following the Combination.”

Q:	Will Newco incur indebtedness in connection with the Separation, the Distribution and the Combination?

A:

Yes. In connection with the transactions, Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other long-term debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution to Pfizer. See “Description of Financing.”

Q:	Is the completion of the Combination subject to any conditions?

A:

Yes. The respective obligations of each party to conduct the closing of the transactions contemplated by the Business Combination Agreement are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of certain conditions specified in the Business Combination Agreement. See “Business Combination Agreement—Conditions to the Combination.”

Q:	How will the rights of Pfizer stockholders change after the Combination?

A:

The rights of Pfizer stockholders with respect to their Pfizer common stock will not change as a result of the Combination, except that their shares of Pfizer common stock will represent an interest in Pfizer, which no longer will own the Upjohn Business.

Shares of Newco common stock will represent an interest in a company that holds both the Upjohn Business and Mylan’s businesses. Upon completion of the Mylan Merger, Mylan ordinary shares will no longer be listed for trading on the NASDAQ, but Newco common stock will be listed on the NASDAQ under the ticker symbol “VTRS.”

Q:	What are the material U.S. federal income tax consequences to Pfizer stockholders from the Distribution?

A:

The consummation of the Distribution, the Combination and certain related transactions is conditioned upon Pfizer’s receipt of a private letter ruling by the U.S. Internal Revenue Service (the “IRS,” and such private letter ruling the “IRS Ruling”) and an opinion of its tax counsel, Davis Polk & Wardwell LLP (the “Tax Opinion”), each to the effect that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and the distribution of the proceeds of the Cash Distribution by Pfizer to Pfizer creditors or shareholders (the “Pfizer Distribution Payments”) will qualify as money distributed to Pfizer creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Internal Revenue Code. Assuming that the Distribution and related transactions and the Pfizer Distribution Payments so qualify, Pfizer and its stockholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes, except for any cash received in lieu of any fractional shares. On March 17, 2020, Pfizer received the IRS Ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing.

See “Material U.S. Federal Income Tax Consequences” beginning on page 108 of this document for a more detailed description of the U.S. federal income tax consequences of the Distribution.

Q:	What will happen to outstanding Mylan equity awards in the Combination?

A:

Each Mylan equity award outstanding as of immediately prior to the Effective Time will be converted into an equity award with respect to a number of shares of Newco common stock. See “Business Combination Agreement—Treatment of Mylan Equity Awards” beginning on page 121 of this document for a more detailed description of the treatment of Mylan equity awards in the Combination.

Q:	What will happen to outstanding Pfizer equity and long-term incentive cash awards in the Distribution?

A:

Pfizer equity awards and long-term incentive cash awards granted after July 28, 2019 in lieu of equity awards held by Pfizer employees who move to Newco will generally be vested pro rata as of immediately prior to the Distribution and settle in accordance with the existing terms of such awards, and such employees will receive a grant of a replacement award in the form of an equity award from Newco based on the value of the portion of the Pfizer award that is forfeited, with such replacement award to generally be subject to the same terms and conditions as the corresponding forfeited Pfizer award. Pfizer equity awards held by current and former employees and non-employee directors of Pfizer, as well as Pfizer awards held by Newco employees that remain outstanding following the Distribution, will generally remain denominated in shares of Pfizer common stock, and Pfizer will adjust the terms of such awards as it determines to be appropriate to preserve the value of such awards in connection with the Distribution.

For a more complete discussion of the treatment of Pfizer awards, see “Additional Transaction Agreements—Employee Matters Agreement” beginning on page 152.

Q:

Does Mylan have to pay anything to Pfizer if the transactions contemplated by the Business Combination Agreement are not approved by the Mylan shareholders or if the Business Combination Agreement is otherwise terminated?

A:

Yes. If the Business Combination Agreement is terminated because Mylan shareholder approval is not obtained, then Mylan will reimburse Pfizer for up to $96 million of the aggregate out-of-pocket costs, fees and expenses incurred by Pfizer in connection with the Business Combination Agreement.

Mylan is required to pay Pfizer a termination fee of $322 million in the aggregate if the Business Combination Agreement is terminated under certain circumstances. For a discussion of the circumstances under which the termination fee is payable by Mylan or the requirement to reimburse expenses applies, see “The Transactions” and “Business Combination Agreement—Termination, Amendment and Waiver”. In addition, if the Business Combination Agreement is terminated, Mylan shall pay Pfizer 43% of the Financing Obligations (as defined in the Business Combination Agreement) and indemnify and hold harmless Pfizer, its subsidiaries and its and their representatives from and against 43% of certain losses actually suffered or incurred by them in connection with the Financing or the Permanent Financing (each as defined in “—Description of Financing”). For a discussion of financing-related payments, see “Business Combination Agreement—Financing.”

Q:	Does Pfizer have to pay anything to Mylan if the Business Combination Agreement is terminated?

A:	No. Pfizer will not have to pay Mylan anything if the Business Combination Agreement is terminated.

Q:	Are there risks associated with the transactions?

A:

Yes. Pfizer, Newco and Mylan may not realize the expected benefits of the transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 39 of this document and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 70 of this document. These risks include, among others, risks relating to the uncertainty that the transactions will close, the uncertainty that the combined company will achieve expected benefits, including synergies in amounts and on the schedules anticipated, and uncertainties relating to the performance of Pfizer and the combined company after the transactions.

Q:	Can Mylan shareholders or Pfizer stockholders demand appraisal of their shares in connection with the transactions?

A:

No. Neither Mylan shareholders nor Mylan Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the Mylan ordinary shares or Mylan Newco ordinary shares in connection with the Combination.

Pfizer stockholders are not entitled to appraisal rights in connection with the Separation, the Distribution or the Combination.

Q:	When will the transactions be completed?

A:

The transactions are currently anticipated to close in in the fourth quarter of 2020, subject to approval by Mylan shareholders and customary closing conditions, including receipt of regulatory approvals.

Q:	What will Pfizer stockholders be entitled to receive pursuant to the Distribution and the Combination?

A:

As a result of the Distribution, Pfizer stockholders will receive in the aggregate a number of shares of Newco common stock equal to a number of shares so that Pfizer stockholders will hold 57% of the fully diluted outstanding shares of Newco common stock immediately following the Combination.

Pfizer intends to effect the Distribution by way of a spin-off. In a spin-off, Pfizer will distribute, on a pro rata basis, all of the Distribution Shares to Pfizer stockholders as of the record date for the Distribution. Each holder of Pfizer common stock as of the record date will receive a number of shares of Newco common stock equal to the Distribution Shares multiplied by the quotient of (i) the number of shares of Pfizer common stock held by such stockholder as of the record date divided by (ii) the total number of shares of Pfizer common stock outstanding on the record date.

Based on the number of shares of Pfizer common stock outstanding and the number of Mylan ordinary shares outstanding, calculated on a fully diluted, as-converted and as-exercised basis in accordance with the Business Combination Agreement, in each case as of June 8, 2020, and assuming that Pfizer distributes 100% of the outstanding shares of Newco common stock to Pfizer stockholders in the Distribution, if the Distribution and the Combination had occurred on June 8, 2020, a Pfizer stockholder would have received 0.1247 shares of Newco common stock for every one share of Pfizer common stock held by such Pfizer stockholder on the record date for the Distribution (representing in the aggregate 57% of the fully diluted shares of Newco common stock outstanding immediately following the Combination, assuming the Combination had occurred on June 8, 2020).

Q:	Has Pfizer set a record date for the Distribution?

A:

No. Pfizer will publicly announce the record date for the Distribution once the record date has been determined by the Pfizer Board. This announcement will be made before the completion of the Distribution and the Combination.

Q:	What will happen to the shares of Pfizer common stock owned by Pfizer stockholders?

A:	Holders of Pfizer common stock will retain all of their shares of Pfizer common stock.

Q:	How will shares of Newco common stock be distributed to Pfizer stockholders?

A:

Holders of Pfizer common stock on the record date for the Distribution will receive, in the Distribution, shares of Newco common stock in book-entry form. Pfizer stockholders of record will receive additional information from Pfizer’s distribution agent shortly after the closing of the Combination. Beneficial holders will receive information from their brokerage firms or other nominees.

Q:

Will Pfizer stockholders who sell their shares of Pfizer common stock shortly before the completion of the Distribution and the Combination still be entitled to receive shares of Newco common stock with respect to the shares of Pfizer common stock that were sold?

A:

It is currently expected that, before the Distribution, and continuing through the business day immediately preceding the closing date (or continuing through the closing date if the Combination closes after the close of trading in Pfizer common stock on the New York Stock Exchange (the “NYSE”) and Mylan ordinary shares on the NASDAQ on the closing date), there will be two markets in Pfizer common stock on the NYSE: a “regular way” market and an “ex-distribution” market.

If a Pfizer stockholder sells shares of Pfizer common stock in the “regular way” market under the ticker symbol “PFE” during this time period, that Pfizer stockholder will be selling both his or her shares of Pfizer common stock and the right (represented by a “due-bill”) to receive shares of Newco common stock in the Distribution. Pfizer stockholders should consult their brokers before selling their shares of Pfizer common stock in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures. The NYSE “due-bill” process is not managed, operated or controlled by Pfizer, Newco or Mylan.

If a Pfizer stockholder sells shares of Pfizer common stock in the “ex-distribution” market during this time period, that Pfizer stockholder will be selling only his or her shares of Pfizer common stock, and will retain the right to receive shares of Newco common stock in the Distribution. It is currently expected that “ex-distribution” trades of Pfizer common stock will settle within three business days after the closing date of the Combination and that if the Combination is not completed, all trades in this “ex-distribution” market will be cancelled.

After the closing date, shares of Pfizer common stock will no longer trade in this “ex-distribution” market, and shares of Pfizer common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of Newco common stock.

Q:	Are Pfizer stockholders required to do anything?

A:

Pfizer stockholders are not required to take any action to approve the Separation, the Distribution or the Combination and the Pfizer Board has already approved the Separation, the Distribution and the Combination. However, Pfizer stockholders should carefully read this document, which contains important information about the Separation, the Distribution, the Combination, Newco and Mylan.

SUMMARY

This summary, together with the section titled “Questions and Answers About the Transactions” immediately preceding this summary, provides a summary of the material terms of the Separation, the Distribution and the Combination. These sections highlight selected information contained in this document and may not include all the information that is important to you. You should read this entire document carefully, including the annexes, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information.”

The Companies (see “Information about Mylan,” “Information about Pfizer” and “Information about the Upjohn Business” beginning on pages 157, 158 and 159, respectively).

Mylan N.V.

Building 4, Trident Place, Mosquito Way

Hatfield, Hertfordshire, AL10 9UL, England

+44 (0) 1707-853-000

Mylan was originally incorporated as a private limited liability company in the Netherlands in 2014 and subsequently became a public limited liability company in the Netherlands on February 27, 2015, and is the successor to Mylan Inc., which has been in existence for more than 50 years. Mylan N.V., along with its subsidiaries, is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide seven billion people access to the broadest range of high-quality, affordable medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a portfolio of more than 7,500 products, including prescription generic, branded generic, brand-name drugs and over-the-counter remedies. In addition, Mylan offers a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. Mylan markets its products in more than 165 countries and territories. Every member of Mylan’s approximately 35,000-strong global workforce is dedicated to delivering better health for a better world.

Mylan I B.V.

Krijgsman 20

1186 DM Amstelveen, The Netherlands

+44 (0) 1707-853-000

Mylan Newco is a wholly owned subsidiary of Mylan. Mylan Newco was incorporated under the laws of the Netherlands on July 25, 2019 for the purposes of effecting certain elements of the transactions in accordance with the Business Combination Agreement. Mylan Newco has not carried on any activities other than in connection with the Business Combination Agreement.

Mylan II B.V.

Krijgsman 20

1186 DM Amstelveen, The Netherlands

+44 (0) 1707-853-000

Mylan Newco Sub is a wholly owned subsidiary of Mylan Newco. Mylan Newco Sub was incorporated under the laws of the Netherlands on July 25, 2019 for the purposes of effecting certain elements of the transactions in accordance with the Business Combination Agreement. Mylan Newco Sub has not carried on any activities other than in connection with the Business Combination Agreement.

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

+1 (212) 733-3451

Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products, including innovative medicines and vaccines. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Pfizer collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Pfizer’s revenues are derived from the sale of its products and, to a much lesser extent, from alliance agreements, under which it co-promotes products discovered or developed by other companies or itself. The majority of Pfizer’s revenues come from the manufacture and sale of biopharmaceutical products. Pfizer was incorporated under the laws of the State of Delaware on June 2, 1942.

Upjohn Inc.

c/o Pfizer Inc.

235 East 42nd Street

New York, New York 10017

+1 (212) 733-3451

Newco was organized in the State of Delaware on February 14, 2019, is currently a wholly owned subsidiary of Pfizer and will hold, via its subsidiaries, the Upjohn Business at the time of the Distribution. Effective as of closing of the Combination, Newco will be renamed “Viatris” and will operate both Mylan and the Upjohn Business. In connection with the Separation, Pfizer will cause certain assets and liabilities to be conveyed to Newco and entities that are or will become subsidiaries of Newco pursuant to an internal restructuring in order to separate the Upjohn Business from Pfizer’s other businesses, and will then distribute all of the shares of Newco common stock pro rata to Pfizer stockholders entitled to shares of Newco common stock in the Distribution. Pfizer, Newco and Mylan will effect the Combination through a Reverse Morris Trust transaction structure. A Reverse Morris Trust transaction structure generally involves the spin-off or split-off of a subsidiary, usually by means of a distribution of, or an exchange offer for, common stock of such subsidiary, by the subsidiary’s parent company to its stockholders, and the immediately subsequent merger or other combination of the subsidiary with a third party. The first step of the Reverse Morris Trust transaction will be the distribution of all the shares of Newco common stock to Pfizer stockholders, and the second step will be the business combination transaction in which the Upjohn Business and Mylan will combine, with Newco becoming the parent of the combined company as a result of the business combination transaction. Pfizer and its stockholders are not expected to recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes. The Combination is expected to be a taxable transaction to Mylan shareholders. For more information regarding the U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences” beginning on page 108.

The Upjohn Business currently operates as a business unit within Pfizer and through certain subsidiaries of Pfizer. The Upjohn Business is a global leader in the commercialization and manufacturing of pharmaceutical products, and has a portfolio of 20 globally recognized pharmaceutical brands as well as a U.S.-based generics platform, Greenstone.

Utah Acquisition Sub Inc.

c/o Pfizer Inc.

235 East 42nd Street

New York, New York 10017

+1 (212) 733-3451

Acquisition Sub is an indirectly wholly owned subsidiary of Newco. Acquisition Sub was organized in the State of Delaware on July 25, 2019 for the purposes of effecting certain elements of the Combination in accordance with the Business Combination Agreement. Acquisition Sub has not carried on any activities other than in connection with the Business Combination Agreement.

The Transactions (see “The Transactions” beginning on page 73).

On July 29, 2019, Pfizer and Newco entered into the Separation and Distribution Agreement, and, on the same day, Pfizer, Newco and Mylan and certain of their affiliates entered into the Business Combination Agreement. These agreements provide for Pfizer to combine its global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) with Mylan in a Reverse Morris Trust transaction. The principal transactions to effect the Reverse Morris transaction include the following:

•	Separation. Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”).

•

Distribution. Following the Separation, Pfizer will distribute all of the issued and outstanding shares of Newco common stock held by Pfizer by way of pro rata dividend (the “Distribution”). The number of shares of Newco common stock that will be distributed in the Distribution will be such that, after the Combination (as defined below) described below, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock following the Combination.

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction in which Mylan shareholders will receive one share of Newco common stock for each Mylan ordinary share held by such Mylan shareholder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (the “Combination”). The number of shares of Newco common stock that will be issued in the Combination will be such that, after the Combination, Mylan shareholders as of immediately before the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the Combination.

Newco, which will be the parent entity of the combined Upjohn Business and Mylan business, will be renamed “Viatris” effective as of the closing of the Combination. It is expected that there will be approximately 1.2 billion shares of Newco common stock outstanding immediately after the Combination (calculated based on the estimated maximum number of 526,700,740 Mylan ordinary shares expected to be exchanged for Newco common stock in connection with the Combination). Newco common stock will be listed on the NASDAQ under the ticker symbol “VTRS.”

In connection with the transactions, Pfizer and Newco will enter into several other agreements to provide a framework for their relationship after the Distribution. These agreements provide for the allocation between Pfizer, on the one hand, and Newco, on the other hand, of certain assets, liabilities and obligations related to the Upjohn Business and will govern the relationship between Pfizer and Newco after the Distribution, including with respect to employee matters, intellectual property rights, transitional services, manufacturing and supply arrangements and tax matters.

For a more complete discussion of the agreements related to the transactions, see “Business Combination Agreement,” “Separation and Distribution Agreement” and “Additional Transaction Agreements.”

Overview (see “The Transactions” beginning on page 73).

Below is a description of the sequence of principal transactions relating to the Separation, the Distribution and the Combination:

Step 1 (Contribution):	Pfizer will engage in a series of transactions to contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from Pfizer’s other businesses.

Step 2 (Cash Distribution):	Newco will make a cash payment to Pfizer equal to $12 billion, which this document refers to as the “Cash Distribution,” as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other long-term debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution. The anticipated material terms of the financing, based on the current expectations of Newco and Mylan, are described in more detail under “Description of Financing.” After the Distribution, Pfizer will effect the Pfizer Distribution Payments by using the proceeds of the Cash Distribution to (a) repurchase Pfizer common stock, (b) make pro rata special cash distributions to its stockholders, (c) repay or repurchase debt (including principal, interest and associated premiums and fees) held by third-party lenders and/or (d) make contributions to one or more single-employer defined benefit plans for Pfizer’s employees and retirees (including retirees of companies acquired by Pfizer).

As partial consideration for the contribution of the Upjohn Business to Newco, Newco will also issue to Pfizer additional shares of Newco common stock such that the number of shares of Newco common stock then outstanding and held by Pfizer will be equal to the Distribution Shares, which is (a) the number of fully diluted Mylan ordinary shares (calculated as described in the Business Combination Agreement) multiplied by the quotient of 57% divided by 43% minus (b) the number of shares of Newco common stock underlying certain awards under Newco’s stock plan that will be granted to employees of the Upjohn Business who held certain outstanding and unvested Pfizer equity awards immediately before the time at which the Distribution occurs (the “Distribution Shares”).

Step 3 (Distribution):

Pfizer will distribute all of the Distribution Shares to Pfizer stockholders in a spin-off or a split-off. In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. In a split-off, Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding. If the exchange offer is undertaken and consummated, the remaining Distribution Shares, if any, would be distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer.

Pfizer intends to effect the Distribution by way of a spin-off.

Step 4 (Combination):	Under the terms of the Business Combination Agreement, immediately following the Distribution, Newco and Mylan will effect the Combination through the following series of transactions:

•

First, Mylan will engage in a legal triangular merger under Dutch law (the “Mylan Merger”), in which Mylan will merge with and into Mylan II B.V. (“Mylan Newco Sub”), with Mylan Newco Sub surviving as a wholly owned subsidiary of Mylan I B.V. (“Mylan Newco”). In the Mylan Merger, each Mylan ordinary share would be replaced by one Mylan Newco ordinary share. The Mylan Newco ordinary shares will not be listed. The Mylan Newco ordinary shares will be in existence only until the dissolution and liquidation of Mylan Newco has been completed as described below. After the Mylan Newco Liquidation Distribution (as defined in this document) has been made, we do not expect there to be any further distributions in respect of the Mylan Newco ordinary shares, nor do we expect any Mylan Newco shareholder meeting to be held at which Mylan Newco shareholders could exercise voting rights.

•

Second, Mylan Newco will sell and transfer to Acquisition Sub, an indirect, wholly owned subsidiary of Newco, or its designated nominee, all of the outstanding shares of Mylan Newco Sub in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares outstanding immediately after the effective time of the Mylan Merger (such sale and transfer, the “Share Sale”).

•

Third, Mylan Newco will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan Newco ordinary shares will, upon distribution of the Exchangeable Note, receive one share of Newco common stock for each Mylan Newco ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (such liquidation, the “Mylan Newco Liquidation”).

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination will occur through the following steps, which do not involve the Mylan Merger. This alternative transaction structure, which this document refers to as the “Alternative Transaction Structure,” consists of the following:

•

First, Mylan will sell and transfer to Acquisition Sub all of Mylan’s assets and liabilities, in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan ordinary shares outstanding immediately after the effective time of the Asset Sale (as defined below) (the “Mylan Exchangeable Note”) (such sale and transfer, the “Asset Sale”); and

•

Second, Mylan will be dissolved and liquidated in accordance with Dutch law and each holder of Mylan ordinary shares will, upon distribution of the Exchangeable Note, receive one share of Newco common stock for each Mylan ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax (such liquidation, the “Mylan Liquidation”).

Each step of the Combination is intended to be completed substantially concurrently, in the order indicated.

When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Separation and the Distribution but before the Combination (both in the scenario that the Alternative Transaction Structure is not adopted and in the scenario that the Alternative Transaction Structure is adopted), and the corporate structure immediately following the consummation of the Combination (both in the scenario that the Alternative Transaction Structure is not adopted and in the scenario that the Alternative Transaction Structure is adopted).

Pre-Distribution Structure

If the Alternative Transaction Structure Is Not Adopted: Structure Following the Distribution and Mylan Merger but Before the Share Sale and Mylan Newco Liquidation Distribution

If the Alternative Transaction Structure Is Not Adopted: Structure Following the Share Sale and Mylan Newco Liquidation Distribution

*	Excludes overlap of Pfizer stockholders and Mylan shareholders

If the Alternative Transaction Structure Is Adopted: Structure Following the Distribution but Before the Combination

Structure Following the Combination if the Alternative Transaction Structure Is Adopted

*	Excludes overlap of Pfizer stockholders and Mylan shareholders

Conditions to the Transactions (see “Business Combination Agreement—Conditions to the Combination” beginning on page 138 and “Separation and Distribution Agreement—Conditions to the Distribution” beginning on page 146).

As more fully described in this document, the Separation and the Distribution are generally subject to the same closing conditions as the Combination, and the Combination is subject to consummation of the Separation and the Distribution, among other closing conditions.

Conditions to the Combination

The Business Combination Agreement provides that the respective obligations of each party to conduct the closing of the transactions contemplated by the Business Combination Agreement are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of the following conditions on or before the closing date:

•

any waiting period applicable to the Combination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) has expired or been earlier terminated and competition law merger control clearance in the Required Jurisdictions (as defined under “—Regulatory Approvals”) has been obtained;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation and Distribution Agreement;

•

the effectiveness of the registration statement on Form S-4 filed by Newco to effect the registration of shares of Newco common stock that will be issued and distributed in the Mylan Newco Liquidation or Mylan Liquidation, as such registration may be amended or supplemented from time to time before the time at which the Distribution occurs, and the registration statement filed with the SEC of which this document forms a part, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval of the listing of the Newco common stock to be issued in the Distribution and the Combination on the NYSE or the NASDAQ;

•

the approval and adoption by Mylan shareholders of the Combination Proposal (consisting of the Mylan Merger Resolution, the Share Sale Resolution, the Mylan Newco Liquidation Resolutions, the Alternative Transaction Resolutions and the Discharge Resolution) in accordance with applicable law (the “Mylan Shareholder Approval”) has been obtained; and

•

the absence of any law, governmental order or other action taken by a court of competent jurisdiction or other governmental authority prohibiting, enjoining, restraining or otherwise making illegal the Separation, the Distribution, the Combination or the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution).

Pfizer’s and Newco’s obligations to conduct the closing of the Combination are subject to the fulfillment (or waiver by Pfizer, to the extent permissible under applicable law) of the following additional conditions:

•

performance and compliance in all material respects by each of Mylan, Mylan Newco and Mylan Newco Sub (each, a “Mylan Party”) of all obligations and covenants, respectively, required to be performed or complied with, as applicable, by it under the Business Combination Agreement at or before the closing date;

•

the accuracy of the representations and warranties of the Mylan Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the closing date (except for any such representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement;

•

receipt by Pfizer of a certificate of Mylan, executed on its behalf by a senior officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied;

•	receipt by Pfizer of the IRS Ruling and the Tax Opinion; and

•	consummation of the Cash Distribution in accordance with the terms of the Separation and Distribution Agreement.

The Mylan Parties’ obligations to conduct the closing of the Combination are subject to the fulfillment (or waiver by Mylan, to the extent permissible under applicable law) of the following additional conditions:

•

performance and compliance in all material respects by Newco, Acquisition Sub and Pfizer of all obligations and covenants, respectively, required to be performed or complied with, as applicable, by it under the Business Combination Agreement at or before the closing date;

•

the accuracy of the representations and warranties of Pfizer contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the closing date (except for any such representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

•

receipt by Mylan of a certificate of Pfizer, executed on its behalf by a senior officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Conditions to the Separation and Distribution

Pfizer’s obligation to complete the Distribution is subject to the satisfaction or waiver of all the conditions to the Combination, as set forth in the Business Combination Agreement, other than the condition that the Distribution has been consummated (see “Business Combination Agreement—Conditions to the Combination”). Further, without Mylan’s prior written consent, the Distribution will not occur unless each of Pfizer and Newco will have executed and delivered, and caused each of their applicable subsidiaries to execute and deliver, as applicable, the Transition Services Agreements, the Tax Matters Agreement, the Employee Matters Agreement, the Manufacturing and Supply Agreements, the IP Matters Agreement and the Trademark License Agreement (together with the Specified Purchase Agreement (as defined in “Additional Transaction Agreements—Specified Purchase Agreement”), if executed, the “Ancillary Agreements,” and together with the Business Combination Agreement and the Separation and Distribution Agreement, the “Transaction Documents”) to which each of Pfizer, Newco or any applicable subsidiary is a party, and cause to be implemented and become effective certain of Newco’s organizational documents.

The Combination; Consideration (see “The Transactions” beginning on page 73).

Under the terms of the Business Combination Agreement, immediately following the Distribution, and unless the Alternative Transaction Structure is adopted, Newco and Mylan will combine through the Mylan Merger, the Share Sale and the Mylan Newco Liquidation, or, if the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, Newco and Mylan will be combined through the Alternative Transaction Structure consisting of the Asset Sale and the Mylan Liquidation.

In connection with the Mylan Newco Liquidation, or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation, the Mylan shareholders will receive, as a liquidation distribution, a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares or Mylan ordinary shares, as applicable, held by such shareholder as of such time, reduced by any applicable withholding taxes, if any, including any Dutch dividend withholding tax. The exchange ratio of Newco common stock and Mylan Newco ordinary shares or Mylan ordinary shares, as applicable, equals one to one (the “Exchange Ratio”). The Business Combination Agreement provides that after the Distribution but before the Combination, the number of outstanding shares of Newco common stock will be equal to 57% of the fully diluted outstanding shares of Newco common stock following the Combination.

When the Distribution and the Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding Newco common stock, in each case on a fully diluted basis.

See “The Transactions—Calculation of the Combination Consideration.”

Treatment of Mylan Equity Awards (see “Business Combination Agreement—Treatment of Mylan Equity Awards” beginning on page 121).

•	Mylan Options and Mylan SARs: At the Effective Time, each option to purchase Mylan ordinary shares (a “Mylan Option”) or stock appreciation right in respect of Mylan ordinary shares (a “Mylan SAR”)

that is outstanding as of immediately prior to the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, an option to purchase shares of Newco common stock (a “Newco Option”) or a stock appreciation right in respect of shares of Newco common stock (a “Newco SAR”), as applicable, (a) with respect to a number of shares of Newco common stock equal to the number of Mylan ordinary shares subject to such Mylan Option or Mylan SAR, as applicable, multiplied by the Exchange Ratio and (b) with an exercise price per share or base price per share, as applicable, equal to the exercise price per share or base price per share of such Mylan Option or Mylan SAR, as applicable, divided by the Exchange Ratio.

•

Mylan RSU Awards: At the Effective Time, each time-vesting restricted stock unit award in respect of Mylan ordinary shares (a “Mylan RSU Award”) that is outstanding as of immediately prior to the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a time-vesting restricted stock unit award in respect of shares of Newco common stock (a “Newco RSU Award”) in respect of a number of shares of Newco common stock equal to the number of Mylan ordinary shares subject to such Mylan RSU Award multiplied by the Exchange Ratio.

•

Mylan PRSU Awards: At the Effective Time, each performance-vesting restricted stock unit in respect of Mylan ordinary shares (each, a “Mylan PRSU Award”) that is outstanding as of immediately prior to the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Newco RSU Award in respect of a number of shares of Newco common stock equal to the number of Mylan ordinary shares subject to such Mylan PRSU Award as of immediately prior to the Effective Time multiplied by the Exchange Ratio. The number of Mylan ordinary shares subject to a Mylan PRSU Award with a performance period that is incomplete as of immediately prior to the Effective Time will be determined assuming performance goals are satisfied at the target level. After the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, each such Newco RSU Award will be subject only to time-based vesting at the end of the originally scheduled performance period (or any later scheduled vesting date).

Each converted equity award described above will be subject to substantially the same terms and conditions as applied to the corresponding Mylan equity award immediately prior to the Effective Time, including with respect to the vesting and payment schedules of each such award (except, in the case of any converted Mylan PRSU Award, for any performance-based vesting conditions).

For a more complete discussion of the treatment of Mylan equity awards, see “Business Combination Agreement—Treatment of Mylan Equity Awards” beginning on page 121.

Treatment of Pfizer Equity and Long-Term Incentive Cash Awards (see “Additional Transaction Agreements—Employee Matters Agreement” beginning on page 152).

Pfizer equity awards and long-term incentive cash awards granted after July 28, 2019 in lieu of equity awards and held by Pfizer employees who move to Newco will generally be vested pro rata as of immediately prior to the Distribution and settle in accordance with the existing terms of such awards and such employees will receive a grant of a replacement award in the form of an equity award from Newco based on the value of the portion of the Pfizer award that is forfeited, with such replacement award to generally be subject to the same terms and conditions as the corresponding forfeited Pfizer award. Pfizer equity awards held by current and former employees and non-employee directors of Pfizer, as well as Pfizer awards held by Newco employees that remain outstanding following the Distribution, will generally remain denominated in shares of Pfizer common stock, and Pfizer will adjust the terms of such awards as it determines to be appropriate to preserve the value of such awards in connection with the Distribution.

For a more complete discussion of the treatment of Pfizer awards, see “Additional Transaction Agreements—Employee Matters Agreement” beginning on page 152.

Board of Directors and Executive Officers of Newco Following the Combination (see “The Transactions—Board of Directors and Executive Officers of Newco Following the Combination; Operations Following the Combination—Liquidity and Capital Resources of Newco Following the Combination” beginning on page 100).

The Business Combination Agreement provides that, as of the closing of the Combination, the Newco Board will consist of 13 members, including the Executive Chairman of Newco, who will be Robert J. Coury (current Executive Chairman of Mylan); the Chief Executive Officer of Newco, who will be Michael Goettler (current Global President of the Upjohn Business); eight persons designated by Mylan before the closing date; and three persons designated by Pfizer before the closing date (after consultation in good faith with Mylan). On December 18, 2019, Pfizer and Mylan announced that Ian Read (former Executive Chairman, Chief Executive Officer and director of Pfizer) and James Kilts (current director of Pfizer) will join the Newco Board upon completion of the Combination. Messrs. Read and Kilts were designated by Pfizer. On February 27, 2020, Pfizer and Mylan announced that W. Don Cornwell (current director of Pfizer) and JoEllen Lyons Dillon, Neil Dimick, Melina Higgins, Harry A. Korman, Rajiv Malik, Richard A. Mark, Mark W. Parrish and Pauline van der Meer Mohr (current directors of Mylan) will join the Newco Board upon completion of the Combination. Mr. Cornwell was designated by Pfizer and the remaining eight directors were designated by Mylan. Messrs. Kilts and Cornwell will cease to be members of the Pfizer Board immediately upon the closing of the Combination. The Executive Chairman of Newco will be in the class of directors whose term expires at the 2023 annual meeting of Newco stockholders, and each of the three persons designated by Pfizer will serve in a different class of directors.

The Business Combination Agreement provides that, as of the closing of the Combination, Robert J. Coury will become the Executive Chairman of Newco, Michael Goettler will become the Chief Executive Officer of Newco and Rajiv Malik, Mylan’s President, will become the President of Newco. On February 27, 2020, Pfizer and Mylan announced that Sanjeev Narula (current Chief Financial Officer of the Upjohn Business) will become the Chief Financial Officer of Newco upon completion of the Combination.

Risk Factors (see “Risk Factors” beginning on page 39).

You should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this document and the other documents to which they have been referred.

Regulatory Approvals (see “The Transactions—Regulatory Approvals Related to the Combination” beginning on page 103).

Under the HSR Act and related rules, the Combination may not be completed until the parties have filed Notification and Report forms with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and observed a specified statutory waiting period. Pfizer and Mylan filed Notification and Report forms with the FTC and the Antitrust Division on September 6, 2019. On October 7, 2019, Pfizer and Mylan each received a request for additional information from the FTC relating to the Combination. The effect of these requests, which were issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after Pfizer and Mylan have certified substantial compliance with the requests, unless the period is extended voluntarily by the parties or terminated earlier by the FTC. Due to circumstances surrounding the COVID-19 pandemic, the waiting period was further extended by the parties and the FTC on April 28, 2020. Pfizer and Mylan are also required to obtain antitrust clearance from the following antitrust authorities outside the United States as a condition precedent to the Combination (collectively, the “Required Jurisdictions”): the Australian Competition and Consumer Commission, the Brazilian Administrative

Council of Economic Defense, the Canadian Competition Bureau, the State Administration for Market Regulation in China, the European Commission, the Competition Commission of India, the Japan Fair Trade Commission, the Mexican Federal Economic Competition Commission, the Philippine Competition Commission, the Federal Antimonopoly Service of Russia, the Competition Commission of South Africa and the Turkish Competition Authority, or to observe the applicable statutory waiting period in each of those jurisdictions. Under the Business Combination Agreement, Pfizer and Mylan may add additional jurisdictions to the list of Required Jurisdictions by mutual written agreement before the closing of the Combination. On September 26, 2019, the Philippine Competition Commission informed the parties that the thresholds for a mandatory antitrust approval are not met, rendering the transactions not notifiable under applicable law. Accordingly, the parties withdrew the filing and the condition precedent to the Combination relating to receipt of antitrust clearance from the Philippine Competition Commission has been satisfied. On November 15, 2019, the Federal Antimonopoly Service of Russia granted clearance of the Combination. On January 16, 2020, the Chinese State Administration for Market Regulation granted clearance of the Combination. On January 21, 2020, the Brazilian Administrative Council of Economic Defense granted clearance of the Combination, effective as of February 7, 2020. On February 12, 2020, the Canadian Competition Bureau granted clearance of the Combination. On February 20, 2020, the Turkish Competition Authority granted clearance of the Combination. On March 19, 2020, the Mexican Federal Economic Competition Commission granted clearance of the Combination. On March 23, 2020, the Competition Commission of India granted clearance of the Combination. On March 24, 2020, the Competition Commission of South Africa granted clearance of the Combination, conditioned upon a three-year moratorium on merger-specific retrenchments in South Africa. On April 22, 2020, the European Commission granted clearance of the Combination, conditioned upon the sale of certain of Mylan’s products in Europe. On May 26, 2020, the Japan Fair Trade Commission granted clearance of the Combination.

In addition to the Required Jurisdictions, Pfizer and Mylan are seeking antitrust clearance from the Competition Authority of Botswana, the Superintendence of Industry and Commerce in Colombia, the COMESA (Common Market for Eastern and Southern Africa) Competition Commission, the Namibian Competition Commission, the Serbian Commission for Protection of Competition, the General Authority for Competition of the Kingdom of Saudi Arabia, the Taiwanese Competition Commission, the Anti-Monopoly Committee of Ukraine and the New Zealand Commerce Commission. On September 27, 2019, the Serbian Commission for Protection of Competition granted clearance of the Combination. On December 9, 2019, the Superintendence of Industry and Commerce in Colombia granted clearance of the Combination. On January 30, 2020, the Anti-Monopoly Committee of Ukraine granted clearance of the Combination. On March 13, 2020, the Competition Authority of Botswana granted clearance of the Combination. On April 19, 2020, the General Authority for Competition of the Kingdom of Saudi Arabia granted clearance of the Combination. On May 27, 2020, the Taiwanese Competition Commission granted clearance of the Combination, effective as of June 4, 2020. On June 8, 2020, the COMESA Competition Commission granted clearance of the Combination.

In order to consummate the Combination, the parties may take a variety of actions to obtain such regulatory approvals, including determining to divest assets or not transfer assets from Pfizer or Mylan that otherwise would have been transferred to Newco. Such actions could also include agreeing to conditions, restrictions or other modifications to the nature and scope of assets or operations that will constitute the Upjohn Business or the business of the combined company following the Combination. In addition, the parties could, among other things, determine not to transfer certain products, businesses and/or assets to Newco which are currently included within the Upjohn Business. There is no assurance that fair market value will be obtained in exchange for any divestitures or other actions taken in connection with obtaining regulatory approvals. The parties currently do not expect that the aggregate amount of revenue associated with assets or businesses divested or otherwise not transferred to Newco will be material to the combined company’s total revenue; however, actual results may differ materially from the parties’ current expectations and no assurance can be given as to the nature, scope, timing or terms and conditions of such divestitures or modifications. In addition, regulatory approvals may take longer than expected or may impose conditions, restrictions or other modifications that could have an adverse effect on Newco following the Combination, or otherwise reduce the anticipated benefits of the Combination.

Termination (see “Business Combination Agreement—Termination, Amendment and Waiver” beginning on page 139).

The Business Combination Agreement may be terminated at any time before the closing date:

•	by mutual written agreement of Pfizer and Mylan;

•	by either Pfizer or Mylan, subject to specified qualifications and exceptions, if:

•

any final and non-appealable legal restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Separation, the Distribution, the Combination or the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution);

•	the closing of the Combination has not occurred on or before December 31, 2020 (we refer to December 31, 2020 as the “Outside Date”); or

•	the Mylan Shareholder Approval has not been obtained at the Mylan Shareholders Meeting;

•

by Mylan, subject to specified qualifications and exceptions, in the event of a breach of any representation, warranty, covenant or agreement on the part of Pfizer or the Upjohn Entities (as defined below under “Business Combination Agreement—Conduct of Business Pending the Combination”), such that the closing conditions in the Business Combination Agreement regarding Pfizer’s or any Upjohn Entity’s, as applicable, representations, warranties, covenants or agreements would not be satisfied, and such breach is not cured within a specified time period or is incapable of being cured before the Outside Date;

•	by Pfizer, subject to specified qualifications and exceptions:

•

in the event of a breach of any representation, warranty, covenant or agreement on the part of the Mylan Parties, such that the closing conditions in the Business Combination Agreement regarding the Mylan Parties’ representations, warranties, covenants or agreements would not be satisfied, and such breach is not cured within a specified time period or is incapable of being cured before the Outside Date; or

•	before receipt of the Mylan Shareholder Approval, if the board of directors of Mylan (the “Mylan Board”) has effected a Mylan Change in Recommendation (as defined below).

The Separation and Distribution Agreement shall terminate immediately upon termination of the Business Combination Agreement, if the Business Combination Agreement is terminated in accordance with its terms before the time at which the Distribution occurs. After the time at which the Distribution occurs, the Separation and Distribution Agreement may not be terminated, except by an agreement in writing signed by a duly authorized officer of each of Pfizer and Newco.

Termination Fees (see “Business Combination Agreement—Termination, Amendment and Waiver—Termination Fee” beginning on page 140).

Mylan has agreed to pay to Pfizer, by way of compensation, $322 million (the “Termination Payment”), if the Business Combination Agreement is terminated as follows:

•	by Pfizer, before the receipt of the Mylan Shareholder Approval, if the Mylan Board has effected a Mylan Change in Recommendation;

•

by Pfizer, as a result of a willful breach by Mylan of its no solicitation obligations under the Business Combination Agreement and within 12 months after the date of such termination, a Competing Proposal (as defined under “Business Combination Agreement—No Solicitation by Mylan; Competing Proposal”) is consummated or Mylan enters into a definitive written agreement for a Competing Proposal (however, solely for purposes of this bullet point, all references to 15% in the definition of the term “Competing Proposal” are replaced with 50%); or

•

(a) by Mylan or Pfizer, if the Mylan Shareholder Approval has not been obtained upon a vote taken thereon at the Mylan Shareholders Meeting or (b) by Pfizer, as a result of a breach of Mylan of its obligation to hold the Mylan Shareholders Meeting to obtain the Mylan Shareholder Approval, and, in each case, before such termination, a Competing Proposal has been publicly announced or otherwise becomes publicly known (or, in the case of a willful breach by Mylan of its obligation to hold the Mylan Shareholders Meeting to obtain the Mylan Shareholder Approval, a Competing Proposal has been communicated to the Mylan Board), and such Competing Proposal has not been publicly withdrawn at least seven days before the Mylan Shareholders Meeting, and within 12 months after the date of such termination, any Competing Proposal is consummated or Mylan enters into a definitive written agreement for any Competing Proposal (however, solely for purposes of this bullet point, all references to 15% in the definition of the term “Competing Proposal” are replaced with 50%).

Pfizer’s Expenses (see “Business Combination Agreement—Termination, Amendment and Waiver—Pfizer’s Expenses” beginning on page 140).

If the Business Combination Agreement is terminated by either Pfizer or Mylan because the Mylan Shareholder Approval has not been obtained upon a vote taken thereon at the Mylan Shareholders Meeting, then Mylan shall pay to Pfizer all reasonable out-of-pocket costs, fees and expenses incurred by Pfizer in connection with the Business Combination Agreement and the transactions contemplated thereby up to $96 million, but excluding all such costs, fees and expenses incurred by Pfizer before May 2, 2019. Such payment will be credited against any termination fee that is paid by Mylan to Pfizer.

Certain Adjustments (see “Separation and Distribution Agreement—Certain Adjustments” beginning on page 145).

The Separation and Distribution Agreement provides for specified adjustment payments to be made after the closing of the Distribution by Pfizer or Upjohn to the other party if and to the extent that at the closing of the Distribution the amount of Newco’s working capital or cash, as applicable, as of immediately prior to the time at which the Distribution occurs is greater than or less than a specified target for such amount of working capital or cash, respectively, as further described in the Separation and Distribution Agreement.

U.S. Federal Income Tax Consequences (see “Material U.S. Federal Income Tax Consequences” beginning on page 108).

The consummation of the Distribution, the Combination and certain related transactions is conditioned upon Pfizer’s receipt of the IRS Ruling and Tax Opinion, each to the effect that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and the Pfizer Distribution Payments will qualify as money distributed to Pfizer creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Internal Revenue Code. Assuming that the Distribution and related transactions and the Pfizer Distribution Payments so qualify, Pfizer and its stockholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes, except for any cash received in lieu of any fractional shares. On March 17, 2020, Pfizer received the IRS Ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing.

See “Material U.S. Federal Income Tax Consequences” beginning on page 108 of this document for a more detailed description of the U.S. federal income tax consequences of the Distribution.

No Appraisal Rights (see “Business Combination Agreement—No Appraisal Rights” beginning on page 122).

Neither Mylan shareholders nor Mylan Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the Mylan ordinary shares or Mylan Newco ordinary shares in connection with the Combination.

Pfizer stockholders are not entitled to appraisal rights in connection with the Separation, the Distribution or the Combination.

SUMMARY HISTORICAL COMBINED FINANCIAL INFORMATION OF THE UPJOHN BUSINESS

The following table presents summary historical combined financial information of the Upjohn Business. The combined statements of income information and the combined statements of cash flows information for the years ended December 31, 2019, 2018 and 2017 set forth below are derived from the Upjohn Business’s audited combined financial statements included in this document. The combined statements of income information and the combined statements of cash flows information for the three months ended March 29, 2020 and March 31, 2019 and the combined balance sheet information as of March 29, 2020 are derived from the Upjohn Business’s unaudited condensed combined financial statements included in this document. In the opinion of management, the unaudited condensed combined financial statements for the interim periods included in this document include all the normal and recurring adjustments that the Upjohn Business considers necessary for a fair presentation of the financial position and operating results for these periods. The combined financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The combined financial statements of the Upjohn Business include expense allocations for direct and indirect commercial and corporate costs, including certain support functions, that are provided on a centralized basis within Pfizer. Such costs include, among others, (i) certain non-product commercial costs managed by Pfizer’s commercial organization; (ii) allocations for certain platform functions that are generally provided on a centralized basis within Pfizer, such as expenses for worldwide technology, global real estate operations, legal, finance, human resources, insurance, worldwide public affairs, compliance and worldwide procurement, among others; (iii) certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group, and other overhead costs associated with the Upjohn Business’s manufacturing (which include manufacturing variances associated with production); (iv) certain compensation and benefits and other corporate costs, such as interest income and expense and gains and losses on investments; (v) research, development and medical expenses; and (vi) restructuring charges and other costs associated with cost reduction/productivity initiatives. Pfizer does not routinely allocate these costs to any of its business units. However, as part of a Pfizer reorganization beginning in 2019, the Upjohn Business was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research and development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to the Upjohn Business on a centralized basis within Pfizer have been, beginning in 2019, incurred directly by the Upjohn Business. For such costs, the combined financial information for the year ended December 31, 2019 and for the three months ended March 29, 2020 and March 31, 2019 includes a combination of allocations to the Upjohn Business and limited directly incurred costs. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, headcount, Upjohn Business identified manufacturing costs, etc.), depending on the nature of the services and/or costs.

The summary historical combined financial information should be read in conjunction with the sections entitled “Selected Historical Combined Financial Information of the Upjohn Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business” and the Upjohn Business’s audited combined financial statements and accompanying notes and the Upjohn Business’s unaudited condensed combined financial statements and accompanying notes included in this document. The Upjohn Business’s historical combined financial information presented below may not be indicative of its future performance and does not necessarily reflect what the Upjohn Business’s financial position and results of operations would have been had it operated as an independent standalone company during the periods presented, including changes that will occur in its operations and capitalization as a result of the Separation, the Distribution and the Combination. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” included in this document for a further description of the anticipated changes.

Statement of income data:

	Three Months Ended (unaudited)		Year Ended December 31,
	March 29, 2020	March 31, 2019	2019	2018	2017
(millions of dollars)
Revenues(a)	$1,861	$3,071	$10,244	$12,431	$13,359
Costs and expenses(b)	960	1,071	4,753	5,336	5,604
Restructuring charges/(credits)	15	9	159	39	(80)

Income before provision/(benefit) for taxes on income	885	1,991	5,331	7,056	7,835
Provision/(benefit) for taxes on income(c)	103	255	409	925	(2,366)

Net income before allocation to noncontrolling interests	782	1,736	4,922	6,131	10,201
Less: Net income/(loss) attributable to noncontrolling interests	(1)	1	5	3	3

Net income attributable to the Upjohn Business	$783	$1,735	$4,917	$6,128	$10,199

Balance sheet data:

As of March 29, 2020 (unaudited)
(millions of dollars)
Working capital	$ 941
Property, plant and equipment, less accumulated depreciation	1,003
Total assets	16,187
Long-term obligations(d)	5,674
Total liabilities	8,788
Total Upjohn Business equity	7,398

Other data:

	Three Months Ended (unaudited)		Year Ended December 31,
	March 29, 2020	March 31, 2019	2019	2018	2017
(millions of dollars)
Cash provided by operations	$859	$1,386	$4,720	$5,721	$7,397

Certain amounts may reflect rounding adjustments.

(a)

Pediatric exclusivity for Lyrica expired in the United States in June 2019 and multi-source generic competition began on July 19, 2019. As a result, the Upjohn Business experienced a significant decline in sales of Lyrica in the U.S. beginning in the third quarter of 2019.

(b)	Excludes restructuring charges/(credits).
(c)

In the fourth quarter of 2017, the Upjohn Business recorded an estimate of certain tax effects of the legislation commonly referred to as the Tax Cuts and Jobs Act. For additional information see Note 7. Tax Matters accompanying the Upjohn Business’s audited combined financial statements and Note 5. Tax Matters accompanying the Upjohn Business’s unaudited condensed combined financial statements included in this document.

(d)

Defined as pension benefit obligations, net, postretirement benefit obligations, net, noncurrent deferred tax liabilities, other taxes payable and other noncurrent liabilities. The Upjohn Business did not have long-term debt for any of the periods presented.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF MYLAN

The following table presents the selected summary historical consolidated financial and operating data of Mylan as of and for each of the years in the five-year period ended December 31, 2019 and as of and for the three months ended March 31, 2020 and 2019. The selected historical consolidated financial information as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from Mylan’s audited consolidated financial statements. The unaudited selected historical financial information as of and for the three months ended March 31, 2020 and 2019 has been derived from Mylan’s unaudited condensed consolidated financial statements which include, in the opinion of Mylan’s management, all normal and recurring adjustments that are necessary for the fair presentation of the results for such interim periods and dates. The historical consolidated financial statements of Mylan are prepared in accordance with U.S. GAAP. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Mylan and the related notes contained in Mylan’s Annual Report on Form 10-K, as amended, as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the unaudited consolidated financial statements of Mylan and the related notes contained in Mylan’s Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2020, which are incorporated by reference into this document, and the audited consolidated financial statements of Mylan and the related notes as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015, and the unaudited consolidated financial statements of Mylan and the related notes as of and for the three months ended March 31, 2019, which are not incorporated by reference into this document but which are available on Mylan’s website at www.mylan.com and on the SEC website at sec.gov. Mylan N.V. is considered the successor to Mylan Inc., and the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015.

The selected historical consolidated financial information may not be indicative of the future performance of Mylan. For all years presented, the consolidated balance sheet data has been adjusted for the retrospective application of the adoption of ASU 2015-03 and 2015-17, as described in footnotes 2 and 3 below. For more information, see “Where You Can Find Additional Information.”

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
(in millions, except per share amounts)	2020	2019	2019	2018	2017	2016	2015
Statements of Operations:
Total revenues	$2,619.2	$2,495.5	$11,500.5	$11,433.9	$11,907.7	$11,076.9	$9,429.3
Cost of sales(1)	1,713.1	1,690.3	7,602.9	7,432.3	7,124.6	6,379.9	5,213.2

Gross profit	906.1	805.2	3,897.6	4,001.6	4,783.1	4,697.0	4,216.1
Operating expenses:
Research and development	114.2	172.6	639.9	704.5	783.3	826.8	671.9
Selling, general and administrative	605.4	607.9	2,563.6	2,441.0	2,575.7	2,498.5	2,180.7
Litigation settlements and other contingencies, net	1.8	0.7	(21.4)	(49.5)	(13.1)	672.5	(97.4)

Total operating expenses	721.4	781.2	3,182.1	3,096.0	3,345.9	3,997.8	2,755.2
Earnings from operations	184.7	24.0	715.5	905.6	1,437.2	699.2	1,460.9
Interest expense	119.9	131.2	517.3	542.3	534.6	454.8	339.4
Other expense (income), net	34.1	7.3	43.8	64.9	(0.4)	122.7	206.1

Earnings before income taxes	30.7	(114.5)	154.4	298.4	903.0	121.7	915.4
Income tax provision (benefit)	9.9	(89.5)	137.6	(54.1)	207.0	(358.3)	67.7

Net loss attributable to the noncontrolling interest	—	—	—	—	—	—	(0.1)

Net (loss) earnings attributable to Mylan N.V. ordinary shareholders	$20.8	$(25.0)	$16.8	$352.5	$696.0	$480.0	$847.6

Earnings (loss) per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.04	$(0.05)	$0.03	$0.69	$1.30	$0.94	$1.80
Diluted	$0.04	$(0.05)	$0.03	$0.68	$1.30	$0.92	$1.70
Weighted average ordinary shares outstanding:
Basic	516.4	515.0	515.7	514.5	534.5	513.0	472.2
Diluted	517.0	515.0	516.5	516.5	536.7	520.5	497.4
Selected Balance Sheet data:
Total assets(2)(3)	$30,145.9	$31,906.6	$31,255.5	$32,734.9	$35,806.3	$34,726.2	$22,267.7
Working capital(2)(3)(4)	1,372.3	2,104.7	1,188.2	1,779.9	828.0	2,481.8	2,350.5
Short-term borrowings	—	0.4	—	1.9	46.5	46.4	1.3
Long-term debt, including current portion of long-term debt(2)	12,631.7	13,741.8	12,671.9	13,816.4	14,614.5	15,426.2	7,294.3
Total equity	11,262.7	11,891.6	11,883.8	12,167.1	13,307.6	11,117.6	9,765.8

(1)

Cost of sales includes the following amounts primarily related to the amortization of purchased intangibles from acquisitions: $351.2 million, $405.5 million, $1.58 billion, $1.61 billion, $1.44 billion, $1.32 billion, and $854.2 million for the three months ended March 31, 2020 and March 31, 2019 and the for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. In addition, cost of sales included the following amounts related to impairment charges to intangible assets: $29.5 million, $180.6 million, $224.0 million, $80.8 million, $68.3 million and $31.3 million for the three months ended March 31, 2019 and the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. No intangible asset impairment charges were recognized during the three months ended March 31, 2020.

(2)

Pursuant to the Company’s adoption of Accounting Standards Update 2015-03, Interest—Imputation of Interest, as of December 31, 2015, deferred financing fees related to term debt have been retrospectively reclassified from other assets to long-term debt or the current portion of long-term debt, depending on the debt instrument, on the Consolidated Balance Sheets for all periods presented.

(3)

Pursuant to the Company’s adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, as of December 31, 2015, deferred tax assets and liabilities that had been previously classified as current have been retrospectively reclassified to noncurrent on the Consolidated Balance Sheets for all periods presented.

(4)	Working capital is calculated as current assets minus current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information gives effect to the Combination and related transactions, including borrowings under the Bridge Facility, and the Distribution.

The summary unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and for the year ended December 31, 2019 combine the historical unaudited condensed consolidated and the audited consolidated statements of operations of Mylan and the historical unaudited condensed combined and the historical audited combined statements of income for the Upjohn Business, respectively, giving effect to the Combination as if it had been consummated on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical unaudited condensed consolidated balance sheet of Mylan as of March 31, 2020 and the historical unaudited condensed combined balance sheet of the Upjohn Business as of March 29, 2020, giving effect to the Combination as if it had been consummated on March 31, 2020. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” included in this document for more information.

The summary unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan considered the accounting acquirer of the Upjohn Business. See “The Transactions—Accounting Treatment” beginning on page 101 of this document for more information.

The Upjohn Business’s historical combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These historical combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented.

The summary unaudited pro forma condensed combined financial information is for informational purposes only. It does not purport to indicate the results that would have actually been attained had the Combination and the related transactions been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma condensed combined financial information, Mylan allocated the estimated purchase price using its best estimates of fair value. Also, as explained in more detail in the accompanying notes to the unaudited pro forma financial information, these estimates are based on the most recently available public information. To the extent there are significant changes to the Upjohn Business, the assumptions and estimates herein could change significantly. Furthermore, Newco could have reorganization and restructuring expenses as well as potential cost savings, operating synergies, or revenue enhancements as a result of combining Mylan and the Upjohn Business. The unaudited pro forma condensed combined financial information does not reflect these potential expenses, cost savings, operating synergies, or revenue enhancements or the costs necessary to achieve these cost savings, operating synergies, and revenue enhancements. The unaudited pro forma condensed combined financial information reflects only the pro forma adjustments that are factually supportable, directly attributable to the Combination and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Newco.

This information is only a summary and has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial information and the notes thereto, included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the consolidated financial statements of Mylan and the related notes thereto, which are incorporated by reference into this document, and the Upjohn Business’s combined financial statements and accompanying notes included in this document.

As of March 31, 2020
(millions of dollars)	(Pro Forma As Adjusted)
Total assets	$61,214
Short-term borrowings	12,000
Long-term debt	11,198
Total liabilities	38,146
Total equity	23,067

	Three months ended March 31, 2020	Year ended December 31, 2019
(in millions, except per share amounts)	(Pro Forma As Adjusted)	(Pro Forma As Adjusted)
Total revenues	$4,480	$21,746
Net earnings attributable to ordinary shareholders	$520	$3,782
Earnings per share applicable to ordinary shareholders
Basic	$0.43	$3.13
Diluted	$0.43	$3.13
Weighted average shares outstanding
Basic	1,209.3	1,208.6
Diluted	1,209.9	1,209.4

SUMMARY HISTORICAL AND PRO FORMA PER SHARE DATA OF MYLAN

The following table sets forth selected historical share information of Mylan and unaudited pro forma per share information after giving effect to the Combination. Per share information for the Upjohn Business is not presented because the Upjohn Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis. The historical consolidated financial statements of Mylan are prepared in accordance with U.S. GAAP. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Mylan and the related notes contained in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and the unaudited condensed consolidated financial statements of Mylan and the related notes contained in Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference in this document. The pro forma data has been derived from the unaudited pro forma condensed consolidated and combined financial information of Mylan and the Upjohn Business included elsewhere in this document. See the section of this document entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business.”

This summary historical and pro forma per share data is being presented for informational purposes only and is not necessarily indicative of per share data that would have actually been attained had the Combination been completed on the dates indicated below, or the future per share data of Newco. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Mylan and the Upjohn Business been combined at the date presented or of the actual future results or financial condition of Mylan or the Upjohn Business to be achieved following the consummation of the transactions.

	Three months ended March 31, 2020		Year Ended December 31, 2019
(in millions, except per share amounts)	Historical (unaudited)	Pro Forma	Historical	Pro Forma
Earnings per share applicable to ordinary shareholders:
Basic	$0.04	$0.43	$0.03	$3.13

Diluted	$0.04	$0.43	$0.03	$3.13

Weighted average shares outstanding:
Basic	516.4	1,209.3	515.7	1,208.6

Diluted	517.0	1,209.9	516.5	1,209.4

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION

Mylan ordinary shares are listed on the NASDAQ under the symbol “MYL.” On July 26, 2019, the last trading day before the announcement of the signing of the Business Combination Agreement, the closing price of Mylan ordinary shares was $18.46 per share. On June 11, 2020, the last practicable trading day for which information is available as of the date of this document, the closing price of Mylan ordinary shares was $16.30 per share. For information on the current price per Mylan ordinary share, you are urged to consult publicly available sources.

Market price data for Newco common stock is not available because Newco is currently a wholly owned subsidiary of Pfizer, and shares of Newco common stock do not trade separately from shares of Pfizer common stock.

Mylan Dividend Policy

Mylan has historically not paid any dividends on Mylan ordinary shares. The timing, declaration, amount and payment of any future dividends to Mylan shareholders is within the discretion of the Mylan Board of Directors. Mylan does not anticipate paying dividends in the immediate future. The terms of the Business Combination Agreement generally restrict Mylan’s ability to declare and pay dividends to Mylan shareholders during the interim period commencing from the execution of the Business Combination Agreement until the closing of the Combination. There can be no assurance that Mylan will pay any dividend in the future.

Newco Dividend Policy

Newco is currently a wholly owned subsidiary of Pfizer. As of the date of this document, there is no established trading market for Newco common stock, and shares of Newco common stock do not trade separately from shares of Pfizer common stock. It is currently anticipated that Newco will initiate a dividend of approximately 25% of free cash flow beginning the first full quarter following the consummation of the transactions. However, there can be no assurance that Newco will pay or continue to pay a dividend, and the timing, declaration, amount and payment by Newco of any dividend or distribution will be within the discretion of the Newco Board.

RISK FACTORS

The following sets forth material risks related to the transactions, the Upjohn Business, the combined company’s business and the Newco common stock. You should also carefully consider the information contained or incorporated by reference in this document, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” contained in this document and the risks of the Mylan business discussed in Part I, Item 1A—Risk Factors in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and in Part II, Item 1A—Risk Factors in Mylan’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, incorporated by reference in this document. Risks relating to the Upjohn Business or Mylan’s businesses are also risks that relate to the combined company. The risks described below are not the only risks that these businesses face or that the combined company will face after the consummation of the transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the combined company’s business, financial condition and results of operations or the price of combined company common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

The transactions may not be completed on the terms or timeline currently contemplated, or at all.

The Business Combination Agreement provides that the closing of the Combination shall not occur prior to October 1, 2020, unless otherwise agreed to in writing by Mylan and Pfizer and subject to Pfizer’s right, following consultation in good faith with Mylan, to delay the date of the closing of the Combination in order to ensure there are at least five business days of “when issued” trading of Newco common stock on the NASDAQ Global Select Stock Market prior to the closing or such longer period as may be required by the NASDAQ Global Select Stock Market. In addition, the consummation of the transactions is subject to the satisfaction (or, if applicable, valid waiver) of various conditions, including (a) the expiration or termination of any applicable waiting period under the HSR Act and the receipt of regulatory approvals in certain other jurisdictions, (b) the consummation of the Separation and the Distribution in accordance with the terms of the Separation and Distribution Agreement, (c) the effectiveness of the registration statements filed with the SEC by the parties in connection with the transactions, (d) the Mylan Shareholder Approval, (e) the absence of any legal restraint (including legal actions or proceedings pursued by U.S. state authorities in the relevant states) preventing the consummation of the transactions, (f) in the case of Pfizer’s and Newco’s obligations to consummate the transactions, (i) the consummation of the Cash Distribution in accordance with the terms of the Separation and Distribution Agreement and (ii) the receipt by Pfizer of the IRS Ruling and the Tax Opinion, and (g) other customary closing conditions. See “Business Combination Agreement—Conditions to the Combination.” There is no guarantee that all of the conditions to the consummation of the transactions will be satisfied (or, if applicable, validly waived) in a timely manner or at all, including as a result of potential delays or disruptions caused by the coronavirus (“COVID-19”) pandemic, in which case closing of the transactions may be delayed or may not occur and the benefits expected to result from the transactions may not be achieved.

Mylan and Pfizer have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the transactions. Many of these expenses must be paid regardless of whether the transactions are consummated. As a result of the provisions described above and the conditions to closing of the transactions, some of which are dependent upon the actions of third parties, the parties cannot provide any assurance that the transactions will be consummated in a timely manner or at all.

The combined company may not realize the anticipated benefits from the transactions.

The combined company is expected to realize cost synergies, growth opportunities, and other financial and operating benefits as a result of the transactions. The combined company’s success in realizing these benefits, and the timing of their realization, depends on the successful integration of the Upjohn Business with the Mylan business. The combination of two independent businesses is a complex, costly and time-consuming process. Even if Mylan and the Upjohn Business successfully integrate, Mylan and the Upjohn Business cannot predict with certainty if or when these synergies, growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the transactions may be offset by costs incurred in integrating the companies or for required capital expenditures related to the combined businesses. In addition, the quantification of synergies expected to result from the transactions is based on significant estimates and assumptions that are subjective in nature and inherently uncertain. Realization of any benefits and synergies could be affected by a number of factors beyond Mylan’s, the Upjohn Business’s or the combined company’s control, including, without limitation, general economic conditions, increased operating costs, regulatory developments and the other risks described in these risk factors. The amount of synergies actually realized in the transactions, if any, and the time periods in which any such synergies are realized, could differ materially from the expected synergies discussed in this document, regardless of whether the two business operations are combined successfully. If the integration is unsuccessful or if the combined company is unable to realize the anticipated synergies and other benefits of the transactions, there could be a material adverse effect on the combined company’s share price, business, financial condition and results of operations.

The terms of the transactions may discourage other companies from making alternative business proposals and the transactions may make future business transactions involving the combined company more difficult.

The Business Combination Agreement generally prohibits Mylan from soliciting any alternative transaction proposal during the pendency of the transactions, although in certain circumstances Mylan may make a Mylan Change in Recommendation in response to an unsolicited alternative transaction proposal that the Mylan Board determines is more favorable to Mylan and its shareholders and other stakeholders than the transactions. See “Business Combination Agreement—No Solicitation by Mylan; Competing Proposal.” The Business Combination Agreement provides that Mylan may be required to pay Pfizer a termination fee of $322 million if the Business Combination Agreement is terminated in certain circumstances, which payment might deter third parties from proposing alternative business combination proposals. The “no solicitation” provisions in the Business Combination Agreement prohibit Pfizer from soliciting any competing proposal involving the Upjohn Business as set forth in the Business Combination Agreement. See “Business Combination Agreement—No Solicitation by Pfizer; Competing Upjohn Proposal.”

In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of the Distribution and certain related transactions, may discourage, delay or prevent acquisition proposals and otherwise limit the combined company’s ability to pursue certain strategic transactions or engage in other transactions, including mergers or consolidations for a period of time following the closing of the transactions. Under the Tax Matters Agreement, the combined company will be restricted from taking certain actions for a period of time following the closing of the transactions because such actions could adversely affect the intended tax treatment of the Distribution and certain related transactions, and such restrictions could be significant. See “Additional Transaction Agreements—Tax Matters Agreement.”

Because the combined company will be a larger company than either the Upjohn Business or Mylan is currently, an acquisition of the combined company may be more expensive or more difficult than an acquisition of either the Upjohn Business or Mylan would be currently.

Costs and expenses related to the transactions could exceed amounts currently estimated and could have a material adverse effect on the business, financial condition and results of operation of the parties.

Pfizer, Mylan and Newco expect to incur a number of costs in relation to the transactions, including integration and post-closing costs, which could exceed the amounts currently estimated. There may also be further additional and unforeseen expenses incurred in connection with the transactions either due to delays or otherwise. There can be no guarantee that any benefits of the transactions that are realized will offset such costs, which could have a material adverse effect on the business, financial condition and results of operation of the companies.

The calculation of the number of shares of Newco to be issued to Pfizer stockholders and Mylan shareholders in the transactions will not be adjusted if there is a change in the value of the Upjohn Business or Mylan before the Combination is completed.

The number of shares of Newco common stock to be issued to the Pfizer stockholders or the Mylan shareholders in the transactions will not be adjusted if there is a change in the value of the Upjohn Business or the value of Mylan before the closing of the transactions. Pfizer stockholders and Mylan shareholders will receive a number of shares of Newco to achieve a fixed percentage of the outstanding common stock of Newco in the aggregate pursuant to the Combination, rather than a number of shares with a particular fixed market value. As a result, the actual value of the Newco common stock to be received by Pfizer stockholders and Mylan shareholders in transactions will depend on the value of such shares at and after the closing of the Combination, which may be lower than the market value of Mylan’s ordinary shares.

Neither Pfizer stockholders nor Mylan shareholders will be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Neither Pfizer stockholders nor Mylan shareholders are entitled to appraisal rights in connection with the Combination.

Mylan, the Upjohn Business and the combined company may have difficulty attracting, motivating and retaining key personnel and other employees in light of the transactions.

The combined company’s success after the transaction will depend in part on its ability to attract and retain key personnel and other employees. Prior to and following the transactions, employees of Mylan, the Upjohn Business and the combined company may experience uncertainty about their future roles at the combined company following the consummation of the transactions, which may impact the ability of Mylan, the Upjohn Business and the combined company to retain key personnel and other employees. Competition for qualified personnel in the pharmaceutical industry is intense. Mylan, the Upjohn Business and the combined company may lose key personnel or may be unable to attract, retain and motivate qualified individuals, or the associated costs may increase. If employees of Mylan or the Upjohn Business depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined company after the transactions, the combined company’s ability to realize the anticipated benefits of the transactions could be reduced, and it may have a material adverse impact on the business and operations of the combined company.

The integration of the Upjohn Business with Mylan following the transactions may present significant challenges.

The combination of two independent businesses is a complex, costly and time-consuming process and there is a significant degree of difficulty inherent in the process of integrating the Upjohn Business and Mylan. These difficulties include:

•	the integration of the Upjohn Business’s and Mylan’s current businesses while carrying on the ongoing operations of all businesses;

•	diversion of management’s attention to integration matters;

•	the challenge of integrating the employees and business cultures of the Upjohn Business and Mylan;

•	retaining existing customers and suppliers, or obtaining new customers and suppliers;

•	risks associated with managing the larger and more complex combined company;

•	the challenge and cost of integrating manufacturing, logistics, information technology, communications and other systems of the Upjohn Business and Mylan; and

•	the potential difficulty in attracting and retaining key personnel and other employees of Mylan and the Upjohn Business.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses. Members of senior management of Mylan, the Upjohn Business or the combined company may be required to devote considerable amounts of time to this integration process prior to and after the closing of the transactions, which will decrease the time they will have to manage the business of Mylan, the Upjohn Business or the combined company, service existing businesses, and develop new products or strategies. There is no assurance that Mylan, the Upjohn Business or the combined company will be able to manage this integration in the manner or on the timeline currently anticipated. If senior management of Mylan, the Upjohn Business or the combined company is not able to timely and effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of Mylan, the Upjohn Business or the combined company could suffer.

If there is a delay or inability to achieve anticipated integration goals, or if senior management of Mylan, the Upjohn Business or the combined company is not able to timely and effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, there could be a material adverse effect on the combined company’s share price, business, financial condition and results of operations after the transactions.

The historical combined financial information of the Upjohn Business may not be representative of its results if it had been operated independently of Pfizer and as a result, may not be a reliable indicator of the results that the Upjohn Business or the combined company will achieve in the future.

The Upjohn Business is currently operated through various subsidiaries of Pfizer. Consequently, the financial information of the Upjohn Business included in this document has been derived from the consolidated financial statements and accounting records of Pfizer and reflects assumptions and allocations made by Pfizer. The financial position, results of operations and cash flows of the Upjohn Business presented herein may be different from those that would have resulted if the Upjohn Business had historically been operated as a standalone company or by a company other than Pfizer. For example, in preparing the financial statements of the Upjohn Business, Pfizer made an allocation of Pfizer costs and expenses that are attributable to the Upjohn Business. However, these costs and expenses reflect the costs and expenses attributable to the Upjohn Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the Upjohn Business had it been operated independently, and may not reflect costs and expenses that would have been incurred by the combined company. As a result, the historical financial information of the Upjohn Business may not be a reliable indicator of the results that the Upjohn Business or the combined company will achieve in the future.

The unaudited pro forma condensed combined financial information of Mylan and the Upjohn Business is not intended to reflect what actual financial condition and results of operations would have been had Mylan and the Upjohn Business been a combined company for the periods presented, and therefore these results may not be indicative of Newco’s future operating performance.

The historical financial statements contained or incorporated by reference in this document consist of the separate financial statements of the Upjohn Business and Mylan, respectively. The unaudited pro forma condensed combined financial information presented in this document is for illustrative purposes only and is not intended to, and does not purport to, represent what the combined company’s actual results or financial condition would have been if the transactions had occurred on the relevant date. In addition, such unaudited pro forma condensed combined financial information is based in part on certain assumptions regarding the transactions that Pfizer, the Upjohn Business and Mylan believe are reasonable and comply with accounting standards under the SEC rules and regulations. These assumptions, however, are only preliminary and will be updated only after the consummation of the transactions.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spend that Pfizer management and Mylan management believes are necessary to realize the anticipated synergies from the transactions. Accordingly, the pro forma financial information included in this document does not reflect what the combined company’s results of operations or operating condition would have been had Mylan and the Upjohn Business been a consolidated entity during all periods presented, or what the combined company’s financial condition and results of operations will be in the future.

Newco will be subject to potentially significant restrictions that could limit its ability to undertake certain corporate actions (such as stock issuances or the undertaking of a merger or consolidation) that otherwise could be advantageous.

The Tax Matters Agreement generally prohibits Newco and its affiliates from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions to Pfizer and its stockholders. Furthermore, unless an exception applies, for a two-year period following the date of the Distribution, none of Newco nor any of its subsidiaries may:

•	engage in transactions in which Newco’s stock is acquired;

•	engage in certain mergers or consolidations;

•	discontinue the active conduct of the Upjohn Business;

•	sell certain assets;

•	redeem or repurchase any of Newco’s stock; or

•	amend the amended and restated certificate of incorporation of Newco (the “Newco Charter”) or take any other action affecting the relative voting rights of any of its stock or stock rights.

If Newco intends to take certain restricted actions, it must notify Pfizer of the proposal to take such action and either (a) obtain a ruling from the IRS or an unqualified opinion acceptable to Pfizer to the effect that such action will not affect the tax-free status of the Distribution and certain related transactions or (b) receive from Pfizer a waiver of such requirement. However, none of the receipt of an IRS ruling, an unqualified tax opinion or a waiver by Pfizer will relieve Newco of any responsibility to indemnify Pfizer for tax-related losses resulting from such actions.

As a result of these restrictions and indemnification obligations under the Tax Matters Agreement, the combined company may be limited in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in the combined company’s best interests. See “Additional Transaction Agreements—Tax Matters Agreement” for a detailed description of these restrictions.

Additionally, both Pfizer (with respect to the Upjohn Business) and Mylan have agreed in the Business Combination Agreement to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the Combination, which restrictions could be in place for an extended period of time if completion of the Combination is delayed and could adversely impact their ability to execute certain of their respective business strategies and its financial condition, results of operations or cash flows. See the section entitled “Business Combination Agreement—Conduct of Business Pending the Combination” for a description of the restrictive covenants to which Pfizer (with respect to the Upjohn Business) and Mylan are subject.

The Distribution could result in significant U.S. tax liabilities, and Newco may be obligated to indemnify Pfizer for any such tax liability imposed on Pfizer.

The completion of the Distribution, Combination and certain related transactions is conditioned upon the receipt by Pfizer of a private letter ruling from the IRS and an opinion of its tax counsel, each to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and the Pfizer Distribution Payments will qualify as money distributed to Pfizer creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Internal Revenue Code.

On March 17, 2020, Pfizer received the IRS Ruling. Although the IRS Ruling is generally binding on the IRS, the continuing validity of the IRS Ruling is subject to the accuracy of the factual representations made in the ruling request. Pfizer expects to obtain the opinion of counsel described above. In rendering the Tax Opinion, Pfizer’s tax counsel will rely on (i) customary representations and covenants made by Pfizer, Newco and Mylan, and (ii) specified assumptions, including an assumption regarding the completion of the Distribution, Combination and certain related transactions in the manner contemplated by the transaction agreements. In addition, Pfizer tax counsel’s ability to provide the Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the closing date of the Combination. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the Tax Opinion and the tax consequences of the Distribution and Combination could differ from those described below. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Accordingly, notwithstanding the IRS Ruling and Tax Opinion, there can be no assurance that the IRS will not assert a position contrary to one or more of the conclusions set forth herein and if the IRS prevails in such challenge, the U.S. federal income tax consequences of the Distribution, together with certain related transactions, to Pfizer, Newco and the holders of Pfizer common stock could be materially different from, and worse than, the U.S. federal income tax consequences described below.

If the Distribution were determined not to qualify for tax-free treatment under Section 355 of the Internal Revenue Code, Pfizer would generally be subject to tax as if it sold the Newco common stock in a transaction taxable to Pfizer, which could result in a material tax liability that, under certain circumstances, Newco may be required to indemnify Pfizer against pursuant to the Tax Matters Agreement. In addition, each Pfizer stockholder who receives Newco common stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Newco common stock received by the stockholder in the Distribution. See “Material U.S. Federal Income Tax Consequences.”

Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code, the Distribution would be taxable to Pfizer (but not to Pfizer’s stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there were a 50 percent or greater change in ownership of either Pfizer or Newco, directly or indirectly, as part of a plan or series of related transactions that included the Distribution. For this purpose, any acquisitions of Pfizer or Newco common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Pfizer may be able to rebut that presumption. For purposes of this test, the Combination will be treated as part of a plan, but the Combination standing alone will not cause the Distribution to be taxable to Pfizer under Section 355(e) of the Internal Revenue Code because holders immediately before the Distribution of Pfizer common stock will directly own more than 50 percent of Newco common stock following the Combination. Nevertheless, if the IRS were to determine that other acquisitions of Pfizer common stock or Newco common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a material amount of taxable gain for U.S. federal income tax purposes by Pfizer under Section 355(e) of the Internal Revenue Code.

Under the Tax Matters Agreement, Newco will be required to indemnify Pfizer against any taxes resulting from the Distribution or certain aspects of the Separation that arise as a result of Newco’s breach of certain representations or covenants in the Tax Matters Agreement or certain other acts or omissions by Newco or Mylan, including certain actions that could result in Section 355(e) of the Internal Revenue Code applying to the Distribution. If Pfizer were to recognize taxable gain on the Distribution or the Separation other than as a result of a breach of a representation or covenant, or certain other actions or omissions, by Newco, Pfizer would not be entitled to indemnification from Newco under the Tax Matters Agreement and the resulting tax liability to Pfizer could have a material adverse effect on Pfizer. If Newco was required to indemnify Pfizer for taxes resulting from the Distribution or certain aspects of the Separation, that indemnification obligation could be substantial and could have a material adverse effect on the combined company, including with respect to its business, financial condition and results of operations. For a detailed description of the Tax Matters Agreement, see “Additional Transaction Agreements—Tax Matters Agreement.”

The Combination is expected to result in an ownership change for Mylan under Section 382 of the Internal Revenue Code, limiting Mylan’s ability to utilize its foreign tax and other U.S. credits to offset the future taxable income of the combined company.

Mylan’s ability to utilize foreign tax and other U.S. credits to offset future income could be limited if Mylan undergoes an “ownership change” within the meaning of Section 382 of the Internal Revenue Code. In general, an ownership change will occur if there is a cumulative increase in ownership of Mylan stock by five percent shareholders (as defined in the Internal Revenue Code) that exceeds 50 percentage points over the lowest percentage of stock owned by such shareholders at any time over a rolling three-year period. If an ownership change does occur, Section 382 of the Internal Revenue Code establishes an annual limitation on the amount of certain deferred tax assets that may be used to offset taxable income in future years. A number of complex rules apply in calculating this limitation. An ownership change for Mylan is expected to occur in the Combination. Accordingly, all or a portion of Mylan’s deferred tax assets attributable to foreign tax and other U.S. credits may become subject to this limitation and as a result thereof, the combined company’s U.S. federal income tax liability could increase and its share price, business, financial condition, and results of operations and cash flows could be adversely impacted.

The Combination could result in U.K. stamp duty becoming payable by Acquisition Sub.

It is not expected that the Mylan Merger will be treated as involving a transfer on sale of U.K. shares for U.K. stamp duty purposes (and Mylan intends to apply for confirmation of this from HM Revenue & Customs). The Asset Sale is likely to involve a transfer on sale for U.K. stamp duty purposes and accordingly, if the Combination were to be effected by way of the Asset Sale, U.K. stamp duty may arise at a rate of 0.5% on the relevant consideration (including the assumption of debt) attributable to the transfer of shares in any U.K. incorporated companies comprised in the Asset Sale.

Shareholder litigation or creditor opposition could prevent or delay the closing of the transactions or otherwise negatively impact the business and operations of Newco.

The parties have incurred costs and may incur additional costs in connection with the defense or settlement of any shareholder lawsuits, or creditor opposition under Dutch law, filed in connection with the transactions. Beginning in April 2020, Mylan, its directors and certain of its officers were named as defendants in lawsuits filed in federal court, including a putative class action, alleging certain federal securities law violations for purportedly failing to disclose or misrepresenting material information in the definitive proxy statement filed by Mylan with the SEC in connection with the Combination. Pfizer and Newco were also named as defendants in one of the lawsuits. The lawsuits generally seek various relief including (i) enjoining the defendants from proceeding with consummating, or closing the Combination and any vote on the Combination unless and until Mylan discloses and disseminates the purportedly material information; (ii) in the event the Combination is consummated, rescinding it and setting it aside or awarding rescissory damages; and (iii) reasonable attorneys and expert fees. Mylan believes that the claims in these lawsuits are without merit and intends to defend against them vigorously. Such litigation could have an adverse effect on the business, financial condition and results of operations of Pfizer, Mylan or Newco and could prevent or delay the consummation of the transactions.

The announcement and pendency of the Combination could adversely affect the business, financial results and operations of Mylan and/or the Upjohn Business.

The announcement and pendency of the proposed Combination could cause disruptions in and create uncertainty surrounding the business of Mylan or the Upjohn Business, including affecting relationships with existing and future customers, suppliers and employees, which could have an adverse effect on the business, financial results and operations of Mylan or the Upjohn Business or the combined company, regardless of whether the proposed Combination is completed. In particular, Mylan or the Upjohn Business or the combined company could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, Mylan and the Upjohn Business have diverted, and will continue to divert, significant management resources towards the completion of the Combination, which could adversely affect the business, financial condition and future results of operations of Mylan, the Upjohn Business or the combined company.

Risks Related to the Upjohn Business

Public health outbreaks, epidemics or pandemics, including the COVID-19 pandemic, could adversely impact the Upjohn Business.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact the Upjohn Business. In December 2019, illnesses associated with COVID-19 were reported and the virus has since caused widespread and significant disruptions to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic.

The COVID-19 pandemic presents a number of challenges for the Upjohn Business, including, among others, potential delays or disruptions related to regulatory approvals in connection with the Combination. The business, operations, financial condition and results of the Upjohn Business have been impacted by the COVID-19 pandemic to varying degrees, which are currently expected to primarily impact the second quarter of 2020. The pandemic presents a number of challenges for the Upjohn Business, including, among others, impacts due to travel limitations, social distancing and government-mandated work-from-home or shelter-in-place orders; potential manufacturing disruptions and delays and supply chain interruptions, including challenges related to reliance on third-party suppliers; impacts on product demand, including due to reduced numbers of in-person meetings with prescribers, patient visits with physicians, as well as increased unemployment resulting in lower new prescriptions or refills of existing prescriptions; costs associated with the COVID-19 pandemic, including challenges presented by reallocating human capital, manufacturing and other resources to assist in responding to the pandemic without disruption to the Upjohn Business’s operations and protocols intended to reduce the risk of transmission; potential interruptions or delays in the operations of certain regulatory authorities; and government or regulatory actions to contain the virus or control the supply of medicines.

Further, the COVID-19 pandemic, and the volatile global economic conditions stemming from the pandemic, could precipitate or amplify the other risk factors described in this section, which could adversely affect the Upjohn Business’s business, operations and financial condition and results.

The Upjohn Business is continuing to monitor the latest developments regarding the COVID-19 pandemic on its business, operations and financial condition and results, and has made certain assumptions regarding the pandemic for purposes of its operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Upjohn Business is unable to accurately predict the extent of the impact of the pandemic on its business, operations and financial condition and results due to the uncertainty of future developments. In particular, the Upjohn Business believes the ultimate impact on its business, operations and financial condition and results will be affected by the speed and extent of the continued spread of the coronavirus globally, the duration of the pandemic, new information that may emerge concerning the severity and incidence of COVID-19, the safety, efficacy and availability of a vaccine and treatments for COVID-19, the global macroeconomic impact of the pandemic and governmental or regulatory actions to contain the virus or control supply of medicines. However, the pandemic may also affect the Upjohn Business’s business, operations or financial condition and results in a manner that is not presently known to the Upjohn Business or that the Upjohn Business currently does not consider to present significant risks.

The Upjohn Business faces intense competition, and most of its products no longer have market exclusivity in its major markets. This competition could result in a decline in the Upjohn Business’s revenues and results of operations.

With the exception of Lyrica and Effexor in Japan, all of the Upjohn Business’s key branded pharmaceutical products have lost exclusivity in major markets, and many of its products have not had exclusivity for a number of years. Therefore, most of the Upjohn Business’s branded products, as well as its generic products, face competition from generic alternatives. The compound patent for Celebrex in Japan expired in November 2019, and generics may enter the market as early as June 2020. In June 2019, Lyrica’s pediatric exclusivity in the United States expired, and multi-source generic competition commenced in the United States on July 19, 2019. In the first three months of 2020, revenue from Lyrica sales in the United States was approximately $68 million, compared to approximately $877 million in the first three months of 2019. This competition has had and may in the future have a negative impact on its sales and results of operations. The Upjohn Business may not be successful in managing competition from non-branded generics or other alternatives, or in generally managing revenues after loss of exclusivity, and its business, financial condition, and results of operations may be materially adversely affected.

The Upjohn Business’s ability to sustain its sales and profitability on any given product over time is affected by the number of companies selling generic alternatives of the product and the time by which those generic alternatives receive regulatory approval. The regulatory environment in many countries has facilitated increases in the number of generic competitors and eased the process for receiving regulatory approvals to introduce generic products. For example, the regulatory approval processes for generic products in the United States and European Union exempt such generic products from costly and time-consuming clinical trials to demonstrate their safety and efficacy and rely instead on the safety and efficacy of the corresponding innovator products. As a result, manufacturers of generic products can invest far less in research and development to bring a generic alternative to the market. In addition, with the passage of the Generic Drug User Fee Act and increased funding of the Office of Generic Drugs of the U.S. Food and Drug Administration (the “FDA”), the FDA has increased the number of generic products that it has approved, and the average time to obtain such approval has decreased. Legislation enacted in most U.S. states and certain other countries allows or, in some instances, mandates that a pharmacist dispense an available generic equivalent when filling a prescription for a branded product, in the absence of specific instructions from the prescribing physician. These laws have also encouraged the introduction of generic products.

Generic competitors are also becoming more aggressive in terms of pricing in many of the regions in which the Upjohn Business operates. In China, for example, the Upjohn Business faces strong competition from certain generic manufacturers, which may result in price cuts and volume loss on some of the Upjohn Business’s products. The Upjohn Business also faces competition in the United States, the European Union and other mature markets that have a robust generics market and favorable regulatory conditions for generics.

All of the Upjohn Business’s products also face potential competition from products that may be developed in the future that could render its products uncompetitive or obsolete. For example, companies may develop medicines that treat the same indications targeted by the Upjohn Business’s products, and these medicines could be more effective than the Upjohn Business’s or patients and physicians could prefer these medicines over the Upjohn Business’s. The introduction of these new competing products could also have a negative impact on the sales of the Upjohn Business’s products and its results of operations.

Other factors in the pharmaceutical industry that could affect the competition that the Upjohn Business faces include:

•	the strength of the Upjohn Business’s competitors, including their reputation, financial resources and product offerings;

•

the markets in which the Upjohn Business competes or intends to enter, including the competitors in a market, dynamics of a market, and the regulatory environment (and any potential changes in those markets);

•	vertical integration of pharmacies and large purchasing organizations;

•	any consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups;

•	the willingness of the Upjohn Business’s customers, including wholesale and retail customers, to switch among products of different pharmaceutical manufacturers; and

•	pricing pressures by competitors and customers or changes in governmental policies with respect to pharmaceutical pricing.

The historical results of operations of the Upjohn Business include sales of certain products that had market exclusivity during the periods represented, and some of those products have since lost or will lose market exclusivity. The Upjohn Business expects that the revenue from the sales of these products will decline after loss of exclusivity (“LOE”) and, therefore, the historical results of operations of the Upjohn Business may not be indicative of future results of operations.

In 2019, revenue from Lyrica sales in the United States was approximately $2.0 billion, representing 20% of the Upjohn Business’s worldwide revenues, compared to approximately $3.6 billion in 2018, or 29% of the Upjohn Business’s worldwide revenues in 2018. In June 2019, Lyrica’s pediatric exclusivity in the United States expired, and multi-source generic competition commenced in the United States on July 19, 2019. Furthermore, over the next several years, several of the Upjohn Business’s products may lose market exclusivity upon entry of generics in certain markets, including Celebrex in Japan as early as June 2020 and Lyrica in Japan in or before December 2022, following patent expirations in November 2019 and April 2022, respectively. In 2019, revenue from Celebrex sales in Japan was $283 million, and revenue from Lyrica sales in Japan was $743 million, representing approximately 3% and 7% of the Upjohn Business’s worldwide revenues, respectively.

Prices of drugs often decline after they lose market exclusivity, especially once generic pharmaceutical companies (including low-cost generic producers based in China and India) receive approvals and enter the market for a given product, which intensifies competition. Consistent with sales trends following loss of exclusivity, revenue from Lyrica sales in the United States decreased significantly after the second quarter of 2019, and the Upjohn Business expects revenue from Celebrex and Lyrica sales in Japan to decrease significantly upon patent expiration. However, the Lyrica pain use patent in Japan is currently the subject of an invalidity proceeding before the Japanese Patent Office (the “JPO”) and, if the action is determined adversely to the Upjohn Business, it could result in revenue from Lyrica sales in Japan experiencing a significant decrease earlier than December 2022. The Upjohn Business may not be successful in managing post-LOE revenues or competition from non-branded generics or other alternatives, and its business, financial condition and results of operations may be materially adversely affected. This could also cause the Upjohn Business’s overall net revenue and profits to decrease and have a material adverse impact on the Upjohn Business’s business, financial condition and results of operations. In addition, such competition, other competition across multiple products or other declines in the Upjohn Business brands could result in a material impairment of the Upjohn Business’s long-lived assets or the acceleration of amortization or depreciation on the Upjohn Business’s long-lived assets, which may have a material adverse impact on the Upjohn Business, its financial condition and its results of operations.

A substantial portion of the Upjohn Business’s revenues is derived from a limited number of its branded products, and, therefore, any adverse event with respect to those products could have a negative impact on the Upjohn Business’s results of operations.

The Upjohn Business derives a substantial portion of its revenue from the sales of a limited number of its branded products. For the three months ended March 29, 2020 and the year ended December 31, 2019, the Upjohn Business derived approximately 65.9% and 73.3%, respectively, of its revenue from the sale of Lyrica, Lipitor, Norvasc, Celebrex and Viagra, its top 5 products by revenue. The Upjohn Business’s dependence on the sales of a limited number of products exposes the Upjohn Business to the risk that, if there is an adverse event with respect to any of those products, such as a manufacturing delay, a competitor product that decreases demand for the product, increased pricing pressures, manufacturing defects or quality concerns, safety concerns, counterfeiting issues or any other impacts to the positive brand reputation of the products, the Upjohn Business’s results of operations could be negatively affected.

The Upjohn Business’s success depends on its ability to attract, retain and motivate qualified personnel.

The Upjohn Business’s ability to compete in the pharmaceutical industry depends upon its ability to attract and retain highly qualified personnel. The Upjohn Business may not be able to identify qualified candidates to join its team, and it may not be successful in motivating and retaining those employees. The Upjohn Business’s industry has experienced a high rate of turnover of such personnel in recent years, particularly in China. If the Upjohn Business loses one or more of its key employees, its ability to implement its business strategy successfully could be materially adversely affected. Furthermore, replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Upjohn Business’s industry with the breadth of skills and experience required to commercialize pharmaceutical products successfully. Competition to hire from this limited pool is intense, and the Upjohn Business may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Upjohn Business also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions.

In addition, certain aspects of the Upjohn Business depend on the efforts, skills, reputations and business relationships of certain key personnel who are not obligated to remain employed with the Upjohn Business. The loss of these personnel, particularly to competitors, could jeopardize the Upjohn Business’s relationships with customers and materially and adversely affect its business, financial condition, results of operations and cash flows.

The Upjohn Business faces increased pricing pressures in key markets, including developed markets and emerging markets. Any decrease in the price, or reduction in the sales volume, of Upjohn products could have a negative effect on its results of operations.

The pharmaceutical industry has in recent years been the subject of significant publicity regarding the pricing of pharmaceutical products in the United States and elsewhere, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive. Any downward pricing pressure on the Upjohn Business’s products arising from social or political pressure to lower the cost of pharmaceutical products could have a material adverse impact on the Upjohn Business and its business, financial condition and results of operations.

There has also been increasing U.S. federal and state legislative and enforcement interest with respect to drug pricing, as well as from multinational organizations such as the United Nations, the World Health Organization and the Organisation for Economic Co-operation and Development. For instance, the U.S. Department of Justice issued subpoenas to pharmaceutical companies seeking information about the sales, marketing and pricing of certain generic drugs. In addition to the effects of any investigations or claims brought against the Upjohn Business, its business, financial condition and results of operations could also be adversely affected if any such inquiries, of the Upjohn Business or of other pharmaceutical companies or the industry more generally, were to result in legislative or regulatory measures that limit the Upjohn Business’s ability to effectively price its products. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented. There continues to be considerable public and government scrutiny of pharmaceutical pricing and measures to address the perceived high cost of pharmaceuticals are being considered by Congress, the Presidential Administration and select states. In addition to new state transparency laws and the introduction of several Federal pricing bills, we have also seen the Presidential Administration introduce proposals related to prescription drug importation and the implementation of an “International Pricing Index” model for Medicare Part B. We expect to see continued focus in regulating pricing resulting in additional legislation and regulation that could adversely impact revenue.

Outside the United States, governments may use a variety of cost-containment measures applicable to the Upjohn Business’s pharmaceutical products, including price cuts, mandatory rebates, health technology assessments, forced localization as a condition of market access, “international reference pricing” (i.e., the practice of a country linking its regulated medicine prices to those of other countries), quality consistency evaluation processes and volume-based procurement. This international patchwork of price regulation and differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in the Upjohn Business products between countries and may have an adverse impact on the pricing of Upjohn products and as a result, the Upjohn Business and its business, financial condition and results of operations.

In addition, “tender systems” for pharmaceuticals, in particular generic pharmaceuticals, have been implemented in a number of significant markets in which the Upjohn Business operates in an effort to lower prices. Under such tender systems, pharmaceutical companies submit bids to be selected by the payer or the delegated governmental agency. As a result, this tendering process tends to establish lower prices for generic pharmaceutical products and increases pricing pressures on post-LOE medicines. These measures impact marketing practices and reimbursement of drugs and may further increase pressure on reimbursement margins. Certain other countries and/or payers may consider the implementation of a tender system. Failing to win tenders or the Upjohn Business’s withdrawal from participating in tenders, or the implementation of similar systems in other markets leading to further price declines, could have a material adverse effect on the Upjohn Business and its business, financial condition and results of operations.

The Upjohn Business faces downward pricing pressure from government initiatives in China. Any decrease in the price, or reduction in the sales volume, of Upjohn products could have a negative effect on the Upjohn Business’s results of operations.

In China, pricing pressures have increased in recent years, and the Chinese government has also increased its focus on patient access and reimbursement for pharmaceutical medicines.

In China, medicines that are approved for use by the National Medical Products Administration are subject to a number of regulations and market practices which can impact patient access, including availability in hospitals, pricing and reimbursement. For example, products must participate in provincial level bidding procedures, historically without any volume guarantees, where prices are established and selected products can then be sold in local public hospitals. From the pool of products, each hospital can select which products to carry and, in some cases, additional price negotiations occur. There is also a national reimbursement drug list, updated periodically, that governs which products will be covered by public health insurance, and from August of 2019, local governments have no flexibility to make adjustments or set coverage conditions. In China, the Upjohn Business has largely been engaging in provincial bidding and negotiating with hospitals to sell its products.

In 2013, China began to implement a quality consistency evaluation process (“QCE”) for post-LOE products to improve the quality of domestically manufactured generic drugs, primarily by requiring such drugs to pass a test to assess their bioequivalence to a qualified reference drug (typically the originator drug).

In addition, volume-based tendering has been implemented in certain cities in China to significantly decrease prices for non-patented drug products. A pilot project for centralized procurement of 25 molecules that have passed QCE, including atorvastatin calcium tablets (Lipitor) and amlodipine besylate tablets (Norvasc), was launched in March 2019, covering 11 major Chinese cities (Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu and Xian). In that pilot procurement project, the successful bidder on a particular drug collected a guaranteed portion of the purchase amount from all 11 cities. Atorvastatin, the generic molecule of Lipitor, and amlodipine, the generic molecule of Norvasc, were among the products included in the tender process. The Upjohn Business and most off-patent originators were not successful in the first bidding process under this pilot, which was finalized in December 2018 and implemented in March 2019, and those contracts mostly went to local Chinese generic companies. The first bidding process resulted in significant price cuts for the molecules included. The first bidding process resulted in significant price cuts with some bidders reducing the price of their products by as much as 96 percent, as companies attempted to secure volumes on the Chinese pharmaceutical market. The drugs that lost the bidding were also requested to reduce their selling price up to 30 percent based on the price difference with the successful bidder.

China’s government began nationwide expansion of the volume-based procurement program pilot in December 2019. The expanded model, which is being implemented nationwide, applies to certain drugs that are purchased for public hospitals as well as some military and private medical institutions. The Upjohn Business and most off-patent originators were not successful in the bidding process for this nationwide expansion, and those contracts mostly went to local Chinese generic companies. In January 2020, China announced another round of expansion of its national volume-based procurement program, which initially covered 33 new molecules (none of which are Upjohn Business products), with 32 of such molecules being selected. In this wave, China may allocate up to 80 percent of the volume to as many as six winners of the bidding process.

The Upjohn Business expects pricing pressures on Lipitor, Norvasc, and any other of its products to increase as a result of the above-mentioned pilot project and the national volume-based procurement projects, and the Upjohn Business may be unable to successfully win contracts through these centralized procurement projects in the future. The Upjohn Business has failed, and may continue to fail, to win bids due to various factors, including uncompetitive bidding price. If the Upjohn Business’s bids fail to win in these centralized procurement projects or if prices are significantly cut, the market share, revenue and profitability of the products concerned could be adversely affected. In addition, the procurement projects or other similar programs could expand in the future to include additional molecules, including those that the Upjohn Business sells. Any of these developments could have a material adverse effect on the Upjohn Business, its financial position and its results of operations.

Furthermore, the Chinese government has discussed moving toward efforts to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The government currently plans to implement this universal reimbursement price initiative within the next two to three years. If this policy is implemented, the new reimbursement level will likely be lower than the current reimbursement level for the Upjohn Business’s products, placing additional pressures on price and/or patient copay. There remains uncertainty as to whether, when and how this policy may be officially implemented. The Chinese government could also enact other policies that may increase pricing pressures or have the effect of reducing the volume of sales available to the Upjohn Business’s products. This potential policy, and any other policies like it that could increase pricing and copay pressures on the Upjohn Business’s drug products in China, could have a material adverse effect on the Upjohn Business and its business, financial condition and results of operations.

If the Upjohn Business fails to maintain a positive reputation or is unable to conduct effective marketing, many aspects of the Upjohn Business and its prospects could be adversely affected.

The Upjohn Business believes that market awareness and recognition of its brands have contributed significantly to the success of its business. The Upjohn Business also believes that maintaining and enhancing these brands, especially market perceptions of the safety and quality of its products, is critical to maintaining its competitive advantage, particularly given that most of its branded products have lost exclusivity in major markets. The reputation of the Upjohn Business’s brands is particularly critical in Greater China and promotion-sensitive emerging market countries, which are critical to its growth strategies, where the Upjohn Business currently benefits from consumer preference for branded products over non-branded generics. If any of the Upjohn Business’s products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to patients, then this could have a material adverse effect on the Upjohn Business, its business, financial condition and results of operations. Also, because the Upjohn Business is dependent on market perceptions, negative publicity associated with product quality, illness or other adverse effects resulting from, or perceived to be resulting from, the Upjohn Business’s products could have a material adverse impact on its business, financial condition and results of operations.

The Upjohn Business’s sales and marketing efforts are anchored by promoting its products to physicians, pharmacists, clinics and hospitals. Therefore, the Upjohn Business’s sales and marketing force, whether in-house sales representatives or third-party commercial partners, must possess a relatively high level of technical knowledge, up-to-date understanding of industry trends and expertise in the relevant therapeutic areas and products, as well as promotion and communication skills. In addition, the Upjohn Business has a network of third-party commercial partners that it uses to sell its products, including Pfizer. The Upjohn Business may also expand its network of third-party commercial partners to increase its marketing efforts. It may be difficult to effectively manage the Upjohn Business’s brand reputation as the Upjohn Business has relatively limited control over these third-party commercial partners. If the Upjohn Business is unable to effectively train its in-house sales representatives and third-party commercial partners or monitor and evaluate their marketing performances, the Upjohn Business’s sales and marketing may be less successful than desired.

While the Upjohn Business will continue to promote its brands to remain competitive, the Upjohn Business may not be successful in doing so. If the Upjohn Business is unable to increase or maintain the effectiveness and efficiency of its sales and marketing activities, including investments in digital marketing initiatives and other emerging sales channels, in particular in Greater China and emerging markets, or if the Upjohn Business incurs excessive marketing and promotion expenses to do so, the Upjohn Business and its business, financial condition and results of operations may be materially and adversely affected.

A significant portion of the Upjohn Business’s operations is conducted in jurisdictions outside of the United States and is subject to the economic, political, legal and business environments of the countries in which the Upjohn Business operates.

A significant portion of the Upjohn Business’s operations is conducted in jurisdictions outside of the United States. The Upjohn Business’s international operations could be limited or disrupted by any of the following:

•	volatility in the international financial markets;

•	compliance with governmental controls;

•	difficulties enforcing contractual and intellectual property rights;

•	compliance with a wide variety of laws and regulations, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar non-U.S. laws and regulations, including anti-corruption laws in China;

•	compliance with foreign labor laws;

•	increased use of generic medicines in the Upjohn Business’s markets;

•	burdens to comply with multiple and potentially conflicting foreign laws and regulations, including those relating to environmental, health and safety requirements;

•	changes in laws, regulations, government controls or enforcement practices with respect to the Upjohn Business and the businesses of the Upjohn Business’s customers;

•	the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic;

•	political and social instability, including crime, civil disturbance, terrorist activities and armed conflicts;

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trade restrictions and restrictions on direct investments by foreign entities, including restrictions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Treasury Department”);

•	changes in tax laws and tariffs, including changes in tariffs resulting from the escalation of trade tensions between China and the United States;

•

uncertainties based on the formal change in relationship between the U.K. government and the E.U., which could have implications on the commercial and general business operations of the Upjohn Business in the U.K. and the E.U., including the supply of products;

•	costs and difficulties in staffing, managing and monitoring international operations; and

•	longer payment cycles and increased exposure to counterparty risk.

Furthermore, the multinational nature of the Upjohn Business subjects it to potential risks that various taxing authorities may challenge the pricing of its cross-border arrangements and subject it to additional tax, adversely impacting its effective tax rate and the Upjohn Business’s tax liability.

In addition, international transactions may involve increased financial and legal risks due to differing legal systems, requirements and customs. These requirements may prohibit the import or export of certain products and technologies or may require the Upjohn Business to obtain a license before importing or exporting certain products or technologies. A failure to comply with applicable laws, regulations or requirements could result in civil or criminal legal proceedings, monetary or non-monetary penalties, or both, disruptions to the Upjohn Business, limitations on its ability to import and export products and services and damage to its reputation. In addition, variations in the pricing of the Upjohn Business’s products between jurisdictions may result in the unauthorized importation of the Upjohn Business’s products between jurisdictions. While the impact of these factors is difficult to predict, any of them could materially adversely affect the Upjohn Business’s financial condition and results of operations. Changes in any of these laws, regulations or requirements, or the political environment in a particular country, may affect the Upjohn Business’s ability to engage in business transactions in certain markets, including investment, procurement and repatriation of earnings.

The Upjohn Business is subject to the FCPA, the U.K. Bribery Act, Chinese anti-corruption laws and similar worldwide anti-corruption laws, which impose restrictions on certain conduct and may carry substantial fines and penalties.

The Upjohn Business is subject to the FCPA, the U.K. Bribery Act, Chinese anti-corruption laws and similar anti-corruption laws in other jurisdictions. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other prohibited payments to government officials for the purpose of obtaining or retaining business, and some have record keeping requirements. The failure to comply with these laws could result in substantial criminal and/or monetary penalties. The Upjohn Business operates in jurisdictions that have experienced corruption, bribery, payoffs and other similar practices from time to time and, in certain circumstances, such practices may be local custom. The Upjohn Business has implemented internal control policies and procedures that mandate compliance with these anti-corruption laws. However, the Upjohn Business cannot be certain that these policies and procedures will protect it against liability. There can be no assurance that the Upjohn Business’s employees or other agents will not engage in conduct that might expose the Upjohn Business to liability under anti-corruption laws. If the Upjohn Business’s employees or agents are found to have engaged in such practices, the Upjohn Business could suffer severe criminal or civil penalties, reputational harm and other consequences that could have a material adverse effect on the Upjohn Business and its business, financial condition and results of operations.

The Upjohn Business may not be able to realize the expected benefits of its investments in emerging markets.

The Upjohn Business has been taking steps to increase its presence in emerging markets, including by expanding its manufacturing presence, sales organization and product offerings in these markets. Failure to continue to maintain and expand its business in emerging markets could also materially adversely affect its business, financial condition and results of operations.

Some countries within emerging markets may be especially vulnerable to periods of local, regional or global economic, political or social instability or crisis. For example, the Upjohn Business’s sales in certain emerging market countries have suffered from extended periods of disruption due to natural disasters. Furthermore, the Upjohn Business has also experienced lower than expected sales in certain emerging market countries due to local, regional and global restrictions on banking and commercial activities in those countries. In addition, certain emerging market countries have currencies that fluctuate substantially, which may impact the Upjohn Business’s financial performance. For all these and other reasons, sales within emerging markets carry significant risks.

The Upjohn Business is subject to risk based on global and industry-specific economic conditions.

The Upjohn Business is exposed to both global and industry-specific economic conditions. While global economic conditions have been fairly stable as a whole in recent years, continued concerns about the systemic impact of potential geopolitical issues and economic policy uncertainty, particularly in areas in which the Upjohn Business operates, could potentially cause economic and market instability in the future and could adversely affect the Upjohn Business, including its financial performance. Challenging economic conditions could also adversely affect the ability of patients or payers to purchase pharmaceutical products or the ability of third-party distributors, partners, manufacturers and suppliers to buy inventory or raw materials and to perform their obligations under agreements with the Upjohn Business, any of which could disrupt the Upjohn Business’s operations.

Global efforts toward healthcare cost containment continue to exert pressure on product pricing and market access. Governments, corporations and insurance companies, which provide insurance benefits to patients, have implemented increases in cost-sharing and restrictions on access to medicines, potentially causing patients to switch to lower-cost generic products and away from branded products, delay treatments, skip doses or use less effective treatments. Any of these patient behaviors may decrease demand for the Upjohn Business’s branded products or cause the Upjohn Business to decrease its prices. Moreover, government financing pressures can lead to negative pricing pressure in various markets where governments take an active role in setting prices, access criteria (e.g., through public or private health technology assessments) or other means of cost control. Examples include China, Europe, Japan, Canada, Saudi Arabia and a number of other international markets. The United States continues to maintain competitive insurance markets, but has also seen significant increases in patient cost-sharing and growing government influence as government programs continue to grow as a source of coverage, which may increase negative pricing pressure in that market. The Upjohn Business’s success in the United States depends in large part on insurance coverage of its products. If large insurers cease to cover the Upjohn Business’s products, its business, financial condition and results of operations may be materially adversely affected.

Changes in China’s economic, political and social conditions, as well as government policies, could have a material adverse effect on the Upjohn Business, its financial condition and its results of operations.

A substantial portion of the Upjohn Business’s revenue is derived from its businesses in China and the Upjohn Business’s current global headquarters is located in Shanghai, China. In the three months ended March 29, 2020 and the year ended December 31, 2019, approximately 26% and 24%, respectively, of the Upjohn Business’s revenue was generated in its Greater China business segment. Accordingly, the Upjohn Business’s financial condition and results of operations are, to a material extent, affected by economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including, among others, the degree of government involvement, investment control, level of economic development, growth rate, foreign exchange controls and resource allocation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Some of the other risks related to doing business in China include:

•	the Chinese government exerts substantial influence over the manner in which the Upjohn Business must conduct its business activities;

•	restrictions on currency exchange may limit the Upjohn Business’s ability to receive and use its cash effectively;

•	the Upjohn Business may face increased uncertainties related to the enforcement of intellectual property rights;

•	the Chinese government may favor local businesses and make it more difficult for foreign businesses to operate in China on an equal footing, or generally;

•	the Upjohn Business may face increased uncertainties related to the enforcement of contracts with certain parties; and

•	more restrictive rules on foreign investment could adversely affect the Upjohn Business’s ability to expand its operations in China.

As a result of the Upjohn Business’s operations in China, these risks could have a material adverse effect on the Upjohn Business, its business, financial condition and results of operations.

Although China’s economy has been transitioning to an increasingly market-oriented economy for more than three decades, a substantial portion of productive assets in China are still owned or operated by the Chinese government. The Chinese government is also involved in allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In recent years, the Chinese government has implemented measures emphasizing the utilization of market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance practices in business enterprises. Some of these measures benefit the overall Chinese economy, but may materially and adversely affect the Upjohn Business. For example, the Upjohn Business’s financial condition and results of operations may be materially and adversely affected by government policies on the pharmaceutical industry in China or changes in tax regulations applicable to the Upjohn Business. If the market condition in China deteriorates, or if trade relations between China and the United States deteriorate, the Upjohn Business may be materially and adversely affected.

The pharmaceutical industry in China is highly regulated, and such regulations are subject to change, which may affect approval and commercialization of the Upjohn Business products.

The pharmaceutical industry in China is subject to comprehensive government regulation and supervision. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, which are expected to continue. While it is believed that the Upjohn Business’s strategies regarding pharmaceutical research, development, manufacturing and commercialization in China are aligned with the Chinese government’s policies, they may in the future diverge, requiring a change in such strategies. Any such change may result in increased compliance costs on the Upjohn Business or cause delays in or prevent the successful research, development, manufacturing or commercialization of the Upjohn Business products in China and reduce the current benefits that are available to the Upjohn Business from developing and manufacturing drugs in China.

Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry. Any failure by the Upjohn Business or its partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of Upjohn Business’s activities in China.

There are uncertainties regarding the interpretation and enforcement of the People’s Republic of China (“PRC”)’s laws, rules and regulations.

A substantial portion of the Upjohn Business is conducted in China through its Chinese subsidiaries, which are governed by PRC laws, rules and regulations. Such subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new and often give the relevant regulator significant discretion in how to enforce them, and because of the limited number of published decisions and the nonbinding nature of such decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, the Upjohn Business may not be aware of its violation of these policies and rules until after the occurrence of the violation.

In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection the Upjohn Business enjoys in China. These uncertainties may impede the ability of the Upjohn Business to enforce the contracts it has entered into and could materially and adversely affect the Upjohn Business, its financial condition and its results of operations.

Foreign exchange rate fluctuations and potential currency controls affect the Upjohn Business’s results of operations, as reported in the Upjohn Business’s financial statements.

The Upjohn Business conducts operations in many areas of the world, involving transactions denominated in a variety of currencies. In the three months ended March 29, 2020 and the year ended December 31, 2019, the Upjohn Business generated approximately 76% and 65%, respectively, of its revenues in currencies other than the U.S. dollar, principally the Chinese renminbi, the Japanese yen, the Korean won, the euro and approximately 53 other currencies. The Upjohn Business is subject to currency exchange rate risk to the extent that its costs are denominated in currencies other than those in which it earns revenues. In addition, because the Upjohn Business’s financial statements are reported in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have an impact on the Upjohn Business’s results of operations.

The Upjohn Business also faces risks arising from currency devaluations and the imposition of cash repatriation restrictions and exchange controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. Cash repatriation restrictions and exchange controls may limit the Upjohn Business’s ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by its foreign subsidiaries or businesses located in or conducted within a country imposing restrictions or controls. While the Upjohn Business currently has no need, and does not intend, to repatriate or convert cash held in countries that have significant restrictions or controls in place, should the Upjohn Business need to do so to fund its operations, it may be unable to repatriate or convert such cash, or unable to do so without incurring substantial costs.

The Upjohn Business earns a significant portion of its revenue in Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy proposed or adopted by the China, U.S. and other non-U.S. governments. It is difficult to predict how market forces or U.S., China and other non-U.S. government policies may impact the exchange rate of Renminbi and the U.S. dollar or any other currencies in the future. There remains significant international pressure on the Chinese government to adopt a more flexible currency policy, including from the U.S. government, which designated China as a “currency manipulator” in August 2019 and subsequently removed such designation in January 2020, which could result in greater fluctuation of the Renminbi against the U.S. dollar. The Chinese government, through the State Administration for Foreign Exchange of China (“SAFE”) and other government agencies, regulates conversion of Renminbi into foreign currencies. Under China’s foreign exchange regulations, payments of current account items, including dividend payments, interest payments and expenditures from trade, are freely exchangeable into foreign currencies without prior government approval, provided that certain procedural requirements are met. However, the Chinese government may limit the foreign exchange under the payments of current account items in the future.

Conversion of currency in the “capital account” (e.g., capital items such as direct investments or loans) requires the approval of SAFE or its local branches. These limitations could materially and adversely affect the ability of the Upjohn Business’s Chinese operating subsidiaries and affiliated companies to obtain foreign currencies through equity financing or for capital expenditures, therefore impeding the Upjohn Business’s overall business operations.

Manufacturing problems and capacity imbalances may cause product launch delays, inventory shortages, recalls or unanticipated costs.

In order for the Upjohn Business to sell its products, it must be able to produce and ship sufficient quantities to meet current demand. The Upjohn Business has a global manufacturing network consisting of eight manufacturing facilities located in seven countries. The Upjohn Business also employs a network of approximately 80 contract manufacturing organizations. Many of the Upjohn Business’s products involve complex manufacturing processes and are sourced from only one manufacturing site.

Deviations in the Upjohn Business’s manufacturing processes, such as temperature excursions or improper package sealing, even if minor, could result in delays, inventory shortages, unanticipated costs, product recalls, product liability and/or regulatory action. In addition, a number of factors could cause production interruptions, including:

•	the failure of the Upjohn Business or any of the Upjohn Business’s vendors, suppliers or other third parties to comply with applicable regulations and quality assurance guidelines;

•	construction delays;

•	equipment malfunctions;

•	shortages of materials;

•	labor problems;

•	natural disasters;

•	cybersecurity issues and cyberattacks;

•	power outages;

•	export or import restrictions;

•	civil or political unrest;

•	terrorist activities;

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changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in types of products produced, shipping distributions or physical limitations; and

•	the outbreak of any highly contagious diseases or other public health outbreaks, epidemics or pandemics, such as COVID-19, near the Upjohn Business’s production sites.

The aforementioned interruptions could result in launch delays, inventory shortages, recalls, unanticipated costs or issues with the Upjohn Business’s agreements under which it supplies third parties, which may adversely affect the Upjohn Business’s results of operations. The Upjohn Business has experienced supply shortages with respect to its products in the past, and the Upjohn Business may experience similar shortages in the future. Any such shortages may adversely affect the Upjohn Business’s results of operations.

In addition, regulatory agencies periodically inspect the Upjohn Business’s drug manufacturing facilities to evaluate compliance with applicable current good manufacturing practice (“cGMP”) requirements. Failure to comply with these requirements may subject the Upjohn Business to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizure of product, civil injunctions, criminal proceedings, debarment, recall of a product, delays or denials of product approvals, import bans or denial of import certifications, any of which could have a material adverse effect on the Upjohn Business, its financial condition and its results of operations.

Moreover, the Upjohn Business’s manufacturing network may be unable to meet the demand for the Upjohn Business’s products or the Upjohn Business may have excess capacity if demand for its products changes. The Upjohn Business’s strategy depends in part on its ability to drive volume growth and capture growth opportunities in its target markets. The unpredictability of a product’s regulatory or commercial success or failure, the lead time necessary to construct highly complex manufacturing sites and shifting customer demand (including as a result of market conditions or entry of branded or generic competition) increase the potential for capacity imbalances. In addition, construction of sites is expensive, and the Upjohn Business’s ability to recover costs will depend on the market acceptance and success of the products produced at the new sites, which is uncertain. Supply may also not be sufficient to meet the growing demand in certain markets. Any of these factors could materially adversely affect the Upjohn Business, its financial condition and results of operations. In addition, Newco and Pfizer will enter into the Manufacturing and Supply Agreements, pursuant to which Newco will manufacture and supply certain products to Pfizer on an interim, transitional basis. See “Additional Transaction Agreements—Manufacturing and Supply Agreements.”

Newco may incur substantial costs and be subject to adverse outcomes in litigation and other legal matters.

The Upjohn Business is or may become the subject of various legal proceedings, including product liability, personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims; commercial, environmental, government investigations, employment, and tax litigation; and other legal proceedings that arise from time to time in the ordinary course of its business. Litigation and other legal proceedings are inherently unpredictable, and excessive verdicts and judgments do occur. Although Newco believes that it has or may have meritorious defenses in these matters, it could in the future incur judgments, enter into settlements of claims or revise its expectations regarding the outcomes of certain matters, and such developments could have a material adverse effect on its results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid. For more information regarding legal proceedings involving the Upjohn Business, see the section titled “Information about the Upjohn Business—Legal Proceedings”

Like other pharmaceutical companies, the Upjohn Business is subject to investigations and extensive regulation by government agencies in the Unites States, China and other developed markets and emerging markets in which it operates. As a result, the Upjohn Business has interactions with government agencies on an ongoing basis. Criminal charges, substantial fines and/or civil penalties, limitations on the Upjohn Business’s ability to conduct business in applicable jurisdictions, as well as reputational harm and increased public interest in the matter could result from government investigations.

The Upjohn Business’s activities relating to the sale and marketing and the pricing of its products are subject to extensive regulation under the U.S. Federal Food, Drug, and Cosmetic Act, the Medicaid Drug Rebate Program, the FCPA, the Federal Drug Supply Chain Security Act in the United States, the Falsified Medicines Directive in the European Union and several other such regulations in other countries that require the Upjohn Business to develop electronic systems to serialize, track, trace and authenticate units of its products through the supply chain and distribution system, the Controlled Substances Act of 1970 and the related regulations administered by the Drug Enforcement Agency in the United States and other federal and state statutes, as well as anti-kickback and false claims laws, and similar laws in China and other jurisdictions. Like many companies in its industry, the Upjohn Business has from time to time received inquiries and subpoenas and other types of information demands from government authorities, and been subject to claims and other actions related to its business activities brought by governmental authorities, as well as by consumers and private payers. The Upjohn Business may incur significant expense, civil payments, fines and other adverse consequences as a result of these claims, actions and inquiries. For example, these claims, actions and inquiries may relate to alleged failures to accurately interpret or identify or prevent non-compliance with the laws and regulations associated with the dissemination of product information (approved and unapproved), potentially resulting in government enforcement and damage to the Upjohn Business’s reputation. This risk may be heightened by digital marketing, including social media, mobile applications and blogger outreach.

The Upjohn Business is subject to complex environmental, health and safety laws and regulations.

The Upjohn Business is subject to various federal, state, local and international environmental, health and safety laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including record keeping, reporting and registration requirements; climate change; and the health and safety of the Upjohn Business employees. These laws and regulations also require the Upjohn Business to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke the Upjohn Business’s permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

Given the nature of the Upjohn Business, the Upjohn Business may incur liabilities under the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or under other federal, state, local and international environmental cleanup laws, with respect to Upjohn Business sites, adjacent or nearby third-party sites, or offsite disposal locations. The costs associated with future cleanup activities that the Upjohn Business may be required to conduct or finance could be material. Additionally, the Upjohn Business may become liable to third parties for damages, including personal injury and property damage, resulting from the disposal or release of hazardous materials into the environment. Such liability could materially adversely affect the Upjohn Business’s operating results and financial condition.

The Upjohn Business’s failure to comply with the environmental, health and safety laws and regulations to which it is subject, including any permits issued thereunder, may result in environmental remediation costs, loss of permits, fines, penalties or other sanctions, adverse governmental or private actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial measures. The Upjohn Business could also be held liable for any and all consequences arising out of human exposure to hazardous materials or environmental damage in connection with its current, future or past operations. Environmental laws and regulations are complex, change frequently, have tended to become more stringent and stringently enforced over time and may be subject to new interpretation in the future. The costs of complying with, or liabilities under, such laws and regulations are difficult to accurately predict, and the Upjohn Business’s environmental capital expenditures and costs for environmental compliance may increase substantially in the future as a result of changes in environmental laws and regulations, the development and manufacturing of a new product or increased development or manufacturing activities at any of the Upjohn Business’s facilities. Accordingly, the Upjohn Business’s costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous materials could exceed current estimates and materially adversely affect its business, financial condition and results of operations.

The Upjohn Business relies on the effectiveness of its trademarks for its branded products and a combination of other intellectual property rights to protect its business and proprietary technology, and if those trademarks or other intellectual property rights are violated or not upheld, its results of operations may be negatively affected.

The sales of the Upjohn Business’s branded products, including for a price greater than the price of generic alternatives, depends in part on the trademark for those brands. If those trademarks are violated or not upheld, and other companies begin to sell alternatives using the same name, the Upjohn Business could be negatively affected. Any challenge to, or invalidation or circumvention of, the Upjohn Business’s trademark rights could be costly, require significant time and attention of the Upjohn Business’s management, and materially adversely affect the Upjohn Business, its results of operations or its financial condition.

In the United States and other countries, the Upjohn Business currently holds issued trademark registrations and has trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the maintenance or issuance of the same and thus create the potential need to rebrand or relabel a product and which could result in substantial cost, loss of brand recognition and could require the Upjohn Business to devote additional resources to advertising and marketing new brands. The Upjohn Business relies on its trademarks and brand to differentiate it from its competitors and, as a result, if it is unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate its trademark rights, its business could be materially adversely affected. Even if the Upjohn Business is successful in defending the use of its trademarks or preventing third parties from infringing its trademarks, resolution of such disputes may result in substantial costs.

Although the majority of the Upjohn Business’s branded products have lost exclusivity in their major markets and are no longer protected by any patents, the Upjohn Business continues to rely on patent protection for certain of its products. The Upjohn Business still maintains market exclusivity of Celebrex in Japan at least until June 2020, following patent expiration of the compound patent in November 2019. The Upjohn Business also still maintains market exclusivity of Lyrica in Japan until December 2022, following patent expiration in April 2022. However, the Lyrica pain use patent is currently subject to an invalidity proceeding in Japan. In February 2019, the JPO issued an interim ruling finding that the claims of the Lyrica pain use patent were invalid and, in July 2019, Pfizer submitted to the JPO proposed claim amendments and objections to the JPO’s decision, which are currently under review by the JPO. In November 2019, rebuttal briefs of the third-party challengers in the proceeding were received, and, in February 2020, Pfizer and the Upjohn Business filed their reply. A decision on the invalidity action is anticipated during 2020. Any loss of, or legal challenge to, the validity of patent protection, including in connection with the JPO actions with respect to the Lyrica pain use patent, could result in a material adverse effect to the Upjohn Business’s business, financial condition and results of operations. The Upjohn Business additionally relies, and expects to continue to rely, on a combination of other intellectual property rights, including trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements with its employees and others, to protect its products and proprietary technology.

In addition, the Upjohn Business is party to various license and other agreements pursuant to which third parties grant the Upjohn Business certain intellectual property rights necessary for its current products. These license agreements include various payment and other obligations, and if the Upjohn Business is unable to maintain its existing license agreements or other agreements, including because such agreements expire or are terminated, the Upjohn Business would lose its ability to develop and commercialize products and technology covered by these license agreements, and its financial condition and results of operations could be materially adversely affected.

If the Upjohn Business fails to obtain and maintain adequate intellectual property protection, it may not be able to prevent third parties from using its proprietary technologies or from marketing products that are very similar or identical to the Upjohn Business’s. The infringement, misappropriation or other violation of the Upjohn Business’s intellectual property, particularly in jurisdictions outside of the United States where the law may not protect the Upjohn Business’s proprietary rights as fully as in the United States (including China), may occur even when the Upjohn Business takes steps to prevent it. If a third party infringes, misappropriates or otherwise violates the Upjohn Business’s intellectual property in such a jurisdiction, the Upjohn Business may not be able to enforce its rights, obtain any meaningful remedies or otherwise protect its intellectual property effectively.

The illegal distribution and sale by third parties of counterfeit versions of Upjohn products or of stolen Upjohn products could have a negative impact on the Upjohn Business’s reputation and a material adverse effect on its business, financial condition and results of operations.

A counterfeit medicine is one that has been deliberately and fraudulently mislabeled as to its identity and source. A counterfeit Upjohn medicine, therefore, is one manufactured by someone other than the Upjohn Business, but which is offered for sale as an authentic Upjohn medicine. The prevalence of counterfeit medicines is a significant and growing industry-wide issue due to a variety of factors, including, but not limited to: the widespread use of the internet, which has greatly facilitated the ease by which counterfeit medicines can be advertised, purchased and delivered to individual patients; the availability of sophisticated technology that makes it easier for counterfeiters to make counterfeit medicines; the growing involvement in the medicine supply chain of under-regulated wholesalers and repackagers; the lack of adequate inspection at certain international postal facilities as counterfeit medicines are increasingly delivered directly to customers in small parcel packages; the tendency to misuse and abuse medicines; and the relatively modest risk of penalties faced by counterfeiters compared to the large profits that can be earned by them from the sale of counterfeit medicines. Further, laws against pharmaceutical counterfeiting vary greatly from country to country, and the enforcement of existing law varies greatly from jurisdiction to jurisdiction. For example, in some countries, pharmaceutical counterfeiting is not a crime; in others, it may result in only minimal sanctions. In addition, those involved in the distribution of counterfeit medicines use complex transport routes to evade customs controls by disguising the true source of their products.

The Upjohn Business’s global reputation makes its medicines prime targets for counterfeiting organizations. Counterfeit medicines pose a risk to patient health and safety because of the conditions under which they are manufactured – often in unregulated, unlicensed, uninspected and unsanitary sites – as well as the lack of regulation of their contents. Failure to mitigate the threat of counterfeit medicines, which is exacerbated by the complexity of the supply chain (including the Upjohn Business’s operations in China), could adversely impact the Upjohn Business, by, among other things, causing the loss of patient confidence in the Upjohn name and in the integrity of its medicines, potentially resulting in lost sales, product recalls, and an increased threat of litigation. In addition, thefts of inventory at warehouses, plants or while in transit, which are then not properly stored and which are subsequently sold through unauthorized channels could adversely impact patient safety, the Upjohn Business’s reputation and its business.

The Upjohn Business undertakes significant efforts to counteract counterfeit medicines and to secure its supply and distribution chain. However, its efforts and the efforts of others may not be entirely successful, and the presence of counterfeit medicines may continue to increase.

The Upjohn Business may suffer business disruptions as a result of cybersecurity breaches, and its third-party partners may be unable to adequately protect its customers’ privacy.

In the ordinary course of business, the Upjohn Business collects, stores and transmits large amounts of confidential information (including, but not limited to, personal information and intellectual property), and the Upjohn Business deploys and operates an array of technical and procedural controls to maintain the confidentiality and integrity of such confidential information. The Upjohn Business has also outsourced significant elements of its operations to third parties, including significant elements of its information technology infrastructure as part of Pfizer and, as a result, the Upjohn Business is managing many independent vendor relationships with third parties who may or could have access to confidential information. The size and complexity of the Upjohn Business’s information technology and information security systems, and those of its third-party vendors with whom the Upjohn Business contracts (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by the Upjohn Business’s employees or vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. As a global pharmaceutical company, the Upjohn Business’s systems are subject to frequent attacks. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While the Upjohn Business has invested in the protection of data and information technology, there can be no assurance that its efforts will prevent service interruptions or security breaches. Any such interruption or breach of its systems could adversely affect the Upjohn Business’s operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to the Upjohn Business. Furthermore, federal, state and international laws and regulations relating to data protection and privacy, including the European Union’s General Data Protection Regulation, China’s Cybersecurity Law and the California Consumer Privacy Act, which became effective on January 1, 2020, can expose the Upjohn Business to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if the Upjohn Business’s information technology security efforts fail. To the extent that any disruption or security breach were to result in a loss of, or damage to, the Upjohn Business’s data or applications, or inappropriate disclosure of confidential or proprietary information, the Upjohn Business could incur significant liability and its competitive position could be harmed. Any security compromise in the Upjohn Business’s industry, whether actual or perceived, could harm the Upjohn Business’s reputation, erode confidence in the effectiveness of its security measures, negatively affect its ability to grow the Upjohn Business or subject the Upjohn Business to third-party lawsuits, regulatory fines or other action or liability, which could harm the Upjohn Business.

U.S. healthcare or tax reform legislation could adversely affect the Upjohn Business, its financial condition or its results of operations.

There have been significant efforts at the U.S. federal and state levels to reform the healthcare system by enhancing access to healthcare, improving the delivery of healthcare and further rationalizing payment for healthcare. For example, the Upjohn Business faces uncertainties due to U.S. federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “ACA”). There is additional uncertainty given the ruling in December 2019 by the U.S. Court of Appeals for the Fifth Circuit in Texas v. Azar that the individual mandate, which is a significant provision of the ACA, is unconstitutional. The case was remanded to a lower court to determine whether the individual mandate is inseverable from the entire ACA, in which case the ACA as a whole would be rendered unconstitutional. On

March 2, 2020, the United States Supreme Court granted certiorari to hear the case. In the meantime, the remaining provisions of the law remain in effect. Any determination by the Supreme Court that the ACA is unconstitutional and/or any future replacement of the ACA may adversely affect the Upjohn Business and its financial results, particularly if the legislation reduces incentives for employer-sponsored insurance coverage or dramatically increases industry taxes and fees. Any future healthcare reform efforts may adversely affect the Upjohn Business, its financial condition or its results of operations.

Risks Relating to the Combined Company

The combined company may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances or divest businesses.

The combined company may pursue acquisitions, licensing arrangements, strategic alliances or divestitures of some of its products. Proposing, negotiating and implementing these opportunities may be a lengthy and complex process. The combined company may not be able to identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and such transactions may divert the attention of management from the day-to-day operation of the business. In addition, the combined company may be subject to regulatory constraints or limitations or other unforeseen factors that prevent the combined company from realizing the expected benefits. Such transactions or arrangements may also require actions, consents, approvals, waivers, participation or involvement of various degrees from third parties, such as regulators, government authorities, creditors, licensors or licensees, related individuals, suppliers, distributors, stockholders or other stakeholders or interested parties. The combined company may not obtain such required or desired actions, consent, approval, waiver, participation or involvement on a timely basis, on acceptable terms, or at all. Furthermore, partners, collaborators or other parties to such transactions or arrangements may fail to fully perform their obligations or meet the combined company’s expectations or cooperate with the combined company satisfactorily for various reasons, including risks or uncertainties related to their business and operations. There may be conflicts or other collaboration failures and inefficiencies between the combined company and the other parties.

Even if the combined company is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. The combined company may be unable to integrate acquisitions successfully into its existing business, and the combined company may be unable to achieve expected gross margin improvements or efficiencies. The combined company also could incur or assume significant debt and unknown or contingent liabilities. The combined company’s reported results of operations could be negatively affected by acquisition- or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. The combined company may be subject to litigation in connection with, or as a result of, acquisitions, dispositions, licenses or other alliances, including claims from terminated employees, customers or third parties, and the combined company may be liable for future or existing litigation and claims related to the acquired business, disposition, license or other alliance because either it is not indemnified for such claims or the indemnification is insufficient. These effects could cause the combined company to incur significant expenses and could materially adversely affect the combined company’s financial condition and results of operations.

In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of the Distribution and certain related transactions, may discourage, delay or prevent acquisition proposals and otherwise limit the combined company’s ability to pursue certain strategic transactions or engage in other transactions, including mergers or consolidations for a period of time following the closing of the transactions. Under the Tax Matters Agreement, the combined company will be restricted from taking certain actions for a period of time following the transactions because such actions could adversely affect the intended tax treatment of the Distribution and certain related transactions, and such restrictions could be significant. See “Additional Transaction Agreements—Tax Matters Agreement.”

The combined company will have a substantial amount of indebtedness following the transactions, which could materially adversely affect its financial condition.

The combined company’s level of indebtedness could have important consequences, including but not limited to:

•	increasing the combined company’s vulnerability to adverse economic and industry conditions;

•

requiring the combined company to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividends, acquisitions and investments and other general corporate purposes;

•

limiting the combined company’s flexibility in planning for, or reacting to, challenges and opportunities, and changes in the combined company’s businesses and the markets in which the combined company operates;

•

limiting the combined company’s ability to obtain additional financing to fund its working capital, capital expenditures, dividends, acquisitions and debt service requirements and other financing needs;

•

increasing the combined company’s vulnerability to increases in interest rates in general because a substantial portion of the combined company’s indebtedness is expected to bear interest at floating rates; and

•	placing the combined company at a competitive disadvantage to its competitors that have less debt.

The combined company’s ability to service its indebtedness will depend on its future operating performance and financial results, which will be subject, in part, to factors beyond its control, including interest rates, general economic, financial and business conditions and the impact of the COVID-19 pandemic. If the combined company does not have sufficient cash flow to service its indebtedness, it may need to refinance all or part of its indebtedness, borrow more money or sell securities or assets, some or all of which may not be available to the combined company at acceptable terms or at all. In addition, the combined company may need to incur additional indebtedness in the future. Although the terms of the combined company’s indebtedness are expected to allow the combined company to incur additional debt, this would be subject to certain limitations which may preclude the combined company from incurring the amount of indebtedness it otherwise desires.

In addition, although the combined company is expected to maintain an investment grade credit rating, a downgrade in the credit rating of the combined company or any indebtedness of the combined company or its subsidiaries could increase the cost of further borrowings or refinancings of such indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

If the combined company incurs additional debt, the severity of the risks described above could increase. If global credit markets contract, future debt financing may not be available to the combined company when required or may not be available on acceptable terms or at all, and as a result the combined company may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or satisfy its obligations under its indebtedness. Any of the foregoing could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows, and/or share price.

The combined company’s outstanding indebtedness following the consummation of the transactions and any additional indebtedness the combined company incurs in the future may impose significant operating and financial restrictions on the combined company. These restrictions may limit the combined company’s ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, merge, consolidate or sell all or substantially all of its assets, incur certain liens and enter into agreements with its affiliates. In addition, the company’s outstanding indebtedness may require the company to maintain specified financial ratios. A breach of any of these covenants or the combined company’s inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare the combined company’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows, and/or share price.

The ability of the combined company to raise additional capital for future needs will impact the combined company’s ability to compete.

The combined company’s credit ratings will be based upon information furnished by Pfizer, Mylan or the combined company or obtained by a rating agency from its own sources and are subject to revision, suspension or withdrawal by one or more rating agencies at any time. Rating agencies may review the ratings assigned to the combined company due to developments that are beyond the combined company’s control, including as a result of new standards requiring the agencies to reassess rating practices and methodologies.

If changes in the combined company’s credit ratings were to occur, it could result in higher interest costs under the combined company’s credit facilities. It would also cause the combined company’s borrowing costs to increase and could limit the combined company’s access to capital markets. Any downgrades could negatively impact the perception of the combined company by lenders and other third parties. In addition, certain of the combined company’s major contracts are expected to provide customers with a right of termination in certain circumstances in the event of a rating downgrade below investment grade. Any of these matters could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows, and/or share price.

The combined company could suffer additional losses due to asset impairment charges.

The combined company is expected to have significant amounts of goodwill and intangible assets on its balance sheet. Mylan tests, and the combined company is expected to test, goodwill for impairment during the second quarter of every fiscal year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with Accounting Standards Codification (“ASC”) 350 “Goodwill and Other Intangible Assets.” If the fair value of a reporting unit is revised downward due to declines in business performance or other factors, an impairment under ASC 350 could result and a non-cash charge could be required. Mylan tests, and the combined company is expected to test, intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. This assessment of the recoverability of finite-lived intangible assets could result in an impairment and a non-cash charge could be required. Such impairments could materially affect the combined company’s reported net earnings.

Unanticipated changes in the combined company’s tax provisions or exposure to additional income tax liabilities and changes in income tax laws and tax rulings may have a significant adverse impact on the combined company’s effective tax rate and income tax expense.

The combined company is subject to income taxes in many jurisdictions. Significant analysis and judgment are required in determining the combined company’s worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The final determination of any tax audits or related litigation could be materially different from the combined company’s income tax provisions and accruals.

Additionally, changes in the combined company’s effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the combined company’s overall profitability, changes in the valuation of deferred tax assets and liabilities, the results of audits and the examination of previously filed tax returns by taxing authorities, changes in tax laws or their interpretation and continuing assessments of the combined company’s tax exposures could impact the combined company’s tax liabilities and affect its income tax expense, which could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows, and/or share price.

If the intercompany terms of cross border arrangements that the combined company has among its subsidiaries are determined to be inappropriate or ineffective, its tax liability may increase.

The combined company has potential tax exposures resulting from the varying application of statutes, regulations, and interpretations which include exposures on intercompany terms of cross-border arrangements among its subsidiaries (including intercompany loans, sales, and services agreements) in relation to various aspects of its business, including manufacturing, marketing, sales, and delivery functions. Although the combined company believes its cross-border arrangements among its subsidiaries are based upon internationally accepted standards and applicable law, tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country, which may result in increased tax liability, including accrued interest and penalties, which would cause the combined company’s tax expense to increase and could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows, and/or share price.

The combined company may be adversely affected by disruptions in the credit markets, including disruptions that reduce customers’ access to credit and increase the costs to customers of obtaining credit.

The credit markets have historically been volatile and therefore it is not possible to predict the ability of the combined company’s customers to access short-term financing and other forms of capital. If a disruption in the credit markets were to occur, the combined company could be unable to refinance its outstanding indebtedness on reasonable terms or at all. Such a disruption could also pose a risk to the combined company’s business if customers or suppliers are unable to obtain financing to meet payment or delivery obligations to the combined company. In addition, customers may decide to downsize, defer or cancel contracts which could negatively affect revenue of the combined company.

Further, assuming that the combined company incurs $600 million of floating rate debt in connection with the transactions (consistent with current expectations for the Permanent Financing), the combined company would have had $1.15 billion of floating rate debt as of March 31, 2020, on a pro forma basis giving effect to the transaction and the Financing. A one percentage point increase in the average interest rate of this debt would increase the combined interest expense by approximately $11.5 million per year. Accordingly, a spike in interest rates would adversely affect the combined company’s results of operations and cash flows. See the section of this document entitled “Description of Financing” for more information on the Financing.

The combined company will assume or retain certain material obligations relating to defined benefit pension and termination benefits and retiree medical and dental benefits associated with current and former employees of the Upjohn Business and/or sponsored by the Upjohn Entities. These liabilities and the related future funding obligations could restrict cash available for operations of the combined company, capital expenditures and other requirements, and may materially adversely affect the financial condition and liquidity of the combined company.

Pursuant to the Employee Matters Agreement, the Newco Group (as defined below under “Separation and Distribution Agreement—Overview”) will retain all liabilities relating to the Puerto Rico defined benefit pension plans and Pfizer Puerto Rico Retiree Medical and Dental Plan. In addition, with respect to non-U.S. defined benefit pension and termination benefit plans, Newco will generally establish or designate plans similar to the Pfizer plans to assume assets and liabilities for the benefit of current and former employees of the Upjohn Business. The Newco Group will also retain liabilities for current employees of the Upjohn Business who participate in the Japan defined benefit pension plan.

Each of these liabilities and the related future payment obligations could restrict cash available for operations of the combined company, capital expenditures and other requirements, and may materially affect the financial condition and liquidity of the combined company.

The combined company could incur operational difficulties or losses if Pfizer were unable to perform under the agreements entered into as part of the Separation or if the combined company is required to make payments to Pfizer pursuant to indemnities agreed to as part of the transactions.

In connection with the Separation, Newco will, before the closing of the transactions, enter into several agreements with Pfizer or its subsidiaries, including among others, the Transition Services Agreements and the Manufacturing and Supply Agreements, which in general provide for the performance of certain services or obligations by each of Pfizer and Newco for the benefit of each other for a transitional period following the Separation. See “Additional Transaction Agreements.” If either party is unable to satisfy its obligations under such agreements in a timely manner or at all, or if the transitional agreements fail to provide for or cover certain essential services needed by Newco during the transitional period, there is limited recourse for Mylan, and Newco could incur operational difficulties or losses or face liability that could have a material adverse effect on the business, financial condition and results of operations of the combined company. Since Newco will be reliant on Pfizer for such services during the transitional period, any interruption, disruption or breach of Pfizer’s systems relating to such services, including information technology and information security systems, could have a material adverse effect on the business, financial condition and results of operations of the combined company. In addition, in connection with the Separation, the Distribution and the Combination, Newco has agreed to indemnify Pfizer for certain liabilities. Payments pursuant to these indemnities could be significant and could have a material adverse effect on the share price, business, financial condition and results of operations of the combined company.

The combined company’s results may be negatively affected if Newco is unable to obtain the same types and level of services and resources that historically have been provided to the Upjohn Business by Pfizer, or may be unable to provide them at the same cost.

The Upjohn Business has historically received benefits and services from Pfizer. After the transactions, the combined company will no longer benefit from Pfizer’s services or business relationships to the extent not otherwise addressed in the Transaction Documents. While Pfizer has agreed to provide certain transition services to the combined company, generally for an initial period of 24 months following the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution (with certain possibilities for extension), and, although Pfizer, Mylan and Newco will enter into certain other agreements that will provide for continued services to be provided from Pfizer to the combined company, it cannot be assured that the combined company will be able to adequately replace or provide resources formerly provided by Pfizer, or replace them at the same or lower cost. See “Additional Transaction Agreements”. In addition, the combined company may incur significant costs and experience operational disruptions associated with ending the transition services that Pfizer has agreed to provide Newco, as Newco transitions off of and attempts to replace these services. If the combined company is not able to replace the resources provided by Pfizer or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by Pfizer, or if the potential customers or other partners of the combined company do not view the combined company’s business relationships as equivalent to Pfizer’s, there could be a material adverse effect on the combined company’s share price, business, financial condition or results of operations.

Risks Relating to Newco Common Stock

No assurance can be given as to the market price of Newco common stock.

There is currently no public trading market for Newco common stock, although Newco has filed an application to list its common shares on the NASDAQ in connection with the transactions, and receipt of approval for such listing is a condition to the closing of the transactions. No assurance can be provided as to the value at which shares of Newco common stock will trade following the closing of the transactions. The trading price of shares of Newco common stock will depend on a number of conditions, including changes in the businesses, operations, results of the combined company, general market and economic conditions, the impact of the COVID-19 pandemic, governmental actions, regulatory considerations, legal proceedings and developments or other factors. A number of these factors and conditions are beyond the control of Pfizer, Mylan and Newco.

In addition, because the business of Mylan and the Upjohn Business differ in some respects, the market price of Newco common stock after the transaction may be affected by factors different from those currently affecting the market price of Mylan ordinary shares.

Sales of Newco common stock, or perceptions that such sales may occur, may negatively affect the market price of Newco common stock.

The shares of Newco common stock to be issued in the Distribution and the Combination will generally be eligible for immediate resale. The market price of Newco common stock could decline as a result of sales of a large number of shares of Newco common stock in the market, or even the perception that these sales could occur. Sales of Newco common stock could occur for a variety of reasons. For example, some of Pfizer’s stockholders may sell the Newco common stock that they receive in the Distribution because Newco is not included in the same indices as Pfizer common stock, such as the Dow Jones Industrial Average. These sales, or the possibility that these sales may occur, may result in a decline in the price of Newco common stock. A decline in Newco’s stock price may also make it more difficult for Newco to obtain additional capital by selling equity securities in the future on favorable terms when desired.

Newco cannot assure investors that it will make dividend payments in the future.

Dividend payments to Newco stockholders will depend upon a number of factors, including the results of operation, cash flows and financial position, contractual restrictions and other factors considered relevant by the Newco Board. Although Newco and Mylan intend that Newco will pay dividends to its stockholders, there is no assurance that Newco will declare and pay, or have the ability to declare and pay, any dividends on Newco common stock in the future.

Provisions in the Newco Charter and the Newco Bylaws and of applicable law may prevent or delay an acquisition of the combined company, which could decrease the trading price of the Newco common stock.

Newco’s amended and restated certificate of incorporation (the “Newco Charter”), Newco’s amended and restated bylaws (the “Newco Bylaws”) and Delaware law, contain provisions that may have the effect of deterring takeovers by making such takeovers more expensive to the acquiror and by encouraging prospective acquirors to negotiate with the Newco Board rather than to attempt a hostile takeover. These provisions include the division of the Newco Board into three classes of directors until the 2023 annual meeting of Newco stockholders, with each class serving a staggered three-year term, which could have the effect of making the replacement of incumbent directors more time-consuming and difficult, rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of the Newco Board to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between Newco and any holder of 15% or more of Newco’s outstanding common stock. For more information, see the section titled “Description of Newco Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, the Newco Charter and the Newco Bylaws after the Combination.”

These provisions are intended to protect Newco’s stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with the Newco Board and by providing the Newco Board with more time to assess any acquisition proposal. These provisions are not intended to make Newco immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Newco Board determines is not in the best interests of Newco and its stockholders. Accordingly, if the Newco Board determines that a potential business combination transaction is not in the best interests of Newco and its stockholders, but certain stockholders believe that such a transaction would be beneficial to Newco and its stockholders, such stockholders may elect to sell their shares in Newco and the trading price of Newco common stock could decrease.

These and other provisions of the Newco Charter, the Newco Bylaws and the Delaware General Corporation Law (the “DGCL”) could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on Newco’s business, financial condition and results of operations.

The Newco Charter will designate the Court of Chancery of the State of Delaware, or, if such court lacks subject matter jurisdiction, another state court of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Newco’s stockholders, which could discourage lawsuits against Newco and its directors and officers.

The Newco Charter will provide that unless Newco, through approval of the Newco Board, otherwise consents in writing, the Court of Chancery of the State of Delaware or, if and only if the Court of Chancery of the State of Delaware dismisses such action for lack of subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Newco, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Newco to Newco or its stockholders, creditors or other constituents, any action asserting a claim against Newco or any of its directors, officers or other employees arising pursuant to any provision of the DGCL or the Newco Charter or the Newco Bylaws, as each may be amended from time to time, any action asserting a claim against Newco or any of its directors, officers or other employees governed by the internal affairs doctrine or any action or proceeding as to which the DGCL (as it may be amended from time to time) confers jurisdiction on the Court of Chancery of the State of Delaware.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act. However, Newco stockholders will not be deemed to have waived Newco’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the Newco Charter to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of Newco’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Newco or its directors or officers, which may discourage such lawsuits against Newco or its directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Newco may incur additional costs associated with resolving such matters in other jurisdictions or forums, which could materially and adversely affect Newco’s business, financial condition or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements and assumptions contained in this document and in the documents attached or incorporated by reference that do not directly and exclusively relate to historical facts constitute forward-looking statements. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words.

Such forward-looking statements include, among other things, statements with respect to the expected timetable for completing the transactions, the benefits and synergies of the Combination and Mylan’s, the Upjohn Business’s or the combined company’s financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•

ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses, including Mylan’s business, the Upjohn Business and the combined company’s business, and governments around the world;

•	Mylan’s ability to obtain shareholder approval of the Combination contemplated by the Business Combination Agreement necessary to complete the transactions;

•	failure to satisfy conditions to the closing of the transactions;

•

the separation of the Upjohn Business from Pfizer and its integration with Mylan’s business, operations and culture and the ability of the combined company to operate as effectively and efficiently as expected, and the combined company’s ability to successfully manage and integrate acquisitions generally;

•	the ability to meet expectations regarding the accounting and tax treatments of the Combination, and the impact of changes in relevant tax and other laws;

•	the combined company’s ability to realize the synergies and benefits expected to result from the Combination within the anticipated time frame or at all;

•

changes in governmental regulations or the adoption of new laws or regulations that may make it more difficult or expensive to operate Mylan’s business or the Upjohn Business before, or the combined company’s business after, the Combination;

•	potential disruption of management’s time and attention from the ongoing business operations of Mylan, the Upjohn Business or the combined company as a result of the transactions;

•

changes in senior management, the loss of key employees or the ability of Mylan, the Upjohn Business and the combined company to retain and hire key personnel and maintain relationships with key business partners;

•	the competitive pressures faced by Mylan, the Upjohn Business and the combined company;

•	the ability of Mylan, the Upjohn Business or the combined company to maintain existing relationships and arrangements, and develop new ones, with customers, suppliers and other business partners;

•	actions and decisions of healthcare and pharmaceutical regulators;

•

the impact of any U.S. healthcare reform or legislation, including any replacement, repeal, modification or invalidation of some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act;

•

legislation or regulatory action in markets outside the U.S., including China, affecting pharmaceutical product pricing, intellectual property, reimbursement or access, including, in particular, continued

government-mandated reductions in prices and access restrictions for certain pharmaceutical products to control costs in those markets;

•	uncertainties regarding future demand, pricing and reimbursement for the products of Mylan, the Upjohn Business or the combined company;

•

trends toward managed care and healthcare cost containment, and the ability of Mylan, the Upjohn Business and the combined company to obtain or maintain timely or adequate pricing or favorable formulary placement for its products;

•	the development and transition of new products and the enhancement of existing products to meet customer needs and respond to emerging trends in the pharmaceutical industry;

•

any regulatory, legal or other impediments to the ability of Mylan, the Upjohn Business or the combined company to bring new products to market, including, but not limited to, where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”);

•

success of clinical trials, which could result in the loss of marketing approval, changes in product labeling, and/or new or increased concerns about the side effects or efficacy of, a product that could affect its availability or commercial potential, and the ability of Mylan, the Upjohn Business or the combined company to execute on new product opportunities;

•

any changes in or difficulties with the manufacturing, distribution and delivery by Mylan, the Upjohn Business or the combined company of products, including any difficulties with facilities (including with respect to remediation and restructuring activities), supply chain or inventory or the ability to meet anticipated demand;

•

the ability to meet competition from generic and branded products after the loss or expiration of patent protection for the products of Mylan, the Upjohn Business or the combined company, or competitor products;

•

the success of external business-development activities of Mylan, the Upjohn Business and the combined company, including the ability to identify and execute on potential business development opportunities, the ability to satisfy the conditions to closing of announced transactions in the anticipated time frame or at all and the ability to realize the anticipated benefits of any such transactions;

•	any significant issues involving the largest wholesale distributors of Mylan, the Upjohn Business or the combined company;

•

the possible impact of the increased presence of counterfeit medicines in the pharmaceutical supply chain on the revenues of Mylan, the Upjohn Business or the combined business and on patient confidence in the integrity of their respective medicines;

•

uncertainties based on the formal change in relationship between the U.K. government and the E.U., which could have implications on the commercial and general business operations of Mylan, the Upjohn Business or the combined company in the U.K. and the E.U., including the supply of products;

•

the protection of the intellectual property assets of Mylan, the Upjohn Business or the combined company, including intellectual property licensed from third parties and intellectual property shared with former parent companies;

•	any significant breakdown, infiltration or interruption of the information technology systems and infrastructure of Mylan, the Upjohn Business or the combined company;

•	contingencies related to actual or alleged environmental contamination;

•	risks associated with international operations;

•	foreign currency exchange rate fluctuations, including the impact of possible currency devaluations in countries experiencing high inflation rates;

•	the impact of purchase accounting adjustments and certain significant items;

•	the risk of an impairment charge related to intangible assets or goodwill;

•	changes in U.S. GAAP;

•	risks related to internal control over financial reporting;

•	the resolution of pending investigations, claims and disputes;

•	the effects of macroeconomic and geopolitical trends and events; and

•	the other factors described under “Risk Factors.”

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. None of Mylan, Pfizer or Newco undertakes any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

THE TRANSACTIONS

Overview

On July 29, 2019, Pfizer and Newco entered into a Separation and Distribution Agreement, and, on the same day, Pfizer, Newco, Mylan and certain of their affiliates entered into a Business Combination Agreement. These agreements provide for Pfizer to combine the Upjohn Business with Mylan in a Reverse Morris Trust transaction. The principal transactions to effect the Reverse Morris Trust transaction include the following:

•	Separation. Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses.

•

Distribution. Following the Separation, Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of pro rata dividend. The number of shares of Newco common stock that will be distributed in the Distribution will be such that, after the Combination described below, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock following the Combination. Pfizer intends to effect the Distribution by way of a spin-off.

•

Combination. Immediately following the Distribution, Newco and Mylan will engage in a series of steps to combine their businesses, and in which Mylan shareholders will receive one share of Newco common stock for each Mylan ordinary share held by such holder, subject to any applicable withholding taxes, including any Dutch dividend withholding tax. The number of shares of Newco common stock that will be issued in the Combination will be such that, after the Combination, Mylan shareholders as of immediately before the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the Combination.

Newco, which will be the parent entity of the combined Upjohn Business and Mylan business, will be renamed “Viatris,” effective as of the closing of the Combination.

In connection with the transactions, Pfizer and Newco will enter into several other agreements to provide a framework for their relationship after the Distribution. These agreements provide for the allocation between Pfizer, on the one hand, and Newco, on the other hand, of certain assets, liabilities and obligations related to the Upjohn Business and will govern the relationship between Pfizer and Newco after the Distribution, including with respect to employee matters, intellectual property rights, transitional services, manufacturing and supply arrangements and tax matters.

For a more complete discussion of the agreements related to the transactions, see “Business Combination Agreement,” “Separation and Distribution Agreement” and “Additional Transaction Agreements.”

Structure of the Combination

Step 1 Contribution of Upjohn Business

Pfizer will engage in a series of transactions to contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from Pfizer’s other businesses.

Step 2 Cash Distribution

Newco will make a cash payment to Pfizer equal to $12 billion (the “Cash Distribution”) as partial consideration for the contribution of the Upjohn Business to Newco. Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other long-term debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution. The anticipated material terms of the financing, based on the current expectations of Newco and

Mylan, are described in more detail under “Description of Financing.” After the Distribution, Pfizer will effect the Pfizer Distribution Payments by using the proceeds of the Cash Distribution to (a) repurchase Pfizer common stock, (b) make pro rata special cash distributions to its stockholders, (c) repay or repurchase debt (including principal, interest and associated premiums and fees) held by third-party lenders and/or (d) make contributions to one or more single-employer defined benefit plans for Pfizer’s employees and retirees (including retirees of companies acquired by Pfizer).

As partial consideration for the contribution of the Upjohn Business to Newco, Newco will also issue to Pfizer additional shares of Newco common stock such that the number of shares of Newco common stock then outstanding and held by Pfizer will be equal to (a) the number of fully diluted Mylan ordinary shares (calculated as described in the Business Combination Agreement), multiplied by the quotient of 57% divided by 43%, minus (b) the number of shares of Newco common stock underlying certain awards under Newco’s stock plan that will be granted to employees of the Upjohn Business who held certain outstanding and unvested Pfizer equity awards immediately before the time at which the Distribution occurs (the “Distribution Shares”).

Step 3 Distribution

Pfizer will distribute all of the Distribution Shares to Pfizer stockholders in a spin-off or a split-off, with the payment of cash in lieu of fractional shares. In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. In a split-off, Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding. If the exchange offer is undertaken and consummated, the remaining Distribution Shares, if any, would be distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer.

Pfizer intends to effect the Distribution by way of a spin-off.

Step 4 Combination

Under the terms of the Business Combination Agreement, unless the Alternative Transaction Structure is adopted in accordance with the paragraph below, immediately following the Distribution, Newco and Mylan will effect the Combination through the following series of transactions:

•

First, Mylan will engage in a legal triangular merger under Dutch law, in which Mylan will merge with and into Mylan Newco Sub, with Mylan Newco Sub surviving as a wholly owned subsidiary of Mylan Newco. In the Mylan Merger, each Mylan ordinary share would be replaced by one Mylan Newco ordinary share. The Mylan Newco ordinary shares will not be listed. The Mylan Newco ordinary shares will be in existence only until the dissolution and liquidation of Mylan Newco has been completed as described below. After the Mylan Newco Liquidation Distribution has been made, we do not expect there to be any further distributions in respect of the Mylan Newco ordinary shares, nor do we expect any Mylan Newco shareholder meeting to be held at which Mylan Newco shareholders could exercise voting rights.

•

Second, pursuant to a sale and purchase agreement to be entered into immediately following the Distribution, immediately following the Mylan Merger Effective Time, Mylan Newco will sell and transfer to Acquisition Sub, an indirect, wholly owned subsidiary of Newco, or its designated nominee, all of the outstanding shares of Mylan Newco Sub in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares issued and outstanding as of immediately after the Mylan Merger Effective Time.

•	Third, as soon as practicable following the Share Sale Effective Time, but in any event on the closing date of the Combination, Mylan Newco will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code. In connection with the Mylan Newco Liquidation, each holder of Mylan Newco ordinary shares will receive, as a liquidation distribution, and upon the distribution of the Mylan Newco Exchangeable Note, a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares held by such shareholder as of such time, reduced by any applicable withholding taxes, including any Dutch dividend withholding tax.

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, Newco and Mylan will combine their businesses using an alternative transaction structure without effectuating the Mylan Merger described above. This alternative transaction structure, which this document refers to as the “Alternative Transaction Structure”, consists of the following:

•

First, following the Distribution, Mylan will sell, transfer, assign and deliver to Acquisition Sub, an indirect, wholly owned subsidiary of Newco, all of the right, title and interest of Mylan in, to and under all of its assets and liabilities in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan ordinary shares issued and outstanding as of the Asset Sale Effective Time. The Asset Sale will be deemed effective as of 6:00 p.m. New York City time on the date the Distribution occurs.

•

Second, as soon as practicable following the Asset Sale Effective Time, but in any event on the closing date of the Combination, Mylan will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code. In connection with the Mylan Liquidation, each holder of Mylan ordinary shares will receive, as a liquidation distribution, and upon distribution of the Mylan Exchangeable note, a number of shares of Newco common stock equal to the number of Mylan ordinary shares held by such shareholder as of such time, reduced by any applicable withholding taxes, including any Dutch dividend withholding tax.

Each step of the Combination is intended to be completed substantially concurrently, in the order indicated.

When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

Calculation of the Combination Consideration

The Business Combination Agreement provides that the Exchange Ratio is equal to one share of Newco common stock for each Mylan Newco ordinary share or Mylan ordinary share, as applicable (the “Exchange Ratio”). Pursuant to either the Mylan Newco Liquidation, or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation, the Mylan shareholders will receive, as a liquidation distribution, a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares or Mylan ordinary shares, as applicable, held by such shareholder as of such time, reduced by any applicable withholding taxes, including any Dutch dividend withholding tax.

The Business Combination Agreement provides that after the Distribution but before the Combination, the number of outstanding shares of Newco common stock will be equal to the number of Distribution Shares.

When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

In addition, the $12 billion of debt to be incurred by Newco and utilized towards the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. The $12 billion of debt to be incurred by Newco is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Combination will not be impacted by the Cash Distribution.

Furthermore, the Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer a certain amount in respect of related losses. At March 31, 2020, Mylan has not estimated or accrued for any amounts related to such contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Combination will not be impacted by this provision.

The actual total value of the consideration to be paid by Newco in connection with the Combination will depend on the trading price for shares of Newco common stock following the Combination. There currently is no trading market for shares of Newco common stock.

Trading Markets

Pfizer Common Stock

All Pfizer stockholders will receive from Pfizer, on a pro rata basis, the Distribution Shares, which would result in such stockholders owning 57% of the fully diluted outstanding shares of Newco common stock following the closing of the Combination. Pfizer stockholders will continue to hold their shares of Pfizer common stock following the Distribution, subject to the same rights as before the Separation, the Distribution and the Combination, except that their shares of Pfizer common stock will represent an interest in Pfizer that no longer reflects the ownership and operation of the Upjohn Business. Shares of Pfizer common stock will continue to be traded publicly on the NYSE. Pfizer stockholders, to the extent they are holders of record on the date of the Distribution, will also hold shares of Newco common stock after the transactions.

Newco Common Stock

There currently is no trading market for shares of Newco common stock. Newco has filed an application to list its common stock on NASDAQ under the symbol “VTRS.”

Mylan Ordinary Shares

Mylan ordinary shares are listed on the NASDAQ under the symbol “MYL.” Following the closing of the Combination, Mylan shareholders as of immediately prior to the Combination will own 43% of the outstanding shares of Newco common stock on a fully diluted basis. Upon consummation of the Combination, Mylan intends to delist the Mylan ordinary shares from the NASDAQ and all outstanding shares of Mylan ordinary shares will automatically be canceled and cease to exist at the closing of the Combination and upon their conversion into shares of Newco common stock.

Background of the Combination

Members of management and the board of directors of Pfizer regularly review and assess the performance, operations and financial condition of Pfizer’s businesses, and industry and regulatory developments in the context of its long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential reorganizations and business development opportunities.

As part of that review, Pfizer determined and announced in July 2018 that it would reorganize its businesses so that, effective as of January 1, 2019, they would be managed through three distinct business segments: (1) a science-based innovative medicines business; (2) a primarily off-patent branded and generic established medicines business (which is Pfizer’s Upjohn Business); and (3) an over-the-counter consumer healthcare business. Pfizer reorganized its businesses in this manner to better position each business to achieve its growth potential. The reorganization also enhanced Pfizer’s ability to evaluate potential strategic options for each business segment in the future. One of those strategic options included potentially separating the Upjohn Business from the remainder of Pfizer and combining it with another company.

On April 25, 2019, the Pfizer Board held a meeting to discuss the possibility of such a transaction. Members of Pfizer senior management and its financial advisors, Goldman, Sachs & Co. (“Goldman”) and Guggenheim Securities, LLC (“Guggenheim”), and its outside legal counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), were also present. The Pfizer Board discussed with Pfizer’s management the performance and prospects of the Upjohn Business, strategic opportunities and considerations applicable to the Upjohn Business, particularly in emerging markets, and the current environment for capital markets and business combination transactions. Following discussion, the Pfizer Board authorized Pfizer management to reach out to select companies, including Mylan, to explore the possibility of a strategic combination involving the Upjohn Business.

Mylan is committed to setting new standards in healthcare. Over the course of Mylan’s history, and in particular during the past decade, Mylan has become a global leader in the pharmaceutical industry—one with a leading operating platform, diversity in its portfolio across broad therapeutic areas and geographies and significant renown for the efficiency of its operations and the quality of its products. In addition to cultivating numerous organic growth drivers, Mylan has a long history of successful large-scale integrations that have advanced its ability to fulfill its mission of reaching the world’s population of seven billion, while simultaneously remaining competitive in a continuously consolidating pharmaceutical industry.

Mylan has been highly active in evaluating quality companies and assets within the industry to identify those that would most effectively build on and transform its operating platform and commercial presence, complement its existing strengths and capabilities, enhance its financial flexibility, further strengthen its competitive position, expand its global presence, promote the long-term sustainable success of its business and enhance shareholder value and/or provide benefits to its other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates.

In light of Mylan’s belief that the U.S. public markets underappreciated and undervalued the durability, differentiation and strengths of Mylan’s global and diversified business and pipeline and in furtherance of Mylan’s evaluation of companies and assets for potential transactions, the Mylan Board approved in August of 2018 the formation of a Strategic Review Committee to actively evaluate a wide range of available strategic alternatives to unlock the true value of Mylan’s platform. Over the course of the following months, the Mylan Strategic Review Committee, along with the Mylan Board, Mylan management and external advisors, undertook an extensive review of multiple ways to unlock value for Mylan’s shareholders and other stakeholders, including a review of companies and assets for potential transactions and other strategic and financial alternatives. The strategic review also involved a review of Mylan’s standalone strategy, including expanding the geographic reach of Mylan’s existing product portfolio and future pipeline, particularly in the Asia-Pacific region and emerging markets, and opportunities to accelerate this standalone strategy whether through a business combination transaction or other opportunity. In April and May 2019, the Mylan Board also began discussing the possibility of Robert J. Coury, then the non-executive Chairman of the Mylan Board (currently Executive Chairman of Mylan) and previously both Chief Executive Officer and Executive Chairman of Mylan, returning to serve in an executive capacity as Executive Chairman of Mylan. In connection with such discussions, the Compensation Committee and independent members of the Mylan Board began considering potential compensation arrangements for such role.

From time to time over the last several years, representatives of Pfizer and representatives of Mylan had engaged in discussions regarding existing commercial arrangements between Pfizer and Mylan, but not relating to a potential transaction involving Mylan and the Upjohn Business.

On May 2, 2019, following authorization from the Pfizer Board, Albert Bourla, Chief Executive Officer of Pfizer, contacted Mr. Coury regarding a potential combination of Mylan and the Upjohn Business through a Reverse Morris Trust transaction. Dr. Bourla and Mr. Coury discussed certain financial projections of the Upjohn Business on a standalone basis provided by Pfizer and the potential for value creation on a combined basis with Mylan, but did not negotiate or discuss other specific terms of a potential strategic transaction.

Following that discussion, Mr. Coury updated members of the Mylan Board and the Mylan Strategic Review Committee on his discussion with Dr. Bourla. It was agreed that, in furtherance of the ongoing strategic review, it would be appropriate for Mr. Coury, consistent with his role of providing overall strategic leadership for Mylan, together with members of Mylan management and Mylan’s outside advisors, including Centerview and PJT Partners, Cravath, Swaine & Moore LLP (“Cravath”), Mylan’s outside legal counsel, and NautaDutilh N.V. (“Nauta”), Mylan’s outside Dutch legal counsel, to have preliminary discussions with Pfizer and undertake high-level due diligence to explore a potential combination of Mylan and the Upjohn Business. In furtherance of undertaking such due diligence on the Upjohn Business, Mylan obtained the assistance of external consultants, including PricewaterhouseCoopers.

Between May 5 and May 6, 2019, representatives of Mylan, Cravath, Pfizer and Wachtell Lipton negotiated a confidentiality agreement.

On May 6, 2019, the Executive Committee of the Mylan Board and certain members of the Mylan Strategic Review Committee held a telephonic update session to discuss a potential combination of Mylan and the Upjohn Business and the contemplated confidentiality agreement. Also on May 6, 2019, Pfizer and Mylan executed the confidentiality agreement, permitting the parties to exchange non-public due diligence information.

On May 7, 2019, representatives of Pfizer provided representatives of Mylan with materials regarding the Upjohn Business and a potential combination of Mylan and the Upjohn Business, including information regarding the business operations, historical financial performance and business outlook of the Upjohn Business and certain financial projections of the Upjohn Business on a standalone basis provided by Pfizer.

On May 8, 2019, a meeting was held between representatives of Pfizer and Mylan to discuss a potential combination of Mylan and the Upjohn Business and the materials previously provided by Pfizer. While the participants did not negotiate specific terms of a potential combination of Mylan and the Upjohn Business at this meeting, representatives of Pfizer proposed that the combined company resulting from a combination of Mylan and the Upjohn Business be organized in the United States and pay a dividend given that Pfizer pays a dividend to its stockholders. The participants noted that each of Mylan and Pfizer would need to perform due diligence in order to evaluate any potential transaction involving Mylan and the Upjohn Business.

During the next several weeks, representatives of Mylan and representatives of Pfizer discussed the process for conducting mutual due diligence and the preparation of virtual data rooms for due diligence purposes.

On May 22, 2019, Pfizer granted Mylan and its advisors access to Pfizer’s virtual data room.

On May 24, 2019, Mylan granted Pfizer and its advisors access to Mylan’s virtual data room.

Also on May 24, 2019, the Mylan Strategic Review Committee held a telephonic update session, with members of the Mylan Board, Mylan senior management and representatives of each of Centerview, PJT Partners, Cravath and Nauta participating. The Mylan directors received an update on the status of discussions with Pfizer regarding a potential combination of Mylan and the Upjohn Business. Also at this session, the Mylan directors reviewed the business and financial profile of the Upjohn Business and discussed various strategic and financial considerations regarding a potential combination of Mylan and the Upjohn Business in light of the ongoing strategic review including, among other matters, the diversification of product and geographic mix and the financial flexibility that a combination with the Upjohn Business could provide Mylan. The Mylan directors, with input from Mylan’s financial and legal advisors, also discussed certain aspects of a Reverse Morris Trust transaction structure—a structure that would involve the separation of the Upjohn Business from Pfizer and subsequent spin-off or split-off distribution of Upjohn shares to Pfizer stockholders, immediately followed by the combination of the Upjohn Business with Mylan—including that such structure may entail the combined company being organized in the United States, paying a dividend and incurring debt and distributing the proceeds to Pfizer and that such structure would enable Pfizer to divest the Upjohn Business in a tax-efficient manner, subject to certain legal requirements, such as Pfizer’s stockholders owning a majority of the shares of the combined company immediately following the combination. The Mylan directors also reviewed standalone financial projections that had previously been prepared by Mylan management in connection with Mylan’s standalone strategy. The participants discussed potential next steps and it was agreed that Mylan and its advisors should continue to engage in due diligence of the Upjohn Business and discussions with Pfizer and its advisors regarding a potential combination of Mylan and the Upjohn Business. The participants set a tentative goal of determining on or around June 14, 2019 whether or not to proceed in earnest with transaction negotiations with Pfizer.

During the following weeks, Mylan and Pfizer and their respective advisors held a series of calls and in-person meetings in the course of performing mutual due diligence.

On May 31, 2019, Mylan and Pfizer entered into a clean team confidentiality agreement to permit certain competitively sensitive confidential information to be exchanged between certain representatives and advisors of Mylan and Pfizer in connection with the mutual due diligence process.

On June 4 and June 5, 2019, as part of each party’s due diligence process, representatives of Pfizer (including members of management of Pfizer’s Upjohn Business) and representatives of Mylan, and their respective advisors, met in New York, New York to discuss their respective management presentations and certain due diligence matters, including information regarding Mylan’s and the Upjohn Business’s respective business operations, historical financial performance and business outlooks, as well as certain financial projections of each of Mylan and the Upjohn Business on a standalone basis. The participants also discussed estimates by Pfizer of possible cost synergies that may result from a potential combination of Mylan and the Upjohn Business.

On June 13, 2019, the Mylan Strategic Review Committee held an update session in New York, New York, with members of the Mylan Board and Mylan senior management and representatives of each of Centerview, PJT Partners, Cravath and Nauta participating. Mr. Coury and members of Mylan’s senior management updated the Mylan directors on the status of discussions with Pfizer. Mylan’s senior management provided the Mylan directors with preliminary due diligence findings on the Upjohn Business. In particular, the Mylan directors reviewed with Mylan management potential strategic and financial benefits of a potential combination of Mylan and the Upjohn Business, including diversification of Mylan’s geographic exposure and portfolio and increased financial flexibility and cash flow generation. Mylan’s senior management also provided its perspectives on the financial projections of the Upjohn Business based on Mylan’s due diligence review of the Upjohn Business to date. Also during this session, representatives of Centerview and PJT Partners provided an overview of, among other matters, a potential combination of Mylan and the Upjohn Business, including illustrative ranges of pro forma ownership of the combined company by former Mylan shareholders. The Mylan directors then discussed next steps and an upcoming meeting to be held between Mr. Coury, Heather Bresch, the Chief Executive Officer of Mylan, Dr. Bourla and Frank D’Amelio, the Chief Financial Officer of Pfizer, at which it was expected that certain terms of a potential combination of Mylan and the Upjohn Business, including valuation and the pro forma ownership split of the combined company between Pfizer stockholders and former Mylan shareholders, would be discussed.

On June 14, 2019, Mr. Coury, Ms. Bresch, Dr. Bourla and Mr. D’Amelio held an in-person meeting in New York, New York. Prior to such date, the parties had not discussed or negotiated specific terms of a potential strategic transaction beyond that the parties were considering a Reverse Morris Trust transaction. The participants discussed certain potential terms of a combination of Mylan and the Upjohn Business, including potential pro forma ownership splits of the combined company between Pfizer stockholders, on the one hand, and Mylan shareholders, on the other hand, ranging from 61% for the Pfizer stockholders and 39% for the Mylan shareholders to 59% for the Pfizer stockholders and 41% for the Mylan shareholders. The participants also discussed the amount of any cash dividend that would be paid from Newco to Pfizer in connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco. Representatives of Pfizer suggested a pro forma ownership split of approximately 60% for the Pfizer stockholders and 40% for the Mylan shareholders based on the assumption that Pfizer will receive a $12 billion cash dividend funded from the proceeds of debt incurred by Newco. Following discussion, the participants agreed that, subject to further consideration by the Mylan Board and the Mylan Strategic Review Committee and the Pfizer Board and assuming continued due diligence, each party would be willing to continue negotiations with a view toward entering into a mutually agreed transaction at the end of July 2019 on the basis of a potential pro forma ownership split of the combined company such that Pfizer stockholders would own 59% of the combined company and former Mylan shareholders would own 41% of the combined company, on a fully diluted basis, and on the basis that Pfizer would receive $12 billion of cash funded from the proceeds of debt incurred by Newco in connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco. In addition, the participants agreed that the combined company would be organized in the United States, and specifically in Delaware (the same jurisdiction of organization as Pfizer), and that it would initially have a classified board structure to allow for uninterrupted implementation of the combination and execution of the combined company’s strategy, but that such classified board structure would automatically and fully declassify within a few years of the consummation of the Combination. The participants further discussed the possibility for Newco to pay a dividend in a range of approximately 24% to 30% of Newco’s free cash flow beginning shortly after the consummation of the transactions.

On June 15, 2019, the Mylan Board held a telephonic update session, with representatives of Cravath and Nauta participating. Mr. Coury provided the Mylan Board with an update on the June 14, 2019 meeting with Ms. Bresch and Dr. Bourla and Mr. D’Amelio. Based on that meeting, it was agreed that Mylan would continue to engage in discussions and mutual due diligence with Pfizer.

On June 18, 2019, representatives of Mylan and Pfizer and their respective advisors held the first of numerous working group calls that the parties conducted over the following weeks to discuss and coordinate on various transaction workstreams and due diligence matters.

On June 20, 2019, the Mylan Board and the Mylan Strategic Review Committee met concurrently in person in Dublin, Ireland to discuss the potential combination of Mylan and the Upjohn Business and Mylan’s standalone strategic plan, with members of Mylan senior management and representatives of Centerview, PJT Partners, Cravath, Nauta and Galt & Company, advisor to Mylan, participating. Members of Mylan senior management presented an update on Mylan’s standalone strategic plan and certain contemplated business transformation initiatives, and reviewed the Mylan Financial Projections, which reflected developments in Mylan’s business and industry since the preparation and review of the prior financial projections prepared by Mylan management. See “Certain Unaudited Prospective Financial Information” for further information on the Mylan Financial Projections.

On June 27, 2019, the Pfizer Board held a regularly scheduled meeting in person, with Pfizer’s senior management participating in part for the discussions relating to the Upjohn Business. In the meeting, the Pfizer Board discussed with management various strategic alternatives for the Upjohn Business and received an update on the discussions with Mylan relating to a potential strategic combination transaction. The Pfizer Board, together with Pfizer’s management, discussed the strategic opportunities for growth in the Upjohn Business, particularly in emerging markets, and the potential for a combination transaction with Mylan to provide a complementary market footprint and product portfolio to support and enhance that potential growth. The Pfizer Board also discussed with management the market environment facing off-patent originator brands in the markets where the Upjohn Business operates and Mylan’s product pipeline and therapeutic areas. Pfizer’s management presented a review of financial considerations relating to a business combination transaction with Mylan, as well as other potential alternatives to the proposed transaction, including retaining the Upjohn Business and a spin-off or split-off of the Upjohn Business to Pfizer stockholders that would not also involve a combination with Mylan. The Pfizer Board also reviewed the evaluation and outreach with respect to the Upjohn Business that had been conducted by Pfizer previously and noted that there had not been any new developments with other potential strategic parties. The participants discussed potential next steps, and it was agreed that Pfizer and its advisors should continue to engage in due diligence of Mylan and discussions with Mylan and its advisors regarding a potential combination of Mylan and the Upjohn Business.

On July 1, 2019, representatives of Pfizer (including members of management of Pfizer’s Upjohn division), representatives of Mylan and representatives of Goldman, Centerview and PJT Partners, met at Cravath’s offices in New York, New York to discuss certain financial due diligence items and valuation models, including the Mylan Financial Projections and certain revised financial projections of the Upjohn Business provided by Pfizer. Following this meeting, on July 10, 2019, Pfizer and Mylan agreed that Newco would expect to initiate a dividend of approximately 25% of Newco’s free cash flow beginning the first full quarter following the consummation of the transactions.

On July 2, 2019, on behalf of Pfizer, Wachtell Lipton delivered first drafts of the Business Combination Agreement and the Separation and Distribution Agreement to Cravath, on behalf of Mylan, which provided for, among other things, certain terms that had been discussed between the parties at the June 14, 2019 meeting. See “Business Combination Agreement” and “Separation and Distribution Agreement” for further information on these agreements. The Separation and Distribution Agreement also reflected Pfizer’s proposal that Newco would assume all of the historical liabilities related to the Upjohn Business, except that the allocation of tax liabilities would be set forth in a separate Tax Matters Agreement that would be delivered at a later date and the allocation of pension and employee liabilities would be set forth in a separate Employee Matters Agreement that would be delivered at a later date.

On the same day, on behalf of Pfizer, Wachtell Lipton also delivered first drafts of the amended and restated certificate of incorporation and bylaws of Newco to Cravath, on behalf of Mylan, which provided for, among other things, a classified board that would automatically and fully declassify by Newco’s 2023 annual stockholders’ meeting. See “Description of Newco Capital Stock” for further information on the amended and restated certificate of incorporation and bylaws of Newco.

On the same day, the Compensation Committee of the Mylan Board held an update session to discuss the status of a potential new employment agreement with Mr. Coury to serve as Executive Chairman both in the event an agreement on the potential combination was reached with Pfizer and in the event an agreement on the potential combination was not reached with Pfizer, including the work that had been done through May and June 2019 with the Compensation Committee of the Mylan Board’s independent compensation consultant to develop a compensation package for such role.

On July 6, 2019, Pfizer provided Mylan with illustrative financial estimates for the combined company and updates to the financial projections of the Upjohn Business provided to Mylan in June 2019 to reflect Pfizer and Upjohn management’s latest assessment of the Upjohn Business and its industry. On July 8, 2019, Mr. Coury and Ms. Bresch met with Mr. D’Amelio to discuss the financial information provided by Pfizer on July 6, 2019.

Between July 7, 2019 and July 11, 2019, on behalf of Pfizer, Wachtell Lipton delivered first drafts of other ancillary agreements, including forms of each of the Transition Services Agreement, Manufacturing and Supply Agreement, Employee Matters Agreement and the Intellectual Property Matters Term Sheet. The draft of the Employee Matters Agreement reflected Pfizer’s proposal and ultimate agreement between the parties that Newco would generally assume all of the pension and post-retirement obligations associated with employees of the Upjohn Business, including obligations under plans sponsored by Pfizer, other than certain U.S. defined benefit plan and post-retirement liabilities. During that period, Davis Polk and Wardwell LLP (“Davis Polk”), tax counsel to Pfizer, delivered on behalf of Pfizer a first draft of the Tax Matters Agreement to Cravath, on behalf of Mylan, which reflected certain terms the parties previously discussed, including Pfizer’s proposal and ultimate agreement between the parties that Pfizer would generally be responsible for tax liabilities attributable to periods on or prior to the date of the Distribution, including those attributable to the Upjohn Business (such tax liabilities retained by Pfizer, “Pre-Distribution Tax Liabilities”), and that Pfizer would generally retain the tax benefits attributable to the Upjohn Business attributable to periods on or prior to the date of the Distribution. Pfizer’s draft also provided that Newco would generally be responsible for any tax liabilities of the combined company attributable to periods after the date of the Distribution. As of March 29, 2020, the total amount of Pre-Distribution Tax Liabilities attributable to the Upjohn Business, as set forth in the Upjohn Business’s unaudited condensed combined financial statements, was $4,981 million, and the total tax benefit as of such date attributable to the Upjohn Business, as set forth in the Upjohn Business’s unaudited condensed combined financial statements, was $229 million. Because Pfizer retained the Pre-Distribution Tax Liabilities and the tax benefits mentioned above, such amounts are reflected as a pro forma adjustment to the Upjohn Business’s unaudited condensed combined balance sheet as of March 29, 2020 (see “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”). See “Additional Transaction Agreements” for further information on these agreements. Negotiations of the terms of the Business Combination Agreement, the Separation and Distribution Agreement, the additional Transaction Agreements and related schedules and exhibits took place in a number of telephone calls and meetings among the parties and their respective counsel through July 29, 2019.

On July 9, 2019, on behalf of Mylan, Cravath delivered revised drafts of the Business Combination Agreement and the Separation and Distribution Agreement to Wachtell Lipton, on behalf of Pfizer. The drafts included, among other items, revisions to the provisions regarding the assessment of alternative proposals and related actions by the Mylan Board. The revised drafts also provided for a lower termination fee payable by Mylan to Pfizer than the termination fee proposed in Wachtell Lipton’s July 2, 2019 draft and a broader definition of “material adverse effect” with respect to Mylan or the Upjohn Business. The draft also provided that Newco would acquire the assets of the Upjohn Business, but would not assume any liabilities related to the Upjohn Business occurring or existing before the Distribution (“Pre-Distribution Upjohn Liabilities”). The liabilities of the Upjohn Business are reflected in the Upjohn Business’s audited combined financial statements or accompanying notes and the Upjohn Business’s unaudited condensed combined financial statements or accompanying notes included in this document (in each case, as of the date indicated in such financial statements or accompanying notes), consistent with Pfizer’s accounting policies. As of March 29, 2020, the Pre-Distribution Upjohn Liabilities reflected in such unaudited condensed combined financial statements were $3,807 million, excluding the total Pre-Distribution Tax Liabilities of $4,981 million as of such date (which Pre-Distribution Tax Liabilities would generally be retained by Pfizer). As of March 29, 2020, the net pension and post-retirement obligations that were not reflected in the Upjohn Business’s unaudited condensed combined financial statements but that would be assumed by Newco under the Employee Matters Agreement were $45 million, which reflects approximately $112 million of projected obligations associated with Upjohn employees participating in plans sponsored by Pfizer and approximately $67 million of assets associated with these obligations, in each case as of March 29, 2020. This $45 million is reflected as a pro forma adjustment to the Upjohn Business’s unaudited condensed combined balance sheet as of March 29, 2020 (see “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”).

On July 10, 2019, Mr. Coury and Ms. Bresch met with Dr. Bourla and Mr. D’Amelio to discuss certain transaction terms and valuation matters in light of the updates contained in the Upjohn Business Financial Projections. The participants discussed, among other matters, Mylan’s proposal to change the ownership split of the combined company in light of the recently provided Upjohn Business Financial Projections, such that Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company, on a fully diluted basis, on the basis that Pfizer would receive $12 billion of cash funded from the proceeds of debt incurred by Newco in connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco. No definitive agreement to change the ownership split of the combined company was reached at this meeting, and Dr. Bourla and Mr. D’Amelio noted that any change in the ownership percentage would be subject to the review and approval of the Pfizer Board. The parties also discussed the treatment of Pre-Distribution Upjohn Liabilities (other than Pre-Distribution Tax Liabilities, which Pfizer had previously agreed to retain) and the scope of exclusions from the “material adverse effect” definition. Pfizer’s proposal was that the combined company should assume all Pre-Distribution Upjohn Liabilities (other than Pre-Distribution Tax Liabilities), consistent with other Reverse Morris Trust and spin-off transactions. Pfizer also proposed that the “material adverse effect” definition should have a broader set of exclusions, particularly relating to effects on the Upjohn Business or Mylan’s business, as applicable, arising from any changes or developments in governmental drug policy initiatives in China. Mylan’s proposal was that the position that the combined company should not assume the Pre-Distribution Upjohn Liabilities (in addition to not assuming any Pre-Distribution Tax Liabilities), and that there should be a narrower set of exclusions from the “material adverse effect” definition, including that the definition would not specifically exclude the effects on the Upjohn Business or Mylan’s business, as applicable, arising from any changes or developments in governmental drug policy initiatives in China. For a description of the potential downward pricing pressure faced by the Upjohn Business from government initiatives in China, see “Risk Factors—Risks Related to the Upjohn Business—The Upjohn Business faces downward pricing pressure from government initiatives in China”. Any decrease in the price, or reduction in the sales volume, of Upjohn products could have a negative effect on the Upjohn Business’s results of operations”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Industry Trends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Industry-Specific Challenges—International.” The scope of exclusions from the definition of “material adverse effect” was important to each party because the parties’ respective obligations to complete the transaction would be conditioned on the accuracy of the other party’s representations and warranties generally tested using a “material adverse effect” standard (see “Business Combination Agreement—Conditions to the Combination”). No definitive understanding on these matters was reached at this meeting.

On July 10, 2019, on behalf of Mylan, Cravath delivered initial drafts of debt commitment papers related to the debt financing commitments to be obtained by Upjohn in connection with the proposed transaction to permit Upjohn to incur borrowings or issue debt securities in an aggregate principal amount of up to $12 billion, to Pfizer, Wachtell Lipton and affiliates of Goldman, as lenders.

On July 12, 2019, the Pfizer Board met, with Pfizer’s management and advisors also in attendance, to review the status of discussions with Mylan. Pfizer’s management and advisors updated the Pfizer Board on negotiations with Mylan, including Mylan’s proposal that, after the combination of the Upjohn Business and Mylan, the Pfizer stockholders would own 57% of the combined company on a fully diluted basis and former Mylan shareholders would own 43% of the combined company on a fully diluted basis, and Mylan’s proposal that the combined company would not assume any Pre-Distribution Upjohn Liabilities (in addition to not assuming any Pre-Distribution Tax Liabilities). It was explained that, in the contemplated transaction, Pfizer would receive $12 billion of cash funded from the proceeds of debt incurred by Newco in connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco. The Pfizer Board discussed with Pfizer’s management and advisors certain financial considerations relating to the proposed combination transaction, including with respect to the proposed pro forma ownership of the combined company and certain potential synergies which the Pfizer stockholders would be expected to benefit from on a pro rata basis, as well as the relative contributions of each company to the combined company’s potential financial condition and prospects. Pfizer’s advisors discussed terms of recent Reverse Morris Trust transactions and other business combination and M&A transactions, and the Pfizer Board discussed with Pfizer management and advisors various considerations regarding Mylan’s proposed allocation of Pre-Distribution Upjohn Liabilities, in light of the fact that the combined company would be assuming historical liabilities of Mylan’s business under the contemplated structure of the Combination, including potential liabilities arising out of third-party actions relating to the manufacture, distribution, marketing, promotion or sale of opioids by or on behalf of Mylan or its subsidiaries (the “Opioid Matters”). The participants discussed potential next steps and the Pfizer Board authorized and instructed Pfizer and its advisors to continue to engage in due diligence of Mylan and negotiations with Mylan and its advisors regarding a potential combination of Mylan and the Upjohn Business.

Also on July 12, 2019, members of the senior management teams of Mylan and Pfizer as well as other representatives of Mylan and Pfizer met with representatives of Moody’s Investor Service, Standard & Poor’s Financial Services LLC and Fitch credit rating agencies to present an overview of the proposed transaction and the expected financial profile of the combined company following completion of the proposed transaction.

On July 15, 2019, Mr. Coury, Ms. Bresch and Dr. Bourla and Mr. D’Amelio engaged in conversations regarding outstanding transaction terms. As a result of those discussions, they tentatively agreed to proceed with negotiations on the basis of certain terms, including a pro forma ownership split of the combined company such that Pfizer stockholders would own 57% of the combined company on a fully diluted basis and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The parties also discussed a potential approach whereby the combined company would assume all of the Pre-Distribution Upjohn Liabilities, other than (1) Pre-Distribution Tax Liabilities (as previously agreed upon between the parties) and (2) certain specified antitrust matters related to the Upjohn products, and that, in exchange for Pfizer’s retention of these specified antitrust matters, the combined company would make a payment to Pfizer in the event that the combined company suffered a loss in respect of the Opioid Matters. Despite this discussion, no definitive understanding on the allocation of liabilities arising from antitrust matters or the Opioid Matters was reached at this meeting.

On July 16, 2019, the Mylan Strategic Review Committee held an update session in New York, New York, with members of the Mylan Board and Mylan senior management and representatives of Centerview, PJT Partners, Cravath and Nauta participating. Mr. Coury and members of Mylan senior management provided an update on the status of discussions with Pfizer to date. At this meeting, Centerview and PJT Partners presented an overview of the potential combination based on the most recently discussed pro forma ownership split and using the Mylan Financial Projections and the Upjohn Business Financial Projections, and certain cost synergy estimates that had been developed by management of each of Mylan, Pfizer and the Upjohn Business. Also at this meeting, Mylan management provided an overview of its due diligence findings to date with respect to the Upjohn Business. Cravath and Nauta reviewed the duties of the Mylan directors under Dutch law, the contemplated structure of the proposed transaction, certain terms of the latest drafts of the transaction documents, including with respect to the allocation of liabilities in connection with the transaction, and certain aspects of Delaware law to which the combined company would be subject upon closing of the proposed transaction. The Mylan directors discussed various considerations relating to the proposed transaction and the strategic and financial logic of the proposed transaction, particularly in light of the strategic review process and the alternatives to unlock value that had been explored to date, as well as Mylan’s standalone strategic plan and prospects. Following this discussion, the independent members of the Mylan Board held a discussion with Michael Goettler, the group president of Pfizer’s Upjohn Business, in connection with the consideration by the Mylan Board of a suggestion previously made by Dr. Bourla that Mr. Goettler be considered as a potential candidate to serve as the Chief Executive Officer of the combined company. Also on July 16, 2019, the Compensation Committee and independent directors of the Mylan Board held an update session at which they discussed and expressed support for a potential new employment agreement with Mr. Coury to serve as Executive Chairman both in the event an agreement on the potential combination was reached with Pfizer and in the event an agreement on the potential combination was not reached with Pfizer.

Also on July 16, 2019, on behalf of Pfizer, Wachtell Lipton sent revised drafts of the Business Combination Agreement and the Separation and Distribution Agreement to Cravath, on behalf of Mylan. The drafts reflected certain terms that the parties previously discussed, including a pro forma ownership split of the combined company such that Pfizer stockholders would own 57% of the combined company on a fully diluted basis and former Mylan shareholders would own 43% of the combined company on a fully diluted basis and that the combined company would assume the Pre-Distribution Upjohn Liabilities, other than (1) Pre-Distribution Tax Liabilities (as previously agreed upon between the parties) and (2) liabilities related to certain specific antitrust matters related to the Upjohn products, both of which would be retained by Pfizer. The revised drafts of the Business Combination Agreement and the Separation Agreement sent by Wachtell Lipton also provided for, among other things, a higher termination fee payable by Mylan to Pfizer than the termination fee proposed in Cravath’s July 9, 2019 draft, and certain changes to the provisions regarding the assessment of alternative proposals.

On July 20, 2019, on behalf of Mylan, Cravath sent Wachtell Lipton, on behalf of Pfizer, a proposal regarding certain unresolved transaction terms including the treatment of liabilities arising out of the Opioid Matters. Mylan noted that its willingness to consider a proposal to indemnify Pfizer for the Opioid Matters based on the pro forma ownership of the combined company was subject to Pfizer’s agreement that Pfizer would retain all liabilities in respect of pre-Distribution antitrust litigation or investigations related to the Upjohn Business.

From July 22 through July 24, 2019, representatives of Mylan, Pfizer, Cravath and Wachtell Lipton held in-person meetings to negotiate unresolved transaction terms and contract provisions, including the scope of the antitrust litigation or investigations related to the Upjohn Business that Pfizer would agree to retain and the scope of the “material adverse effect” definition, and made progress in resolving outstanding items, including agreeing in principle that there would be a cash payment from the combined company to Pfizer after the closing equal to 57% of any losses related to any Opioid Matters incurred by the combined company after the execution of the Business Combination Agreement.

Between July 24, 2019 and July 26, 2019, representatives of Cravath and Wachtell Lipton discussed on behalf of their respective clients the terms of the proposed employment agreement with Mr. Coury to return as Executive Chairman of Mylan and as Executive Chairman of Newco following the closing of the transactions as described under the heading “Director and Executive Compensation”. While the Compensation Committee and independent directors of the Mylan Board were supportive of the potential employment agreement, following such discussions, the Mylan Board determined not to adopt any new arrangements for Mr. Coury at the time. The Mylan Board and Mr. Coury determined that he would remain in his current role through the closing of the transactions and that the Newco Compensation Committee and independent directors of the Newco Board would determine the compensation arrangements of the Newco executive officers, including for Mr. Coury as Executive Chairman of Newco.

On July 26, 2019, the Pfizer Board held a special telephonic meeting, with members of Pfizer senior management and representatives of Goldman, Guggenheim and Wachtell Lipton participating, to review the terms and conditions of the transaction documents that had been negotiated between representatives of Pfizer and Mylan and which were substantially complete, including the terms that were subject to final resolution of the parties, and to review with Pfizer’s financial and legal advisors their views on the proposed transactions and the benefits afforded by the transactions to Pfizer and its stockholders as well as the Upjohn Business, including in comparison to potential strategic alternatives such as retaining the Upjohn Business. Following discussion with Pfizer’s management and advisors, the Pfizer Board unanimously determined, among other things, that the Separation and Distribution Agreement, the Business Combination Agreement, the other transaction agreements and the transactions contemplated thereby were advisable, fair to and in the best interests of Pfizer and its stockholders and approved and authorized the execution, delivery and performance of the Separation and Distribution Agreement, the Business Combination Agreement, the other transaction agreements and the transactions contemplated thereby.

On July 26, 2019, the Mylan Board and the Mylan Strategic Review Committee met concurrently in person in London, England, with members of Mylan senior management and representatives of Centerview, PJT Partners, Cravath and Nauta participating. Mr. Coury and members of Mylan senior management provided an update on the outcome of negotiations with Pfizer regarding the proposed transaction and discussed the strategic rationale for the proposed transaction. At this meeting, representatives of Centerview and PJT Partners (which are referred to collectively as Mylan’s financial advisors) jointly reviewed with the Mylan Board and the Mylan Strategic Review Committee their financial analyses of the Exchange Ratio, which will result in a pro forma ownership of the fully diluted shares of Newco common stock being held 43% by former Mylan shareholders and 57% by Pfizer stockholders in accordance with the Business Combination Agreement. Following this discussion, each of Centerview and PJT Partners rendered to the Mylan Board and the Mylan Strategic Review Committee

an oral opinion, each of which was subsequently confirmed by delivery of a written opinion dated July 26, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in connection with preparing such opinion, the Exchange Ratio, which will result in a pro forma ownership of the fully diluted shares of Newco common stock being held 43% by former Mylan shareholders and 57% by Pfizer stockholders in accordance with the Business Combination Agreement, was fair, from a financial point of view, to the holders of Mylan ordinary shares (other than Excluded Shares). Among the assumptions made, procedures followed, matters considered and qualifications and limitations upon the reviews undertaken in preparing their respective opinions, each of Centerview and PJT Partners assumed that Newco would not assume any contingent liabilities of the Upjohn Business that are meaningful to their respective analyses or opinions, and did not take into account, for purposes of their respective analyses, the assumption by Newco of any contingent liabilities of the Upjohn Business. In addition, at the direction of Mylan’s management, each of Centerview and PJT Partners assumed that Newco would not assume any Pre-Distribution Tax Liabilities that are meaningful to their respective analyses or opinions. Also at this meeting, Cravath and Nauta reviewed the duties of the members of the Mylan directors under Dutch law, the structure of the proposed transaction, certain terms of the latest drafts of the transaction documents, the debt commitment papers and the arrangements for the potential transfer of Pfizer’s Meridian Medical Technologies business to the combined company, and certain aspects of Delaware law to which the combined company would be subject upon closing of the proposed transaction. The Mylan directors discussed various considerations in evaluating the proposed transaction, noting that the proposed transaction was superior to Mylan’s standalone strategic plan and the various available alternatives that had been explored to date in connection with the strategic review. Following this discussion, the Mylan Strategic Review Committee unanimously recommended that the Mylan Board approve the execution, delivery and performance of the Business Combination Agreement and the transactions contemplated thereby and certain other matters in connection with the transactions. The Mylan Board then unanimously approved and authorized the execution, delivery and performance of the Business Combination Agreement and the transactions contemplated thereby, recommended that the Mylan shareholders approve the Business Combination Agreement and the transactions and matters contemplated thereby and approved and authorized certain other matters in connection with the transactions.

From July 26 to July 28, 2019, representatives of Mylan, Pfizer, Cravath and Wachtell Lipton continued to negotiate unresolved contract provisions, including the scope of exclusions from the “material adverse effect” determination, and exchanged drafts of transaction documents and related documentation to finalize all contract provisions to reflect agreed positions, including agreeing on July 26, 2019 to the scope of the exclusions in the “material adverse effect” definition, as reflected in the definitive Business Combination Agreement. During this period, the parties also negotiated the scope of the antitrust litigations or investigations related to the Upjohn products that would be retained by Pfizer, and resolved that Pfizer would retain antitrust litigations or investigations relating to the Greenstone generics business to the extent arising from conduct during the period prior to the Distribution and certain specified antitrust litigations or investigations relating to the Upjohn Business set forth on a schedule (the material matters on such schedule are set forth in and discussed under “Note 13A2. Commitments and Contingencies: Legal Proceedings—Product Litigation—Effexor; and —Lipitor—Antitrust Actions” and “Note 13A4. Commitments and Contingencies: Legal Proceedings—Government Investigations— Phenytoin Sodium Capsules; and —Greenstone Investigations” to the unaudited condensed combined financial statements of the Upjohn Business as of and for the three months ended March 29, 2020). As of March 29, 2020, Pfizer had accrued approximately $278 million in connection with the antitrust litigation or investigations related to the Upjohn Business that will be retained by Pfizer, which amount reflects losses that are both probable and reasonably estimable, as of such date, consistent with Pfizer’s accounting policies applicable to such matters (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Contingencies—Legal Matters”). This $278 million of litigation related accruals remaining with Pfizer is reflected as a pro forma adjustment to the Upjohn Business’s unaudited condensed combined balance sheet as of March 29, 2020 (see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”).

On the morning of July 29, 2019, before the opening of trading on Nasdaq and the NYSE, the applicable parties entered into the Business Combination Agreement, the Separation and Distribution Agreement and other agreements related to the transactions, and Mylan and Pfizer issued a joint press release announcing the transactions. Mylan and Pfizer then held a joint conference call to discuss the transactions.

On February 18, 2020, Pfizer and Newco entered into an amendment to the Separation and Distribution Agreement providing for an adjustment to the working capital target of the Upjohn Business at the closing of the transactions.

On May 29, 2020, the applicable parties entered into an amendment to each of the Business Combination Agreement and the Separation and Distribution Agreement, which provide, among other things, that the closing of the Combination shall not occur prior to October 1, 2020 (unless otherwise agreed by Mylan and Pfizer) and that the Outside Date shall be December 31, 2020.

Pfizer’s Reasons for the Separation, the Distribution and the Combination

The Pfizer Board and Pfizer management periodically conduct reviews of Pfizer’s businesses to evaluate Pfizer’s current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for Pfizer’s stockholders. As part of such a review, the Pfizer Board and Pfizer management determined that separating the Upjohn Business was in the best interests of Pfizer and Pfizer’s stockholders. The Pfizer Board thus began the process that resulted in the entering into of the Business Combination Agreement. The Pfizer Board believes that the transactions will accomplish a number of important business objectives for Pfizer, as well as provide enhanced opportunities for the resulting combined company. These important business objectives include:

•	The transactions are expected to enable Pfizer to sharpen its focus and leadership in innovative pharmaceutical breakthroughs that change patients’ lives.

•	The transactions are expected to increase management focus on advancing Pfizer’s product pipeline, while investing for growth and continuing to return capital to stockholders.

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The transactions are expected to result in, among other things, an expanded platform and improved operating efficiencies to enable the combined company to have the operational scale and commercial capabilities necessary to increase access to quality, trusted medicines for patients around the world.

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The transactions will result in the combination of the Upjohn Business with Mylan, with Pfizer stockholders receiving, in the Distribution, 57% of the fully diluted shares of Newco common stock outstanding after the transactions.

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The resulting combined company will be a new global pharmaceutical company with the ability to serve patients worldwide by, among other things, meaningfully expanding the geographic reach of Mylan’s existing broad product portfolio and future pipeline—including significant investments that have been made across complex generics and biosimilars—into new growth markets where the Upjohn Business has existing sales infrastructure and local market expertise.

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The transactions are expected to help create significant additional value for Pfizer stockholders through the combined company’s strong cash flow and commitment to stockholder returns, along with Pfizer’s increased focus on its innovative medicines businesses.

In reaching its decision to approve the transactions, the Pfizer Board consulted with members of Pfizer’s management and Pfizer’s financial and legal advisors to consider the likely impact on stockholders, as well as a wide variety of additional factors in favor of the transactions, including, but not limited to, the following:

•	the potential value to Pfizer’s stockholders of the 57% of then-outstanding fully diluted shares of Newco common stock that they will own after the consummation of the transactions, including value resulting from: (a) the potential cost reductions attributable to expected efficiencies and synergies to be realized by combining the Upjohn Business with Mylan; and (b) the expected benefits of separating the Upjohn Business from Pfizer’s other businesses;

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the strategic alternatives available to the Upjohn Business and the potential risks and benefits of such alternatives, including retaining the Upjohn Business, effecting a stand-alone spin or engaging in a taxable transaction to stockholders;

•	the anticipated tax-efficient structure for Pfizer’s stockholders; and

•	the other terms and conditions of the Business Combination Agreement, the Separation and Distribution Agreement and the other Transaction Documents, which are summarized in this document.

The Pfizer Board also considered certain countervailing factors during its deliberations that did not favor the Separation, the Distribution and the Combination, including, without limitation, the possibility that the anticipated benefits of the Separation, the Distribution and the Combination would fail to materialize.

The above discussion is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Pfizer Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Pfizer Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Pfizer Board may have given different weights to different factors.

Ownership of Newco Following the Combination

When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of Newco common stock, in each case on a fully diluted basis.

Board of Directors and Executive Officers of Newco Following the Combination

Board of Directors

The Business Combination Agreement provides that, as of the closing of the Combination, the Newco Board will consist of 13 members, including the Executive Chairman of Newco, who will be Robert J. Coury (current Executive Chairman of Mylan); the Chief Executive Officer of Newco, who will be Michael Goettler (current Global President of the Upjohn Business); eight persons designated by Mylan before the closing date; and three persons designated by Pfizer before the closing date (after consultation in good faith with Mylan). On December 18, 2019, Pfizer and Mylan announced that Ian Read (former Executive Chairman, Chief Executive Officer and director of Pfizer) and James Kilts (current director of Pfizer) will join the Newco Board upon completion of the Combination. Messrs. Read and Kilts were designated by Pfizer. On February 27, 2020, Pfizer and Mylan announced that W. Don Cornwell (current director of Pfizer) and JoEllen Lyons Dillon, Neil Dimick, Melina Higgins, Harry A. Korman, Rajiv Malik, Richard A. Mark, Mark W. Parrish and Pauline van der Meer Mohr (current directors of Mylan) will join the Newco Board upon completion of the Combination. Mr. Cornwell was designated by Pfizer and the remaining eight directors were designated by Mylan. Messrs. Kilts and Cornwell will cease to be members of the Pfizer Board immediately upon the closing of the Combination. In addition, the Newco Board will, upon the closing of the Combination, be classified into three classes substantially equal in size until the 2023 annual meeting of Newco stockholders. As a result, any significant change in composition of the Newco Board would likely take at least two years. The Executive Chairman of Newco will be in the class of directors whose term expires at the 2023 annual meeting of Newco stockholders, and each of the three persons designated by Pfizer will serve in a different class of directors.

Listed below is the biographical information for each person who is currently expected to become a member of the Newco Board:

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Robert J. Coury, age 59. Executive Chairman of Mylan. Under his visionary leadership, Mylan has transformed from the third largest generics pharmaceutical company in the U.S. into one of the largest pharmaceutical companies in the world, earning spots on both the S&P 500 and, prior to Mylan’s reincorporation outside of the U.S. in 2015, the Fortune 500. Mr. Coury first was elected to Mylan’s Board in February 2002, having served since 1995 as a strategic advisor to Mylan. He became the Mylan Board’s Vice Chairman shortly after his election and served as CEO from September 2002 until January 2012. He then served as Executive Chairman from 2012 until he became non-executive Chairman in June 2016. The Mylan Board reappointed Mr. Coury to Executive Chairman in April 2020. Since 2007, Mr. Coury has led Mylan through a series of transactions totaling approximately $25 billion, which transformed Mylan into a global powerhouse within the highly competitive pharmaceutical industry, with a global workforce of approximately 35,000, and which markets products in more than 165 countries and territories. In 2007, Mylan purchased India-based Matrix Laboratories Limited, a major producer of APIs, and the generics and specialty pharmaceuticals business of Europe-based Merck KGaA. Subsequent acquisitions under Mr. Coury’s leadership further expanded Mylan into new therapeutic categories and greatly enhanced its geographic and commercial footprint. In 2010, Mylan acquired Bioniche Pharma, a global injectables business in Ireland; in 2013, Mylan acquired India-based Agila Specialties, a global injectables company; in 2015, Mylan acquired Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business and Famy Care Ltd.’s women’s healthcare businesses; and in 2016, Mylan acquired Meda AB (publ.), a leading international specialty pharmaceutical company that sells prescription and over-the-counter products and the non-sterile, topicals-focused business of Renaissance Acquisition Holdings, LLC. During this period of expansion, Mylan built an unmatched, high quality foundation for the future, supporting Mylan’s mission of providing the world’s seven billion people with access to high quality medicine and benefiting patients, investors, customers, and other stakeholders. Mr. Coury is the founder and president of the Robert J. Coury Family Foundation, which is a private foundation formed to help support his philanthropic efforts and his mission of giving back. He has served as a member of the University of Southern California President’s Leadership Council since 2014.

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Michael Goettler, age 52. Group President, Pfizer Upjohn since January 2019. Executive Vice President from July 2018 until December 2018. Global President of Pfizer Inflammation & Immunology from January 2018 until June 2018. Global President of Pfizer Rare Disease from January 2016 until December 2017. Global Commercial Officer, Senior Vice President for Pfizer’s Global Innovative Pharma Business from January 2014 until December 2015. Regional President, Europe for Pfizer Specialty Care and the chair of the European Management Team from June 2012 until December 2013. Regional President Asia - Pacific for Specialty Care from October 2009 until June 2012. Member of the board of directors of PSI (Population Services International).

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Ian C. Read, age 67. Operating Executive, The Carlyle Group – Global Healthcare Group, since January 2020. Director of Pfizer from 2010 to 2018. Executive Chairman of Pfizer from January 2019 to December 31, 2019; Chairman of the Board from December 2011 to December 2018 and Chief Executive Officer of Pfizer from December 2010 to December 2018. President and Chief Executive Officer of Pfizer from December 2010 until December 2011. Previously, he served as Senior Vice President and Group President of Pfizer’s Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units—Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets. Chair of the Pfizer Foundation. Director of Kimberly-Clark Corporation and Director and Chairman of DXC Technology Company.

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James M. Kilts, age 72. Director of Pfizer since 2007. Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to

2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000. Director of MetLife, Inc., The Simply Good Foods Company and Unifi, Inc. Executive Chairman of the Board of Conyers Park II Acquisition Corp. Executive Chairman of the Board of Conyers Park Acquisition Corporation from 2016 until its merger with The Simply Good Foods Company in 2017. Non-Executive Director of the Board of Nielsen Holdings PLC from 2006 until 2017. Chairman of Big Heart Pet Brands until 2015. Life Trustee of Knox College and Trustee of the University of Chicago and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business.

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W. Don Cornwell, age 72. Director of Pfizer since 1997. Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009. Director of American International Group, Inc. and Natura & Co. Holding Inc. Director of Blue Meridian Partners and Trustee of Big Brothers Big Sisters of New York City. Former Director of Avon Products, Inc. (until its acquisition by Natura & Co. Holding Inc.). Former Director of CVS Caremark for over 10 years, including two years as Chair of its Compensation Committee.

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JoEllen Lyons Dillon, age 56. Served from March 2013 to August 2017 as an executive officer of The ExOne Company (ExOne), an emerging growth company and global provider of three-dimensional printing machines and services. She was promoted as ExOne’s only executive vice president in December 2014, adding to her original duties as chief legal officer and corporate secretary. She held responsibilities for, among other things, capital markets development, corporate strategic planning, human resources, global compliance, investor relations, as well as international business development within Europe and Asia. Prior to joining ExOne, Ms. Dillon was a legal consultant on ExOne’s initial public offering and joined the company shortly after the public filing. Previously, Ms. Dillon had an almost 25-year legal career in corporate mergers and acquisitions and securities, where she represented both public and private companies in a variety of complex matters. She was a partner with Reed Smith LLP, a law firm, from 2002 until 2011. She previously had been at the law firm Buchanan Ingersoll & Rooney PC from 1988 until 2002, where she became a partner in 1997. Ms. Dillon serves as a member of the board of trustees of the Allegheny District chapter of the National Multiple Sclerosis Society and served as chair and Audit Committee chair.

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Neil Dimick, age 70. Serves on the board of directors of Resources Connection, Inc., chairing its Audit Committee and serving on its Compensation Committee. Mr. Dimick previously served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002. From 1992 to 2001, he was Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor. Prior to that, Mr. Dimick served as a partner with Deloitte & Touche LLP (“Deloitte”) for eight years. Mr. Dimick also served on the boards of directors of WebMD Health Corp. from 2005 to September 2017, at which time it was purchased by Internet Brands, a portfolio company of investment funds affiliated with Kohlberg Kravis Roberts & Co., LP; Alliance HealthCare Services, Inc. from 2002 to August 2017, at which time it was purchased by Tahoe Investment Group Co., Ltd.; and Thoratec Corporation from 2003 to October 2015, at which time it was purchased by St. Jude Medical, Inc.

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Melina Higgins, age 52. Member of the board of directors of Genworth Financial Inc., an insurance company, since September 2013, and serves on its Management Development & Compensation and Nominating & Corporate Governance Committees. In January 2016, Ms. Higgins became non-executive chairman of the board of directors of Antares Midco Inc., a private company that provides financing solutions for middle market, private equity-backed transactions. Ms. Higgins previously held senior roles of increasing responsibility at The Goldman Sachs Group, Inc. (NYSE: GS), a global investment banking, securities and investment management firm, including partner and managing director, during her nearly 20-year career at the firm from 1989 to 1992 and 1994 to 2010. During her tenure there, Ms. Higgins served as a member of the Investment Committee of the Principal Investment

Area, which oversaw and approved global private equity and private debt investments and was one of the largest alternative asset managers in the world. She also served as head of the Americas for Private Debt and as co-chairperson of the Investment Advisory Committee for GS Mezzanine Partners funds, which managed over $30 billion of assets and were global leaders in their industry. Ms. Higgins also is a member of the Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government.

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Harry A. Korman, age 62. Held senior executive roles of increasing responsibility at Mylan Inc. and its subsidiaries from 1996 until July 2014. Served as Mylan Inc.’s global Chief Operating Officer from January 2012 until July 2014, after which he served in a consultant role with Mylan Inc. for one year. Prior to Mr. Korman’s service as Chief Operating Officer, he was the President, North America of Mylan Inc. commencing in October 2007. Mr. Korman also served as President of Mylan Pharmaceuticals Inc. from February 2005 to December 2009. During his time as an executive at Mylan, Mr. Korman was instrumental in identifying, evaluating and executing on significant commercial and business development opportunities in the United States and other countries, including the expansion of Mylan’s global generics businesses around the world, among many other important contributions to Mylan. He joined Mylan in 1996 after Mylan’s acquisition of UDL Laboratories, Inc. (n/k/a Mylan Institutional Inc.), and served as its president, among other prior responsibilities. Mr. Korman has served as a past director and vice chairman of the Generic Pharmaceutical Association, now known as the Association for Accessible Medicines. He also previously served as a director and vice chairman of the HDMA Foundation, which serves the healthcare industry by providing research and education focused on healthcare supply issues.

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Rajiv Malik, age 59. Has served as Mylan’s President since January 1, 2012 and has more than 37 years of experience in the pharmaceutical industry. Mr. Malik is responsible for the day-to-day operations of Mylan, which includes Commercial, Scientific Affairs, Manufacturing, Supply Chain and Quality. In his role, he also oversees Business Development and Information Technology. Previously, Mr. Malik held various senior roles at Mylan, including executive vice president and chief operating officer from July 2009 to December 2012, and head of Global Technical Operations from January 2007 to July 2009. Mr. Malik has been integral in developing the strategies for Mylan’s acquisitions, and, in the execution and integration of acquisitions, including the generics business of Merck KGaA; the injectables business of Bioniche; Agila Specialties, a global injectables company; the EPD Business; Famy Care’s women’s healthcare businesses; Meda, a leading international specialty pharmaceutical company that sells prescription and OTC products; and the non-sterile, topicals-focused business of Renaissance Acquisition Holdings, LLC. Mr. Malik also has been instrumental in expanding and optimizing Mylan’s product portfolio, leveraging Mylan’s global R&D capabilities, and expanding Mylan’s presence in emerging markets. Prior to joining Mylan, he served as chief executive officer of Matrix Laboratories Limited (n/k/a Mylan Laboratories Limited) from July 2005 to June 2008. Prior to joining Mylan, he served as head of Global Development and Registrations for Sandoz GmbH from September 2003 to July 2005. Prior to joining Sandoz GmbH, Mr. Malik was head of Global Regulatory Affairs and head of Pharma Research for Ranbaxy from October 1999 to September 2003.

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Richard A. Mark, age 67. Serves on the board of directors of Goldman Sachs Middle Market Lending Corp., chairing its Audit Committee as an audit committee financial expert and serving on its Compliance, Governance and Nominating, and Contract Review committees. He previously served as a partner with Deloitte from June 2002 to May 2015, most recently leading the advisory corporate development function. Prior to joining Deloitte, Mr. Mark held various positions with Arthur Andersen & Co., including audit partner. Mr. Mark also served from July 2015 until August 2016 as Chairman of the Board of Directors and as a member of the Audit Committee of Katy Industries, Inc., a manufacturer, importer and distributor of commercial cleaning and consumer storage products. He also served on the board of directors of Cadence Health from 1993 until its acquisition by Northwestern Memorial Healthcare (“Northwestern”) in September 2014. Following the acquisition of Cadence Health, Mr. Mark was a director of Northwestern from September 2014 to August 2015, serving on its

Executive and Nominating and Governance committees. Mr. Mark currently serves as a director of Almost Home Kids, a not-for-profit corporation affiliated with Lurie Children’s Hospital of Chicago, which provides transitional care to children with complicated health needs, training for their families, and respite care.

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Mark W. Parrish, age 64. Has served as the Lead Independent Director and Vice Chairman of Mylan’s Board since August 2017. He served as chief executive officer of TridentUSA Health Services (“TridentUSA”), a provider of mobile X-ray and laboratory services to the long-term care industry, from 2008 to August 2018, and as executive chairman from 2008 to 2013. Since August 2018, he has served as executive chairman of TridentUSA. In February 2019, TridentUSA filed for protection under Chapter 11 of the U.S. Bankruptcy Code and emerged from bankruptcy in September 2019. Since January 2013, Mr. Parrish also has served on the board of directors of Omnicell, Inc., a company that specializes in healthcare technology, and serves on its Audit and Compensation committees; and since May 2019, he has served on the board of directors, and is the chairman of the Audit Committee, of Comprehensive Pharmacy Services, a private company that specializes in the outsourcing of hospital pharmacies. He served on the board of directors of Silvergate Pharmaceuticals, a private company that develops and commercializes pediatric medications, until June 2019, when it was acquired by CutisPharma, Inc.; and on the board of directors of Golden State Medical Supply, a private company that specializes in meeting unique labeling and sizing needs for its customers and pharmaceutical packaging, serialization and distribution, until August 2019, when it was acquired by Court Square. From 1993 to 2007, Mr. Parrish held management roles of increasing responsibility with Cardinal Health Inc. (“Cardinal”) and its affiliates, including chief executive officer of healthcare supply chain services for Cardinal from 2006 to 2007. Mr. Parrish also serves as president of the International Federation of Pharmaceutical Wholesalers, an association of pharmaceutical wholesalers and pharmaceutical supply chain service companies, and as senior adviser to Frazier Healthcare Ventures, a healthcare oriented growth equity firm.

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Pauline van der Meer Mohr, age 60. Independent non-executive director of HSBC Holdings plc, chairing that company’s Group Remuneration Committee and serving as a member of its Group Audit Committee, Group Risk Committee and the Nomination & Corporate Governance Committee. Ms. van der Meer Mohr also is a member of the supervisory boards of Royal DSM N.V., currently serving as Deputy Chair, chairing its Remuneration Committee and serving on its Nomination Committee, and EY Netherlands LLP, currently serving as Chair. Ms. van der Meer Mohr also serves as the Chair of the Dutch Corporate Governance Code Monitoring Committee and as Chair of the Appointment Advisory Committee for the President of the Supreme Court of the Netherlands, and she is a member of the Capital Markets Committee of the Dutch Authority for Financial Markets. Previously, Ms. van der Meer Mohr served on the supervisory board of ASML Holding N.V. until April 2018, and as president of the Executive Board of Erasmus University in Rotterdam from 2010 to 2016. Ms. van der Meer Mohr began her career in the legal profession and previously held several legal and management positions at Royal Dutch Shell Group from 1989 to 2004. In 2004, she was appointed group human resources director at TNT N.V., now known as PostNL, before becoming senior executive vice president and head of group human resources at ABN AMRO NV in 2006. She served as a member of the Dutch Banking Code Monitoring Commission in the Netherlands from 2010 to 2013, and began her own human capital consulting firm in 2008.

Executive Officers

The Business Combination Agreement provides that, as of the closing of the Combination, Robert J. Coury will become the Executive Chairman of Newco, Michael Goettler will become the Chief Executive Officer of Newco, and Rajiv Malik, Mylan’s President, will become the President of Newco. On February 27, 2020, Pfizer and Mylan announced that Sanjeev Narula (current Chief Financial Officer of the Upjohn Business) will become the Chief Financial Officer of Newco upon completion of the Combination.

Director and Executive Compensation

Until the Separation, Newco will be a wholly owned subsidiary of Pfizer. Information regarding the historical compensation paid by Pfizer to its executive officers is described in “Executive Compensation” in Pfizer’s proxy statement for its 2020 annual meeting of shareholders filed with the SEC on March 13, 2020, which is incorporated by reference into this document. In addition, Robert J. Coury, who will become the Executive Chairman of Newco following the Combination is currently Executive Chairman of Mylan, and Rajiv Malik, who will become the President of Newco following the Combination is currently an executive officer of Mylan. Information concerning the historical compensation paid by Mylan to its directors and executive officers is described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by the Form 10-K/A filed by Mylan on April 29, 2020, and Mylan’s definitive proxy statement for its 2020 annual meeting of shareholders filed with the SEC on June 8, 2020, which is incorporated by reference into this document.

Following the closing of the Combination, decisions relating to the compensation and benefits of Newco’s directors and executive officers will be made by the Newco Board and its compensation committee. In connection with the Separation and Combination, Newco may adopt various compensation and benefits plans. The terms of any such plans would be described in subsequent filings as required by applicable SEC rules either before or after the closing of the Separation and Combination depending on the timing of the adoption of any such plans. Newco does not currently have a clawback policy and any such policy to be adopted by Newco will be determined following the closing of the Combination by the Newco Board. In addition, Mylan’s clawback policy will continue to apply with respect to any determination of misconduct made under the policy prior to the date of a “Change in Control” (as defined in Mylan’s Amended and Restated 2003 Long-Term Incentive Plan), but the policy will otherwise terminate following any such Change in Control. In addition, nothing in Mylan’s clawback policy would prevent Newco from taking any other action with respect to a Mylan executive in response to any misconduct by such executive prior to the Change in Control.

Concurrently with the negotiation of the transactions, the Compensation Committee and independent directors of the Mylan Board held discussions with Mr. Coury regarding his potential compensation and benefits in connection with a return as Executive Chairman both in the event an agreement was reached with Pfizer and in the event an agreement was not reached with Pfizer. In connection with these discussions, the Compensation Committee and independent directors of the Mylan Board discussed a potential employment agreement in which Mr. Coury would receive (i) a base salary of $1.8 million (which amount was consistent with Mr. Coury’s retainer as Chairman), (ii) an annual incentive based target bonus equal to 125% of base salary, (iii) an annual grant of long term incentive awards with a grant date value equal to 600% of base salary and (iv) a one-time award of $10 million (which would recognize and reward Mr. Coury for, among other things, his continued strategic leadership of the company since he transitioned to non-executive Chairman in 2016, the unexpected and significantly increased efforts expended by Mr. Coury on company matters since that time, including his significant work in the negotiation of the transactions and expected leadership, direction and efforts between signing and closing of the transactions and beyond, and his willingness to return to service in an executive capacity to lead the strategy for the combined company). Under the potential employment agreement, the remaining unvested portion of the Chairman Retention RSUs granted to Mr. Coury in 2016, representing 250,000 restricted stock units at the closing, would continue to vest in accordance with their existing terms, subject to accelerated vesting in the event of certain terminations of employment.

The potential employment agreement also would provide that, upon termination of employment without cause or resignation for good reason, each as defined in the agreement, Mr. Coury would receive (i) a severance payment equal to three (3) times the sum of (x) his base salary at the time of termination and (y) the greater of his target bonus or highest bonus paid under the employment agreement through such date, (ii) a prorated annual bonus for the year of termination, (iii) accelerated vesting of equity awards held at the time of termination and (iv) continued welfare benefits for a three (3) year period.

Under the potential employment agreement, Mr. Coury would also receive a one-time grant of 1.6 million performance-based restricted stock units, which would be divided into five separate vesting tranches requiring 25%, 50%, 75%, 100% and 150% shareholder returns from the date of grant, subject to accelerated vesting in the event of certain terminations of employment. Based on estimates and certain assumptions considered during the discussions relating to this award, the vesting levels for the special incentive award would have represented challenging goals of delivering shareholder returns of approximately $18 billion, $27 billion, $35 billion, $44 billion and $61 billion, respectively, for shareholders of the combined company. This special performance-based award would have been forfeited by Mr. Coury in the event the transaction with Pfizer did not close.

Although the Compensation Committee and independent directors of the Mylan Board were supportive of the potential employment agreement, following discussions with Pfizer, the Mylan Board determined not to adopt any new arrangements for Mr. Coury at the time. The Mylan Board determined that it would be up to the Compensation Committee and independent directors of the Newco Board to determine the compensation arrangements of the Newco executive officers, including Mr. Coury, though members of the Mylan Board remained supportive of the employment agreement described above for a variety of reasons, including that it was critical to secure Mr. Coury’s commitment and willingness to serve as Executive Chairman given his history with Mylan, his experience in building and developing the strategy for Mylan given the continued and fast paced transformation of the industry, and Mr. Coury’s history of leading several prior transformative transactions and the importance of his strategic leadership and guidance over the first several years following the closing so that the company and its shareholders realize the significant opportunity and benefits that are expected from the transactions.

It is expected that many of the members of the Mylan Board, which was supportive of the employment agreement described above for Mr. Coury, will become members of the Newco Board, so it is possible that the Compensation Committee and independent directors of the Newco Board will approve and adopt such compensation arrangement for Mr. Coury following the closing, subject to any modifications that they might conclude are appropriate following further review and discussion.

As described further in the Mylan Annual Meeting Proxy Statement, the Mylan Board reappointed Mr. Coury to Executive Chairman in April 2020. The Mylan Board and Mr. Coury agreed that he would assume the role of Executive Chairman for a base salary equivalent to the cash compensation he previously received for his services as non-executive Chairman of the Mylan Board and that any extension of his agreement or modification of the compensation and benefits contemplated by his employment agreement will either be determined by the Newco Board, should the Combination close as anticipated, or by the Mylan Board if it does not.

Form of Viatris Inc. 2020 Stock Incentive Plan

In connection with the Distribution, Pfizer intends to approve the Viatris Inc. 2020 Stock Incentive Plan (the “2020 Plan”) that provides Newco with the ability to grant equity and equity-based awards to the directors, officers, employees and other service providers of Newco following the Distribution. The 2020 Plan will become effective on the date of the Distribution (the “Effective Date”).

The following is a summary of the principal features of the 2020 Plan. This summary is not a complete description of all of the provisions of the 2020 Plan and is qualified in its entirety by reference to the 2020 Plan, the form of which is attached to this document as Exhibit 10.1.

Purpose

The general purpose of the 2020 Plan is to allow Newco to utilize equity awards to attract, retain and motivate non-employee directors, officers, employees and other service providers and to further align the interests of Newco’s employees, non-employee directors, officers and other service providers with those of

Newco’s shareholders. Non-qualified stock options, incentive stock options, total shareholder return units (“TSRUs”), stock appreciation rights (“SARs”), restricted stock units (“RSUs”), performance awards (including performance share awards and performance cash awards) and other stock unit awards, as well as dividend equivalents and dividend equivalent units with respect to any of the foregoing, if applicable, may be granted under the 2020 Plan.

Administration and Duration

The selection of participants in the 2020 Plan and the level of participation of each such participant will be determined by the Compensation Committee of the Newco Board (the “Newco Compensation Committee”). The Newco Compensation Committee may delegate any or all of its authority to administer the 2020 Plan as it deems appropriate, except that no delegation may be made to an employee of Newco in the case of awards made to individuals who are subject to Section 16 of the Exchange Act.

The 2020 Plan will terminate on the tenth anniversary of the Effective Date, unless terminated earlier by the Newco Board.

Shares Subject to the Plan

Subject to adjustments for changes in capitalization, the maximum number of shares reserved for issuance under the 2020 Plan will be 72,500,000 shares of Newco, plus any shares underlying awards assumed, substituted or replaced by Newco in connection with the Combination.

Any shares that terminate, expire, or are forfeited, cancelled or settled in cash, may be used for the future grant of awards to the extent of such termination, expiration, forfeiture, cancellation or settlement, except that such shares may not be granted as incentive stock options. Shares subject to awards under the 2020 Plan may not again be made available for issuance or delivery if such shares are (i) shares that were subject to a stock-settled TSRU/SAR and were not issued upon the net settlement or net exercise of such TSRU/SAR, (ii) shares delivered or withheld by Newco to pay the exercise price of an option, (iii) shares delivered to or withheld by Newco to pay the withholding taxes related to an award, (iv) shares withheld by Newco in connection with the net settlement of an award or (v) shares repurchased on the open market with the proceeds of an option exercise. The shares to be delivered under the 2020 Plan will be made available from authorized but unissued shares of Newco common stock, from treasury shares and/or from shares purchased in the open market or otherwise.

Limitations on Awards under the 2020 Plan

During the term of the 2020 Plan, no individual may be granted stock options, TSRUs, SARs or other equity awards covering more than 7,500,000 shares during any consecutive 36-month period.

No participant under the 2020 Plan will be paid a performance cash award in any calendar year in an amount in excess of $15,000,000. The maximum number of shares reserved for issuance under the 2020 Plan may be granted as incentive stock options under the 2020 Plan.

Pursuant to the 2020 Plan, the dollar value of equity awards and/or the cash retainer that may be granted to any one non-employee director under the 2020 Plan or otherwise for service in such capacity is limited to an aggregate value (at grant) of $750,000 in any calendar year.

Eligibility

All employees of Newco and its affiliates, as well as Newco’s non-employee directors and other service providers, are eligible to participate in the 2020 Plan. In general, the Newco Compensation Committee will determine who will be granted awards, the number of shares subject to such grants and the terms and conditions applicable to such grants. Following the Effective Date, Newco is expected to have approximately 47,000 employees and the Newco Board will have 13 directors, each of whom may be eligible to participate in the 2020 Plan.

Minimum Vesting Period

The 2020 Plan provides that awards may be granted with a minimum vesting period of at least twelve months, provided that the Newco Compensation Committee may (i) grant awards without regard to the foregoing minimum vesting requirement with respect to up to five percent of the shares subject to the 2020 Plan described above, (ii) grant awards on an ad hoc basis in order to achieve a specified business objective (e.g., in connection with inducement awards to new hires or retention awards to key employees) and (iii) provide for accelerated vesting of awards to the extent permitted by the 2020 Plan (e.g., in connection with a termination of employment). Any substitute awards, shares delivered in lieu of fully vested cash-denominated awards and awards to non-employee directors that vest on the earlier of the first anniversary of the date of grant or the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding annual meeting are excluded from such minimum vesting period.

No Dividends or Dividend Equivalents on Unvested Awards

Notwithstanding any provision of the 2020 Plan to the contrary, dividends, dividend equivalents and dividend equivalent units will only be paid if, and to the extent, the underlying award vests, regardless of whether vesting is contingent upon the achievement of performance goals or time.

Prohibition on Repricing

The 2020 Plan does not permit the repricing of options, TSRUs or SARs, or the exchange of underwater options, TSRUs or SARs for cash or stock/units, in each case without shareholder approval, and options, TSRUs and SARs may not be granted at a discount to the fair market value of Newco common stock on the grant date (with an exercise price lower than the fair market value). The limited circumstance of the assumption or substitution of awards in a transaction that involves the adjustment of awards in order to preserve the aggregate value of such awards would not be considered a repricing for this purpose.

Transferability

Unless otherwise determined by the Newco Compensation Committee, awards granted under the 2020 Plan may not be transferred except by will or the laws of descent and distribution and, during a participant’s lifetime, any options or awards may be exercised only by the participant. The 2020 Plan explicitly prohibits the transfer of awards to third parties for consideration.

Certain Adjustments

In the event of any change in the number or kind of outstanding shares of Newco common stock by reason of a recapitalization, merger, consolidation, reorganization, stock split, reverse stock split, spin-off, split-off, stock dividend, extraordinary cash dividend or similar transaction or other change in the corporate structure or shares of Newco common stock, an appropriate adjustment will be made consistent with applicable provisions of the Internal Revenue Code and Treasury Department rulings and regulations, and as the Newco Compensation Committee, in its sole and absolute discretion deems equitable or appropriate, including:

•	In the number, class and kind of shares for which any options or awards may thereafter be granted, both in the aggregate and as to each optionee or award holder;

•	In the number, class and kind of shares or other property, including cash, subject to outstanding options and awards;

•	In the option or exercise price, if applicable; and

•	Other adjustments as the Newco Compensation Committee deems appropriate.

Change in Control

Unless the Newco Compensation Committee or the Newco Board determines otherwise at the time of grant, in the event a participant’s employment is involuntarily terminated without “cause” (as defined in the 2020 Plan) during the 24-month period following a “change in control” (as defined in the 2020 Plan):

•	Any unvested options and SARs will vest and remain exercisable for their full term in accordance with the terms of the grant, as applicable;

•	Any unvested RSUs will fully vest and be settled at the time of the termination;

•	Any unvested TSRUs will continue to vest and will be settled in accordance with the terms of the grant, as applicable;

•	Any vested options, TSRUs, and SARs will remain exercisable for their full term or be settled in accordance with the terms of the grant, as applicable;

•	In general, performance awards will continue to vest and become payable in accordance with the terms of the grant, as applicable;

•	The restrictions on any restricted stock awards will lapse, and such awards will become fully vested and transferable to the full extent of the original grant, as applicable; and

•	Any other awards will continue to vest and become payable in accordance with the terms of the grant, as applicable.

Additionally, the Newco Compensation Committee or the Newco Board may provide for awards to be cancelled in exchange for a payment in connection with a change in control. However, if the exercise price per share under any outstanding option is equal to or greater than the fair market value of a share, or the value (change in stock price plus projected dividend equivalents) of any outstanding TSRU or SAR is negative, the Newco Board may cancel such award without the payment of any consideration.

Recoupment Policy

Awards under the 2020 Plan are subject to Newco’s policies on recoupment of gains realized from any awards as may be in effect from time to time, and to any clawback policy that Newco is required to adopt pursuant to the listing standards of any national securities exchange or association on which Newco’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Amendment and Termination

The Newco Board may amend or terminate the 2020 Plan, but may not, without prior approval of the Newco shareholders:

•	Increase the maximum number of shares of Newco common stock that may be issued under the 2020 Plan;

•	Extend the term of the 2020 Plan;

•	Change the eligibility criteria;

•	Reprice any option, TSRU or SAR except as provided for in the 2020 Plan; or

•	Take any other action that requires shareholder approval to comply with any tax or regulatory requirement.

Additionally, the Newco Board may not take any action with respect to an affected participant without such participant’s consent if the action would materially impair the participant’s rights under any outstanding award.

TYPES OF AWARDS

Stock Options

Options granted under the 2020 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The exercise price may not be less than the fair market value of a share of Newco common stock on the date the option is granted.

The exercise price is payable in cash or, if the grant provides, in Newco common stock. Generally, all options terminate after a 10-year period from the date of the grant. The 2020 Plan also provides for the automatic exercise of options that are due to expire in the event that the exercise price is less than the fair market value of the underlying shares.

Total Shareholder Return Units / Stock Appreciation Rights

A TSRU or SAR represents a right to receive the excess of (i) the fair market value of one share of Newco common stock on the date of the settlement pursuant to the terms of the grant plus dividends, if applicable, over (ii) the grant price of the right on the grant date, as specified by the Newco Compensation Committee. Any TSRU/SAR may not be granted with a grant price that is less than the fair market value of a share of Newco common stock on the date the TSRU/SAR is granted and cannot have a term longer than 10 years. The 2020 Plan also provides for the automatic exercise of SARs that are due to expire in the event that the exercise price is less than the fair market value of the underlying shares. Distributions to the recipient may be made in Newco common stock, in cash or in a combination of both as determined by the Newco Compensation Committee.

Restricted Stock Awards

Restricted stock is stock issued with such contingencies or restrictions as the Newco Compensation Committee may impose. Until the conditions or contingencies are satisfied or lapse, the restricted stock is subject to forfeiture. Unless the Newco Compensation Committee determines otherwise, a recipient of a restricted stock award has the same voting, dividend and other rights as holders of common stock, except that the 2020 Plan prohibits the payment of dividends on unearned/unvested awards. Instead, such dividends may accumulate and become payable when the underlying restricted stock becomes vested.

Restricted Stock Units

An RSU is an award of a right to receive, in cash or shares, as the Newco Compensation Committee may determine, the fair market value of one share of Newco common stock, on such terms and conditions as the Newco Compensation Committee may determine.

Performance-Based Awards

The Newco Compensation Committee may grant performance-based awards that are earned subject to the achievement of set performance goals, including performance share awards and performance cash awards. A performance award may be in any form of award permitted under the 2020 Plan. The Newco Compensation Committee may select periods during which performance criteria chosen by the Newco Compensation Committee (which may include achievement of specified levels of company or business unit performance) are measured for the purpose of determining the extent to which a performance award has been earned. The Newco Compensation Committee decides whether the performance levels have been achieved, what amount of the award will be paid and the form of payment, which may be cash, shares of Newco common stock or other property or any combination thereof.

Other Stock Unit Awards

The Newco Compensation Committee may grant other stock unit awards that are valued by reference to, or are otherwise based on, shares of Newco common stock and which may be paid in cash, shares of Newco common stock or other property.

The Newco Compensation Committee will determine the terms of each grant of stock options, TSRUs, SARs, restricted stock awards, RSUs, performance-based awards and other stock unit awards, including treatment of such awards if the participant ceases to be an employee before the end of the applicable vesting period, at the time of the applicable grant.

Operations Following the Combination

The combination of Mylan and the Upjohn Business is expected to create a unique company with no direct pharmaceutical peer set. Bringing the two highly complementary businesses together will transform and accelerate the ability of both businesses to serve patients’ needs and expand their capabilities across more than 165 markets.

Mylan expects the transactions to have the following strategic benefits:

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Increased Scale and Portfolio Diversification. The transactions are expected to result in a combined company with increased global scale and geographic reach as compared to Mylan on a standalone basis, offering greater capabilities to expand access to medicine and able to meet the world’s diverse therapeutic and evolving health needs. The transactions are expected to result in a new company that will offer a sustainable, diverse and differentiated portfolio of prescription medicines, complex generics, over-the-counter products and biosimilars, supported by commercial and regulatory expertise, established infrastructure, best-in-class R&D capabilities and high-quality manufacturing and supply chain excellence. In particular, Mylan brings a diverse portfolio across many geographies and key therapeutic areas, as well as a robust pipeline, diverse manufacturing capabilities and supply chain excellence. In addition, the Upjohn Business brings trusted, iconic brands, such as Lipitor (atorvastatin calcium), Celebrex (celecoxib) and Viagra (sildenafil), proven commercialization capabilities, including leadership positions in China and other emerging markets, and world-class manufacturing facilities with a track record of quality and safety.

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Complementary Market Access and Capabilities and Geographic Diversification. The Upjohn Business will contribute complementary market access and capabilities to Mylan’s existing business, including the commercial experience in growth markets that the management and employees of the Upjohn Business will bring to the combined company. The transactions will allow the combined company to meaningfully expand the geographic reach of Mylan’s existing broad product portfolio and future pipeline, particularly in the Asia-Pacific region.

•	Synergies. The transactions are expected to produce $1 billion of annual cost synergies by 2023.

To enable Mylan and Pfizer to manage an orderly transition in the operation of Newco in connection with the transactions, Pfizer and Newco will enter into Transition Services Agreements pursuant to which each party will provide certain limited transition services to the other party generally for an initial period of 24 months following the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution (with certain possibilities for extension). For more information, please see “Additional Transaction Agreements—Transition Services Agreements” beginning on page 151 of this document.

The foregoing description of the combined company’s business following the closing of the transactions includes certain forward-looking statements. The foregoing expected strategic benefits of the transactions are based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of Mylan’s management and the management of Pfizer and the Upjohn Business and, upon consummation of the Combination, beyond the control of the combined company. For example, regulatory developments in jurisdictions in which Mylan and the Upjohn Business operate, such as pricing pressures in China as a result of regulatory initiatives that focus on patient access and reimbursement for pharmaceutical medicines, could result in these strategic benefits not being achieved in a timely manner or at all. Future activities could be affected by a number of factors, uncertainties and risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” discussed above in this document.

Liquidity and Capital Resources of Newco following the Combination

As of March 31, 2020, Mylan had total assets of $30,145.9 million, current liabilities of $5,228.2 million and long-term debt of $11,197.8 million. Also, as of March 29, 2020, the Upjohn Business had total assets of $16,187 million, current liabilities of $3,114 million and no long-term debt. Following the consummation of the transactions, Newco’s total assets and liabilities are expected to increase significantly relative to the assets of Mylan or the Upjohn Business prior to the consummation of the transactions. As of March 31, 2020, on a pro forma basis (as described in the section of this document entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”), Newco would have had total assets of $60,798 million, current liabilities of $19,949 million (including $2,000 million of short-term borrowings) and long-term debt of $11,198 million. Mylan’s cash from operations was $291.1 million and $1,803.7 million for the three months ended March 31, 2020 and the fiscal year ended December 31, 2019, respectively. The Upjohn Business’s cash from operations was $859 million and $4,720 million for the three months ended March 29, 2020 and the fiscal year ended December 31, 2019, respectively.

Mylan and Newco expect Newco’s interest expense to increase significantly as a result of the consummation of the transactions. For the three months ended March 31, 2020 and the year ended December 31, 2019, on a pro forma basis (as described in the section of this document entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business”), Newco would have incurred additional interest expense of $121 million and $505 million, respectively, in connection with the Financing. See the section of this document entitled “Description of Financing” for more information on the Financing.

Mylan and Newco believe that the combination of Mylan and the Upjohn Business will result in approximately $1 billion of annual cost synergies expected to be achieved by 2023. Mylan and Newco expect Newco to incur significant, one-time costs in connection with the transactions, including approximately $350 million in transaction-related expenses. No assurances of the timing or amount of synergies able to be captured, or the costs necessary to achieve those synergies, can be provided.

On or prior to the date of the Cash Distribution, Newco will have incurred new indebtedness in an aggregate principal amount of up to $12 billion in order to fund the Cash Distribution. Newco and Mylan expect the form of this new indebtedness to be the Permanent Securities and/or the Permanent Loans. If the Permanent Financing is unavailable on or prior to the date of the Cash Distribution, the Bridge Facility will be provided pursuant to the Newco Commitment Letter. See “Description of Financing” for more information on the anticipated material terms of the financing, based on the current expectations of Mylan and Newco.

Mylan and Newco anticipate that Newco’s primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations. Mylan and Newco expect that these sources of liquidity will be sufficient to make required payments of interest on the Financing and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the transactions described above. Mylan and Newco expect that Newco will be able to comply with the financial and other covenants of its debt arrangements, particularly relating to the Financing, and the covenants under the agreements governing the Financing. See “Risk Factors—Risks Relating to the Combined Company—The combined company will have a substantial amount of indebtedness following the transactions, which could materially adversely affect its financial condition.” for more information on the risks related to Newco’s indebtedness.

For more information on the Upjohn Business’s and Mylan’s existing sources of liquidity, see the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Upjohn Business” and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and Mylan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 which are filed with the SEC and incorporated by reference in this document. See “Where You Can Find Additional Information.”

Accounting Treatment

ASC Topic 805 “Business Combinations” requires the use of purchase accounting for business combinations. In applying purchase accounting, it is necessary to identify both the accounting acquiree and the accounting acquirer. In identifying the accounting acquirer in a combination effected through an exchange of equity interests, such as the Combination, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

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The relative voting interests in the combined company. In accordance with the terms of the Business Combination Agreement, following the consummation of the transactions, Pfizer stockholders will hold 57% of the issued and outstanding shares of the combined company on a fully diluted basis and former Mylan shareholders will hold 43% of the issued and outstanding shares of the combined company on a fully diluted basis.

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The composition of the governing body of the combined company. In accordance with the terms of the Business Combination Agreement, at the Effective Time, the Newco Board will consist of 13 members, including the Executive Chairman of Newco, who will be Robert J. Coury (current Executive Chairman of Mylan); the Chief Executive Officer of Newco, who will be Michael Goettler (current Global President of the Upjohn Business); eight persons designated by Mylan prior to the closing date; and three persons designated by Pfizer prior to the closing date (after consultation in good faith with Mylan). On December 18, 2019, Pfizer and Mylan announced that Ian Read (former Executive Chairman, Chief Executive Officer and director of Pfizer) and James Kilts (current director of Pfizer) will join the Newco Board upon completion of the Combination. Messrs. Read and Kilts were designated by Pfizer. On February 27, 2020, Pfizer and Mylan announced that W. Don Cornwell (current director of Pfizer) and JoEllen Lyons Dillon, Neil Dimick, Melina Higgins, Harry A. Korman, Rajiv Malik, Richard A. Mark, Mark W. Parrish and Pauline van der Meer Mohr (current directors of Mylan) will join the Newco Board upon completion of the Combination. Mr. Cornwell was designated by Pfizer and the remaining eight directors were designated by Mylan. Messrs. Kilts and Cornwell will cease to be members of the Pfizer Board immediately upon the closing of the Combination. The Executive Chairman of Newco will be in the class of directors whose term expires at the 2023 annual meeting of Newco stockholders, and each of the three persons designated by Pfizer will serve in a different class of directors.

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The composition of the senior management of the combined company. In accordance with the terms of the Business Combination Agreement, the senior management of Newco at the Effective Time will include (i) the current Chairman of Mylan, Robert J. Coury, who shall be Executive Chairman, (ii) the current Group President of the Upjohn Business, Michael Goettler, who shall be Chief Executive Officer, (iii) the current President of Mylan, Rajiv Malik, who shall be President, and (iv) a person selected jointly by Mylan and Pfizer following a search initiated by Mylan, who shall be Chief Financial Officer. On February 27, 2020, Pfizer and Mylan announced that Sanjeev Narula (current Chief Financial Officer of the Upjohn Business) will become the Chief Financial Officer of Newco upon completion of the Combination.

The transaction between Mylan and Newco is a reverse merger acquisition with Newco representing the legal acquirer and Mylan representing the accounting acquirer of the Upjohn Business. Mylan, Pfizer and Newco have determined that Mylan will be the accounting acquirer in this combination based on an analysis of the facts and circumstances specific to this transaction, including those outlined above. Newco will apply purchase accounting to the acquired assets and assumed liabilities of the Upjohn Business upon consummation of the transactions. Upon completion of the transactions, the historical financial statements of the combined company will be those of Mylan.

The accounting treatment of the Combination in accordance with ASC 805 reflects Pfizer’s intention to effect the Distribution through a spin-off. In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the shares of Newco common stock then held by Pfizer to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. If Pfizer were to effect the Distribution through a split-off (which is not its intent), Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding, with any shares of Newco common stock remaining after consummation of the exchange offer then distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer. As such, there is no effect on purchase accounting between a spin-off and a split-off in accordance with ASC 805 Business Combinations (“ASC 805”) as the total number of shares of Newco common stock issued is not impacted by the form of the Distribution.

The accounting treatment of the Combination in accordance with ASC 805 assumes the Combination will be effected through the Mylan Merger. However, even if the Alternative Transaction Structure is utilized to effect the Combination, there will be no impact on the total number of shares of Newco common stock issued to Pfizer stockholders. As such, Newco and Mylan do not expect there would be a material impact on purchase accounting in accordance with ASC 805 even if the Alternative Transaction Structure is utilized.

In addition, the $12 billion of debt to be incurred by Newco and utilized towards the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. The $12 billion of debt to be incurred by Newco is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Combination will not be impacted by the Cash Distribution.

Furthermore, the Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer a certain amount in respect of related losses. At March 31, 2020, Mylan has not estimated or accrued for any amounts related to such contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Combination will not be impacted by this provision.

Closing; Effective Time

Under the terms of the Business Combination Agreement, the closing of the Combination, other than any aspect of the Mylan Newco Liquidation or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation, that under law or pursuant to the Business Combination Agreement is to occur at a later time, will take place on the third business day after all conditions precedent to the Combination (other than those conditions requiring the consummation of the Cash Distribution and the Separation and Distribution in accordance with the terms of the Separation and Distribution Agreement and any other conditions that are to be satisfied at the closing of the Combination) have been satisfied or, where permissible under applicable law, waived, or such other date and time as the parties may agree, provided that Pfizer may, following consultation in good faith with Mylan, delay the closing date in order to ensure that there is at least five business days of “when issued” trading of Newco common stock on NASDAQ prior to the closing or such longer period as may be required by NASDAQ and in no event will the closing occur prior to October 1, 2020, unless otherwise agreed to in writing by Pfizer and Mylan. The Mylan Newco Liquidation Distribution or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution, shall be made on the closing date (New York time).

Merger Structure

On the closing date of the Combination before 6:00 p.m., New York City time, Mylan, Mylan Newco and Mylan Newco Sub shall effectuate the Mylan Merger by executing a notarial deed in accordance with the Mylan Merger Proposal. Immediately following the Mylan Merger Effective Time on the closing date, Acquisition Sub (or its designated nominee), Mylan Newco and Mylan Newco Sub will effectuate the Share Sale by entering into a notarial deed of transfer of shares. As soon as practicable after the effective time of the Share Sale on the closing date, the Mylan Newco Liquidation shall occur.

Alternative Transaction Structure

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code, then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination shall consist of the Asset Sale followed by the Mylan Liquidation (collectively, the “Alternative Transaction Structure”).

In the event that the Alternative Transaction Structure is adopted, on the closing date of the Combination, Acquisition Sub and Mylan will effectuate the Asset Sale by entering into the Sale Agreement. The Asset Sale will be deemed effective as of 6:00 p.m. New York City time on the closing date. As soon as practicable on the closing date after the effective time of the Asset Sale, the Mylan Liquidation shall occur.

Regulatory Approvals Related to the Combination

U.S. Antitrust

Under the HSR Act and related rules, the Combination may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division, and all statutory waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily restart the initial 30-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the restarted initial waiting period), the Antitrust Division or the FTC may issue a Request for Additional Information and Documentary Material, which is referred to in this document as a “Second Request.” If a Second Request is issued, the parties may not complete the merger until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier. Each of Pfizer and Mylan filed its Notification and Report form with respect to the Combination on September 6, 2019. On October 7, 2019, Pfizer and Mylan each received a Second Request from the FTC relating to the Combination. The effect of these requests, which were issued under the HSR Act, is to extend the waiting period imposed by the HSR Act until 30 days after Pfizer and Mylan have certified substantial compliance with the requests, unless the period is extended voluntarily by the parties or terminated earlier by the FTC. Due to circumstances surrounding the COVID-19 pandemic, the waiting period was further extended by the parties and the FTC on April 28, 2020.

Foreign Regulatory Approvals

Pfizer and Mylan are also required to obtain antitrust clearance from a number of antitrust authorities outside the United States as condition precedent to the Combination (collectively, the “Required Jurisdictions”):

the Australian Competition and Consumer Commission, the Brazilian Administrative Council of Economic Defense, the Canadian Competition Bureau, the State Administration for Market Regulation in China, the European Commission, the Competition Commission of India, the Japan Fair Trade Commission, the Mexican Federal Economic Competition Commission, the Philippine Competition Commission, the Federal Antimonopoly Service of Russia, the Competition Commission of South Africa and the Turkish Competition Authority, or to observe the applicable statutory waiting period in each of those jurisdictions. Under the Business Combination Agreement, Pfizer and Mylan may add additional jurisdictions to the list of Required Jurisdictions by mutual written agreement before the closing of the Combination.

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The parties filed the required notification form with the Philippine Competition Commission on August 28, 2019. On September 26, 2019, the authority informed the parties that the thresholds for a mandatory antitrust approval are not met and on September 27, 2019 the Parties withdrew the notification form. The Parties have agreed that the September 26, 2019 letter from the Philippine Competition Commission is sufficient to satisfy any closing conditions related to securing antitrust approval in the Philippines.

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The parties filed the required notification form with the Chinese State Administration for Market Regulation on September 17, 2019. On January 16, 2020, the Chinese State Administration for Market Regulation granted clearance of the Combination.

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The parties filed the required notification with the Brazilian Administrative Council of Economic Defense on October 7, 2019. On January 21, 2020, the Brazilian Administrative Council of Economic Defense granted clearance of the Combination, effective as of February 7, 2020.

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The parties filed the required merger control filing with the Federal Antimonopoly Service of Russia on October 21, 2019. On November 15, 2019, the Federal Antimonopoly Service of Russia granted clearance of the Combination.

•	The parties filed the required notification form with the Australian Competition and Consumer Commission on November 1, 2019. Review is pending.

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The parties filed the required notification form with the Turkish Competition Authority on November 8, 2019. On February 20, 2020, the Turkish Competition Authority granted clearance of the Combination.

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The parties filed the required notification form with the Mexican Federal Economic Competition Commission on January 7, 2020. On March 19, 2020, the Mexican Federal Economic Competition Commission granted clearance of the Combination.

•	The parties filed the required notification form with the Canadian Competition Bureau on January 10, 2020. On February 12, 2020, the Canadian Competition Bureau granted clearance of the Combination.

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The parties filed the required merger control filing with the Competition Commission of India on January 27, 2020. On March 23, 2020, the Competition Commission of India granted clearance of the Combination.

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The parties filed the required merger control filing with the Competition Commission of South Africa on January 27, 2020. On March 24, 2020, the Competition Commission of South Africa granted clearance of the Combination, conditioned upon a three-year moratorium on merger-specific retrenchments in South Africa.

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The parties filed the required notification form with the European Commission on February 28, 2020. On April 22, 2020, the European Commission granted clearance of the Combination, conditioned upon the sale of certain of Mylan’s products in Europe.

•	The parties filed the required notification form with the Japan Fair Trade Commission on May 1, 2020. On May 26, 2020, the Japan Fair Trade Commission granted clearance of the Combination.

In addition to the Required Jurisdictions, Pfizer and Mylan are seeking antitrust clearance from the Competition Authority of Botswana, the Superintendence of Industry and Commerce in Colombia, COMESA (Common Market for Eastern and Southern Africa) Competition Commission, the Namibian Competition Commission, the Serbian Commission for Protection of Competition, the General Authority for Competition of the Kingdom of Saudi Arabia, the Taiwanese Competition Commission, the Anti-Monopoly Committee of Ukraine and the New Zealand Commerce Commission.

•	The parties filed the required notification form with the Serbian Commission for Protection of Competition on August 13, 2019. The parties received an unconditional clearance on September 27, 2019.

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The parties filed a courtesy letter with the COMESA Competition Commission on August 28, 2019 and filed the required notification form with the COMESA Competition Commission on February 21, 2020. On June 8, 2020, the COMESA Competition Commission granted clearance of the Combination.

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The parties filed the required notification form with the Taiwanese Competition Commission on November 7, 2019. On May 27, 2020, the Taiwanese Competition Commission granted clearance of the Combination, effective as of June 4, 2020.

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The parties filed the required notification form with the Superintendence of Industry and Commerce in Colombia on December 4, 2019. On December 9, 2019, the Superintendence of Industry and Commerce in Colombia granted clearance of the Combination.

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The parties provided draft clearance documentation to the New Zealand Commerce Commission on November 4, 2019 and subsequently filed the required notification form with the New Zealand Commerce Commission on December 10, 2019. Review is pending.

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The parties filed the required notification form with the Anti-Monopoly Committee of Ukraine on December 18, 2019. On January 30, 2020, the Anti-Monopoly Committee of Ukraine granted clearance of the Combination.

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The parties filed the required notification form with the Competition Authority of Botswana on February 10, 2020. On March 13, 2020, the Competition Authority of Botswana granted clearance of the Combination.

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The parties filed the Initial Application with the General Authority for Competition of the Kingdom of Saudi Arabia on January 23, 2020. On April 19, 2020, the General Authority for Competition of the Kingdom of Saudi Arabia granted clearance of the Combination.

•	The parties filed the required notification form with the Namibian Competition Commission on February 14, 2020. Review is pending.

Under the Business Combination Agreement, Mylan, Pfizer, Newco and their respective subsidiaries, as applicable, have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable under the Business Combination Agreement and applicable laws to consummate the Combination and the other transactions contemplated by the Transaction Documents as soon as practicable after the date of the Business Combination Agreement. In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation law that may be asserted by any governmental authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents, so as to enable closing to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Newco or Mylan or their respective subsidiaries, as applicable, or otherwise taking or committing to take actions that limit Newco or Mylan or their respective subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Newco or Mylan, in each case, as necessary to obtain such regulatory approvals.

In order to consummate the Combination, the parties may take a variety of actions to obtain such regulatory approvals, including determining to divest assets or not transfer assets from Pfizer or Mylan that otherwise would have been transferred to Newco. Such actions could also include agreeing to conditions, restrictions or other modifications to the nature and scope of assets or operations that will constitute the Upjohn Business or the business of the combined company following the Combination. For example, the clearance granted from the European Commission on April 22, 2020 is conditioned upon the sale of certain of Mylan’s products in Europe, and certain regulatory authorities in other jurisdictions may require divestitures of branded and/or generic products in such jurisdictions. In addition, the parties could, among other things, determine not to transfer certain products, businesses and/or assets to Newco which are currently included within the Upjohn Business. There is no assurance that fair market value will be obtained in exchange for any divestitures or other actions taken in connection with obtaining regulatory approvals. The parties currently do not expect that the aggregate amount of revenue associated with assets or businesses divested or otherwise not transferred to Newco will be material to the combined company’s total revenue; however, actual results may differ materially from the parties’ current expectations and no assurance can be given as to the nature, scope, timing or terms and conditions of such divestitures or modifications. In addition, regulatory approvals may take longer than expected or may impose conditions, restrictions or other modifications that could have an adverse effect on Newco following the Combination, or otherwise reduce the anticipated benefits of the Combination.

Listing of Newco Common Stock

There is currently no public market for Newco common stock. Newco has filed an application for the listing of the shares of Newco common stock on the NASDAQ. It is a condition to the obligation of the parties to consummate the Combination that the shares of Newco common stock to be issued in connection with the Distribution and the Combination have been approved for listing on a U.S. nationally recognized securities exchange.

No assurance can be given as to the trading price of Newco common stock after the transactions, or whether the combined trading prices of Pfizer common stock and Newco common stock after the transactions will be less than, equal to or greater than the combined trading prices of Pfizer common stock and Mylan ordinary shares before the transactions. Mylan cannot assure you as to whether the trading prices of Newco common stock after the transactions will be less than, equal to or greater than the trading price of Mylan ordinary shares prior to the transactions. The trading price of shares of Newco common stock may fluctuate significantly following the transactions. See “Risk Factors” for more detail.

U.S. Federal Securities Law Consequences; Resale Restrictions

Newco common stock issued pursuant to the Business Combination Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any person who may be deemed to be an “affiliate” of Newco for purposes of Rule 145 under the Securities Act. Persons who may be “affiliates” of Newco after completion of the transactions include individuals who control, are controlled by or are under common control with Newco, as those terms generally are interpreted for U.S. federal securities law purposes.

Delisting and Deregistration of Mylan Ordinary Shares

Mylan intends to delist the Mylan ordinary shares from the NASDAQ and subsequently deregister the Mylan ordinary shares under the Exchange Act upon the consummation of the Combination.

No Dissenter’s Rights or Rights Of Appraisal

Mylan shareholders are not entitled under Dutch law or otherwise to exercise appraisal or dissenter’s rights in connection with the Combination.

Pfizer stockholders (including as stockholders of Newco) are not entitled under the DGCL or otherwise to exercise appraisal or dissenter’s rights in connection with the Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following are the material U.S. federal income tax consequences of (i) the Distribution to Pfizer, Newco and U.S. Holders and Non-U.S. Holders (as defined below) of Pfizer common stock, and (ii) the ownership and disposition of Newco common stock by Non-U.S. Holders after the Distribution and Combination. This discussion is based on the Internal Revenue Code, applicable Treasury Department regulations, administrative interpretations and court decisions as in effect as of the date of this registration statement, all of which may change, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Pfizer common stock or Newco common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Pfizer common stock or Newco common stock that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. A non-resident alien individual present in the United States for 183 days or more in the taxable year of disposition, or a former citizen or former resident of the United States should consult a tax advisor regarding the U.S. federal income tax consequences relevant to their particular circumstances.

This discussion assumes that U.S. Holders and Non-U.S. Holders of Pfizer common stock or Newco common stock hold such stock or shares, respectively, as a capital asset (generally, assets held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a holder in light of that holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and consequences under Section 451(b) of the Internal Revenue Code, or to a holder subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a real estate investment trust;

•	a stockholder that holds its Pfizer common stock or Newco common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

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stockholder that holds Pfizer common stock or Newco common stock in a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Internal Revenue Code; or

•	a stockholder that acquired Pfizer common stock or Newco common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Pfizer common stock or Newco common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding Newco common stock or Pfizer common stock should consult its own tax advisor.

This discussion of material U.S. federal income tax consequences does not address all potential U.S. federal income tax consequences of the Distribution or of the ownership and disposition of Newco common stock, including consequences that may depend on individual circumstances. In addition, it does not address any estate or gift or other non-income tax consequences or any non-U.S., state or local tax consequences.

Each holder of Pfizer common stock should consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Distribution to such holder or of holding and disposing of its Newco common stock.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders and Non-U.S. Holders of Pfizer Common Stock

The consummation of the Distribution, the Combination and certain related transactions is conditioned upon Pfizer’s receipt of the IRS Ruling to the effect that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and the Pfizer Distribution Payments will qualify as money distributed to Pfizer creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Internal Revenue Code. On March 17, 2020, Pfizer received the IRS Ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing. The IRS Ruling relies on certain facts, assumptions, representations and undertakings from Pfizer regarding the past and future conduct of Pfizer’s and Newco’s businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Pfizer may not be able to rely on the IRS Ruling.

In addition, the consummation of the Distribution, the Combination and certain related transactions is also conditioned upon Pfizer’s receipt of the Tax Opinion from its tax counsel substantially to the effect that, based on the IRS Ruling and such counsel’s analysis of the issues not addressed in the IRS Ruling, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and the Pfizer Distribution Payments will qualify as money distributed to Pfizer creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Internal Revenue Code. In rendering the Tax Opinion, Pfizer’s tax counsel will rely on (a) customary representations and covenants made by Pfizer, Newco and Mylan, and (b) specified assumptions, including an assumption regarding the completion of the Distribution, Combination and certain related transactions in the manner contemplated by the transaction agreements. In addition, Pfizer tax counsel’s ability to provide the Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the date of the Distribution. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the Tax Opinion or the tax consequences of the Distribution could differ from those described below. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position.

Accordingly, notwithstanding the IRS Ruling and the Tax Opinion, there can be no assurance that the IRS will not assert a position contrary to one or more of the conclusions set forth herein and if the IRS prevails in such challenge, the U.S. federal income tax consequences of the Distribution, together with certain related transactions, to Pfizer, Newco and the holders of Pfizer common stock could be materially different from, and worse than, the U.S. federal income tax consequences described below.

On the basis that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code and the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code, in general, for U.S. federal income tax purposes:

•	the Distribution and the receipt and use by Pfizer of the Cash Distribution will generally not result in the recognition of income, gain or loss to Pfizer or Newco;

•	U.S. Holders and Non-U.S. Holders of Pfizer common stock will not recognize income, gain or loss upon the receipt of Newco common stock in the Distribution;

•

the aggregate tax basis of the Newco common stock (including fractional shares deemed received and exchanged for cash, as described below) distributed to a U.S. Holder or a Non-U.S. Holder of Pfizer common stock in the Distribution will be determined by allocating the aggregate tax basis of such holder in the shares of Pfizer common stock at the time of the Distribution between such Pfizer common stock and the Newco common stock received in proportion to the relative fair market values of such common stock immediately following the Distribution; and

•

the holding period (for tax purposes) of any shares of Newco common stock received (including any fractional shares of Newco common stock deemed received and exchanged for cash, as described below) by a U.S. Holder or Non-U.S. Holders of Pfizer common stock will include such holder’s holding period in such Pfizer common stock at the time of the Distribution.

U.S. Holders and Non-U.S. Holders of Pfizer common stock that receive cash in lieu of a fractional share of Newco common stock in the Distribution will generally be treated as having received such fractional share pursuant to the Distribution and then as having sold such fractional share for cash. U.S. Holders generally will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share. Any gain or loss recognized by a U.S. Holder generally will be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Pfizer common stock for more than one year as of the closing date of the Combination. The deductibility of capital losses is subject to limitations. Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain recognized on such deemed sale, unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder).

U.S. Holders or Non-U.S. Holders that have acquired different blocks of Pfizer common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and the holding period of, the Newco common stock distributed with respect to such blocks of Pfizer common stock.

Even if the Distribution, together with certain related transactions, qualifies for the U.S. federal income tax treatment described above, Pfizer has incurred and will be expected to incur certain U.S. federal income and non-U.S. tax costs in connection with certain internal restructuring transactions undertaken in connection with the Distribution, and may also recognize income or gain for U.S. federal income tax purposes in connection with certain post-closing payments from Newco that are not addressed by the IRS Ruling.

In general, if the Distribution, together with certain related transactions, were not to qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code and the Distribution were not to qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code, the Distribution would be treated as a taxable dividend to Pfizer stockholders in an amount up to the fair market value of the Newco common stock received at the time of the Distribution. In addition, if the Distribution were not to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code, Pfizer would recognize a material amount of taxable gain for U.S. federal income tax purposes on the Distribution and/or certain related transactions, which could result in a material additional U.S. federal and state income tax liability to Pfizer.

Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code, the Distribution would be taxable to Pfizer (but not to Pfizer’s stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there were a 50% or greater change in ownership of either Pfizer or Newco, directly or indirectly, as part of a plan or series of related transactions that included the

Distribution. For this purpose, any acquisitions of Pfizer or Newco common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Pfizer may be able to rebut that presumption. For purposes of this test, the Combination will be treated as part of a plan, but the Combination standing alone will not cause the Distribution to be taxable to Pfizer under Section 355(e) of the Internal Revenue Code because holders immediately before the Distribution of Pfizer common stock will directly own more than 50% of the Newco common stock following the Combination. Nevertheless, if the IRS were to determine that other acquisitions of Pfizer common stock or Newco common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a material amount of taxable gain for U.S. federal income tax purposes by Pfizer under Section 355(e) of the Internal Revenue Code. In connection with the IRS Ruling and Tax Opinion, Pfizer, Newco and Mylan (to its knowledge) have represented (or will represent at or prior to the closing of the Combination) that the Distribution is not part of any such plan or series of related transactions other than the Combination.

In general, under the Tax Matters Agreement, Newco is required to indemnify Pfizer against any tax consequences arising as a result of certain prohibited actions by Newco or Mylan or their respective subsidiaries. See “Additional Transaction Agreements—Tax Matters Agreement.” If the Distribution were to be a taxable transaction to Pfizer, the liability for payment of such tax by Pfizer, or by Newco under the Tax Matters Agreement, could have a material adverse effect on Pfizer or Newco, as the case may be.

Treasury Department regulations generally require any Pfizer stockholder that owns at least five percent of the total outstanding stock of Pfizer (by vote or value) to attach to its U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. Pfizer and/or Newco will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Holding and Disposing of Newco Common Stock

Dividends

To the extent that Newco makes a distribution of cash or other property (other than certain pro rata distributions of Newco’s stock) in respect of its common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of Newco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds Newco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s common stock, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Newco common stock, the excess will be treated as gain from the disposition of Newco common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding below. To obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the

Non-U.S. Holder were a U.S. person as defined under the Internal Revenue Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower income tax treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions of backup withholding and FATCA withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower income tax treaty rate); or

•

Newco is or has been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (a) Newco common stock is not regularly traded on an established securities market before the beginning of the calendar year in which the sale or disposition occurs, or (b) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Newco common stock.

Newco would be a United States real property holding corporation if at any time the fair market value of Newco’s “United States real property interests,” as defined in the Internal Revenue Code and applicable Treasury Department regulations, equals or exceeds 50% of the aggregate fair market value of Newco’s worldwide real property interests and Newco’s other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that, at the time of the transactions, Newco will not be a United States real property holding corporation, and we do not anticipate that Newco will become a United States real property holding corporation in the foreseeable future.

Information Reporting and Backup Withholding

Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Newco common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding

Under Sections 1471 through 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), payments of dividends on and, subject to the discussion of certain proposed Treasury Department regulations below, the gross proceeds of dispositions of common stock of a U.S. issuer paid to (a) a “foreign financial institution” (as specifically defined in the Internal Revenue Code), or (b) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. The Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Newco common stock. In the preamble to the proposed regulations, the Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Newco common stock.

DESCRIPTION OF FINANCING

Overview

On July 29, 2019, in connection with the Separation and Distribution Agreement and the Business Combination Agreement, Newco entered into a commitment letter (as it may be amended from time to time, the “Newco Commitment Letter”), under which Goldman Sachs Bank USA and certain other financial institutions (collectively, the “Commitment Parties”) committed to provide to Newco up to $12 billion under a 364-day senior unsecured bridge facility, the availability of which will be subject to reduction upon the consummation of the Permanent Financing (as defined below) pursuant to the terms set forth in the Newco Commitment Letter (the “Bridge Facility”).

Newco and Mylan expect the Cash Distribution from Newco to Pfizer to be funded through the issuance to Newco of senior unsecured notes (the “Permanent Securities”) and/or the borrowing to Newco of senior unsecured loans (the “Permanent Loans”, and together with the Permanent Securities, the “Permanent Financing”) of an aggregate principal amount of up to $12 billion. If the Permanent Financing is unavailable on or prior to the date of the Cash Distribution, the Bridge Facility will be made available to Newco pursuant to the Newco Commitment Letter.

Permanent Financing

Newco and Mylan expect that, on or prior to the date of the Cash Distribution, Newco will issue Permanent Securities and/or borrow Permanent Loans to finance the Cash Distribution in lieu of the Bridge Facility. Newco and Mylan anticipate that the instruments and/or definitive loan documentation governing the Permanent Financing will contain customary covenants for companies of comparable creditworthiness and would carry an interest rate based on then current market conditions. The terms of the Permanent Financing are not committed, and the exact terms and interest rate of the Permanent Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent Financing will be consummated or the terms of the Permanent Financing.

Bridge Facility

Pursuant to the Newco Commitment Letter, the Commitment Parties have agreed to provide Newco with a 364-day senior unsecured bridge loan facility of up to $12 billion. The proceeds of the Bridge Facility will be available in a single draw to be used to pay (a) all or any portion of the Cash Distribution in the event Newco is unable to obtain the Permanent Financing in the full amount described above and (b) related transaction fees and expenses. The obligation of the Commitment Parties to provide the Bridge Facility is subject to customary conditions, including, among others, (i) the accuracy of certain representations and warranties, (ii) the absence of a material adverse effect on Newco and (iii) the consummation of the transactions contemporaneously with the funding of the Bridge Facility or one business day thereafter. Newco’s ability to use the proceeds of the Bridge Facility will be subject to the availability of the Bridge Facility and the terms and conditions set forth therein.

The terms of the Bridge Facility will be set forth in definitive loan documentation consistent with the terms set forth in the Newco Commitment Letter and specified documentation standards. Interest under the Bridge Facility will initially equal a LIBOR-based rate plus an applicable margin (based on the combined company’s non-credit-enhanced, senior unsecured long-term debt credit rating) that increases over time up to a specified maximum amount if the bridge loans are not earlier repaid. The Bridge Facility will be subject to affirmative and negative covenants and events of default consistent with the specified documentation standards, including a maximum consolidated leverage ratio financial covenant initially requiring maintenance of a maximum ratio of 4.25 to 1.00 for consolidated total indebtedness as of the end of any quarter to consolidated EBITDA for the trailing four quarters. The Bridge Facility will be guaranteed by Mylan and each subsidiary of Mylan that guarantees Mylan’s existing debt securities and credit facilities with a principal amount of at least $500 million. The obligations under the Bridge Facility will be unsecured.

BUSINESS COMBINATION AGREEMENT

The following is a summary of the material provisions of the Business Combination Agreement. The summary is qualified in its entirety by the Business Combination Agreement and its amendment, which are included as exhibits to the registration statements of which this document forms a part and is incorporated herein by reference. See the section entitled “Where You Can Find Additional Information.”

We urge you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document governing the Combination. This summary of the Business Combination Agreement has been included to provide information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Business Combination Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Pfizer, Newco, Acquisition Sub, Mylan, Mylan Newco or Mylan Newco Sub. Information about Pfizer, Newco, Acquisition Sub, Mylan, Mylan Newco and Mylan Newco Sub can be found elsewhere in this document and in the documents incorporated by reference into this document.

The Business Combination Agreement contains representations and warranties of Mylan, Mylan Newco and Mylan Newco Sub that are solely for the benefit of Pfizer and Newco and representations and warranties of Pfizer relating to itself and Newco that are solely for the benefit of Mylan, Mylan Newco and Mylan Newco Sub. The representations and warranties in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, are qualified in their entirety by confidential disclosure schedules and were used for the purpose of allocating risk among the respective parties. This summary and the Business Combination Agreement are included with this document only to provide investors with information regarding the terms of the Business Combination Agreement, and not to provide investors with any other factual information with respect to Pfizer, Newco, Acquisition Sub, Mylan, Mylan Newco, Mylan Newco Sub or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Pfizer, Newco, Acquisition Sub, Mylan, Mylan Newco, Mylan Newco Sub or their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in information about Pfizer, Newco, Acquisition Sub, Mylan, Mylan Newco, Mylan Newco Sub or their respective subsidiaries or businesses made in this document or other public disclosures.

The Combination

Under the terms of the Business Combination Agreement, immediately following the Distribution, and unless the Alternative Transaction Structure is adopted, Newco and Mylan will combine through the following series of transactions (subject to the terms and conditions of the Business Combination Agreement):

•

First, Mylan will engage in a legal triangular merger under Dutch law, in which Mylan will merge with and into Mylan Newco Sub, with Mylan Newco Sub surviving the Mylan Merger as a wholly owned subsidiary of Mylan Newco. In the Mylan Merger, each outstanding Mylan ordinary share will be replaced by an ordinary share of Mylan Newco. Mylan, Mylan Newco and Mylan Newco Sub will effectuate the Mylan Merger before 6:00 p.m. New York City time on the date the Distribution occurs. The Mylan Newco ordinary shares will not be listed. The Mylan Newco ordinary shares will be in existence only until the dissolution and liquidation of Mylan Newco has been completed as described below. After the Mylan Newco Liquidation Distribution has been made, we do not expect there to be any further distributions in respect of the Mylan Newco ordinary shares, nor do we expect any Mylan Newco shareholder meeting to be held at which Mylan Newco shareholders could exercise voting rights.

•	Second, pursuant to a sale and purchase agreement to be entered into immediately following the Mylan Merger Effective Time, Mylan Newco will sell and transfer to Acquisition Sub, an indirect, wholly owned subsidiary of Newco, or its designated nominee all of the outstanding shares of Mylan Newco Sub, in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares issued and outstanding as of immediately after the Mylan Merger Effective Time.

•

Third, as soon as practicable following the Share Sale Effective Time, Mylan Newco will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code. In connection with the Mylan Newco Liquidation, it is intended that each holder of Mylan Newco ordinary shares will receive, as a liquidation distribution, and upon the distribution of the Mylan Newco Exchangeable Note, a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares held by such shareholder as of such time, reduced by any applicable withholding taxes, including any Dutch withholding tax.

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination shall consist of the following series of transactions (subject to the terms and conditions of the Business Combination Agreement):

•

First, following the Distribution, Mylan will sell, transfer, assign and deliver to Acquisition Sub, an indirect, wholly owned subsidiary of Newco, all of the right, title and interest of Mylan in, to and under all of its assets and liabilities in exchange for a note that is mandatorily exchangeable into a number of shares of Newco common stock equal to the number of Mylan ordinary shares issued and outstanding as of the effective time of the Asset Sale.

•

Second, as soon as practicable following the Asset Sale Effective Time, Mylan will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code. In connection with the Mylan Liquidation, it is intended that each holder of Mylan ordinary shares will receive, as a liquidation distribution, and upon distribution of the Mylan Exchangeable Note, a number of shares of Newco common stock equal to the number of Mylan ordinary shares held by such shareholder as of such time, reduced by any applicable withholding taxes, including any Dutch dividend withholding tax.

Each step of the Combination is intended to be completed substantially concurrently, in the order indicated.

Effective Time; Closing

Under the terms of the Business Combination Agreement, the closing of the Combination, other than any aspect of the Mylan Newco Liquidation or the Mylan Liquidation, as applicable, that under law or pursuant to the Business Combination Agreement is to occur at a later time, will take place on the third business day after all conditions precedent to the Combination (other than those, including the completion of the Cash Distribution and the Separation and the Distribution in all material respects, that are to be satisfied at or immediately prior to closing) have been satisfied or, where permissible under applicable law, waived, or such other date and time as Pfizer and Mylan may mutually agree, provided that Pfizer may, following consultation in good faith with Mylan, delay the closing date in order to ensure that there is at least five business days of “when issued” trading of Newco common stock on NASDAQ prior to the closing or such longer period as may be required by NASDAQ and in no event will the closing occur prior to October 1, 2020, unless otherwise agreed to in writing by Pfizer and Mylan. The date on which the Closing actually occurs is hereinafter referred to as the “closing date.”

On the closing date of the Combination, unless the Alternative Transaction Structure is adopted, Mylan, Mylan Newco and Mylan Newco Sub shall effectuate the Mylan Merger before 6:00 p.m., New York City time, to ensure that the Mylan Merger becomes effective at midnight Amsterdam time, being either 6:00 p.m., New York City time, or 7:00 p.m., New York City time, on the closing date (the “Mylan Merger Effective Time”). The Share Sale will be effectuated immediately after the Mylan Merger Effective Time (the “Share Sale Effective Time”) and the Mylan Newco Liquidation will become effective as soon as practicable after the Share Sale Effective Time.

If the Alternative Transaction Structure is adopted, the Asset Sale will be deemed effective as of 6:00 p.m. New York City time on the closing date (the “Asset Sale Effective Time”) and the Mylan Liquidation will become effective as soon as practicable after the Asset Sale Effective Time.

Any reference hereinafter to “Effective Time” will mean the Mylan Merger Effective Time, or, if the Alternative Transaction Structure is adopted, the Asset Sale Effective Time.

The parties intend to complete the Combination as promptly as practicable (but not prior to October 1, 2020), subject to receipt of the Mylan Shareholder Approval and the satisfaction of the other conditions precedent to the Combination. The closing is anticipated to occur in the fourth quarter of 2020. We cannot assure you when, or if, all the conditions precedent to the Combination will be satisfied or, where permissible, waived. See “—Conditions to the Combination.”

The Mylan Merger

Mylan, Mylan Newco and Mylan Newco Sub will prepare and, not earlier than February 10, 2020, or such earlier date as mutually agreed in writing by Mylan, Pfizer and Newco, file all documents and make all announcements required to effectuate the Mylan Merger. Not earlier than one month (subject to extension of such term pursuant to the Dutch General Act on Terms (Algemene termijnenwet)) after all requisite filings and announcements have been made and not later than the date of the Mylan Shareholders Meeting, Mylan, Mylan Newco and Mylan Newco Sub will adopt resolutions to enter into and effectuate the Mylan Merger (other than the Mylan Merger Resolution to be adopted at the Mylan Shareholders Meeting).

Immediately after the Distribution, Mylan will merge with and into Mylan Newco Sub in a legal triangular merger (juridische driehoeksfusie), resulting in each holder of outstanding Mylan ordinary shares holding a number of shares in the capital of Mylan Newco equal to the number of Mylan ordinary shares held by such holder of Mylan ordinary shares immediately before the completion of the Mylan Merger.

Mylan and its applicable subsidiaries will effectuate the Mylan Merger immediately following the Distribution, and in any event before 6:00 p.m., New York City time, to ensure that the Mylan Merger becomes effective at midnight Amsterdam time (being either 6:00 p.m., New York City time, or 7:00 p.m., New York City time), on the closing date.

Share Sale

Pursuant to the Business Combination Agreement, promptly after satisfaction (or, to the extent permissible by law, waiver) of all conditions precedent to the Combination, Newco, Acquisition Sub, Mylan Newco and Mylan Newco Sub shall enter into a purchase and sale agreement (the “Sale Agreement”). Pursuant to the Sale Agreement, immediately following the Mylan Merger Effective Time, Mylan Newco will transfer all of the issued and outstanding shares in the capital of Mylan Newco Sub (the surviving entity in the Mylan Merger) to Acquisition Sub in exchange for the Exchangeable Note (described in more detail below). Immediately following the Mylan Merger Effective Time, Acquisition Sub, Mylan Newco and Mylan Newco Sub will enter into a notarial deed of transfer of shares pursuant to which all issued and outstanding shares in the capital of Mylan Newco Sub will be transferred by Mylan Newco to Acquisition Sub or its designated nominee at such time and such transfer will be acknowledged by Mylan Newco Sub.

Pre-Liquidation Actions

Deposit and Exchange

Immediately following the execution of the Exchangeable Note, Mylan Newco will deposit the Exchangeable Note with the Exchange Agent (as defined below). Upon receipt by the Exchange Agent of the

Exchangeable Note, the Exchangeable Note will automatically and mandatorily be exchanged into a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares issued and outstanding immediately after the Mylan Merger Effective Time (excluding any Mylan Newco ordinary shares held by Mylan Newco as treasury stock).

Newco Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations (If Any)

As soon as reasonably possible after the Share Sale Effective Time, Pfizer and Mylan Newco will jointly advise the Exchange Agent in writing of the number of shares of Newco common stock to which each shareholder of Mylan Newco is entitled pursuant to the Mylan Newco Liquidation Distribution (prior to giving effect to any applicable withholding tax) (the “Gross Number”) and the amount of any applicable Dutch dividend withholding tax required to be withheld in respect of the delivery of the Gross Number of shares of Newco common stock to each shareholder of Mylan Newco (the “Aggregate Withholding Amount” and the amount of Dutch dividend withholding tax to be withheld per Mylan Newco shareholder the “Individual Withholding Amount”). If any Dutch dividend withholding tax is required to be withheld in respect of the Mylan Newco Liquidation Distribution, as soon as reasonably possible after the Share Sale Effective Time, Mylan Newco will cause the Exchange Agent to sell, for the benefit of the Mylan Newco shareholders, such number of shares of Newco common stock to which the Mylan Newco shareholders would otherwise be entitled to receive as is necessary to obtain net cash proceeds as close as possible to, but no less than, the Aggregate Withholding Amount to satisfy the Dutch dividend withholding tax due in connection with the Mylan Newco Liquidation Distribution, if any (the “Newco Common Stock Sale”). Dutch dividend withholding tax will be due at a rate of 15% to the extent the Mylan Newco Liquidation Distribution exceeds the recognized paid-up capital for Dutch dividend withholding tax purposes of the Mylan Newco ordinary shares. If the cash proceeds obtained by the Exchange Agent in the Newco Common Stock Sale exceed the required Dutch dividend withholding tax by more than a de minimis amount, such surplus cash proceeds shall be paid to the Mylan Newco shareholders on a pro rata basis consistent with the procedures for payment of cash in lieu of fractional shares. Acquisition Sub will be entitled to any such surplus if the amount is de minimis.

Confirmation with Respect to Dutch Dividend Withholding Tax Obligations

Mylan has agreed that, as soon as reasonably practicable, it will (and will cause Mylan Newco to) prepare and file with the Dutch tax authorities (the “DTA”) a request (the “Request”) to obtain the DTA’s confirmation in form and substance reasonably acceptable to Newco of: (a) the amount of recognized paid up capital for Dutch dividend withholding tax purposes of Mylan and Mylan Newco (the “Calculation”); and (b) the amount of Dutch dividend withholding tax due in respect of the Mylan Newco Liquidation Distribution (the “Withholding Tax Confirmation”). On September 5, 2019, following consultation with Pfizer and Newco, Mylan filed the Request with the DTA.

On January 13, 2020 Mylan received a formal confirmation from the Dutch tax authorities on the amount of recognized paid up capital for Dutch dividend withholding tax purposes of Mylan as of June 30, 2019. The Dutch tax authorities confirmed the Calculation and confirmed that the recognized paid up capital for Dutch dividend withholding tax purposes of Mylan as of June 30, 2019 amounts to approximately EUR 26 billion. The Dutch tax authorities informed Mylan that they neither approve nor disapprove of Mylan’s method to calculate the amount of the paid up capital of Mylan Newco recognized for Dutch dividend withholding tax purposes and Mylan’s method to calculate the amount of Dutch dividend withholding tax due in respect of the Mylan Newco Liquidation Distribution, because such authorities are only required by law to confirm the Calculation. As a result, Mylan did not receive the requested Withholding Tax Confirmation.

Consistent with the Business Combination Agreement, Mylan and Mylan Newco shall calculate the amount of the paid up capital recognized for Dutch dividend withholding tax purposes of Mylan Newco and calculate the amount of Dutch dividend withholding tax due in connection with the Mylan Newco Liquidation Distribution as set out in the Request. As a result, and assuming (i) the trading price of the Mylan ordinary shares at the time of the Mylan Newco Liquidation Distribution will not be significantly higher than the current trading price of the Mylan ordinary shares, (ii) the value of the EUR to the USD at the time of the Mylan Newco Liquidation Distribution will not be significantly lower than the current value of the EUR to the USD, (iii) no material negative changes will occur in the amount of paid up capital recognized for Dutch dividend withholding tax purposes of Mylan between June 30, 2019 and the time of the Mylan Newco Liquidation Distribution, and (iv) the Mylan Merger, the Share Sale, the Mylan Newco Liquidation and the Mylan Newco Liquidation Distribution (including the distribution of Newco common stock to Mylan Newco shareholders in connection with the automatic and mandatory exchange of the Exchangeable Note) will be effectuated as contemplated in the Business Combination Agreement, the Mylan Newco Liquidation Distribution shall be made free of withholding or deduction of Dutch dividend withholding tax.

Fractional Shares

No fractional shares of Newco common stock will be issued to Mylan Newco shareholders in the Mylan Newco Liquidation Distribution. The Exchange Agent will aggregate all fractional shares of Newco common stock that the Mylan Newco shareholders would otherwise be entitled to receive and sell them at the then-prevailing prices in transactions for the benefit of such shareholders. Each Mylan Newco shareholder that otherwise would be entitled to a fractional share of Newco common stock (after aggregating all shares of Mylan Newco of which such shareholder is a record holder) will be paid an amount in cash, rounded down to the nearest whole cent, based on the average price per share received by the Exchange Agent in such sale, after deducting any applicable taxes and the costs and expenses of such sale and distribution. Newco will be entitled to receive any remaining proceeds of the sale of fractional shares after payment of such proceeds to the Mylan Newco shareholders, and any applicable withholding tax.

Mylan Newco Liquidation

As soon as practicable after the Share Sale Effective Time, Mylan Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Section 2:19 and 2:23b of the Dutch Civil Code, with Stichting Liquidator Mylan acting as Mylan Newco’s liquidator (the “Liquidator”). In connection with the Mylan Newco Liquidation, it is intended that the Liquidator will effectuate the distribution of the Exchangeable Note (which, upon such distribution being effectuated by deposit of the Exchangeable Note with the Exchange Agent, will automatically and mandatorily be exchanged for shares of Newco common stock) and all other assets then held by Mylan Newco (if any) by means of a liquidation distribution to the shareholders of Mylan Newco. The Mylan Newco Liquidation Distribution is intended to be an advance liquidation distribution (uitkering bij voorbaat) in one installment and will be effectuated as soon as practicable following the Share Sale Effective Time, but in any event on the closing date (New York City time).

As a result of the Mylan Newco Liquidation Distribution, each shareholder of Mylan Newco will receive a number of shares of Newco common stock equal to the number of Mylan Newco ordinary shares held by such shareholder as of such time, subject to any applicable withholding taxes, including any Dutch dividend withholding tax required to be withheld from the Mylan Newco Liquidation Distribution (see “—Confirmation with Respect to Dutch Dividend Withholding Tax Obligations” and “—Newco Common Stock Sale to Satisfy Dutch Dividend Withholding Tax Obligations (If Any)” above).

In connection with the Mylan Newco Liquidation Distribution, the Exchange Agent will pay to the relevant DTA the net cash proceeds from the Newco Common Stock Sale in satisfaction of Mylan Newco’s obligation to remit Dutch dividend withholding tax, if any, in respect of the Mylan Newco Liquidation Distribution.

Although it is intended that the Liquidator will make one single advance liquidation payment to each Mylan Newco shareholder, the Liquidator may delay part of the payment as a result of unforeseen circumstances. No compensation will be paid to Mylan Newco shareholders for any administrative costs charged by banks in relation to the transfer of the Mylan Newco Liquidation Distribution to their bank account or otherwise.

Each Mylan Newco shareholder that receives shares of Newco common stock pursuant to the Mylan Newco Liquidation Distribution, and cash in lieu of fractional shares (subject to applicable withholding taxes, including the Dutch dividend withholding tax), will have no further right to receive cash, shares of Newco common stock or any other consideration in respect of the Exchangeable Note.

Once the Mylan Newco Liquidation is completed, Mylan Newco will cease to exist by operation of law.

Alternative Transaction Structure

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code (generally, six months after the announcement in a Dutch nationally distributed daily newspaper that the merger proposal with respect to the Mylan Merger has been deposited with the Dutch trade registry and disclosed for public inspection, which announcement was made on May 29, 2020), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Alternative Transaction Structure (consisting of the Asset Sale followed by the Mylan Liquidation and the Mylan Liquidation Distribution) will be adopted. If the Alternative Transaction Structure is adopted, the Mylan Merger will not be effectuated and all references in “—Share Sale,” “—Pre-Liquidation Actions,” “—Mylan Newco Liquidation” and “—Exchange Agent and Exchange Fund”: (a) to the Combination will be deemed to refer to the Alternative Transaction Structure; (b) to the Mylan Merger Effective Time will be deemed to refer to the Asset Sale Effective Time; (c) to Mylan Newco will be deemed to refer to Mylan; (d) to the Mylan Newco Liquidation will be deemed to refer to the Mylan Liquidation; (e) to the Mylan Newco Liquidation Distribution will be deemed to refer to the Mylan Liquidation Distribution; and (f) to the Mylan Newco ordinary shares will be deemed to refer to the Mylan ordinary shares.

Exchange Agent and Exchange Fund

Pfizer shall appoint an exchange agent that is reasonably acceptable to Mylan (the “Exchange Agent”) to act as the agent for the purpose of (a) allotting the shares of Mylan Newco to each holder of Mylan ordinary shares at the time of the Mylan Merger and (b) giving effect to the Mylan Newco Liquidation Distribution by the Liquidator. At or promptly following the Share Sale Effective Time, Newco will contribute to Acquisition Sub, and Acquisition Sub will deposit with the Exchange Agent, the number of shares of Newco common stock deliverable in respect of the automatic and mandatory exchange of the applicable Exchangeable Note for shares of Newco common stock (the “Exchange Fund”). If the Exchange Fund is inadequate to cover all shares of Newco common stock required for the automatic and mandatory exchange of the applicable Exchangeable Note for shares of Newco common stock, Newco will take all steps necessary to enable Acquisition Sub to deposit in trust with the Exchange Agent additional shares of Newco common stock sufficient to make all such deliveries.

Any portion of the Exchange Fund that remains unclaimed by the holders of Mylan Newco ordinary shares (or, if the Alternative Transaction Structure is adopted, the holders of Mylan ordinary shares) who were entitled to receive a portion of the Exchange Fund in the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution) 12 months after the Effective Time will be returned to Acquisition Sub at its request. Holders of Mylan Newco ordinary shares (or, if the Alternative Transaction Structure is adopted, the holders of Mylan ordinary shares) who have not received their portion of the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution) (less taxes required to be withheld from such Mylan Newco Liquidation Distribution, if any), and, if applicable, any cash in lieu of fractional shares of Newco common stock, may thereafter look only to Acquisition Sub for the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution) and, if applicable, any cash in lieu of fractional shares of Newco common stock. Acquisition Sub will not be liable to any holder of Mylan Newco ordinary shares (or, if the Alternative Transaction Structure is adopted, the holders of Mylan ordinary shares) for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Any shares of Newco common stock and any cash in lieu of fractional shares of Newco common stock remaining unclaimed by holders of Mylan Newco ordinary shares (or, if the Alternative Transaction Structure is adopted, the holders of Mylan ordinary shares) two years after the Effective Time (or such earlier date, immediately before such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable law, the property of Acquisition Sub.

Treatment of Mylan Equity Awards

Mylan Options and Mylan SARs

At the Effective Time, each option to purchase a Mylan ordinary share (a “Mylan Option”) or stock appreciation right in respect of Mylan ordinary shares (each, a “Mylan SAR”) that is outstanding as of immediately before the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, an option to purchase shares of Newco common stock (a “Newco Option”) or a stock appreciation right in respect of shares of Newco common stock (a “Newco SAR”), as applicable, (a) with respect to that number of shares of Newco common stock equal to the product (rounded down to the nearest whole share) of (i) the number of Mylan ordinary shares subject to such Mylan Option or Mylan SAR, as applicable, as of immediately before the Effective Time, multiplied by (ii) the Exchange Ratio, (b) at an exercise price or base price per share equal to the quotient (rounded up to the nearest whole cent) of (i) the per share exercise price or per share base price, as applicable, of such Mylan Option or Mylan SAR, as applicable, as of immediately before the Effective Time, divided by (ii) the Exchange Ratio (each such Newco Option, a “Converted Newco Option,” and each such Newco SAR, a “Converted Newco SAR”). Each such Converted Newco Option or Converted Newco SAR will be subject to substantially the same terms and conditions as applied to the corresponding Mylan Option or Mylan SAR as of immediately before the Effective Time, including with respect to the vesting schedules of each such award.

Mylan RSU Awards

At the Effective Time, each time-vesting restricted stock unit award in respect of a Mylan ordinary share (each, a “Mylan RSU Award”) that is outstanding as of immediately before the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a time-vesting stock unit award in respect of shares of Newco common stock (each, a “Newco RSU Award”) in respect of that number of shares of Newco common stock (rounded to the nearest whole share) equal to the product of (a) the number of Mylan ordinary shares subject to such Mylan RSU Award as of immediately before the Effective Time, multiplied by (b) the Exchange Ratio (each such Newco RSU Award, a “Converted Newco RSU Award”). After the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, each such Converted Newco RSU Award will be subject to substantially the same terms and conditions as applied to the corresponding Mylan RSU Award as of immediately before the Effective Time, including with respect to the vesting and payment schedules of each such award.

Mylan PRSU Awards

At the Effective Time, each performance-vesting restricted stock unit in respect of Mylan ordinary shares (each, a “Mylan PRSU Award”) that is outstanding as of immediately before the Effective Time will be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Converted Newco RSU Award in respect of that number of shares of Newco common stock (rounded to the nearest whole share) equal to the product of (a) the number of Mylan ordinary shares subject to such Mylan PRSU Award as of immediately before the Effective Time, multiplied by (b) the Exchange Ratio. The number of Mylan ordinary shares subject to a Mylan PRSU Award with a performance period that is incomplete as of immediately before the Effective Time will be determined assuming performance goals are satisfied at the target level. Each such Converted Newco RSU Award will be subject to time-vesting at the end of the originally scheduled performance period (or any later scheduled vesting date) and to substantially the same terms and conditions as applied to the corresponding Mylan PRSU Award as of immediately before the Effective Time.

No Appraisal Rights

Neither Mylan shareholders nor Mylan Newco shareholders are entitled under Dutch law or otherwise to appraisal or dissenters’ rights related to the Mylan ordinary shares or Mylan Newco ordinary shares in connection with the Combination.

Pfizer stockholders are not entitled to appraisal rights in connection with the Separation, the Distribution or the Combination.

Representations and Warranties

In the Business Combination Agreement, Mylan, Mylan Newco and Mylan Newco Sub (together, the “Mylan Parties”), jointly and severally, have made representations and warranties to Pfizer and Newco, and Pfizer has made representations and warranties to the Mylan Parties relating to Pfizer and Newco, in each case, as of the date of the Business Combination Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the closing date (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;

•	authority to enter into the Business Combination Agreement (and other Transaction Documents);

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	governmental approvals;

•	capital structure;

•	financial statements and the absence of undisclosed material liabilities;

•	absence of investigations or litigation;

•	compliance with applicable laws;

•	material contracts;

•	government contracts;

•	employee benefit matters and labor matters;

•	tax matters;

•	payment of fees to brokers or finders in connection with the Combination;

•	insurance;

•	permits;

•	regulatory matters;

•	interests in real property;

•	intellectual property matters;

•	environmental matters;

•	absence of certain changes or events;

•	affiliate matters;

•	accuracy of information supplied; and

•	corporate approvals.

Pfizer has also made representations and warranties to the Mylan Parties in the Business Combination Agreement with respect to the following subject matters:

•	internal controls over financial reporting;

•	the financing commitments contemplated by the Newco Commitment Letter (as defined below);

•	ownership by Pfizer and Newco of Mylan ordinary shares; and

•	the sufficiency of the assets to be transferred to Newco in connection with the Separation.

The Mylan Parties have also made representations and warranties to Pfizer and Newco in the Business Combination Agreement with respect to the following subject matters:

•	the opinion of Mylan’s financial advisers and the required vote of Mylan’s shareholders to effect the transactions contemplated by the Business Combination Agreement;

•	certain findings of the Mylan Board; and

•	no anti-takeover measures.

Many of the representations and warranties contained in the Business Combination Agreement are subject to a “Material Adverse Effect” standard (as described below), knowledge qualifications, or both.

None of the representations and warranties will survive the closing of the Combination, except for certain representations and warranties of Pfizer relating to itself and Newco and the Mylan Parties relating to the information supplied specifically for inclusion in, or incorporation by reference into, certain documents required to be filed with the SEC in connection with the Separation, the Distribution and the Combination. These representations and warranties shall, solely for purposes of the indemnification provisions set forth in the Separation and Distribution Agreement, survive until the 15-month anniversary of the closing. The Business Combination Agreement does not contain any post-closing indemnification obligations with respect to breaches of the representations and warranties therein.

Under the Business Combination Agreement, a “Material Adverse Effect” means any change, event, development, occurrence or effect that (a) with respect to Pfizer, has a material adverse effect on the ability of Pfizer to consummate the Separation, the Distribution and the Combination before the Outside Date, and (b) with respect to Mylan or Newco, as applicable, (i) has a material adverse effect on the business, financial condition or results of operations of Mylan and its subsidiaries, taken as a whole, or Newco and its subsidiaries, taken as a whole, or (ii) has a material adverse effect on the ability (A) of Pfizer to consummate the Separation, the Distribution and the Combination, (B) of Newco or Acquisition Sub to consummate the Combination, or (C) of Mylan to consummate the Combination, in each case before the Outside Date; provided, however, that, with respect to clause (i) only, none of the following, either alone or in combination, will be deemed to constitute, or be taken into account in determining whether there is a Material Adverse Effect:

•	any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions;

•	any changes or proposed changes to applicable law or U.S. GAAP (or, in each case, authoritative interpretations thereof);

•	any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof;

•	any changes generally affecting the industries in which Mylan and its subsidiaries, or Newco and its subsidiaries, as applicable, conduct their business;

•	any changes resulting from the execution of the Business Combination Agreement or the other Transaction Documents, the identity of Mylan, Newco, Acquisition Sub and Pfizer as counterparties to the Business Combination Agreement, as applicable, or the announcement of the Business Combination Agreement or the other Transaction Documents, or the transactions contemplated thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by the Business Combination Agreement or the other Transaction Documents (provided that this does not apply for any representation or warranty of Pfizer or the Mylan Parties to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of the Business Combination Agreement or the other Transaction Documents, the consummation of the Combination or the other transactions contemplated thereby or the performance of obligations under the Business Combination Agreement);

•

changes in Pfizer’s stock price or the trading volume of Pfizer’s stock, or the price or the trading volume of Mylan ordinary shares, as applicable, or any change in the credit rating of Pfizer, Newco or Mylan, as applicable (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition);

•

any changes or effects resulting from any action required to be taken by the terms of the Transaction Documents (other than with respect to actions required to be taken in accordance with the covenants requiring the Upjohn Business and Mylan to be operated in the ordinary course of business prior to Closing);

•

the failure of Pfizer, Newco or Mylan, as applicable, to meet internal or analysts’ expectations or projections of results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition);

•	national, provincial or local governmental or regulatory drug policy initiatives impacting the approval, pricing, procurement or reimbursement of products in China; or

•	any action brought by any Mylan shareholder arising from or relating to the Separation or the Combination, or the other transactions contemplated by the Transaction Documents.

However, in the case of the matters described in the first four bullet points listed above, those matters may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur if and to the extent such changes have a disproportionate impact on Newco and its subsidiaries, taken as a whole, or Mylan and its subsidiaries, taken as a whole, as applicable, as compared to other participants in the industries in which Newco and its subsidiaries, or Mylan and its subsidiaries, as applicable, conduct their businesses (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect).

Conduct of Business Pending the Combination

In the Business Combination Agreement, Mylan and Pfizer have undertaken to perform customary covenants until closing. In general, each of Mylan, Pfizer (only with respect to the Upjohn Business) and the Upjohn Entities (as defined below) has agreed that, before closing, except as contemplated by the Business Combination Agreement, the Separation and Distribution Agreement, the step plan set forth on a schedule to the Separation and Distribution Agreement, as it may be updated in accordance with the Separation and Distribution Agreement (the “Internal Reorganization Plan”), or the other Transaction Documents, required by applicable law or consented to by the other party, and subject to certain other agreed exceptions, it will use its commercially reasonable efforts to conduct its business in the ordinary course of business.

In addition, the Business Combination Agreement places specific restrictions on the ability of Mylan and its subsidiaries to, except as contemplated by the Business Combination Agreement or the other Transaction

Documents, required by applicable law or consented to in writing by Pfizer, and subject to certain other agreed exceptions, qualifications and conditions, among other things:

•	amend or modify its organizational documents, other than immaterial amendments;

•

(a) authorize, declare, set aside or pay any dividends or distributions in respect of its capital stock; (b) split, combine or reclassify any of its interests or issue any other securities in lieu of or in substitution for, any of its interests; (c) redeem, purchase or otherwise acquire any of its capital stock or interests (including any convertible securities), other than the acquisition of Mylan ordinary shares from holders of Mylan equity awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any stock options, stock appreciation rights, restricted stock units or other rights granted under the Mylan Inc. Amended and Restated 2003 Long-Term Incentive Plan, in each case, in the ordinary course of business; or (d) enter into any voting or registration agreement with respect to its capital stock or its interests;

•

issue, sell, dispose of, grant, transfer or otherwise encumber or authorize the issuance of any of its voting debt, capital stock or its other interests, or any options, warrants or other rights to acquire any capital stock or other interests, or any other ownership interest, other than (a) issuance of Mylan ordinary shares upon the exercise or settlement of Mylan equity awards, (b) issuance of Mylan equity awards required by the terms of any Mylan benefit plan, (c) issuance by a wholly owned subsidiary of Mylan of its capital stock to Mylan or another wholly owned subsidiary of Mylan, or (d) the issuance of shares of Mylan preferred stock to Stichting Preferred Shares Mylan, a foundation (stichting) incorporated under the laws of the Netherlands (the “Foundation”), in compliance with the Business Combination Agreement;

•

sell, transfer, lease, license, encumber or otherwise dispose of any assets that are material to Mylan and its subsidiaries (taken as a whole), other than (a) non-exclusive licenses, (b) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (c) other dispositions of assets (other than intellectual property) in an amount not to exceed $100 million in the aggregate or (d) the factoring of receivables in the ordinary course of business;

•

merge, combine or consolidate Mylan or any of its subsidiaries with any person or adopt a plan or resolution for liquidation, recapitalization or other reorganization of Mylan or any of its subsidiaries, other than (a) internal reorganizations without a material and adverse impact on Mylan and its subsidiaries or the transactions contemplated by the Business Combination Agreement, or (b) repayment or refinancing of debt in accordance with the terms of the Business Combination Agreement;

•

acquire any interest in or assets of any person, other than (a) in the ordinary course of business, or (b) acquisitions for which the amounts paid or transferred do not exceed $30 million individually or $300 million in the aggregate;

•

repurchase, repay, prepay, refinance or incur any debt, issue any debt securities, engage in any securitization transactions or similar arrangements, or assume or guarantee the obligations of any person for debt, other than (a) assumption or guarantee of the obligations of Mylan or any of its subsidiaries, (b) (i) drawings under the Revolving Credit Agreement, dated as of July 27, 2018, among Mylan Inc., Mylan, the lenders and issuing banks party thereto from time to time and Bank of America, N.A., as administrative agent, as amended, in an amount not to exceed the aggregate amount of lending commitments available thereunder as of the date of the Business Combination Agreement, (ii) transactions under Mylan’s existing receivables facility, (iii) issuances of commercial paper under Mylan’s existing commercial paper program, (iv) other short-term borrowings (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $150 million at any time outstanding, (v) the factoring of receivables, (vi) the incurrence and repayment of indebtedness under overdraft facilities and (vii) pursuant to transactions under any swap, forward, futures, hedge or similar derivative arrangement, entered into for bona fide hedging purposes and not for speculative purposes, in each case subject to certain conditions and provided that such incurrence would not reasonably be expected to adversely impact the ability of Mylan to obtain the financing or materially delay the timing of the consummation of the financing, (c) the repurchase, repayment, prepayment, refinancing or incurrence of indebtedness solely between or among Mylan and its subsidiaries or any Mylan subsidiaries, or (d) the incurrence of indebtedness (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $100 million at any time outstanding and subject to certain conditions;

•

make material loans to or investments in, or material advances to any person, other than (a) loans, investments or advances to Mylan or any of its wholly owned subsidiaries, or (b) extensions of credit and advances to employees or officers of Mylan or any of its subsidiaries for expenses incurred in the ordinary course of business;

•

enter into, materially modify in a manner adverse to any of Mylan and its subsidiaries, or voluntarily terminate, any material contracts or affiliate contracts of Mylan or modify or enter into any contract if that would reasonably be expected to result in Newco having a below investment grade rating, other than (a) in the ordinary course of business or (b) the expiration in accordance with the terms of such contract;

•

(a) grant any material increases in the compensation or benefits of, or pay or agree to pay any amount not otherwise due to, any current or former employee, director or other service provider of any of Mylan and its subsidiaries; (b) enter into or adopt any new material Mylan benefit plan, or materially amend or terminate any existing Mylan benefit plan; (c) enter into any employment, severance or termination agreement with any current or former director or employee of any of Mylan and its subsidiaries; or (d) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation, other than (i) as required by the terms of any Mylan benefit plan, or (ii) actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee in Mylan’s Tier I or any other employee in Mylan’s pay grade of 70 or higher;

•	establish, adopt, enter into, terminate or materially amend any collective bargaining agreement, other than renewals on market terms in the ordinary course of business consistent with past practice;

•

make any material change to any financial accounting principles, methods or practices of any Upjohn Entity, other than as required or permitted by U.S. GAAP (or International Financial Reporting Standards as adopted by the European Union, where it concerns Mylan’s statutory financial statements (jaarrekening) prepared under Dutch law) or applicable law;

•

settle or otherwise compromise any litigation, investigation or other action, other than any settlement or compromise (a) for monetary damages of not more than $20 million and (b) that does not involve any non-monetary relief against Mylan or its subsidiaries;

•

make, change or revoke any material tax election, or settle any material tax liability, other than (a) in the ordinary course of business or (b) as would not be reasonably expected to have a material and adverse impact on Mylan and its subsidiaries, or, after the Combination, Newco and its subsidiaries (taken as a whole);

•

use cash outside the ordinary course of business for any purpose other than to repay or prepay indebtedness of Mylan and its subsidiaries unless Mylan reasonably expects that the net indebtedness of Mylan immediately before the closing (giving effect to any such repayments and prepayments and other uses of cash outside the ordinary course of business) will not be greater than $12.6 billion; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

In addition, the Business Combination Agreement places specific restrictions on the ability of Pfizer and its subsidiaries (only with respect to the Upjohn Entities (as defined below) and the Upjohn Business) to, except as contemplated by the Business Combination Agreement, the other Transaction Documents or the Internal Reorganization Plan, required by applicable law or consented to in writing by Mylan, and subject to certain other agreed exceptions, among other things:

•

amend or modify the certificate of incorporation or bylaws (or similar organizational documents) of Newco or any entity that will be a subsidiary of Newco after giving effect to the Separation (together with Newco, the “Upjohn Entities”), other than (a) immaterial amendments or (b) amendments to increase the number of authorized shares of Newco common stock to facilitate the contemplated transactions;

•

(a) authorize, declare, set aside or pay any dividends or distributions in respect of any of the Upjohn Entities, other than dividends and distributions by wholly owned subsidiaries of Pfizer or Newco; (b) split, combine or reclassify any interests of any Upjohn Entities or issue any other securities in lieu of or in substitution for, any interests of the Upjohn Entities; (c) redeem, purchase or otherwise acquire any capital stock or interests (including any convertible securities) of any Upjohn Entity, other than any capital stock or interests held by another Upjohn Entity or any of Pfizer and its subsidiaries, after giving effect to the Separation (each, a “Pfizer Entity”) or acquired by another Upjohn Entity; or (d) enter into any voting or registration agreement with respect to the capital stock or other interests of any Upjohn Entity;

•

issue, sell, dispose of, grant, transfer or otherwise encumber or authorize the issuance of any capital stock or other interests in any Upjohn Entity, or any options, warrants or other rights to acquire any capital stock or other interests, or any other ownership interest, of the Upjohn Entities or of the Pfizer Entities with respect to the Newco employees, other than (a) issuance of Pfizer common stock upon the exercise or settlement of Pfizer equity awards, (b) issuance of Pfizer equity awards required by the terms of any Pfizer benefit plan as in effect as of the date of the Business Combination Agreement, or (c) issuance by a wholly owned subsidiary of Newco of its capital stock to Newco or another wholly owned subsidiary of Newco or to any Pfizer Entity in connection with the Separation;

•

sell, transfer, lease, license, encumber or otherwise dispose of any assets that are material to the Upjohn Business, other than (a) non-exclusive licenses, (b) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (c) other dispositions of assets (other than intellectual property) in an amount not to exceed $100 million in the aggregate, or (d) the factoring of receivables in the ordinary course of business;

•

merge, combine or consolidate any of the Upjohn Entities with any person or adopt a plan or resolution for liquidation, recapitalization or other reorganization of any of the Upjohn Entities, other than (a) internal reorganizations without a material and adverse impact on the Upjohn Entities, the Upjohn Business or the transactions contemplated by the Business Combination Agreement or (b) repayment or refinancing of debt in accordance with the terms of the Business Combination Agreement;

•

acquire any interest in or assets of any person that would be an asset of Newco, other than (a) in the ordinary course of business, (b) acquisitions for which the purchase price will be paid by Pfizer before the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution or (c) acquisitions for which the amounts paid or transferred do not exceed $30 million individually or $300 million in the aggregate;

•

repurchase, repay, prepay, refinance or incur any debt, issue any debt securities, engage in any securitization transactions or similar arrangements, or assume or guarantee the obligations of any person for debt, other than (a) assumption or guarantee of the obligations of another Upjohn Entity, (b) the incurrence of debt to effect the Cash Distribution, (c) the repurchase, repayment, prepayment, refinancing or incurrence of debt solely between or among Upjohn Entities, (d) the repurchase, repayment, prepayment or incurrence of any debt or any other liability between an Upjohn Entity and a Pfizer Entity, so long as such debt or such other liability is repaid before the closing, (e) the factoring of receivables in the ordinary course of business consistent with past practice, (f) incurrence and repayment of debt under overdraft facilities in the ordinary course of business consistent with past practice, or (g) in respect of debt in an aggregate principal amount not to exceed $100 million at any time outstanding, subject to certain specified conditions, unless, in each case, such actions would reasonably be expected to result in Newco having a below investment grade rating;

•

make material loans to or investments in, or material advances, to any person, other than (a) loans, investments or advances to the Upjohn Entities, or (b) extensions of credit and advances to employees or officers of any Upjohn Entity for expenses incurred in the ordinary course of business;

•

enter into, materially modify in a manner adverse to any Upjohn Entity or the Upjohn Business, or voluntarily terminate, any material contracts or affiliate contracts of Newco, or modify or enter into any contract if that would reasonably be expected to result in Newco having a below investment grade rating, other than (a) in the ordinary course of business or (b) the expiration in accordance with the terms of such contract;

•

(a) grant any increases in the compensation or benefits of, or pay any amount not otherwise due to, any current or former Newco employee or any other current or former employee, director or service provider to the Upjohn Business; (b) enter into or adopt any new material Newco benefit plan, or materially amend or terminate any existing benefit plan of the Upjohn Business; (c) enter into any employment, severance or termination agreement with any Newco employee or any director or employee providing services to the Upjohn Business; or (d) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation, other than (i) as required by the terms of any Newco benefit plan or Pfizer benefit plan, (ii) actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee who is a member of Pfizer’s Global Leadership Council, (iii) in connection with any action that applies uniformly to Newco employees and other similarly situated employees of any of the Pfizer Entities or (iv) for any commitment for which any of the Pfizer Entities will be solely obligated to pay;

•

establish, adopt, enter into, terminate or materially amend any collective bargaining agreement, other than (a) renewals on market terms in the ordinary course of business consistent with past practice or (b) renewals on market terms consistent with the treatment of employees of any of the Pfizer Entities represented by the same union as the Newco employees covered by the collective bargaining agreement;

•	make any material change to any financial accounting principles, methods or practices of any Upjohn Entity, other than as required or permitted by U.S. GAAP or applicable law;

•

settle or otherwise compromise any litigation, investigation or other action that would be a liability of Newco, other than any settlement or compromise (a) for monetary damages of not more than $20 million and (b) that does not involve any non-monetary relief against the Upjohn Entities or the Upjohn Business;

•

make, change or revoke any material tax election in respect of the Upjohn Business that would bind any Upjohn Entity for periods following the closing of the Combination, or settle any material tax liability of any Upjohn Entity, other than (a) in the ordinary course of business or (b) as would not be reasonably expected to have a material and adverse impact on the Upjohn Entities (taken as a whole), or, after the Combination, Newco and its subsidiaries (taken as a whole); or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Mylan Shareholders Meeting

Mylan must hold its extraordinary general meeting for its shareholders for the approval of the Mylan Merger and the Alternative Transaction Structure (the “Mylan Shareholders Meeting”) as soon as reasonably practicable, and must take any and all steps necessary to hold the Mylan Shareholders Meeting on June 30, 2020.

Mylan is required to submit to its shareholders for approval, regardless of whether the Mylan Board makes a Mylan Change in Recommendation (as defined below), the Combination Proposal (consisting of the Mylan Merger Resolution, the Share Sale Resolution, the Mylan Newco Liquidation Resolutions, the Alternative Transaction Resolutions and the Discharge Resolution). Mylan may not adjourn, cancel or reconvene the Mylan Shareholders Meeting without the prior written consent of Pfizer; provided, that Mylan may, after consultation in good faith with Pfizer, cancel and reconvene the Mylan Shareholders Meeting only if (a) Mylan has complied with its obligations in the Business Combination Agreement to seek the Mylan Shareholder Approval, and notwithstanding such compliance, a quorum has not been established or (b) required by law or governmental order. Mylan will in no event cancel and reconvene the Mylan Shareholders Meeting to a date that is more than 30 days after June 30, 2020, which is the date of the currently scheduled Mylan Shareholders Meeting, without the prior written consent of Pfizer.

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Civil Code, and Pfizer and Mylan mutually agree not to adopt the Alternative Transaction Structure, then Mylan shall take all required steps to have the Mylan Merger Resolution replaced by a new resolution of the Mylan general meeting to enter into and effectuate a legal triangular merger (juridische driehoeksfusie), whereby Mylan would merge with and into Mylan Newco Sub, as the acquiring company, and whereby Mylan Newco would allot shares in its capital to each holder of Mylan ordinary shares at the time of the merger.

No Solicitation by Mylan; Competing Proposal

The Business Combination Agreement contains provisions restricting Mylan’s ability to solicit an alternative transaction. Under these provisions, Mylan may not, directly or indirectly, and may not authorize or permit its subsidiaries or authorize or knowingly permit its or their respective representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage or facilitate or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, which constitutes or would be reasonably expected to lead to a Competing Proposal (as defined below);

•

furnish any non-public or confidential information or afford access to properties, books or records to any person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal;

•

approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, or other agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Mylan to abandon or fail to consummate the Combination; or

•	propose publicly or agree to do any of the foregoing.

Mylan also agreed to cease, and to cause its subsidiaries and representatives to cease, any discussions or negotiations with any person that may have been ongoing with respect to a Competing Proposal before the date of the Business Combination Agreement.

The term “Competing Proposal” means any inquiry, proposal or offer for, or indication of interest in, any:

•

direct or indirect acquisition, exclusive license or purchase of any business or assets of Mylan or any of its subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Mylan and its subsidiaries, taken as a whole;

•	direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or interests representing 15% or more of the outstanding voting power, of Mylan;

•

tender offer or exchange offer that, if consummated, would result in any person or group (or the stockholders of any person or group) beneficially owning 15% or more of any class of equity securities, or interests representing 15% or more of the outstanding voting power, of Mylan; or

•

merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Mylan or any of its subsidiaries that constitutes 15% or more of the net revenue, net income or assets of Mylan and its subsidiaries, taken as a whole.

A Competing Proposal does not include any inquiry, proposal, offer, or indication of interest by the Foundation for the exercise or possible exercise by the Foundation of the Call Option (as defined below) in compliance with the Business Combination Agreement.

Notwithstanding the foregoing, if an unsolicited Competing Proposal is submitted to Mylan, then before the Mylan Shareholder Approval, Mylan may, directly or indirectly through its representatives (a) furnish information and access to such person or group and its representatives and (b) participate in discussions and negotiate with such person concerning any such unsolicited Competing Proposal, in each case only if, (i) the submission of such Competing Proposal did not result from or arise in connection with a breach of the non-solicitation provisions of the Business Combination Agreement, (ii) the Mylan Board concludes, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal would reasonably be expected to result in a Superior Proposal (as defined below), (iii) Mylan receives from the person or group making such Competing Proposal an executed acceptable confidentiality agreement, and (iv) the Mylan Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the Mylan directors’ fiduciary duties to Mylan’s shareholders and other stakeholders under applicable law. Pfizer shall be entitled to receive an executed copy of any such acceptable confidentiality agreement and notification of the identity of such person promptly after Mylan’s entering into such discussions or negotiations or furnishing information to the person or group making such Competing Proposal or its representatives. Mylan shall promptly provide or make available to Pfizer any information concerning Mylan and any of its subsidiaries that is provided to the person or group making such Competing Proposal or its representatives which was not previously provided or made available to Pfizer.

If Mylan receives a Competing Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to a Competing Proposal, any request for non-public information relating to Mylan or any Mylan subsidiary or for access to the properties, books or records of Mylan or any Mylan subsidiary by any person or group that has made or would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations in respect of any Competing Proposal, Mylan will (a) as promptly as practicable notify (which notice shall identify the person or group making such Competing Proposal, inquiry, proposal, indication of interest or request and set forth the material terms thereof (including a copy of such Competing Proposal, if any)) Pfizer thereof and (b) keep Pfizer reasonably and promptly informed of the status and material terms of any such Competing Proposal, inquiry, proposal, indication of interest or request. Mylan must provide to Pfizer as promptly as practicable after receipt or delivery thereof copies of all documentation comprising such Competing Proposal or other documentation that is material to understanding such Competing Proposal received by Mylan or any Mylan subsidiary from the person or group making a Competing Proposal (or such person’s representatives) and of all material documentation provided by Mylan or any Mylan subsidiary to the person or group making a Competing Proposal (or such person’s representatives) that comprises any counterproposal or any other material substantive response by Mylan to the person or group making such Competing Proposal.

Mylan Board Recommendation; Superior Proposal

Mylan has agreed that the Mylan Board will recommend the approval and adoption of the Mylan Shareholders Meeting Resolutions by the general meeting of shareholders of Mylan (the “Mylan Recommendation”) and include such Mylan Recommendation in this document and will use its reasonable best efforts to (a) solicit from its shareholders proxies in favor of the approval of the resolutions required under the Mylan Shareholder Approval, and (b) take all other actions necessary or advisable to secure the Mylan Shareholder Approval. Unless permitted by the terms of the Business Combination Agreement, neither the Mylan Board nor any committee thereof will:

•

withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Pfizer, Newco or their respective affiliates, the approval of the Business Combination Agreement or the Mylan Recommendation;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal;

•

approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Mylan or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Mylan to abandon or fail to consummate the Combination (other than an acceptable confidentiality agreement entered into in accordance with the Business Combination Agreement); or

•	resolve, agree or publicly propose to do any of the foregoing.

Each action described in the first three bullet points listed above is referred to as a “Mylan Change in Recommendation.”

Notwithstanding the foregoing, the Mylan Board may, at any time before the occurrence of the Mylan Shareholder Approval, make a Mylan Change in Recommendation, if each of the following conditions is satisfied:

•

the Mylan Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Competing Proposal that did not result from a breach of any of the no solicitation provisions of the Business Combination Agreement constitutes a Superior Proposal;

•

before, taking any such action, Mylan gave Pfizer at least four business days’ written notice of its Board’s intent to effect a Mylan Change in Recommendation and the notice specified the material terms and conditions of the Competing Proposal, identified the person making the Competing Proposal and included a copy of the proposed acquisition agreement (if any);

•

during such period of at least four business days (with an extension of two additional business days for any new notice as a result of a material amendment to the terms of such Competing Proposal), if requested by Pfizer, Mylan and its representatives have negotiated with Pfizer and its representatives in good faith with respect to any revisions or adjustments proposed by Pfizer to the terms and conditions of the Business Combination Agreement; and

•

at the end of such applicable four-business day period or two-business day extension period, the Mylan Board, after considering in good faith any such revisions or adjustments to the terms and conditions of the Business Combination Agreement that Pfizer has offered, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the Competing Proposal constitutes a Superior Proposal and that failure to make such Mylan Change in Recommendation would be inconsistent with the Mylan directors’ fiduciary duties to Mylan’s shareholders and other stakeholders under applicable law.

Notwithstanding any Mylan Change in Recommendation, unless the Business Combination Agreement is terminated in accordance with its terms before the occurrence of the Mylan Shareholder Approval, the Mylan Shareholders Meeting Resolutions must be submitted to the shareholders of Mylan for approval at the Mylan Shareholders Meeting whether or not (a) the Mylan Board has effected a Mylan Change in Recommendation or (b) any Competing Proposal has been publicly proposed or announced or otherwise submitted to Mylan or any of its representatives.

The term “Superior Proposal” means any bona fide written Competing Proposal, that the Mylan Board determines in its good faith judgment (after taking into account all financial, legal, regulatory, timing, risk of consummation and other aspects of such Competing Proposal and after consultation with its outside legal counsel and financial advisors) is more favorable to Mylan and its shareholders and other stakeholders than the Combination and the other transactions contemplated by the Business Combination Agreement, provided, that for purposes of this definition, all references to “15%” in the definition of “Competing Proposal” above will be deemed references to “75%”.

No Solicitation by Pfizer; Competing Upjohn Proposal

Under the Business Combination Agreement Pfizer may not, directly or indirectly, and may not authorize or permit its subsidiaries or authorize or knowingly permit its or their respective representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage or facilitate or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, which constitutes or would be reasonably expected to lead to a Competing Upjohn Proposal (as defined below);

•

furnish any non-public or confidential information or afford access to properties, books or records to any person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Upjohn Proposal;

•

approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, or other agreement relating to a Competing Upjohn Proposal or that would reasonably be expected to lead to a Competing Upjohn Proposal or that would require Pfizer to abandon or fail to consummate the Combination; or

•	propose publicly or agree to do any of the foregoing.

Pfizer also agreed to cease, and to cause its subsidiaries and representatives to cease, any discussions or negotiations with any person that may have been ongoing with respect to a Competing Upjohn Proposal before the date of the Business Combination Agreement.

The term “Competing Upjohn Proposal” means any inquiry, proposal or offer for, or indication of interest in, any:

•

direct or indirect acquisition, exclusive license or purchase of any business or assets of Pfizer or any of its subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the Upjohn Business, taken as a whole;

•	direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or interests representing 15% or more of the outstanding voting power, of any Upjohn Entity; or

•

merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Pfizer or any of its subsidiaries that constitutes 15% or more of the net revenue, net income or assets of the Upjohn Business, taken as a whole.

Indemnification and Directors’ and Officers’ Insurance

For a period of six years after the closing of the Combination, Newco will indemnify and hold harmless each person who is, or at any time before the closing has been, a director or officer of Mylan or any of its subsidiaries and each person who served as a director, officer or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request of Mylan or any of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or before the closing, whether asserted or claimed before, at or after the closing (including advancing expenses). Newco, Mylan and Mylan Newco Sub agree that, for a period of six years after the closing, neither Mylan nor any of its successors will, and Newco will cause Mylan and its successors not to, amend, repeal or modify any provision in its organizational documents in a manner that would adversely affect the rights or exculpation or indemnification of present or former directors or officers of Mylan and its subsidiaries, except as required by law.

At or before the closing of the Combination, any of the Mylan Parties or Newco may purchase a “tail” directors’ and officers’ liability insurance policy covering the indemnified parties listed above who are, or at any time before the closing were, covered by Mylan’s existing directors’ and officers’ liability insurance policies, for a period of at least six years after the closing and on terms and conditions no less advantageous to such indemnified parties than such existing insurance, with a substantially comparable insurer to the existing insurer, provided that, if purchased by Mylan, the premium thereof must not exceed 300% of the last annual premium paid by Mylan before July 29, 2019. If such a policy is not purchased by Newco or any of the Mylan Parties, then for a period of six years after the closing, Newco will maintain the current officers’ and directors’ liability insurance covering the indemnified parties who are, or at any time before the closing were, covered by Mylan’s existing officers’ and directors’ liability insurance policies with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the closing, provided that Newco will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Mylan before July 29, 2019.

Reasonable Best Efforts; Filings

The Business Combination Agreement provides that each party to the Business Combination Agreement will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the Business Combination Agreement and applicable laws to consummate the Combination and the other transactions contemplated by the Transaction Documents as soon as practicable after the date of the Business Combination Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions and filings and to obtain specified required governmental consents and any other material consents, approvals, waivers or clearances that are required to be obtained or made at or before closing from any third party and/or any governmental authority to consummate the Combination or any of the other transactions contemplated by the Transaction Documents.

Each party to the Business Combination Agreement has also agreed to promptly make its respective filings under the HSR Act and to make any other required or appropriate filings under any competition laws with respect to the Combination and the other transactions contemplated by the Transaction Documents and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. The parties have agreed to use reasonable best efforts to cause the expiration or termination of any applicable waiting period under the HSR Act and approvals under other applicable competition laws as soon as practicable. See the section entitled “The Transactions—Regulatory Approvals Related to the Combination” for more information on the status of these filings and approvals as of the date of this document.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation law that may be asserted by any governmental authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents, so as to enable closing to occur as soon as reasonably possible, including (a) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Newco or Mylan or their respective subsidiaries, as applicable, or (b) otherwise taking or committing to take actions that limit Newco or Mylan or their respective subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Newco or Mylan (the actions referred to in clauses (a) and (b) collectively, “Remedial Actions”), in each case, as may be required to satisfy certain conditions to closing and avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing closing or the closing of any other transaction contemplated by the Transaction Documents (provided that the effectiveness of any such Remedial Action must be contingent on consummation of the closing or such other closing, respectively); provided, further, that without the prior written consent of Mylan, none of Pfizer or any Upjohn Party will take, or cause to be taken, any Remedial Action with respect to the Upjohn Business, Upjohn Assets or Upjohn Liabilities (as defined in “Separation and Distribution Agreement—Transfer of Assets and Assumption of Liabilities”). However, the foregoing obligations shall not require Pfizer to agree to any Remedial Action with respect to any assets, liabilities or businesses that are not included in the Upjohn Assets, the Upjohn Liabilities or the Upjohn Business, respectively.

Financing

In connection with its entry into the Separation and Distribution Agreement and the Business Combination Agreement, Newco entered into a commitment letter (as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of the Business Combination Agreement and thereof, and together with all exhibits, schedules, annexes attached thereto and any associated fee letters (as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of the Business Combination Agreement and thereof), the “Newco Commitment Letter”), under which the commitment parties thereto committed to provide Newco with debt financing in the amount set forth therein (the “Financing”), subject to the terms and conditions of the Newco Commitment Letter. The anticipated material terms of the Financing, based on the current expectations of Newco and Mylan, are described in more detail under “Description of Financing.”

The Business Combination Agreement provides that Newco must use reasonable best efforts to (a) maintain in effect, until the earlier of the funding of the initial funding of the Financing and the funding of the Permanent Financing (as defined below) (in each case, in an amount sufficient to fund the Cash Distribution), the Newco Commitment Letter, (b) materially comply with the obligations that are set forth in the Newco Commitment Letter that are applicable to Newco and satisfy on a timely basis all conditions precedent in the Newco Commitment Letter that are within its control, and (c) fully enforce the rights of Newco under the Newco Commitment Letter, in each case, subject to certain exceptions set forth in the Business Combination Agreement.

If any funds in the amounts set forth in the Newco Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Newco Commitment Letter or the Financing Agreements (as defined below), Pfizer (in consultation in good faith with Mylan) shall cause Newco to, and Mylan shall, and shall cause its subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Newco to make the Cash Distribution, and to obtain a new financing commitment that provides for such financing, provided that certain conditions set forth in the Business Combination Agreement are satisfied.

Newco shall not, without the prior written consent of Mylan, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Newco Commitment Letter; provided that Newco may (a) implement or exercise any of the “market flex” provisions exercised by the financing sources party to the

Newco Commitment Letter as of the date of the Business Combination Agreement (together with all additional lenders, agents and financing sources added to the Newco Commitment Letter, the “Newco Lenders”) in accordance with the Newco Commitment Letter as of the date of the Business Combination Agreement or (b) amend and restate the Newco Commitment Letter or otherwise execute joinder agreements to the Newco Commitment Letter solely to add additional Newco Lenders.

Each of Newco and Mylan has agreed to cooperate and use reasonable best efforts to cause the arrangement and consummation of the Financing, including, by (a) negotiating definitive agreements with respect thereto, on the terms and conditions contained in the Newco Commitment Letter or on such other terms as are reasonably acceptable to Pfizer and that are not materially less favorable in the aggregate to Newco or Mylan than those in the Newco Commitment Letter as in effect on the date thereof, provided that certain conditions set forth in the Business Combination Agreement are satisfied (the “Financing Agreements”), (b) satisfying on a timely basis all conditions precedent in the Newco Commitment Letter and the Financing Agreements that are within the control of Mylan or any of its subsidiaries, and (c) arranging as promptly as reasonably practicable the Financing before the closing of the Combination on the terms and conditions set forth in the Newco Commitment Letter or on such other terms as are reasonably acceptable to Pfizer and that are not materially less favorable in the aggregate to Newco or Mylan than those in the Newco Commitment Letter as in effect on the date of the Business Combination Agreement, provided that certain conditions set forth in the Business Combination Agreement are satisfied and subject to certain exceptions set forth in the Business Combination Agreement.

Provided that certain conditions set forth in the Business Combination Agreement are satisfied, Pfizer shall cause Newco to, and Newco shall, immediately before the date of the Distribution incur the indebtedness provided for under the Newco Commitment Letter and the Financing Agreements and use the proceeds thereof to make a payment to Pfizer in an aggregate amount equal to the Cash Distribution, on and pursuant to the terms of the Separation and Distribution Agreement. Newco shall not incur the indebtedness contemplated by the Financing before the date that is one business day before the date of the Distribution without Mylan’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

If the Business Combination Agreement is terminated pursuant to its terms, Mylan shall, and shall cause its subsidiaries to, (a) pay Pfizer an amount of cash equal to 43% of the Financing Obligations (as defined in the Business Combination Agreement) and (b) indemnify and hold harmless Pfizer, its subsidiaries and its and their representatives from and against 43% of any losses (other than fees and expenses of counsel, accountants, consultants or other advisors) actually suffered or incurred by them in connection with the Financing or the Permanent Financing, and any information utilized in connection therewith (other than information by or on behalf of Pfizer or any of its subsidiaries in writing before the closing date), except to the extent suffered or incurred as a result of the gross negligence, willful misconduct or material breach of the Business Combination Agreement, the Newco Commitment Letter or any Financing Agreement by Pfizer or any of its subsidiaries.

Each of Pfizer, Newco and Mylan has agreed to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Newco in lieu of the Financing (such financing, the “Permanent Financing”), on or before July 31, 2020 (or, under certain conditions, on or prior to the closing date), provided that the terms of such Permanent Financing are reasonably satisfactory to Pfizer and Mylan and subject to certain conditions set forth in the Business Combination Agreement.

Certain Employee and Benefit Matters

For a period of one year following the Effective Time, Newco will provide, or will cause to be provided, to each Newco employee and each Mylan employee (a “Continuing Employee”) for so long as such Continuing Employee remains employed by Newco or its affiliates, base compensation, short-term incentive compensation opportunities and severance benefits that are no less favorable than those in effect immediately before the Effective Time, and other compensation (excluding long-term incentive compensation) and employee benefits that, in the aggregate, are no less favorable than such other compensation and employee benefits (excluding long-term incentive compensation) as provided to such Continuing Employee immediately before the Effective Time. Pfizer and Mylan will cooperate in good faith to develop a market-based long-term incentive program that will apply to Continuing Employees following the Effective Time, which will treat similarly situated employees on a substantially equivalent basis and not discriminate between Newco employees and Mylan employees.

Newco and Mylan will cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of any of the Upjohn Entities or any of Mylan and its subsidiaries and will provide compensation and employee benefits in accordance with applicable collective bargaining agreements.

For all purposes under the plans providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), Newco will recognize pre-closing service of Continuing Employees to the same extent recognized by Newco or Mylan before closing, except to the extent such recognition would result in duplication of benefits for the same period of service. In general, Continuing Employees will be immediately eligible to participate in New Plans, will have all preexisting condition exclusions and actively-at-work requirements waived and will be credited for any eligible expenses incurred before commencing participation in the New Plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements, subject to customary exceptions.

The transactions will constitute a “change of control” for purposes of applicable Mylan compensation and benefit plans.

From and after the Effective Time, Newco will assume and honor each outstanding Mylan cash-based long-term incentive award.

Pfizer and Mylan will cooperate in good faith in respect of any written broad-based notices or communication materials from Mylan or its affiliates to Mylan employees, or from Newco or its affiliates to Newco employees or Mylan employees in respect of the transactions contemplated by the Business Combination Agreement or relating to post-closing employment, compensation or benefits matters.

Employee Non-Solicitation

From July 29, 2019 until the date that is 12 months after the closing date of the Combination, Pfizer will not, and will cause its subsidiaries not to, without the prior written consent of Mylan and, following the closing date, Newco, directly or indirectly, solicit or offer to hire or hire any employees at the level of senior director or higher of Mylan or, following the closing date, Newco (collectively, the “Mylan Covered Employees”), or otherwise cause or seek to cause any Mylan Covered Employees to leave the employ of Mylan or any of its affiliates, or, following the closing date, Newco or any of its affiliates, or enter into a consulting agreement with any Mylan Covered Employee. However, the placement of any general mass solicitation or advertising that is not targeted at the employees of Mylan or, following the closing date, Newco will not be considered a violation of such non-solicitation restriction and such restriction will not preclude Pfizer or its subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Mylan or, following the closing date, Newco whose employment with Mylan or any of its affiliates, or, following the closing date, Newco or any of its affiliates has been terminated by Mylan or any of its affiliates, or, following the closing date, Newco or any of its affiliates. The foregoing restrictions will not restrict activities between Pfizer and its employees (including employees of the Upjohn Business) before the closing date.

Each of Mylan, and, following the closing date, Newco, agrees that, from and after July 29, 2019 until the date that is 12 months after the closing date, it will not, and will cause its subsidiaries not to, without the prior written consent of Pfizer, directly or indirectly, solicit or offer to hire or hire any employees at the level of senior director or higher of Pfizer (collectively, the “Pfizer Covered Employees”), or otherwise cause or seek to cause any Pfizer Covered Employees to leave the employ of Pfizer or any of its affiliates, or enter into a consulting agreement with any Pfizer Covered Employee. However, the placement of any general mass solicitation or advertising that is not targeted at Pfizer employees will not be considered a violation of such non-solicitation restriction and such restriction will not preclude Mylan (or following the closing date, Newco) or its subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Pfizer whose employment with Pfizer or any of its affiliates has been terminated by Pfizer or any of its affiliates.

Post-Combination Governance and Management

The Business Combination Agreement provides that as of the closing of the Combination the Newco Board will have 13 members, including (a) Mylan’s current Executive Chairman (who will serve as executive chairman of the Newco Board) and the current Global President of the Upjohn Business (who will serve as Chief Executive Officer of Newco), (b) eight persons designated by Mylan, and (c) three persons designated by Pfizer (in consultation in good faith with Mylan).

Additional Agreements

Foundation Support Agreement

In connection with the Combination, Mylan and the Foundation have each unconditionally agreed pursuant to a binding agreement (the “Foundation Support Agreement”), as an inducement to Pfizer’s willingness to enter into the Business Combination Agreement, that (a) the Foundation may not exercise its right to subscribe for shares of Mylan preferred stock (the “Call Option”) pursuant to the call option agreement entered into by the Foundation and Mylan dated as of April 3, 2015 (the “Call Option Agreement”) in a way that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until the Business Combination Agreement has been terminated pursuant to its terms, (b) if the Foundation exercises the Call Option during the term of the Business Combination Agreement, which will only occur after reasonable consultation with Mylan, the Foundation may not exercise its voting rights as a Mylan shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until the Business Combination Agreement has been terminated pursuant to its terms, and (c) that the Call Option Agreement, including the Call Option, shall be terminated by Mylan and the Foundation subject only to and effective upon the consummation of the Combination.

Mylan may not amend or waive any provision of the Foundation Support Agreement without Pfizer’s prior written consent. Mylan must promptly inform, and consult in good faith with, Pfizer and Newco in relation to any consultation between the Foundation and Mylan referred to in the foregoing paragraph. If the Foundation breaches or threatens to breach the Foundation Support Agreement, Mylan shall enforce its rights to cause the Foundation to comply with its obligations under the Foundation Support Agreement.

Creditor Opposition; Transaction Litigation

Mylan has agreed that it will promptly notify Pfizer, Newco and Acquisition Sub upon receipt of notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any Mylan creditor with respect to the Mylan Merger pursuant to Dutch law.

Certain Litigation Matters

Newco has agreed to pay Pfizer following the closing date an amount equal to 57% of any losses actually incurred or suffered by Mylan, Newco or their respective subsidiaries, after the date of the Business Combination Agreement, arising out of third-party actions relating to the manufacture, distribution, marketing, promotion or sale of opioids by or on behalf of Mylan or its subsidiaries. For a description of existing litigation relating to such opioid matters, see Mylan’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 under “Note 18: Litigation—Opioids” to the financial statements therein, which description is incorporated herein by reference. As set forth in such disclosure, Mylan believes that the claims in these lawsuits are without merit and intends to defend against them vigorously.

Amendments to the Separation and Distribution Agreement

Before the Distribution, neither Pfizer nor Newco may amend or waive any provision of the Separation and Distribution Agreement without Mylan’s prior written consent.

Access to Information

Each of Pfizer and Mylan have agreed to allow the other party, and its representatives, reasonable access, until the Effective Time, to the properties, books and records, contracts and appropriate senior-level officers and employees of Mylan and the Mylan subsidiaries, the Upjohn Business or the Upjohn Entities (as applicable), and shall furnish such party and its respective representatives with financial and operating data of Mylan and the Mylan subsidiaries, the Upjohn Business or the Upjohn Entities (as applicable) and other information concerning the affairs of Mylan and the Mylan subsidiaries, the Upjohn Business or the Upjohn Entities (as applicable), in each case, as such party and its representatives may reasonably request solely for the purposes of furthering the transactions contemplated by this Agreement or for integration purposes, subject to specified qualifications and exceptions.

Conditions to the Combination

The respective obligations of each party to conduct the closing of the transactions contemplated by the Business Combination Agreement are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of the following conditions on or before the closing date:

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the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under the antitrust or competition laws of the Required Jurisdictions (as described under the section entitled “The Transactions—Regulatory Approvals Related to the Combination”), all of which have been received and which condition has been satisfied;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation and Distribution Agreement;

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the effectiveness of the registration statement on Form S-4 filed by Newco to effect the registration of shares of Newco common stock that will be issued and distributed in the Mylan Newco Liquidation or Mylan Liquidation, as such registration may be amended or supplemented from time to time before the time at which the Distribution occurs, and the registration statement filed with the SEC of which this document forms a part, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;

•	the approval of the listing of the Newco common stock to be issued in the Distribution and the Combination on the NYSE or the NASDAQ, subject to official notice of issuance;

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the approval of the Combination Proposal (consisting of the Mylan Merger Resolution, the Share Sale Resolution, the Mylan Newco Liquidation Resolutions, the Alternative Transaction Resolutions and the Discharge Resolution), in accordance with applicable law (the “Mylan Shareholder Approval”) has been obtained; and

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the absence of any law, governmental order or other action taken by a court of competent jurisdiction or other governmental authority prohibiting, enjoining, restraining or otherwise making illegal the Separation, the Distribution, the Combination or the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution).

Additional Conditions to the Obligations of Pfizer and Newco

Pfizer’s and Newco’s obligations to conduct the closing of the Combination are subject to the fulfillment (or waiver by Pfizer, to the extent permissible under applicable law) of the following additional conditions:

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performance and compliance in all material respects by each Mylan Party of all obligations and covenants, respectively, required to be performed or complied with, as applicable, by it under the Business Combination Agreement at or before the closing date;

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the accuracy of the representations and warranties of the Mylan Parties contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the closing date (except for any such representations and warranties made as of a particular date or period), generally subject to a Material Adverse Effect standard or other materiality standard provided in the Business Combination Agreement;

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receipt by Pfizer of a certificate of Mylan, executed on its behalf by a senior officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied;

•	receipt by Pfizer of the IRS Ruling and the Tax Opinion; and

•	consummation of the Cash Distribution in accordance with the terms of the Separation and Distribution Agreement.

Additional Conditions to the Obligations of the Mylan Parties

The Mylan Parties’ obligations to conduct the closing of the Combination are subject to the fulfillment (or waiver by Mylan, to the extent permissible under applicable law) of the following additional conditions:

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performance and compliance in all material respects by Newco, Acquisition Sub and Pfizer of all obligations and covenants, respectively, required to be performed or complied with, as applicable, by it under the Business Combination Agreement at or before the closing date;

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the accuracy of the representations and warranties of Pfizer contained in the Business Combination Agreement at and as of the date of the Business Combination Agreement and as of the closing date (except for any such representations and warranties made as of a particular date or period), generally subject to a material adverse effect standard or other materiality standard provided in the Business Combination Agreement; and

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receipt by Mylan of a certificate of Pfizer, executed on its behalf by a senior officer, certifying to the effect that the conditions referred to in the immediately preceding two bullets have been satisfied.

Termination, Amendment and Waiver

Termination

The Business Combination Agreement may be terminated at any time before the closing date:

•	by mutual written agreement of Pfizer and Mylan;

•	by either Pfizer or Mylan, subject to specified qualifications and exceptions, if:

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any final and non-appealable legal restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Separation, the Distribution, the Combination or the Mylan Newco Liquidation Distribution (or, if the Alternative Transaction Structure is adopted, the Mylan Liquidation Distribution);

•	the closing has not occurred on or before December 31, 2020 (we refer to December 31, 2020 as the “Outside Date”); or

•	if the Mylan Shareholder Approval has not been obtained at the Mylan Shareholders Meeting;

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by Mylan, subject to specified qualifications and exceptions, in the event of a breach of any representation, warranty, covenant or agreement on the part of Pfizer or the Upjohn Entities, such that the closing conditions in the Business Combination Agreement regarding Pfizer’s or any Upjohn Entity’s, as applicable, representations, warranties, covenants or agreements would not be satisfied, and such breach (a) is not cured by Pfizer or Newco by the earlier of (x) 60 days after being notified by Mylan of such breach or (y) the Outside Date, or (b) is incapable of being cured before the Outside Date;

•	By Pfizer, subject to specified qualifications and exceptions:

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in the event of a breach of any representation, warranty, covenant or agreement on the part of the Mylan Parties, such that the closing conditions in the Business Combination Agreement regarding the Mylan Parties’ representations, warranties, covenants or agreements would not be satisfied, and such breach (a) is not cured by Mylan by the earlier of (i) 60 days after being notified by Pfizer of such breach or (ii) the Outside Date, or (b) is incapable of being cured before the Outside Date; or

•	before receipt of the Mylan Shareholder Approval, if the Mylan Board has effected a Mylan Change in Recommendation.

Termination Fee

In the Business Combination Agreement Mylan has agreed to pay to Pfizer, by way of compensation, $322 million (the “Termination Payment”), if the Business Combination Agreement is terminated:

•	by Pfizer, before the receipt of the Mylan Shareholder Approval, if the Mylan Board has effected a Mylan Change in Recommendation;

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by Pfizer, as a result of a willful breach by Mylan of its obligations described under “—No Solicitation by Mylan; Competing Proposal ” and “—Mylan Board Recommendation; Superior Proposal” and within 12 months after the date of such termination, a Competing Proposal is consummated or Mylan enters into a definitive written agreement for a Competing Proposal (however, solely for purposes of this bullet point, all references to 15% in the definition of the term “Competing Proposal” are replaced with 50%); or

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(a) by Mylan or Pfizer, if the Mylan Shareholder Approval has not been obtained upon a vote taken thereon at the Mylan Shareholders Meeting or (b) by Pfizer, as a result of a breach of Mylan of its obligation to hold the Mylan Shareholders Meeting to obtain the Mylan Shareholder Approval, and before such termination, a Competing Proposal has been publicly announced or otherwise becomes publicly known (or, in the case of a willful breach by Mylan of its obligation to hold the Mylan Shareholders Meeting to obtain the Mylan Shareholder Approval, a Competing Proposal has been communicated to the Mylan Board), and such Competing Proposal has not been publicly withdrawn at least seven days before the Mylan Shareholders Meeting, and within 12 months after the date of such termination, any Competing Proposal is consummated or Mylan enters into a definitive written agreement for any Competing Proposal (however, solely for purposes of this bullet point, all references to 15% in the definition of the term “Competing Proposal” are replaced with 50%).

Pfizer’s Expenses

If the Business Combination Agreement is terminated by either Pfizer or Mylan because the Mylan Shareholder Approval has not been obtained upon a vote taken thereon at the Mylan Shareholders Meeting, then Mylan shall pay to Pfizer (promptly following delivery by Pfizer to Mylan of a written statement setting forth and specifying the amount of Pfizer’s expenses), all reasonable out-of-pocket costs, fees and expenses incurred by Pfizer in connection with the Business Combination Agreement and the transactions contemplated thereby up to $96 million, but excluding all such costs, fees and expenses incurred by Pfizer before May 2, 2019. Any payment by Mylan of Pfizer’s expenses will not affect Pfizer’s right to receive any termination payment otherwise due under the Business Combination Agreement, but shall reduce, on a dollar-for-dollar basis, the Termination Payment.

Amendment and Waiver

At any time before the closing of the Combination, the parties may amend, extend or waive any provision of the Business Combination Agreement by written consent of each party.

Governing Law and Jurisdiction

The Business Combination Agreement and all actions (whether in contract or tort) that may be based upon, arise out of or relate to the Business Combination Agreement or the negotiation, execution or performance thereof shall be governed by and construed in accordance with the law of the State of Delaware, without regard to any laws or principles thereof that would result in the application of the laws of any other jurisdiction (except that the laws of the Netherlands shall govern (a) the duties of the members of the Mylan Board and (b) the Combination, to the extent mandatorily applicable thereto). Each party to the Business Combination Agreement has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware (or, if such court does not have jurisdiction, any state court in the State of Delaware), and any appellate court from any appeal thereof, in any action arising out of or relating to the Business Combination Agreement or the Transaction Documents or the transactions contemplated thereby.

SEPARATION AND DISTRIBUTION AGREEMENT

The following is a summary of the material provisions of the Separation and Distribution Agreement. The summary is qualified in its entirety by the Separation and Distribution Agreement and its amendments, which are included as exhibits to the registration statements of which this document forms a part and is incorporated herein by reference. See the section entitled “Where You Can Find Additional Information.”

We urge you to read the Separation and Distribution Agreement carefully and in its entirety, as it is the legal document governing the Separation and Distribution. This summary of the Separation and Distribution Agreement has been included to provide information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Separation and Distribution Agreement and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Pfizer or Newco. Information about Pfizer and Newco can be found elsewhere in this document and in the documents incorporated by reference into this document.

Descriptions regarding the assets and liabilities conveyed to Newco and retained by Pfizer contained in the Separation and Distribution Agreement are qualified by certain information that has been exchanged separately between Pfizer and Newco and that is not reflected in the Separation and Distribution Agreement. Accordingly, you should not rely on the general descriptions of assets and liabilities in the Separation and Distribution Agreement, as they may have been modified in important ways by the information exchanged separately between Pfizer and Mylan.

Overview

The Separation and Distribution Agreement sets forth the terms and conditions regarding the separation of the Upjohn Business from Pfizer (the “Separation”). The Separation and Distribution Agreement identifies and provides for the transfer of certain assets by Pfizer to Newco and the assumption of certain liabilities by Newco from Pfizer. The Separation and Distribution Agreement also sets forth, among other things, the agreement between Pfizer and Newco regarding the principal transactions necessary to separate the Upjohn Business from Pfizer. It also sets forth other agreements that govern certain aspects of Newco’s relationship with Pfizer after the completion of the Distribution.

Under the terms of the Separation and Distribution Agreement, the Upjohn Business will be separated from Pfizer through the following series of transactions (subject to the terms and conditions of the Separation and Distribution Agreement):

•	Pfizer will transfer the Upjohn Business to Newco;

•	in connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco, Newco will make the Cash Distribution to Pfizer;

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in addition, as partial consideration for the contribution of the Upjohn Business to Newco, Newco will issue to Pfizer additional shares of Newco common stock such that the number of shares of Newco common stock then outstanding and held by members of the Pfizer Group will be equal to (a) the number of fully diluted Mylan ordinary shares (calculated as described in the Business Combination Agreement) multiplied by the quotient of 57% divided by 43% minus (b) the number of shares of Newco common stock underlying certain awards under Newco’s stock plan that will be granted to employees of the Upjohn Business who held certain outstanding and unvested Pfizer equity awards immediately before the time at which the Distribution occurs; and

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Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of a pro rata dividend or an exchange offer to acquire Pfizer common stock in exchange for Newco common stock, or both (the “Distribution”).

As used in this summary:

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“Pfizer Group” means Pfizer, each subsidiary of Pfizer and each other person that either (x) is controlled directly or indirectly by Pfizer immediately after the time at which the Distribution occurs, or (y) becomes controlled by Pfizer following the time at which the Distribution occurs; provided, however, that neither Newco nor any other member of the Newco Group shall be members of the Pfizer Group; and

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“Newco Group” means Newco, each subsidiary of Newco and each other person that either (x) is controlled directly or indirectly by Newco immediately after the time at which the Distribution occurs, or (y) becomes controlled by Newco following the time at which the Distribution occurs.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Pfizer and Newco as part of the Separation, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement provides, among other things, that, subject to the terms and conditions contained therein:

•	certain assets used exclusively or exclusively held for use in the Upjohn Business, referred to as the “Upjohn Assets,” will be transferred to Newco, including:

•	all capital stock and other equity interests of certain entities related to the Upjohn Business;

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all rights, interests and claims to products of the Upjohn Business, including clinical study data, reports and analyses, product and marketing registrations and applications to the extent related to products of the Upjohn Business identified in the Separation and Distribution Agreement;

•	cash, cash equivalents, marketable securities and other short-term investments held by Newco or any member of its group;

•	all rights and assets expressly allocated to Newco pursuant to the terms of the Separation and Distribution Agreement or the Ancillary Agreements;

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the intellectual property exclusively used or exclusively held for use by the Upjohn Business, including certain patents and trademarks set forth in the Separation and Distribution Agreement, and the right to all past and future damages and claims for the infringement or misappropriation of any of the foregoing;

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certain contracts that relate exclusively to the Upjohn Business, including employment agreements with any employee or consultant of the Upjohn Business, and intellectual property contracts exclusively used, and exclusively held for use, in the Upjohn Business;

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certain real property related to the Upjohn Business owned or leased as of immediately before the time at which the Distribution occurs and all equipment and personal property located therein as of the time at which the Distribution occurs;

•	all permits or licenses issued by any governmental authority primarily used in, or primarily held for use in, the Upjohn Business;

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subject to applicable law and the provisions of the applicable Ancillary Agreements entered into in connection with the Separation, all rights, interests and claims with respect to information that is exclusively related to the Upjohn Assets, the Upjohn Liabilities and the Upjohn Business;

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all intercompany receivables owed to a member of the Newco Group, by a member of the Pfizer Group, that: (a) are in respect of goods or services sold by a member of the Newco Group to a member of the Pfizer Group; and (b) are effective or outstanding as of the time at which the Distribution occurs;

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all rights, interests or claims of Pfizer, Newco or any other member of their respective Groups arising under contracts between Pfizer or any of its subsidiaries and one or more third parties that has benefits for or imposes obligations on the Upjohn Business, but does not exclusively relate to the Upjohn Business, to the extent relating to the Upjohn Business; and

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all other assets of members of either the Pfizer Group or the Newco Group that are primarily used, or primarily held for use in, the Upjohn Business, except as expressly otherwise contemplated in the Separation and Distribution Agreement or the Ancillary Agreements;

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Newco will accept, assume, agree to pay, perform, satisfy, discharge or otherwise defend on a timely basis certain liabilities related to the Upjohn Business, which we refer to as the “Upjohn Liabilities,” including:

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all liabilities (other than environmental liabilities) relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the time at which the Distribution occurs, in each case to the extent that such liabilities relate to, arise out of or result from the Upjohn Business;

•	all liabilities (other than environmental liabilities and certain product liabilities) to the extent relating to, arising out of or resulting from the Upjohn Assets;

•	all liabilities that are expressly contemplated by the Separation and Distribution Agreement or the Ancillary Agreements to be transferred to or assumed by Newco;

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all environmental liabilities to the extent relating to, arising out of or resulting from any (a) release of hazardous material at, on, under or from any of Newco’s real properties, or at any other real property in connection with the operation of the Upjohn Business or the Upjohn Assets, (b) noncompliance with environmental law in connection with the operation of the Upjohn Business or the Upjohn Assets, (c) the offsite transportation, storage, disposal, treatment or recycling of hazardous material generated and taken offsite in connection with the operation of the Upjohn Business or the Upjohn Assets or (d) exposure by any person to any hazardous materials released into the indoor or outdoor environment in connection with the operation of the Upjohn Business or the Upjohn Assets, other than certain environmental liabilities (including liabilities at former Upjohn Business sites) specifically excluded in the Separation and Distribution Agreement;

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all liabilities of either Pfizer or Newco or any of the members of their Groups relating to, arising out of or resulting from Newco’s financing arrangements or Newco’s indebtedness, other than certain liabilities specifically excluded in the Separation and Distribution Agreement;

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all intercompany payables owed by a member of the Newco Group to a member of the Pfizer Group, that: (a) are in respect of goods or services sold by a member of the Pfizer Group to a member of the Newco Group; and (b) are effective or outstanding as of the time at which the Distribution occurs, which intercompany payables shall be paid by Newco or the applicable member of the Newco Group;

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all liabilities (other than environmental liabilities and certain product liabilities) arising out of claims made by any third party against Pfizer or Newco to the extent relating to, arising out of or resulting from the Upjohn Business or the Upjohn Assets or the other liabilities referred to above;

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all liabilities with respect to workers’ compensation claims of employees and former employees of the Upjohn Business, without regard to whether the applicable workers’ compensation event occurs before, on or after the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution; and

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all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Upjohn Assets and the Upjohn Liabilities (such assets and liabilities, other than the Upjohn Assets and the Upjohn Liabilities, we refer to as the “Pfizer Assets” and the “Pfizer Liabilities,” respectively) will be retained by or transferred to Pfizer.

Certain Adjustments

The Separation and Distribution Agreement provides for a working capital adjustment and a cash balance adjustment, and sets forth the procedure to determine these adjustments through the delivery of a closing statement by Pfizer to Newco promptly following the time at which the Distribution occurs and the procedure for any disputes with respect to these adjustments.

If the working capital of Newco, as of immediately before the time at which the Distribution occurs (the “Closing Working Capital”), is greater than 110% of $902,000,000 (the “Closing Working Capital Target”), Newco shall pay Pfizer an amount equal to the difference between (a) the Closing Working Capital and (b) 110% of the Closing Working Capital Target. If the Closing Working Capital is less than 85% of the Closing Working Capital Target, Pfizer shall pay Newco an amount equal to the difference between (i) the Closing Working Capital and (ii) 85% of the Closing Working Capital Target. If the Closing Working Capital is equal to 110% of the Closing Working Capital Target, less than 110% of the Closing Working Capital Target but greater than 85% of the Closing Working Capital Target or equal to 85% of the Closing Working Capital Target, neither party will pay the other.

If the cash balance of Newco, as of immediately before the time at which the Distribution occurs (the “Closing Cash”), is greater than $400,000,000 (the “Closing Cash Target”), Newco shall pay Pfizer an amount equal to the difference between (a) the Closing Cash and (b) the Closing Cash Target. If the Closing Cash is less than the Closing Cash Target, Pfizer shall pay Newco an amount equal to the difference between (i) the Closing Cash and (ii) the Closing Cash Target. If the Closing Cash is equal to the Closing Cash Target, neither party will pay the other.

No Representations and Warranties

Except as expressly set forth in the Separation and Distribution Agreement, any Ancillary Agreement, or the Business Combination Agreement, neither Newco nor Pfizer makes any representation or warranty as to (a) the assets, businesses or liabilities to be transferred or assumed as part of the Separation, (b) any consents or governmental approvals required in connection with the Separation, (c) the value of or freedom from any liens of any of the assets, businesses or liabilities to be transferred or assumed, (d) the absence of any defenses or right of setoff or freedom from any counterclaim with respect to any claim or other asset, or (e) the legal sufficiency of any assignment, document, certificate or instrument delivered in connection with the Separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and valid title or interest, free and clear of all security interests and that any necessary consents or governmental approvals are not obtained or that any requirement of laws, agreements, security interests or judgments are not complied with.

Delayed Transfers

The Separation and Distribution Agreement provides that, to the extent transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been completed because such transfer or assumption would violate applicable law, a necessary consent or governmental approval had not been received, a condition precedent to any such transfer was not satisfied or any related relevant fact was not realized or Pfizer, Newco and Mylan agreed to delay such transfer or assumption, the parties will cooperate to effect such transfers or assumptions as promptly as practicable. In such case, the transferring party will hold such delayed asset or delayed liability for the transferee party (with the transferee bearing all of the benefits and burdens of such delayed asset or delayed liability). The parties will use commercially reasonable efforts to obtain any necessary consents or governmental approvals in respect of such delayed assets and delayed liabilities and the party retaining such delayed asset or delayed liability shall treat it in the ordinary course of business in accordance with past practice and take (or refrain from taking) all actions as may be reasonably requested by the party entitled thereto.

The provisions described in the paragraph immediately above will not apply with respect to assets and liabilities in certain delayed markets (the “Delayed Markets”). With respect to the Delayed Markets, Pfizer and Newco will enter into one or more net economic benefit agreements at or prior to the distribution time on terms mutually agreed by Pfizer, Newco and Mylan, providing for, among other things, (a) the retention and operation by Pfizer of assets and liabilities in the Delayed Markets on a transitional basis following the distribution time, (b) the calculation and settlement of payments for the purpose of Pfizer providing Newco the benefits and burdens of such delayed assets following the distribution time and (c) the transfer of such delayed assets and liabilities to Newco or the entry into a third party distributor arrangement with respect to certain delayed assets and liabilities by Pfizer on behalf of Newco if such transfer to Newco has not been completed by the end of the term of such agreement. The term of the net economic benefit agreements will commence on the distribution date and terminate upon the closing of the transfer of the delayed assets and liabilities for the applicable Delayed Market to Newco, or such other date as may be mutually agreed by Pfizer and Newco, but in no event later than the one-year anniversary of the closing, subject to extension by Newco or Pfizer in certain circumstances. During the term of the applicable net economic benefit agreement with respect to any Delayed Market, Newco will pay to Pfizer certain service and distribution fees, as applicable.

The Distribution

The Separation and Distribution Agreement also governs the rights and obligations of Pfizer and Newco regarding the distribution by Pfizer of Newco common stock to Pfizer’s stockholders. At Pfizer’s election pursuant to the Separation and Distribution Agreement, the Distribution may be effected by means of a pro rata distribution of Newco common stock to Pfizer’s stockholders or through an exchange offer of Pfizer common stock for Newco common stock, which may be followed by a pro rata, clean-up distribution to Pfizer’s stockholders of the remaining shares of Newco common stock held by Pfizer that were not exchanged in the exchange offer.

Conditions to the Distribution

The obligation of Pfizer to complete the Distribution is subject to the satisfaction or waiver of all the conditions to the Combination, as set forth in the Business Combination Agreement, other than the condition that the Distribution has been consummated (see “Business Combination Agreement—Conditions to the Combination”). Further, without Mylan’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Distribution will not occur unless each of Pfizer and Newco will have executed and delivered, and caused each of their applicable subsidiaries to execute and deliver, as applicable, all Ancillary Agreements (other than the Specified Purchase Agreement) to which it is a party, and cause to be implemented and become effective certain of Newco’s organizational documents.

Intercompany Agreements; Guarantees

Pursuant to the Separation and Distribution Agreement Pfizer and Newco have terminated, effective as of the time at which the Distribution occurs, all intercompany agreements (including all intercompany accounts payable and receivable), other than agreements in connection with the Separation and the Combination, “trade” intercompany accounts payable and accounts receivable accrued before the time at which the Distribution occurs, agreements to which a third party or a non-wholly owned subsidiary is a party and certain other agreements. Pfizer and Newco shall use their commercially reasonable efforts to settle or terminate before the time at which the Distribution occurs all intercompany accounts representing trade payables and receivables between a member of the Pfizer Group and a member of the Newco Group, incurred before the time at which the Distribution occurs in the ordinary course of business.

In the Separation and Distribution Agreement, Pfizer and Newco agreed to use commercially reasonable efforts to have Newco substituted in all respects for Pfizer, and for Pfizer to be otherwise removed or released, in respect of all of Newco’s obligations under each guarantee given or obtained by Pfizer for Newco’s benefit or for the benefit of the Upjohn Business. Newco agreed to indemnify, hold harmless and promptly reimburse Pfizer for any costs of maintaining any such guarantee, any payments made by Pfizer and for any and all liabilities of Pfizer arising out of, in whole or in part, any performance obligation in accordance with the underlying obligation under or ongoing maintenance of any such guarantee.

In the Separation and Distribution Agreement, Pfizer and Newco also agreed to use commercially reasonable efforts to have Pfizer substituted in all respects for Newco, and for Newco to be otherwise removed or released, in respect of all of Newco’s obligations under each guarantee given or obtained by Newco for the benefit of Pfizer or the Pfizer business. Pfizer agreed to indemnify Newco, hold Newco harmless and promptly reimburse Newco for any costs of maintaining any such guarantee, any payments made by Newco and for any and all liabilities of Newco arising out of, in whole or in part, any performance obligation in accordance with the underlying obligation under or ongoing maintenance of any such guarantee.

Mutual Releases

The Separation and Distribution Agreement provides that, as of the time at which the Distribution occurs, except as expressly provided in the Separation and Distribution Agreement, any Ancillary Agreement or the Business Combination Agreement, Newco will release and forever discharge Pfizer and each other member of the Pfizer Group from:

•	all Upjohn Liabilities; and

•	all liabilities arising from or in connection with the implementation of the transactions and the transactions contemplated by the Internal Reorganization Plan.

The Separation and Distribution Agreement further provides that, as of the time at which the Distribution occurs, except as expressly provided in the Separation and Distribution Agreement, any Ancillary Agreement or the Business Combination Agreement, Pfizer will release and forever discharge Newco and each other member of the Newco Group from:

•	all Pfizer Liabilities; and

•	all liabilities arising from or in connection with the implementation of the transactions and the transactions contemplated by the Internal Reorganization Plan.

The releases do not extend to (a) obligations or liabilities the release of which would result in the release of an unaffiliated third party or (b) obligations or liabilities under any agreements between the parties that remain in effect following the Separation, including, but not limited to, the Separation and Distribution Agreement, the Transition Services Agreements, the Tax Matters Agreement, the Employee Matters Agreement, the transfer documents in connection with the Separation and the Business Combination Agreement.

Indemnification

In the Separation and Distribution Agreement, Newco agreed to indemnify, defend and hold harmless Pfizer, each other member of the Pfizer Group, their affiliates and their respective directors, officers, managers, members, employees and agents, from and against all losses relating to, arising out of or resulting from:

•	any Upjohn Liability;

•	any failure to promptly discharge any Upjohn Liability;

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except to the extent that it relates to a Pfizer Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement for the benefit of any member of the Newco Group by any member of the Pfizer Group that survives following the time at which the Distribution occurs;

•

any breach by any member of the Newco Group of the Separation and Distribution Agreement, any Ancillary Agreement (other than any Ancillary Agreement which expressly provides for separate indemnification therein) or any additional transfer documents;

•	liabilities arising out of claims made by either party’s securityholders or lenders to the extent relating to the Financing or the Permanent Financing; and

•

liabilities arising out of claims made by either party’s securityholders or lenders to the extent relating to any breach by the Mylan Parties or inaccuracy as of closing of the representations and warranties set forth in the Business Combination Agreement relating to information supplied specifically for inclusion in, or incorporation by reference into, certain documents required to be filed with the SEC in connection with the Separation, Distribution and Combination.

In the Separation and Distribution Agreement, Pfizer agreed to indemnify, defend and hold harmless Newco, each other member of the Newco Group, their affiliates and their respective directors, officers, managers, members, employees and agents, from and against all losses relating to, arising out of or resulting from:

•	any Pfizer Liabilities;

•	any failure to promptly discharge any Pfizer Liability;

•

except to the extent it relates to an Upjohn Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement for the benefit of any member of the Pfizer Group by any member of the Newco Group that survives following the time at which the Distribution occurs;

•

any breach by any member of the Pfizer Group of the Separation and Distribution Agreement, any Ancillary Agreement (other than any Ancillary Agreement which expressly provides for separate indemnification therein) or any additional transfer documents;

•

liabilities arising out of claims made by either party’s securityholders or lenders to the extent relating to the use of any information provided by or on behalf of Pfizer or any of its subsidiaries in writing before the closing date in connection with the Financing or the Permanent Financing; and

•

liabilities arising out of claims made by either party’s securityholders or lenders to the extent relating to any breach by Pfizer or inaccuracy as of closing of the representations and warranties set forth in the Business Combination Agreement relating to information supplied specifically for inclusion in, or incorporation by reference into, certain documents required to be filed with the SEC in connection with the Separation, Distribution and Combination.

The Separation and Distribution Agreement also establishes procedures with respect to claims subject to indemnification and related matters. Under the Separation and Distribution Agreement, the amount of any indemnifiable loss will be reduced by any insurance proceeds or similar amounts actually recovered by the indemnified party in respect of the indemnifiable loss. Indemnification with respect to taxes will generally be governed solely by the Tax Matters Agreement or the Employee Matters Agreement, as applicable.

Insurance

Following the Distribution, the members of the Newco Group and the Upjohn Business will no longer be covered under the insurance policies of the Pfizer Group, and Pfizer will retain all rights to control such policies. Newco and its subsidiaries will have the right to access occurrence-based coverage (to the extent such coverage exists) under the insurance policies of the Pfizer Group for claims asserted after the time at which the Distribution occurs but arising out of an occurrence before the time at which the Distribution occurs, but only to the extent such policies provide for such coverage without cost to Pfizer and its subsidiaries.

Further Assurances

In addition to the actions specifically provided for in the Separation and Distribution Agreement, each of Pfizer and Newco agree to cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement, the Ancillary Agreements and certain local separation agreements.

Expenses

Except as otherwise specified in the Separation and Distribution Agreement, the Business Combination Agreement or the Ancillary Agreements, and except as otherwise agreed in writing between Pfizer and Newco, each party and the members of its group shall each be responsible for their own fees, costs and expenses paid or incurred in connection with the transactions.

Dispute Resolution

The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in the Ancillary Agreements, the resolution of disputes, controversies or claims that may arise between Pfizer and Newco related to the Separation and Distribution Agreement or any Ancillary Agreement or any additional transfer document, or the transactions contemplated hereby or thereby (but not including the Business Combination Agreement or the Combination), or the commercial or economic relationship of the parties relating thereto. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims first by escalation of the dispute to senior management of Pfizer and Newco before the parties avail themselves of any other remedies. If senior management is unable to resolve a dispute within a specified period, the dispute may be submitted by either party to mediation in accordance with the Separation and Distribution Agreement. If the parties are unable to resolve the dispute through mediation within a specified period, the dispute may be submitted by either party to any court of competent jurisdiction in accordance with the Separation and Distribution Agreement.

Certain Business Matters

As soon as practicable following the time at which the Distribution occurs but no later than 90 days following such time, except as set forth in any Ancillary Agreement, the Newco Group shall (a) cease to use certain specified trademarks and hold themselves out as having any affiliation with the Pfizer Group and (b) strike over, or otherwise obliterate all these trademarks from the Upjohn Assets and all assets and other materials owned by the Newco Group, provided that for a period of three years following the time at which the Distribution occurs, the Newco Group shall receive a non-exclusive, non-assignable, royalty-free license to use certain of these trademarks, subject to terms and conditions set forth in the Separation and Distribution Agreement.

As soon as practicable following the time at which the Distribution occurs but no later than 90 days following such time, except as set forth in any Ancillary Agreement, the Pfizer Group shall (a) cease to use certain specified trademarks and hold themselves out as having any affiliation with the Newco Group and (b) strike over, or otherwise obliterate all these trademarks from the Pfizer Assets and all assets and other materials owned by the Pfizer Group; provided that, for a period of three years following the time at which the Distribution occurs, the Pfizer Group shall receive a non-exclusive, non-assignable, royalty-free license to use certain of these trademarks, subject to terms and conditions set forth in the Separation and Distribution Agreement.

The Separation and Distribution Agreement further provides that during the first three years following the time at which the Distribution occurs, Newco has a right of first negotiation with respect to certain licenses to market and distribute certain specified Pfizer products as an authorized generic pharmaceutical product in a particular country.

Other Matters

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination, Amendment and Waiver

The Separation and Distribution Agreement provides that it shall terminate immediately upon termination of the Business Combination Agreement, if the Business Combination Agreement is terminated in accordance with its terms before the time at which the Distribution occurs. Except for a termination described in the immediately preceding sentence, the Separation and Distribution Agreement may not be terminated except as set forth in the Business Combination Agreement. After the time at which the Distribution occurs, the Separation and Distribution Agreement may not be terminated, except by an agreement in writing signed by a duly authorized officer of each of Pfizer and Newco.

Before the time at which the Distribution occurs, neither Pfizer nor Newco may amend or waive any provision of the Separation and Distribution Agreement without Mylan’s prior written consent.

Governing Law and Jurisdiction

The Separation and Distribution Agreement and, unless expressly provided therein, each Ancillary Agreement and all actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement and each Ancillary Agreement, as applicable, or the negotiation, execution or performance hereof or thereof shall be governed by and construed in accordance with the law of the State of Delaware, without regard to any laws or principles thereof that would result in the application of the laws of any other jurisdiction. Each party to the Separation and Distribution Agreement has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware (or, if such court does not have jurisdiction, any state court in the State of Delaware), and any appellate court from any appeal thereof, in any action arising out of or relating to the Separation and Distribution Agreement or the Ancillary Agreements or the transactions contemplated thereby.

ADDITIONAL TRANSACTION AGREEMENTS

Transition Services Agreements

Pfizer and Newco will enter into the Transition Services Agreements, pursuant to which Pfizer and the applicable members of the Pfizer Group and Newco and the applicable members of the Newco Group will provide certain services to each other on an interim, transitional basis after the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution. The services that will be provided by each party will be described in the schedules attached to the Transition Services Agreements. The services generally have an initial term of 24 months, subject to the recipient’s right to extend the term of a service for up to two six-month periods. This summary is qualified by reference to the complete text of the form of Transition Services Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part.

The services will be provided at cost plus five percent, subject to certain reductions. The service fees will be subject to an additional five percent markup during the first six-month extension period and an additional 10% markup during the second six-month extension period, as applicable. Pfizer and Newco will each bear 50% of the first $380,000,000 of certain reasonable out-of-pocket costs incurred by Pfizer in connection with the services, with Newco bearing all of such costs in excess of $380,000,000.

The maximum liability of the applicable provider under the Transition Services Agreements will be limited to the aggregate service fees paid to such party in respect of a 24-month period (or, if the event giving rise to the claim occurred before the first anniversary of the date of the Transition Services Agreements, the aggregate service fees paid to such party on an annualized basis), except in the case of such party’s gross negligence, fraud or willful misconduct, for which such party is required to indemnify the other party. The Transition Services Agreements include a waiver of any special, incidental, indirect, collateral, consequential or punitive damages, except where such damages are paid to a third party.

Tax Matters Agreement

Pfizer and Newco will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Distribution or certain related transactions to qualify as tax-free transactions. The Tax Matters Agreement also sets forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part.

In general, the Tax Matters Agreement governs the rights and obligations of Pfizer, on the one hand, and Newco, on the other hand, after the Distribution with respect to taxes for both pre-Distribution and post-Distribution periods. Under the Tax Matters Agreement, Pfizer generally is responsible for pre-Distribution taxes (including taxes attributable to Newco), and Newco generally is responsible for post-Distribution taxes attributable to Newco. Furthermore, Pfizer is generally responsible for any taxes that arise from the failure of the Distribution and certain related transactions to qualify as tax-free transactions unless and to the extent that such failure to qualify is attributable to certain actions (described below) taken by Newco.

The Tax Matters Agreement further provides that Newco and its subsidiaries will indemnify Pfizer for (a) all taxes for which Newco is responsible as described above, (b) all taxes incurred by reason of certain actions or events, or by reason of any breach by Newco or any of its subsidiaries of any of their respective representations, warranties or covenants under the Tax Matters Agreement that, in each case, affect the tax-free status of the Distribution and certain related transactions and (c) any costs and expenses related to the foregoing

(including reasonable attorneys’ fees and expenses). Pfizer will indemnify Newco and its subsidiaries for (i) all taxes for which Pfizer is responsible as described above and (ii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

The Tax Matters Agreement also provides that Newco will maintain the corporate ownership structure of, and refrain from taking certain other related actions with respect to, certain foreign subsidiaries of Newco from and after the distribution time until the first December 1 following the distribution time.

In addition, the Tax Matters Agreement generally will prohibit Newco and its subsidiaries from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions. Furthermore, unless an exception applies, for a two-year period following the date of the Distribution, none of Newco or any of its subsidiaries may:

•	engage in transactions in which its stock is acquired;

•	engage in certain mergers or consolidations;

•	discontinue the active conduct of the Upjohn Business;

•	sell certain assets;

•	redeem or repurchase any of its stock; or

•	amend the Newco Charter or take any other action affecting the relative voting rights of any of its stock or stock rights.

In order for Newco or its subsidiaries to take an action that is otherwise prohibited as described above, Newco must (a) request that Pfizer obtain an IRS ruling or otherwise provide to Pfizer an unqualified tax opinion acceptable to Pfizer to the effect that such action will not affect the tax-free status of the Distribution and certain related transactions (such IRS ruling or unqualified tax opinion, “Legal Comfort”) or (b) receive from Pfizer a waiver of the requirement to obtain Legal Comfort with respect to such action. However, if Newco or its subsidiaries takes any of the actions above and such actions result in tax-related losses to Pfizer, Newco and its subsidiaries generally are required to indemnify Pfizer for such losses, without regard to whether Newco obtained Legal Comfort or a waiver thereof.

Employee Matters Agreement

In connection with the transactions, Pfizer and Newco will enter into an Employee Matters Agreement with respect to the transfer of certain employees engaged in the Upjohn Business and related matters, including terms of employment, benefit plan transition and coverage and other compensation and labor matters. This summary is qualified by reference to the complete text of the form of the Employee Matters Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part.

The Employee Matters Agreement will provide that:

•

Newco generally will assume or retain liabilities associated with Newco employees and independent contractors, as well as liabilities for former employees and independent contractors who primarily served the Upjohn Business and whose employment terminated on or after December 1, 2018 (in non-U.S. jurisdictions) or January 1, 2019 (in U.S. jurisdictions);

•

Pfizer generally will assume or retain liabilities associated with Pfizer employees and independent contractors, as well as liabilities for former Pfizer employees and independent contractors, in each case, other than the Newco employees and former Newco employees;

•	Newco employees include any employee who is exclusively or primarily engaged in the Upjohn Business and is listed on a certain employee census provided to Mylan by Pfizer, and certain additional employees hired or transferred into the Upjohn Business to replace an employee listed on such census whose employment terminates prior to the Distribution or whose hiring is consistent with the needs and objectives of the Upjohn Business and certain financial projections;

•

Pfizer will generally retain liabilities in respect of notice and severance obligations arising from the transfers of employees from the Pfizer Group to the Newco Group in connection with the Distribution that are contemplated by the Internal Reorganization Plan; and

•

With respect to any Pfizer or Newco employee whose transfer to the Pfizer Group or the Newco Group, as applicable, is delayed, Pfizer or Newco, as applicable, will generally be responsible for any liabilities relating to such employees and will receive the benefit of such employees’ services.

Notwithstanding the general rules described above:

•

The Pfizer Group will retain all assets and liabilities relating to the Pfizer U.S. defined benefit pension plan, and the Newco Group will retain all assets and liabilities relating to the Puerto Rico defined benefit pension plans. With respect to non-U.S. defined benefit pension and termination benefit plans, Newco will generally establish or designate plans similar to the Pfizer plans to assume assets and liabilities for current and former Newco employees, with the transfer of assets on a projected benefit obligation (“PBO”) basis. Pfizer will establish a defined benefit pension plan to assume assets and liabilities for current and former Pfizer employees and former Newco employees who currently participate in the Japan defined benefit pension plan, with the transfer of assets from Newco to Pfizer to be on a PBO basis.

•

The Pfizer Group will generally retain all assets and liabilities in respect of the Pfizer Savings Plan and assume all assets and liabilities in respect of the Pfizer Puerto Rico Savings Plan for Employees Resident in Puerto Rico, in each case, subject to permitted rollovers of participant account balances. Unless otherwise required by law, the Newco Group will retain all assets and liabilities in respect of the Japan defined contribution plan, and the Pfizer Group will generally retain all assets and liabilities in respect of defined contribution plans in which current and former Newco employees participate outside the United States and Japan, in each case, subject to permitted rollovers of participant account balances. Pfizer and Newco, as applicable, will take any actions necessary to permit employees to make rollover contributions to defined contribution plans designated by the Newco Group or the Pfizer Group, as applicable.

•	The Pfizer Group will retain all assets and liabilities in respect of the Pfizer non-qualified deferred compensation plans.

•	Pfizer will retain liability for life insurance claims incurred by current and former Newco employees before the Distribution (other than claims incurred under a Newco life insurance plan).

•

Pfizer will retain liabilities for long-term disability benefits for all former Newco employees and for all current Newco employees who were receiving short-term disability benefits as of the time at which the Distribution occurs who subsequently became entitled to long-term disability benefits (other than in respect of any claims incurred under a Newco long-term disability plan).

•

Pfizer will retain liabilities in respect of former Newco employees under the Pfizer Canada ULC Post-Retirement Benefit Plan and all liabilities in respect of U.S. retiree medical plans, and Newco will assume liabilities in respect of current Newco employees under the Pfizer Canada ULC Post-Retirement Benefit Plan and will retain liabilities in respect of current and former Newco employees and Pfizer employees under the Pfizer Puerto Rico Retiree Medical and Dental Plan.

•

In the event severance compensation or benefits are paid or provided in connection with certain terminations of employment (or notification of such termination, among other circumstances) during a period of time following the Distribution Time in respect of Newco employees primarily engaged as of the Distribution Time in the sale or marketing of Lyrica in Japan, Pfizer will reimburse Newco for fifty percent of such severance compensation or benefits in certain circumstances.

The Employee Matters Agreement will also provide, in general, for (i) the pro rata vesting immediately prior to the Distribution and settlement in accordance with the existing terms of each outstanding Pfizer equity award and long-term incentive cash award granted after July 28, 2019 held by Newco employees and (ii) the grant to each Newco employee of a replacement award in the form of an equity award from Newco based on the value of any forfeited Pfizer award, with each such replacement award to generally be subject to the same terms and conditions as the corresponding forfeited Pfizer award. Pfizer equity awards held by current and former employees and non-employee directors of Pfizer and Pfizer awards held by Newco employees that remain outstanding following the Distribution will generally remain denominated in shares of Pfizer common stock, and Pfizer will adjust the terms of such awards as it determines to be appropriate to preserve the value of such awards in connection with the Distribution.

Manufacturing and Supply Agreements

Pfizer and Newco will enter into the Manufacturing and Supply Agreements, pursuant to which Pfizer and the applicable members of the Pfizer Group and Newco and the applicable members of the Newco Group will manufacture and supply certain products to each other on an interim, transitional basis. Pfizer will manufacture and supply to Newco certain products of the Upjohn Business currently manufactured at Pfizer facilities that will not be transferred to Newco pursuant to the terms of the Separation and Distribution Agreement. Newco will manufacture and supply to Pfizer certain products of Pfizer’s retained business currently manufactured at Newco facilities that will be transferred to Newco pursuant to the terms of the Separation and Distribution Agreement. Each Manufacturing and Supply Agreement will incorporate facility addenda setting forth terms specific to the manufacturing activities to be conducted at each facility involved in manufacturing and a quality agreement allocating quality-related responsibilities between the parties. The parties intend that the products will be sold at a price reflecting the cost of certain product materials and certain conversion costs, plus a 10% mark-up with respect to such conversion costs. This summary is qualified by reference to the complete text of the form of Manufacturing and Supply Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part.

The Manufacturing and Supply Agreements will not contain specified minimum purchase quantities. However, each of Pfizer and Newco (as customer) will be required to provide, on a monthly basis, a rolling 18-month demand forecast with the first three months of each forecast deemed binding. In addition, each of Pfizer and Newco (as customer) will be subject to an exclusive purchase requirement with respect to products manufactured and supplied under the applicable Manufacturing and Supply Agreement. The exclusive purchase requirement will apply on a product-by-product and country-by-country basis within the applicable territory to 100% of the customer’s total requirements for such product in the first two years of the term, and to fifty percent of the customer’s total requirements for such product in the third year of the term.

Unless otherwise provided in the applicable facility addendum, each Manufacturing and Supply Agreement will have a term of four years, subject to extension by the customer for up to three additional one-year periods by written notice given to the manufacturer not less than 12 months before the expiration of the initial term or the applicable extension period. Each Manufacturing and Supply Agreement and/or the applicable facility addendum may be terminated in certain circumstances, including as follows: (a) by mutual agreement of the parties; (b) by either party upon an uncured material breach or insolvency of the other party; (c) by the customer on a product-by-product basis, if the customer cannot continue to distribute, use, market or sell the applicable product without violating any then-current laws; (d) by the customer on a product-by-product basis, if the customer fails to order the applicable product during any 18-month period (subject to specified exceptions); or (e) by the customer, if the manufacturer violates certain anti-bribery representations and covenants. In addition, if the manufacturer disposes of a facility subject to one or more facility addenda, the customer will be entitled for a period of six months to terminate any facility addendum with respect to such facility. The customer will also have the right to effect a termination on a product-by-product basis in certain failure to supply circumstances.

IP Matters Agreement

Pfizer and Newco will enter into an IP Matters Agreement in respect of certain intellectual property (including patents, copyrights and know-how) used by the Pfizer Group in the current conduct of the Upjohn Business. This summary is qualified by reference to the complete text of the form of IP Matters Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part. Pursuant to the IP Matters Agreement, Pfizer will grant to each member of the Newco Group a worldwide, royalty-free, fully paid-up, generally non-sublicensable, perpetual, irrevocable, non-terminable, non-exclusive license:

•

to patents and patent applications that are controlled by the Pfizer Group and used, held for use, or planned for use by Pfizer or any of its affiliates in the Upjohn Business before the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution, solely for purposes of exploiting certain specified Upjohn products and improvements thereto;

•

to manufacturing process patents and patent rights controlled by the Pfizer Group and used, held for use, or planned for use by Pfizer or any of its affiliates in the Upjohn Business before the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution, solely for purposes of exploiting Upjohn products and improvements thereto; and

•

to copyrights and know-how that are controlled by the Pfizer Group and used, held for use, or planned for use by Pfizer or any of its affiliates in the Upjohn Business before the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution, solely for purposes of exploiting certain specified Upjohn products and improvements thereto.

Newco will grant back to each member of the Pfizer Group a worldwide, royalty-free, fully paid-up, generally non-sublicensable, perpetual, irrevocable, non-terminable non-exclusive license under the patents and patent applications, copyrights and know-how included in the intellectual property transferred to Newco pursuant to the Separation and Distribution Agreement to conduct Pfizer’s retained businesses.

Each of Pfizer and Newco will be able to sublicense its rights under the IP Matters Agreement to affiliates, consultants, subcontractors, vendors, manufacturers, suppliers or other agents retained by such party to conduct its business, provided that any sublicensee is bound by the terms and conditions of the IP Matters Agreement.

Trademark License Agreement

Pfizer and Newco will enter into a Trademark License Agreement in respect of certain of Pfizer’s marks to be used by the Newco Group in the conduct of the Upjohn Business for a transitional period of three years after the date on which Pfizer no longer holds shares of Newco common stock as a consequence of the Distribution. This summary is qualified by reference to the complete text of the form of Trademark License Agreement, which is incorporated by reference into this document and is filed as an exhibit to the registration statement of which this document is a part. Pursuant to the Trademark License Agreement, Pfizer will grant to each member of the Newco Group an exclusive, fully paid-up, royalty-free, generally non-sublicensable and non-transferable limited license to use the Pfizer word mark and the Pfizer logo, solely as part of a combined mark incorporating both the Pfizer and Newco word marks or both the Pfizer and Newco logos, and to hold itself out as “Upjohn, a legacy company of Pfizer,” including in:

•	external communications or publicity materials, such as press releases or advertising campaigns for the Upjohn Business;

•	promotional materials for the Upjohn Business; and

•	the marketing of the Upjohn Business, including on the Internet.

Newco will grant back to the members of the Pfizer Group a non-exclusive, fully paid-up, royalty-free, generally non-sublicensable and non-transferable perpetual license to use the Newco word mark solely for certain specified non-commercial purposes.

Each of Pfizer and Newco will be able to sublicense its rights under the Trademark License Agreement to affiliates, consultants, subcontractors, vendors, manufacturers, suppliers or other agents retained by such party to conduct its business, provided that any sublicensee is bound by the terms and conditions of the Trademark License Agreement and subject to other specified conditions.

Specified Purchase Agreement

In connection with the Separation and Distribution Agreement and the Business Combination Agreement, Pfizer, Newco and Mylan previously agreed to conduct diligence and negotiate with respect to a purchase agreement (the “Specified Purchase Agreement”) pursuant to which Pfizer would transfer its Meridian Medical Technologies business (the “Meridian Business”) to Newco. The Meridian Business primarily manufactures, markets and distributes medical auto-injectors and other medical devices and products, which include ATNAA and DuoDote, among others. The Meridian Business is also Mylan’s supplier of EpiPen Auto-Injectors pursuant to an agreement with Mylan for the manufacture and supply of EpiPen Auto-Injectors commercialized by Mylan. The Meridian Business is not a “significant subsidiary” of Pfizer within the meaning of Rule 1-02(w) of Regulation S-X and is not expected to be a “significant subsidiary” of Newco following the transaction (if consummated). The terms of the Specified Purchase Agreement (if executed) are expected to reflect substantially similar terms as the Business Combination Agreement and the Separation and Distribution Agreement, but taking into account differences in the lines of business and relative sizes of the Upjohn Business and the Meridian Business. For example, the Specified Purchase Agreement (if executed) would provide for the transfer to Newco of certain assets and the assumption by Newco of certain liabilities, in each case, related to the Meridian Business, with Pfizer retaining or assuming, as applicable, the remainder of the assets and liabilities held by Pfizer or its subsidiaries, and each party is expected to indemnify the other for the liabilities assumed by such party in the Specified Purchase Agreement on substantially similar terms as contained in the Separation and Distribution Agreement with respect to the Upjohn Business. Each party would provide customary representations and warranties and be subject to customary covenants, which, in each case, are expected to be substantially similar to those contained in the Business Combination Agreement with respect to the Upjohn Business (but taking into account differences in the lines of business and relative sizes of the Upjohn Business and the Meridian Business). While the parties are in the process of negotiating the material terms of the Specified Purchase Agreement, it is expected that the purchase price for the Meridian Business to be paid by Newco would not have a material impact on Newco’s cash balance if the transaction were consummated. In addition to customary conditions substantially similar to the conditions set forth in the Business Combination Agreement and the Separation and Distribution Agreement (but taking into account differences between the Reverse Morris Trust transaction structure of the Separation, Distribution and Combination, on the one hand, and the purchase of the Meridian Business, on the other hand), the parties’ respective obligations to consummate the transfer of the Meridian Business is expected to be conditioned on the completion of the Combination. The consummation of the transfer would be expected to occur shortly after the consummation of the Combination. The Specified Purchase Agreement (if executed) would terminate automatically upon the termination of the Business Combination Agreement.

Pfizer, Newco and Mylan have agreed to seek any antitrust approvals mutually agreed upon as being necessary or advisable to consummate the transfer of the Meridian Business as promptly as practicable after the execution of the Business Combination Agreement. If the transfer of the Meridian Business were identified by any governmental authority as a material impediment to or cause for material delay in the completion of the Combination under any antitrust or other similar regulation, Mylan would be obligated to instruct Newco to terminate the Specified Purchase Agreement (if executed).

The parties continue to discuss potential arrangements with respect to the Meridian Business.

INFORMATION ABOUT MYLAN

Mylan N.V., along with its subsidiaries, is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership.

Mylan offers a portfolio of more than 7,500 marketed products around the world, including prescription generic, branded generic, brand-name and biosimilar drugs and over-the-counter remedies. Mylan offers a wide range of antiretroviral therapies, upon which approximately 40% of HIV/AIDS patients depend globally. Mylan markets its products in more than 165 countries and territories. Every member of Mylan’s approximately 35,000-strong global workforce is dedicated to delivering better health for a better world.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England and its group global headquarters at 1000 Mylan Blvd., Canonsburg, PA 15317. Mylan N.V.’s ordinary shares are listed on the NASDAQ under the symbol “MYL”.

For a more detailed description of Mylan’s business and operations, see Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and Quarterly Report on Form 10-Q for the quarter-ended March 31, 2020, each of which are incorporated by reference herein. See “Where You Can Find Additional Information”.

INFORMATION ABOUT PFIZER

Pfizer Inc. is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products, including innovative medicines and vaccines. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Pfizer collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Pfizer’s revenues are derived from the sale of its products and, to a much lesser extent, from alliance agreements, under which it co-promotes products discovered or developed by other companies or itself. The majority of Pfizer’s revenues come from the manufacture and sale of biopharmaceutical products. Pfizer was incorporated under the laws of the State of Delaware on June 2, 1942.

Pfizer’s internet address is www.pfizer.com. Please note that Pfizer’s internet address is included in this document as an inactive textual reference only. The information contained on Pfizer’s website is not incorporated by reference into this document or any future documents that may be filed with the SEC and should not be considered part of this document. Pfizer makes available on this website free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC. Investors may access these filings in the “Investors” section of Pfizer’s website.

For a more detailed description of the business of Pfizer, see Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020; Pfizer’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2020, filed with the SEC on May 7, 2020; and Pfizer’s Current Reports on Form 8-K filed with the SEC on February 11, 2020, February 28, 2020, March 2, 2020, March 4, 2020, March 27, 2020, April 2, 2020, April 24, 2020, May 19, 2020, May 22, 2020, May 28, 2020 and June 1, 2020.

INFORMATION ABOUT THE UPJOHN BUSINESS

Pursuant to the Separation and before the Distribution and the Combination, Pfizer will transfer the Upjohn Business to Newco, a wholly owned subsidiary of Pfizer, as further described elsewhere herein.

Upjohn Business Overview

The Upjohn Business is currently a business unit of Pfizer and is a global leader in the commercialization and manufacturing of pharmaceutical products. With $10.2 billion in revenues in 2019, the Upjohn Business is the largest China-based global pharmaceutical operation, and Upjohn products are sold in approximately 120 countries around the world. These products are used to treat non-communicable diseases (“NCDs”) across a broad range of therapeutic areas, including:

•	cardiovascular;

•	pain and neurology;

•	psychiatry;

•	urology; and

•	ophthalmology.

The Upjohn name traces its history to 1886, when The Upjohn Company was formed in Kalamazoo, Michigan by Dr. William E. Upjohn. Pfizer acquired the brand through its acquisition of Pharmacia Corporation in 2003. The products comprising the Upjohn Business’s portfolio of 20 globally recognized brands are the result of decades of development and strategic investments.

Products

The Upjohn Business has the following 20 globally recognized pharmaceutical brands, as well as the Greenstone generics platform:

The Upjohn Business’s top five products by revenue are:

•

Lipitor (atorvastatin calcium). In 2019, the Upjohn Business estimates that Lipitor was used by approximately 14 million patients worldwide. Lipitor generated approximately $2.0 billion in revenues in 2019, accounting for approximately 19.3% of the total 2019 revenues of the Upjohn Business. Lipitor is primarily indicated for the treatment of elevated LDL-cholesterol levels in the blood and prevention of cardiovascular complications. Lipitor is the top-selling prescription pharmaceutical product in history based on cumulative sales and is currently still the leading statin brand by sales globally.

•

Lyrica (pregabalin). In 2019, the Upjohn Business estimates that Lyrica was used by approximately six million patients worldwide. Lyrica generated approximately $3.3 billion in revenues in 2019, accounting for approximately 32.5% of the total 2019 revenues of the Upjohn Business. This included $2.0 billion in the United States, where the patent for pediatric exclusivity expired in June 2019 and multi-source generic competition began on July 19, 2019. Lyrica is indicated for the management of post-herpetic neuralgia, diabetic peripheral neuropathy, fibromyalgia, neuropathic pain and as adjunctive therapy for adult patients with partial onset seizures.

•

Norvasc (amlodipine besylate). In 2019, the Upjohn Business estimates that Norvasc was used by approximately nine million patients worldwide. Norvasc generated approximately $1.0 billion in revenues in 2019, accounting for approximately 9.3% of the total 2019 revenues of the Upjohn Business. Norvasc is primarily indicated for the treatment of hypertension, coronary artery disease and chronic stable angina.

•

Celebrex (celecoxib). In 2019, the Upjohn Business estimates that Celebrex was used by approximately six million patients worldwide. Celebrex generated approximately $724 million in revenues in 2019, accounting for approximately 7.1% of the total 2019 revenues of the Upjohn Business. Celebrex is indicated for the treatment of a range of chronic arthritic, rheumatologic and acute pain conditions.

•

Viagra (sildenafil citrate). In 2019, the Upjohn Business estimates that Viagra was used by approximately three million patients worldwide. Viagra generated approximately $526 million in revenues in 2019, accounting for approximately 5.1% of the total 2019 revenues of the Upjohn Business. Viagra is primarily indicated for the treatment of erectile dysfunction, and was the first oral dose pharmaceutical product approved to treat such indication.

The Upjohn Business’s pharmaceutical products have been used to treat NCDs for decades, and the Upjohn Business believes that the Upjohn Business and its products have a reputation for quality and reliability. As a result, there is strong demand for the Upjohn Business’s branded products even though all of such products have lost exclusivity in major markets (other than Lyrica and Effexor in Japan). The patent for Celebrex in Japan expired in November 2019, and generics will enter the market in June 2020.

The Upjohn Business is committed to its mission of relieving the burden of NCDs with quality medicines for patients everywhere. The Upjohn Business expects that the demand for medicines that treat NCDs will continue to rise. Despite significant medical advancements in the prevention and treatment of chronic conditions, NCDs continue to be the leading cause of death and disability globally. The Upjohn Business believes that its presence and commercial capability across the world will help it meet the global demand for medicines to treat NCDs. For additional information regarding Upjohn Business products, see the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of the Upjohn Business” included in this document.

Operations

The Upjohn Business has a global commercial infrastructure. The Upjohn Business and the pharmaceutical industry in general are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, the Upjohn Business manages its commercial operations through three reporting segments: Developed Markets, Greater China and Emerging Markets.

In the three months ended March 29, 2020, approximately 60%, 26% and 14% of the Upjohn Business’s revenue was generated in its Developed Markets, Greater China and Emerging Markets segments, respectively. In the year ended December 31, 2019, approximately 66%, 24% and 10% of the Upjohn Business’s revenue was generated in its Developed Markets, Greater China and Emerging Markets segments, respectively. Pediatric exclusivity for Lyrica expired in the United States in June 2019 and multi-source generic competition commenced on July 19, 2019. As a result, the Upjohn Business’s sales of Lyrica in the United States declined significantly, and the percentage of the Upjohn Business’s revenue contributed by the Greater China and Emerging Markets segments increased significantly beginning in the third quarter of 2019. Excluding Lyrica sales in the United States, approximately 41% and 43% of the Upjohn Business’s revenue in the three months ended March 29, 2020 and in the full year ended December 31, 2019, respectively, was generated in Greater China and Emerging Markets. For additional information regarding Upjohn Business operations, see the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of the Upjohn Business” included in this document.

The Upjohn Business has approximately 7,900 sales and marketing personnel across its three geographic segments. The Upjohn Business’s sales and marketing organization has deep commercial relationships around the world. The Upjohn Business uses this global commercial infrastructure to further expand the Upjohn Business’s presence in new and existing markets. The Upjohn Business focuses on (a) physicians, by providing medical information regarding its products and raising awareness through medical education, (b) pharmacists and retail channels, to help ensure fulfillment of prescriptions with Upjohn products and to maintain inventory levels and optimize product visibility, and (c) large, complex institutions, through key account management and relationship development. The Upjohn Business also engages in tenders in certain markets and has established teams and proprietary systems to efficiently identify and capitalize on tender opportunities. The Upjohn Business also has deep expertise in effective patient access initiatives. These approaches are also supported through the Upjohn Business’s use of emerging digital channels, including its database that reaches over two million physicians, to enhance disease awareness, increase physician and patient outreach and improve diagnosis and treatment rates. The Upjohn Business tailors its sales and marketing approach to the regulatory environment and customer needs of the particular market.

In addition to the Upjohn Business’s sales and marketing teams, the Upjohn Business has a team of medical affairs professionals who work to identify unmet needs of patients and healthcare professionals, forge partnerships with experts and other key stakeholders and conduct medical education activities. The Upjohn Business’s extensive experience generating clinical and real-world evidence supports appropriate use of its products and cultivates new insight into patient needs, including through partnerships with healthcare stakeholders. The Upjohn Business’s medical affairs professionals are deployed around the world to communicate this clinical and real-world evidence through these key partnerships and other forums to educate about NCDs, increase awareness of the Upjohn Business’s medicines and improve diagnosis and treatment rates. The Upjohn Business also uses its vast real-world database to identify, develop and launch new product indications, formulations and enhancements to further meet patient needs.

The Upjohn Business’s world-class regulatory team supports its market expansions and works to obtain and maintain regulatory approvals worldwide. In 2019, the Upjohn Business completed approximately 9,200 regulatory submissions worldwide. The Upjohn Business’s regulatory team also has extensive experience in assessing external portfolio, product and technology opportunities, as well as integrating in-licensed portfolios and global acquisitions.

Manufacturing

The Upjohn Business manufactures its products through a combination of in-house capabilities and contract manufacturers. The Upjohn Business has had a manufacturing presence in Greater China since its Dalian facility opened in 1989. The Upjohn Business’s manufacturing facilities have a legacy of accomplishments through product launches, technology transfers and local and global expansions to meet growing demand for the Upjohn Business’s products. The Upjohn Business believes that a robust quality system is crucial to maintaining the Upjohn Business’s worldwide brand reputation for quality, safety and effectiveness. The Upjohn Business’s world-class manufacturing facilities have a lengthy track record of quality and safety, and the Upjohn Business applies rigorous quality checks and requirements to its facilities as well as to its third-party manufacturers. The Upjohn Business has manufacturing capabilities across a broad range of active pharmaceutical ingredients (“APIs”) and dosage forms (including tablets, capsules, ophthalmics, sustained release doses and advanced technological capabilities, such as laser-drilled and osmotic pump bi-layer tablets).

The Upjohn Business currently owns eight manufacturing facilities in seven countries. The chart below provides additional detail of each of the Upjohn Business’s manufacturing facilities:

Location	Size (sq. ft.)	Year Established	Capability
Vega Baja, Puerto Rico	750,000	1972	Solid oral dose
Barceloneta, Puerto Rico	550,000	1973	API and solid oral dose
Tuas, Singapore	500,000	2000	API
Cairo, Egypt	350,000	1962	Solid oral dose
Dalian, China	230,000	1990	Solid oral dose
Little Island, Ireland	170,000	1978	API
Istanbul, Turkey	150,000	1958	Solid oral dose
Algiers, Algeria	50,000	1998	Solid oral dose

All of the Upjohn Business’s manufacturing facilities hold the required licenses and registrations, including cGMP certifications, necessary to produce and manufacture Upjohn products. The Upjohn Business’s Dalian facility was the first ever cGMP-certified manufacturing facility in China. The Upjohn Business is committed to supplying the highest-quality medicines in a manner that ensures quality, compliance and safety.

Customers

The Upjohn Business primarily sells its pharmaceutical products to wholesalers and third-party distributors. In the three months ended March 29, 2020 and in each of the years ended December 31, 2019, 2018 and 2017, revenues from the Upjohn Business’s five largest customers in the corresponding periods in aggregate accounted for approximately 29%, 41%, 47% and 53% of the Upjohn Business’s total revenues, respectively. In the three months ended March 29, 2020, no single customer accounted for 10% or more of the Upjohn Business’s total revenues. In the years ended December 31, 2019, 2018 and 2017, revenue from the Upjohn Business’s largest customer, McKesson, accounted for approximately 13%, 17% and 19% of the Upjohn Business’s total revenues, respectively.

Competition

The global pharmaceutical market is highly competitive and fragmented, and is comprised of numerous global, as well as smaller regional and local, pharmaceutical companies. Certain of the Upjohn Business’s competitors have products (on- or off-patent) that treat the same diseases and conditions that Upjohn products treat. Certain of the Upjohn Business’s competitors also produce and sell the same underlying molecule as the Upjohn Business’s originator brands (i.e., generic and branded generic products). The Upjohn Business’s major global competitors are large pharmaceutical companies that manufacture and sell off-patent medicines for the same indications as the Upjohn products, including companies such as AstraZeneca, Merck, Novartis, Boehringer, Eli Lilly, Lundbeck and Astellas, as well as large pharmaceutical companies that sell generic alternatives of the Upjohn Business’s molecules, such as Novartis/Sandoz and Teva. The Upjohn Business also competes with regionally focused generic players, such as CR Pharma and Zhejiang Huahai in Greater China and Sun Pharma and Aspen in Emerging Markets.

The Upjohn Business believes that it competes on the basis of brand efficacy/safety, brand recognition, promotion activities, price, product quality and supply reliability and customer relationships. The Upjohn Business’s extensive history as a provider of high-quality pharmaceutical products globally has enabled the Upjohn Business to develop strong relationships with medical professionals, hospitals, payers and other stakeholders. Although the Upjohn Business’s core products are well-established in their respective markets and therapeutic areas, it is possible for additional competitors to successfully develop, acquire or in-license products in an effort to gain market share. The Upjohn Business’s products may also compete with new therapies which can alter the treatment paradigms for the Upjohn Business’s lead indications.

Environmental Matters

The Upjohn Business’s operations are subject to a wide range of national, state and/or local environmental laws and regulations. These laws and regulations govern matters such as the emission and discharge of hazardous materials into the ground, air or water; the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including record-keeping, reporting and registration requirements; and the health and safety of the Upjohn Business’s employees. These laws and regulations also require the Upjohn Business to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These permits, registrations or other authorizations are subject to modification and/or revocation by the issuing authorities. In addition, any failure by the Upjohn Business to comply with applicable laws and regulations, or the authorizations required thereunder, can result in civil or criminal fines, penalties, injunctions and other sanctions.

Certain environmental laws, such as CERCLA, impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment, including at third-party sites or offsite disposal locations, or that currently own or operate (or formerly owned or operated) sites where such a release occurred. In addition to cleanup actions brought by federal, state, local and foreign governmental entities, private parties could raise property damage, personal injury or other claims against the Upjohn Business due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such property.

The Upjohn Business has made, and expects to continue to make, the expenditures necessary for compliance with applicable environmental laws and regulations. These requirements are subject to change and tend to become more stringent over time. While capital expenditures or operating costs for environmental compliance are difficult to predict with certainty, the Upjohn Business does not currently anticipate they will have a material effect on the Upjohn Business’s capital expenditures or competitive position.

Like other pharmaceutical manufacturers, climate change presents risks to the Upjohn Business’s operations, including the potential for additional regulatory requirements and associated costs and/or operational limits, and the potential for more frequent and severe weather events and water availability challenges that may impact the Upjohn Business’s facilities and those of the Upjohn Business’s suppliers. For example, in 2017, the Upjohn Business’s manufacturing and commercial operations in Puerto Rico were impacted by hurricanes. The Upjohn Business cannot provide assurance that physical risks to its facilities and supply chain due to climate change will not occur in the future; however, the Upjohn Business has a program for reviewing its vulnerability to potential weather-related risks and updates its assessments periodically. To date, the Upjohn Business has concluded that, because of its facility locations, existing distribution networks and controls, it does not currently anticipate that these risks will have a material impact on the Upjohn Business in the near term.

Employees

The Upjohn Business believes its employees are vital to its success. The Upjohn Business generally believes it has good relationships with its employees. The Upjohn Business employed approximately 12,000 persons as of May 19, 2020.

Legal Proceedings

The Upjohn Business is and, from time to time, may become, involved in legal proceedings or be subject to claims arising in the ordinary course of business. For more information regarding legal proceedings involving the Upjohn Business, refer to Note 13. Commitments and Contingencies to the unaudited condensed combined financial statements of the Upjohn Business as of and for the three months ended March 29, 2020, which are included elsewhere in this document.

In connection with the Separation, the Distribution and the Combination, and pursuant to the Separation and Distribution Agreement, Pfizer has agreed to retain antitrust litigations or investigations relating to the Greenstone generics business to the extent arising from conduct during the pre-Distribution period and certain specified antitrust litigations or investigations relating to the Upjohn Business set forth on a schedule (the material matters on such schedule are set forth in and discussed under “Note 13A2. Commitments and Contingencies: Legal Proceedings—Product Litigation—Effexor; and —Lipitor—Antitrust Actions” and “Note 13A4. Commitments and Contingencies: Legal Proceedings—Government Investigations—Phenytoin Sodium Capsules; — Greenstone Investigations” to the unaudited condensed combined financial statements of the Upjohn Business as of and for the three months ended March 29, 2020), and to indemnify Newco for liabilities relating to such matters. In addition, in connection with the Separation, the Distribution and the Combination, and pursuant to the Separation and Distribution Agreement, Newco has agreed to indemnify Pfizer for certain liabilities. See the section titled “Separation and Distribution Agreement.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to assist readers in understanding the results of the operations, financial condition and cash flows of the Upjohn Business. This MD&A should be read in conjunction with the Upjohn Business’s combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and notes thereto and the unaudited condensed combined financial statements as of March 29, 2020 and for the three months ended March 29, 2020 and March 31, 2019 and notes thereto included elsewhere in this document. The discussion in this MD&A contains a description of the historical performance for the Upjohn Business for periods in which it operated as a business unit of Pfizer. Future results could differ materially from historical performance as a result of various factors such as those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “—Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer.”

Newco is a recently formed corporation, organized in the State of Delaware on February 14, 2019, and is currently a wholly-owned subsidiary of Pfizer with no operating assets and liabilities and no operations to date. Pursuant to the Separation and Distribution Agreement and the Business Combination Agreement, Pfizer will contribute the Upjohn Business to Newco and distribute its ownership interest in Newco to Pfizer stockholders via either a spin-off or a split-off. Pfizer intends to effect the Distribution by way of a spin-off. Newco will issue $12 billion of debt in connection with its separation from Pfizer, and, at or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco and Mylan will engage in a strategic combination transaction in which Mylan shareholders will receive shares of Newco common stock. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The transactions are expected to close in the fourth quarter of 2020, subject to approval by Mylan shareholders and satisfaction of other customary closing conditions, including receipt of regulatory approvals. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” For a more complete discussion of the transactions and related agreements, see the sections entitled “The Transactions,” “Business Combination Agreement,” “Separation and Distribution Agreement” and “Additional Transaction Agreements.”

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (“Meridian”), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan (“Mylan-Japan collaboration”) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in this MD&A and in the accompanying Upjohn Business’s combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

The MD&A is organized as follows:

• Overview of the Upjohn Business, Performance and Operating Environment	Beginning on page 168

This section provides a general description of the Upjohn Business, its performance and operating environment. For more information regarding the Upjohn Business, see the sections entitled “Information about the Upjohn Business” and “Risk Factors.”

• Factors Affecting the Upjohn Business Performance	Beginning on page 170
This section provides information regarding certain factors that may affect the financial performance of the Upjohn Business.

• Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions	Beginning on page 179

This section discusses those accounting policies and estimates that the Upjohn Business considers important in understanding its combined financial statements. For additional discussion of the accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies and Notes to Unaudited Condensed Combined Financial Statements—Note 2. Significant Accounting Policies.

• Components of Revenues and Costs and Expenses	Beginning on page 185
This section provides an explanation of the components of the Upjohn Business’s combined statements of income.

• Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer	Beginning on page 186
This section provides information about the limitations of the predictive value of the combined financial statements.

• Analysis of the Combined Statements of Income	Beginning on page 188
This section consists of the following for all periods presented:

• Revenues	Beginning on page 189

This section provides an analysis of the Upjohn Business’s revenues in total, by segment and geography, and provides an overview of revenue deductions, significant product revenues and several selected products.

• Product Developments	Beginning on page 199
This section provides information about important product developments.

• Costs and Expenses	Beginning on page 200
This section provides a discussion about the drivers of the Upjohn Business’s costs and expenses.

• Provision/(Benefit) for Taxes on Income	Beginning on page 205
This section provides a discussion of items impacting the Upjohn Business’s effective tax rates.

• Non-GAAP Financial Measure (“Adjusted Income”)	Beginning on page 206
This section provides a discussion of an alternative view of performance used by management.

• Analysis of Operating Segment Information	Beginning on page 212
This section provides a discussion of the performance of each operating segment.

• Analysis of the Combined Statements of Comprehensive Income	Beginning on page 222
This section provides an analysis of the components of comprehensive income for all periods presented.

• Analysis of the Combined Balance Sheets	Beginning on page 223
This section provides a discussion of changes in certain balance sheet accounts for all balance sheets presented.

• Analysis of the Combined Statements of Cash Flows	Beginning on page 225
This section provides an analysis of the drivers of the Upjohn Business’s operating, investing and financing cash flows for all periods presented.

• Analysis of Financial Condition, Liquidity and Capital Resources	Beginning on page 228
This section provides an analysis of the Upjohn Business’s ability to meet its short-term and long-term financing needs.

• New Accounting Standards	Beginning on page 230
This section discusses accounting standards that the Upjohn Business has recently adopted, as well as those that recently have been issued, but not yet adopted.

• Contingencies	Beginning on page 231
This section discusses contingencies related to legal and tax matters.

• Financial Risk Management	Beginning on page 232
This section discusses financial risk management, specifically with respect to foreign currency risk and interest rate risk.

Certain amounts in the MD&A may not add due to rounding. All percentages have been calculated using unrounded amounts.

Overview of the Upjohn Business, Performance and Operating Environment

Financial Highlights

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Revenues in the first three months of 2020 were $1.9 billion, a decrease of 39% compared to the same period in 2019, which reflects an operational decrease of $1.2 billion, or 39%, and the unfavorable impact of foreign exchange of $19 million, or less than 1%.

•

Revenues in 2019 were $10.2 billion, a decrease of 18% compared to $12.4 billion in 2018, which reflects an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

•	Net income in the first three months of 2020 was $783 million, compared to $1.7 billion in the same period in 2019.

•	Net income in 2019 was $4.9 billion, compared to $6.1 billion in 2018.

•	Net cash flows from operations in the first three months of 2020 were $859 million, compared to $1.4 billion in the same period in 2019.

•	Net cash flows from operations in 2019 were $4.7 billion, compared to $5.7 billion in 2018.

The financial results of the Upjohn Business in the first three months of 2020 and the full year 2019 reflect the impact of the loss of exclusivity of Lyrica in the U.S. and various other products. See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section below for more information.

See the “—Analysis of the Combined Statements of Income—Revenues—Overview” section below for more information, including a discussion of key drivers of revenue performance.

In addition to the lower revenues, see the “—Analysis of the Combined Statements of Income—Costs and Expenses and —Provision/(Benefit) for Taxes on Income” sections below for a discussion of key drivers of earnings performance.

The Upjohn Business

The Upjohn Business is a business unit of Pfizer and a global pharmaceutical company with a portfolio of well-established primarily off-patent branded and generic medicines, headquartered in China. Its pharmaceutical products are used to treat non-communicable diseases (“NCDs”). It commercializes, manufactures and develops pharmaceutical products across a broad array of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The Upjohn Business’s revenues are derived from the sale of its pharmaceutical products in approximately 120 countries around the world. As a business unit of Pfizer, the Upjohn Business has a portfolio of 20 globally recognized brands including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone.

The Upjohn Business and the pharmaceutical industry in general are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, the Upjohn Business manages its commercial operations through three geographic regions: Developed Markets, Greater China and Emerging Markets. For additional information about this operating structure, see Notes to Combined Financial Statements—Note 18A. Segment, Geographic and Revenue Information: Segment Information and Notes to Unaudited Condensed Combined Financial Statements—Note 14A. Segment, Geographic and Revenue Information: Segment Information.

The Upjohn Business directly markets its portfolio of 20 globally recognized brands, including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers located across the world. It has approximately 7,900 sales and marketing personnel across its geographic segments. Markets where it directly promotes its products represented over 90% of its sales in 2019. It also works with commercial partners, including Pfizer, to reach markets where it does not have a direct commercial presence.

In addition to its sales and marketing teams, the Upjohn Business has a team of medical affairs professionals who work to identify unmet needs of patients and healthcare professionals, forge partnerships with experts and other key stakeholders and conduct medical education activities. The Upjohn Business’s extensive experience generating clinical and real-world evidence supports appropriate use of its products and cultivates new insight into patient needs, including through partnerships with healthcare stakeholders. The Upjohn Business’s medical affairs professionals are deployed around the world to communicate this clinical and real-world evidence through these key partnerships and other forums to educate about NCDs, increase awareness of the Upjohn Business’s medicines and improve diagnosis and treatment rates. The Upjohn Business also uses its vast real-world database to identify, develop and launch new product indications, formulations and enhancements to further meet patient needs. The Upjohn Business’s global regulatory affairs and safety organization facilitates its product launches and regulatory, compliance and safety monitoring activities.

The Upjohn Business has eight manufacturing facilities around the world producing active pharmaceutical ingredients and finished dosage forms. In 2019, the Upjohn Business manufactured about 85% of the volume of active pharmaceutical ingredients for its pharmaceutical products with the remainder of its active pharmaceutical ingredients manufactured by Pfizer or third-party partners.

The pharmaceutical industry is highly competitive and highly regulated, including within the U.S. and China markets. As a result, the Upjohn Business faces a number of industry-specific factors and challenges, which can significantly impact its results and trends. These factors include, among others: the regulatory environment and pricing and access pressures, the loss or expiration of intellectual property rights, competition and the ability to expand its product portfolio. The Upjohn Business also faces challenges as a result of the global economic environment. For additional information about these and other factors and challenges, see the “—Factors Affecting the Upjohn Business Performance” section elsewhere in this MD&A and the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

The financial information included in the Upjohn Business’s combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 for its subsidiaries operating outside the United States is as of and for the year ended November 30 for each year presented. The Upjohn Business’s fiscal year-end for U.S. subsidiaries is as of and for the year ended December 31 for each year presented. The financial information included in the Upjohn Business’s unaudited condensed combined financial statements as of March 29, 2020 and for the three months ended March 29, 2020 and March 31, 2019 for its subsidiaries operating outside the United States is as of and for the three months ended February 23, 2020 and February 24, 2019. The financial information included in the Upjohn Business’s unaudited condensed combined financial statements for U.S. subsidiaries is as of and for the three months ended March 29, 2020 and March 31, 2019.

References to Developed Markets, Greater China and Emerging Markets in this MD&A include:

Developed Markets	U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand

Greater China	China, Hong Kong, Macau, and Taiwan

Emerging Markets	Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East

References to operational variances in this MD&A pertain to period-over-period growth rates that exclude the impact of foreign exchange. The operational variances are determined by multiplying or dividing, as appropriate, current year U.S. dollar results by the current year average foreign exchange rates and then multiplying or dividing, as appropriate, those amounts by the prior-year average foreign exchange rates. Although exchange rate changes are part of the Upjohn Business, they are not within its control. Exchange rate changes, however, can mask positive or negative trends in the business; therefore, the Upjohn Business believes presenting operational variances provides useful information to evaluate the results of its business.

For information about the Upjohn Business’s business development initiatives, see Notes to Combined Financial Statements—Note 1. Business Description, Note 4. Collaborative Arrangements and Note 20. Subsequent Events and Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description.

The Pending Combination of the Upjohn Business and Mylan

On July 29, 2019, Pfizer announced it had entered into the Separation and Distribution Agreement and the Business Combination Agreement, which provide for the combination of the Upjohn Business with Mylan in an all-stock Reverse Morris Trust transaction, creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under the terms of the agreements, the Upjohn Business will be spun-off or split-off to Pfizer’s stockholders. Pfizer intends to effect the Distribution by way of a spin-off. At or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco will be combined with Mylan. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The transactions are expected to close in the fourth quarter of 2020, subject to Mylan shareholder approval and other customary closing conditions, including receipt of regulatory approvals. For additional information about the transactions, see the “—Introduction” section above and the section entitled “The Transactions—Overview.”

Factors Affecting the Upjohn Business Performance

The Global Economic Environment

The Upjohn Business, like other businesses of its size, is exposed to the economic cycle, conditions and events, which impact its operations globally. The Upjohn Business maintains a strong financial position while operating in a complex global environment. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. As market conditions change, the Upjohn Business continues to monitor its liquidity position.

COVID-19 Pandemic. In December 2019, illnesses associated with a novel disease caused by a strain of coronavirus (“COVID-19”) were reported and the virus has since caused widespread and significant disruptions to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. The Upjohn Business and its operations, financial condition and results have been impacted to varying degrees, which the Upjohn Business currently expects to primarily impact the second quarter of 2020.

The Upjohn Business is continuing to monitor the impact of the latest developments regarding the COVID-19 pandemic on its business, operations, financial condition and results, and has made certain assumptions regarding the pandemic for purposes of its operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Upjohn Business is unable to accurately predict the extent of the impact of the pandemic on its business, operations, financial condition and results due to the uncertainty of future developments, including the speed and extent of the continued spread of the coronavirus globally, the duration of the pandemic, new information that may emerge concerning the severity and incidence of COVID-19, the safety, efficacy and availability of a vaccine and treatments for COVID-19, the global macroeconomic impact of the pandemic and governmental or regulatory actions to contain the virus or control supply of medicines. The Upjohn Business is focused on all aspects of its business and is implementing measures aimed at mitigating issues where possible, including by using digital technology to assist in operations for the Upjohn Business’s commercial, manufacturing, research, development, medical and enabling functions globally.

•

Colleagues. The Upjohn Business’s colleagues and customers have both had disruptions to the normal ways of working. Over the last several months, the Upjohn Business’s colleagues in most locations who have been able to perform their job functions outside of the Upjohn Business’s facilities have been working remotely. Such work-from-home mandates have begun to subside in certain jurisdictions; for example, in China, the first country to be impacted by the pandemic, beginning in April 2020, Upjohn Business colleagues began to return to Upjohn Business facilities, under strict new conditions to ensure and monitor health and safety. Governments in certain countries in Europe and other parts of the world and certain states within the U.S. have begun to phase out their work-from-home or shelter-in-place orders, and accordingly, detailed plans and protocols are being developed by the Upjohn Business for colleagues returning to its facilities. Certain of the Upjohn Business’s colleagues, primarily those in the Upjohn Global Supply organization, have roles whose physical presence at the Upjohn Business’s facilities is required to perform their job function. These colleagues have continued to report to work throughout the pandemic but have been and continue to be subject to strict protocols intended to reduce the risk of transmission, including social distancing, maintaining contact logs, increased cleaning and use of personal protective equipment as necessary.

•

Sales and Marketing. The Upjohn Business has experienced an impact on its sales and marketing activities due to widespread restrictions on in-person meetings with healthcare professionals and the refocused attention of the medical community on fighting COVID-19. Access to prescribers for sales force colleagues during the outset and course of the pandemic has been mixed, with those in key markets around the world unable to meet in-person with healthcare professionals.

As a result of the lower number of in-person meetings with prescribers and restrictions on patient movements due to government-mandated work-from-home or shelter-in-place policies, the rate of new prescriptions for certain products has slowed, which is currently expected to primarily impact the Upjohn Business’s second quarter of 2020 financial results. These declines are expected to be partially offset, as during the pandemic period there has been an ensuing increase in telemedicine prescription trends and mail-order deliveries, along with existing patients refilling prescriptions that extend the per-prescription treatment duration to avoid going to the pharmacies as frequently. Further, pharmacies have purchased incremental stock to ensure supply and there has been some reduction in switch rates from branded medicine prescriptions to generics.

Certain products of the Upjohn Business have been impacted during the pandemic, including reduced demand for certain hospital products and certain products in the retail channel, due to the general public’s overall avoidance of these locations. Conversely, certain other products saw a temporary increase in demand, including a moderate positive impact in the first quarter of 2020 to the Upjohn Business’s cardiovascular products in China, resulting from a supply shortage by a local generics manufacturer, and short-term higher sales in early 2020 of azithromycin, a generic anti-infective drug sold by the Upjohn Business in the U.S. only through its Greenstone platform. While it appears that physicians may have been prescribing azithromycin to treat certain patients with COVID-19 related conditions, the product is not approved for use in the treatment and prevention of COVID-19, and, therefore, the Upjohn Business does not know the benefit/risk profile for its use in this disease.

•

Manufacturing and Supply Chain. The Upjohn Business’s manufacturing and supply chain professionals have been working continuously in an effort to ensure continued patient access to the Upjohn Business’s medicines. Across the Upjohn Business’s plant network, the Upjohn Business has implemented a preparedness plan to control site operations. To date, the Upjohn Business has not seen a significant disruption in its supply chain, and all of the Upjohn Business’s manufacturing sites around the world have continued to operate at or near normal levels. So far, the Upjohn Business has been able to mitigate any distribution issues that may have arisen. The Upjohn Business is not currently experiencing product supply issues as a result of COVID-19 but continues to monitor for actions by governments that could potentially result in disruptions to cross-border supply movements, or other potential disruptions to the supply chain.

•

Financial Condition and Access to Capital Markets. Due to the Upjohn Business’s significant operating cash flows, as well as the Upjohn Business’s financial assets, the Upjohn Business believes it has, and will maintain, the ability to meet liquidity needs for the foreseeable future. In addition, Newco, the legal entity to which Pfizer will contribute the Upjohn Business pursuant to the Separation and Distribution Agreement and the Business Combination Agreement, is expected to have sufficient access to the capital markets to raise, at competitive bond interest rates, the $12 billion debt issuance, the proceeds from which will be paid to Pfizer as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Also, Newco has obtained financing commitments from certain financial institutions that would permit it to incur borrowings in the event that sufficient funding cannot be raised in the capital markets.

The Upjohn Business will continue to pursue efforts to maintain the continuity of the Upjohn Business’s operations while monitoring for new developments related to the COVID-19 pandemic, which are unpredictable. Future COVID-19 developments could result in additional favorable or unfavorable impacts on the Upjohn Business and its operations, financial condition and results. For additional information, please see the section entitled “Risk Factors” included elsewhere in this document.

Brexit. The Upjohn Business continues to monitor the development of formal changes in the relationship between the United Kingdom (the “U.K.”) and the European Union (the “EU”) caused by the U.K.’s withdrawal from the EU, which is commonly referred to as “Brexit.” Following the General Election in December 2019, the new U.K. parliament approved the negotiated withdrawal agreement and the U.K. withdrew from the EU on January 31, 2020 with status quo arrangements through a transition period scheduled to end on December 31, 2020. During this transition period, the U.K. and EU are negotiating their future trading relationship, which is due to take effect on January 1, 2021. The terms of this future relationship continue to be uncertain, which may pose certain implications to the Upjohn Business’s commercial and general business operations in the U.K. and the EU, including the supply of its products. It is expected that the U.K. will operate outside of the EU system of medicines regulation after the expiration of the transition period. Both the U.K. and the EU have issued guidance for the industry on how medicines, medical devices and clinical trials will be separately regulated in their respective territories. The Upjohn Business has substantially completed its preparations for Brexit, having made the changes necessary to meet relevant requirements in the EU and the U.K., through the transition period and afterwards, especially in the regulatory, manufacturing and supply chain areas. Details on how Brexit will be finally executed will dictate what the resulting impact on the Upjohn Business may be in the U.K. and/or the EU. The Upjohn Business generated 1% of its worldwide revenues from the U.K. in 2019 and in the first three months of 2020.

For further discussion of the financial condition of the Upjohn Business, see the “—Analysis of Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

A number of factors affect the demand for pharmaceutical products globally, including:

•

Increasing Global Life Expectancy: The life expectancy of the global population has increased. The aging population has led to an expanded patient pool suffering with chronic diseases, which in turn has contributed to increased demand for medicines that treat these diseases.

•	Growing Urban Population and Middle Class: A growing and more affluent urban population has led to greater pharmaceutical spending. In addition, the middle class across the globe has grown, especially within emerging markets. The growth of the worldwide urban population and the middle class has resulted in a shift in disease prevalence, better access to care and an increase in ability to pay, which in turn have led to higher per capita healthcare spend.

•

Increasing Government Support: Governments around the globe are increasing healthcare spending and adopting policies to encourage the use of medical insurance. The effect of these trends is expected to be the most pronounced in China as well as certain emerging markets.

•

Payer Focus on Pricing and Reimbursement: Governments and private third-party payers manage the costs of pharmaceutical products through various means, such as leveraging their purchasing power, implementing price controls or demanding price cuts (directly or by rebate actions). In the United States, there have been a number of recent regulatory and legislative efforts to limit or reduce drug prices at both the federal and state levels. Certain governments, including the different EU member states, Canada, South Korea and some other developed markets, provide healthcare at low-to-zero direct cost to consumers at the point of care and have significant power as large single payers to regulate pharmaceutical prices or patient reimbursement levels. International reference pricing (i.e., the practice of a country linking its regulated medicine prices to those of other countries) adds to the regional impact of price cuts in individual countries. In China, the government has implemented quality consistency evaluation (“QCE”) for certain generic drugs. Generic drugs that have passed this evaluation are entitled to certain benefits, including preferential treatment with regard to medical insurance and the centralized tender process. In March 2019, China launched a pilot project for centralized volume-based procurement (“VBP”) of certain drugs covering 11 major cities, which created additional pricing and volume pressure for drugs that are subject to the program. In July 2019, China’s government announced a plan for a nationwide expansion of the volume-based procurement model, which was finalized in September 2019 and began in December 2019. Furthermore, the Chinese government has discussed moving toward efforts within the next two to three years to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The Chinese government has issued guidelines on a selection of post-loss of exclusivity (“LOE”) drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business is taking steps to mitigate the revenue impact of these initiatives and to monitor the market for developments but anticipates that they will continue to affect its operations in China going forward.

Industry-Specific Challenges

Regulatory Environment/Pricing and Access

The pricing of medicines by pharmaceutical manufacturers and the cost of healthcare, which includes medicines, medical services and hospital services, continues to be important to payers, governments, patients and other stakeholders. The Upjohn Business believes that medicines are among the most powerful tools for patients in curing, treating and preventing illness and disability, and that all patients should have appropriate access to the medicines their doctors prescribe. The Upjohn Business may consider a number of factors when determining a medicine’s price, including, for example, costs to develop, manufacture and distribute, its impact on patients and their disease, other available treatments, and its potential to reduce other healthcare costs such as hospital stays, and affordability. The Upjohn Business may also consider its investments to maintain the quality, safety and reliability of its medicines, and consults physicians, payers and patient groups, as appropriate. The Upjohn Business also negotiates with insurers, both public and private, often providing discounts to them from the initial price. The price that patients pay in the U.S. for the medicines their physicians prescribe is ultimately set by healthcare providers and insurers. On average, in the U.S., insurers impose a higher out-of-pocket burden on patients for prescription medicines than for comparably priced medical services. In many countries, purchasing decisions are made through a tendering process with governments, insurers and group purchasing organizations. Tendering may be done through large-volume centralized contracts or small-volume decentralized contracts. The Upjohn Business will continue to work with insurance providers, governments and others to improve access.

Pricing and reimbursement for the pharmaceutical products of the Upjohn Business depends in part on government regulation. For example, the majority of states in the U.S. use preferred drug lists to restrict access to certain pharmaceutical products under Medicaid. The Upjohn Business also faces a number of regulatory pricing pressures in the different EU member states, Japan, China, Canada, South Korea and other countries. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented.

All pharmaceutical companies, including the Upjohn Business, are subject to extensive, complex, costly and evolving government regulation. For the U.S., this system of regulation is principally administered by the U.S. Food and Drug Administration (“FDA”), and outside the U.S. it is administered by varying regulatory agencies in countries where products or product candidates are being manufactured and/or marketed. Regulators worldwide are focused on not only the safety and efficacy of pharmaceutical products but also the quality of those products, which are introduced to patient populations. These regulators generally have regulatory authority over the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, distribution and import/export of drugs. In addition, regulatory agencies periodically inspect the Upjohn Business’s drug manufacturing facilities to evaluate compliance with applicable good manufacturing practices requirements. Even after regulatory approval has been obtained, agencies continue to have substantial authority to require additional testing, perform inspections, change product labeling based on post-marketing safety information or mandate withdrawals of pharmaceutical products.

United States (“U.S.”)

Currently, the Upjohn Business is required to offer discounted pricing or rebates on purchases of pharmaceutical products under various U.S. federal and state healthcare programs, such as the Medicaid Drug Rebate Program, the “federal ceiling price” drug pricing program, the 340B drug pricing program and the Medicare Part D Program. The Upjohn Business must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program. Government and private third-party payers routinely seek to manage utilization and control the costs of the Upjohn Business’s products.

In the U.S., there continues to be considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented. Measures to address the perceived high cost of pharmaceuticals are being considered by Congress, the Presidential Administration and select states. There have also been legislative efforts in several states within the U.S. to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices. Certain state legislation has been subject to legal challenges. Adoption of new legislation regulating drug pricing at the U.S. federal or state level could further affect demand for, or pricing of, the Upjohn Business’s products.

There have been significant efforts at the U.S. federal and state levels to reform the healthcare system by enhancing access to healthcare, improving the delivery of healthcare and further rationalizing payment for healthcare. The Upjohn Business faces uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“ACA”). The revenues generated for the Upjohn Business by the health insurance exchanges and Medicaid expansion under the ACA are not material, so the impact of the change in law is expected to be limited. Any future healthcare reform efforts may adversely affect the Upjohn Business and financial results.

The potential for additional pricing and access pressures in the commercial sector continues to be significant. Private third-party payers, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates and a reduction in demand for the Upjohn Business’s products. Pricing pressures for products of the Upjohn Business may occur as a result of highly competitive insurance markets. Healthcare provider purchasers, directly or through group purchasing organizations, are seeking enhanced discounts or implementing more rigorous bidding or purchasing review processes.

The Upjohn Business recorded the following amounts as a result of the U.S. Healthcare Legislation:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	March 29, 2020	March 31, 2019	2019	2018	2017
Reduction to Revenues, related to the Medicare “coverage gap” discount provision	$23	$77	$177	$245	$212

Selling, informational and administrative expenses, related to the fee payable(a) to the federal government (which is not deductible for U.S. income tax purposes), based on the Upjohn Business’s prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs. 2018 also reflected a favorable true-up associated with the updated 2017 invoice received from the federal government, which reflected a lower expense than what was previously estimated for invoiced periods.	$26	$4	$37	$50	$92

(a)

This amount is an allocation of the Pfizer Inc. fee payable and may not be comparable to future fees payable as a result of the way in which the U.S. government calculates such fee, which is based on a company’s market share of branded U.S. prescription drug sales made to or funded by specified government programs. The U.S. healthcare reform expenses in the three months ended March 29, 2020 include a refinement of the allocation from Pfizer of $22 million for the estimated U.S. healthcare fee associated with the Upjohn Business.

International

Outside the U.S., certain governments, including the different EU member states, Japan, China, Canada and South Korea, have significant power as large single payers to regulate prices and may use a variety of cost-containment measures for pharmaceutical products of the Upjohn Business, including price cuts, mandatory rebates, public or private health technology assessments, forced localization as a condition of market access, international reference pricing, quality consistency evaluation processes and volume-based procurement. In addition, the international patchwork of price regulation, differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in products of the Upjohn Business between countries.

In particular, international reference pricing adds to the regional impact of price cuts in individual countries and hinders patient access and innovation. Price variations, exacerbated by international reference pricing systems, also have resulted from exchange rate fluctuations. The downward pricing pressure resulting from this dynamic can be expected to continue as a result of reforms to international reference pricing policies and measures targeting pharmaceuticals in some European countries.

In China, healthcare is largely driven by a public payer system, with public medical insurance as the largest single payer for pharmaceuticals, and pricing pressures have increased in recent years. Government officials have consistently emphasized the importance of improved health outcomes, the need for healthcare reform and decreased drug prices as key indicators of progress towards reform.

In 2019, China’s government negotiated with companies to add approximately 90 innovative drugs (mainly oncology medicines) to the National Reimbursement Drug List. This builds on 60 drugs already added through negotiation in 2017 and 2018. Prices for drugs were reduced dramatically through this government-led process. While these negotiations included a path to access for companies, market access is not strictly assured. In addition, significant questions about the processes and negotiations for provincial tendering remain, as well as the need for multi-layered negotiations across provincial, municipal and hospital levels.

In the off-patent space, in 2013, China began to implement a QCE process in order to improve the quality of domestically manufactured generic drugs, primarily by requiring such drugs to pass a test to assess their bioequivalence to a qualified reference drug (typically the originator drug). In 2018, numerous local generics were officially deemed bioequivalent under QCE. A pilot project for centralized volume-based procurement was then initiated including 25 molecules of drugs covering 11 major Chinese cities. Under this procurement model, a tender process has been established where a certain portion of included molecule volumes are guaranteed to tender winners. The program is intended to contain healthcare cost by driving utilization of generics that have passed QCE, which has resulted in dramatic price cuts for off-patent medicines.

The Upjohn Business and most off-patent originators were not successful in the first bidding process under this VBP pilot, which was finalized in December 2018 and implemented in March 2019, and most contracts went to local generic companies. The first bidding process resulted in significant price cuts by the successful bidders, with some bidders reducing the price of their products by as much as 96%, as companies attempted to secure volumes on the Chinese pharmaceutical market. The drugs which lost the bidding were also requested to reduce their selling price up to 30% based on the price difference with the successful bidder. China’s government began nationwide expansion of the VBP pilot in December 2019.

The expanded model, which is being implemented nationwide, applies to certain drugs that are purchased for public hospitals as well as some military and private medical institutions. The Upjohn Business and most originator brands were not successful in the bidding process for this nationwide expansion, and those contracts mostly went to local Chinese generic companies. The Upjohn Business continues to experience downward pricing pressure on its products in several provinces. As expected, the QCE-qualified generic makers of atorvastatin and amlodipine bid aggressively, lowering prices even further from the March 2019 tender. The Upjohn Business continues to take steps to mitigate the revenue impact of these initiatives but anticipates that they will continue to affect its operations in China going forward. The Upjohn Business expects to utilize its presence in the retail channel and tendering capabilities to mitigate some of these pricing pressures. In addition, the Upjohn Business believes that its geographic expansion to under-penetrated and lower-tiered cities and counties and additional focus on non-tendered products will increase sales volumes in Greater China and partially mitigate pressures from QCE. In January 2020, China announced another round of expansion of the national VBP program which initially covered 33 new molecules (none of which are Upjohn products), with 32 of such molecules being selected.

Furthermore, the Chinese government has discussed moving toward efforts to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The government currently plans to implement this universal reimbursement price initiative within the next two to three years. If this policy is implemented, the new reimbursement level for the Upjohn Business’s products will likely be lower than the current reimbursement level, placing additional pressures on price and/or patient copays. There remains uncertainty as to whether, when and how this policy may be officially implemented. The Chinese government could also enact other policies that may increase pricing pressures or have the effect of reducing the volume of sales available to the Upjohn Business’s products. This potential policy, and any other policies like it that could increase pricing and copay pressures on the Upjohn Business’s drug products in China, could have an adverse effect on the Upjohn Business’s business, financial condition and results of operations. The government has issued guidelines on a selection of post-LOE drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business will continue to monitor the market for developments.

Recent Losses and Expected Losses of Product Exclusivity

The loss, expiration or invalidation of intellectual property rights or patent litigation settlements with generic manufacturers can have a significant adverse effect on the revenues of the Upjohn Business. When generic competition does commence, the resulting price competition can substantially decrease revenues of the Upjohn Business for the impacted products, often in a very short period of time. Most of the Upjohn Business’s current products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years. However, even though all of its key branded products have lost exclusivity in major markets (other than Lyrica and Effexor in Japan), the Upjohn Business believes that there is strong demand for its products, despite the availability of non-branded generic alternatives. Pediatric exclusivity for Lyrica expired in the United States in June 2019 and anticipated multi-source generic competition began on July 19, 2019. As a result, the Upjohn Business experienced, as expected, a significant decline in sales of Lyrica in the United States and, therefore, a decline in the percentage of its revenue contributed by the Developed Markets segment beginning in the third quarter of 2019.

The following table provides information about certain of the Upjohn Business’s products recently experiencing, or expected to experience within the next three years, patent expirations or loss of regulatory exclusivity in the U.S., Europe or Japan, showing, by product, the key dates or expected key dates, the markets impacted and the revenues associated with those products in those markets:

Products	Key Dates(a)	Markets Impacted	Product Revenues in Markets Impacted (millions of dollars)
			2019	2018	2017
Viagra(b)	June 2013 May 2014 December 2017	Major European markets(e) Japan U.S.	$153	$287	$837

Lyrica(c)	July 2014 June 2019 April 2022	Major European markets(e) U.S. Japan	2,895	4,493	4,456

Relpax	December 2015 December 2016 December 2018	Major European markets(e) U.S. Japan	43	114	202

Celebrex(d)	November 2019	Japan	283	248	235

(a)	Unless stated otherwise, “Key Dates” indicate patent-based expiration dates.
(b)	As a result of a patent litigation settlement, a competitor launched a generic version of Viagra in the U.S. in December 2017.
(c)

In November 2018, the FDA granted pediatric exclusivity for Lyrica in the U.S. for an additional six months to June 2019; pediatric exclusivity applies to both the basic product patent for Lyrica and a method of treatment patent, both of which expired in the U.S. in December 2018.

(d)	The composition of matter patent in Japan expired in November 2019 (including patent term extension).
(e)	Includes Italy, Spain, the United Kingdom, France and Germany.

The financial results of the Upjohn Business in the three months ended March 29, 2020 and the full year 2019 reflect the impact of the loss of exclusivity of various products discussed above.

Intellectual Property Rights

The Upjohn Business continues to employ innovative approaches designed to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of its products.

Product Development Initiatives

The research, development and medical platform of the Upjohn Business combines extensive medical expertise, science-driven innovation capabilities and research and development operations to support patient needs, with the overall objective of decreasing the burden of NCDs worldwide. Although its near-term focus is not on in-house drug discovery, the Upjohn Business brings an integrated research, development and medical platform to the market to further develop the products in its portfolio including new formulations or indications. These activities involve a degree of risk and cost and there can be no assurance that the further development of any particular product, new indication or formulation will achieve the desired profile, will be approved by regulators or will be successful commercially.

The Upjohn Business has developed end-to-end experience across the total product life cycle, which includes global regulatory licensing, launch, growth and post-approval lifecycle management. The Upjohn Business’s platform uses its vast real-world data and medical insights to maximize the impact of its existing product portfolio by examining whether there is an opportunity for new indications, label extensions, product formulations, and market registrations and expansions for its products. The Upjohn Business also uses its platform to determine whether there is an opportunity to integrate new products into its portfolio.

Competition

The global pharmaceutical market is highly competitive and fragmented. The Upjohn Business faces competition from companies that have products that treat the same diseases and conditions that its products treat. Certain of its competitors also produce and sell the same underlying molecule as its originator brands. The major global competitors of the Upjohn Business include large pharmaceutical companies that manufacture and sell off-patent medicines for the same indications as its products, large pharmaceutical companies that sell generic alternatives of its molecules and regionally focused generic companies. The Upjohn Business believes that it competes on the basis of brand efficacy/safety, brand recognition, promotion activities, price, product quality and supply reliability, and customer relationships.

Foreign Exchange Rates

Significant portions of the Upjohn Business’s revenues, costs and expenses, as well as its substantial international net assets, are exposed to changes in foreign exchange rates. The Upjohn Business’s products are sold in approximately 120 countries, and as a result, its revenues are influenced by changes in foreign exchange rates. In the first three months of 2020, approximately 76% of revenues of the Upjohn Business were denominated in currencies other than the U.S. dollar. In 2019, approximately 65% of revenues of the Upjohn Business were denominated in currencies other than the U.S. dollar. As the Upjohn Business operates in multiple currencies other than the U.S. dollar, including the Chinese renminbi, the Japanese yen, the euro, the Korean won, and approximately 53 other currencies, changes in those currencies relative to the U.S. dollar will impact its revenues and expenses. If the U.S. dollar were to weaken against another currency, assuming all other variables remained constant, its revenues would increase, having a positive impact on earnings, and its overall expenses would increase, having a negative impact on earnings. Conversely, if the U.S. dollar were to strengthen against another currency, assuming all other variables remained constant, its revenues would decrease, having a negative impact on earnings, and its overall expenses would decrease, having a positive impact on earnings. Therefore, significant changes in foreign exchange rates can impact its results. As a business unit of Pfizer and under Pfizer’s global cash management system, the Upjohn Business has sought to manage its foreign exchange risk in part through operating means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. In the first three months of 2020, approximately 24% of revenues of the Upjohn Business were denominated in U.S. dollars, and in the first three months of 2020 its revenue growth compared to the same period in 2019 was unfavorably impacted by less than 1% from changes in foreign currency values relative to the U.S. dollar. In 2019, approximately 35% of revenues of the Upjohn Business occurred in U.S. dollars, and in 2019 its revenue growth compared to 2018 was unfavorably impacted by approximately 2% from changes in foreign currency values relative to the U.S. dollar. The amount of the Upjohn Business’s revenues denominated in U.S. dollars and in currencies other than the U.S. dollar may vary in the future. The impact of possible currency devaluations in countries experiencing high inflation rates or significant exchange fluctuations can impact its results.

These above-mentioned factors that may affect the Upjohn Business should be considered along with information presented in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions

For a description of the significant accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies. Of these policies, the following are considered critical to an understanding of the combined financial statements of the Upjohn Business as they require the application of the most subjective and the most complex judgments: (i) Fair Value (Note 3D); (ii) Revenues (Note 3F); (iii) Asset Impairments (Note 3K); (iv) Tax Assets and Liabilities and Income Tax Contingencies (Note 3N); (v) Benefit Plans (Note 3O); and (vi) Legal and Environmental Contingencies (Note 3P).

The following is a discussion about the critical accounting estimates and assumptions impacting the combined financial statements of the Upjohn Business. See also Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions for a discussion about the risks associated with estimates and assumptions.

For a discussion of recently adopted accounting standards, see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard and Notes to Unaudited Condensed Combined Financial Statements—Note 2A. Significant Accounting Policies: Adoption of New Accounting Standards and Note 2B. Significant Accounting Policies: Revenues and Trade Accounts Receivable.

Fair Value

For a discussion about the application of fair value to the Upjohn Business’s benefit plan assets, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

For a discussion about the application of fair value to the Upjohn Business’s asset impairment reviews, see “Asset Impairment Reviews” below.

Revenues

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends. If any of its ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of its future experience, results of the Upjohn Business could be materially affected. The sensitivity of its estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicare, Medicaid and performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this time lag, in any given quarter, adjustments to actual obligations can incorporate revisions of several prior quarters.

Asset Impairment Reviews

The Upjohn Business reviews all of its long-lived assets for impairment indicators throughout the year. It performs impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, the Upjohn Business records charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. The impairment review processes are described in the Notes to Combined Financial Statements—Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Examples of events or circumstances that may be indicative of impairment include:

•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset.

•

A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect the ability of the Upjohn Business to manufacture or sell a product.

•

A projection or forecast that indicates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor’s product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers.

Identifiable Intangible Assets

When the Upjohn Business is required to determine the fair value of intangible assets other than goodwill, it uses an income approach, specifically the discounted cash flow method. The Upjohn Business starts with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then it applies an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include newly acquired or recently impaired indefinite-lived brand assets. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact the ability of the Upjohn Business to recover the carrying value and can result in an impairment charge.

Goodwill

As a result of the goodwill impairment review work, the Upjohn Business concluded that none of its goodwill was impaired as of December 31, 2019, and it does not believe the risk of impairment is significant at this time.

The Upjohn Business first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that it considers include, for example, macroeconomic and industry conditions, overall financial performance and other relevant entity-specific events. If the Upjohn Business concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, it then performs a quantitative fair value test.

When the Upjohn Business is required to determine the fair value of a reporting unit, as appropriate for the individual reporting unit, it mainly uses the income approach, but it may also use the market approach or a weighted-average combination of both approaches.

•

The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that the Upjohn Business uses is the discounted cash flow method. It starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then it applies a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate, which seeks to project the sustainable growth rate over the long term; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

•	The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that the Upjohn Business may use:

•

Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

•

Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.

For all the Upjohn Business reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. See the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections included elsewhere in this document.

Benefit Plans

Employees of the Upjohn Business participate in benefit plans sponsored by the Upjohn Business and benefit plans sponsored by Pfizer. The combined balance sheets include the benefit plan assets and liabilities of only those benefit plans or arrangements sponsored by the Upjohn Business. The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of medical benefits for retirees. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn Business. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which can result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the net employee benefit obligations for the defined benefit and postretirement plans that are sponsored by the Upjohn Business include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on plan assets; and healthcare cost trend rates. The assumptions reflect market conditions as of the most recent measurement date(s), the historical experiences of the Upjohn Business and its judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of its benefit plans can materially impact the results of operations of the Upjohn Business. For additional information, see Notes to Combined Financial Statements—Note 15A. Benefit Plans: Pension and Postretirement Plans— Actuarial Assumptions—Upjohn Sponsored Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

As of March 29, 2020, the noncurrent portion of the pension benefit obligations, net, increased by approximately $81 million compared to December 31, 2019. The net increase primarily reflects an actuarial loss of $85 million, resulting from a remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico. As of December 31, 2019, the noncurrent portion of the pension benefit obligations, net, and the postretirement benefit obligations, net, increased, in the aggregate, by approximately $5 million compared to December 31, 2018. The increase reflects, among other things, additional pension plans sponsored by Upjohn, which represent newly formed Upjohn plans in 2019 for participants who previously participated in plans sponsored by Pfizer and a decrease in the discount rate used in the measurement of plan obligations, partially offset by an increase in the actual returns on plan assets. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans and Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

The following table provides (i) at the end of each year, the expected annual rate of return on plan assets for the following year, (ii) the actual annual rate of return on plan assets achieved in each year, and (iii) the weighted-average discount rate used to measure the benefit obligations at the end of each year for the Upjohn sponsored plans:

	2019	2018	2017
Pension Plans
Expected annual rate of return on plan assets(a)	3.7%	3.8%	4.3%
Actual annual rate of return on plan assets	11.4	(2.6)	13.3
Discount rate used to measure the plan obligations	1.8	2.4	2.1

Postretirement Plan
Expected annual rate of return on plan assets	—	—	—
Actual annual rate of return on plan assets	—	—	—
Discount rate used to measure the plan obligations	3.2	4.3	3.7

(a)	There was no change in the expected rate of return on assets for full year 2020 as a result of the remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico discussed above.

Expected Annual Rate of Return on Plan Assets

Of the Upjohn sponsored plans as of December 31, 2019, only the pension plans in Japan, Puerto Rico, South Korea, the Philippines and Taiwan are funded. The assumptions for the expected annual rate of return on the plan assets reflect the actual historical return experience and the long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of the targeted asset allocation in the funded Upjohn sponsored plans in Japan, Puerto Rico, South Korea, the Philippines and Taiwan.

The expected annual rate of return on plan assets is applied to the fair value of plan assets at each year-end, and the resulting amount is reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs to a 50 basis point decline in the assumption of the Upjohn Business for the expected annual rate of return on plan assets, holding all other assumptions constant:

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs (Pre-Tax)
Assumption
Expected annual rate of return on plan assets	50 basis point decline	$10

The actual return on plan assets resulted in a net gain on plan assets of approximately $140 million during 2019.

Discount Rate Used to Measure Plan Obligations

The weighted-average discount rate used to measure the plan obligations for the Puerto Rico defined benefit plans is determined at least annually and evaluated and modified, as required, to reflect the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better, that reflect the rates at which the pension benefits could be effectively settled. The discount rate used to measure the plan obligations for the international plans sponsored by the Upjohn Business is determined at least annually by reference to investment grade corporate bonds, rated AA/Aa or better, including, when there is sufficient data, a yield-curve approach. These discount rate determinations are made in consideration of local requirements.

The measurement of the plan obligations at the end of the year will affect the amount of service cost, interest cost and amortization expense reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs and benefit obligations to a 10 basis point decline in our assumption for the discount rate, holding all other assumptions constant:

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs (Pre-Tax)	Increase in 2019 Benefit Obligations (Pre-Tax)
Assumption
Discount rate	10 basis point decline	$2	$33

The change in the discount rates used in measuring our plan obligations as of December 31, 2019 resulted in an increase in the measurement of the aggregate plan obligations by approximately $190 million.

Income Tax Assets and Liabilities

During the periods presented in the Upjohn Business’s audited combined financial statements and unaudited condensed combined financial statements included in this document, the Upjohn Business did not generally file separate tax returns, as the Upjohn Business was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision included in the Upjohn Business’s audited combined financial statements and unaudited condensed combined financial statements included in this document has been calculated using the separate return basis, as if the Upjohn Business filed a separate tax return.

In the fourth quarter of 2017, the Upjohn Business recorded an estimate of certain tax effects of the legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), including (i) the impact on deferred tax assets and liabilities from the reduction in the U.S. Federal corporate tax rate from 35% to 21%, (ii) the impact of state income tax considerations, (iii) the $4.3 billion repatriation tax liability on accumulated post-1986 foreign earnings for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026, and (iv) deferred taxes on basis differences expected to give rise to future taxes on global intangible low-taxed income. In addition, the Upjohn Business had provided deferred tax liabilities in the past on foreign earnings that were not indefinitely reinvested. As a result of the TCJA, in the fourth quarter of 2017, the Upjohn Business reversed an estimate of the deferred taxes that is no longer expected to be needed due to the change to the territorial tax system.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Financial Accounting Standards Board (“FASB”) Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that an accounting policy election is permitted to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. The Upjohn Business has elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years. In 2017, the Upjohn Business provided a provisional deferred tax liability of approximately $90 million based on the evaluation of certain temporary differences inside each of its foreign subsidiaries that are expected to reverse as global intangible low-taxed income.

In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance issued by the U.S. Securities and Exchange Commission (“SEC”), and recorded a favorable adjustment of approximately $26 million to Provision/(benefit) for taxes on income. We believe that there may be additional interpretations, clarifications and guidance from the U.S. Department of Treasury. Any change to our calculations resulting from such additional interpretations, clarifications and guidance would be reflected in the period of issuance. In addition, the amounts recorded may change in the future due to uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. The current portion of the aforementioned repatriation tax liability is reported in Income taxes payable (approximately $320 million now due in July 2020, deferred from the original April 2020 due date by the Internal Revenue Service (“IRS”) in response to the COVID-19 pandemic), and the remaining liability is reported in Other taxes payable in the Upjohn Business’s unaudited condensed combined balance sheet as of March 29, 2020 and its combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019.

Income tax assets and liabilities also include income tax valuation allowances and accruals for uncertain tax positions. For additional information, see Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions; Note 3N. Significant Accounting Policies: Tax Assets and Liabilities and Income Tax Contingencies; and Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income, as well as the “—Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A.

Contingencies

For a discussion about income tax contingencies, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 5B. Tax Matters: Tax Contingencies.

For a discussion about legal and environmental contingencies, guarantees and indemnifications, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 13. Commitments and Contingencies.

Components of Revenues and Costs and Expenses

Revenues

Revenues of the Upjohn Business are derived from its diversified product portfolio of medicines. Its portfolio contains 20 globally recognized brands as well as a generics business. Generally, the Upjohn Business sells its products to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers. Its product portfolio enables the Upjohn Business to address the varying needs of different customers. In the first three months of 2020, its top-selling product, Lipitor, contributed 22% of the Upjohn Business’s revenues, and its top five best-selling products contributed 66% of the Upjohn Business’s revenues. In 2019, its top-selling product, Lyrica, contributed 33% of the Upjohn Business’s revenues, and its top five best-selling products contributed 73% of the Upjohn Business’s revenues. For additional information regarding the Upjohn Business’s products, including descriptions of its product lines, see “Revenues—Selected Product Discussion” section in this MD&A. See also the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. For additional information regarding deductions from the Upjohn Business’s revenues, see “Revenues—Overview” section of this MD&A.

Costs and Expenses

The combined financial statements of the Upjohn Business have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business of Pfizer. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented. For additional information regarding the cost allocations, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture products of the Upjohn Business and royalty expenses associated with the intellectual property of its products, when relevant.

Selling, informational and administrative (“SI&A”) expenses consist of, among other things, the internal and external costs of marketing, promotion, advertising and shipping and handling as well as certain costs for support functions, such as expenses for worldwide technology, facilities, legal, finance, human resources, insurance, business development, public affairs and procurement, among others.

Research and development (“R&D”) expenses consist primarily of project costs specific to new product R&D and brand lifecycle development, overhead costs associated with R&D operations and investments that support local market clinical trials for approved indications as well as worldwide regulatory, medical and safety activities. Examples of new product R&D and brand life cycle development include examining whether there is an opportunity for new indications, label extensions, product formulations, and new market registrations. The Upjohn Business does not disaggregate R&D expenses by therapeutic area for purposes of managing its business.

Amortization of intangible assets consists primarily of the amortization expense for identifiable finite-lived intangible assets that have been acquired through business combinations. These assets consist of, but are not limited to, developed technology rights, licensing agreements and trademarks.

Restructuring charges/(credits) consist of restructuring charges/(credits) associated with cost-reduction/productivity initiatives. Restructuring charges are associated with employees, assets and activities that will not continue in the company. For additional information regarding restructuring charges/(credits), see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Other (income)/deductions—net consist primarily of various items, such as reserves for legal matters, net interest (income)/expense, net (gains)/losses on asset disposals, royalty-related income and net periodic benefit costs/(credits) other than service costs, among others. For additional information regarding other (income)/deductions—net, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer

The Upjohn Business currently operates as a business unit of Pfizer. The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These combined financial statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as a standalone public company during the periods presented.

For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

In addition, the historical combined financial statements may not be reflective of what the results of operations, comprehensive income/(loss), financial position, equity or cash flows of the Upjohn Business might be in the future.

In connection with the transactions, certain assets and liabilities will be transferred to Newco or be retained by Pfizer. Pfizer, Mylan and Newco or their respective subsidiaries, in each case as applicable, intend to enter into, or have entered into, certain agreements that will provide a framework for the ongoing relationship with Pfizer. See the sections entitled “Certain Relationships and Related Party Transactions—Ancillary Agreements” and “Additional Transaction Agreements” in this document.

With respect to support functions, for example, the historical combined financial statements of the Upjohn Business include expense allocations for certain support functions that prior to 2019 were provided on a centralized basis within Pfizer and beginning in 2019 are a combination of allocations and, on a more limited basis, directly incurred costs, such as expenses for worldwide technology, facilities, legal, finance, insurance, human resources, business development, public affairs and procurement, among others. Following the transactions, pursuant to agreements with Pfizer, Mylan and Newco, Mylan and Newco expect that Pfizer will continue to provide Newco with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and Newco may incur other costs to replace the services and resources that will not be provided by Pfizer. The amount and composition of such expenses may vary from historical levels since the fees charged for the services under the agreement may be higher or lower than the costs reflected in the historical allocations.

For a detailed description of the Mylan and Upjohn unaudited pro forma condensed combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” in this document.

Analysis of the Combined Statements of Income

The following discussion and analysis of the combined statements of income of the Upjohn Business should be read along with its combined financial statements and the notes thereto as well as its unaudited condensed combined financial statements and the notes thereto included elsewhere in this document, which reflect the results of operations of the Upjohn Business. For more information on the carve-out basis of presentation, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

ANALYSIS OF THE COMBINED STATEMENTS OF INCOME

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020(a)	Mar. 31, 2019(a)	20/19	2019(a)	2018(a)	2017(a)	19/18	18/17
Revenues	$1,861	$3,071	(39)	$10,244	$12,431	$13,359	(18)	(7)
Cost of sales(b)	400	398	—	1,713	2,003	2,036	(14)	(2)
% of revenues	21.5%	13.0%		16.7%	16.1%	15.2%
Selling, informational and administrative expenses(b)	413	535	(23)	2,252	2,568	2,771	(12)	(7)
% of revenues	22.2%	17.4%		22.0%	20.7%	20.7%
Research and development expenses(b)	60	62	(3)	279	308	343	(9)	(10)
% of revenues	3.2%	2.0%		2.7%	2.5%	2.6%
Amortization of intangible assets	36	39	(6)	148	157	166	(5)	(6)
% of revenues	2.0%	1.3%		1.5%	1.3%	1.2%
Restructuring charges/(credits)	15	9	74	159	39	(80)	*	*
% of revenues	0.8%	0.3%		1.6%	0.3%	(0.6)%
Other (income)/deductions—net	51	37	39	362	300	288	21	4

Income before provision/(benefit) for taxes on income	885	1,991	(56)	5,331	7,056	7,835	(24)	(10)
% of revenues	47.6%	64.8%		52.0%	56.8%	58.6%
Provision/(benefit) for taxes on income	103	255	(59)	409	925	(2,366)	(56)	*

Effective tax rate	11.7%	12.8%		7.7%	13.1%	(30.2)%

Net income before allocation to noncontrolling interests	782	1,736	(55)	4,922	6,131	10,201	(20)	(40)
% of revenues	42.0%	56.5%		48.1%	49.3%	76.4%
Less: Net income/(loss) attributable to noncontrolling interests	(1)	1	*	5	3	3	99	*

Net income attributable to the Upjohn Business	$783	$1,735	(55)	$4,917	$6,128	$10,199	(20)	(40)

% of revenues	42.1%	56.5%		48.0%	49.3%	76.3%

Certain amounts and percentages may reflect rounding adjustments.

*	Indicates calculation not meaningful or result is equal to or greater than 100%.
(a)

For the years ended December 31, 2019, 2018 and 2017, see Notes to Combined Financial Statements—Note 2. Basis of Presentation and for the three months ended March 29, 2020 and March 31, 2019, see Notes to Unaudited Condensed Combined Financial Statements—Note 1B. Business Description and Basis of Presentation: Basis of Presentation.

(b)

Excludes amortization of intangible assets, except as disclosed in Notes to Combined Financial Statements—Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Revenues

Revenues—Overview

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues in the first three months of 2020 decreased by $1.2 billion, or 39%, to $1.9 billion, reflecting an operational decrease of $1.2 billion, or 39%, and the unfavorable impact of foreign exchange of $19 million, or less than 1%.

The following provides an analysis of the changes in Revenues in the first three months of 2020:

(millions of dollars)
Upjohn Revenues, First Three Months of 2019		$3,071
Operational growth/(decline):
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	$(808)
Lipitor and Norvasc sales decline in China, primarily due to the initial March 2019 Chinese government implementation, and subsequent nationwide expansion beginning December 2019, of a volume-based procurement program(a)	(299)
Declines from continuing generic competition for Viagra and Revatio within the U.S., for which Viagra lost exclusivity in December 2017 and a new generic entry for Revatio entered the market during the middle of 2019	(48)
Other operational factors, net	(35)

Operational decline, net	(1,190)	(1,190)

Operational revenues		1,880
Unfavorable impact of foreign exchange	(19)	(19)

Total Upjohn Revenues decrease	$(1,210)

Upjohn Revenues, First Three Months of 2020		$1,861

(a)

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Revenues—2019 vs. 2018

Revenues in 2019 decreased by $2.2 billion, or 18%, to $10.2 billion, reflecting an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

The following provides an analysis of the changes in Revenues in 2019:

(millions of dollars)
Upjohn Revenues, 2018		$12,431
Operational growth/(decline):
Sales growth in China on products not impacted by volume-based procurement implementation, including Viagra, Celebrex, Zoloft, Lyrica and Effexor	$114
Celebrex, Lyrica and Effexor growth in Japan	72
Lipitor and Norvasc overall sales growth in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	30
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(181)

Operational decline, net	(1,938)	(1,938)

Operational revenues		10,493
Unfavorable impact of foreign exchange	(249)	(249)

Total Upjohn Revenues decrease	$(2,187)

Upjohn Revenues, 2019		$10,244

(a)

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Revenues—2018 vs. 2017

Revenues in 2018 decreased by $929 million, or 7%, to $12.4 billion, reflecting an operational decrease of $1.0 billion, or 8%, partially offset by the favorable impact of foreign exchange of $117 million, or 1%.

The following provides an analysis of the changes in Revenues in 2018:

(millions of dollars)
Upjohn Revenues, 2017		$13,359
Operational growth/(decline):
Lipitor and Norvasc product sales growth in Greater China and Emerging Markets	$356
Lyrica growth in the U.S. and Japan	164
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	(1,118)
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(125)

Operational decline, net	(1,045)	(1,045)

Operational revenues		12,314
Favorable impact of foreign exchange	117	117

Total Upjohn Revenues decrease	$(929)

Upjohn Revenues, 2018		$12,431

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Inventory Stocking

The Upjohn Business’s policy relating to the supply of pharmaceutical inventory at U.S. wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. Historically, the Upjohn Business has been able to closely monitor these customer stocking levels by purchasing information from its customers directly or by obtaining other third-party information. The Upjohn Business believes its data sources to be directionally reliable but cannot verify their accuracy. Further, as the Upjohn Business does not control this third-party data, it cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated. In the first three months of 2020, pharmacies purchased incremental stock to ensure supply during the COVID-19 pandemic period. See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period. Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends.

The following table provides information about revenue deductions:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	March 29, 2020	March 31, 2019	2019	2018	2017
Medicare rebates(a)	$25	$298	$682	$1,200	$959
Medicaid and related state program rebates(a)	21	262	677	985	908
Performance-based contract rebates(a), (b)	282	368	1,372	1,560	1,744
Chargebacks(c)	388	776	2,185	3,507	3,048
Sales allowances(d)	407	459	1,895	2,053	2,041
Sales returns and cash discounts	51	82	424	467	431

Total(e)	$1,174	$2,245	$7,234	$9,774	$9,131

(a)	Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Medicare rebates are inclusive of the Medicare “coverage gap” discount.

(b)

Performance-based contract rebates include contract rebates with managed care organizations (“MCOs”) primarily within the U.S., including health maintenance organizations and pharmacy benefit managers (“PBMs”), who receive rebates based on the achievement of contracted performance terms and claims under these contracts. Outside the U.S., performance-based contract rebates include rebates to wholesalers/distributors based on achievement of contracted performance for specific products or sales milestones.

(c)	Chargebacks primarily represent reimbursements to U.S. wholesalers for honoring contracted prices to third parties.

(d)	Sales allowances primarily represent price reductions that are contractual or legislatively mandated outside the U.S., discounts and distribution fees.

(e)

For the three months ended March 29, 2020 and March 31, 2019, associated with the following segments: Developed Markets ($1.0 billion and $2.1 billion), Greater China ($64 million and $101 million) and Emerging Markets ($77 million and $70 million). For the years ended December 31, 2019, 2018 and 2017, associated with the following segments: Developed Markets ($6.5 billion, $9.0 billion and $8.4 billion), Greater China ($427 million, $391 million and $281 million) and Emerging Markets ($320 million, $345 million and $468 million).

Total revenue deductions for the first three months of 2020 decreased 48% as compared to the first three months of 2019, primarily as a result of:

•

a decrease in Medicare rebates and Medicaid and related state program rebates, primarily driven by a significant decrease in Lyrica sales in the U.S. due to multi-source generic competition that began in July 2019;

•

lower chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra, which ended in March 2019, and reduced Lyrica volumes due to the loss of exclusivity and resulting multi-source generic competition that began in July 2019; and

•	a decrease in contract rebates in the U.S., as well as decrease in cash discounts, both primarily driven by lower sales of Lyrica following loss of exclusivity.

Total revenue deductions for 2019 decreased 26% as compared to 2018, primarily as a result of:

•

lower chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra, which ended in March 2019, and reduced Lyrica volumes due to loss of exclusivity and resulting multi-source generic competition that began in July 2019;

•

a decrease in Medicare rebates and Medicaid and related state program rebates, primarily driven by a significant decrease in Lyrica sales in the U.S. due to multi-source generic competition that began in July 2019;

•	a decrease in contract rebates in the U.S., primarily driven by reduced Lyrica and Viagra volumes following loss of exclusivity;

•	a decrease in sales allowances, primarily related to Greenstone products in the U.S.; and

•

a net decrease in sales returns and cash discounts, primarily due to a decrease in cash discounts, primarily in the U.S. due to lower sales of Lyrica and Viagra following loss of exclusivity, partially offset by an increase in sales returns, primarily for Lyrica in the U.S. due to loss of exclusivity and resulting multi-source generic competition that began in July 2019.

Total revenue deductions for 2018 increased 7% compared to 2017, primarily as a result of:

•	higher chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra and higher chargebacks in the Greenstone business; and

•	an increase in Medicare rebates and Medicaid and related state program rebates, including an increase in amounts related to the Medicare “coverage gap,”

partially offset by

•	a decline in performance-based contract rebates due to the Viagra sales declines in the U.S.

In 2019, Lyrica accounted for approximately 85% of rebates in the U.S. compared to 88% in 2018. The decrease of Lyrica rebates in the U.S. reflects the expiration of patent protection in June 2019. In addition, a certain contract related to Viagra ended in March 2019 and as a result, net revenues as well as chargebacks declined.

For information on the accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts, including the balance sheet classification of these accruals, see Notes to Combined Financial Statements—Note 3F. Significant Accounting Policies: Revenues and Trade Accounts Receivable and Notes to Unaudited Condensed Combined Financial Statements—Note 2B. Significant Accounting Policies: Revenues and Trade Accounts Receivable.

Revenues by Segment and Geography

Global revenues by operating segment were as follows:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$1,127	$2,006	(44)	(43)	$6,748	$8,848	$10,203	(24)	(23)	(13)	(14)
Greater China	481	811	(41)	(40)	2,430	2,396	1,950	1	6	23	20
Emerging Markets	253	253	—	1	1,065	1,186	1,207	(10)	(7)	(2)	—

Total	$1,861	$3,071	(39)	(39)	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

Certain amounts and percentages may reflect rounding adjustments.

Total revenues in the U.S. were $345 million for the first three months of 2020 and $1.2 billion for the same period in 2019. Total revenues in the U.S. were $3.3 billion in 2019, $5.1 billion in 2018 and $6.1 billion in 2017. Revenues exceeded $200 million in each of four countries outside the U.S. in 2019, 2018 and 2017. The U.S., China and Japan were the only countries to contribute more than 10% of total revenue in 2019, 2018 and 2017 and collectively represented 69%, 72% and 71% of total revenues in 2019, 2018 and 2017, respectively. Outside the U.S., China, Japan, and, in 2019 only, South Korea, no country individually contributed more than 3% of total revenues in 2019, 2018 and 2017.

For additional information about operating segment revenues, see the “—Analysis of Operating Segment Information” section of this MD&A.

Significant Product Revenues

The following table provides detailed revenue information for several of the Upjohn Business’s major products:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Lipitor	$406	$624	(35)	(34)	$1,972	$2,029	$1,851	(3)	1	10	7
Lyrica	345	1,174	(71)	(71)	3,330	4,975	5,077	(33)	(33)	(2)	(2)
Norvasc	194	302	(36)	(35)	953	1,023	932	(7)	(3)	10	8
Celebrex	155	176	(12)	(12)	724	670	775	8	10	(13)	(15)
Viagra	128	153	(16)	(16)	526	659	1,204	(20)	(17)	(45)	(46)
Effexor	78	77	1	2	334	316	297	6	8	6	6
Zoloft	78	69	14	17	294	301	291	(2)	2	4	4
Xalatan/Xalacom	61	62	(1)	—	281	316	335	(11)	(8)	(6)	(7)
Xanax	46	37	24	27	197	198	225	(1)	4	(12)	(13)
Revatio	18	44	(59)	(59)	136	214	252	(36)	(35)	(15)	(16)
Greenstone(a)	133	125	6	6	538	626	833	(14)	(14)	(25)	(25)
Other	219	228	(4)	(3)	958	1,103	1,287	(13)	(10)	(14)	(15)

Total revenues	$1,861	$3,071	(39)	(39)	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

(a)

Includes revenues of approximately $52 million in the first three months of 2020, $44 million in the first three months of 2019, $174 million in 2019, $159 million in 2018 and $167 million in 2017 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March of 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, the Upjohn Business makes a profit-sharing payment to Allergan.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—Selected Product Discussion

The tables below provide worldwide revenues, by geography, for selected products. References to total change pertain to period-over-period growth rates that include foreign exchange. The difference between the total change and operational change represents the impact of foreign exchange. Amounts may not add due to rounding. All percentages have been calculated using unrounded amounts.

•	Lipitor:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$117	$123	(5)	(3)	$523	$527	$623	(1)	3	(15)	(18)
Greater China	226	438	(48)	(47)	1,227	1,255	986	(2)	2	27	24
Emerging Markets	63	62	1	2	223	247	242	(10)	(7)	2	4

Worldwide revenues	$406	$624	(35)	(34)	$1,972	$2,029	$1,851	(3)	1	10	7

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 34% in the first three months of 2020 was primarily due to the unfavorable impact resulting from the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019.

Revenues—2019

The worldwide operational growth of 1% in 2019 was mostly due to increased volume-driven demand in China driven by investments to expand into additional geographic areas in provinces in China where the volume-based procurement program had not yet been implemented, partially offset by declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities and discontinued sales in Saudi Arabia.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 7% in 2018 was primarily driven by a 13% operational increase in international markets due to significant increased demand and volume growth in China, partially offset by pricing pressures in China, generic competition in Japan, and the non-recurrence of favorable U.S. rebates that occurred in 2017.

•	Lyrica:

Lyrica lost exclusivity in the U.S. in June 2019 and anticipated multi-source generic competition began on July 19, 2019.

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$299	$1,127	(73)	(73)	$3,125	$4,765	$4,862	(34)	(34)	(2)	(2)
Greater China	16	16	—	1	71	59	44	19	22	35	34
Emerging Markets	30	31	(5)	(3)	135	151	172	(11)	(8)	(12)	(11)

Worldwide revenues	$345	$1,174	(71)	(71)	$3,330	$4,975	$5,077	(33)	(33)	(2)	(2)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 71% in the first three months of 2020 was primarily due to declines in the U.S. primarily due to the expected significantly lower volumes driven by multi-source generic competition that began in July 2019.

Revenues—2019

The worldwide operational decline of 33% in 2019 was driven by (i) declines in the U.S. primarily due to lower volumes driven by multi-source generic competition that began in July 2019; and (ii) generic competition in developed Europe markets and pricing pressures across international markets, partially offset by increased volumes in Japan attributable to growth in the orally dissolving tablet formulation, and increased volumes in China and Russia.

Revenues—2018

The worldwide operational decline of 2% in 2018 was primarily driven by continuing declines from losses of exclusivity in mature Europe markets and Australia, partially offset by growth in the U.S. and growth in the orally dissolving tablet formulation in Japan.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Lyrica product exclusivity impacting product revenues.

•	Norvasc:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$64	$77	(17)	(15)	$300	$319	$352	(6)	(3)	(9)	(11)
Greater China	103	200	(48)	(47)	536	558	454	(4)	1	23	19
Emerging Markets	26	25	5	8	116	146	126	(20)	(16)	16	20

Worldwide revenues	$194	$302	(36)	(35)	$953	$1,023	$932	(7)	(3)	10	8

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 35% in the first three months of 2020 was primarily due to the unfavorable impact resulting from the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019.

Revenues—2019

The worldwide operational decline of 3% in 2019 was primarily due to declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities as well as lower volumes in Japan and discontinued sales in Venezuela, partially offset by increased volume-driven demand in China driven by investments in geographic expansion in provinces in China where the volume-based procurement program had not yet been implemented.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 8% in 2018 was primarily driven by a 9% operational increase in international markets due to significant increased volume-driven demand in China, partially offset by generic competition in Japan and pricing pressures in China.

•	Celebrex:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$93	$96	(3)	(3)	$422	$375	$472	13	13	(21)	(22)
Greater China	39	47	(18)	(17)	177	154	132	15	20	16	14
Emerging Markets	23	33	(29)	(29)	125	142	170	(11)	(10)	(17)	(17)

Worldwide revenues	$155	$176	(12)	(12)	$724	$670	$775	8	10	(13)	(15)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 12% in the first three months of 2020 was primarily due to lower volumes across emerging markets, primarily in China, where product sales were impacted by the COVID-19 pandemic, and in Southeast Asia markets.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational growth of 10% in 2019 was mainly due to higher volumes in China, driven by investments in geographic expansion, and higher volumes in Japan, partially offset by supply and pricing pressures in certain emerging markets.

Revenues—2018

The worldwide operational decline of 15% in 2018 was primarily driven by lower volumes and the non-recurrence of a sales deduction reversal in 2017 in the U.S., as well as pricing pressure in Mexico and China, partially offset by increased volume demand in China.

•	Viagra:

Viagra lost exclusivity in the U.S. in December 2017.

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$64	$83	(23)	(23)	$257	$405	$969	(37)	(34)	(58)	(58)
Greater China	47	54	(13)	(12)	199	178	164	12	17	8	5
Emerging Markets	17	16	8	8	69	77	72	(10)	(8)	7	8

Worldwide revenues	$128	$153	(16)	(16)	$526	$659	$1,204	(20)	(17)	(45)	(46)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 16% in the first three months of 2020 was primarily driven by continued volume erosion due to multi-source generic competition in the U.S., as well as lower volumes in China, where product sales were impacted by the COVID-19 pandemic.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational decline of 17% in 2019 was primarily driven by the loss of exclusivity in the U.S. in December 2017 contributing to lower volumes and pricing pressures, lower volumes across certain developed markets and certain emerging markets, and pricing pressures in China, partially offset by increased retail demand growth in China. Sales of Viagra Connect, the over-the-counter Viagra product in the U.K., were approximately $25 million in 2019.

Revenues—2018

The worldwide operational decline of 46% in 2018 was primarily driven by a 72% decrease in the U.S. driven by generic competition that began in December 2017 when Viagra lost exclusivity. Internationally, there was increased demand in Emerging Markets and China, and the launch of Viagra Connect, the over-the-counter Viagra product, in the U.K. in March 2018.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Viagra product exclusivity impacting product revenues.

•	Greenstone:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$133	$125	6	6	$538	$626	$833	(14)	(14)	(25)	(25)
Greater China	—	—	—	—	—	—	—	—	—	—	—
Emerging Markets	—	—	—	—	—	—	—	—	—	—	—

Worldwide revenues	$133	$125	6	6	$538	$626	$833	(14)	(14)	(25)	(25)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational growth of 6% in the first three months of 2020 was primarily due to increased sales of diclofenac epolamine topical patch (Greenstone’s authorized generic of Pfizer’s Flector Patch) and products under the license agreement entered into with Allergan, along with increased sales of azithromycin during March 2020 as the COVID-19 pandemic began to have deeper impact in the U.S., partially offset by a continued decline in sales of medroxyprogesterone intramuscular (“IM”) (Greenstone’s authorized generic of Pfizer’s Depo-Provera). While it appears that physicians may have been prescribing azithromycin to treat certain patients with COVID-19 related conditions, the product is not approved for use in the treatment and prevention of COVID-19, and, therefore, the Upjohn Business does not know the benefit/risk profile for its use in this disease.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

Revenues—2019

The worldwide operational decline of 14% in 2019 was primarily driven by a decline in sales of sildenafil citrate (Greenstone’s authorized generic of Viagra) and medroxyprogesterone IM as a result of generic competition in the U.S., as well as a decline in sales of atorvastatin, partially offset by new sales of diclofenac epolamine topical patch and increased sales of products under the license agreement entered into with Allergan.

Revenues—2018

The worldwide operational decline of 25% in 2018 was primarily driven by a decline in sales of medroxyprogesterone IM as a result of generic competition in the U.S. following the entry of a Depo-Provera generic competitor in January 2018, as well as a decline in generic atorvastatin sales in the U.S.

•	All Other:

	Three Months Ended		% Change		Year Ended December 31,			% Change
	Mar. 29, 2020	Mar. 31, 2019	20/19		2019	2018	2017	19/18		18/17
(millions of dollars)			Total	Oper.				Total	Oper.	Total	Oper.
Developed Markets	$357	$375	(5)	(4)	$1,583	$1,832	$2,093	(14)	(11)	(12)	(14)
Greater China	49	55	(11)	(10)	221	193	169	15	19	14	12
Emerging Markets	95	87	9	11	397	424	425	(6)	(3)	—	2

Worldwide revenues	$501	$517	(3)	(2)	$2,200	$2,448	$2,687	(10)	(7)	(9)	(10)

Revenues—Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

The worldwide operational decline of 2% in the first three months of 2020 was primarily due to lower U.S. oral suspension formulation sales of Revatio and related pricing pressures due to a recent generic entry during 2019, partially offset by increased Zoloft sales, primarily in Brazil, Italy and China.

Revenues—2019

The worldwide operational decline of 7% in 2019 was primarily due to lower sales of Relpax in the U.S. from continued generic competition, lower U.S. oral suspension formulation sales of Revatio and related pricing pressures due to a recent generic entry, lower sales of Relpax in Japan due to loss of exclusivity in December 2018 and lower sales across products in developed Europe markets, partially offset by higher sales volume growth of Effexor in Japan and Zoloft, Effexor and other products in China.

Revenues—2018

The worldwide operational decline of 10% in 2018 was primarily driven by continuing declines following the loss of exclusivity for Relpax in the U.S., lower sales of Xanax in the U.S., Revatio in Europe and Xalatan/Xalacom in Europe and Japan, among others, partially offset by higher sales of Effexor in Japan and Zoloft in China.

See the “—Factors Affecting the Upjohn Business Performance—Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information regarding the expiration of various patent rights.

See Notes to Combined Financial Statements—Note 18C. Segment, Geographic and Revenue Information: Other Revenue Information and Notes to Unaudited Condensed Combined Financial Statements—Note 14B. Segment, Geographic and Revenue Information: Other Revenue Information for additional information regarding the selected products discussed above.

See Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements—Note 13. Commitments and Contingencies for a discussion of recent developments concerning product litigation relating to certain of the products discussed above.

Product Developments

In 2019, the Upjohn Business submitted five Abbreviated New Drug Applications for authorized generics in Japan. In February 2020, the Japanese Ministry of Health, Labor and Welfare approved the Upjohn Business’s authorized generic of celecoxib, representing the first of the requested approvals. The Upjohn Business expects to launch the authorized generic of celecoxib in Japan during the second half of 2020.

Costs and Expenses

Our response to the COVID-19 pandemic increased certain operating expenses in the first three months of 2020, including expenses incurred to protect colleagues that continue to work in our manufacturing facilities, incremental transport expenses to ensure supply chain continuity and other expenses incurred to comply with other restrictions related to COVID-19. At the same time, the COVID-19 pandemic caused a reduction in certain other operating expenses in the first three months of 2020, as meetings and business travel were paused, including in-person meetings with healthcare professionals in impacted markets.

Cost of Sales

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Cost of sales	$400	$398	—	$1,713	$2,003	$2,036	(14)	(2)
As a percentage of Revenues	21.5%	13.0%		16.7%	16.1%	15.2%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Cost of sales increased $1 million, or less than 1%, in the first three months of 2020, compared to the same period in 2019, primarily due to:

•

the net impact of unfavorable manufacturing variances of $28 million, including the reduction of a favorable variance from the first three months of 2019 coming primarily from lower atorvastatin active product ingredient import duties in China;

•	the unfavorable impact of foreign exchange of $23 million;

•	increased cost of sales in the U.S. from higher sales volumes of certain Greenstone products; and

•	the non-recurrence of a reversal of a royalty reserve, primarily for Xalacom, of $12 million in the first three months of 2019,

partially offset by

•	lower sales volumes as discussed above in Revenues, including a cost of goods sold impact of $61 million due to the June 2019 loss of exclusivity of Lyrica in the U.S.; and

•	the favorable impact of allocated gains of $4 million associated with Pfizer hedging activity on intercompany inventory.

Cost of sales as a percentage of Revenues increased 8.5 percentage points, driven by lower Lyrica revenues, primarily in the U.S. due to multi-source generic competition that began in July 2019, lower Lipitor and Norvasc revenues due to the VBP program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019, and an unfavorable impact of foreign exchange, partially offset by lower royalty expense for Lyrica due to the U.S. patent expiration.

2019 vs. 2018

Cost of sales decreased $290 million, or 14%, in 2019, compared to 2018, primarily due to:

•	lower sales volumes as discussed above in Revenues, including a cost of goods sold impact of $131 million due to the June 2019 loss of exclusivity of Lyrica in the U.S.;

•	the favorable impact of allocated gains of $51 million associated with Pfizer hedging activity on intercompany inventory;

•	the favorable impact of foreign exchange of $41 million;

•	the impact of allocated Pfizer global supply network favorable distribution variances; and

•	lower allocated Puerto Rico excise taxes due to lower sales in 2019,

partially offset by:

•	increased cost of sales in China from higher sales volumes of various products; and

•	increased cost of sales in Japan from higher sales volumes of Lyrica, Celebrex and Effexor.

The increase in Cost of sales as a percentage of Revenues in 2019, compared to 2018, was primarily due to the factors discussed above.

2018 vs. 2017

Cost of sales decreased $33 million, or 2%, in 2018, compared to 2017, primarily due to:

•

the non-recurrence of $102 million in inventory losses, overhead costs, and incremental costs related to the period in 2017 during which our Puerto Rico plants were not operational due to hurricanes (for more information, see below); and

•	lower sales volumes of the Greenstone products and Lyrica in Europe and Australia,

partially offset by:

•

increased sales volumes primarily related to key products within our product portfolio, such as Lyrica primarily in the U.S. and Japan, Lipitor primarily in China and Brazil, and Norvasc primarily in China;

•	the unfavorable impact of foreign exchange of $15 million; and

•	the unfavorable impact of allocated losses of $19 million associated with Pfizer hedging activity on intercompany inventory.

The increase in Cost of sales as a percentage of Revenues in 2018, compared to 2017, was primarily due to the decline in revenues as well as all of the factors discussed above.

Impact of Hurricanes in Puerto Rico

We have manufacturing and commercial operations in Puerto Rico, which were impacted by the hurricanes toward the end of the third quarter in 2017. While our two manufacturing sites in Puerto Rico sustained some damage and became inoperable due to issues impacting Puerto Rico overall, both sites have resumed operations and remediation activities were completed in 2018.

Selling, Informational and Administrative (“SI&A”) Expenses

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Selling, informational and administrative expenses	$413	$535	(23)	$2,252	$2,568	$2,771	(12)	(7)
As a percentage of Revenues	22.2%	17.4%		22.0%	20.7%	20.7%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

SI&A expenses decreased $122 million, or 23%, in the first three months of 2020, compared to the same period in 2019, primarily due to:

•

a decrease in the allocation from Pfizer of general and administrative and other marketing expenses, partially offset by an increase in direct expenses incurred by the Upjohn Business for certain support functions, which were historically provided on a centralized basis by Pfizer, to better position the Upjohn Business to operate as a stand-alone division within Pfizer;

•

a reduction in field force, advertising and promotion and general and administrative expenses in China, primarily related to the sales decline of Lipitor and Norvasc primarily due to the volume-based procurement program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019, and lower meeting and travel expenses as a result of the disruption from the COVID-19 pandemic;

•	a reduction in advertising and promotion and field force expenses in Developed Markets, primarily related to Lyrica in the U.S.; and

•	the favorable impact of foreign exchange of $4 million,

partially offset by:

•	an increase in U.S. healthcare reform expenses of $22 million, reflecting a refinement of the allocation from Pfizer for the estimated U.S. healthcare fee associated with the Upjohn Business; and

•

an increase in field force, advertising and promotion, other marketing and general and administrative expenses in Emerging Markets, as such operating segment within the Upjohn Business has now been fully stood up since the Upjohn Business organization began on January 1, 2019.

SI&A expenses as a percentage of Revenues increased 4.8 percentage points in the first three months of 2020, driven primarily by (i) a significant shift in the geographic mix of revenues following the decline in U.S. revenues primarily for Lyrica due to multi-source generic competition that began in July 2019 (international revenues represented 81% of total Upjohn Business revenues in the first three months of 2020, as compared to 61% in the first three months of 2019); (ii) an increase in direct expenses for certain enabling and commercial support functions and activities, including for the Emerging Markets operating segment as part of standing up the Upjohn Business; and (iii) higher U.S. healthcare reform expenses, reflecting a refinement of the allocation from Pfizer.

2019 vs. 2018

SI&A expenses decreased $317 million, or 12%, in 2019, compared to 2018, primarily due to:

•	a reduction in field force and advertising and promotion expenses in Developed Markets, primarily related to Lyrica in the U.S.;

•	the favorable impact of foreign exchange of $56 million; and

•	the non-recurrence of a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million in 2018,

partially offset by:

•	investments in China across key brands.

2018 vs. 2017

SI&A expenses decreased $203 million, or 7%, in 2018, compared to 2017, primarily due to:

•	decreased investments across several key products, primarily Viagra and Lyrica;

•	lower advertising, promotional and field force expenses, as well as general and administrative expenses, reflecting the benefits of cost-reduction and productivity initiatives; and

•	lower healthcare reform expenses of $42 million,

partially offset by:

•	additional investments in China, primarily for Lipitor and Norvasc; and

•	a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million.

Research and Development (“R&D”) Expenses

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Research and development expenses	$60	$62	(3)	$279	$308	$343	(9)	(10)
As a percentage of Revenues	3.2%	2.0%		2.7%	2.5%	2.6%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

R&D expenses decreased $2 million, or 3%, in the first three months of 2020, compared to the same period in 2019, primarily due to decreased spending for several programs, including Lyrica post-approval safety and efficacy studies.

2019 vs. 2018

R&D expenses decreased $29 million, or 9%, in 2019, compared to 2018, primarily due to a decrease in the expense allocations for research, development and medical functions provided by Pfizer’s research and development organization to the Upjohn Business as a result of the further rationalization of services as part of Pfizer’s reorganization that took place on January 1, 2019 and decreased spending for several programs for Lyrica post-approval safety and efficacy studies, partially offset by increased spending for programs related to Geodon post-approval studies and for pipeline product development and the non-recurrence of a Celebrex study close-out adjustment in 2018.

2018 vs. 2017

R&D expenses decreased $35 million, or 10%, in 2018, compared to 2017, primarily due to decreased spending for several programs for Lyrica post-approval safety and efficacy studies.

For additional information on Cost of sales, SI&A and R&D expenses by operating segment, see the “—Analysis of Operating Segment Information” section of this MD&A.

Amortization of Intangible Assets

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Amortization of intangible assets	$36	$39	(6)	$148	$157	$166	(5)	(6)
As a percentage of Revenues	2.0%	1.3%		1.5%	1.3%	1.2%

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Amortization of intangible assets decreased $2 million, or 6%, in the first three months of 2020, compared to the same period in 2019, primarily due to assets that became fully amortized at the end of their estimated useful lives.

2019 vs. 2018

Amortization of intangible assets decreased $9 million, or 5%, in 2019, compared to 2018, primarily due to assets that became fully amortized at the end of their estimated useful lives.

2018 vs. 2017

Amortization of intangible assets decreased $10 million, or 6%, in 2018, compared to 2017, primarily due to assets that became fully amortized at the end of their estimated useful lives.

See also Notes to Combined Financial Statements—Note 12A. Identifiable Intangible Assets and Goodwill: Identifiable Intangible Assets and Notes to Unaudited Condensed Combined Financial Statements—Note 9A. Identifiable Intangible Assets and Goodwill: Identifiable Intangible Assets.

Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Costs associated with cost-reduction/productivity initiatives(a)	$19	$15	30	$185	$89	$(21)	*	*

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

(a)

The costs associated with cost-reduction/productivity initiatives are predominately termination costs. Allocation of costs associated with cost-reduction/productivity initiatives was: $1 million in the first three months of 2020; $9 million in the first three months of 2019; $45 million in 2019, $104 million in 2018 and $59 million in 2017. For additional information, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Pfizer Cost-Reduction/Productivity Initiatives

The Upjohn Business has incurred costs associated with Pfizer’s global cost-reduction/productivity initiatives across the enterprise, which in large part relate to employee termination costs. During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized the Pfizer operations into three businesses—Biopharma, a science-based Innovative medicines business; the Upjohn Business; and a Consumer Healthcare business. As part of the Pfizer reorganization, the Upjohn Business was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing, regulatory and, subject to limited exceptions, enabling functions, which better enables the Upjohn Business to optimize its growth potential. Through March 29, 2020, the Upjohn Business has incurred cumulative direct and allocated restructuring and implementation costs of approximately $374 million (of which approximately $159 million are direct costs) under Pfizer’s global combined program of 2017-2019 and Organizing for Growth cost-reduction/productivity initiatives. The Upjohn Business expects to incur approximately $8 million of additional direct restructuring charges and implementation costs primarily over the remainder of 2020 and into 2021 to complete activities associated with this combined program of global cost-reduction/productivity initiatives. The total cumulative costs associated with Pfizer’s global combined program of 2017-2019 and Organizing for Growth cost-reduction/productivity initiatives of approximately $382 million (of which approximately 15% are non-cash costs) are expected to achieve annual targeted cost savings of approximately $330 million for the Upjohn Business. For additional information about this program, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

In addition to these major initiatives, the Upjohn Business continuously monitors its operations for cost-reduction and/or productivity opportunities.

Other (Income)/Deductions—Net

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Other (income)/deductions—net	$51	$37	39	$362	$300	$288	21	4

Included in Other (income)/deductions—net is allocated Pfizer net interest-related expense of $54 million in the first three months of 2020, $79 million in the first three months of 2019, $288 million in 2019, $252 million in 2018 and $259 million in 2017. For information about the components of Other (income)/deductions—net, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net.

See also the “—Analysis of Operating Segment Information” section of this MD&A.

Provision/(Benefit) for Taxes on Income

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Provision/(benefit) for taxes on income	$103	$255	(59)	$409	$925	$(2,366)	(56)	*
Effective tax rate on operations	11.7%	12.8%		7.7%	13.1%	(30.2)%

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

For information about the effective tax rate of the Upjohn Business and the events and circumstances contributing to the changes between periods, see Notes to Combined Financial Statements—Note 7. Tax Matters and Notes to Unaudited Condensed Combined Financial Statements—Note 5. Tax Matters.

Changes in Tax Laws

On December 22, 2017, the U.S. enacted significant changes to U.S. tax law following the passage and signing of the TCJA. The TCJA is complex and significantly changes the U.S. corporate income tax system by, among other things, reducing the U.S. Federal corporate tax rate from 35% to 21%, transitioning U.S. international taxation from a worldwide tax system to a territorial tax system and imposing a repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries. In accordance with guidance issued by the SEC, the Upjohn Business recorded provisional estimates of the legislation in the fourth-quarter 2017. In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance provided by the SEC. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income, Notes to Unaudited Condensed

Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income, and the “––Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A.

On January 23, 2017, the Governor of Puerto Rico signed into law Act No. 3-2017, amending Section 2101 of the Puerto Rico Internal Revenue Code of 1994, which imposes an excise tax that was effective beginning in 2011 (Act 154). The excise tax is imposed on the purchase of products by multinational corporations and their affiliates from their Puerto Rico affiliates. As originally adopted, the excise tax was to be in effect from 2011 through 2016 and the tax rate was to decline over time from 4% in 2011 to 1% in 2016. Act No. 2-2013 extended the excise tax through 2017 and, effective July 1, 2013, increased the tax rate to 4% for all years through 2017. Act No. 3-2017 further extended the excise tax for all years through 2027 at a rate of 4%. The excise tax has been recorded in Cost of sales and Provision/(benefit) for taxes on income, as appropriate.

Non-GAAP Financial Measure (“Adjusted Income”)

General Description of Non-GAAP Financial Measure (“Adjusted Income”)

Adjusted income is an alternative view of performance used by management. The Upjohn Business measures the performance of the overall company on this basis in conjunction with other performance metrics. Because Adjusted income is an important internal measurement for Pfizer and the Upjohn Business, the Upjohn Business believes that investors’ understanding of its performance is enhanced by disclosing this performance measure. The Upjohn Business presents Adjusted income and certain components of Adjusted income in order to portray the results of its major operations—the manufacture, marketing and sale of pharmaceutical products—prior to considering certain income statement elements. Adjusted income is defined by the Upjohn Business as Net income attributable to the Upjohn Business before the impact of purchase accounting for acquisitions and certain significant items, which are described below. Similarly, it has defined the Adjusted income components as Cost of sales, Selling, informational and administrative expenses, Research and development expenses, Amortization of intangible assets and Other (income)/deductions—net each before the impact of purchase accounting for acquisitions and certain significant items. The Adjusted income measure and the Adjusted income component measures are not, and should not be viewed as, substitutes for U.S. GAAP net income or U.S. GAAP net income components.

The following are examples of how the Adjusted income measure is utilized:

•	senior management of Pfizer and the Upjohn Business receive a monthly analysis of the operating results of the Upjohn Business that is prepared on an Adjusted income basis;

•	the annual budget of the Upjohn Business is prepared on an Adjusted income basis; and

•

Pfizer and the Upjohn Business’s senior management’s annual compensation is derived, in part, using Adjusted income measures. Effective in 2020, the bonus plans for substantially all non-sales-force employees worldwide, including the Upjohn Business Executive Leadership Team members and other members of senior management, are funded from one pool based on Pfizer’s performance and is measured in significant part (prior to 2020, performance was measured in full) by three metrics, one of which is derived from Adjusted income and accounts for 40% of the bonus pool funding. The Upjohn Business is allocated a portion of the funded bonus pool based on its performance. In addition, effective in 2019, Adjusted net income, which is derived from Adjusted income, is one of the measures utilized to determine payout for performance share awards and is used for performance years starting in 2019, except for the 2017 performance share award grant that used the previous metric Adjusted operating income.

Adjusted income and its components are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, are limited in their usefulness to investors. Because of their non-standardized definitions, Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.

The Upjohn Business also recognizes that, as internal measures of performance, the Adjusted income and its components measures have limitations, and it does not restrict its performance-management process solely to these metrics. A limitation of these measures is that they provide a view of operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and do not provide a comparable view of performance to other companies in the pharmaceutical industry.

See the accompanying reconciliations of certain GAAP reported to non-GAAP adjusted information for the first three months of 2020 and 2019 and for each of the years ended December 31, 2019, 2018 and 2017 below.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts, primarily associated with Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, can include amortization related to the increase in fair value of the acquired finite-lived intangible assets, and to a much lesser extent, depreciation related to the increase/decrease in fair value of the acquired fixed assets (primarily manufacturing facilities). Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the acquisition cost of those products. Upjohn did not complete any business combinations during the periods covered by this MD&A.

Certain of the purchase accounting adjustments can occur through 20 or more years, but this presentation provides an alternative view of the performance of the Upjohn Business that is used by management to internally assess business performance. It is the belief of the Upjohn Business that the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of its business results by trying to provide a degree of parity to internally developed intangible assets for which R&D costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. The impacts of any other differences in experience that might have occurred if the Upjohn Business had discovered and developed those intangible assets on its own have not been factored in, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, costs to manufacture may have been different. In addition, marketing efforts of the Upjohn Business may have been received differently by its customers. As such, in total, there can be no assurance that the Adjusted income amounts would have been the same as presented had the Upjohn Business discovered and developed the acquired intangible assets.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive and/or unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspects of their nature. Certain significant items may be highly variable and difficult to predict. Furthermore, in some cases it is reasonably possible that they could reoccur in future periods. For example, major non-acquisition-related cost-reduction programs stand on their own as they are specific to an event or goal with a defined term, but there may be subsequent programs based on reorganizations of the business, cost productivity or in response to operational or economic conditions. Legal charges to resolve litigation are also related to specific cases, which are facts and circumstances specific. Unusual items may represent items that are not part of the ongoing business; items that, either as a result of their nature or size, would not be expected to occur as part of the normal business on a regular basis; items that would be non-recurring; or items that relate to products the Upjohn Business no longer sells. While not all-inclusive, examples of items that could be included as certain significant items would be major non-acquisition-related restructuring charges and associated implementation costs; amounts related to certain disposals of businesses, products or facilities that do not qualify as discontinued operations under U.S. GAAP; certain intangible asset impairments; allocated Pfizer gains and losses from equity securities because of their inherent volatility, which the Upjohn Business does not control and cannot predict with any level of certainty and because it does not believe that including these gains and losses assists investors in understanding its business or is reflective of its core operations and business; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation, such as the TCJA discussed in Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income; or charges related to certain legal matters, such as certain of those discussed in Notes to Combined Financial Statements—Note 17A. Commitments and Contingencies: Legal Proceedings and Notes to Unaudited Condensed Combined Financial Statements—Note 13A. Commitments and Contingencies: Legal Proceedings. Normal, ongoing defense costs or settlements of and accruals for legal matters made in the normal course of business would not be considered certain significant items.

Reconciliation of U.S. GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items

	Three Months Ended March 29, 2020
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$1,861	$—	$—	$1,861
Cost of sales	400	—	(3)	397
Selling, informational and administrative expenses	413	—	(1)	412
Research and development expenses	60	—	—	60
Amortization of intangible assets	36	(36)	—	—
Restructuring charges/(credits)	15	—	(15)	—
Other (income)/deductions—net	51	1	(2)	50
Income before provision/(benefit) for taxes on income	885	36	21	942
Provision/(benefit) for taxes on income(b)	103	6	3	113
Net income before allocation to noncontrolling interests	782	30	18	830
Net loss attributable to noncontrolling interests	(1)	—	—	(1)
Net income attributable to the Upjohn Business	783	30	18	831

	Three Months Ended March 31, 2019
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$3,071	$—	$—	$3,071
Cost of sales	398	—	(3)	395
Selling, informational and administrative expenses	535	—	(2)	532
Research and development expenses	62	—	(1)	61
Amortization of intangible assets	39	(39)	—	—
Restructuring charges/(credits)	9	—	(9)	—
Other (income)/deductions—net	37	1	10	48
Income before provision/(benefit) for taxes on income	1,991	38	6	2,034
Provision/(benefit) for taxes on income(b)	255	7	30	292
Net income before allocation to noncontrolling interests	1,736	30	(25)	1,742
Net income attributable to noncontrolling interests	1	—	—	1
Net income attributable to the Upjohn Business	1,735	30	(25)	1,741

	Year Ended December 31, 2019
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$10,244	$—	$—	$10,244
Cost of sales	1,713	—	(12)	1,701
Selling, informational and administrative expenses	2,252	(1)	(17)	2,234
Research and development expenses	279	—	(9)	269
Amortization of intangible assets	148	(147)	—	1
Restructuring charges/(credits)	159	—	(159)	—
Other (income)/deductions—net	362	4	(252)	114
Income before provision/(benefit) for taxes on income	5,331	145	449	5,925
Provision/(benefit) for taxes on income(b)	409	24	464	898
Net income before allocation to noncontrolling interests	4,922	121	(15)	5,028
Net income attributable to noncontrolling interests	5	—	—	5
Net income attributable to the Upjohn Business	4,917	121	(15)	5,023

	Year Ended December 31, 2018
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$12,431	$—	$—	$12,431
Cost of sales	2,003	—	(19)	1,983
Selling, informational and administrative expenses	2,568	(2)	(48)	2,519
Research and development expenses	308	—	(1)	307
Amortization of intangible assets	157	(156)	—	1
Restructuring charges/(credits)	39	—	(39)	—
Other (income)/deductions—net	300	7	(80)	227
Income before provision/(benefit) for taxes on income	7,056	151	188	7,395
Provision/(benefit) for taxes on income(b)	925	26	74	1,026
Net income before allocation to noncontrolling interests	6,131	125	113	6,369
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	6,128	125	113	6,367

	Year Ended December 31, 2017
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$13,359	$—	$—	$13,359
Cost of sales	2,036	(1)	(145)	1,891
Selling, informational and administrative expenses	2,771	(2)	(16)	2,753
Research and development expenses	343	—	(1)	342
Amortization of intangible assets	166	(166)	—	1
Restructuring charges/(credits)	(80)	—	80	—
Other (income)/deductions—net	288	10	(114)	184
Income before provision/(benefit) for taxes on income	7,835	159	195	8,189
Provision/(benefit) for taxes on income(b)	(2,366)	35	5,005	2,673
Net income before allocation to noncontrolling interests	10,201	124	(4,809)	5,516
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	10,199	124	(4,809)	5,513

(a)	For details of adjustments, see “Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income” below.
(b)

The effective tax rate on Non-GAAP Adjusted income was 12.0% in the first three months of 2020, compared to 14.4% in the first three months of 2019. The decrease in the effective tax rate on Non-GAAP Adjusted income for the first three months of 2020 compared with the first three months of 2019 was primarily due to the favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business and an increase in tax benefits associated with the resolution of certain tax positions pertaining to prior years primarily with foreign tax authorities and the expiration of certain statutes of limitations. The effective tax rate on Non-GAAP Adjusted income was 15.1%, 13.9% and 32.6% in the years ended December 31, 2019, 2018 and 2017, respectively. The increase in the effective tax rate on Non-GAAP Adjusted income for 2019 compared with 2018 was primarily due to an unfavorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as a decrease in tax benefits associated with the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations. The decrease in the effective tax rate on Non-GAAP Adjusted income for 2018 compared with 2017 was primarily due to tax benefits associated with the December 2017 enactment of the TCJA, a favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as an increase in benefits associated with the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income

Adjusted income, as shown above, excludes the following items:

	Three Months Ended		Year Ended December 31,
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	2019	2018	2017
Purchase accounting adjustments
Amortization of intangible assets(a)	$36	$39	$147	$156	$166
Other	(1)	(1)	(2)	(5)	(7)

Total purchase accounting adjustments—pre-tax	36	38	145	151	159
Income taxes(b)	(6)	(7)	(24)	(26)	(35)

Total purchase accounting adjustments—net of tax	30	30	121	125	124

Certain significant items
Restructuring charges/(credits)––cost-reduction initiatives(c)	15	9	159	39	(80)
Implementation costs and additional depreciation—asset restructuring(d)	4	6	26	49	59
Certain legal matters, net(e)	1	(6)	252	73	128
Inventory losses and other costs due to Hurricanes in Puerto Rico(f)	—	—	(1)	(13)	102
One-time bonus related to enactment of TCJA(g)	—	—	—	30	—
Other(h)	1	(3)	13	9	(14)

Total certain significant items—pre-tax	21	6	449	188	195
Income taxes(i)	(3)	(30)	(464)	(74)	(5,005)

Total certain significant items—net of tax	18	(25)	(15)	113	(4,809)

Total purchase accounting adjustments and certain significant items—net of tax, attributable to the Upjohn Business	$48	$6	$106	$239	$(4,685)

(a)	Included in Amortization of intangible assets.
(b)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. Income taxes do not reflect any changes associated with the enactment of the TCJA. Changes resulting from the TCJA have been reflected in the line item, Certain significant items “Income taxes.”

(c)

Amounts relate to employee termination costs, asset impairments and other exit costs not associated with acquisitions, which are included in Restructuring charges (see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Notes to Unaudited Condensed Combined Financial Statements—Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives). For all periods, the charges/(credits) were primarily related to employee termination costs. For 2017, the credits were mostly related to reversals of previously recorded accruals for employee termination costs.

(d)

Primarily included in Cost of sales ($3 million and $3 million in the first three months of 2020 and 2019, respectively and $12 million, $33 million and $42 million in 2019, 2018 and 2017, respectively), Selling, informational and administrative expenses ($1 million and $2 million in the first three months of 2020 and 2019, respectively and $12 million, $16 million and $16 million in 2019, 2018 and 2017, respectively) and Research and development expenses ($0.1 million income and $1 million in the first three months of 2020 and 2019, respectively and $2 million in 2019 only). Represents the impact of changes in estimated useful lives of assets involved in restructuring actions related to acquisitions.

(e)

Included in Other (income)/deductions—net (see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net and Notes to Unaudited Condensed Combined Financial Statements—Note 4. Other (Income)/Deductions—Net).

(f)

Primarily included in Cost of sales. In 2019 and 2018, represents income in connection with the hurricanes in Puerto Rico. In 2017, represents inventory losses, overhead costs related to the period in which the Puerto Rico plants were not operational as a result of the hurricanes in Puerto Rico toward the end of the third quarter of 2017. For additional information, see the “––Costs and Expenses: Cost of sales” section of this MD&A.

(g)

Included in Selling, informational and administrative expenses. Represents a charge in 2018 for a special one-time bonus paid to virtually all colleagues excluding executives, which was one of several actions taken by Pfizer after evaluating the expected positive net impact of the December 2017 enactment of the legislation commonly referred to as the TCJA.

(h)

For the first three months of 2020, primarily included in Other (income)/deductions—net ($1 million). For the first three months of 2019, primarily included in Cost of sales ($0.2 million income), Selling, informational and administrative expenses ($0.5 million), Research and development expenses ($0.4 million), and Other (income)/deductions—net ($4 million income). For 2019, primarily included in Selling, informational and administrative expenses ($5 million) and Research and development expenses ($7 million). For 2018, primarily included in Selling, informational and administrative expenses ($1 million) and Other (income)/deductions—net ($7 million). For 2017, primarily included in Other (income)/deductions—net ($14 million income). For 2019, includes, among other things, an upfront license fee payment of $4.5 million to Genzum. For 2018, includes, among other things, an allocation of net losses on investments of $4 million. For 2017, primarily includes an allocation of net gains on investments of $14 million.

(i)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. The amount in the first three months of 2019 was favorably impacted primarily by the tax benefit recorded as a result of additional guidance issued by the U.S. Department of Treasury related to the TCJA. The amount in 2019 was favorably impacted primarily by a benefit recorded of approximately $290 million, representing tax and interest, resulting from the favorable settlement of a U.S. IRS audit for multiple years, as well as the tax benefit recorded as a result of additional guidance issued by the U.S. Department of Treasury related to the TCJA. The amount in 2018 was favorably impacted primarily by tax benefits related to the TCJA, including certain current year tax initiatives, as well as adjustments to the provisional estimate of the legislation, reported and disclosed within the applicable measurement period in accordance with guidance issued by the SEC. The amount in 2017 was favorably impacted by tax benefits primarily associated with the remeasurement of deferred tax liabilities, which includes the repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries associated with the TCJA. See Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Notes to Unaudited Condensed Combined Financial Statements—Note 5A. Tax Matters: Taxes on Income.

Analysis of Operating Segment Information

The following tables and associated notes provide additional information about the performance of the three operating segments of the Upjohn Business for the periods presented—the Developed Markets segment, the Greater China segment and the Emerging Markets segment. For additional information about each operating segment, see Notes to Combined Financial Statements—Note 18. Segment, Geographic and Revenue Information and Notes to Unaudited Condensed Combined Financial Statements––Note 14. Segment, Geographic and Revenue Information.

The following tables provide revenue and cost information by reportable operating segment and a reconciliation of that information to the unaudited condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019:

	Three Months Ended March 29, 2020
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$1,127	$481	$253	$—	$1,861	$—	$1,861
Operating expenses(a)	434	103	89	243	869	4	873
Amortization of intangible assets	—	—	—	—	—	36	36
Restructuring charges	—	—	—	—	—	15	15
Other (income)/deductions—net	—	(6)	—	56	50	1	51

Income/(loss) before provision/(benefit) for taxes on income	$694	$383	$164	$(299)	$942	$(57)	$885

	Three Months Ended March 31, 2019
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$2,006	$811	$253	$—	$3,071	$—	$3,071
Operating expenses(a)	488	152	79	269	988	7	995
Amortization of intangible assets	—	—	—	—	—	39	39
Restructuring charges	—	—	—	—	—	9	9
Other (income)/deductions—net	(1)	(3)	1	50	48	(11)	37

Income/(loss) before provision/(benefit) for taxes on income	$1,519	$662	$172	$(319)	$2,034	$(43)	$1,991

The following tables provide revenue and cost information by reportable operating segment and a reconciliation of that information to the combined statements of income for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$6,748	$2,430	$1,065	$—	$10,244	$—	$10,244
Operating expenses(a)	1,948	674	384	1,198	4,204	40	4,244
Amortization of intangible assets	—	—	—	—	1	147	148
Restructuring charges/(credits)	—	—	—	—	—	159	159
Other (income)/deductions—net	(2)	(4)	3	117	114	247	362

Income/(loss) before provision/(benefit) for taxes on income	$4,802	$1,760	$678	$(1,315)	$5,925	$(594)	$5,331

	Year Ended December 31, 2018
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$8,848	$2,396	$1,186	$—	$12,431	$—	$12,431
Operating expenses(a)	2,476	669	439	1,226	4,809	70	4,879
Amortization of intangible assets	—	—	—	—	1	156	157
Restructuring charges/(credits)	—	—	—	—	—	39	39
Other (income)/deductions—net	(26)	—	5	247	227	73	300

Income/(loss) before provision/(benefit) for taxes on income	$6,399	$1,728	$742	$(1,473)	$7,395	$(339)	$7,056

	Year Ended December 31, 2017
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$10,203	$1,950	$1,207	$—	$13,359	$—	$13,359
Operating expenses(a)	2,695	515	465	1,312	4,986	164	5,150
Amortization of intangible assets	—	—	—	—	1	166	166
Restructuring charges/(credits)	—	—	—	—	—	(80)	(80)
Other (income)/deductions—net	(7)	—	(2)	193	184	104	288

Income/(loss) before provision/(benefit) for taxes on income	$7,515	$1,435	$744	$(1,505)	$8,189	$(354)	$7,835

(a)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(b)	Amounts represent the revenues and costs managed by each operating segment. The expenses generally include only those costs directly attributable to the operating segment.

(c)	Other comprises the costs included in Adjusted income components (see footnote (d) below) that are managed outside of the three operating segments and includes the following:

	Three Months Ended March 29, 2020
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	53	—	189	243
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	—	—	56	56

Loss before provision/(benefit) for taxes on income	$(53)	$—	$(246)	$(299)

	Three Months Ended March 31, 2019
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	54	1	214	269
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	—	—	50	50

Loss before provision/(benefit) for taxes on income	$(54)	$(1)	$(264)	$(319)

	Year Ended December 31, 2019
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	250	—	947	1,198
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	(1)	—	119	117

Loss before provision/(benefit) for taxes on income	$(249)	$—	$(1,066)	$(1,315)

	Year Ended December 31, 2018
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	261	7	958	1,226
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions––net	(1)	—	248	247

Loss before provision/(benefit) for taxes on income	$(260)	$(7)	$(1,206)	$(1,473)

	Year Ended December 31, 2017
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	296	12	1,004	1,312
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions—net	—	—	193	193

Loss before provision/(benefit) for taxes on income	$(296)	$(12)	$(1,196)	$(1,505)

(i)

RDM—the R&D expenses managed by the Upjohn Research, Development and Medical organization and, to a lesser extent, the Pfizer Research, Development and Medical organization, which are both generally responsible for research activities.

(ii)

GPD—the costs managed by the Upjohn Research, Development and Medical organization and the Pfizer Global Products Development organization, which provides technical support and other services, associated with facilitating all regulatory submissions and interactions with regulatory agencies.

(iii)

Corporate and Other Unallocated—the costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs, such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with manufacturing (which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment, as business unit (segment) management does not manage these costs.

(iv)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(d)	See the “—Non-GAAP Financial Measure (Adjusted Income)” section of this MD&A for a definition of these “Adjusted Income” components.
(e)

Includes costs associated with (i) purchase accounting adjustments; and (ii) certain significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges), that are evaluated on an individual basis by management. For additional information about these reconciling items and/or Non-GAAP adjusted measure of performance, see the “—Non-GAAP Financial Measure (Adjusted Income)” section of this MD&A.

Developed Markets Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Developed Markets Revenues decreased $879 million, or 44%, to $1.1 billion, reflecting an operational decrease of $872 million, or 43%, and the unfavorable impact of foreign exchange of $7 million, or less than 1%.

The following provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, First Three Months of 2019		$2,006
Operational growth/(decline):
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	$(808)
Declines from continuing generic competition for Viagra and Revatio within the U.S., for which Viagra lost exclusivity in December 2017 and a new generic entry for Revatio entered the market during the middle of 2019	(48)
Other operational factors, net	(15)

Operational decline, net	(872)	(872)

Operational revenues		1,134
Unfavorable impact of foreign exchange	(7)	(7)

Developed Markets Revenues decrease	$(879)

Developed Markets Revenues, First Three Months of 2020		$1,127

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $54 million, or 11%, due substantially to operational factors. The impact of foreign exchange was negligible. The operational decrease was primarily driven by a decrease in cost of sales due to lower sales volumes as a result of product losses of exclusivity and generic competition, as well as a reduction in advertising and promotion and field force expenses, primarily related to Lyrica in the U.S., partially offset by an increase in U.S. healthcare reform expenses of $22 million, reflecting a refinement of the allocation from Pfizer for the estimated U.S. healthcare fee associated with the Upjohn Business, as well as an increase in cost of sales in the U.S. from higher sales volumes of certain Greenstone products.

2019 vs. 2018

Revenues

Developed Markets Revenues decreased $2.1 billion, or 24%, to $6.7 billion, reflecting an operational decrease of $2.0 billion, or 23%, and the unfavorable impact of foreign exchange of $101 million, or 1%.

The following provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2018		$8,848
Operational growth/(decline):
Celebrex, Effexor, and Lyrica growth in Japan	$72
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(97)

Operational decline, net	(1,999)	(1,999)

Operational revenues		6,849
Unfavorable impact of foreign exchange	(101)	(101)

Developed Markets Revenues decrease	$(2,100)

Developed Markets Revenues, 2019		$6,748

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $527 million, or 21%, due to an operational decrease of $510 million, or 21%, and the favorable impact of foreign exchange of $18 million, or 1%. The operational decrease was primarily driven by a decrease in cost of sales due to lower sales volumes as a result of product losses of exclusivity and generic competition, as well as a reduction in field force and advertising and promotion expenses, primarily related to Lyrica in the U.S.

2018 vs. 2017

Revenues

Developed Markets Revenues decreased $1.4 billion, or 13%, to $8.8 billion, reflecting an operational decrease of $1.4 billion, or 14%, partially offset by the favorable impact of foreign exchange of $72 million, or 1%.

The following table provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2017		$10,203
Operational growth/(decline):
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	$(1,118)
Lyrica growth in the U.S. and Japan	164
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(151)

Operational decline, net	(1,427)	(1,427)

Operational revenues		8,777
Favorable impact of foreign exchange	72	72

Developed Markets Revenues decrease	$(1,355)

Developed Markets Revenues, 2018		$8,848

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $219 million, or 8%, due to an operational decrease of $223 million, or 8%, partially offset by the impact of unfavorable foreign exchange of $4 million, or less than 1%. The operational decrease was primarily driven by a reduction in field force and advertising and promotion expenses as well as lower cost of sales as a result of loss of exclusivity of Viagra in the U.S., continued cost reductions overall for Europe, and reduction in field force and advertising and promotion expenses for Lyrica in the U.S. in advance of the June 2019 loss of exclusivity, partially offset by increased cost of sales for Lyrica in the U.S., which was still growing during this period.

Greater China Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Greater China Revenues decreased $331 million, or 41%, to $481 million, reflecting an operational decrease of $322 million, or 40% and the unfavorable impact of foreign exchange of $9 million, or 1%.

The following provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, First Three Months of 2019		$811
Operational growth/(decline):
Lipitor and Norvasc overall sales decline, mainly in China, primarily due to the initial March 2019 Chinese government implementation, and subsequent nationwide expansion beginning December 2019, of a volume-based procurement program(a)	$(302)
Celebrex, Viagra, and Effexor sales decline, mainly in China, due to reduced volumes during the COVID-19 pandemic	(18)
Other operational factors, net	(2)

Operational decline, net	(322)	(322)

Operational revenues		489
Unfavorable impact of foreign exchange	(9)	(9)

Greater China Revenues decrease	$(331)

Greater China Revenues, First Three Months of 2020		$481

(a)

See the “—Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Costs and Expenses

Operating expenses—Greater China operating expenses decreased $49 million, or 32%, due to an operational decrease of $68 million, or 45%, partially offset by the unfavorable impact of foreign exchange of $19 million, or 13%. The operational decrease was primarily due to a decrease in field force, advertising and promotion and general and administrative expenses primarily in China, due to spending reductions for Lipitor and Norvasc due to the volume-based procurement program and lower meeting and travel expenses as a result of the disruption from the COVID-19 pandemic, along with a decrease in cost of sales from lower sales volumes of Lipitor and Norvasc, due to the volume-based procurement program in China, and to a small degree a decrease in cost of sales from lower sales volumes of Celebrex, Viagra and Effexor during the COVID-19 pandemic.

2019 vs. 2018

Revenues

Greater China Revenues increased $34 million, or 1%, to $2.4 billion, reflecting operational growth of $145 million, or 6%, partially offset by the unfavorable impact of foreign exchange of $111 million, or 5%.

The following provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2018		$2,396
Operational growth/(decline):
Celebrex and Lyrica sales growth, mainly in China	$44
Lipitor and Norvasc overall sales growth, mainly in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	34
Viagra sales growth, mainly in China	31
Zoloft and Effexor sales growth, mainly in China	23
Other operational factors, net	14

Operational growth, net	145	145

Operational revenues		2,541
Unfavorable impact of foreign exchange	(111)	(111)

Greater China Revenues increase	$34

Greater China Revenues, 2019		$2,430

(a)

See the “—Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges—Regulatory Environment/Pricing and Access––International” section of this MD&A for information about the volume-based procurement program in China.

Costs and Expenses

Operating expenses—Greater China operating expenses increased $5 million, or 1%, due to an operational increase of $76 million, or 11%, partially offset by the favorable impact of foreign exchange of $71 million, or 11%. The operational increase was primarily due to increased cost of goods sold from higher sales volumes and increased field force expenses from investments made in geographic expansion, both primarily in China.

2018 vs. 2017

Revenues

Greater China Revenues increased $447 million, or 23%, to $2.4 billion, reflecting operational growth of $382 million, or 20%, and the favorable impact of foreign exchange of $65 million, or 3%.

The following table provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2017		$1,950
Operational growth/(decline):
Lipitor and Norvasc sales growth, mainly in China	$321
Celebrex and Lyrica sales growth, mainly in China	33
Other operational factors, net	28

Operational growth, net	382	382

Operational revenues		2,331
Favorable impact of foreign exchange	65	65

Greater China Revenues increase	$447

Greater China Revenues, 2018		$2,396

Costs and Expenses

Operating expenses—Greater China operating expenses increased $154 million, or 30%, due to an operational increase of $116 million, or 23%, and the unfavorable impact of foreign exchange of $38 million, or 7%. The operational increase was primarily due to increased field force and advertising and promotion expenses as well as increased cost of goods sold from higher sales volumes and investments made in geographic expansion.

Emerging Markets Operating Segment

Three Months Ended March 29, 2020 vs. Three Months Ended March 31, 2019

Revenues

Emerging Markets Revenues were essentially unchanged at $253 million, reflecting an operational increase of $3 million, or 1%, offset by the unfavorable impact of foreign exchange of $3 million, or 1%.

The following provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, First Three Months of 2019		$253
Operational growth/(decline):
Lipitor growth (excluding Vietnam) across Emerging Markets, primarily in certain Gulf countries in the Middle East	$11
Celebrex declines across Emerging Markets, primarily in Southeast Asia markets and certain Gulf countries in the Middle East	(10)
Lower Lipitor sales in Vietnam due to 2019 stock build with a distributor	(9)
Other operational factors, net	12

Operational growth, net	3	3

Operational revenues		256
Unfavorable impact of foreign exchange	(3)	(3)

Emerging Markets Revenues essentially unchanged	$—

Emerging Markets Revenues, First Three Months of 2020		$253

Costs and Expenses

Operating expenses—Emerging Markets operating expenses increased $10 million, or 12%, due to an operational increase of $9 million, or 12%, and the unfavorable impact of foreign exchange of $0.3 million, or less than 1%. The operational increase was primarily due to higher field force, advertising and promotion, other marketing and general and administrative expenses across several products and markets.

2019 vs. 2018

Revenues

Emerging Markets Revenues decreased $121 million, or 10%, to $1.1 billion, reflecting an operational decrease of $84 million, or 7%, and the unfavorable impact of foreign exchange of $37 million, or 3%.

The following provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2018		$1,186
Operational growth/(decline):
Declines in Norvasc and Lipitor sales, net, driven by discontinued sales of Norvasc in Venezuela and Lipitor in Saudi Arabia, and declines in Lipitor from other Gulf countries in the Middle East, partially offset by Lipitor stock build with a distributor in Vietnam	$(41)
Declines in Celebrex and Lyrica sales, net, driven by Celebrex pricing pressure in Mexico from generics and supply issues in Saudi Arabia and Thailand and Lyrica sales decline in Saudi Arabia	(26)
Other operational factors, net	(17)

Operational decline, net	(84)	(84)

Operational revenues		1,102
Unfavorable impact of foreign exchange	(37)	(37)

Emerging Markets Revenues decrease	$(121)

Emerging Markets Revenues, 2019		$1,065

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $55 million, or 13%, due to an operational decrease of $56 million, or 13%, and the unfavorable impact of foreign exchange of $1 million, or less than 1%. The operational decrease was primarily due to lower cost of sales due to discontinued sales of Lipitor in Saudi Arabia, and lower field force expenses, other marketing expenses and general and administrative expenses across several products and markets.

2018 vs. 2017

Revenues

Emerging Markets Revenues decreased $20 million, or 2%, to $1.2 billion, primarily due to the unfavorable impact of foreign exchange.

The following table provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2017		$1,207
Operational growth/(decline):
Lipitor and Norvasc sales growth, net, across Emerging Markets	$35
Celebrex sales decline in Mexico due to generic entry	(17)
Other operational factors, net	(18)

Operational decline, net	(1)	(1)

Operational revenues		1,206
Unfavorable impact of foreign exchange	(20)	(20)

Emerging Markets Revenues decrease	$(20)

Emerging Markets Revenues, 2018		$1,186

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $26 million, or 6%, due to an operational decrease of $11 million, or 2%, and the favorable impact of foreign exchange of $15 million, or 3%. The operational decrease was primarily driven by lower field force expenses in Brazil and Saudi Arabia, partially offset by higher manufacturing costs for the Upjohn Business’s products associated with Pfizer’s manufacturing operations in Saudi Arabia, which commenced production in 2017.

Analysis of the Combined Statements of Comprehensive Income

Changes in the components of Accumulated other comprehensive loss reflect the following:

First Three Months of 2020

•

Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro, the Japanese yen and the Korean won, partially offset by the weakening of the U.S. dollar against the Mexican peso.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects an increase in net loss due to (i) an actuarial loss of $85 million, resulting from a remeasurement of the Upjohn Business’s sponsored pension plan in Puerto Rico; and (ii) transfer in of net losses of $1 million for the newly established Upjohn sponsored plans outside the U.S., partially offset by (i) losses of $14 million reclassified and recognized in net periodic benefit cost from a settlement charge related to lump sum payouts to certain terminated plan participants in the Upjohn Business’s sponsored pension plan in Puerto Rico; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the favorable impact of foreign exchange. For additional information, see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, reflects (i) the amortization of prior service credits previously recognized in Other comprehensive income; and (ii) the unfavorable impact of foreign exchange. For additional information, see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans.

2019

•

Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro and the Korean won, partially offset by the weakening of the U.S. dollar against the Japanese yen and Mexican peso.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a decrease in the net loss from (i) gain from actual return on plan assets; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the net impact from curtailments and settlements for elimination of coverage of certain non-Upjohn plan participants, partially offset by (i) an increase in net loss on the benefit obligation from the decrease in discount rates and lump sum interest rates; (ii) transfer in of net losses for the newly established Upjohn sponsored plans outside the U.S.; and (iii) the unfavorable impact on foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the transfer of net prior service costs to the newly established Upjohn sponsored plans outside the U.S.; (ii) the amortization of prior service credits previously recognized in Other comprehensive income; and (iii) curtailment gains for the elimination of coverage of certain non-Upjohn plan participants, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2018

•	Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro, U.K. pound and Chinese renminbi.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects an increase in net loss from actual loss on plan assets, offset by (i) gain on the benefit obligation from the increase in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income; (ii) the unfavorable impact on prior service cost of a plan amendment; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2017

•	Foreign currency translation adjustments, mainly reflects the weakening of the U.S. dollar against the euro, U.K. pound and the Canadian dollar.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a gain from actual return on plan assets, offset by (i) a loss on the benefit obligation from the decrease in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

Analysis of the Combined Balance Sheets

For information about certain financial assets and liabilities, see the “—Analysis of the Combined Statements of Cash Flows” section of this MD&A, the “—Analysis of Financial Condition, Liquidity and Capital Resources: Selected Measures of Liquidity and Capital Resources” section of this MD&A and Notes to Combined Financial Statements—Note 9. Financial Instruments and Notes to Unaudited Condensed Combined Financial Statements—Note 7. Financial Instruments.

For information about events and circumstances impacting tax-related accounts, see Notes to Combined Financial Statements—Note 7. Tax Matters and Notes to Unaudited Condensed Combined Financial Statements—Note 5. Tax Matters.

For a description of changes in Total Equity, see the combined statements of equity and the unaudited condensed combined statements of business equity. For the components of Net transfers (to)/from Pfizer that are included within Total Equity, see Notes to Combined Financial Statements—Note 19. Related Party Transactions and Notes to Unaudited Condensed Combined Financial Statements—Note 15. Related Party Transactions.

For information related to changes in Accumulated other comprehensive loss, see the “—Analysis of the Combined Statements of Comprehensive Income” section of this MD&A and Notes to Combined Financial Statements—Note 8. Accumulated Other Comprehensive Income/(Loss) and Notes to Unaudited Condensed Combined Financial Statements—Note 6. Accumulated Other Comprehensive Income/(Loss).

The changes in the asset and liability accounts as of March 29, 2020, compared to December 31, 2019, generally reflect, and the following explanations exclude, fluctuations in foreign currency exchange rates.

•	For Trade accounts receivable, less allowance for doubtful accounts, the change reflects the timing of sales and collections in the normal course of business.

•	For Inventories, the change reflects a net decrease of inventories in the normal course of business.

•

For Other current assets, the change reflects a net increase in assets in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 10A. Other Current and Noncurrent Assets: Other Current Assets).

•	For Property, plant and equipment, less accumulated depreciation, the change primarily reflects capital additions in the normal course of business, partially offset by depreciation during the period.

•

For Identifiable intangible assets, less accumulated amortization, the change primarily reflects amortization for the period, partially offset by the addition of a new licensing agreement as a result of the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. (see Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description).

•

For Other noncurrent assets, the change reflects a net increase in assets in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 10B. Other Current and Noncurrent Assets: Other Noncurrent Assets).

•

For Trade accounts payable, the change reflects the timing of purchases and payments in the normal course of business, including a decrease in trade accounts payable as result of the disruption in China from the COVID-19 pandemic (see the “––Factors Affecting the Upjohn Business Performance––Global Economic Environment” section of this MD&A for information about the impact of the COVID-19 pandemic on the Upjohn Business).

•	For Accrued compensation and related items, the change reflects payments and accruals in the normal course of business.

•

For Other current liabilities, the change reflects a net decrease in liabilities associated with payments and accruals in the normal course of business, including decreases in rebate accruals recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019, and a decrease in restructuring accruals, partially offset by an increase in the accrual for the allocation of the Pfizer U.S. Healthcare fee payable (see Notes to Unaudited Condensed Combined Financial Statements—Note 11A. Other Current and Noncurrent Liabilities: Other Current Liabilities and —Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives).

•

For Pension benefit obligations, net, the net increase reflects an actuarial loss of $85 million in the three months ended March 29, 2020, resulting from a remeasurement of the Upjohn sponsored pension plan in Puerto Rico (see Notes to Unaudited Condensed Combined Financial Statements—Note 12. Benefit Plans).

•

For Other noncurrent liabilities, the change reflects a net decrease in accruals in the normal course of business (see Notes to Unaudited Condensed Combined Financial Statements—Note 11B. Other Current and Noncurrent Liabilities: Other Noncurrent Liabilities).

The changes in the asset and liability accounts as of December 31, 2019, compared to December 31, 2018, generally reflect, and the following explanations exclude, fluctuations in foreign currency exchange rates and the impact of the adoption of a new accounting standard in the first quarter of 2019 (see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard).

•	For Trade accounts receivable, less allowance for doubtful accounts, the change reflects the timing of sales and collections in the normal course of business, as well as a decrease in trade accounts receivable resulting from reduced sales, including lower Lyrica sales volumes due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Inventories, the change reflects a decrease of inventories in the normal course of business.

•

For Other current assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13A. Other Current and Noncurrent Assets: Other Current Assets).

•	For Property, plant and equipment, less accumulated depreciation, the change primarily reflects capital additions in the normal course of business, partially offset by depreciation during the period.

•	For Identifiable intangible assets, less accumulated amortization, the change primarily reflects amortization for the period.

•

For Other noncurrent assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13B. Other Current and Noncurrent Assets: Other Noncurrent Assets).

•

For Trade accounts payable, the change reflects the timing of purchases and payments in the normal course of business, as well as a decrease to amounts under payment to state agencies for Medicaid, as a result of reduced Lyrica sales in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Accrued compensation and related items, the change reflects payments and accruals in the normal course of business.

•

For Other current liabilities, the change reflects a decrease in liabilities associated with payments and accruals in the normal course of business, including decreases in rebate and royalty accruals and an increase in accrued sales returns recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019, an increase in accruals for legal contingencies and an increase in restructuring accruals (see Notes to Combined Financial Statements—Note 14A. Other Current and Noncurrent Liabilities: Other Current Liabilities and—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives).

•

For Other noncurrent liabilities, the change reflects an increase in accruals in the normal course of business, including an increase in the sales returns reserve recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019 (see Notes to Combined Financial Statements—Note 14B. Other Current and Noncurrent Liabilities: Other Noncurrent Liabilities).

Analysis of the Combined Statements of Cash Flows

	Three Months Ended		% Change	Year Ended December 31,			% Change
(millions of dollars)	Mar. 29, 2020	Mar. 31, 2019	20/19	2019	2018	2017	19/18	18/17
Cash provided by/(used in):
Operating activities	$859	$1,386	(38)	$4,720	$5,721	$7,397	(17)	(23)
Investing activities	(19)	(9)	*	(98)	(59)	(50)	67	18
Financing activities	(831)	(1,361)	(39)	(4,438)	(5,662)	(7,350)	(22)	(23)
Effect of exchange-rate changes on cash and cash equivalents	(2)	—	*	(1)	—	—	*	*

Net increase/(decrease) in Cash and cash equivalents	$7	$16	(56)	$184	$—	$(2)	*	*

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

In the combined statements of cash flows, the line item, Other changes in assets and liabilities, is presented excluding the effects of changes in foreign currency exchange rates, as these changes do not reflect actual cash inflows or outflows and excluding any other significant non-cash movements. Accordingly, the amounts shown will not necessarily agree with the changes in the assets and liabilities that are presented in the combined balance sheets.

Operating Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash provided by operating activities was $859 million in the first three months of 2020, compared to $1.4 billion in the same period in 2019. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income, primarily as a result of the decline in Lyrica revenues associated with the loss of exclusivity in the U.S. in June 2019, and related multi-source generic competition that began in July 2019, and the declines in Lipitor and Norvasc revenues due to the VBP program in China, which was initially implemented in March 2019, and expanded nationwide beginning in December 2019. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In the first three months of 2020 and 2019, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current assets, other noncurrent assets, trade accounts payable, accrued compensation, other current liabilities and other noncurrent liabilities.

For additional information about changes in other assets and liabilities account balances, see the “Analysis of the Combined Balance Sheets” section of this MD&A.

2019 vs. 2018

Net cash provided by operating activities was $4.7 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2019, the change in the line item Other adjustments, net primarily reflects, among other things, increases in net allocated gains on foreign exchange contracts.

In 2019 and 2018, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation, other current and noncurrent liabilities, as well as in 2019, the adjustment necessary to reflect the non-cash nature of a favorable settlement of a U.S. IRS audit for multiple tax years (see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income).

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” section of this MD&A.

2018 vs. 2017

Net cash provided by operating activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2018, the change in the line item Other adjustments, net primarily reflects, among other things, decreases in allocated net gains on foreign exchange contracts, partially offset by decreases in allocated net unrealized losses on equity securities.

In 2018 and 2017, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation and other current and noncurrent liabilities.

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” section of this MD&A.

Investing Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash used in investing activities was $19 million in the first three months of 2020, compared to $9 million in the same period in 2019. The change in net cash used in investing activities was primarily attributable to cash used, net of cash acquired, for the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. of $5 million in the first three months of 2020 (see Notes to Unaudited Condensed Combined Financial Statements—Note 1A. Business Description and Basis of Presentation: Business Description) and an increase in cash used for purchases of property, plant and equipment of $4 million.

2019 vs. 2018

Net cash used in investing activities was $98 million in 2019, compared to $59 million in 2018. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment of $46 million and an increase in cash used for payment to a collaboration partner of $4.0 million (see Notes to Combined Financial Statements—Note 4. Collaborative Arrangements), partially offset by an increase in cash proceeds from an allocation of insurance recoveries of $8.6 million for property damage related to Hurricane Maria (see Notes to Combined Financial Statements––Note 6. Other (Income)/Deductions––Net).

2018 vs. 2017

Net cash used in investing activities was $59 million in 2018, compared to $50 million in 2017. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment.

Financing Activities

First Three Months of 2020 vs. First Three Months of 2019

Net cash used in financing activities was $831 million in the first three months of 2020, compared to $1.4 billion in the same period in 2019. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

2019 vs. 2018

Net cash used in financing activities was $4.4 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

2018 vs. 2017

Net cash used in financing activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

Analysis of Financial Condition, Liquidity and Capital Resources

Selected Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources of the Upjohn Business:

(millions of dollars, except ratios)	March 29, 2020	December 31, 2019	December 31, 2018
Selected financial assets:
Cash and cash equivalents	$191	$184	$—
Trade accounts receivable less allowance for doubtful accounts	2,029	1,946	2,353
Working capital(a)	941	916	1,045
Ratio of current assets to current liabilities	1.30:1	1.28:1	1.28:1

(a)	The changes in working capital at March 29, 2020 and December 31, 2019 were primarily due to the timing of accruals, cash receipts and payments in the ordinary course of business.

The Upjohn Business participates in Pfizer’s centralized cash management system, and generally, all of its excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Cash and cash equivalents from Upjohn operations in subsidiaries that are completely Upjohn dedicated as of March 29, 2020 were $191 million. Cash and cash equivalents from Upjohn operations in subsidiaries that are completely Upjohn dedicated as of December 31, 2019 were $184 million. There were no Cash and cash equivalents in subsidiaries that were completely Upjohn dedicated as of December 31, 2018.

For additional information about the sources and uses of funds, see the “—Analysis of the Combined Balance Sheets” and “—Analysis of the Combined Statements of Cash Flows” sections of this MD&A

Accounts receivable overall are usually collected over a period of 60 to 90 days, with underlying customer collection terms that are market specific. The Upjohn Business regularly monitors its accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. The Upjohn Business believes its allowance for doubtful accounts is appropriate. Its assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of its customers, the robust nature of its credit and collection practices and the economic environment.

The Pending Combination of the Upjohn Business and Mylan––Expected Cash Distribution to Pfizer

Prior to the Combination, Pfizer will engage in a series of transactions to contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from Pfizer’s other businesses. Newco will make a cash payment to Pfizer equal to $12 billion, which this document refers to as the “Cash Distribution,” as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution to Pfizer. Newco will incur such indebtedness prior to the date of the Distribution and would be responsible for the costs of the financing (including cash payments of interest in respect of the financing) from the date of issuance assuming the transaction closes. From and after the Distribution, the combined company would be responsible for the costs of the financing (including cash payments of interest in respect of such financing) from the date of issuance. See “Business Combination Agreement—Financing” and the “Description of Financing” sections included in this document as well as the “—Overview of the Upjohn Business, Performance and Operating Environment—The Upjohn Business—The Pending Combination of the Upjohn Business and Mylan” section of this MD&A for more information regarding the Cash Distribution and the related financing transactions.

Domestic and International Selected Financial Assets

Many of the operations of the Upjohn Business are conducted outside the U.S., and significant portions of its selected financial assets are held internationally. The amount of funds held in U.S. tax jurisdictions can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of its ongoing liquidity assessments, the Upjohn Business regularly monitors the mix of domestic and international cash flows (both inflows and outflows). The changes in tax law under the TCJA, which includes transitioning U.S. international taxation from a worldwide tax system to a territorial tax system, will also allow the Upjohn Business to more easily access its selected financial assets globally. As a result of the enactment of the TCJA, in 2018 Pfizer repatriated the majority of its cash held internationally as of year-end 2017 as cash is managed centrally.

Global Economic Conditions—General

At this time, the global economic environment has not had, nor does the Upjohn Business anticipate it will have, a material impact on its liquidity or capital resources. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. The Upjohn Business monitors its liquidity position continuously in the face of evolving economic conditions, but there can be no guarantee that changes in global financial markets and global economic conditions will not affect our liquidity or capital resources or impact our ability to obtain financing in the future. For additional information see the “—Factors Affecting the Upjohn Business Performance––The Global Economic Environment” section in this MD&A.

Global Economic Conditions—Venezuela and Argentina Operations

The Venezuela and Argentina operations continue to operate with the U.S. dollar as the functional currency due to the hyperinflationary status of their respective economies. The impact to the Upjohn Business is not considered material.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2019 mature as follows:

		Years
(millions of dollars)	Total	2020	2021-2022	2023-2024	Thereafter
Other long-term liabilities(a)	$196	$19	$39	$40	$97
Operating leases(b)	28	8	8	4	8
Purchase obligations and other(c)	69	15	26	19	9
Taxes payable on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries(d)	3,680	320	640	920	1,800
Uncertain tax positions(e)	25	25	—	—	—

(a)

Includes expected payments relating to the Upjohn Business’s pension and postretirement plans that do not currently have sufficient assets to cover projected benefit payments over the next 10 years. The expected payments are based on current actuarial assumptions and, therefore, actual benefit payments may differ from expected payments if those assumptions are not met. Also, excludes $121 million of liabilities related to legal matters and employee terminations, most of which do not represent contractual obligations. See also the liquidity discussion above in this “—Analysis of Financial Condition, Liquidity and Capital Resources” section, as well as Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Note 15A. Benefit Plans: Pension and Postretirement Plans—Cash Flows––Upjohn Sponsored Plans.
(b)	Includes future minimum rental commitments under non-cancelable operating leases. See Notes to Combined Financial Statements—Note 3S. Significant Accounting Policies: Leases.
(c)

Includes agreements to purchase goods and services that are enforceable and legally binding and primarily includes amounts relating to a utilities contract at the Vega Baja manufacturing site and advertising services.

(d)

Represents estimated cash payments related to the TCJA repatriation tax for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026 (with the next installment now due in July 2020, deferred from the original April 2020 due date by the IRS in response to the COVID-19 pandemic). The obligations may vary as a result of changes in uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Note 7C. Tax Matters: Deferred Taxes.

(e)

Includes only income tax amounts currently payable. The Upjohn Business is unable to predict the timing of tax settlements related to its noncurrent obligations for uncertain tax positions as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses and other transactions, the Upjohn Business often indemnifies its counterparties against certain liabilities that may arise in connection with a transaction or that are related to events and activities prior to or following a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, the Upjohn Business may be required to reimburse the loss. These indemnification obligations generally are subject to various restrictions and limitations. Historically, the Upjohn Business has not paid significant amounts under these provisions and, as of March 29, 2020 and December 31, 2019, the estimated fair value of its indemnification obligations was not significant.

New Accounting Standards

Recently Adopted Accounting Standards

See Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard and Notes to Unaudited Condensed Combined Financial Statements—Note 2A. Significant Accounting Policies: Adoption of New Accounting Standards.

Recently Issued Accounting Standards, Not Adopted as of March 29, 2020

Standard/Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill.	January 1, 2021 Early adoption is permitted	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

In March 2020, the FASB issued new guidance to address reference rate reform by providing temporary optional expedients and exceptions to the guidance for contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued after 2021 because of reference rate reform.	Elections can be adopted prospectively at any time in the first quarter of 2020 through December 31, 2022	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

The new guidance provides the following optional expedients:

1.  Simplify accounting analyses under current U.S. GAAP for contract modifications.

2.  Simplify the assessment of hedge effectiveness and allow hedging relationships affected by reference rate reform to continue.

3.  Allow a one-time election to sell or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform.

Contingencies

Legal Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. For more information, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies and Notes to Unaudited Condensed Combined Financial Statements––Note 13. Commitments and Contingencies.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

The Upjohn Business believes that its claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. The Upjohn Business could incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on the Upjohn Business’s results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.

The Upjohn Business has accrued for losses that are both probable and reasonably estimable. Substantially all of its contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, the Upjohn Business is unable to estimate the range of reasonably possible loss in excess of amounts accrued. The assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Upjohn Business to change those estimates and assumptions.

Tax Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business for tax matters. For more information, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies and Notes to Unaudited Condensed Combined Financial Statements––Note 5B. Tax Matters: Tax Contingencies.

The Upjohn Business accounts for income tax contingencies using a benefit recognition model. If the initial assessment fails to result in the recognition of a tax benefit, the Upjohn Business regularly monitors its position and subsequently recognizes the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to “more likely than not”; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. The Upjohn Business regularly re-evaluates its tax positions based on the results of audits of federal, state and local and foreign income tax filings, statute of limitations expirations, changes and clarification in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard.

The assessments of the Upjohn Business are based on estimates and assumptions that have been deemed reasonable by management, but estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect the financial statements of the Upjohn Business in the period of settlement or when the statutes of limitations expire, as the Upjohn Business treats these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to the uncertain tax positions of the Upjohn Business, and such changes could be significant.

Financial Risk Management

The Upjohn Business participates in Pfizer’s centralized financial risk management program, the objective of which is to minimize the impact of foreign exchange rate movements and interest rate movements on earnings. Pfizer manages these financial exposures through operational means and through the use of third-party instruments. These practices may change as economic conditions change. Included in the Upjohn Business’s combined statements of income is (i) an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt that is deemed to be associated with the Upjohn Business; and (ii) an allocation for the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with the Upjohn Business.

Foreign Exchange Risk

A significant portion of the revenues and costs of the Upjohn Business are exposed to changes in foreign exchange rates. The primary net foreign currency translation exposures of the Upjohn Business are the Chinese renminbi, the Japanese yen, the euro and the Korean won. As a business unit of Pfizer and under Pfizer’s risk management umbrella, the Upjohn Business seeks to manage its foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming that a change in one currency’s rate relative to the U.S. dollar would not have any effect on another currency’s rates relative to the U.S. dollar, if the dollar were to appreciate against all other currencies by 10%, as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.

Interest Rate Risk

The Upjohn Business did not have any investments (apart from investments that comprise the plan assets in the pension plans sponsored by the Upjohn Business) or borrowings at March 29, 2020 and December 31, 2019. However, as noted above, the combined statements of income include an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt. Pfizer is subject to interest rate risk on its investments and on its borrowings. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming a parallel shift in the interest rate curve for all maturities and for all instruments, if there were a one hundred basis point decrease in interest rates as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF THE UPJOHN BUSINESS

The following table presents selected historical combined financial information of the Upjohn Business for the periods indicated.

The selected historical combined statement of income data for the years ended December 31, 2019, 2018 and 2017 and the selected historical combined balance sheet data as of December 31, 2019 and 2018 presented below have been derived from the Upjohn Business’s audited combined financial statements included in this document. The selected historical combined statement of income data for the year ended December 31, 2016 and the selected historical combined balance sheet data as of December 31, 2017 presented below have been derived from the Upjohn Business’s audited combined financial statements not included in this document. The selected historical revenue data for 2015 and combined balance sheet data as of December 31, 2016 and 2015 have been derived from unaudited combined financial information not included in this document.

The selected historical combined statement of income data for the three months ended March 29, 2020 and March 31, 2019 and the selected historical combined balance sheet data as of March 29, 2020 presented below have been derived from the Upjohn Business’s unaudited condensed combined financial statements included in this document. The selected historical combined balance sheet data as of March 31, 2019 has been derived from unaudited combined financial information not included in this document. In the opinion of management, the unaudited condensed combined financial statements for the interim periods included in this document include all the normal and recurring adjustments that the Upjohn Business considers necessary for a fair presentation of its financial position and operating results for these periods. The operating results for the three months ended March 29, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

The combined financial statements of the Upjohn Business include expense allocations for direct and indirect commercial and corporate costs, including certain support functions that are provided on a centralized basis within Pfizer. Such costs include, among others, (i) certain non-product commercial costs managed by Pfizer’s commercial organization; (ii) allocations for certain platform functions that are generally provided on a centralized basis within Pfizer, such as expenses for worldwide technology, global real estate operations, legal, finance, human resources, insurance, worldwide public affairs, compliance and worldwide procurement, among others; (iii) certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group, and other overhead costs associated with the Upjohn Business’s manufacturing (which include manufacturing variances associated with production); (iv) certain compensation and benefits and other corporate costs, such as interest income and expense and gains and losses on investments; (v) research, development and medical expenses, and (vi) restructuring charges and other costs associated with cost reduction/productivity initiatives. Pfizer does not routinely allocate these costs to any of its business units. However, as part of a Pfizer reorganization beginning in 2019, the Upjohn Business was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research and development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to the Upjohn Business on a centralized basis within Pfizer have been, beginning in 2019, incurred directly by the Upjohn Business. For such costs, the combined financial information for the year ended December 31, 2019 and for the three months ended March 29, 2020 and March 31, 2019 includes a combination of allocations to the Upjohn Business and limited directly incurred costs. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, headcount, Upjohn Business identified manufacturing costs, etc.), depending on the nature of the services and/or costs.

The financial statements included in this document may not be indicative of the future performance of the Upjohn Business and do not necessarily reflect what its financial position and results of operations would have been had it operated as an independent standalone company during the periods presented, including changes that will occur in its operations and capitalization as a result of the Separation, the Distribution and the Combination. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information of Mylan and the Upjohn Business” included in this document for a further description of the anticipated changes.

You should read the selected historical combined financial data set forth below in conjunction with the Upjohn Business’s audited combined financial statements and accompanying notes, the Upjohn Business’s unaudited condensed combined financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business” included in this document.

	Three Months/As of (unaudited)		Year Ended/As of December 31,
(millions of dollars)	March 29, 2020	March 31, 2019	2019	2018	2017	2016	2015(c)
Statement of income data:
Revenues(a)	$1,861	$3,071	$10,244	$12,431	$13,359	$13,765	$14,159
Net income before allocation to noncontrolling interests(b), (e)	782	1,736	4,922	6,131	10,201	5,587	NA

Balance sheet data:
Total assets	16,187	17,430	16,366	16,975	17,006	16,988	17,033
Long-term obligations(d)	5,674	6,263	5,592	6,212	6,651	10,240	10,149

NA: Not Available

Certain amounts may reflect rounding adjustments.

(a)

The financial results of the Upjohn Business over the periods presented in the selected financial data table reflect the unfavorable impact of the loss of exclusivity of various products. When generic competition commences, the resulting competition can substantially decrease revenues both in terms of price and volume for the impacted products, often in a very short period of time. Most of the Upjohn Business’s current branded products have experienced patent-based expirations or loss of regulatory exclusivity in major markets in the last few years other than Lyrica and Effexor in Japan, which have ongoing exclusivity in Japan up to December 2022 for Lyrica following patent expiration in April 2022 and through September 2023 for Effexor. The patent for Celebrex in Japan expired in November 2019, and generics will enter the market in June 2020. Over the course of the periods presented, some of the more significant losses of exclusivity are:

•

In the U.S., Pediatric exclusivity for Lyrica expired in the United States in June 2019 and multi-source generic competition began on July 19, 2019. As a result, the Upjohn Business experienced a significant decline in Lyrica sales in the U.S. beginning in the third quarter of 2019. Additionally, revenues in the U.S. have continued to be negatively impacted by the loss of exclusivity for Viagra (December 2017), Relpax (December 2016), and Celebrex (November 2014).

•	In Europe, revenues have been negatively impacted by the loss of exclusivity for Lyrica and Celebrex (both beginning from the end of 2014 in major European markets) and Revatio (during 2015).

•	Elsewhere, revenues have been negatively impacted by the loss of exclusivity for Lyrica in Australia (July 2017), Zoloft in Japan (December 2015) and Celebrex in Canada (November 2014).

See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Analysis of the Combined Statements of Income—Revenues—Revenues Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—

Analysis of the Combined Statements of Income—Revenues—Revenues—Selected Product Discussion” included in this document.

(b)

Included in Net income before allocation to noncontrolling interests, are pre-tax direct expenses of $682 million and $782 million in the first three months of 2020 and 2019, respectively and pre-tax direct expenses of $3.3 billion in 2019, $3.2 billion in 2018, $3.3 billion in 2017, $3.5 billion in 2016, and $3.4 billion in 2015. Pre-tax direct expenses include those expenses directly related to the manufacture and sale of the Upjohn Business’s products and, among other costs and expenses, primarily include manufacturing costs managed by the Upjohn Business, and sales and marketing and distribution expenses. Such costs will generally decline in markets where products lose exclusivity due to lower sales volumes (see (a) above) and a reduction of sales and marketing activities to support those products. The decrease of $205 million in pre-tax direct expenses in 2017 as compared to 2016 is primarily due to lower direct sales-related expenses, resulting from decreased investment across several products. The increase of $160 million in pre-tax direct expenses in 2016 as compared to 2015 is primarily due to higher direct manufacturing costs associated with higher sales volume for certain products, partially offset by lower direct sales-related expenses, resulting from decreased investment across several products.

Included in Net income before allocation to noncontrolling interests are pre-tax indirect expenses of $294 million and $298 million in the first three months of 2020 and 2019, respectively, and pre-tax indirect expenses of $1.6 billion in 2019, $2.2 billion in 2018, $2.2 billion in 2017 and $2.7 billion in 2016. Pre-tax indirect expenses include allocations of commercial and corporate costs, including certain support functions that are provided on a centralized basis within Pfizer, as discussed above.

The historical pre-tax direct and indirect expenses are not necessarily indicative of the expenses the Upjohn Business may incur in the future.

(c)

Certain information for 2015 is not available. Prior to the beginning of Pfizer’s 2019 fiscal year, the Upjohn Business did not exist in Pfizer as a standalone business unit. The operations of the Upjohn Business (e.g., pharmaceutical products, research and development, manufacturing, regulatory, sales and marketing, distribution, etc.) were all integrated as part of Pfizer’s other business operations. As a result of significant changes in Pfizer’s corporate structure and commercial operations, including a number of restructurings and personnel changes which have impacted the Upjohn Business, and because the Upjohn Business did not exist in Pfizer prior to the beginning of Pfizer’s 2019 fiscal year, it is not practicable for the Upjohn Business to determine Net income before allocation to noncontrolling interests for the year ended December 31, 2015.

Given Pfizer’s operating cost model and the changes in the Pfizer organization over the past five years, pre-tax indirect expenses in 2015 cannot be identified to the Upjohn Business. The pre-tax indirect expenses attributable to the Upjohn Business in the years ended December 31, 2019, 2018, 2017 and 2016 (see (b) above) are not necessarily indicative of what pre-tax indirect expenses attributable to the Upjohn Business would have been in 2015.

(d)

Defined as pension benefit obligations, net, postretirement benefit obligations, net, noncurrent deferred tax liabilities, other taxes payable and other noncurrent liabilities. The Upjohn Business did not have long-term debt for any of the periods presented.

(e)

In the fourth quarter of 2017, the Upjohn Business recorded an estimate of certain tax effects of the legislation commonly referred to as the Tax Cuts and Jobs Act. For additional information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business—Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Income Tax Assets and Liabilities” included in this document as well as Note 7. Tax Matters accompanying the Upjohn Business’s audited combined financial statements and Note 5. Tax Matters accompanying the Upjohn Business’s unaudited condensed combined financial statements included in this document.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF MYLAN

AND THE UPJOHN BUSINESS

On July 29, 2019, Pfizer and Newco entered into the Separation and Distribution Agreement and, on the same day, Pfizer, Newco, Mylan and certain of their affiliates entered into the Business Combination Agreement. These agreements provide for Pfizer to combine its Upjohn Business with Mylan in a Reverse Morris Trust transaction (the “Combination”). The Upjohn Business includes 20 primarily off-patent solid oral dose legacy brands, such as Lyrica, Lipitor, Celebrex and Viagra, as well as certain generic medicines. Pfizer and certain of Pfizer’s subsidiaries will engage in a series of transactions so that the Upjohn Business is held by Newco and its subsidiaries and is separated from the remainder of Pfizer’s businesses. We refer to these transactions as the “Separation.” In connection with the Separation and as partial consideration for the contribution of the Upjohn Business to Newco, Newco will make a cash payment of $12 billion to Pfizer (referred to as the “Cash Distribution”), and will issue to Pfizer additional shares of Newco common stock as part of Pfizer’s spin-off or split-off (referred to as the “Distribution”). When the Distribution and Combination are completed, Pfizer stockholders as of the record date of the Distribution will own 57% of the outstanding shares of Newco common stock, and Mylan shareholders as of immediately before the Combination will own 43% of the outstanding shares of Newco common stock, in each case on a fully diluted basis.

The unaudited pro forma condensed combined financial information reflects Pfizer’s intent that the Distribution will occur through a spin-off. In a spin-off, Pfizer will effect the Distribution by distributing on a pro rata basis all of the shares of Newco common stock then held by Pfizer to Pfizer stockholders entitled to shares of Newco common stock in the Distribution as of the record date of the Distribution. If Pfizer were to effect the Distribution through a split-off, Pfizer would offer its stockholders the option to exchange all or a portion of their shares of Pfizer common stock for shares of Newco common stock in an exchange offer, resulting in a reduction in shares of Pfizer common stock outstanding, with any shares of Newco common stock remaining after consummation of the exchange offer then distributed on a pro rata basis to Pfizer stockholders whose shares of Pfizer common stock remain outstanding after the consummation of the exchange offer. As such, there is no effect on purchase accounting between a spin-off and a split-off in accordance with ASC 805 Business Combinations (“ASC 805”) as the total number of shares of Newco common stock issued is not impacted by the form of the Distribution.

The unaudited pro forma condensed combined financial information has been prepared assuming the Combination will be effected through the Mylan Merger. However, even if the Alternative Transaction Structure is utilized to effect the Combination, there will be no impact on the total number of shares of Newco common stock issued to Pfizer stockholders. As such, Newco and Mylan do not expect there would be a material impact on purchase accounting in accordance with ASC 805 even if the Alternative Transaction Structure is utilized.

It is not expected that the Mylan Merger will be treated as involving a transfer on sale of U.K. shares for U.K. stamp duty purposes (and Mylan intends to apply for confirmation of this from HM Revenue & Customs), and the unaudited pro forma condensed combined financial information assumes no U.K. stamp duty would arise. The Alternative Transaction Structure is likely to involve a transfer on sale for U.K. stamp duty purposes and accordingly, if the Combination were to be effected by way of the Alternative Transaction Structure, U.K. stamp duty may arise at a rate of 0.5% on the relevant consideration (including the assumption of debt) attributable to the transfer of shares in any U.K. incorporated companies. At this time, Mylan does not have sufficient information available to make a preliminary estimate of any potential U.K. stamp duty liability.

Because the Cash Distribution is required as partial consideration for the contribution of the Upjohn Business to Newco, it is not considered part of the merger consideration for purchase accounting in accordance with ASC 805. Since a Reverse Morris Trust transaction is a stock for stock transaction, the merger consideration is made up of only the shares of Newco common stock issued to Pfizer stockholders.

The $12 billion of debt to be incurred by Newco and utilized for the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. As such, the Cash Distribution is included in the Financing Adjustments in Note 4 and excluded from the Preliminary Purchase Price calculation in Note 3 to the unaudited pro forma condensed combined financial information. The $12 billion is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Business Combination Agreement will not be impacted by the Cash Distribution.

The following unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Mylan and the Upjohn Business adjusted to give effect to the Combination and related transactions, including borrowings under the Bridge Facility, and the distribution contemplated by the Business Combination Agreement and the Separation and Distribution Agreement.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and for the year ended December 31, 2019 combine the historical unaudited condensed consolidated and the historical audited consolidated statements of operations of Mylan and the historical unaudited condensed combined and the historical audited combined statements of income for the Upjohn Business, respectively, giving effect to the Combination as if it had been consummated on January 1, 2019. The unaudited pro forma condensed combined balance sheet combines the historical unaudited condensed consolidated balance sheet of Mylan as of March 31, 2020 and the historical unaudited condensed combined balance sheet of the Upjohn Business as of March 29, 2020, giving effect to the Combination as if it had been consummated on March 31, 2020.

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP using the acquisition method of accounting in accordance with ASC 805, with Mylan considered the accounting acquirer of the Upjohn Business. See “The Transactions—Accounting Treatment” beginning on page 101 of this document for more information. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to indicate the results that would have actually been attained had the Combination been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma condensed combined financial information, Mylan allocated the purchase price of the Upjohn Business using its best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to the operations or results of the Upjohn Business, the assumptions and estimates herein could change significantly. The allocation of the purchase price of the Upjohn Business is dependent upon certain valuation and other studies that are not yet final. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the Combination, final valuations will be performed. There can be no assurances that these final valuations will not result in material changes to the purchase price allocation and related pro forma operating results. Furthermore, Newco could have reorganization and restructuring expenses as well as potential cost savings, operating synergies, or revenue enhancements as a result of combining Mylan and the Upjohn Business. The unaudited pro forma condensed combined financial information does not reflect these potential expenses, cost savings, operating synergies, or revenue enhancements or the costs necessary to achieve these cost savings, operating synergies, and revenue enhancements. The unaudited pro forma condensed combined financial information reflects only the pro forma adjustments that are factually supportable, directly attributable to the Combination and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Newco.

The Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer for a certain amount of losses. At March 31, 2020, Mylan has not estimated or accrued any amounts related to such contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Business Combination Agreement will not be impacted by this provision.

The Upjohn Business’s historical combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These historical combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following materials:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

Mylan’s historical audited consolidated financial statements and related notes contained in Mylan’s Annual Report on Form 10-K, as amended, as of and for the year ended December 31, 2019, which were filed with the SEC on February 28, 2020 and are incorporated by reference into this document;

•

Mylan’s historical unaudited condensed consolidated financial statements and related notes contained in Mylan’s Quarterly Report on Form 10-Q, as of and for the three months ended March 31, 2020, which were filed with the SEC on May 11, 2020 and are incorporated by reference into this document;

•	The Upjohn Business’s historical audited combined financial statements and related notes as of and for the year ended December 31, 2019, which are included in this document; and

•	The Upjohn Business’s historical unaudited condensed combined financial statements and related notes as of and for the three months ended March 29, 2020 which are included in this document.

Newco—Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2020

	Historical
(In millions)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$572	$191	$(220)	6i	$324
			(177)	6i
			(42)	6g
Accounts receivable, net	2,775	1,806			4,581
Inventories	2,640	1,168	1,624	6d	5,432
Prepaid expenses and other current assets	614	540			1,154

Total current assets	6,601	3,705	1,185		11,490
Property, plant and equipment, net	2,067	1,003	—		3,070
Intangible assets, net	11,047	1,403	18,797	6e	31,247
Goodwill	9,327	8,695	4,230	6b	13,557
			(8,695)	6b
Deferred income tax benefit	701	624	(229)	6c	1,096
Other assets	404	350	—		754

Total assets	$30,146	$15,780	$15,288		$61,214

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,274	$551	$—		$1,825
Short-term borrowings	—	—	12,000	3,4	12,000
Income taxes payable	254	389	(344)	6c	299
Current portion of long-term debt and other long-term obligations	1,488	—	—		1,488
Other current liabilities	2,213	1,983	(278)	6c	4,338
			420	4

Total current liabilities	5,228	2,923	11,798		19,949
Long-term debt	11,198	—	—		11,198
Deferred income tax liability	1,538	34	3,676	6f	5,247
			(1)	6c
Other taxes payable		4,636	(4,636)	6c	—
Other long-term obligations	919	788	45	6c,6j	1,752

Total liabilities	18,883	8,381	10,882		38,146

Equity:
Common stock €0.01 par value
Shares issued	6	—	7	3	13
Additional paid-in capital	8,658	8,213	12,236	3	19,894
			(8,213)	6h
			(1,000)	6k
Retained earnings	6,052	—	(220)	6i	5,613
			(177)	6i
			(42)	6g
Accumulated other comprehensive loss	(2,454)	(814)	814	6h	(2,454)

	12,262	7,398	3,406		23,067
Treasury shares, at cost	(1,000)	—	1,000	6k	—
Total equity	11,263	7,398	4,406		23,067

Total liabilities and equity	$30,146	$15,780	$15,288		$61,214

Amounts may not add due to rounding

Newco—Unaudited Pro Forma Condensed Combined Statement of Operations

For the three months ended March 31, 2020

	Historical
(In millions, except for per share data)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
Revenues:
Net sales	$2,588	$1,861	$—		$4,449
Other revenues	31	—	—		31

Total revenues	2,619	1,861	—		4,480
Cost of sales	1,713	454	245	7a	2,412

Gross profit	906	1,407	(245)		2,068
Operating expenses:
Research and development	114	60	—		174
Selling, general, and administrative	605	410	(20)	7b	995
Litigation settlements and other contingencies, net	2	1	—		3

Total operating expenses	721	471	(20)		1,172

Earnings from operations	185	936	(225)		896
Interest expense	120	54	121	4	295
Other expense (income), net	34	(4)	—		30

Earnings before income tax and noncontrolling interest	31	885	(346)		570
Income tax provision	10	103	(62)	7c	51

Net earnings	21	782	(284)		519
Loss attributable to noncontrolling interests	—	(1)	—		(1)

Net earnings attributable to ordinary shareholders	$21	$783	$(284)		$520

Earnings per share applicable to ordinary shareholders:
Basic	$0.04	$—	$(0.41)		$0.43

Diluted	$0.04	$—	$(0.41)		$0.43

Weighted average shares outstanding:
Basic	516.4	—	692.9	7d	1,209.3

Diluted	517.0	—	692.9	7d	1,209.9

Amounts may not add due to rounding

Newco—Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2019

	Historical
(In millions, except for per share data)	Mylan	Upjohn after reclassifications (Note 5)	Pro Forma Adjustments	Note Reference	Pro Forma As Adjusted
Revenues:
Net sales	$11,370	$10,244	$—		$21,614
Other revenues	130	2	—		132

Total revenues	11,501	10,246	—		21,746
Cost of sales	7,603	1,929	974	7a	10,506

Gross profit	3,898	8,317	(974)		11,240
Operating expenses:
Research and development	640	279	—		919
Selling, general and administrative	2,564	2,343	(74)	7b	4,833
Litigation settlements and other contingencies, net	(21)	262	—		241

Total operating expenses	3,182	2,884	(74)		5,992

Earnings from operations	716	5,433	(900)		5,249
Interest expense	517	288	505	4	1,310
Other expense (income), net	44	(186)	—		(142)

Earnings before income tax and noncontrolling interest	154	5,331	(1,405)		4,080
Income tax provision	138	409	(253)	7c	294

Net earnings	17	4,922	(1,152)		3,787
Earnings attributable to noncontrolling interests	—	5	—		5

Net earnings attributable to ordinary shareholders	$17	$4,917	$(1,152)		$3,782

Earnings per share applicable to ordinary shareholders:
Basic	$0.03	$—	$(1.66)		$3.13

Diluted	$0.03	$—	$(1.66)		$3.13

Weighted average shares outstanding:
Basic	515.7	—	692.9	7d	1,208.6

Diluted	516.5	—	692.9	7d	1,209.4

Amounts may not add due to rounding

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. General

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan considered to be the accounting acquirer of the Upjohn Business. The historical financial information has been adjusted to give effect to pro forma events that are: factually supportable; directly attributable to the Combination; and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of Newco. As such, the impact from transaction-related expenses are not included in the unaudited pro forma condensed combined statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents with a corresponding decrease to retained earnings.

Assumptions and estimates underlying the pro forma adjustments are described in Notes 3 through 7. Since the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded at the date of consummation of the Combination may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and its allocation thereof.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and does not purport to indicate the results that would have actually been attained had the Combination been completed on the assumed date or for the periods presented, or which may be realized in the future.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business” and the historical combined financial statements of the Upjohn Business and the related notes thereto for the year ended December 31, 2019, that were previously filed with the SEC and are incorporated by reference into this document and for the three months ended March 29, 2020 which are included in this document, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Mylan’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2019 and Mylan’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, that were previously filed with the SEC and are incorporated by reference into this document, and the consolidated financial statements of Mylan and the related notes thereto covering these periods incorporated by reference into this document. See “Where You Can Find Additional Information” beginning on page ii of this document for more information.

The Combination has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of the Upjohn Business at their respective estimated fair values. The assets and liabilities of the Upjohn Business have been measured at fair value based on various preliminary estimates using assumptions that Mylan’s management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. The total estimated purchase price has been measured using the closing market price of Mylan ordinary shares as of June 5, 2020 (the latest practicable date prior to the date of this document). The final purchase price will be measured at the closing date of the Combination. This will result in a per share equity value that is different from that assumed for purposes of preparing the unaudited pro forma condensed combined financial information. The purchase price allocation is subject to finalization of Mylan’s analysis of the fair value of the assets and liabilities of the Upjohn Business as of the closing of the Combination. Differences from these preliminary estimates could be material.

The Upjohn Business’s historical combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These historical combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented.

At this time Mylan does not have sufficient information available to make a reasonable preliminary estimate of the fair value adjustment for the Upjohn Business’s property, plant and equipment. Therefore, no adjustment has been recorded to modify the current book value for the respective items. The estimated fair value allocated to property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of March 31, 2020 is based upon a preliminary assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analyses which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $100 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $4 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3 million.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. Transaction costs incurred by Mylan totaled $20 million and $74 million for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively. These costs are included in the results of operations and eliminated in the unaudited pro forma condensed combined statements of operations adjustments. Transaction costs are not included in the historical combined financial statements of the Upjohn Business and therefore no related elimination was necessary in preparing the unaudited pro forma condensed combined statements of operations. Additionally, the unaudited pro forma condensed combined balance sheet reflects approximately $220 million and $177 million of estimated additional acquisition-related transaction costs to be incurred by Mylan and on behalf of the Upjohn Business, respectively, as a reduction of cash with a corresponding decrease in retained earnings. No tax effect was recorded for these costs as their deductibility has not been assessed. These costs are not presented in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the consolidated results of Newco.

The unaudited pro forma condensed combined financial information does not reflect potential cost savings, operating synergies, or revenue enhancements that Newco may achieve as a result of the Combination or the costs to combine the operations of Mylan and the Upjohn Business or the costs necessary to achieve these cost savings, operating synergies, and revenue enhancements.

3. Preliminary Purchase Price

The preliminary estimate of fair value includes issuance of common stock to Pfizer stockholders in connection with the Combination. The number of shares of Newco common stock that will be issued will be such that, after the Combination, Pfizer stockholders as of the record date of the Distribution will hold 57% of the fully diluted outstanding shares of Newco common stock and former Mylan shareholders as of immediately before consummation of the Combination will hold 43% of the fully diluted outstanding shares of Newco common stock following the consummation of the Combination. Upon consummation of the Combination, Pfizer stockholders will receive approximately 692.9 million shares of Newco common stock.

(in millions, except share and per share amounts)
Number of common shares issued to Pfizer stockholders (refer to Note 7d)	692,874,423
Mylan ordinary share closing price, as of June 5, 2020	$17.67

Total purchase price	$12,243

Goodwill	$4,230

The $12 billion of debt to be incurred by Newco and utilized for the Cash Distribution is not currently reflected in the historical combined financial statements of the Upjohn Business as Newco will incur borrowings for the Cash Distribution on or prior to the date of the Cash Distribution, which will occur immediately prior to the closing of the Combination. As such, the Cash Distribution is included in the Financing Adjustments in Note 4 and excluded from the Preliminary Purchase Price calculation in this Note 3 to the unaudited pro forma condensed combined financial information. The $12 billion is considered debt of Newco assumed in the Combination in accordance with ASC 805. The Exchange Ratio in the Business Combination Agreement will not be impacted by the Cash Distribution.

The Business Combination Agreement provides that Newco will pay Pfizer for certain losses arising out of certain third-party actions following the closing date. See “Business Combination Agreement—Certain Litigation Matters” for more information on the litigation matters for which Newco has agreed to pay Pfizer for a certain amount of losses. At March 31, 2020, Mylan has not estimated or accrued any amounts related to such contingency. Any such amount will be considered additional purchase price in the form of contingent consideration. At this time, Mylan does not have sufficient information available to make a preliminary estimate of the fair value of any contingent consideration. The Exchange Ratio in the Business Combination Agreement will not be impacted by this provision.

The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10% increase or decrease of the Mylan ordinary share closing price used to determine the total estimated purchase consideration. For purposes of this calculation, the total number of shares of Newco common stock to be issued has been assumed to be the same as in the table above.

(in millions, except share and per share amounts)	10% Sensitivity
Number of common shares issued to Pfizer stockholders	692,874,423	692,874,423
Mylan ordinary share price sensitivity	$19.44	$15.90

Total estimated purchase consideration	$13,467	$11,019

Goodwill	$5,454	$3,006

4. Financing Adjustments

On July 29, 2019, Newco and certain financial institutions executed a 364-day bridge commitment letter (the “Commitment Letter”) pursuant to which such financial institutions have committed to provide bridge financing (the “Bridge Facility”) to Newco to fund in part the amount of the Cash Distribution and to pay fees and expenses related to the transactions contemplated by the Business Combination Agreement. Mylan N.V. (or its successor), Mylan Inc. and each other guarantor or obligor under any of Mylan’s existing debt securities and credit facilities with a principal amount of at least $500 million will be guarantors of the Bridge Facility from and after the consummation of the Combination.

Newco expects to use the net proceeds from alternative sources of permanent financing to fund the Cash Distribution; however, to the extent that the amount is not funded from such sources, Newco currently intends to fund any shortfall with borrowings under the Bridge Facility. Because the permanent financing has not yet been obtained, we have assumed the Cash Distribution will be funded in full using the Bridge Facility. The unaudited pro forma condensed combined balance sheet is adjusted to reflect borrowings of $12.0 billion under the Bridge Facility, which is classified as current in the unaudited pro forma condensed combined balance sheet. Any borrowing under the Bridge Facility is subject to availability and the terms and conditions set forth in the Commitment Letter, which Newco previously filed with the SEC.

For purposes of the unaudited pro forma condensed combined statements of operations, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an applicable margin ranging from 138 – 213 basis points, depending upon the duration of amounts outstanding and Newco’s credit rating. The pro forma adjustment to interest expense in the condensed combined statements of operations is approximately $121 million for the three months ended March 31, 2020 and $505 million for the year ended December 31, 2019.

It is assumed that Newco will incur approximately $420 million of debt issuance costs for the Bridge Facility, primarily consisting of financing, commitment and duration fees. These debt issuance costs are recorded as a current liability in the unaudited pro forma condensed combined balance sheet as of March 31, 2020. Since the Bridge Facility has a maturity of less than one year, there is no adjustment to the pro forma condensed combined statements of operations for these debt issuance costs as there is no continuing impact. The fees Newco will ultimately pay, and the level of net debt ultimately incurred, could vary significantly from what is assumed in this unaudited pro forma condensed combined financial information. Variances could arise from multiple factors including: the amount of cash on hand at the time of the closing, actual timing and amount of borrowings and repayments under the Bridge Facility, the actual mix of permanent debt financing, the actual fixed / floating mix of permanent debt financing and Newco’s credit rating. Accordingly, the estimated debt and interest expense reflected in this unaudited pro forma condensed combined financial information may change and the change could be significant. A change of 125 basis points to the interest rate could result in an increase or decrease in the pro forma interest expense of approximately $38 million for the three months ended March 31, 2020 and approximately $150 million for the year ended December 31, 2019.

5. Pro Forma Reclassification Adjustments

Certain reclassifications have been recorded to the Upjohn Business’s historical combined financial information to conform to Mylan’s presentation, as follows:

Balance Sheet Reclassifications

As of March 29, 2020 (unaudited)
(in millions)	Upjohn Business before reclassification	Reclassification Amount	Note Ref	After Reclassification
Assets
Trade accounts receivable, less allowance for doubtful accounts	$2,029	$(2,029)	5a	$—
Accounts receivable, net	—	2,029	5a	1,806
		131	5b
		53	5c
		(407)	5d
Inventories	1,111	57	5e	1,168
Current tax assets	446	(446)	5f	—
Other current assets	278	(278)	5g	—
Prepaid expenses and other current assets	—	446	5f	540
		278	5g
		(131)	5b
		(53)	5c
Noncurrent deferred tax assets and other noncurrent tax assets	624	(624)	5h	—
Deferred income tax benefit	—	624	5h	624
Other noncurrent assets	407	(407)	5i	—
Other assets	—	407	5i	350
		(57)	5e
Liabilities and Equity
Trade accounts payable	453	(453)	5j	—
Accounts payable	—	453	5j	551
		98	5k
Accrued compensation and related items	306	(306)	5l	—
Other current liabilities	1,966	306	5l	1,983
		(98)	5k
		(191)	5d
Pension benefit obligations, net	387	(387)	5m	—
Postretirement benefit obligations, net	197	(197)	5n	—
Other noncurrent liabilities	420	(420)	5o	—
Other long-term obligations	—	387	5m	788
		197	5n
		420	5o
		(216)	5d
Business unit equity	8,213	(8,213)	5p	—
Additional paid in capital	—	8,213	5p	8,213

a.	Trade accounts receivable, less allowance for doubtful accounts was reclassified to accounts receivable, net.

b.

A reclassification adjustment of $131 million has been recorded to reduce the balance in prepaid expenses and other current assets and increase the balance in accounts receivable, net related to VAT receivables in accordance with Mylan’s grouping of accounts.

c.

A reclassification adjustment of $53 million has been recorded to reduce the balance in prepaid expenses and other current assets and increase the balance in accounts receivable, net related to other receivables in accordance with Mylan’s grouping of accounts.

d.

A reclassification adjustment of $407 million has been recorded to reduce the balance of accounts receivable, net, also reducing the balance of other current liabilities by $191 million and the balance of other long-term obligations by $216 million, related to presenting sales returns provisions in accordance with Mylan’s grouping of accounts.

e.

A reclassification adjustment of $57 million has been recorded to reduce the balance in other assets and increase the balance of inventories related to spare parts inventory in accordance with Mylan’s grouping of accounts.

f.	Current tax assets were reclassified to prepaid expenses and other current assets.

g.	Other current assets were reclassified to prepaid expenses and other current assets.

h.	Noncurrent deferred tax assets and other noncurrent tax assets were reclassified to deferred income tax benefit.

i.	Other noncurrent assets were reclassified to other assets.

j.	Trade accounts payable were reclassified to accounts payable.

k.

A reclassification adjustment of $98 million has been recorded to reduce the balance in other current liabilities and increase the balance in accounts payable related to VAT payables in accordance with Mylan’s grouping of accounts.

l.	Accrued compensation and related items were reclassified to other current liabilities.

m.	Pension benefit obligations, net were reclassified to other long-term obligations.

n.	Postretirement benefit obligations, net were reclassified to other long-term obligations.

o.	Other noncurrent liabilities were reclassified to other long-term obligations.

p.	Business unit equity was reclassified to additional paid in capital.

Statements of Operations Reclassifications

	For the three months ended March 29, 2020			For the year ended December 31, 2019
(in millions)	Upjohn Business Before Reclassification	Reclassification Amount	After Reclassification	Upjohn Business Before Reclassification	Reclassification Amount	After Reclassification	Note Ref
Other revenues	$—	$—	$—	$—	$2	$2	5q
Cost of sales	400	36	454	1,713	148	1,929	5r
		18			68		5s
Selling, informational and administrative expenses	413	(413)	—	2,252	(2,252)	—	5t
Selling, general and administrative	—	413	410	—	2,252	2,343	5t
		15			159		5u
		(18)			(68)		5s
Amortization of intangible assets	36	(36)	—	148	(148)	—	5r
Restructuring charges	15	(15)	—	159	(159)	—	5u
Litigation settlements and other contingencies, net	—	1	1	—	262	262	5v
Other (income)/deductions—net	51	(51)	—	362	(362)	—	5w
Other expense (income), net	—	51	(4)	—	362	(186)	5w
		(1)			(262)		5v
		—			2		5q
		(54)			(288)		5x
Interest expense	—	54	54	—	288	288	5x

q.	Mylan has reclassified royalty-related income from other (income)/deductions, net to other revenue in accordance with Mylan’s grouping of accounts.

r.

Mylan has reclassified amortization of intangible assets expense to cost of sales in accordance with Mylan’s grouping of accounts. The amount reclassified was $36 million and $148 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

s.

Mylan has reclassified shipping and handling costs from selling, general and administrative expenses to cost of sales in accordance with Mylan’s grouping of accounts. The amount reclassified was $18 million and $68 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

t.	Selling, informational and administrative expenses were reclassified to selling, general and administrative.

u.

Mylan has reclassified restructuring charges to selling, general and administrative expenses in accordance with Mylan’s grouping of accounts. The amount reclassified was $15 million and $159 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

v.

Mylan has reclassified expenses for certain legal matters included in other (income)/deductions, net to litigation settlements and other contingencies, net in accordance with Mylan’s grouping of accounts. The amount reclassified was $1 million and $262 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

w.	Other (income)/deductions—net was reclassified to Other expense (income), net.

x.

Mylan has reclassified net interest expense-allocated included in other (income)/deductions, net to interest expense in accordance with Mylan’s grouping of accounts. The amount reclassified was $54 million and

$288 million for the three months ended March 31, 2020 and for the year ended December 31, 2019, respectively.

Following the consummation of the Combination, Mylan will conduct a review of the Upjohn Business’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification of the Upjohn Business’s results of operations or reclassification of assets or liabilities to conform to Mylan’s accounting policies and classifications. As a result of that review, Mylan may identify differences between the accounting policies that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information. During the preparation of this unaudited pro forma condensed combined financial information, Mylan was not aware of any material differences between accounting policies, except for certain reclassifications necessary to conform to Mylan’s financial presentation, and accordingly, this unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies between Mylan and the Upjohn Business.

6. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2020 are represented by the following:

(In millions)	Note	Amount
Purchase consideration
Fair value of total consideration transferred	3	$12,243
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Upjohn Business’ net assets	6a	7,398
Elimination of historical goodwill	6b	(8,695)
Borrowings related to financing the Cash Distribution	3,4	(12,000)
Debt issuance costs related to financing the Cash Distribution	4	(420)
Net liabilities not included in the Business Combination	6c	4,985
Preliminary estimate of fair value adjustment of net assets acquired
Inventories	6d	1,624
Intangible assets, net	6e	18,797
Deferred income tax liability	6f	(3,676)

Net assets to be acquired		8,013

Goodwill	6b	$4,230

a.	Reflects the acquisition of the historical book value of net assets of the Upjohn Business.

b.

Reflects the elimination of the historical goodwill amount of approximately $8.7 billion and the recognition of estimated goodwill related to the acquisition of approximately $4.2 billion. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed.

c.

Reflects the elimination of certain assets and liabilities included in the Upjohn Business historical combined financial statements that were not assumed or acquired, partially offset by certain additional liabilities not included on historical combined financial statements but assumed.

(In millions)	Amount
Litigation related accruals remaining with Pfizer	$278
Additional pension and post-retirement obligation, net transferring to Newco	(45)
Tax related assets and liabilities remaining with Pfizer:
Deferred income tax benefit	(229)
Income taxes payable	344
Deferred income tax liability	1
Other taxes payable	4,636

Net liabilities not included in the Combination	$4,985

On May 29, 2020, the parties entered certain amendments to the Separation and Distribution Agreement and the Business Combination Agreement, which included cash balances being shared. Potential adjustments related to target cash balances, working capital adjustments and cost sharing items cannot be reasonably estimated at this time.

Tax related balances remaining with Pfizer primarily consists of noncurrent net tax liabilities associated with the U.S. Tax Cuts and Jobs Act repatriation tax on accumulated post-1986 foreign earnings and taxes for periods prior to the Combination date.

d.

Represents the estimated fair value adjustment to step-up inventory to fair value. The estimated step-up in inventory is preliminary and is subject to change based upon final determination of the fair values of finished goods and work in-process inventories. As there is no continuing impact of the inventory step-up on Newco’s results, the increased value is not included in the unaudited pro forma condensed combined statement of operations.

e.

Reflects the elimination of the Upjohn Business’s historical intangible assets, net balance of approximately $1.4 billion and the recognition of the estimated fair value of product rights acquired of approximately $20.2 billion. The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. The final fair value determination for identified intangibles may differ materially from this preliminary determination.

The fair value estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated amount and timing of projected net cash flows for each year for each product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends or regulatory forces impacting the asset and each cash flow stream as well as other factors. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

f.

Reflects the deferred income tax liability of approximately $3.7 billion resulting from fair value adjustments for the inventory and identifiable intangible assets acquired. This estimate of deferred income tax liabilities was determined based on the excess book basis over the tax basis of the inventory and identifiable intangible assets acquired at an estimated 18% weighted average statutory tax rate. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Newco’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed in the Combination.

g.

Adjustment to record a $42 million accrual due to change in control clauses in employment arrangements for certain Mylan employees. See the section entitled “The Transactions—Interests of Mylan Directors and Executive Officers in the Combination—Golden Parachute Compensation” for information regarding the potential value of the payments and benefits that the executive officers may receive in connection with a qualifying termination of employment pursuant to certain Transition and Succession Agreements.

h.	Adjustments to eliminate Pfizer’s net parent company investment in the Upjohn Business of approximately $8.2 billion and accumulated other comprehensive loss of $814 million.

i.	Adjustment to recognize estimate of additional transaction-related costs to be incurred of $220 million and $177 million by Mylan and the Upjohn Business, respectively.

j.	Adjustment to recognize additional pension and post-retirement obligations related to employees of the Upjohn Business expected to be assumed in the Combination of $45 million.

k.	Reflects the elimination of Mylan’s treasury shares as each ordinary share held in treasury will be canceled at the closing of the Combination.

7. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statements of operations are represented by the following:

a.

Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the three months ended March 31, 2020 and the year ended December 31, 2019. The increase in amortization expense is recorded as follows:

			Amortization
($ in millions)	Useful Life	Fair Value	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Product Rights	18 years	$20,200	$281	$1,122
Less: Historical Amortization Expense of the Upjohn Business			36	148

Pro Forma Adjustment			$245	$974

The estimated weighted-average useful life of the product rights to be acquired is 18 years. A five percent (5%) increase or decrease in the fair value of the product rights would increase or decrease amortization by approximately $14 million for the three months ended March 31, 2020 and approximately $56 million for the year ended December 31, 2019.

b.

Represents the elimination of transaction costs included in the historical financial statements of Mylan. An adjustment totaling $20 million was reflected in the unaudited pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan for the three months ended March 31, 2020. An adjustment totaling $74 million was reflected in the unaudited pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan for the year ended December 31, 2019.

c.

Reflects the income tax effect of pro forma adjustments using an estimated weighted average statutory tax rate of 18% based upon the jurisdictions in which the adjustments are expected to occur. The total effective tax rate of the combined company could be significantly different depending on the post-acquisition geographical mix of income and other factors.

d.

Adjustment to increase shares of Newco common stock outstanding after the closing of the Combination. As detailed below, Pfizer stockholders will receive approximately 692.9 million shares of Newco common stock as consideration for the Upjohn Business representing 57% of fully diluted outstanding shares and with former Mylan shareholders holding 43% of fully diluted outstanding shares.

Mylan ordinary shares issued at May 31, 2020	541,545,308
Less: treasury shares	(24,598,074)

Mylan ordinary shares outstanding at May 31, 2020	516,947,234
Estimated impact of Mylan equity awards under the Business Combination Agreement
Restricted stock awards	5,699,826
Estimate of dilutive stock options	47,680

Total estimated impact of Mylan equity awards	5,747,506

Estimate of fully dilutive Mylan shares to be exchanged in the Combination	522,694,740
Exchange Ratio	1.000

Total Newco shares to be issued to Mylan shareholders	522,694,740
Mylan shareholders’ ownership percentage of Newco	43%
Estimated total Newco shares outstanding at the Combination date	1,215,569,163

Newco shares to be issued to Pfizer stockholders	692,874,423
Pfizer stockholders’ ownership percentage of Newco	57%

8. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information after giving effect to the Combination. Per share information for the Upjohn Business is not presented because the Upjohn Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis.

	Three months ended March 31, 2020		Year Ended December 31, 2019
(In millions, except for per share data)	Historical (unaudited)	Pro Forma	Historical	Pro Forma
Earnings per share applicable to ordinary shareholders:
Basic	$0.04	$0.43	$0.03	$3.13

Diluted	$0.04	$0.43	$0.03	$3.13

Weighted average shares outstanding:
Basic	516.4	1,209.3	515.7	1,208.6

Diluted	517.0	1,209.9	516.5	1,209.4

DESCRIPTION OF NEWCO CAPITAL STOCK

The following summary describes the material terms of Newco’s capital stock, which this document refers to as “Newco common stock,” and provisions of the amended and restated certificate of incorporation and bylaws of Newco as they will be in effect immediately following the Combination, which this document refers to as the “Newco Charter” and the “Newco Bylaws,” respectively. The summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Newco Charter and Newco Bylaws, a form of which is attached as Annex C and Annex D, respectively, to this document.

Newco Capital Stock

General

Newco’s authorized capital stock will consist of 3,000,000,000 shares of common stock, par value $0.01 per share, and 300,000,000 shares of preferred stock, par value $0.01 per share. The Newco Board may establish the rights and preferences of the preferred stock from time to time as set forth in the Newco Charter. The Newco Charter does not authorize any other classes of capital stock.

Common Stock

Holders of Newco common stock will be entitled to one vote per share on all matters to be voted upon by Newco stockholders. Unless a different vote is required by law or specifically required by the Newco Charter or the Newco Bylaws, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter (other than the election of directors, which is described below) if a majority of votes cast on such matter by stockholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. Subject to the rights of the holders of any series of Newco preferred stock to elect directors under specified circumstances, if a quorum exists at any meeting of stockholders, stockholders have approved the election of a director if a majority of the votes cast at any meeting for the election of such director are in favor of such election. Notwithstanding the foregoing, in the event of a “contested election” of directors, directors will be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. A “contested election” means any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the secretary of Newco.

Subject to the rights of any holders of Newco preferred stock, the holders of Newco common stock will be entitled to receive ratably dividends, if any, as may be declared from time to time by the Newco Board out of funds legally available for the payment of dividends. If Newco liquidates, dissolves or winds up, after all liabilities and, if applicable, the holders of each series of preferred stock have been paid in full, the holders of Newco common stock will be entitled to share ratably in all remaining assets. Newco common stock will have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions will be applicable to Newco common stock. The rights, preferences and privileges of the holders of Newco common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Newco may designate and issue in the future.

Preferred Stock

The Newco Board may issue shares of preferred stock in one or more series and, subject to the applicable law of the State of Delaware, the Newco Board may set the powers, rights, preferences, qualifications, limitations and restrictions of such preferred stock.

The Newco Board will have the power to issue Newco preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of Newco common stockholders, and the Newco Board could take that action without stockholder approval. The issuance of Newco preferred stock could delay or prevent a change in control of Newco.

Anti-Takeover Effects of Various Provisions of Delaware Law, the Newco Charter and the Newco Bylaws after the Combination

Provisions of the DGCL, the Newco Charter and the Newco Bylaws could make it more difficult to acquire Newco by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids the Newco Board may consider inadequate and to encourage persons seeking to acquire control of Newco to first negotiate with Newco.

Board Classification. Until the 2023 annual meeting of Newco’s stockholders, the Newco Board will be divided into three classes (Class I, Class II and Class III), one class of which will be elected each year by Newco’s stockholders. The first term of office of the Class I directors will expire at the 2021 annual meeting, the first term of office of the Class II directors will expire at the 2022 annual meeting and the first term of office of the Class III directors will expire at the 2023 annual meeting. The Newco Charter will provide that the Newco Board will be fully declassified by the 2023 annual meeting, so that:

•	at the 2021 annual meeting, the Class I directors will be elected for a term of office to expire at the 2023 annual meeting;

•	at the 2022 annual meeting, the Class II directors will be elected for a term of office to expire at the 2023 annual meeting; and

•	as of and after the 2023 annual meeting, all directors will be elected for one-year terms and will be up for election at each successive annual meeting.

During the time that the Newco Board is classified, a third party may be discouraged from making a tender offer or otherwise attempting to obtain control of Newco because it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Preferred Stock. The Newco Board will have the power to issue Newco preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of Newco common stockholders, and the Newco Board could take that action without stockholder approval. The issuance of Newco preferred stock could delay or prevent a change in control of Newco.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders. The Newco Charter will provide that any vacancies, including any newly created directorships, on the Newco Board will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of Directors by Stockholders. The Newco Charter and the Newco Bylaws provide that directors may be removed by stockholders (a) until the Newco Board is no longer classified, only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote, and (b) from and after the date the board is no longer classified, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote.

Special Meeting. The Newco Bylaws will provide that special meetings of the stockholders may be called by the chair of the Newco Board, the Newco Board pursuant to a resolution adopted by a majority of the total number of directors Newco would have if all vacancies or unfilled directorships were filled or, subject to certain procedural requirements, the chair of the Newco Board or the secretary of Newco at the written request of stockholders of record owning at least 25% of the voting power entitled to vote on the matter or matters entitled to vote at the meeting.

The Newco Bylaws will not permit a special meeting to be held at the request of stockholders if (a) the business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, the Newco Charter or the Newco Bylaws, (b) the Newco Board has called for or calls for an annual meeting to be held within 90 days after the special meeting request is delivered to Newco and the Newco Board determines that the business of the special meeting is identical or substantially similar to an item of business of the annual meeting, (c) the business conducted at the most recent annual meeting or any special meeting held within one year included such similar business or (d) the request is delivered between 61 and 365 days after the earliest date of signature on a different request for a special meeting on the same business.

Stockholder Action. The Newco Bylaws and the Newco Charter will prevent stockholder action by written consent unless such written consent is granted by holders of 100% of the voting power of the outstanding shares of capital stock entitled to vote.

Advance Notice of Director Nominations and Stockholder Proposals. The Newco Bylaws will contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in the Newco Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in the Newco Bylaws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to Newco’s secretary at Newco’s principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day before such annual meeting and not later than the close of business on the later of (a) the 90th day before such annual meeting or (b) if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Newco.

If a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in the Newco Bylaws, but only if the stockholder notice is delivered to Newco’s secretary at Newco’s principal executive offices not earlier than the 120th day before such special meeting and not later than the close of business on the later of (a) the 90th day before such special meeting or (b) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Newco Board to be elected at such meeting.

Amendments to the Newco Charter and Bylaws. Under the DGCL, the Newco Charter may not be amended by stockholder action alone. Amendments to the Newco Charter require a board resolution approved by the majority of the outstanding capital stock entitled to vote. The Newco Bylaws may be amended by stockholders upon the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote. Subject to the right of stockholders as described in the immediately preceding sentence, the Newco Bylaws may also be adopted, amended or repealed by the Newco Board.

Delaware Anti-Takeover Statute. Newco will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the board of directors approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder before the time that the person became an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or

•	the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of Newco.

No Cumulative Voting. The Newco Charter will prohibit cumulative voting in the election of directors.

Exclusive Forum. Under the Newco Charter, certain claims can only be brought before the Court of Chancery of the State of Delaware, unless Newco consents to a different forum. This exclusive forum provision applies to any derivative action brought on behalf of Newco, any action asserting a claim for breach of fiduciary duty by any director, officer or employee of Newco, any action brought pursuant to the DGCL or any of Newco’s organizational documents, actions brought under the internal affairs doctrine, or actions as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware. Under the Newco Charter, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although Newco stockholders will not be deemed to have waived Newco’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the amended and restated by-laws to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Officers and Directors after the Combination

The Newco Charter and the Newco Bylaws will include provisions that require Newco to indemnify, to the fullest extent allowable under the laws of the State of Delaware, directors or officers against monetary damages for actions taken as a director or officer of Newco, or for serving at Newco’s request in any capacity at another corporation or enterprise, as the case may be. The Newco Charter and the Newco Bylaws will also provide that Newco must indemnify and advance reasonable expenses to Newco directors and officers, subject to Newco’s receipt of an undertaking from the indemnified party to repay all amounts advanced if it is determined ultimately that the indemnified party is not entitled to be indemnified. Newco will also be expressly authorized to carry directors’ and officers’ insurance to protect Newco and its directors and officers for some liabilities.

The limitation of liability and indemnification provisions in the Newco Charter and the Newco Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Newco and Newco’s stockholders. However, these provisions do not limit or eliminate Newco’s rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission if a director breaches his or her fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Newco pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

Pfizer and Newco or their respective subsidiaries, as applicable, will enter into the Ancillary Agreements before the consummation of the transactions, which will govern various interim and on-going relationships between Pfizer and Newco. A summary of those agreements is set forth under “Additional Transaction Agreements.”

Related Party Transactions

Policy and Procedures Governing Related Party Transactions

Upon consummation of the Combination, Newco will adopt the Newco Bylaws, which will include provisions regarding contracts and transactions between Newco and interested directors or officers of Newco, or between Newco and any other corporation, partnership, association or other organization in which one or more of Newco’s directors or officers are directors or officers or have a financial interest (each, an “Interested Party”). Pursuant to the Newco Bylaws, no contract or transaction between Newco and an Interested Party will be void or voidable solely because it is with an Interested Party, or solely because the Interested Party is present or participates in the meeting of the Newco Board or a committee thereof that authorizes the contract or transaction thereof (the “Governance Committee”), or solely because the Interested Party’s vote is counted in approving the contract or transaction, if:

•

the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Newco Board or the Governance Committee, and the Newco Board or Governance Committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum;

•

the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Newco stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Newco stockholders; or

•	the contract or transaction is fair as to Newco as of the time it is authorized, approved or ratified by the Newco Board, the Governance Committee or the Newco stockholders.

Furthermore, it is anticipated that Newco will adopt a written policy requiring the approval of the Newco Board or a committee thereof of certain transactions involving Newco and related persons.

APPRAISAL RIGHTS

Pfizer stockholders (including as stockholders of Newco) are not entitled under the DGCL or otherwise to exercise appraisal or dissenter’s rights in connection with the Combination.

INDEX – FINANCIAL STATEMENTS

Unaudited Condensed Combined Financial Statements

Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-37

Combined Statements of Income for the Years Ended December 31, 2019, 2018 and 2017	F-38

Combined Statements of Comprehensive Income for the Years Ended December 31, 2019, 2018 and 2017	F-39

Combined Balance Sheets as of December 31, 2019 and 2018	F-40

Combined Statements of Equity for the Years Ended December 31, 2019, 2018 and 2017	F-41

Combined Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017	F-42

Notes to Combined Financial Statements	F-43

Independent Auditors’ Review Report

The Board of Directors of Pfizer Inc.:

Report on the Financial Statements

We have reviewed the condensed combined financial statements of Upjohn (a business unit of Pfizer Inc.), which comprise the condensed combined balance sheet as of March 29, 2020, and the related condensed combined statements of income, comprehensive income, equity, and cash flows for the three-month periods ended March 29, 2020 and March 31, 2019.

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed combined financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of December 31, 2019

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the combined balance sheet as of December 31, 2019, and the related combined statements of income, comprehensive income, equity, and cash flows for the year then ended (presented elsewhere in this document); and we expressed an unqualified audit opinion on those audited combined financial statements in our report dated March 20, 2020. In our opinion, the accompanying condensed combined balance sheet of Upjohn as of December 31, 2019 is consistent, in all material respects, with the audited combined financial statements from which it has been derived.

/s/ KPMG LLP

New York, New York

June 12, 2020

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Revenues	$1,861	$3,071
Costs and expenses:
Cost of sales(a)	400	398
Selling, informational and administrative expenses(a)	413	535
Research and development expenses(a)	60	62
Amortization of intangible assets	36	39
Restructuring charges	15	9
Other (income)/deductions––net	51	37

Income before provision for taxes on income	885	1,991
Provision for taxes on income	103	255

Net income before allocation to noncontrolling interests	782	1,736
Less: Net income/(loss) attributable to noncontrolling interests	(1)	1

Net income attributable to Upjohn	$783	$1,735

(a)	Excludes amortization of intangible assets.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Net income before allocation to noncontrolling interests	$782	$1,736

Foreign currency translation adjustments	(39)	46

Benefit plans: actuarial gains/(losses), net	(86)	—
Reclassification adjustments related to amortization	4	3
Reclassification adjustments related to settlements	14	—
Other	3	(4)

	(65)	(1)

Benefit plans: prior service (costs)/credits and other, net	—	—
Reclassification adjustments related to amortization	(5)	(6)
Other	(1)	1

	(5)	(5)

Other comprehensive income/(loss), before tax	(109)	39
Tax provision/(benefit) on other comprehensive income/(loss)(a)	(2)	(1)

Other comprehensive income/(loss) before allocation to noncontrolling interests	(107)	40

Comprehensive income before allocation to noncontrolling interests	675	1,776
Less: Comprehensive income/(loss) attributable to noncontrolling interests	(1)	—

Comprehensive income attributable to Upjohn	$676	$1,776

(a)	See Note 5C. Tax Matters: Tax Provision/(Benefit) on Other Comprehensive Income/(Loss).

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED BALANCE SHEETS

(millions of dollars)	March 29, 2020	December 31, 2019
	(Unaudited)
Assets
Cash and cash equivalents	$191	$184
Trade accounts receivable, less allowance for doubtful accounts: 2020—$32; 2019—$40	2,029	1,946
Inventories	1,111	1,155
Current tax assets	446	628
Other current assets	278	261

Total current assets	4,055	4,173
Property, plant and equipment, less accumulated depreciation: 2020—$1,819; 2019—$1,796	1,003	999
Identifiable intangible assets, less accumulated amortization	1,403	1,434
Goodwill	8,695	8,709
Noncurrent deferred tax assets and other noncurrent tax assets	624	651
Other noncurrent assets	407	399

Total assets	$16,187	$16,366

Liabilities and Equity
Trade accounts payable	$453	$426
Income taxes payable	389	371
Accrued compensation and related items	306	335
Other current liabilities	1,966	2,125

Total current liabilities	3,114	3,257
Pension benefit obligations, net	387	306
Postretirement benefit obligations, net	197	198
Noncurrent deferred tax liabilities	34	38
Other taxes payable	4,636	4,623
Other noncurrent liabilities	420	426

Total liabilities	8,788	8,849

Commitments and Contingencies
Business unit equity	8,213	8,224
Accumulated other comprehensive loss	(814)	(707)

Total equity	7,398	7,517

Total liabilities and equity	$16,187	$16,366

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF EQUITY

(UNAUDITED)

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/(Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, December 31, 2019	$8,224	$(707)	$7,517	$—	$7,517
Net income/(loss)	783		783	(1)	782
Other comprehensive income/(loss), net of tax		(107)	(107)	—	(107)
Share-based payment transactions	12		12		12
Net transfers between Pfizer and noncontrolling interests				1	1
Net transfers––Pfizer(a)	(807)		(807)		(807)

Balance, March 29, 2020	$8,213	$(814)	$7,398	$—	$7,398

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/(Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, December 31, 2018	$7,653	$(660)	$6,992	$—	$6,992
Net income	1,735		1,735	1	1,736
Other comprehensive income/(loss), net of tax		41	41	(1)	40
Share-based payment transactions	22		22		22
Net transfers between Pfizer and noncontrolling interests				—	—
Net transfers––Pfizer(a)	(1,359)		(1,359)		(1,359)

Balance, March 31, 2019	$8,051	$(620)	$7,431	$—	$7,431

(a)	See Note 15 for the major components of Net transfers—Pfizer.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Operating Activities
Net income before allocation to noncontrolling interests	$782	$1,736
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	77	83
Tax Cuts and Jobs Act (TCJA) impact(a)	—	(28)
Deferred taxes	29	23
Share-based compensation expense	12	22
Benefit plan contributions in excess of expense/income	(2)	(11)
Other adjustments, net	1	(22)
Other changes in assets and liabilities	(40)	(417)

Net cash provided by operating activities	859	1,386

Investing Activities
Purchases of property, plant and equipment	(14)	(10)
Acquisitions of intangible assets	(5)	—
Other investing activities, net	—	—

Net cash used in investing activities	(19)	(9)

Financing Activities
Net financing activities with Pfizer	(831)	(1,361)

Net cash used in financing activities	(831)	(1,361)

Effect of exchange-rate changes on cash and cash equivalents	(2)	—

Net increase in cash and cash equivalents	7	16
Cash and cash equivalents, beginning	184	—

Cash and cash equivalents, end	$191	$16

Supplemental Cash Flow Information
Cash paid during the period for:
Income taxes	$64	$238
Interest	—	—

(a)

As a result of the enactment of the Tax Cuts and Jobs Act (TCJA) in December 2017, Provision for taxes on income for the three months ended March 31, 2019 was favorably impacted by approximately $28 million, primarily as a result of additional guidance issued by the U.S. Department of Treasury.

Amounts may not add due to rounding.

See Notes to Unaudited Condensed Combined Financial Statements, which are an integral part of these statements.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Business Description and Basis of Presentation

A. Business Description

Upjohn (collectively, Upjohn, the Upjohn Business, the business, the company, we, us and our) is a business unit of Pfizer Inc. (Pfizer). We are a China-based global pharmaceutical company with a portfolio of well-established, primarily off-patent branded and generic medicines, including Lyrica, Lipitor, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone. Our pharmaceutical products are used to treat non-communicable diseases (NCDs). We commercialize, manufacture and develop pharmaceutical products across a broad range of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The accompanying condensed combined financial statements include the accounts of all operations that comprise the Upjohn operations of Pfizer.

On January 23, 2020, Upjohn China entered into a definitive agreement to acquire Shanghai Minghui Pharmaceutical Co., Ltd. (Minghui) from Shanghai Pharmaceutical Co., Ltd., which is a state-owned enterprise in China. After the completion of a listing and bidding process, Upjohn agreed to acquire Minghui for 40 million renminbi (RMB) (approximately $5 million, net of cash acquired of approximately $1 million). In February 2020, Upjohn remitted the total purchase price to SUAEE, the institution managing the listing and bidding process. The closing conditions provided in the transaction documents have been met. Minghui obtained a new business license in April 2020 under which Upjohn Hong Kong is registered as the sole shareholder of Minghui. Minghui’s drug distribution license and good supply practices certification in China have also been updated to reflect such change in ownership. The acquisition of Minghui was accounted for by Upjohn as the acquisition of a group of assets rather than the acquisition of a business. In connection with this asset acquisition, we recorded $5 million in Identifiable intangible assets, consisting of a licensing agreement—see Note 9A.

On July 29, 2019, Pfizer announced it had entered into a definitive agreement to combine Upjohn with Mylan N.V. (Mylan), creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, Pfizer will contribute the Upjohn Business to its wholly-owned subsidiary, Upjohn Inc. (Newco) and distribute its ownership interest in Newco to Pfizer shareholders via either a spin-off or a split-off (the Distribution). Pfizer intends to effect the Distribution by way of a spin-off. Newco will issue $12 billion of debt in connection with its separation from Pfizer, and, at or prior to the Distribution, Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Immediately after the Distribution, Newco will be combined with Mylan. Pfizer shareholders would own 57% of the combined new company and former Mylan shareholders would own 43% on a fully diluted basis. The transaction is generally expected to be tax free to Pfizer and Pfizer shareholders and is expected to close in the fourth quarter of 2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals.

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (Meridian), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan (Mylan-Japan collaboration) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in these condensed combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

B. Basis of Presentation

We prepared the accompanying condensed combined financial statements following the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States of America (U.S. GAAP) can be condensed or omitted.

The financial information included in our condensed combined financial statements for subsidiaries operating outside the U.S. is as of and for the three months ended February 23, 2020 and February 24, 2019. The financial information included in our condensed combined financial statements for U.S. subsidiaries is as of and for the three months ended March 29, 2020 and March 31, 2019. All significant intercompany balances and transactions among the legal entities that comprise Upjohn have been eliminated. Balances due from or due to Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the condensed combined balance sheets. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the condensed combined balance sheets and represent the net of amounts settled without payment (to)/from Pfizer. For additional information about balances and transactions among Upjohn and Pfizer, see Note 15.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

We are responsible for the unaudited condensed combined financial statements included in this document. The interim financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results. The information included in these interim financial statements should be read in conjunction with the combined financial statements and accompanying notes for the year ended December 31, 2019 included elsewhere in this document.

Certain amounts in the condensed combined financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

As of January 1, 2020, we adopted four new accounting standards. See Note 2A for further information.

The condensed combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business of Pfizer. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to Upjohn on a centralized basis within Pfizer are, beginning in 2019, incurred directly by Upjohn.

These condensed combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had we operated as an independent standalone company during the periods presented.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include limited costs directly incurred by Upjohn for certain support functions (Enabling Functions) and allocations to Upjohn for Enabling Functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, insurance, public affairs and procurement, among others. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include certain manufacturing and supply costs directly incurred by the Upjohn Global Supply network for manufacturing facilities, external supply, and logistics and support as well as allocations of such costs incurred by manufacturing plants that are shared with other Pfizer business units and centralized Pfizer Global Supply (PGS) costs that Pfizer did not routinely allocate to its business units. These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Where used, allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as Upjohn identified manufacturing costs, depending on the nature of the costs.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include directly incurred costs for certain Upjohn research and development (R&D) activities and allocations of certain research, development and medical (RDM) expenses managed by Pfizer’s R&D organization. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, our estimates of the costs incurred in connection with the R&D activities associated with Upjohn.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 also include allocations from Enabling Functions and PGS for restructuring charges and additional depreciation associated with asset restructuring and implementation costs. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with cost-reduction/productivity initiatives, see Note 3.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of pension and postretirement service costs that have been deemed attributable to Upjohn operations. For information about allocations of pension and postretirement costs, see Note 12.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of other corporate and commercial costs, which can include, but are not limited to, certain compensation items, such as share-based compensation expense and certain fringe benefit expenses maintained on a centralized basis within Pfizer, as well as Pfizer hedging activity on intercompany inventory. Pfizer does not routinely allocate these costs to any of its business units. The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 also include a combination of allocations to Upjohn and directly incurred costs for other corporate and commercial costs for certain strategy, business development, portfolio management and valuation capabilities. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 include allocations of purchase accounting impacts resulting from business combinations. These impacts are primarily associated with the Upjohn related assets acquired as part of Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, and primarily include amortization related to the increase in fair value of the acquired finite-lived intangible assets.

•

The condensed combined balance sheets at March 29, 2020 and December 31, 2019 reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or are directly attributable to

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Upjohn and its operations. Cash from Upjohn operations in subsidiaries that are not completely Upjohn dedicated is not included in the condensed combined balance sheets since this cash is swept into Pfizer’s centralized cash management system. We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Accordingly, the Upjohn cash balance at March 29, 2020 and December 31, 2019 is not representative of an independent company and could be significantly different at another point in time.

•	For benefit plans, the condensed combined balance sheets at March 29, 2020 and December 31, 2019 only include the assets and liabilities of benefit plans sponsored by Upjohn—see Note 12.

•

The condensed combined financial statements do not include allocations of Pfizer corporate debt as none is specifically related to our operations. The condensed combined statements of income include an allocation of Pfizer interest-related expenses, including the effect of hedging activities associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments—see Note 4. We participate in Pfizer’s centralized hedging and offsetting programs. As such, in the condensed combined statements of income, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with Upjohn operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Upjohn and its operations and that the condensed combined statements of income reflect all costs of the Upjohn Business of Pfizer.

The allocated expenses from Pfizer primarily include:

•

Enabling functions operating expenses—approximately $117 million for the three months ended March 29, 2020 and $176 million for the three months ended March 31, 2019 ($2 million and $0.2 million income in Cost of sales; $108 million and $175 million in Selling, informational and administrative expenses; and $7 million and $0.9 million in Research and development expenses).

•

PGS manufacturing costs—approximately $31 million for the three months ended March 29, 2020 and $3 million for the three months ended March 31, 2019 ($31 million and $3 million in Cost of sales; $0.4 million and $0.1 million in Selling, informational and administrative expenses; and $0.1 million and $0.1 million in Research and development expenses).

•

Research, development and medical expenses—approximately $2 million for the three months ended March 29, 2020 and the three months ended March 31, 2019 ($0.1 million income and negligible in Cost of sales; $1 million and $2 million in Selling, informational and administrative expenses; and $0.3 million and $0.3 million in Research and development expenses).

•

Restructuring charges/(credits)—approximately $2 million income for the three months ended March 29, 2020 and $2 million for the three months ended March 31, 2019 (all included in Restructuring charges).

•

Other costs associated with cost-reduction/productivity initiatives—additional depreciation associated with asset restructuring—negligible for the three months ended March 29, 2020 and approximately $1 million for the three months ended March 31, 2019 ($0.5 million in Cost of sales; negligible amounts in Selling, informational and administrative expenses; and $0.7 million in Research and development expenses).

•

Other costs associated with cost-reduction/productivity initiatives—implementation costs—approximately $3 million for the three months ended March 29, 2020 and $5 million for the three months ended March 31, 2019 ($2 million and $3 million in Cost of sales; $0.9 million and $2 million

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

in Selling, informational and administrative expenses; and $0.1 million income and $0.2 million in Research and development expenses).

•

Fringe benefit expenses—approximately $1 million income for the three months ended March 29, 2020 and $4 million for the three months ended March 31, 2019 ($0.1 million income and $0.5 million in Cost of sales; $1 million income and $4 million in Selling, informational and administrative expenses; and negligible amounts in both periods in Research and development expenses).

•

Share-based compensation expense—approximately $12 million for the three months ended March 29, 2020 and $22 million for the three months ended March 31, 2019 ($2 million and $2 million in Cost of sales; $11 million and $17 million in Selling, informational and administrative expenses; and $0.3 million income and $3 million in Research and development expenses).

•

Other (income)/deductions-net—approximately $62 million for the three months ended March 29, 2020 and $37 million for the three months ended March 31, 2019. Amounts primarily include an allocation of net interest expense of approximately $54 million for the three months ended March 29, 2020 and $79 million for the three months ended March 31, 2019, reflecting an allocation for interest-related expenses, including the effect of hedging activities, associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments. In the three months ended March 31, 2019, the amount also includes, among other things, an allocation of income from insurance recoveries of $15 million related to the hurricanes in Puerto Rico toward the end of the third quarter of 2017—see Note 4.

•

Other corporate and commercial costs—approximately $3 million for the three months ended March 29, 2020 and $2 million for the three months ended March 31, 2019 ($7 million income and $6 million income in Cost of sales; $9 million and $6 million in Selling, informational and administrative expenses; and $0.8 million and $2 million in Research and development expenses).

The income tax provision/(benefit) in the condensed combined statements of income for the three months ended March 29, 2020 and March 31, 2019 has been calculated as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.

Note 2. Significant Accounting Policies

A. Adoption of New Accounting Standards

On January 1, 2020, we adopted four new accounting standards.

Credit Losses on Financial Instruments—We adopted a new accounting standard for credit losses on financial instruments, which replaces the probable initial recognition threshold for incurred loss estimates under prior guidance with a methodology that reflects expected credit loss estimates. The standard generally impacts financial assets that have a contractual right to receive cash and are not accounted for at fair value through net income, such as accounts receivable and held-to-maturity debt securities. The new guidance requires us to identify, analyze, document and support new methodologies for quantifying expected credit loss estimates for certain financial instruments, using information such as historical experience, current economic conditions and information, and the use of reasonable and supportable forecasted information. The standard also amends existing impairment guidance for available-for-sale debt securities to incorporate a credit loss allowance and allows for reversals of credit impairments in the event the issuer’s credit improves.

We adopted the new accounting standard utilizing the modified retrospective method, and therefore, no adjustments were made to amounts in our prior period financial statements. The cumulative effect of adopting the standard as an adjustment to the opening balance of Business unit equity was not material. The impact of adoption did not have a material impact on our condensed combined statement of income or condensed combined statement of cash flows for the three months ended March 29, 2020, nor on our condensed combined balance sheet as of March 29, 2020. For additional information, see Note 2B.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Goodwill Impairment Testing—We prospectively adopted the new accounting standard, which eliminates the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value. There was no impact to our condensed combined financial statements from the adoption of this new standard.

Implementation Costs in a Cloud Computing Arrangement—We prospectively adopted the new accounting standard related to customers’ accounting for implementation costs incurred in a cloud computing arrangement that is considered a service contract. The new guidance aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. There was no material impact to our condensed combined financial statements from the adoption of this new standard.

Collaboration Agreements—We prospectively adopted the new accounting standard, which provides new guidance clarifying the interaction between the accounting for collaborative arrangements and revenue from contracts with customers. There was no impact to our condensed combined financial statements from the adoption of this new standard.

On January 1, 2019, we adopted a new accounting standard for lease accounting. For additional information, see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard included in our combined financial statements and accompanying notes for the year ended December 31, 2019 included elsewhere in this document.

B. Revenues and Trade Accounts Receivable

Our accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts totaled $1.4 billion as of March 29, 2020 and $1.6 billion as of December 31, 2019.

The following table provides information about the balance sheet classification of these accruals:

(millions of dollars)	March 29, 2020	December 31, 2019
Reserve against Trade accounts receivable, less allowance for doubtful accounts	$396	$435
Other current liabilities:
Rebate accruals(a)	609	737
Other accruals	215	224
Other noncurrent liabilities	216	217

Total accrued rebates and other accruals	$1,435	$1,614

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance for credit losses against gross trade accounts receivable reflects the best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, trade accounts receivables are segmented into pools of assets depending on market (U.S. versus international), delinquency status, and customer type (high risk versus low risk and government versus non-government), and fixed reserve percentages are established for each pool of trade accounts receivables.

In determining the reserve percentages for each pool of trade accounts receivables, we considered our historical experience with certain customers and customer types, regulatory and legal environments, country and

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there have been any changes in the economic environment that would indicate the established reserve percentages should be adjusted and are considered on a regional basis to reflect more geographic-specific metrics. Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

During the first quarter of 2020, additions to the allowance for credit losses, write-offs and recoveries of customer receivables were not material to our condensed combined financial statements.

Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

Note 3. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

The condensed combined statements of income include costs associated with Pfizer’s cost-reduction/productivity initiatives. The expenses include direct costs and charges as well as an allocation of indirect costs and charges that have been deemed attributable to Upjohn. The condensed combined balance sheets reflect the accrued restructuring charges directly attributable to the Upjohn operations. In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems. All operating functions may be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as groups such as worldwide technology, shared services and corporate operations.

2017-2019 Initiatives and Organizing for Growth

During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized Pfizer operations into three businesses – Biopharma, a science-based innovative medicines business; Upjohn; and a Consumer Healthcare business. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions, which better enables us to optimize our growth potential. Beginning in the fourth quarter of 2018, Pfizer reviewed previously planned initiatives and new initiatives and combined the 2017-2019 initiatives with its Organizing for Growth initiatives to form one cohesive plan. Initiatives for the combined program include activities related to the optimization of the Pfizer manufacturing plant network, the centralization of Pfizer corporate and platform functions, and the simplification and optimization of the operating business structure and functions that support them.

Through March 29, 2020, we have incurred cumulative direct restructuring charges (primarily related to employee termination costs) and implementation costs associated with the combined program of 2017-2019 initiatives and Organizing for Growth initiatives of approximately $159 million. In the first three months of 2020, we incurred total direct restructuring charges and implementation costs of $18 million. We expect to incur approximately $8 million of additional direct, mostly cash, restructuring charges and implementation costs primarily over the remainder of 2020 and into 2021 to complete activities associated with the combined program of cost-reduction initiatives.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Current-Period Key Activities

The components of costs incurred in connection with the Pfizer cost-reduction/productivity initiatives described above follow:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Restructuring Charges/(Credits):
Total restructuring charges—direct:(a)
Employee termination costs	$17	$7
Asset impairment charges	—	—
Exit costs	—	—

Total restructuring charges—direct	17	7

Restructuring charges/(credits)—allocated:(a)
Employee termination costs/(credits)	(2)	2
Asset impairment charges	—	—
Exit costs	—	—

Total restructuring charges/(credits)—allocated	(2)	2

Total restructuring charges	15	9

Other Costs/(Credits) Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring—allocated(b)	—	1
Implementation costs/(credits)—direct(c)	1	(1)
Implementation costs—allocated(c)	3	5

Total costs associated with cost-reduction/productivity initiatives	$19	$15

(a)

In the first three months of 2020 and 2019, restructuring charges were primarily related to employee termination costs associated with cost-reduction and productivity initiatives. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. In the first three months of 2020, direct restructuring charges are primarily related to the Greater China segment (approximately $9 million) and Other (approximately $8 million). In the first three months of 2019, direct restructuring charges are primarily related to the Developed Markets segment (approximately $4 million), the Greater China segment (approximately $2 million) and the Emerging Markets segment (approximately $0.1 million).

(b)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In the first three months of 2019, the additional depreciation is primarily included in Cost of sales ($0.5 million) and Research and development expenses ($0.7 million).

(c)

Implementation costs represent external, incremental costs directly related to implementing cost-reduction/productivity initiatives. Direct implementation costs/(credits) in the first three months of 2020 and 2019 are primarily included in Cost of sales. In the first three months of 2020, allocated implementation costs are included in Cost of sales ($2 million), Selling, informational and administrative expenses ($1 million) and Research and development expenses ($0.1 million income). In the first three months of 2019, allocated implementation costs are included in Cost of sales ($3 million), Selling, informational and administrative expenses ($2 million) and Research and development expenses ($0.2 million).

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The components and activity of our direct restructuring charges identified with Upjohn follow:

(millions of dollars)	Employee Termination Costs	Asset Impairments	Exit Costs	Accrual
Balance, December 31, 2019(a)	$202	$—	$1	$202
Provision	17	—	—	17
Utilization and other(b)	(74)	—	—	(75)

Balance, March 29, 2020(c)	$144	$—	$1	$145

(a)	Included in Other current liabilities ($153 million) and Other noncurrent liabilities ($49 million).
(b)	Includes adjustments for foreign currency translation.
(c)	Included in Other current liabilities ($95 million) and Other noncurrent liabilities ($49 million).

Note 4. Other (Income)/Deductions—Net

The following table provides components of Other (income)/deductions—net:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Certain legal matters, net(a)	$1	$4
Net periodic benefit costs/(credits) other than service costs(b)	6	(7)
Other, net(c)	(18)	2

Other (income)/deductions—net—direct	(11)	(1)

Net interest expense—allocated(d)	54	79
Other, net—allocated(e)	9	(41)

Other (income)/deductions—net—allocated	62	37

Other (income)/deductions—net	$51	$37

(a)

In the first three months of 2020, represents a legal reserve for a pending matter. In the first three months of 2019, represents legal reserves for certain pending matters, partially offset by the reversal of a legal accrual where a loss was no longer deemed probable. For additional information, see Note 13A.

(b)

In the first three months of 2020, includes, among other things, a settlement charge of $14 million related to lump sum payouts to certain terminated plan participants in our pension plan in Puerto Rico. For additional information, see Note 12.

(c)

In the first three months of 2020, includes, among other items, $12 million of rental income associated with related party leasing arrangements in Singapore entered into with Pfizer on May 27, 2019 (for additional information, see Note 15) and $6 million of income from government refunds in China. In the first three months of 2019, includes, among other items, $4 million of costs associated with certain initiatives in international jurisdictions and $4 million of income from government refunds in China.

(d)

Represents an allocation of interest expense associated with the Pfizer corporate debt and an allocation of interest income associated with the Pfizer corporate investments. Allocated capitalized interest expense totaled $4 million in the first three months of 2020 and $6 million in the first three months of 2019.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(e)

Represents allocation of miscellaneous other income and deductions. In the first three months of 2020, among other items, includes an allocation of net currency exchange losses and net losses associated with Pfizer’s investments, partially offset by an allocation of net gains associated with Pfizer’s hedging activities. In the first three months of 2019, among other items, includes an allocation of net currency exchange gains and net gains associated with Pfizer’s investments, partially offset by an allocation of net losses associated with Pfizer’s hedging activities. The first three months of 2019 also includes an allocation of income from insurance recoveries of $15 million related to the hurricanes in Puerto Rico toward the end of the third quarter of 2017.

Note 5. Tax Matters

A. Taxes on Income

During the periods presented in the condensed combined financial statements, Upjohn did not generally file separate tax returns, as Upjohn was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision included in these condensed combined financial statements has been calculated using the separate return basis, as if Upjohn filed a separate tax return.

Our effective tax rate for income was 11.7% for the first three months of 2020, compared to 12.8% for the first three months of 2019.

The lower effective tax rate for the first three months of 2020 in comparison with the same period in 2019 was primarily due to:

•	the favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business; and

•	an increase in tax benefits associated with the resolution of certain tax positions pertaining to prior years and the expirations of certain statutes of limitations,

partially offset by

•

the non-recurrence of the tax benefit of approximately $28 million recorded in the first three months of 2019 as a result of additional guidance issued by the U.S. Department of Treasury related to the enactment of the TCJA.

Our estimated $4.3 billion repatriation liability on accumulated post-1986 foreign earnings as of December 31, 2019, for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026, is reported in Income taxes payable ($320 million) and the remaining liability is reported in Other taxes payable in our condensed combined balance sheet as of March 29, 2020. We expect to pay the second installment of $320 million in July 2020, which was originally due to be paid in April 2020 but was recently extended to July 2020 by the Internal Revenue Service (IRS) in response to the pandemic resulting from a novel disease caused by a strain of coronavirus (COVID-19). Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. In addition, governments around the world have enacted or implemented various forms of tax relief measures in response to the economic conditions in the wake of COVID-19. As of March 29, 2020, neither the CARES Act nor changes to income tax laws or regulations in other jurisdictions had a significant impact on our effective tax rate.

B. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All our tax positions are subject to audit by the local

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments, and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS. Tax years 2011-2015 are currently under audit. Tax years 2016-2020 are open but not under audit. All other tax years are closed.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Asia (2009-2020, primarily reflecting Japan, China and Singapore), Canada (2013-2020), Europe (2011-2020, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany), Latin America (1998-2020, primarily reflecting Brazil) and Puerto Rico (2015-2020).

C. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

The following table provides the components of the Tax provision/(benefit) on other comprehensive income/(loss):

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Benefit plans: actuarial gains/(losses), net	$(3)	$—
Reclassification adjustments related to amortization	1	1
Reclassification adjustments related to settlements	—	—
Other	1	(1)

	(1)	—

Benefit plans: prior service (costs)/credits and other, net	—	—
Reclassification adjustments related to amortization	(1)	—
Other	—	—

	(1)	—

Tax provision/(benefit) on other comprehensive income/(loss)	$(2)	$(1)

Note 6. Accumulated Other Comprehensive Income/(Loss)

The following table provides the changes, net of tax, in Accumulated other comprehensive loss for the first three months of 2020:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Foreign Currency Translation Adjustment	Actuarial Gains/ (Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2019	$(341)	$(424)	$59	$(707)
Other comprehensive income/(loss)(a)	(39)	(64)	(4)	(107)

Balance, March 29, 2020	$(380)	$(489)	$55	$(814)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests, which were negligible in the first three months of 2020.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The following table provides the changes, net of tax, in Accumulated other comprehensive loss for the first three months of 2019:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Foreign Currency Translation Adjustments	Actuarial Gains/ (Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2018	$(330)	$(429)	$99	$(660)
Other comprehensive income/(loss)(a)	46	(1)	(5)	41

Balance, March 31, 2019	$(283)	$(430)	$94	$(620)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $0.6 million loss for the first three months of 2019.

Note 7. Financial Instruments

The condensed combined balance sheets include the financial assets and liabilities that are directly attributable to Upjohn—see Note 1B.

Financial Assets and Liabilities

As of March 29, 2020 and December 31, 2019, financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable and accounts payable.

The recorded amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

Note 8. Inventories

The condensed combined balance sheets include all of the inventory directly attributable to Upjohn.

The following table provides the components of Inventories:

(millions of dollars)	March 29, 2020	December 31, 2019
Finished goods	$360	$441
Work-in-process	652	593
Raw materials and supplies	98	121

Inventories	$1,111	$1,155

Noncurrent inventories not included above(a)	$78	$76

(a)	Included in Other noncurrent assets—see Note 10B. There are no recoverability issues associated with these amounts.

Note 9. Identifiable Intangible Assets and Goodwill

The condensed combined balance sheets include all of the goodwill and identifiable intangible assets directly attributable to Upjohn. The condensed combined statements of income include all of the amortization expense associated with finite-lived identifiable intangible assets.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

A. Identifiable Intangible Assets

Balance Sheet Information

The following table provides the components of Identifiable intangible assets:

	March 29, 2020			December 31, 2019
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets
Developed technology rights	$16,248	$(16,016)	$231	$16,282	$(16,014)	$268
Licensing agreements and other	84	(79)	5	79	(79)	—
Trademarks	6	(3)	3	6	(3)	3

Total finite-lived intangible assets	16,338	(16,099)	239	16,367	(16,096)	270
Indefinite-lived intangible assets-Brands	1,164	—	1,164	1,164	—	1,164

Identifiable intangible assets(a)	$17,502	$(16,099)	$1,403	$17,530	$(16,096)	$1,434

(a)

The decrease in Identifiable intangible assets, less accumulated amortization from December 31, 2019 is primarily due to amortization as well as the impact of foreign exchange, partially offset by the addition of a new licensing agreement with a useful life of ten years as a result of the acquisition of Shanghai Minghui Pharmaceutical Co., Ltd. (see Note 1A).

Amortization

Total amortization expense for finite-lived intangible assets was $36 million in the first three months of 2020 and $39 million in the first three months of 2019.

B. Goodwill

The following table provides the components of and changes in the carrying amount of Goodwill:

(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Balance, December 31, 2019	$5,883	$1,944	$883	$8,709
Other(a)	(23)	—	9	(15)

Balance, March 29, 2020	$5,859	$1,944	$892	$8,695

(a)	Reflects the impact of foreign exchange.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 10. Other Current and Noncurrent Assets

A. Other Current Assets

The following table provides the components of Other current assets:

(millions of dollars)	March 29, 2020	December 31, 2019
VAT receivables	$131	$148
Prepaid expenses	78	53
Other accounts receivable	53	49
Related party receivable(a)	9	4
Other	7	8

Other current assets	$278	$261

(a)	See Note 15.

B. Other Noncurrent Assets

The following table provides the components of Other noncurrent assets:

(millions of dollars)	March 29, 2020	December 31, 2019
Pension plan assets, net	$164	$165
Noncurrent inventory(a)	78	76
Spare parts inventory	57	55
Deferred charges	31	32
Right of use assets for operating leases	24	24
Deposits and advances	20	20
VAT receivables	17	10
Other	15	18

Other noncurrent assets	$407	$399

(a)	See Note 8.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 11. Other Current and Noncurrent Liabilities

A. Other Current Liabilities

The following table provides the components of Other current liabilities:

(millions of dollars)	March 29, 2020	December 31, 2019
Rebate accruals(a)	$609	$737
Legal contingencies(b)	425	431
Accrued sales returns	191	200
VAT payable	98	82
Restructuring accruals(c)	95	153
U.S. Healthcare fee accruals	64	48
Co-marketing expense accruals	56	73
Property and other tax accruals	49	16
Inventory related accruals	47	57
Service accruals	43	53
Profit share liabilities	32	28
Utility accruals	25	25
Trade discount accruals	23	21
Research and development accruals	17	14
Deferred revenue	11	7
Advertising and promotional accruals	9	13
Royalty accruals	9	13
Operating lease liabilities	8	8
Asset retirement obligations	3	3
Chargeback accruals	1	3
Other	150	139

Other current liabilities	$1,966	$2,125

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.
(b)	See Note 13A.
(c)	See Note 3.

B. Other Noncurrent Liabilities

The following table provides the components of Other noncurrent liabilities:

(millions of dollars)	March 29, 2020	December 31, 2019
Accrued sales returns	$216	$217
Legal contingencies(a)	64	72
Restructuring accruals(b)	49	49
Asset retirement obligations	47	47
Operating lease liabilities	17	17
Insurance reserves	5	7
Related party payable(c)	1	1
Other	21	16

Other noncurrent liabilities	$420	$426

(a)	See Note 13A.
(b)	See Note 3.
(c)	See Note 15.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 12. Benefit Plans

The condensed combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of retiree medical benefits. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn operations.

The condensed combined statements of income include the net periodic pension and postretirement costs associated with plans sponsored by Upjohn (service cost component is for the Upjohn participants only). Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions—net. Net periodic pension and postretirement service costs for the Upjohn participants only are recognized, as required, in Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

The condensed combined balance sheets include the pension and postretirement benefit plan assets and liabilities of only those plans or arrangements sponsored by Upjohn. Pension benefit obligations, net at March 29, 2020 include an actuarial loss of $85 million in the three months ended March 29, 2020, resulting from a remeasurement of the Upjohn sponsored pension plan in Puerto Rico, which is recorded in Other comprehensive income/(loss), before tax. There was no change in the plan’s expected rate of return on assets for full year 2020 as a result of the remeasurement. As of March 29, 2020, Upjohn is the sponsor of pension plans, primarily in Puerto Rico, Japan, Taiwan, United Arab Emirates, Italy, South Korea, Mexico, the Philippines, Greece, Thailand, China, Germany, France and Kuwait, among other countries. In 2020, there are newly formed pension plans in Mexico for participants who previously participated in plans sponsored by Pfizer. The newly formed pension plans are partially funded and have aggregate net pension liabilities of approximately $1.8 million included in Pension benefit obligations, net ($1.7 million) and Accrued compensation and related items ($0.2 million) in the condensed combined balance sheet at March 29, 2020. Upjohn is the sponsor of one postretirement plan in Puerto Rico. Included in certain of the Upjohn sponsored plans are both Upjohn and non-Upjohn Pfizer participants. The condensed combined balance sheets at March 29, 2020 and December 31, 2019 reflect the pension plan assets and pension and postretirement plan obligations associated with the non-Upjohn Pfizer active plan participants and inactive members as follows:

•

The pension benefit obligations associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $654 million at March 29, 2020 and $667 million at December 31, 2019. The pension benefit obligations associated with inactive members in the Japan pension plan included in the condensed combined balance sheets are approximately $483 million at March 29, 2020 and $489 million at December 31, 2019. The pension benefit obligations associated with inactive members in the Puerto Rico pension plan included in the condensed combined balance sheets are approximately $689 million at March 29, 2020 and $654 million at December 31, 2019.

•

The pension benefit plan assets associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $681 million at March 29, 2020 and $701 million at December 31, 2019. The pension benefit plan assets associated with inactive members in the Japan pension plan included in the condensed combined balance sheets are approximately $554 million at March 29, 2020 and $560 million at December 31, 2019. The pension benefit plan assets associated with inactive members in the Puerto Rico pension plan included in the condensed combined balance sheets are approximately $448 million at March 29, 2020 and $468 million at December 31, 2019.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

•

The postretirement benefit obligations associated with non-Upjohn Pfizer active plan participants included in the condensed combined balance sheets are approximately $12 million at March 29, 2020 and $11 million at December 31, 2019. The postretirement benefit obligations associated with inactive members included in the condensed combined balance sheets are approximately $154 million at March 29, 2020 and $156 million at December 31, 2019.

Many of our employees participate in benefit plans sponsored by Pfizer. The condensed combined statements of income include the service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. The condensed combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are not sponsored by Upjohn. Service costs are recognized, as required, in Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate. The projected benefit obligation associated with direct Upjohn employees participating in plans sponsored by Pfizer that is not included in the condensed combined balance sheets but may be required by law in certain jurisdictions to transfer upon a separation of Upjohn from Pfizer was approximately $112 million at March 29, 2020. There are approximately $67 million of assets associated with these obligations at March 29, 2020.

A. Pension and Postretirement Plans

Pension expense/(income) associated with the U.S. and international locations is included in the condensed combined statements of income as follows:

•

For the three months ended March 29, 2020—approximately $13 million expense, reflecting approximately $11 million of net periodic pension expense (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $2 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. Included in net periodic pension expense for the first three months of 2020 is a settlement charge of approximately $14 million related to lump sum payouts to certain terminated plan participants in the Upjohn sponsored pension plan in Puerto Rico (see Note 4).

•

For the three months ended March 31, 2019—approximately $0.2 million expense, reflecting approximately $2.6 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $2.8 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

Postretirement expense/(income) associated with the U.S. and international locations is included in the condensed combined statements of income as follows:

•

For the three months ended March 29, 2020—approximately $1.6 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with the postretirement plan sponsored by Upjohn.

•

For the three months ended March 31, 2019—approximately $1.9 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with the postretirement plan sponsored by Upjohn.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Net Periodic Benefit Costs/(Credits)––Upjohn Sponsored Plans

The following table provides the components of net periodic benefit cost/(credit) for the Upjohn sponsored pension and postretirement plans:

	Three Months Ended
	Pension Plans		Postretirement Plan
(millions of dollars)	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Service cost	$3	$2	$1	$—
Interest cost	9	10	2	3
Expected return on plan assets	(18)	(17)	—	—
Amortization of:
Actuarial losses	4	3	—	—
Prior service credits	(1)	(1)	(4)	(5)
Settlements	14	—	—	—

Net periodic benefit cost/(credit) reported in Income	$11	$(3)	$(2)	$(2)

The following table provides the amounts contributed, and the amounts expected to be contributed during 2020, to the Upjohn sponsored pension and postretirement plans from general assets for the periods indicated:

(millions of dollars)	Pension Plans	Postretirement Plan
Contributions from our general assets for the three months ended March 29, 2020	$10	$4
Expected contributions from our general assets during 2020(a)	54	18

(a)

Contributions expected to be made for 2020 are inclusive of amounts contributed during the three months ended March 29, 2020. The contributions from general assets include direct employer benefit payments.

Note 13. Commitments and Contingencies

Upjohn is subject to numerous contingencies arising in the ordinary course of business, including but not limited to those discussed below. For a discussion of our tax contingencies, see Note 5B.

A. Legal Proceedings

Our non-tax contingencies can include, but are not limited to, the following:

•

Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. We are the plaintiff in many but not all of these actions. An adverse outcome in actions in which we are the plaintiff could result in loss of patent protection for a drug, a significant loss of revenues from that drug or impairment of the value of associated assets, and in some cases, liability where we are defendants for allegedly causing delay of generic entry.

•

Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

•	Commercial and other matters, which can include product-pricing claims, environmental claims and proceedings and employee litigation, can involve complexities that will vary from matter to matter.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to a multi-district litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings––Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Patent rights to certain of our products are being challenged in various jurisdictions throughout the world. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payers, governments or other parties are seeking damages from us for allegedly causing delay of generic entry. We also may be involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

existing products. We are also subject to patent litigation pursuant to which one or more third parties seeks damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products is found to infringe valid patent rights of a third party, such third party may be awarded significant damages, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold in the event that we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

Lyrica

•	Canada

In June 2014, Pharmascience Inc. commenced an action against Pfizer Canada Inc., Warner-Lambert Company and Warner-Lambert Company LLC (the Pfizer Canada Defendants) seeking damages in connection with an earlier unsuccessful patent litigation brought by the Pfizer Canada Defendants involving pregabalin. The case is in the discovery phase and a trial date has been set for the first quarter of 2021.

•	Japan

Sawai Pharmaceutical Company Limited (a Japanese generic company) (Sawai) filed an invalidation action against the Lyrica pain use patent in the Japanese Patent Office (JPO) in January 2017. Nissin Pharmaceutical Company Limited (Nissin) and Sandoz intervened and their arguments were considered with those of Sawai. Hexal AG has filed a separate invalidation action that has been stayed pending the result of the Sawai/Nissin case. Nippon Chemiphar and Teva have also subsequently been allowed to intervene in the case. In February 2019, the JPO issued an interim decision indicating the granted claims were potentially invalid. In July 2019, we submitted proposed claim amendments to the JPO to overcome the issues raised by the interim decision, as well as additional arguments supporting the validity of the patent. In November 2019, we received the third-party challengers’ rebuttal briefs and on February 13, 2020 we submitted our final reply brief to the JPO.

•	United Kingdom

In June 2014, Mylan N.V. (Mylan) filed an invalidity action against the Lyrica pain use patent in the High Court. In September 2014, Actavis UK Ltd (Actavis) also filed an invalidity action in the same court. In December 2014, we filed in the High Court an infringement action against Actavis requesting preliminary relief. Our request for preliminary relief was denied in a January 2015 hearing and the denial subsequently was confirmed on appeal.

In February 2015, the National Health Service (NHS) England was ordered by the High Court, as an intermediary, to issue guidance for prescribers and pharmacists directing the prescription and dispensing of Lyrica by brand when pregabalin was prescribed for the treatment of neuropathic pain. NHS Wales and NHS Northern Ireland also issued prescribing guidance. The guidance to prescribe and dispense Lyrica for neuropathic pain was withdrawn upon patent expiration in July 2017. The Mylan and Actavis invalidity actions were heard in the High Court at the same time as the Actavis infringement action. In September 2015, the High Court ruled that (i) Actavis had not infringed the pregabalin pain patent; (ii) certain patent claims directed generally to pain and neuropathic pain were not valid; and (iii) other patent claims for other types of neuropathic pain were valid. All parties appealed.

In October 2016, the Court of Appeal dismissed all appeals and affirmed the High Court’s decision. In March 2017, the Supreme Court of the United Kingdom granted Pfizer leave to appeal the Court of Appeal’s decision, and subsequently granted the generic companies leave to appeal as well. In November 2018, the Supreme Court issued its decision finding all claims relevant to the neuropathic pain indications were invalid.

We also filed infringement actions against Teva Pharmaceuticals Industries Ltd. (Teva) and Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s) in February 2015, seeking the same relief as in the action against Actavis. Dr. Reddy’s filed invalidity counterclaims. These actions were stayed pending the outcome of the Actavis and Mylan cases.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

In October 2015, after Sandoz launched a full label generic pregabalin product, we obtained from the High Court a preliminary injunction enjoining Sandoz from further sales of the product and ordering them to provide the identity of the parties holding the Sandoz product. After Sandoz advised that the parties were wholesaler AAH Pharmaceuticals Ltd and pharmacy chain Lloyds Pharmacy (supplied by AAH), we noticed these parties, requesting the cessation of further sales and the withdrawal of the Sandoz generic pregabalin product. In October 2015, after Lloyds was added to the Sandoz action as a respondent, we obtained a preliminary order from the High Court pursuant to which Lloyds was required to advise its pharmacists that the Sandoz generic pregabalin product should not be dispensed. In November 2015, the High Court confirmed the preliminary injunction against Sandoz and Lloyds. Upon agreement of the parties, in December 2015, the proceedings against Lloyds were terminated, and the proceedings against Sandoz were stayed pending outcome in the Actavis and Mylan cases. In December 2016, Sandoz sought to withdraw the preliminary injunction, however, in December 2016, the London High Court denied Sandoz’s request and the preliminary injunction remained in place until patent expiration in July 2017.

A2. Legal Proceedings—Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Effexor

Beginning in May 2011, actions, including purported class actions, were filed in various federal courts against Wyeth (a subsidiary of Pfizer) and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased, indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants’ allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR in the Orange Book, enforcing certain patents for Effexor XR and entering into a litigation settlement agreement with a generic drug manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey.

In October 2014, the District Court dismissed the direct purchaser plaintiffs’ claims based on the litigation settlement agreement, but declined to dismiss the other direct purchaser plaintiff claims. In January 2015, the District Court entered partial final judgments as to all settlement agreement claims, including those asserted by direct purchasers and end-payer plaintiffs, which plaintiffs appealed to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Lipitor

•	Antitrust Actions

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal courts against, among others, Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, Inc. (Ranbaxy) and certain affiliates of Ranbaxy. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

March 2010 until the cessation of the defendants’ allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a Multi-District Litigation (In re Lipitor Antitrust Litigation MDL-2332) in the U.S. District Court for the District of New Jersey.

In September 2013 and 2014, the District Court dismissed with prejudice the claims by direct purchasers. In October and November 2014, the District Court dismissed with prejudice the claims of all other Multi-District Litigation plaintiffs. All plaintiffs have appealed the District Court’s orders dismissing their claims with prejudice to the U.S. Court of Appeals for the Third Circuit. In addition, the direct purchaser class plaintiffs appealed the order denying their motion to amend the judgment and for leave to amend their complaint to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Also, in January 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy, among others, that asserts claims and seeks relief on behalf of the State of West Virginia and residents of that state that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

•	Personal Injury Actions

A number of individual and multi-plaintiff lawsuits have been filed against us in various federal and state courts alleging that the plaintiffs developed type 2 diabetes purportedly as a result of the ingestion of Lipitor. Plaintiffs seek compensatory and punitive damages.

In February 2014, the federal actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Lipitor (Atorvastatin Calcium) Marketing, Sales Practices and Products Liability Litigation (No. II) MDL-2502) in the U.S. District Court for the District of South Carolina. Since 2016, certain cases in the Multi-District Litigation were remanded to certain state courts. In January 2017, the District Court granted our motion for summary judgment, dismissing substantially all of the remaining cases pending in the Multi-District Litigation. In January 2017, the plaintiffs appealed the District Court’s decision to the U.S. Court of Appeals for the Fourth Circuit. In June 2018, the U.S. Court of Appeals for the Fourth Circuit affirmed the District Court’s decision.

Viagra

Since April 2016, a Multi-District Litigation has been pending in the U.S. District Court for the Northern District of California (In Re: Viagra (Sildenafil Citrate) Products Liability Litigation, MDL-2691), in which plaintiffs allege that they developed melanoma and/or the exacerbation of melanoma purportedly as a result of the ingestion of Viagra. Additional cases filed against Eli Lilly and Company (Lilly) with respect to Cialis have also been consolidated in the Multi-District Litigation (In re: Viagra (Sildenafil Citrate) and Cialis (Tadalafil) Products Liability Litigation, MDL-2691). In January 2020, the District Court granted our and Lilly’s motion to exclude all of plaintiffs’ general causation opinions. As a result, in April 2020, the District Court entered summary judgment in favor of defendants and dismissed all of plaintiffs’ claims.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

A3. Legal Proceedings—Commercial and Other Matters

Contracts with Iraqi Ministry of Health

In October 2017, a number of United States service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health, and seeks monetary relief. In July 2018, the U.S. Department of Justice requested documents related to this matter, which have been provided.

A4. Legal Proceedings—Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations. In addition, in a qui tam lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Phenytoin Sodium Capsules

In 2012, Pfizer sold the U.K. Marketing Authorisation for phenytoin sodium capsules to a third party, but retained the right to supply the finished product to that third party. In May 2013, the U.K. Competition & Markets Authority (CMA) informed us that it had launched an investigation into the supply of phenytoin sodium capsules in the U.K. market. In August 2015, the CMA issued a Statement of Objections alleging that Pfizer and Pfizer Limited, a U.K. subsidiary, engaged in conduct that violates U.K. and EU antitrust laws. In December 2016, the CMA imposed a £84.2 million fine on Pfizer and Pfizer Limited. Pfizer appealed the CMA decision to The Competition Appeal Tribunal (the Tribunal) in February 2017. On June 7, 2018, the Tribunal overturned the CMA decision as well as the associated fine. The CMA appealed the judgment to the Court of Appeal. In March 2020, the Court of Appeal affirmed the Tribunal’s decision.

Greenstone Investigations

•	U.S. Department of Justice Antitrust Division Investigation

Since July 2017, the U.S. Department of Justice’s Antitrust Division has been investigating our Greenstone generics business. We believe this is related to an ongoing broader antitrust investigation of the generic pharmaceutical industry. The government has been obtaining information from Greenstone.

•	State Attorneys General Generics Antitrust Litigation

In April 2018, Greenstone received requests for information from the Antitrust Department of the Connecticut Office of the Attorney General. In May 2019, Attorneys General of more than 40 states plus the District of Columbia and Puerto Rico filed a complaint against a number of pharmaceutical companies, including Greenstone and Pfizer. The matter has been consolidated with a Multi-District Litigation (In re: Generic Pharmaceuticals Pricing Antitrust Litigation MDL No. 2724) in the Eastern District of Pennsylvania. As to Greenstone and Pfizer, the complaint alleges anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws. In June 2020, the State Attorneys General filed a new complaint against a large number of companies, including Greenstone and Pfizer, making similar allegations, but concerning a new set of drugs. This complaint will be transferred to the Multi-District Litigation.

Contracts with Iraqi Ministry of Health

For information regarding U.S. government investigations related to contracts with the Iraqi Ministry of Health, see Note 13A3.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to or following the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we may be required to reimburse the loss. These indemnifications are generally subject to various restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of March 29, 2020, recorded amounts for the estimated fair value of these indemnifications are not significant.

Note 14. Segment, Geographic and Revenue Information

A. Segment Information

We manage our commercial operations through three distinct business segments: Developed Markets; Greater China; and Emerging Markets. The operating segments are each led by a single manager. Each operating segment has responsibility for its commercial activities.

We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Operating Segments

•	Developed Markets consists of the U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand.

•	Greater China consists of China, Hong Kong, Macau and Taiwan.

•	Emerging Markets consists of Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East.

Our chief operating decision maker uses the revenues and earnings of the three operating segments, among other factors, for performance evaluation and resource allocation.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs, if any, associated with the following:

•	RDM costs managed by the Upjohn R&D organization as well as costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

•

Corporate and other unallocated costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance, and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs (such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with our manufacturing, which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment (such as all strategy, business development, portfolio management and valuation capabilities, which previously had been reported in various parts of the organization) as business unit (segment) management does not manage these costs.

•

Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition-related costs, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the combined company; and (iii) certain

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items can include, but are not limited to, non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets

We manage our assets on a total company basis, not by operating segment. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $16.2 billion as of March 29, 2020 and $16.4 billion as of December 31, 2019.

Selected Income Statement Information

The following table provides selected income statement information by reportable segment:

	Revenues		Earnings(a)
	Three Months Ended		Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Reportable Segments:
Developed Markets	$1,127	$2,006	$694	$1,519
Greater China	481	811	383	662
Emerging Markets	253	253	164	172

Total reportable segments	1,861	3,071	1,241	2,353
Other business activities(b)	—	—	(53)	(55)
Reconciling Items:	—	—
Corporate and other unallocated(c)	—	—	(246)	(264)
Purchase accounting adjustments(c)	—	—	(36)	(38)
Certain significant items(c), (d)	—	—	(21)	(6)

	$1,861	$3,071	$885	$1,991

(a)	Income before provision for taxes on income.
(b)

Other business activities include the (i) allocation of costs managed by the Upjohn R&D organization, primarily for existing brand innovation; and (ii) allocation of costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

(c)	For a description, see the “Other Costs and Business Activities” section above.
(d)

Certain significant items are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis.

For Earnings in the first three months of 2020, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $19 million (of which $18 million is direct)–see Note 3; and (ii) other charges of $2 million, which primarily includes unrealized losses on investments allocated from Pfizer of $1 million and net charges for certain legal matters of $1 million–see Note 4.

For Earnings in the first three months of 2019, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $15 million (of which $6 million is direct)–see Note 3; and (ii) other income of $9 million, which primarily includes in Other (income)/deductions–net income of $6 million for a reversal of a legal accrual where a loss was no longer deemed probable net of charges for certain legal matters; net gains on investments allocated from Pfizer of $7 million; and costs associated with certain initiatives in international jurisdictions of $4 million–see Note 4.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The operating segment information does not purport to represent the revenues, costs and income before provision for taxes on income that each of our operating segments would have recorded had each segment operated as a standalone company during the periods presented.

B. Other Revenue Information

Revenues by Major Product and by Segment

The following table provides significant revenues by major product:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Lipitor	$406	$624
Lyrica	345	1,174
Norvasc	194	302
Celebrex	155	176
Viagra	128	153
Effexor	78	77
Zoloft	78	69
Xalatan/Xalacom	61	62
Xanax	46	37
Revatio	18	44
Greenstone(a)	133	125
Other	219	228

Total revenues	$1,861	$3,071

(a)

Includes revenues of approximately $52 million in the first three months of 2020 and $44 million in the first three months of 2019 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, we make a profit-sharing payment to Allergan.

The following table provides significant revenues by major product by segment:

	Three Months Ended March 29, 2020
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lipitor	$117	$226	$63	$406
Lyrica	299	16	30	345
Norvasc	64	103	26	194
Celebrex	93	39	23	155
Viagra	64	47	17	128
Effexor	62	8	8	78
Zoloft	41	21	17	78
Xalatan/Xalacom	49	2	11	61
Xanax	35	1	10	46
Revatio	15	2	2	18
Greenstone	133	—	—	133
Other	156	16	48	219

Total revenues	$1,127	$481	$253	$1,861

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The following table provides significant revenues by major product by segment:

	Three Months Ended March 31, 2019
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lipitor	$123	$438	$62	$624
Lyrica	1,127	16	31	1,174
Norvasc	77	200	25	302
Celebrex	96	47	33	176
Viagra	83	54	16	153
Effexor	58	12	8	77
Zoloft	36	20	13	69
Xalatan/Xalacom	50	2	10	62
Xanax	25	1	11	37
Revatio	41	2	1	44
Greenstone	125	—	—	125
Other	164	19	44	228

Total revenues	$2,006	$811	$253	$3,071

Note 15. Related Party Transactions

These condensed combined financial statements include related party transactions, such as sales to Pfizer, the costs of goods manufactured in manufacturing plants that were shared with other Pfizer business units and other operating activities between Pfizer and Upjohn.

Substantially all balances from transactions among Upjohn and Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the condensed combined balance sheets. At March 29, 2020 and December 31, 2019, included in Other current assets are related party receivables from Pfizer of $9 million and $4 million, respectively, related to an employee secondment agreement and related intercompany lease agreement at our Tuas, Singapore manufacturing site described below (see Note 10A). Included in Other noncurrent liabilities at March 29, 2020 and December 31, 2019 is a related party payable to Pfizer of $1 million related to a transfer agreement for certain manufacturing assets (see Note 11B). All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the condensed combined balance sheets, for all periods presented, and represent the net of amounts settled without payment (to)/from Pfizer. Such amounts are reflected in the condensed combined statements of cash flows based on the cash flows made by Pfizer on behalf of Upjohn, with the offset reflected in Net financing activities with Pfizer in the financing section.

Pfizer uses a centralized approach to cash management and financing its operations. During the periods covered by these condensed combined financial statements, excess cash receipts were remitted to Pfizer on a regular basis and are reflected within Business unit equity in the condensed combined financial statements. Similarly, Upjohn cash disbursements were predominantly funded through Pfizer’s cash accounts and are reflected within Business unit equity in the condensed combined financial statements.

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our condensed combined financial statements reflect an allocation of these costs (see Note 1B). Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as an independent standalone company during the periods presented.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Pfizer and Viatris (see Note 1A) will enter into certain additional agreements that will govern certain arrangements between them following the consummation of the transaction relating to, among other things, tax matters, employee matters, intellectual property matters, transition services and manufacturing and supply arrangements. Such agreements are generally expected to become effective upon the consummation of the planned combination of Upjohn and Mylan.

Intercompany Leases and Agreement with Pfizer—Effective May 27, 2019, Upjohn entered into operating leases with a subsidiary of Pfizer (lessee) to lease its manufacturing plant and equipment in Singapore to Pfizer. The leases are for five years but the lessee may terminate or extend the term upon agreement without penalty. The lease payment includes variable payments for property tax and plant insurance. The residual value of the underlying assets was calculated using the depreciation and book value included in the lease contract terms. To manage the risk of the residual assets, plant insurance is included in the lease payments.

We had the following lease income related to these operating leases with Pfizer, which is included in Other (income)/deductions—net (see Note 4):

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Buildings	$4	$—
Machinery and equipment	9	—

Total lease income from Pfizer	$12	$—

The carrying value associated with the leased assets was $304 million as of March 29, 2020 inclusive of accumulated depreciation of $370 million. The carrying value associated with the leased assets was $308 million as of December 31, 2019 inclusive of accumulated depreciation of $360 million.

The undiscounted cash flows we expect to receive from Pfizer under these operating leases are as follows:

(millions of dollars)
Period	Expected Undiscounted Cash Inflows
Next one year(a)	$45
1-2 years	45
2-3 years	45
3-4 years	45
4-5 years	11

Total lease payments	$192

(a)	Reflects lease payments due within 12 months subsequent to the March 29, 2020 balance sheet date.

Also, in connection with the property and equipment lease agreements in Singapore, Pfizer and Upjohn entered into an employee secondment agreement whereby certain Upjohn employees carry out the Pfizer manufacturing operations at the leased site, and in return Pfizer reimburses Upjohn for the costs, primarily salaries, of those employees (see above for the receivable due from Pfizer related to this agreement). The service agreement is for a term of five years but, subject to the terms of the agreement, can be terminated or extended upon agreement without penalty.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Net Transfers—Pfizer—Net transfers (to)/from Pfizer are included within Total Equity.

The components of Net transfers—Pfizer on the condensed combined statements of equity are as follows:

	Three Months Ended
(millions of dollars)	March 29, 2020	March 31, 2019
Centralized cash management(a)	$(1,083)	$(1,829)
Pfizer cost allocations(b)	214	233
Cash taxes paid(c)	64	238
Defined benefit plans transferred from Pfizer(d)	(2)	—

Net transfers—Pfizer(e)	$(807)	$(1,359)

(a)

Includes net cash remitted to Pfizer under Pfizer’s centralized cash management system. The Upjohn Business participates in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are predominantly funded as needed by Pfizer.

(b)	Reflects allocations of costs for certain support functions that were provided to Upjohn on a centralized basis within Pfizer (see Note 1B).
(c)	Includes taxes deemed paid by Pfizer on behalf of Upjohn, which were derived as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.
(d)	Represents newly formed Upjohn defined benefit plans for participants who previously participated in defined benefit plans sponsored by Pfizer (see Note 12).
(e)	As presented on the condensed combined statements of equity for the three months ended March 29, 2020 and March 31, 2019.

Note 16. Subsequent Events

Upjohn has evaluated subsequent events from the balance sheet date through June 12, 2020, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pfizer Inc.:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Upjohn (a business unit of Pfizer Inc.) (the Company) as of December 31, 2019 and 2018, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

New York, New York

March 20, 2020

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Revenues	$10,244	$12,431	$13,359
Costs and expenses:
Cost of sales(a)	1,713	2,003	2,036
Selling, informational and administrative expenses(a)	2,252	2,568	2,771
Research and development expenses(a)	279	308	343
Amortization of intangible assets	148	157	166
Restructuring charges/(credits)	159	39	(80)
Other (income)/deductions—net	362	300	288

Income before provision/(benefit) for taxes on income	5,331	7,056	7,835
Provision/(benefit) for taxes on income	409	925	(2,366)

Net income before allocation to noncontrolling interests	4,922	6,131	10,201
Less: Net income attributable to noncontrolling interests	5	3	3

Net income attributable to Upjohn	$4,917	$6,128	$10,199

(a)	Excludes amortization of intangible assets, except as disclosed in Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Net income before allocation to noncontrolling interests	$4,922	$6,131	$10,201

Foreign currency translation adjustments	(14)	(166)	214

Benefit plans: actuarial gains/(losses), net	(14)	(30)	74
Reclassification adjustments related to amortization	13	17	49
Reclassification adjustments related to curtailments and settlements	14	3	4
Other	(6)	3	(2)

	7	(6)	125

Benefit plans: prior service (costs)/credits and other, net	(2)	(5)	—
Reclassification adjustments related to amortization	(22)	(25)	(25)
Reclassification adjustments related to curtailments, net	(19)	(1)	(1)
Other	1	—	—

	(42)	(31)	(25)

Other comprehensive income/(loss), before tax	(49)	(203)	314

Tax provision/(benefit) on other comprehensive income/(loss)(a)	—	(11)	27

Other comprehensive income/(loss) before allocation to noncontrolling interests	(49)	(192)	286

Comprehensive income before allocation to noncontrolling interests	4,873	5,939	10,488
Less: Comprehensive income attributable to noncontrolling interests	3	1	4

Comprehensive income attributable to Upjohn	$4,870	$5,937	$10,484

(a)	See Note 7E. Tax Matters: Tax Provision/(Benefit) on Other Comprehensive Income/(Loss).

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED BALANCE SHEETS

(millions of dollars)	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	$184	$—
Trade accounts receivable, less allowance for doubtful accounts: 2019—$40; 2018—$47	1,946	2,353
Inventories	1,155	1,235
Current tax assets	628	971
Other current assets	261	256

Total current assets	4,173	4,815
Property, plant and equipment, less accumulated depreciation	999	952
Identifiable intangible assets, less accumulated amortization	1,434	1,583
Goodwill	8,709	8,735
Noncurrent deferred tax assets and other noncurrent tax assets	651	577
Other noncurrent assets	399	312

Total assets	$16,366	$16,975

Liabilities and Equity
Trade accounts payable	$426	$656
Income taxes payable	371	323
Accrued compensation and related items	335	332
Other current liabilities	2,125	2,460

Total current liabilities	3,257	3,771
Pension benefit obligations, net	306	248
Postretirement benefit obligations, net	198	251
Noncurrent deferred tax liabilities	38	56
Other taxes payable	4,623	5,249
Other noncurrent liabilities	426	407

Total liabilities	8,849	9,982

Commitments and Contingencies
Business unit equity	8,224	7,653
Accumulated other comprehensive loss	(707)	(660)

Total equity	7,517	6,992

Total liabilities and equity	$16,366	$16,975

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF EQUITY

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/ (Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, January 1, 2017	$3,954	$(755)	$3,198	$—	$3,198
Net income	10,199		10,199	3	10,201
Other comprehensive income/(loss), net of tax		286	286	1	286
Share-based payment transactions	103		103		103
Net transfers between Pfizer and noncontrolling interests				(4)	(4)
Net transfers—Pfizer(a)	(7,259)		(7,259)		(7,259)

Balance, December 31, 2017	6,996	(470)	6,526	—	6,526
Net income	6,128		6,128	3	6,131
Other comprehensive income/(loss), net of tax		(191)	(191)	(1)	(192)
Share-based payment transactions	104		104		104
Net transfers between Pfizer and noncontrolling interests				(1)	(1)
Net transfers—Pfizer(a), (b)	(5,576)		(5,576)		(5,576)

Balance, December 31, 2018	7,653	(660)	6,992	—	6,992
Net income	4,917		4,917	5	4,922
Other comprehensive income/(loss), net of tax		(47)	(47)	(2)	(49)
Share-based payment transactions	76		76		76
Net transfers between Pfizer and noncontrolling interests				(3)	(3)
Net transfers—Pfizer(a)	(4,421)		(4,421)		(4,421)

Balance, December 31, 2019	$8,224	$(707)	$7,517	$—	$7,517

(a)	See Note 19. Related Party Transactions for the major components of Net transfers—Pfizer.
(b)	Includes a net decrease of $3 million to Business unit equity for the cumulative effect of the adoption at the beginning of 2018 of new accounting standards for revenues and income tax accounting.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Operating Activities
Net income before allocation to noncontrolling interests	$4,922	$6,131	$10,201
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	311	353	375
Asset write-offs and related charges	17	3	5
Tax Cuts and Jobs Act (TCJA) impact(a)	(67)	(49)	(4,988)
Deferred taxes	(36)	47	840
Share-based compensation expense	76	104	103
Benefit plan contributions in excess of expense/income	(91)	(56)	(17)
Other adjustments, net	(100)	41	17
Other changes in assets and liabilities:
Trade accounts receivable	408	(158)	241
Inventories	74	(310)	232
Other assets	(53)	63	(147)
Trade accounts payable	(241)	38	(145)
Other liabilities	(273)	(481)	265
Other tax accounts, net	(227)	(7)	414

Net cash provided by operating activities	4,720	5,721	7,397

Investing Activities
Purchases of property, plant and equipment	(104)	(57)	(50)
Acquisitions of intangible assets	—	(2)	—
Other investing activities, net(b)	6	—	—

Net cash used in investing activities	(98)	(59)	(50)

Financing Activities
Net financing activities with Pfizer	(4,438)	(5,662)	(7,350)

Net cash used in financing activities	(4,438)	(5,662)	(7,350)

Effect of exchange-rate changes on cash and cash equivalents	(1)	—	—

Net increase/(decrease) in cash and cash equivalents	184	—	(2)
Cash and cash equivalents, beginning	—	—	2

Cash and cash equivalents, end	$184	$—	$—

Supplemental Cash Flow Information
Cash paid during the period for:
Income taxes	$1,076	$1,252	$1,216
Interest	—	—	—

(a)

As a result of the enactment of the Tax Cuts and Jobs Act (TCJA) in December 2017, Provision/(benefit) for taxes on income (i) for the year ended December 31, 2017, was favorably impacted by approximately $5.0 billion, primarily reflecting the remeasurement of U.S. deferred tax liabilities, which includes the repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries; (ii) for the year ended December 31, 2018, was favorably impacted by approximately $49 million, primarily related to certain tax initiatives associated with the TCJA, as well as favorable adjustments to the provisional estimates of the legislation; and (iii) for the year ended December 31, 2019, was favorably impacted by approximately $67 million, primarily as a result of additional guidance issued by the U.S. Department of Treasury. See Note 7A. Tax Matters: Taxes on Income for additional information.

(b)

Includes an allocation of insurance recoveries of $8.6 million for property damage related to Hurricane Maria. The remaining allocation of insurance recoveries of $22.0 million related to Hurricane Maria is included in cash provided by operating activities. See Note 6. Other (Income)/Deductions—Net for additional information.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Business Description

Upjohn (collectively, Upjohn, the Upjohn Business, the business, the company, we, us and our) is a business unit of Pfizer Inc. (Pfizer). We are a China-based global pharmaceutical company with a portfolio of well-established, primarily off-patent branded and generic medicines, including Lyrica, Lipitor, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone. Our pharmaceutical products are used to treat non-communicable diseases (NCDs). We commercialize, manufacture and develop pharmaceutical products across a broad range of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The accompanying combined financial statements include the accounts of all operations that comprise the Upjohn operations of Pfizer.

Our business and the pharmaceutical industry are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, we manage our commercial operations through three geographic regions: Developed Markets, Greater China and Emerging Markets. For additional information about this operating structure, see Note 18A.

Our revenues are derived from the sale of our pharmaceutical products in approximately 120 countries around the world. The majority of our revenue is generated in the U.S., China and Japan. We sell our products to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers.

Around the world, Upjohn manufacturing of active pharmaceutical ingredients and finished dosage forms is performed by a combination of internal and external manufacturing operations. We have eight manufacturing facilities located in Puerto Rico, Singapore, China, Ireland, Turkey, Egypt and Algeria. In 2019, we manufactured about 85% of the volume of active pharmaceutical ingredients for our pharmaceutical products, with the remainder of our active pharmaceutical ingredients manufactured by Pfizer or by third-party partners.

We have developed end-to-end experience across the total product life cycle, which includes global regulatory licensing, launch, growth and post-approval lifecycle management. Our research, development and medical platform seeks to maximize the impact of our existing product portfolio by examining whether there is an opportunity for new indications, label extensions, product formulations, and market registrations for our products. We also use our platform to determine whether there is an opportunity to integrate new products into our portfolio.

On July 29, 2019, Pfizer announced it had entered into a definitive agreement to combine Upjohn with Mylan N.V. (Mylan), creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, Upjohn is expected to be spun-off or split-off to Pfizer’s shareholders and, immediately thereafter, combined with Mylan. Pfizer shareholders would own 57% of the combined new company, and former Mylan shareholders would own 43%. Upjohn will issue $12 billion of debt in connection with its separation from Pfizer, and the new company will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to the new company. The transaction is generally expected to be tax free to Pfizer and Pfizer shareholders and is expected to close mid-2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals.

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (Meridian), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of the Mylan-Japan collaboration for generic drugs in Japan (Mylan-Japan collaboration) to Viatris following the completion of the proposed

NOTES TO COMBINED FINANCIAL STATEMENTS

combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in these combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

Note 2. Basis of Presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and present the combined balance sheets of Upjohn as of December 31, 2019 and 2018 and the related combined statements of income, comprehensive income, equity and cash flows of Upjohn for each of the years in the three-year period ended December 31, 2019. For operations outside the U.S., the combined financial information is included as of and for the fiscal year ended November 30 for each year presented. All significant intercompany balances and transactions among the legal entities that comprise Upjohn have been eliminated. Balances due from or due to Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the combined balance sheets. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the combined balance sheets and represent the net of amounts settled without payment (to)/from Pfizer. For additional information about balances and transactions among Upjohn and Pfizer, see Note 19.

Certain amounts in the combined financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn business of Pfizer. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to Upjohn on a centralized basis within Pfizer are now, beginning in 2019, incurred directly by Upjohn.

These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had we operated as an independent standalone company during the periods presented.

•

The combined statements of income for 2018 and 2017 include allocations of certain non-product commercial costs managed by Pfizer’s commercial organization. These allocations are based on proportional allocation methods (e.g., using third-party sales) as well as certain cost metrics, depending on the nature of the costs, where not specifically identified. In 2019, there were no similar non-product commercial costs to be allocated in the Upjohn combined statement of income as these costs are, beginning in 2019, incurred directly by Upjohn.

•

The combined statements of income for 2018 and 2017 include allocations from certain support functions (Enabling Functions) that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, insurance, public affairs and procurement, among others. Prior to 2019, Pfizer did not routinely allocate these costs to any of its business units. The combined statement of income for 2019 includes a combination of allocations to Upjohn and limited directly incurred costs for such Enabling Functions. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

NOTES TO COMBINED FINANCIAL STATEMENTS

•

The combined statements of income for 2018 and 2017 include allocations of certain manufacturing and supply costs incurred by manufacturing plants that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group (collectively, PGS). These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Prior to 2019, Pfizer did not routinely allocate these costs to any of its business units. The combined statement of income for 2019 includes such costs directly incurred by the Upjohn Global Supply network for manufacturing facilities, external supply, and logistics and support as well as allocations of costs incurred by manufacturing plants that are shared with other Pfizer business units and centralized PGS costs that Pfizer did not routinely allocate to its business units. Where used, allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as Upjohn identified manufacturing costs, depending on the nature of the costs.

•

The combined statements of income include allocations of certain research, development and medical (RDM) expenses managed by Pfizer’s research and development (R&D) organization. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, our estimates of the costs incurred in connection with the R&D activities associated with Upjohn.

•

The combined statements of income also include allocations from Enabling Functions and PGS for restructuring charges and additional depreciation associated with asset restructuring and implementation costs. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with cost-reduction/productivity initiatives, see Note 5.

•

The combined statements of income include allocations of pension and postretirement service costs that have been deemed attributable to Upjohn operations. For information about allocations of pension and postretirement costs, see Note 15.

•

The combined statements of income include allocations of other corporate and commercial costs, which can include, but are not limited to, certain compensation items, such as share-based compensation expense and certain fringe benefit expenses maintained on a centralized basis within Pfizer, as well as Pfizer hedging activity on intercompany inventory. Pfizer does not routinely allocate these costs to any of its business units. For information about allocations of share-based payments, see Note 16. The combined statements of income for 2018 and 2017 also include allocations of other corporate and commercial costs for certain strategy, business development, portfolio management and valuation capabilities, which previously had been reported in various parts of the organization, as prior to 2019 Pfizer did not routinely allocate these costs to any of its business units. For these costs, the combined statement of income for 2019 includes a combination of allocations to Upjohn and directly incurred costs. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The combined statements of income include allocations of purchase accounting impacts resulting from business combinations. These impacts are primarily associated with the Upjohn related assets acquired as part of Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, and primarily include amortization related to the increase in fair value of the acquired finite-lived intangible assets. Upjohn did not enter into any business combinations during the periods covered by these combined financial statements.

•

The combined balance sheets reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or are directly attributable to Upjohn and its operations. Cash from Upjohn operations in subsidiaries that are not completely Upjohn dedicated is not included in the combined balance sheets

NOTES TO COMBINED FINANCIAL STATEMENTS

since this cash is swept into Pfizer’s centralized cash management system. We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Accordingly, the Upjohn cash balance at December 31, 2019 and 2018 is not representative of an independent company and could be significantly different at another point in time.

•	For benefit plans, the combined balance sheets only include the assets and liabilities of benefit plans sponsored by Upjohn—see Note 15.

•

The combined financial statements do not include allocations of Pfizer corporate debt as none is specifically related to our operations. The combined statements of income include an allocation of Pfizer interest-related expenses, including the effect of hedging activities associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments—see Note 6. We participate in Pfizer’s centralized hedging and offsetting programs. As such, in the combined statements of income, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with Upjohn operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Upjohn and its operations and that the combined statements of income reflect all costs of the Upjohn Business of Pfizer.

The allocated expenses from Pfizer primarily include:

•

Commercial non-product costs—approximately $500 million in 2018 and $582 million in 2017 ($24 million deduction and $19 million deduction in Revenues; $5 million and $2 million in Cost of sales; $317 million and $415 million in Selling, informational and administrative expenses; $148 million and $148 million in Research and development expenses; $0.1 million and $0.2 million in Amortization of intangible assets; and $7 million and $2 million income in Other (income)/ deductions—net). The combined statement of income for 2019 includes all commercial costs identified with Upjohn.

•

Enabling functions operating expenses—approximately $620 million in 2019, $678 million in 2018 and $738 million in 2017 ($1 million income, $1 million income and $7 million income in Cost of sales; $617 million, $630 million and $695 million in Selling, informational and administrative expenses; and $3 million, $49 million and $50 million in Research and development expenses).

•

PGS manufacturing costs—approximately $96 million in 2019, $124 million in 2018 and $114 million in 2017 ($96 million, $122 million and $112 million in Cost of sales; $0.1 million income, $1 million and $3 million in Selling, informational and administrative expenses; and $0.2 million, $0.4 million and $0.1 million income in Research and development expenses).

•

Research, development and medical expenses—approximately $14 million in 2019, $56 million in 2018 and $63 million in 2017 ($9 million, $41 million and $42 million in Selling, informational and administrative expenses; and $5 million, $14 million and $21 million in Research and development expenses).

•	Restructuring charges—approximately $16 million in 2019, $56 million in 2018 and $1 million in 2017 (all included in Restructuring charges/(credits)).

•

Other costs associated with cost-reduction/productivity initiatives—additional depreciation associated with asset restructuring—approximately $1 million in 2019, $13 million in 2018 and $17 million in 2017 (all included in Cost of sales).

NOTES TO COMBINED FINANCIAL STATEMENTS

•

Other costs associated with cost-reduction/productivity initiatives—implementation costs—approximately $28 million in 2019, $35 million in 2018 and $41 million in 2017 ($14 million, $19 million and $25 million in Cost of sales; $11 million, $15 million and $16 million in Selling, informational and administrative expenses; and $2 million, $0.5 million and $0.6 million in Research and development expenses).

•

Fringe benefit expenses—approximately $2 million income in 2019, $14 million income in 2018 and $0.5 million income in 2017 (primarily $0.3 million income, $2 million income and $0.1 million income in Cost of sales; $1 million income, $12 million income and $0.4 million income in Selling, informational and administrative expenses; and negligible, $0.2 million income and negligible in Research and development expenses).

•

Share-based compensation expense—approximately $76 million in 2019, $104 million in 2018 and $103 million in 2017 ($7 million, $9 million and $9 million in Cost of sales; $56 million, $74 million and $75 million in Selling, informational and administrative expenses; and $12 million, $22 million and $20 million in Research and development expenses).

•

Other (income)/deductions-net—approximately $200 million in 2019, $279 million in 2018 and $163 million in 2017. Amounts primarily include an allocation of net interest expense of approximately $288 million in 2019, $252 million in 2018 and $259 million in 2017, reflecting an allocation for interest-related expenses, including the effect of hedging activities, associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments. In 2019, the amount also includes, among other things, an allocation of a gain associated with the disposal of a shared facility with Pfizer of $10 million, as well as an allocation of income from insurance recoveries of $31 million related to Hurricane Maria. In 2018, the amount also includes, among other things, an allocation of a gain associated with the disposal of a shared facility with Pfizer of $14 million. In 2017, the amount also includes, among other things, an allocation of benefits relating to certain initiatives in international jurisdictions of $84 million income—see Note 6.

•

Other corporate and commercial costs—approximately $42 million in 2019, $69 million in 2018 and $131 million in 2017 ($35 million income, $3 million income and $95 million in Cost of sales; $62 million, $64 million and $36 million in Selling, informational and administrative expenses; and $15 million, $8 million and $0.4 million income in Research and development expenses).

The income tax provision/(benefit) in the combined statements of income has been calculated as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.

Note 3. Significant Accounting Policies

A. Adoption of New Accounting Standard

Leases—On January 1, 2019, we adopted a new accounting standard for leases and changed our lease policies accordingly. Under the new standard, the most significant change is the requirement of balance sheet recognition of right of use (ROU) assets and lease liabilities by lessees for those leases classified as operating leases. We adopted the new accounting standard utilizing the modified retrospective method using a simplified transition approach, and, therefore, no adjustments were made to our prior period financial statements. We have elected the package of practical expedients for transition which are permitted in the new standard. Accordingly, we did not reassess whether (i) any expired or existing contracts are or contain leases under the new standard, (ii) classification of leases as operating leases or capital leases would be different under the new standard, or (iii) any initial direct costs would have met the definition of initial direct costs under the new standard. Additionally, we did not elect to use hindsight in determining the lease term for existing leases as of January 1, 2019. We recorded noncurrent ROU assets of $21 million and current and noncurrent operating lease liabilities of $21 million as of January 1, 2019.

NOTES TO COMBINED FINANCIAL STATEMENTS

Adopting the standard related to leases impacted our prior period combined balance sheet as follows:

(millions of dollars)	As Previously Reported Balance at December 31, 2018	Effect of Change Higher/(Lower)	Balance at January 1, 2019
Other noncurrent assets	$312	$21	$333
Other current liabilities	2,460	5	2,464
Other noncurrent liabilities	407	17	424

Adoption of the standard related to leases did not have a material impact on our combined statement of income or combined statement of cash flows for the year ended December 31, 2019. For additional information, see Note 3S.

B. Estimates and Assumptions

In preparing the combined financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our combined financial statements. For example, in the combined statements of income, in addition to estimates used in determining the allocations of costs and expenses from Pfizer, estimates are used when accounting for deductions from revenues (such as rebates, sales allowances and sales returns), determining the cost of inventory that is sold, allocating cost in the form of depreciation and amortization and estimating restructuring charges and the impact of contingencies. On the combined balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, inventories, deferred tax assets, fixed assets, goodwill and other identifiable intangible assets and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, accruals for contingencies, rebates, sales allowances and sales returns, and restructuring reserves, all of which also impact the combined statements of income.

Our estimates are often based on complex judgments and assumptions that we believe to be reasonable but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ materially from estimated amounts, such as changes in demand for our products, competition, litigation, legislation and regulations. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our combined financial statements on a prospective basis unless they are required to be treated retrospectively under relevant accounting standards. It is possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

For information on estimates and assumptions in connection with legislation commonly referred to as TCJA, see Note 7A.

C. Acquisitions

Our combined financial statements include the operations of acquired businesses after completion of the acquisitions. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values

NOTES TO COMBINED FINANCIAL STATEMENTS

as of the acquisition date and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business, as defined in U.S. GAAP, no goodwill is recognized and any acquired IPR&D is expensed. We did not complete any acquisitions during the periods covered by these combined financial statements.

Amounts recorded in connection with an acquisition can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

D. Fair Value

Certain assets and liabilities are required to be measured at fair value, either upon initial recognition or for subsequent accounting or reporting. For example, we use fair value extensively in the initial recognition of net assets acquired in a business combination, when measuring certain impairment losses and when accounting for and reporting of certain financial instruments. Fair value is estimated using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of non-financial assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following techniques:

•	Income approach, which is based on the present value of a future stream of net cash flows.

•	Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.

These fair value methodologies depend on the following types of inputs:

•	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).

•

Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or inputs other than quoted prices that are directly or indirectly observable, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (Level 2 inputs).

•	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

E. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect at the balance sheet date and we translate functional currency income and expense amounts to their

NOTES TO COMBINED FINANCIAL STATEMENTS

U.S. dollar equivalents at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in Other comprehensive income/ (loss). The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in Other (income)/deductions—net. For operations in highly inflationary economies, we translate monetary items at rates in effect as of the balance sheet date, with translation adjustments recorded in Other (income)/deductions—net, and we translate non-monetary items at historical rates.

F. Revenues and Trade Accounts Receivable

We recorded direct product sales of more than $1 billion for each of two products in 2019 and three products in 2018 and 2017. In the aggregate, these direct product sales represent 52% of our revenues in 2019, 65% of our revenues in 2018 and 61% of our revenues in 2017. These direct product sales are primarily in the Developed Markets and Greater China operating segments. For additional information, see Note 18C. The loss or expiration of intellectual property rights can have a significant adverse effect on our revenues as our contracts with customers will generally be at lower selling prices due to added competition and we generally provide for higher sales returns during the period in which individual markets begin to near the loss or expiration of intellectual property rights. We sell pharmaceutical products after patent expiration and, in limited cases, under patent worldwide.

Revenue Recognition—We record revenues from product sales when there is a transfer of control of the product from us to the customer. We determine transfer of control based on when the product is shipped or delivered and title passes to the customer.

•	Customers—Our products are sold principally to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers.

Our products that our patients ultimately use are generally covered under governmental programs, managed care programs and insurance programs, including those managed through pharmacy benefit managers, and are subject to sales allowances and/or rebates payable directly to those programs. Those sales allowances and rebates are generally negotiated, but government programs may have legislated amounts by type of product (e.g., patented or unpatented).

•

Our Sales Contracts—Sales on credit are typically under short-term contracts. Collections are based on market payment cycles common in various markets, with shorter cycles in the U.S. Sales are adjusted for sales allowances, chargebacks, rebates, sales returns and cash discounts. Sales returns occur due to product recalls or a changing competitive environment.

•

Deductions from Revenues—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents sales allowances, chargebacks, rebates, and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

Specifically:

•

In the U.S., we sell our products to distributors and hospitals under our sales contracts. However, we also have contracts with managed care or pharmacy benefit managers and legislatively mandated contracts with the federal and state governments under which we provide rebates to them based on medicines utilized by the customers they cover. We record provisions for Medicare, Medicaid, and performance-based contract pharmaceutical rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period’s sales to determine the rebate accrual and related expense. This experience ratio is evaluated

NOTES TO COMBINED FINANCIAL STATEMENTS

regularly to ensure that the historical trends are as current as practicable. We estimate discounts on branded prescription drug sales to Medicare Part D participants in the Medicare “coverage gap” based on the historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the discount in the coverage gap. We evaluate this estimate regularly to ensure that the historical trends and future expectations are as current as practicable. For performance-based contract rebates, we also consider current contract terms, such as changes in formulary status and rebate rates.

•

Outside the U.S., the majority of our pharmaceutical sales allowances are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period, which reduces the risk of variations in the estimation process. In certain European countries, rebates are calculated on the government’s total unbudgeted pharmaceutical spending or on specific product sales thresholds and we apply an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals.

•

Provisions for pharmaceutical chargebacks (primarily reimbursements to U.S. wholesalers for honoring contracted prices to third parties) closely approximate actual amounts incurred, as we settle these deductions generally within two to five weeks of incurring the liability.

•

Provisions for sales returns are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; historical returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

•

We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs to predict customer behavior.

Our accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts totaled $1.6 billion as of December 31, 2019 and $2.2 billion as of December 31, 2018.

The following table provides information about the balance sheet classification of these accruals:

(millions of dollars)	December 31, 2019	December 31, 2018
Reserve against Trade accounts receivable, less allowance for doubtful accounts	$435	$594
Other current liabilities:
Rebate accruals(a)	737	1,309
Other accruals	224	172
Other noncurrent liabilities	217	159

Total accrued rebates and other accruals	$1,614	$2,234

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

NOTES TO COMBINED FINANCIAL STATEMENTS

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from Revenues.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance against gross trade accounts receivable reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other current information. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

G. Collaboration Arrangements

Payments to and from our collaboration partners are presented in our combined statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. In collaborative arrangements where we manufacture a product for our collaboration partners, we record revenues when we transfer control of the product to our collaboration partners. In collaboration arrangements where we are the principal in the transaction, we record amounts paid to collaboration partners for their share of net sales or profits earned, and all royalty payments to collaboration partners as Cost of sales. Royalty payments received from collaboration partners are included in Other (income)/deductions—net.

H. Cost of Sales and Inventories

We carry inventories at the lower of cost or net realizable value. The cost of finished goods, work-in-process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary.

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, information technology and legal defense.

Advertising expenses relating to production costs are expensed as incurred, and the costs of space in publications are expensed when the related advertising occurs. Advertising and promotion expenses totaled approximately $283 million in 2019, $428 million in 2018 and $501 million in 2017.

Shipping and handling costs, including warehousing expenses, totaled approximately $68 million in 2019, $88 million in 2018 and $61 million in 2017.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

•

Property, plant and equipment, less accumulated depreciation—These assets are recorded at cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction-in-progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

NOTES TO COMBINED FINANCIAL STATEMENTS

•

Identifiable intangible assets, less accumulated amortization—These acquired assets are recorded at fair value. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined.

•

Goodwill—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized. The goodwill included in our combined balance sheets reflects Upjohn’s portion of acquisition-specific goodwill generated from Pfizer’s historical acquisitions based on the relative fair value of the acquired Upjohn products.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property is included in Amortization of intangible assets as these intangible assets benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Specifically:

•

For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

•

For indefinite-lived intangible assets, such as brands, when necessary, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

•

For goodwill, when necessary, we determine the fair value of each reporting unit and compare that value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss, if any, for the excess of the book value of goodwill over the implied fair value.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

L. Restructuring Charges/(Credits) and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with cost-reduction and productivity initiatives as well as in connection with acquisitions when we implement plans to restructure and integrate the acquired operations. If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is

NOTES TO COMBINED FINANCIAL STATEMENTS

classified in Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate. Termination costs are generally recorded when the actions are probable and estimable. Transaction costs, such as banking, legal, accounting and other costs incurred in connection with a business acquisition are expensed as incurred. For additional information, see Note 5. We did not complete any acquisitions during the periods covered by these combined financial statements.

Amounts recorded for restructuring charges and other associated costs can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

M. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as short-term investments. We did not have cash equivalents as of December 31, 2018.

N. Tax Assets and Liabilities and Income Tax Contingencies

Tax Assets and Liabilities

Current tax assets primarily include (i) tax effects associated with intercompany transfers of inventory within our combined group, which are recognized in the combined statements of income when the inventory is sold to a third party, as well as (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws, including the TCJA enacted in December 2017. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies that would be implemented, if necessary, to realize the deferred tax assets. All deferred tax assets and liabilities within the same tax jurisdiction are presented as a net amount in the noncurrent section of our combined balance sheet. Amounts recorded for valuation allowances can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

Other non-current tax assets primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

Other taxes payable in our combined balance sheets as of December 31, 2019 and December 31, 2018 includes liabilities for uncertain tax positions and the noncurrent portion of the repatriation tax liability on the deemed repatriated accumulated post-1986 foreign earnings recorded in connection with the TCJA for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026. For additional information, see Note 7A.

Income Tax Contingencies

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position,

NOTES TO COMBINED FINANCIAL STATEMENTS

we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information.

Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to “more likely than not”; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and local and foreign income tax filings, statute of limitations expirations, changes and clarification in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in Provision/(benefit) for taxes on income and are classified in our combined balance sheet with the related tax liability.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant. For information about the risks associated with estimates and assumptions, see Note 3B.

O. Benefit Plans

Generally, most of our employees are eligible to participate in benefit plans. The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with pension plans, postretirement plans and defined contribution plans. The expenses include allocations of direct expenses as well as expenses deemed attributable to the Upjohn operations. The combined balance sheets include the benefit plan assets and liabilities of only those plans that are sponsored by Upjohn. For additional information, see Note 15.

For Upjohn sponsored plans, we recognize the overfunded or underfunded status of defined benefit plans as an asset or liability in the combined balance sheets. The obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Pension obligations may include assumptions such as expected employee turnover, participant mortality, and future compensation levels. Plan assets are measured at fair value. Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions––net. Net periodic pension and postretirement service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

For Pfizer sponsored plans, the combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are sponsored by Pfizer. The combined statements of income include estimated service cost associated with direct Upjohn employees and an allocation of estimated service cost deemed attributable to Upjohn operations. Service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

NOTES TO COMBINED FINANCIAL STATEMENTS

Amounts recorded for benefit plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

P. Legal and Environmental Contingencies

We are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. We record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is reasonably assured.

We record accruals for the legal obligations associated with the retirement of tangible long-lived assets, including obligations under the doctrine of promissory estoppel and those that are conditioned upon the occurrence of future events. These obligations generally result from the acquisition, construction, development and/or normal operation of long-lived assets. We recognize the fair value of these obligations in the period in which they are incurred by increasing the carrying amount of the related asset. Over time, we recognize expense for the accretion of the liability and for the amortization of the asset.

Accruals for direct asset retirement obligations included in Other current liabilities are approximately $3 million as of December 31, 2019 and December 31, 2018 and included in Other noncurrent liabilities are approximately $47 million as of December 31, 2019 and $46 million as of December 31, 2018.

Amounts recorded for contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

Q. Share-Based Payments

Our compensation programs can include grants under Pfizer’s share-based payment plans. Generally, grants are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate.

Amounts recorded for share-based compensation can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

R. Business Unit Equity

Total business unit equity represents Pfizer’s equity investment in Upjohn. Recorded amounts may reflect capital contributions and/or dividends or return of capital as well as the results of operations and other comprehensive income/(loss).

S. Leases

On January 1, 2019, we adopted a new accounting standard for leases. For further information, see Note 3A.

NOTES TO COMBINED FINANCIAL STATEMENTS

We lease real estate, fleet, and equipment for use in our operations. Our leases generally have lease terms of 1 to 10 years, some of which include options to terminate or extend leases for up to 5 years or on a month-to-month basis. We include options that are reasonably certain to be exercised as part of the determination of lease terms. We may negotiate termination clauses in anticipation of any changes in market conditions, but generally these termination options are not exercised. Residual value guarantees are generally not included within our operating leases with the exception of some fleet leases. In addition to base rent payments, the leases may require us to pay directly for taxes and other non-lease components, such as insurance, maintenance and other operating expenses, which may be dependent on usage or vary month-to-month. Variable lease payments amounted to $1 million for the year ended December 31, 2019. We have elected the practical expedient in the new standard to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes.

We determine if an arrangement is a lease at inception of the contract in accordance with guidance detailed in the new standard and we perform the lease classification test as of the lease commencement date. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

For operating leases, the ROU assets and liabilities are presented in our combined balance sheet as follows:

(millions of dollars)	Balance Sheet Classification	December 31, 2019
ROU assets(a)	Other noncurrent assets	$24
Lease liabilities (short-term)(b)	Other current liabilities	8
Lease liabilities (long-term)(c)	Other noncurrent liabilities	17

(a)	See Note 13B.
(b)	See Note 14A.
(c)	See Note 14B.

Our total lease costs are as follows:

(millions of dollars)	Direct	Allocated	Year Ended December 31, 2019
Operating lease cost	$8	$22	$30
Variable lease cost	1	1	2

Total lease cost	$9	$23	$32

NOTES TO COMBINED FINANCIAL STATEMENTS

Other supplemental information includes the following:

(millions of dollars)	Weighted-Average Remaining Contractual Lease Term (Years) as of December 31, 2019	Weighted-Average Discount Rate as of December 31, 2019	Year Ended December 31, 2019
Operating leases	5.2	5.5%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases			$6
ROU assets obtained in exchange for new operating lease liabilities			8

The table below reconciles the undiscounted cash flows for the first five years and total of the remaining years to the operating lease liabilities recorded in the combined balance sheet as of December 31, 2019:

(millions of dollars)
Period	Operating Lease Liabilities
Next one year(a)	$8
1-2 years	8
2-3 years	4
3-4 years	2
4-5 years	1
Thereafter	5

Total undiscounted lease payments	28
Less: imputed interest	4

Present value of minimum lease payments	25
Less: current portion	8

Noncurrent portion	$17

(a)	Reflects lease payments due within 12 months subsequent to the December 31, 2019 balance sheet date.

Prior to our adoption of the new lease standard, rental expense, net of sublease income, was approximately $26 million in 2018 and $30 million in 2017, which includes allocated rent expense of $25 million in 2018 and $29 million in 2017.

As of December 31, 2018, the future minimum rental commitments under non-cancelable operating leases follow:

(millions of dollars)	2019	2020	2021	2022	2023	After 2023	Total
Lease commitments	$7	$7	$6	$4	$1	$6	$31

See Note 19 for information about related party operating leases with Pfizer where we are the lessor.

Note 4. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines as well as medicines in development that require completion of research and regulatory approval. Collaborative

NOTES TO COMBINED FINANCIAL STATEMENTS

arrangements are contractual agreements with third-parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

On December 20, 2019, our U.S.-based generics platform, Greenstone, entered into a collaboration agreement with Genzum Life Sciences LLC (Genzum) for an exclusive, royalty-free license to develop, manufacture and commercialize in the United States three complex generic sterile ophthalmic ointment products under development. Under the terms of the agreement, Genzum has sole responsibility to develop and obtain regulatory approval for the three products and we are responsible for all commercialization activities for the three products. In connection with this agreement, we made an upfront payment of $8.5 million to Genzum, which includes a nonrefundable portion of $4.5 million, which was recorded in Research and development expenses for the year ended December 31, 2019 and a $4 million refundable payment, which was recorded in Other noncurrent assets as of December 31, 2019. Should Genzum fail to achieve regulatory approval on a product-by-product basis on or before December 31, 2021, we are entitled to receive $4 million of the original upfront payment.

In addition to the new collaboration agreement with Genzum for three medicines in development, we have collaboration arrangements with two Japanese pharmaceutical companies that are associated with Lipitor, Celebrex and Lyrica.

The following table provides the amounts and classification of payments (income/(expense)) between us and our collaboration partners:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Revenues(a)	$360	$302	$318

Cost of sales(b)	(299)	(262)	(265)
Selling, informational and administrative expenses(c)	3	3	3
Research and development expenses(d)	(5)	—	—
Other income/(deductions)—net	—	—	1

(a)	Represents sales to our partners of products manufactured by us.
(b)

Primarily relates to amounts paid to collaboration partners for their share of net sales or profits earned in collaboration arrangements where we are the principal in the transaction, and cost of sales associated with inventory purchased from our partners.

(c)	Represents net reimbursements from our partners for selling, informational and administrative expenses incurred.
(d)	Represents payment to our partner in 2019 related to our collaboration agreement with Genzum, as described above.

Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity

Initiatives

The combined statements of income include costs associated with Pfizer’s cost-reduction/productivity initiatives. The expenses include direct costs and charges as well as an allocation of indirect costs and charges that have been deemed attributable to Upjohn. The combined balance sheets reflect the accrued restructuring charges directly attributable to the Upjohn operations. In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems. All operating functions may be impacted by these actions, including sales and marketing, manufacturing and

NOTES TO COMBINED FINANCIAL STATEMENTS

research and development, as well as groups such as worldwide technology, shared services and corporate operations. From 2017 through December 31, 2019, we incurred direct costs of $43 million related to Pfizer’s global cost-reduction/productivity initiatives across the enterprise, which in large part relate to employee termination costs.

2017-2019 Initiatives and Organizing for Growth

During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized Pfizer operations into three businesses – Biopharma, a science-based innovative medicines business; Upjohn; and, through July 31, 2019, a Consumer Healthcare business. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions, which better enables us to optimize our growth potential. Beginning in the fourth quarter of 2018, Pfizer reviewed previously planned initiatives and new initiatives to form one cohesive plan. Initiatives for the combined program include activities related to the optimization of the Pfizer manufacturing plant network, the centralization of Pfizer corporate and platform functions, and the simplification and optimization of the operating business structure and functions that support them.

In 2019, we incurred direct restructuring and implementation charges of $140 million. In 2020, we expect to incur approximately $16 million of direct restructuring charges primarily related to employee termination costs to complete restructuring activities associated with the 2017-2019 cost-reduction initiatives. The 2020 restructuring charges are expected to be mostly cash charges and related to the Greater China segment ($14 million) and the Developed Markets segment ($2 million).

Current-Period Key Activities

The components of costs incurred in connection with the Pfizer cost-reduction/productivity initiatives described above follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Restructuring Charges/(Credits):
Total Restructuring charges/(credits)—direct(a)
Employee termination costs/(credits)	$131	$(16)	$(81)
Asset impairment charges	11	—	—
Exit costs	1	—	—

Total restructuring charges/(credits)—direct	143	(16)	(81)

Restructuring charges/(credits)—allocated:(a)
Employee termination costs/(credits)	8	52	(5)
Asset impairment charges	6	2	5
Exit costs	3	2	1

Total restructuring charges/(credits)—allocated	16	56	1

Total restructuring charges/(credits)	159	39	(80)

Other Costs/(Credits) Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring—allocated(b)	1	13	17
Implementation costs/(credits)—direct(c)	(2)	1	—
Implementation costs—allocated(c)	28	35	41

Total costs associated with cost-reduction/productivity initiatives	$185	$89	$(21)

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)

In 2019, restructuring charges were primarily related to employee termination costs associated with cost-reduction and productivity initiatives. Direct asset impairment charges in 2019 were associated with a plant network initiative at Upjohn’s Little Island, Ireland manufacturing site. In 2018 and 2017, restructuring credits were primarily related to the reversal of previously recorded accruals for employee termination costs resulting from revisions of our severance benefit estimates. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. In 2019, direct restructuring charges are related to the Developed Markets segment ($67 million), the Greater China segment ($59 million), the Emerging Markets segment ($4 million) and Other ($13 million). In 2018 and 2017, direct restructuring credits are all associated with the Developed Markets segment.

(b)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In all years, the additional depreciation is primarily included in Cost of sales.

(c)

Implementation costs represent external, incremental costs directly related to implementing cost-reduction/productivity initiatives, and primarily include expenditures related to system and process standardization and the expansion of shared services. Direct implementation credits in 2019 are included in Cost of sales ($3 million income), Selling, informational and administrative expenses ($0.4 million) and Research and development expenses ($0.1 million). Direct implementation costs in 2018 are included in Selling, informational and administrative expenses. In 2019, allocated implementation costs are included in Cost of sales ($14 million), Selling, informational and administrative expenses ($11 million) and Research and development expenses ($2 million). In 2018, allocated implementation costs are included in Cost of sales ($19 million), Selling, informational and administrative expenses ($15 million) and Research and development expenses ($0.5 million). In 2017, allocated implementation costs are included in Cost of sales ($25 million), Selling, informational and administrative expenses ($16 million) and Research and development expenses ($0.6 million).

The components and activity of our direct restructuring charges identified with Upjohn follow:

(millions of dollars)	Employee Termination Costs	Asset Impairments	Exit Costs	Accrual
Balance, January 1, 2018	$144	$—	$—	$144
Credit	(16)	—	—	(16)
Utilization and other(a)	(9)	—	—	(9)

Balance, December 31, 2018(b)	118	—	—	118
Provision	131	11	1	143
Utilization and other(a)	(47)	(11)	—	(59)

Balance, December 31, 2019(c)	$202	$—	$1	$202

(a)	Includes adjustments for foreign currency translation.
(b)	Included in Other current liabilities ($40 million) and Other noncurrent liabilities ($79 million).
(c)	Included in Other current liabilities ($153 million) and Other noncurrent liabilities ($49 million).

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 6. Other (Income)/Deductions—Net

The following table provides components of Other (income)/deductions—net:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Certain legal matters, net(a)	$262	$73	$128
Royalty-related income(b)	(2)	(9)	(3)
Net (gains)/losses on asset disposals(c)	—	(14)	—
Net periodic benefit costs/(credits) other than service costs(d)	(51)	(36)	4
Other, net(e)	(47)	7	(5)

Other (income)/deductions—net—direct	162	21	125

Net interest expense—allocated(f)	288	252	259
Other, net—allocated(g)	(88)	27	(96)

Other (income)/deductions—net—allocated	200	279	163

Other (income)/deductions—net	$362	$300	$288

(a)

In 2019 and 2018, primarily includes legal reserves for certain pending matters, partially offset by the reversal of legal accruals where a loss was no longer deemed probable. In 2017, primarily includes a charge to resolve a class action lawsuit filed by direct purchasers relating to Celebrex, which was approved by the court in April 2018. For additional information, see Note 17A.

(b)	Royalty-related income decreased in 2019 as compared to 2018 primarily due to the discontinuance in 2018 of a royalty arrangement for sildenafil citrate and venlafaxine hydrochloride in the U.S.
(c)	In 2018, primarily relates to a realized gain on the divestiture of certain products.
(d)

Represents the net periodic benefit costs/(credits), excluding service costs, as a result of the adoption of a new accounting standard in the first quarter of 2018. In 2019, includes, among other things, a curtailment gain within our postretirement plan in Puerto Rico related to the elimination of coverage for certain non-Upjohn plan participants. Effective December 31, 2017, the Puerto Rico pension plans were frozen to future benefit accruals. In 2018, this resulted in the recognition of lower net periodic benefit costs due to the extension of the amortization period for the actuarial losses. For additional information, see Note 15.

(e)

In 2019, includes, among other items, $24 million of rental income associated with related party leasing arrangements in Singapore entered into with Pfizer on May 27, 2019. For additional information, see Note 19.

(f)

Reflects an allocation of interest expense associated with the Pfizer corporate debt and an allocation of interest income associated with the Pfizer corporate investments. Allocated capitalized interest expense totaled $19 million in each of 2019, 2018 and 2017.

(g)

Represents allocation of miscellaneous other income and deductions. In 2019, among other things, includes an allocation of a gain associated with the disposal of a shared facility with Pfizer of $10 million, as well as an allocation of income from insurance recoveries of $31 million related to Hurricane Maria. Additionally, 2019 reflects a higher allocation of net gains associated with Pfizer’s investments and net currency exchange gains, as well as a lower allocation of net losses associated with Pfizer’s hedging activities, as compared to 2018. In 2018, among other things, includes an allocation of a gain associated with a manufacturing facility shared with Pfizer of $14 million. In 2017, among other things, includes an allocation of benefits relating to certain initiatives in international jurisdictions of $84 million.

Pfizer incurred a net loss of approximately $138 million in 2019 and $999 million in 2017 due to the early retirements of corporate debt, inclusive of the related termination of cross currency swaps. The combined statements of income for those years do not include an allocation of the net losses incurred by Pfizer on the early retirements of corporate debt. Pfizer does not routinely allocate these costs to any of its business units.

Note 7. Tax Matters

A. Taxes on Income

During the periods presented in the combined financial statements, Upjohn did not generally file separate tax returns, as Upjohn was generally included in the tax grouping of other Pfizer entities within the respective

NOTES TO COMBINED FINANCIAL STATEMENTS

entity’s tax jurisdiction. The income tax provision/(benefit) included in these combined financial statements has been calculated using the separate return basis, as if Upjohn filed a separate tax return.

The components of Income before provision/(benefit) for taxes on income follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
United States	$582	$1,307	$575
International	4,749	5,749	7,260

Income before provision/(benefit) for taxes on income(a), (b)	$5,331	$7,056	$7,835

(a)

2019 vs. 2018—The decrease in the domestic income was primarily due to reduced Lyrica revenues in the U.S., increased costs related to certain legal matters (see Note 6) and an increase in restructuring charges. The decrease in the international income was primarily related to reduced international revenues and an increase in restructuring charges.

(b)

2018 vs. 2017—The increase in the domestic income was primarily due to lower interest expense paid to certain foreign subsidiaries, partially offset by lower Viagra revenue. The decrease in the international income was primarily related to lower interest income received primarily from intercompany borrowings from Pfizer and the non-recurrence of benefits relating to certain initiatives in international jurisdictions (see Note 6).

The components of Provision/(benefit) for taxes on income based on the location of the taxing authorities, follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
United States:
Current income taxes:
Federal	$(100)	$222	$874
State and local	4	15	25
Deferred income taxes:
Federal	30	53	822
State and local	9	—	(6)

Total U.S. tax provision/(benefit)	(57)	290	1,715

TCJA:
Current income taxes	(39)	(49)	3,729
Deferred income taxes	(28)	1	(8,717)

Total TCJA tax benefit	(67)	(49)	(4,988)

International:
Current income taxes	608	690	882
Deferred income taxes	(75)	(6)	24

Total international tax provision	533	684	906

Provision/(benefit) for taxes on income	$409	$925	$(2,366)

In the fourth quarter of 2017, we recorded an estimate of certain tax effects of the TCJA, including (i) the impact on deferred tax assets and liabilities from the reduction in the U.S. Federal corporate tax rate from 35% to 21%, (ii) the impact of state income tax considerations, (iii) the $4.3 billion repatriation tax liability on accumulated post-1986 foreign earnings for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026 and (iv) deferred taxes on basis

NOTES TO COMBINED FINANCIAL STATEMENTS

differences expected to give rise to future taxes on global intangible low-taxed income. In addition, we had provided deferred tax liabilities in the past on foreign earnings that were not indefinitely reinvested. As a result of the TCJA, in the fourth quarter of 2017, we reversed an estimate of the deferred taxes that is no longer expected to be needed due to the change to the territorial tax system.

In 2018, we finalized our provisional accounting for the tax effects of the TCJA, based on our best estimates of available information and data, and have reported and disclosed the impacts within the applicable measurement period, in accordance with guidance issued by the U.S. Securities and Exchange Commission (SEC), and recorded a favorable adjustment of approximately $26 million to Provision/(benefit) for taxes on income. We believe that there may be additional interpretations, clarifications and guidance from the U.S. Department of Treasury. Any change to our calculations resulting from such additional interpretations, clarifications and guidance will be reflected in the period of issuance. In addition, our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards.

With respect to the aforementioned repatriation tax liability, our estimate is still approximately $4.3 billion, which is reported in current Income taxes payable (approximately $320 million) and the remaining liability is reported in noncurrent Other taxes payable in our combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Financial Accounting Standards Board (FASB) Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that we are permitted to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. We have elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years. In 2017, we provided a provisional deferred tax liability of approximately $90 million based on the evaluation of certain temporary differences inside each of our foreign subsidiaries that are expected to reverse as global intangible low-taxed income. In 2018, this estimate was finalized and we have provided for an increase in the deferred tax liability of approximately $22 million, resulting in a deferred tax liability of approximately $112 million.

In 2019, the Provision/(benefit) for taxes on income was impacted by the following:

•

tax benefits of approximately $335 million, representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily resulting from a favorable settlement with the Internal Revenue Service (IRS) (see Note 7D below), and the expiration of certain statutes of limitations; and

•	tax benefits of approximately $67 million as a result of additional guidance issued by the U.S. Department of Treasury related to the enactment of the TCJA.

In 2018, the Provision/(benefit) for taxes on income was impacted by the following:

•	estimated U.S. net tax benefits of $49 million associated with the enactment of the TCJA (see discussion above), primarily reflecting:

•	approximately $22 million of tax benefits associated primarily with certain current year tax initiatives;

NOTES TO COMBINED FINANCIAL STATEMENTS

•

approximately $26 million of tax benefits associated with adjustments to our provisional accounting for the tax effects of the TCJA, reported and disclosed within the applicable measurement period, in accordance with guidance issued by the SEC, primarily consisting of:

•	$48 million of tax benefits related to the repatriation tax on deemed repatriated accumulated earnings of foreign subsidiaries; and

•	$22 million of tax expense related to future taxes on global intangible low-taxed income; and

•

tax benefits of approximately $29 million representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities, and the expiration of certain statutes of limitations.

In 2017, the Provision/(benefit) for taxes on income was impacted by the following:

•	estimated U.S. net tax benefits of $5.0 billion associated with the enactment of the TCJA (see discussion above), primarily reflecting:

•	$9.0 billion tax benefit related to remeasurement of U.S. deferred tax liabilities on unremitted earnings of foreign subsidiaries (see Note 7D);

•	$222 million tax expense associated with the remeasurement of other U.S. deferred tax assets, primarily associated with prepaid and deferred items (see Note 7D);

•	$3.7 billion tax expense related to the repatriation tax on deemed repatriated accumulated pre-2017 post-1986 earnings of foreign subsidiaries;

•	$90 million tax expense related to future taxes on global intangible low-taxed income (see Note 7D); and

•	approximately $24 million tax benefit primarily associated with certain tax initiatives;

•	U.S. tax expense of approximately $367 million related to the repatriation tax on deemed repatriated current year earnings of foreign subsidiaries;

•

tax benefits of approximately $16 million representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities, and the expiration of certain statutes of limitations; and

•	the non-deductibility of a $92 million fee payable to the federal government as a result of the U.S. Healthcare Legislation.

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for income/(loss) follows:

	Year Ended December 31,
	2019	2018	2017
U.S. statutory income tax rate	21.0%	21.0%	35.0%
TCJA impact(a)	(1.3)	(0.7)	(63.7)
Taxation of non-U.S. operations(b), (c)	(5.5)	(7.0)	(1.9)
Tax settlements and resolution of certain tax positions(d)	(6.3)	(0.4)	(0.2)
U.S. Healthcare Legislation(d), (e)	—	—	0.4
Certain legal settlements and charges	(0.1)	0.1	—
All other––net(f)	(0.3)	0.2	0.1

Effective tax rate for income/(loss)	7.7%	13.1%	(30.2)%

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)	For a discussion about enactment of the TCJA, see Note 7A.
(b)

For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside the U.S., together with the cost of repatriation decisions, which, for 2017, includes the repatriation tax on deemed repatriated 2017 earnings of foreign subsidiaries discussed in Note 7A, changes in uncertain tax positions not included in the reconciling item called “Tax settlements and resolution of certain tax positions,” as well as changes in valuation allowances. Specifically: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year, and the rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings; (ii) the cost of repatriation decisions, and other U.S. tax implications of our foreign operations, is a significant component of our effective tax rate each year and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; and (iii) the impact of changes in uncertain tax positions not included in the reconciling item called “Tax settlements and resolution of certain tax positions” is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions, as a result of operating fluctuations in the normal course of business and as a result of the extent and location of other income and expense items, such as restructuring charges and initiatives, asset impairments and gains and losses on strategic business decisions. See Note 7A for the components of pre-tax income and Provision/(benefit) for taxes on income, which are based on the location of the taxing authorities, and for information about settlements and other items impacting Provision/(benefit) for taxes on income.

(c)

In all periods presented, the reduction in our effective tax rate resulting from the jurisdictional location of earnings is largely due to lower tax rates in certain jurisdictions, as well as manufacturing and other incentives associated with our subsidiaries in Puerto Rico and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Singapore, we benefit from incentive tax rates effective through mid-2030 on income from manufacturing and other operations.

(d)	For a discussion about tax settlements and resolution of certain tax positions and the impact of U.S. Healthcare Legislation, see Note 7A.
(e)

In 2019, there is a negligible unfavorable rate impact. The lack of rate impact in 2018 is a result of the updated 2017 invoice received from the federal government, which reflected a lower expense than what was previously estimated for invoiced periods, as well as certain tax initiatives.

(f)

All other–net includes tax costs incurred in the normal course of business and tax benefits associated with certain tax initiatives in the normal course of business, including tax benefits associated with the U.S. research and development tax credit and manufacturing initiatives.

NOTES TO COMBINED FINANCIAL STATEMENTS

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts.

The components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

	2019 Deferred Tax*		2018 Deferred Tax*
(millions of dollars)	Assets	(Liabilities)	Assets	(Liabilities)
Prepaid/deferred items	$346	$—	$405	$—
Inventories	106	(3)	79	(2)
Intangible assets(a)	24	(318)	10	(352)
Property, plant and equipment	3	(22)	—	(40)
Employee benefits	145	(48)	133	(39)
Restructuring and other charges	18	—	25	—
Legal and product liability reserves	87	—	60	—
Net operating loss/tax credit carryforwards(b), (c)	153	—	146	—
Unremitted earnings	—	(36)	—	(42)
State and local tax adjustments	17	—	25	—
All other	14	(1)	6	(5)

	913	(429)	889	(480)
Valuation allowances	(124)	—	(135)	—

Total deferred taxes	$789	$(429)	$755	$(480)

Net deferred tax asset(d)	$360		$274

*	For 2019 and 2018, the deferred tax assets and liabilities associated with global intangible low-taxed income are included in the relevant categories above. See Note 7A.
(a)	The decrease in 2019 is primarily a result of amortization of intangible assets.
(b)	The increase in 2019 is primarily a result of losses generated in certain foreign jurisdictions.
(c)

The amounts in 2019 and 2018 are reduced for unrecognized tax benefits of $21 million and $16 million, respectively, where we have net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to settle any additional income taxes that would result from the disallowance of a tax position.

(d)

In 2019, included in Noncurrent deferred tax assets and other noncurrent tax assets of $398 million and Noncurrent deferred tax liabilities of $38 million. In 2018, included in Noncurrent deferred tax assets and other noncurrent tax assets of $331 million and Noncurrent deferred tax liabilities of $56 million.

We have carryforwards, primarily related to net operating losses, which are available to reduce future international income taxes payable with either an indefinite life or expiring at various times from 2020-2034.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies, that would be implemented, if necessary, to realize the deferred tax assets.

As of December 31, 2019, we have not made a U.S. tax provision on approximately $8 billion of unremitted earnings of our international subsidiaries. As these earnings are intended to be indefinitely reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability as of December 31, 2019 is not practicable.

D. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All our tax positions are subject to audit by the local

NOTES TO COMBINED FINANCIAL STATEMENTS

taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

For a description of our accounting policies associated with accounting for income tax contingencies, see Note 3N. For a description of the risks associated with estimates and assumptions, see Note 3B.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2019, we had approximately $908 million in net unrecognized tax benefits, excluding associated interest and, as of December 31, 2018, we had approximately $1.1 billion in net unrecognized tax benefits, excluding associated interest.

•

Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2019, we had approximately $242 million in assets associated with uncertain tax positions and as of December 31, 2018, we had approximately $237 million in assets associated with uncertain tax positions. These amounts were included in Noncurrent deferred tax assets and other noncurrent tax assets.

•

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(millions of dollars)	2019	2018	2017
Balance, beginning	$(1,305)	$(1,372)	$(1,193)
Increases based on tax positions taken during a prior period(a)	(9)	(13)	(5)
Decreases based on tax positions taken during a prior period(a), (b)	210	107	3
Decreases based on settlements for a prior period(c)	4	11	7
Increases based on tax positions taken during the current period(a)	(80)	(71)	(180)
Impact of foreign exchange	3	11	(21)
Other, net(a), (d)	27	21	17

Balance, ending(e)	$(1,150)	$(1,305)	$(1,372)

(a)	Primarily included in Provision/(benefit) for taxes on income.
(b)	Primarily related to effectively settling certain issues with the U.S. and foreign tax authorities. See Note 7A.
(c)	Primarily related to cash payments and reductions of tax attributes.
(d)	Primarily related to decreases as a result of a lapse of applicable statutes of limitations.
(e)

In 2019, these amounts were included in Income taxes payable ($20 million) and Other taxes payable ($1.1 billion). In 2018, these amounts were included in Income taxes payable ($1.9 million) and Other taxes payable ($1.3 billion).

NOTES TO COMBINED FINANCIAL STATEMENTS

•

Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded primarily in Provision/(benefit) for taxes on income in our combined statements of income. In 2019, we recorded a net decrease in interest of $109 million, resulting primarily from a settlement with the IRS; in 2018, we recorded a net increase in interest of $32 million; and in 2017, we recorded a net increase in interest of $47 million. Gross accrued interest totaled $111 million as of December 31, 2019 (reflecting a decrease of approximately $1 million as a result of cash payments). Gross accrued interest totaled $221 million as of December 31, 2018 (reflecting a decrease of approximately $2 million as a result of cash payments). In 2019, this amount was included in Income taxes payable ($4 million) and Other taxes payable ($107 million). In 2018, this amount was included in Income taxes payable ($1 million) and Other taxes payable ($220 million). Accrued penalties are not significant. See Note 7A.

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS:

•

In 2019, Pfizer reached a settlement of disputed issues at the IRS Office of Appeals, thereby settling all issues related to tax returns of Pfizer for the years 2009-2010. As a result of settling these years, in 2019, we recorded a tax benefit of approximately $290 million, representing tax and interest.

•	Tax years 2011-2015 are currently under audit. Tax years 2016-2019 are open, but not under audit. All other tax years are closed.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Asia (2009-2019, primarily reflecting Japan, China and Singapore), Canada (2013-2019), Europe (2011-2019, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany), Latin America (1998-2019, primarily reflecting Brazil) and Puerto Rico (2015-2019).

Any settlements or statutes of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next 12 months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $29 million, as a result of settlements with taxing authorities or the expiration of the statutes of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

NOTES TO COMBINED FINANCIAL STATEMENTS

E. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

The following table provides the components of the Tax provision/(benefit) on other comprehensive income/(loss):

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Benefit plans: actuarial gains/(losses), net	$4	$(13)	$21
Reclassification adjustments related to amortization	2	3	5
Reclassification adjustments related to curtailments and settlements	—	—	—
Other	(5)	1	3

	2	(9)	29

Benefit plans: prior service (costs)/credits and other, net	—	—	—
Reclassification adjustments related to amortization	(2)	(2)	(2)
Reclassification adjustments related to curtailments, net	—	—	—
Other	—	—	(1)

	(2)	(2)	(2)

Tax provision/(benefit) on other comprehensive income/(loss)	$—	$(11)	$27

Note 8. Accumulated Other Comprehensive Income/(Loss)

The following table provides the changes, net of tax, in Accumulated other comprehensive loss:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Currency Translation Adjustment	Actuarial Gains/(Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2017	$(378)	$(528)	$151	$(755)
Other comprehensive income/(loss)(a)	213	95	(23)	286

Balance, December 31, 2017	(165)	(433)	128	(470)
Other comprehensive income/(loss)(a)	(165)	3	(29)	(191)

Balance, December 31, 2018	(330)	(429)	99	(660)
Other comprehensive income/(loss)(a)	(12)	5	(40)	(47)

Balance, December 31, 2019	$(341)	$(424)	$59	$(707)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $1.9 million loss in 2019, $1.4 million loss in 2018 and $0.9 million income in 2017.

As of December 31, 2019, we estimate that we will reclassify into 2020 income a pre-tax amount currently held in Accumulated other comprehensive loss of $15 million consisting of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items, and $18 million of prior service credits, primarily related to benefit plan amendments—see Note 15.

Note 9. Financial Instruments

The combined balance sheets include the financial assets and liabilities that are directly attributable to Upjohn—see Note 2.

NOTES TO COMBINED FINANCIAL STATEMENTS

Financial Assets and Liabilities

As of December 31, 2019 and December 31, 2018, financial assets and liabilities consist primarily of cash and cash equivalents (as of December 31, 2019 only), accounts receivable and accounts payable.

The recorded amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

Note 10. Inventories

The combined balance sheets include all of the inventory directly attributable to Upjohn.

The following table provides the components of Inventories:

	As of December 31,
(millions of dollars)	2019	2018
Finished goods	$441	$301
Work-in-process	593	870
Raw materials and supplies	121	65

Inventories	$1,155	$1,235

Noncurrent inventories not included above(a)	$76	$55

(a)	Included in Other noncurrent assets—see Note 13B. There are no recoverability issues associated with these amounts.

Note 11. Property, Plant and Equipment

The combined balance sheets include the property, plant and equipment specifically identifiable with Upjohn. The combined statements of income include all the depreciation charges deemed attributable to the Upjohn operations.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides the components of Property, plant and equipment:

		As of December 31,
(millions of dollars)	Useful Lives (Years)	2019	2018
Assets held and used:
Land	—	$21	$21
Buildings	33-50	659	850
Machinery and equipment	8-20	1,222	1,586
Furniture, fixtures and other	3-12 1/2	71	69
Construction-in-progress	—	152	153

		2,127	2,679
Less: Accumulated depreciation		(1,436)	(1,726)

Property, plant and equipment held and used(a)		691	952

Assets held for lease:
Buildings	33-50	227	—
Machinery and equipment	8-20	409	—
Furniture, fixtures and other	3-12 1/2	14	—
Construction-in-progress	—	18	—

		668	—
Less: Accumulated depreciation		(360)	—

Property, plant and equipment held for lease(a)		308	—

Property, plant and equipment, less accumulated depreciation(b)		$999	$952

(a)

A lease agreement between Pfizer and Upjohn was executed as of May 27, 2019, regarding the Tuas, Singapore manufacturing plant assets. These assets were included in Assets held and used in 2018. No assets were held for lease as of December 31, 2018. For additional information, see Note 19.

(b)

The increase in total Property, plant and equipment, less accumulated depreciation at December 31, 2019 is primarily due to capital additions substantially driven by building projects at our manufacturing site in Dalian, China as well as machinery and equipment additions at our manufacturing sites in Dalian, China and Little Island, Ireland, partially offset by depreciation and the impact of foreign exchange.

Note 12. Identifiable Intangible Assets and Goodwill

The combined balance sheets include all of the goodwill and identifiable intangible assets directly attributable to Upjohn. The combined statements of income include all of the amortization expense associated with finite-lived identifiable intangible assets.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Identifiable Intangible Assets

Balance Sheet Information

The following table provides the components of Identifiable intangible assets:

	December 31, 2019
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets:
Developed technology rights	$16,282	$(16,014)	$268
Licensing agreements and other	79	(79)	—
Trademarks	6	(3)	3

Total finite-lived intangible assets	16,367	(16,096)	270
Indefinite-lived intangible assets-Brands	1,164	—	1,164

Identifiable intangible assets(a)	$17,530	$(16,096)	$1,434

(a)	The decrease in Identifiable intangible assets, less accumulated amortization from December 31, 2018 is primarily due to amortization as well as the impact of foreign exchange.

The following table provides the components of Identifiable intangible assets:

	December 31, 2018
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets
Developed technology rights	$16,359	$(15,943)	$416
Licensing agreements and other	79	(79)	—
Trademarks	6	(3)	3

Total finite-lived intangible assets	16,444	(16,025)	419
Indefinite-lived intangible assets-Brands	1,164	—	1,164

Identifiable intangible assets	$17,608	$(16,025)	$1,583

Brands

Brands represent the cost associated with tradenames and know-how, as the products themselves do not receive patent protection. Xanax is the only indefinite-lived brand in our business.

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. The developed technology rights are primarily associated with Effexor and Celebrex.

NOTES TO COMBINED FINANCIAL STATEMENTS

Trademarks

Trademarks represent the amortized cost associated with legal trademarks. The finite-lived trademarks are substantially all related to Lipitor.

Amortization

The weighted-average remaining life for our total finite-lived intangible assets is approximately 2 years. The weighted-average remaining life for the largest components of finite-lived intangible assets is approximately 2 years for developed technology rights.

Total amortization expense for finite-lived intangible assets was $148 million in 2019, $157 million in 2018 and $167 million in 2017.

The annual amortization expense expected for the years 2020 through 2024 is as follows:

(millions of dollars)	2020	2021	2022	2023	2024
Amortization expense	$145	$122	$1	$1	$1

B. Goodwill

The following table provides the components of and changes in the carrying amount of Goodwill:

(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Balance, January 1, 2018	$5,978	$1,950	$904	$8,832
Other(a)	(57)	(5)	(35)	(97)

Balance, December 31, 2018	5,921	1,945	869	8,735
Other(a)	(39)	(1)	14	(26)

Balance, December 31, 2019	$5,883	$1,944	$883	$8,709

(a)	Reflects the impact of foreign exchange.

Note 13. Other Current and Noncurrent Assets

A. Other Current Assets

The following table provides the components of Other current assets:

	As of December 31,
(millions of dollars)	2019	2018
VAT receivables	$148	$126
Prepaid expenses	53	86
Other accounts receivable	49	36
Related party receivable(a)	4	—
Other	8	9

Other current assets	$261	$256

(a)	See Note 19.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Other Noncurrent Assets

The following table provides the components of Other noncurrent assets:

	As of December 31,
(millions of dollars)	2019	2018
Pension plan assets, net(a)	$165	$139
Noncurrent inventory(b)	76	55
Spare parts inventory	55	52
Deferred charges	32	14
ROU assets(c)	24	—
Deposits and advances	20	19
VAT receivables	10	18
Other	18	15

Other noncurrent assets	$399	$312

(a)	See Note 15.
(b)	See Note 10.
(c)	See Note 3S.

Note 14. Other Current and Noncurrent Liabilities

A. Other Current Liabilities

The following table provides the components of Other current liabilities:

	As of December 31,
(millions of dollars)	2019	2018
Rebate accruals(a)	$737	$1,309
Legal contingencies(b)	431	204
Accrued sales returns(a)	200	130
Restructuring accruals(c)	153	40
VAT payable	82	96
Co-marketing expense accruals	73	68
Inventory related accruals	57	67
Service accruals	53	50
U.S. Healthcare fee accruals	48	77
Profit share liabilities	28	31
Utility accruals	25	20
Trade discount accruals	21	36
Property and other tax accruals	16	24
Research and development accruals	14	16
Royalty accruals(a)	13	107
Advertising and promotional accruals	13	23
Lease liabilities(d)	8	—
Deferred revenue	7	6
Chargeback accruals	3	6
Asset retirement obligations	3	3
Other	139	145

Other current liabilities	$2,125	$2,460

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)

The decrease in rebate accruals and royalty accruals and the increase in accrued sales returns reflect the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

(b)	See Note 17A.
(c)	See Note 5.
(d)	See Note 3S.

B. Other Noncurrent Liabilities

The following table provides the components of Other noncurrent liabilities:

	As of December 31,
(millions of dollars)	2019	2018
Accrued sales returns(a)	$217	$159
Legal contingencies(b)	72	83
Restructuring accruals(c)	49	79
Asset retirement obligations	47	46
Lease liabilities(d)	17	—
Insurance reserves	7	18
Related party payable(e)	1	—
Other	16	22

Other noncurrent liabilities	$426	$407

(a)	The increase in accrued sales returns reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.
(b)	See Note 17A.
(c)	See Note 5.
(d)	See Note 3S.
(e)	See Note 19.

Note 15. Benefit Plans

The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of retiree medical benefits. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn operations.

The combined statements of income include the net periodic pension and postretirement costs associated with plans sponsored by Upjohn (service cost component is for the Upjohn participants only). Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions—net. Net periodic pension and postretirement service costs for the Upjohn participants only are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

The combined balance sheets include the pension and postretirement benefit plan assets and liabilities of only those plans or arrangements sponsored by Upjohn. As of December 31, 2019, Upjohn is the sponsor of 18 pension plans, primarily in Puerto Rico, Japan, Korea, Taiwan, United Arab Emirates, Italy, the Philippines, Greece, Thailand, China, Germany, France and Kuwait, among other countries. As of December 31, 2018, Upjohn was the sponsor of four pension plans: two in Puerto Rico, one in Japan and one in China. In 2019, the two pension plans in Puerto Rico were merged, resulting in one Upjohn sponsored pension plan in Puerto Rico as

NOTES TO COMBINED FINANCIAL STATEMENTS

of December 31, 2019. The 15 additional pension plans sponsored by Upjohn in 2019, which represent newly formed Upjohn plans for participants who previously participated in plans sponsored by Pfizer, are unfunded plans, except for the pension plans in Korea, the Philippines and Taiwan, and have aggregate net pension liabilities of approximately $30 million included in Pension benefit obligations, net ($29 million) and Accrued compensation and related items ($1 million) in the combined balance sheet at December 31, 2019. Effective December 31, 2017, the two Puerto Rico pension plans at the time were frozen to future benefit accruals. In 2018, this resulted in the recognition of lower net periodic benefit costs due to the elimination of service cost and extension of the amortization period for the actuarial losses. Upjohn is the sponsor of one postretirement plan in Puerto Rico. Included in certain of the Upjohn sponsored plans are both Upjohn and non-Upjohn Pfizer participants. The combined balance sheets at December 31, 2019 and December 31, 2018 reflect the pension plan assets and pension and postretirement plan obligations associated with the non-Upjohn Pfizer active plan participants and inactive members as follows:

•

The pension benefit obligations associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $667 million at December 31, 2019 and approximately $655 million at December 31, 2018. The pension benefit obligations associated with inactive members in the Japan pension plan included in the combined balance sheets are approximately $489 million at December 31, 2019 and approximately $474 million at December 31, 2018. The pension benefit obligations associated with inactive members in the Puerto Rico pension plan included in the combined balance sheets are approximately $654 million at December 31, 2019 and approximately $597 million at December 31, 2018.

•

The pension benefit plan assets associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $701 million at December 31, 2019 and approximately $663 million at December 31, 2018. The pension benefit plan assets associated with inactive members in the Japan pension plan included in the combined balance sheets are approximately $560 million at December 31, 2019 and approximately $536 million at December 31, 2018. The pension benefit plan assets associated with inactive members in the Puerto Rico pension plan included in the combined balance sheets are approximately $468 million at December 31, 2019 and approximately $429 million at December 31, 2018.

•

The postretirement benefit obligations associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $11 million at December 31, 2019 and approximately $44 million at December 31, 2018. The postretirement benefit obligations associated with inactive members included in the combined balance sheets are approximately $156 million at December 31, 2019 and approximately $201 million at December 31, 2018.

Many of our employees participate in benefit plans sponsored by Pfizer. The combined statements of income include the service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. The combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are not sponsored by Upjohn. Service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate. The projected benefit obligation associated with direct Upjohn employees participating in plans sponsored by Pfizer that is not included in the combined balance sheets but may be required by law in certain jurisdictions to transfer upon a separation of Upjohn from Pfizer was approximately $115 million at December 31, 2019. There are approximately $66 million of assets associated with these obligations at December 31, 2019.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Pension and Postretirement Plans

Pension expense/(income) associated with the U.S. and international locations is included in the combined statements of income as follows:

•

2019—approximately $0.2 million expense, reflecting approximately $8.5 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $8.7 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

•

2018—approximately $7 million income, reflecting approximately $19 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $12 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

•

2017—approximately $31 million expense, reflecting approximately $15 million of net periodic pension cost (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $16 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

Postretirement expense/(income) associated with the U.S. and international locations is included in the combined statements of income as follows:

•

2019—approximately $30 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn. Included in net periodic postretirement income for 2019 are curtailment and settlement gains of approximately $25 million related to the elimination of coverage for certain non-Upjohn plan participants.

•	2018—approximately $8 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn.

•	2017—approximately $3 million of net periodic postretirement cost (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn.

NOTES TO COMBINED FINANCIAL STATEMENTS

In the tables below, we have provided additional information about the expenses/(income), assets and liabilities of the pension and postretirement plans sponsored by Upjohn.

Net Periodic Benefit Costs and Changes in Other Comprehensive Income/(Loss)––Upjohn Sponsored Plans

The following table provides the annual (credit)/cost and changes in Other comprehensive income/(loss) for the Upjohn sponsored pension and postretirement plans:

	Year Ended December 31,
	Pension Plans			Postretirement Plan
(millions of dollars)	2019	2018	2017	2019	2018	2017
Service cost	$9	$7	$11	$3	$2	$2
Interest cost	43	39	41	10	11	14
Expected return on plan assets	(68)	(80)	(77)	—	—	—
Amortization of:
Actuarial losses	13	16	41	—	1	8
Prior service credits	(4)	(4)	(4)	(18)	(21)	(21)
Curtailments	(1)	—	—	(19)	(1)	—
Settlements	—	3	3	(6)	—	—

Net periodic benefit (credit)/cost reported in Income(a)	(9)	(19)	15	(31)	(8)	2
(Credit)/cost reported in Other comprehensive income/(loss)(b)	43	42	(67)	(8)	(4)	(33)

(Credit)/cost recognized in Comprehensive income	$35	$24	$(52)	$(39)	$(12)	$(30)

(a)

We adopted a new accounting standard on January 1, 2018 that requires the net periodic pension and postretirement benefit costs other than service costs to be presented in Other (income)/deductions––net on the combined statements of income. For additional information, see Note 6.

(b)

In 2019, 2018 and 2017, the changes to Other comprehensive income/(loss) for the international plans were impacted by foreign currency movements. For details of the changes in Other comprehensive income/(loss), see the benefit plan activity in the combined statements of comprehensive income.

The following table provides the amounts in Accumulated other comprehensive loss expected to be amortized into 2020 net periodic benefit costs:

(millions of dollars)	Pension Plans	Postretirement Plan
Actuarial gains/(losses)	$(16)	$1
Prior service credits	4	14

Total	$(12)	$15

NOTES TO COMBINED FINANCIAL STATEMENTS

Actuarial Assumptions—Upjohn Sponsored Plans

The following table provides the weighted-average actuarial assumptions for the Upjohn sponsored benefit plans:

	Pension Plans			Postretirement Plan
(percentages)	2019	2018	2017	2019	2018	2017
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.8%	2.4%	2.1%	3.2%	4.3%	3.7%
Rate of compensation increase	1.2%	1.1%	2.3%	—%	—%	—%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate—interest on benefit obligations	2.2%	2.0%	2.2%	4.3%	3.7%	4.2%
Discount rate—service cost	0.8%	0.8%	1.6%	4.3%	3.7%	4.2%
Expected return on plan assets	3.8%	4.2%	4.5%	—%	—%	—%
Rate of compensation increase	1.1%	2.3%	2.6%	—%	—%	—%

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous fiscal year, while the assumptions used to determine benefit obligations are established at each fiscal year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on at least an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The weighted-average discount rate for our Puerto Rico defined benefit plan is determined annually and evaluated and modified to reflect at year-end the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better that reflect the rates at which the pension benefits could be effectively settled. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA/Aa or better, including, when there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Overall, the yield curves used to measure the benefit obligations at year-end 2019 resulted in lower discount rates as compared to the prior year.

The following table provides the healthcare cost trend rate assumptions for our Puerto Rico postretirement benefit plan:

(percentages)	2019	2018
Healthcare cost trend rate assumed for next year (up to age 65)	5.6%	5.8%
Healthcare cost trend rate assumed for next year (age 65 and older)	6.0%	6.5%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2037	2037

The following table provides the effects as of December 31, 2019 of a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

(millions of dollars)	Increase	Decrease
Effect on total service and interest cost components	$(1)	$1
Effect on postretirement benefit obligation	(15)	16

NOTES TO COMBINED FINANCIAL STATEMENTS

Actuarial and other assumptions for pension and postretirement plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of the risks associated with estimates and assumptions, see Note 3B.

Obligations and Funded Status—Upjohn Sponsored Plans

The following table provides an analysis of the changes in the benefit obligations, plan assets and funded status of the Upjohn sponsored benefit plans:

	As of and for the Year Ended December 31,
	Pension Plans		Postretirement Plan(e)
(millions of dollars)	2019	2018	2019	2018
Change in benefit obligation(a):
Benefit obligation, beginning	$1,942	$2,044	$272	$296
Service cost attributable to Upjohn employees	9	7	3	2
Service cost attributable to non-Upjohn employees(b)	29	30	1	3
Interest cost	43	39	10	11
Employee contributions	—	—	3	3
Plan amendments	—	5	—	—
Changes in actuarial assumptions and other	180	(77)	(35)	(25)
Foreign exchange impact	37	(12)	—	—
Transfers from Pfizer sponsored plans(c)	58	—	—	—
Curtailments	(4)	—	(10)	—
Settlements	—	(10)	(7)	—
Benefits paid	(125)	(85)	(22)	(18)

Benefit obligation, ending	2,169	1,942	216	272

Change in plan assets:
Fair value of plan assets, beginning	1,833	1,965	—	—
Actual gain/(loss) on plan assets	208	(51)	—	—
Company contributions	42	27	19	15
Employee contributions	—	—	3	3
Foreign exchange impact	42	(13)	—	—
Transfers from Pfizer sponsored plans(c)	26	—	—	—
Settlements	—	(10)	—	—
Benefits paid	(125)	(85)	(22)	(18)

Fair value of plan assets, ending	2,027	1,833	—	—

Funded status—Plan assets less than benefit obligation(d)	$(142)	$(109)	$(216)	$(272)

(a)

For the pension plans, the benefit obligation is the projected benefit obligation (PBO). For the postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation (ABO). The accumulated benefit obligation for the dedicated pension plans was $2.1 billion in 2019 and $1.9 billion in 2018.

(b)	Service cost attributable to non-Upjohn Pfizer employees is not included in the combined statements of income.
(c)	Represents pension liabilities and pension assets in Upjohn plans formed in 2019 for Upjohn participants who previously participated in plans sponsored by Pfizer.
(d)	The unfavorable change in the pension plans’ funded status was primarily due to the addition in 2019 of net pension obligations of Upjohn participants from Pfizer sponsored plans.
(e)	Upjohn does not fund the postretirement plan but contributes to the plan as benefits are paid.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides information as to how the funded status is recognized in the combined balance sheets:

	As of December 31,
	Pension Plans		Postretirement Plan
(millions of dollars)	2019	2018	2019	2018
Noncurrent assets(a)	$165	$139	$—	$—
Current liabilities(b)	(1)	—	(18)	(21)
Noncurrent liabilities(c)	(306)	(248)	(198)	(251)

Funded status	$(142)	$(109)	$(216)	$(272)

(a)	Included in Other noncurrent assets—see Note 13B.
(b)	Included in Accrued compensation and related items.
(c)	Included in Pension benefit obligations, net and Postretirement benefit obligations, net, as appropriate.

The following table provides the pre-tax components of cumulative amounts recognized in Accumulated other comprehensive loss:

	As of December 31,
	Pension Plans		Postretirement Plan
(millions of dollars)	2019	2018	2019	2018
Actuarial gains/(losses)(a)	$(513)	$(474)	$31	$(15)
Prior service credits	30	34	40	78

Total	$(483)	$(440)	$71	$63

(a)

The accumulated actuarial losses primarily represent the impact of changes in discount rates and other assumptions that result in cumulative changes in our projected benefit obligations, as well as the cumulative difference between the expected return and actual return on plan assets. These accumulated actuarial losses are recognized in Accumulated other comprehensive loss and are amortized into net periodic benefit costs primarily over the average remaining service period for active participants for plans that are not frozen or the expected future lifetime of plan participants for frozen plans, using the corridor approach.

Information related to the funded status of the Upjohn sponsored pension plans follows:

	As of December 31,
(millions of dollars)	2019	2018
Pension plans with an accumulated benefit obligation in excess of plan assets:
Fair value of plan assets	$693	$627
Accumulated benefit obligation	990	875
Pension plans with a projected benefit obligation in excess of plan assets:
Fair value of plan assets	724	627
Projected benefit obligation	1,031	876

Plan Assets—Upjohn Sponsored Plans

The only funded Upjohn sponsored plans are the pension plans in Japan, Puerto Rico, Korea, the Philippines and Taiwan. The Japan pension plan has a PBO of $1.1 billion at December 31, 2019 and 2018 and plan assets of $1.3 billion and $1.2 billion at December 31, 2019 and December 31, 2018, respectively. The Puerto Rico pension plan has a PBO of $969 million and $875 million at December 31, 2019 and December 31, 2018, respectively, and plan assets of $692 million and $627 million at December 31, 2019 and December 31, 2018,

NOTES TO COMBINED FINANCIAL STATEMENTS

respectively. The Upjohn sponsored pension plans formed in 2019 in Korea, the Philippines and Taiwan have a PBO of $30.5 million, $3.3 million and $9.8 million, respectively, at December 31, 2019 and plan assets of $28.7 million, $2.6 million and $0.1 million, respectively, at December 31, 2019.

The following table provides the components of plan assets:

	As of December 31, 2019	Fair Value (a)			Assets Measured at NAV(b)	As of December 31, 2018	Fair Value (a)			Assets Measured at NAV(b)
(millions of dollars)		Level 1	Level 2	Level 3			Level 1	Level 2	Level 3
International pension plans
Cash and cash equivalents	$11	$—	$11	$—	$—	$17	$—	$17	$—	$—
Equity securities:
Global equity securities	—	—	—	—	—	—	—	—	—	—
Equity commingled funds	322	—	322	—	—	287	—	287	—	—
Fixed income securities:
Corporate debt securities	102	—	102	—	—	107	—	107	—	—
Government and agency obligations	52	—	52	—	—	61	—	61	—	—
Fixed income commingled funds	508	—	181	—	327	448	—	88	—	360
Other investments:
Partnership investments(c)	61	—	—	—	61	51	—	—	—	51
Insurance contracts(d)	118	—	29	89	—	85	—	—	85	—
Other commingled funds(e)	161	—	—	—	161	151	—	—	—	151

Total(f)	$1,334	$—	$696	$89	$549	$1,206	$—	$560	$85	$561

Puerto Rico pension plan
Cash and cash equivalents	$17	$4	$13	$—	$—	$22	$2	$19	$—	$1
Equity securities:
Global equity securities	165	162	3	—	—	152	150	2	—	—
Equity commingled funds	56	—	39	—	17	45	—	30	—	15
Fixed income securities:
Corporate debt securities	251	—	251	—	—	224	—	224	—	—
Government and agency obligations	85	—	85	—	—	66	—	66	—	—
Fixed income commingled funds	—	—	—	—	—	4	—	—	—	4
Other investments:
Partnership investments(c)	58	—	—	—	58	56	—	—	—	56
Insurance contracts	9	—	9	—	—	9	—	9	—	—
Other(e)	51	—	—	—	51	49	—	—	—	49

Total	$692	$166	$400	$—	$126	$627	$152	$350	$—	$125

(a)	Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3—see Note 3D.
(b)

Certain investments that are measured at net asset value (NAV) per share (or its equivalent) have not been classified in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

(c)	Primarily includes investments in private equity, private debt, public equity limited partnerships, and, to a lesser extent, real estate and venture capital.
(d)	See below for a tabular analysis of the changes in Level 3 investments valued using significant unobservable inputs.
(e)	Can include investments in hedge funds and real estate.

NOTES TO COMBINED FINANCIAL STATEMENTS

(f)	International pension plan assets are substantially all in the Japan pension plan and to a much lesser extent in the Korea, the Philippines and Taiwan pension plans.

The following table provides an analysis of the changes in our investments valued using significant unobservable inputs:

	Pension Plans Insurance Contracts
	Year Ended December 31,
(millions of dollars)	2019	2018
Fair value, beginning	$85	$85
Actual return on plan assets:
Assets held, ending	1	1
Assets sold during the period	—	—
Purchases, sales and settlements, net	—	—
Transfer into/(out of) Level 3	—	—
Exchange rate changes	3	(1)

Fair value, ending	$89	$85

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see Note 3D. For a description of the risks associated with estimates and assumptions, see Note 3B.

Equity securities, Fixed income securities and Other investments may each be combined into commingled funds. Most commingled funds are valued to reflect the interest in the fund based on the reported year-end NAV. Partnership and Other investments are valued based on year-end reported NAV (or its equivalent), with adjustments as appropriate for lagged reporting of up to three months.

The following methods and assumptions were used to estimate the fair value of our pension plans’ assets:

•

Cash and cash equivalents: Level 1 investments may include cash, cash equivalents and foreign currency valued using exchange rates. Level 2 investments may include short-term investment funds which are commingled funds priced at a stable NAV by the administrator of the funds.

•

Equity securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 1 and Level 2 investments may include commingled funds that have a readily determinable fair value based on quoted prices on an exchange or a published NAV derived from the quoted prices in active markets of the underlying securities.

•

Fixed income securities: Level 2 investments may include commingled funds that have a readily determinable fair value based on observable prices of the underlying securities. Level 2 investments may include corporate bonds, government and government agency obligations and other fixed income securities valued using bid evaluation pricing models or quoted prices of securities with similar characteristics.

•

Other investments: Level 2 investments may include insurance contracts, which invest in interest-bearing cash, U.S. government securities and corporate debt instruments. Level 3 insurance contract investments are valued using information from third party investments managers, which reflects the nature of the guarantees underlying the contracts.

NOTES TO COMBINED FINANCIAL STATEMENTS

Certain investments are authorized to include derivatives, such as equity or bond futures, swaps, options and currency futures or forwards for managing risks and exposures.

The following table provides the long-term target asset allocations ranges and the percentage of the fair value of plan assets for benefit plans:

	As of December 31,
	Target Allocation Percentage	Percentage of Plan Assets
(percentages)	2019	2019	2018
International pension plans
Cash and cash equivalents	0-10%	1%	1%
Equity securities	20-30%	24%	24%
Fixed income securities	50-60%	50%	51%
Other investments	20-30%	25%	24%

Total	100%	100%	100%

Puerto Rico pension plan
Cash and cash equivalents	0-10%	2%	4%
Equity securities	35-55%	32%	31%
Fixed income securities	28-53%	49%	47%
Other investments	5-20%	17%	18%

Total	100%	100%	100%

Global plan assets are managed with the objective of generating returns that will enable the plans to meet their future obligations, while seeking to manage net periodic benefit costs and cash contributions over the long-term. We utilize long-term asset allocation ranges in the management of our plans’ invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans’ long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile.

Each pension plan is overseen by a local committee or board that is responsible for the overall investment of the pension plan assets. In determining investment policies and associated target allocations, each committee or board considers a wide variety of factors. As such, the target asset allocation for each of our funded international pension plans is set on a standalone basis by the relevant board or committee. The target asset allocation ranges shown for the international pension plans seek to reflect the combined target allocations across all such plans, while also showing the range within which the target allocations for each plan typically falls.

The investment managers of certain separately managed accounts, commingled funds and private equity funds may be permitted to use repurchase agreements and derivative securities, including U.S. Treasury and equity futures contracts as described in each respective investment management, subscription, partnership or other governing agreement.

NOTES TO COMBINED FINANCIAL STATEMENTS

Cash Flows––Upjohn Sponsored Plans

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table provides the expected future cash flow information related to the Upjohn sponsored benefit plans:

(millions of dollars)	Pension Plans	Postretirement Plan
Expected employer contributions:
2020	$54	$18

Expected benefit payments:
2020	$137	$18
2021	107	18
2022	107	18
2023	107	18
2024	107	18
2025-2029	524	85

The above table reflects the plan benefits projected to be paid from the plans or from the general assets of the sponsoring Upjohn entities under the current actuarial assumptions used for the calculation of the projected benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

B. Defined Contribution Plans

Our employees are eligible to participate in Pfizer’s defined contribution plans, whereby employees contribute a portion of their compensation, which is partially matched, in cash, by Pfizer. Beginning on January 1, 2011, for newly hired non-union employees, rehires and transfers to the U.S. or Puerto Rico, Pfizer no longer offers a defined benefit pension plan and, instead, offers a Retirement Savings Contribution (RSC) in the defined contribution plan. The RSC is an annual non-contributory employer contribution (that is not dependent upon the participant making a contribution) determined based on each employee’s eligible compensation, age and years of service. Beginning on January 1, 2018, all non-union employees in Pfizer’s U.S. and Puerto Rico defined benefit plans transitioned to the RSC in the defined contribution plans.

Contribution expense for direct Upjohn employees, associated with non-dedicated defined contribution plans, totaled approximately $38 million in 2019, $31 million in 2018 and $23 million in 2017.

Note 16. Share-Based Payments

Our compensation programs can include grants under Pfizer’s share-based payment programs. The combined statements of income include all of the share-based payment expenses attributable to Upjohn.

Compensation programs at Upjohn can include share-based payments under various Pfizer employee stock and incentive plans. The award value is determined by reference to the fair value of share-based awards to similar employees in competitive survey data or industry peer groups used for compensation purposes and is allocated between different long term incentive vehicles, in the form of Restricted Stock Units (RSUs), Stock Options, Total Shareholder Return Units (TSRUs), Portfolio Performance Shares (PPSs), Performance Share Awards (PSAs) and Profit Units (PTUs), as determined by the Pfizer Compensation Committee. Many of our employees currently participate in certain Pfizer equity award plans. Upon any separation from Pfizer, the

NOTES TO COMBINED FINANCIAL STATEMENTS

distribution or settlement of such awards is expected to be in full or on a pro rata basis at separation or original payment dates based on retirement eligibility status in accordance with the original terms and conditions of the grants.

The primary share-based compensation awards and their general terms and conditions are as follows:

•

RSUs, which when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs. For RSUs granted during the periods presented, in virtually all instances, the units vest after three years of continuous service from the grant date.

•

Stock options, which when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the closing market price of Pfizer common stock on the date of grant.

•

TSRUs, which when vested, entitle the holder to receive a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during the five-year or seven-year term, if and to the extent the total value is positive. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of Pfizer common stock on the date of the grant. The TSRUs are automatically settled on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant, after which time there is no longer a substantial risk of forfeiture.

•

PPSs, which when vested, entitle the holder to receive, at the end of the performance period, a number of shares within a possible range of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such shares. For PPSs granted during the period presented, the awards vest after three years of continuous service from the grant date and the number of shares paid, if any, depends on the achievement of predetermined goals related to Pfizer’s long-term product portfolio during a five-year performance period from the year of the grant date. The number of shares that may be earned over the performance period ranges from 0% to 200% of the initial award.

•

PSAs, which when vested, entitle the holder to receive a number of shares of Pfizer common stock. The number of shares paid, if any, including shares resulting from dividend equivalents, for awards granted in 2015 and later, depends upon the achievement of predetermined goals related to two measures: (i) adjusted operating income (for performance years through 2018) or adjusted net income (for 2019 and later years, except for the 2017 PSAs) over three one-year periods; and (ii) Total Shareholder Return (TSR) as compared to the NYSE ARCA Pharmaceutical Index (DRG Index) over the three-year performance period. The number of shares that are earned over the performance period ranges from 0% to 200% of the initial award.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Impact on Net Income

The following table provides the components of share-based compensation expense and the associated tax benefit:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
RSU expense	$15	$12	$11
TSRU expense	14	11	7
PSA/PPS expense	2	3	2
Stock option expense	—	—	2

Share-based compensation expense-direct(a)	30	27	23
Share-based compensation expense-indirect(b)	45	77	80

Share-based compensation expense-total	76	104	103
Tax benefit for share-based compensation expense(c)	(13)	(19)	(19)

Share-based compensation expense, net of tax	$63	$85	$84

(a)	Reflects share-based compensation expense associated with direct Upjohn employees.
(b)	Reflects a portion of share-based compensation expense associated with non-Upjohn Pfizer employees deemed attributable to the Upjohn business.
(c)	2017 includes the impact of the TCJA on income taxes.

B. Restricted Stock Units (RSUs)

The value of RSU grants is measured as of the grant date using the closing price of Pfizer common stock. In virtually all instances, the units vest after three years of continuous service from the grant date and the values determined using the fair-value-based method are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and Research and development expenses, as appropriate.

NOTES TO COMBINED FINANCIAL STATEMENTS

The RSU activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Grant Date Fair Value Per Share
Nonvested, January 1, 2017	1,176	$32.47
Granted	391	34.08
Vested(a)	(546)	32.91
Reinvested dividend equivalents	46	33.43
Forfeited	(1)	33.48

Nonvested, December 31, 2017	1,066	32.87
Granted	471	35.86
Vested(b)	(260)	34.32
Reinvested dividend equivalents	46	38.96
Forfeited	(1)	34.48

Nonvested, December 31, 2018	1,322	33.86
Transferred(c)	5	34.36
Granted	428	43.09
Vested(d)	(438)	31.24
Reinvested dividend equivalents	49	39.64
Forfeited	(6)	41.20

Nonvested, December 31, 2019	1,360	$37.76

(a)

Includes the modification of 171,000 RSUs to 154 direct Upjohn employees, for the 176,000 RSUs scheduled for near-term vesting. There was no material impact to compensation expense due to the modification.

(b)

Includes the modification of 1,345 RSUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit vesting upon termination. The impact to compensation expense was immaterial.

(c)	Represents change in nonvested RSUs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(d)	Includes the modification of 839 RSUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. The impact to compensation expense was immaterial.

The following table provides data related to RSU activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested(a)	$19	$10	$19
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	$15	$14	$11
Weighted-average period over which RSU cost is expected to be recognized (years)	1.7	1.7	1.7

(a)

2019 includes the modification of 839 RSUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. 2018 includes the modification of 1,345 RSUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit vesting upon termination. The impact to compensation expense in 2019 and 2018 was immaterial. 2017 includes the modification for a commitment to pay approximately 171,000 RSUs to 154 direct Upjohn employees for 176,000 RSUs. These shares were paid in the first quarter of 2018.

C. Total Shareholder Return Units (TSRUs)

TSRUs are awarded to senior and other key management, and, beginning in 2016, to certain other employees. TSRUs entitle the holder to receive a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during

NOTES TO COMBINED FINANCIAL STATEMENTS

the five-year or seven-year term, if and to the extent the total value is positive. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of Pfizer common stock on the date of the grant. The TSRUs are automatically settled on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant, after which time there is no longer a substantial risk of forfeiture.

On October 26, 2016, Pfizer’s Compensation Committee approved the modification of current outstanding grants of TSRU awards, effective November 1, 2016, to permit a holder who is “retiree eligible” (at least age 55 with at least 10 years of service), to elect to exercise and convert his/her TSRUs when vested, into PTUs. The value received upon the election and conversion is calculated by taking the change in stock price (20 trading day average ending on the exercise date (Election Price) less the grant price) plus accumulated dividends from the grant date, times the number of TSRUs exercised. This value is divided by the Election Price to determine the number of PTUs. The PTUs will be entitled to earn Dividend Equivalent Units (DEUs), and the PTUs and DEUs will be settled in Pfizer common stock on the TSRUs original settlement date (i.e., the fifth or seventh anniversary of grant), and will be subject to all of the terms and conditions of the original grant including forfeiture provisions. Beginning in 2017, TSRUs were granted with the right for retirement-eligible employees to elect to exercise and convert their TSRUs, when vested, into PTUs.

The value of TSRU grants is measured as of the grant date using a Monte Carlo simulation model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and/or Research and development expenses, as appropriate.

The following table provides the weighted-average assumptions used in the valuation of TSRUs:

	Year Ended December 31,
	2019	2018	2017
Expected dividend yield(a)	3.27%	3.73%	3.69%
Risk-free interest rate(b)	2.55%	2.60%	1.97%
Expected stock price volatility(c)	18.34%	20.00%	18.39%
Contractual term (years)	5.15	5.09	5.07

(a)	Determined using a constant dividend yield during the expected term of the Pfizer TSRU.
(b)	Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c)	Determined using implied volatility, after consideration of historical volatility for Pfizer stock.

NOTES TO COMBINED FINANCIAL STATEMENTS

The TSRU activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Grant Date Fair Value Per TSRU	Weighted- Average Grant Price Per TSRU
Nonvested, January 1, 2017	2,304	$5.91	$30.99
Granted	2,124	6.20	34.06
Vested	(172)	6.45	32.23
Forfeited	(3)	6.04	33.01

Nonvested, December 31, 2017	4,253	6.04	32.47
Granted	2,079	7.40	35.75
Vested(a)	(162)	6.60	34.60
Forfeited	(5)	6.74	34.36

Nonvested, December 31, 2018	6,165	6.48	33.52
Transferred(b)	(49)	6.82	35.08
Granted	2,192	8.53	43.35
Vested(c)	(1,992)	5.82	30.64
Forfeited	(19)	8.16	41.70

Nonvested, December 31, 2019	6,297	$7.40	$37.81

(a)

Includes the modification of approximately 6,800 TSRUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

(b)	Represents change in nonvested TSRUs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(c)

Includes the modification of approximately 18,000 TSRUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

The following table summarizes TSRU and PTU activity for direct Upjohn employees under Pfizer plans as of December 31, 2019(a):

	TSRUs (thousands)	PTUs (thousands)	Weighted- Average Grant Price per TSRU	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
TSRUs outstanding	8,492	—	$36.01	2.7	$60
TSRUs vested(b)	2,195	—	30.84	1.2	30
TSRUs expected to vest(c)	6,047	—	37.71	3.2	30
TSRUs exercised and converted to PTUs(d)	—	28	$—	—	$1

(a)	In 2019, we settled 223,702 TSRUs with a weighted-average grant price of $28.37 per unit.
(b)

Includes the modification of approximately 6,800 TSRUs to one direct Upjohn employee for 2018 and 18,000 TSRUs to two direct Upjohn employees for 2019 in connection with Pfizer’s reorganization initiative––see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

(c)	The number of TSRUs expected to vest takes into account an estimate for expected forfeitures.
(d)	In 2019, 71,110 TSRUs with a weighted-average grant price of $30.78 per unit were converted into 27,514 PTUs.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides data related to TSRU activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars, except per TSRU amounts)	2019	2018	2017
Weighted-average grant-date fair value per TSRU	$8.53	$7.40	$6.20
Total compensation cost related to nonvested TSRU grants not yet recognized, pre-tax	$15	$12	$10
Weighted-average period over which TSRU cost is expected to be recognized (years)	1.7	1.7	1.7

D. Portfolio Performance Shares (PPS)

The value of PPS grants is measured as of the grant date using the intrinsic value method, for which the closing price of Pfizer’s common stock is used. The values are amortized on a straight-line basis over the probable vesting term into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer’s common stock, changes in the number of shares that are probable of being earned and changes in Pfizer management’s assessment of the probability that the specified performance criteria will be achieved and/or changes in Pfizer management’s assessment of the probable vesting term for PPSs.

The PPS activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Intrinsic Value Per Share
Nonvested, January 1, 2017	171	$32.48
Granted	17	34.06
Vested	(61)	34.28
Forfeited	—	—

Nonvested, December 31, 2017	127	36.22
Granted	16	35.84
Vested	(57)	37.09
Forfeited	—	—

Nonvested, December 31, 2018	86	43.65
Transferred(a)	5	43.65
Granted	12	43.35
Vested	(48)	43.08
Forfeited	—	—

Nonvested, December 31, 2019(b)	55	$39.18

(a)	Represents change in nonvested PPSs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(b)	Vested and non-vested shares outstanding, but not paid as of December 31, 2019 were 157,000.

The following table provides data related to PPS activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested	$1	$1	$1
Total compensation cost related to nonvested PPS awards not yet recognized, pre-tax	$—	$—	$1
Weighted-average period over which PPS cost is expected to be recognized (years)	1.6	1.6	1.4

NOTES TO COMBINED FINANCIAL STATEMENTS

E. Performance Share Awards (PSA)

The values of PSA grants are measured as of the grant date using the intrinsic value method, for which the closing price of Pfizer’s common stock is used. The values are amortized on a straight-line basis over the probable vesting term into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer’s common stock, changes in the number of shares that are probable of being earned and changes in management’s assessment of the probability that the specified performance criteria will be achieved, and of the probable vesting term for PSAs.

The PSA activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Intrinsic Value Per Share
Nonvested, January 1, 2017	101	$32.48
Granted	31	34.06
Vested(a)	(39)	35.42
Forfeited	(26)	34.96

Nonvested, December 31, 2017	67	36.22
Granted	44	35.74
Vested	—	37.09

Nonvested, December 31, 2018	111	43.65
Transferred(b)	(16)	43.65
Granted	105	43.35
Vested	(24)	42.93
Forfeited	(8)	42.93

Nonvested, December 31, 2019	169	$39.18

(a)

Includes the modification for a commitment to pay 22,000 PSAs to six direct Upjohn employees for the 22,000 PSAs scheduled for near-term vesting. There was no material impact to compensation expense due to the modification.

(b)	Represents change in nonvested PSAs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.

The following table provides data related to PSA activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested(a)	$1	$—	$1
Total compensation cost related to nonvested PSA awards not yet recognized, pre-tax	$1	$1	$1
Weighted-average period over which PSA cost is expected to be recognized (years)	2.0	1.8	1.8

(a)	In 2017, includes the modification for a commitment to pay approximately 22,000 PSAs to six direct Upjohn employees for 22,000 PSAs. These shares were paid in the first quarter of 2018.

F. Stock Options

Stock options are accounted for using a fair-value-based method at the date of grant in the combined statements of income.

Beginning in 2016, only a limited set of overseas employees received stock option grants. No stock options were awarded to senior and other key management in any period presented; however, stock options were

NOTES TO COMBINED FINANCIAL STATEMENTS

awarded to certain other employees. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of ten years. In most cases, stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a sale of business or plant closing or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

The value of stock option grants is measured as of the grant date using the Black-Scholes-Merton option-pricing model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and/or Research and development expenses, as appropriate.

The following table provides the weighted-average assumptions used in the valuation of stock options:

	Year Ended December 31,
	2019	2018	2017
Expected dividend yield(a)	3.27%	3.73%	3.69%
Risk-free interest rate(b)	2.66%	2.85%	2.23%
Expected stock price volatility(c)	18.34%	20.02%	18.39%
Expected term (years)(d)	6.75	6.75	6.75

(a)	Determined using a constant dividend yield during the expected term of the Pfizer stock option.
(b)	Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c)	Determined using implied volatility, after consideration of historical volatility for Pfizer stock.
(d)	Determined using historical exercise and post-vesting termination patterns.

The Pfizer stock option activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(a) (millions)
Outstanding, January 1, 2017	6,326	$27.99
Granted	55	34.06
Exercised	(1,024)	25.66
Forfeited	(1)	34.59
Expired	(6)	25.68

Outstanding, December 31, 2017	5,350	28.49
Granted	66	35.74
Exercised	(1,814)	28.04
Forfeited	—	—
Expired	(7)	23.04

Outstanding, December 31, 2018	3,595	28.87
Transferred(b)	347	20.19
Granted	112	43.35
Exercised	(542)	24.84
Forfeited	—	—
Expired	(4)	12.70

Outstanding, December 31, 2019	3,508	30.14	4.2	$32
Vested and expected to vest, December 31, 2019(c)	3,492	30.10	4.2	$32
Exercisable, December 31, 2019	3,187	$29.36	3.8	$31

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)	Market price of underlying Pfizer common stock less exercise price.
(b)	Represents change in nonvested stock options outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(c)	The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to stock option activity for direct Upjohn employees under Pfizer plans:

	Year Ended/As of December 31,
(millions of dollars, except per stock option amounts)	2019	2018	2017
Weighted-average grant date fair value per stock option	$5.98	$5.06	$4.01
Aggregate intrinsic value on exercise	$9	$21	$9
Cash received upon exercise	$13	$51	$26
Tax benefits realized related to exercise	$1	$3	$1
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	$1	$—	$1
Weighted-average period over which stock option compensation cost is expected to be recognized (years)	1.7	1.8	0.8

Note 17. Commitments and Contingencies

Upjohn is subject to numerous contingencies arising in the ordinary course of business, including but not limited to, those discussed below. For a discussion of our tax contingencies, see Note 7D.

A. Legal Proceedings

Our non-tax contingencies can include, but are not limited to, the following:

•

Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. We are the plaintiff in many but not all of these actions. An adverse outcome in actions in which we are the plaintiff could result in loss of patent protection for a drug, a significant loss of revenues from that drug or impairment of the value of associated assets, and in some cases, liability where we are defendants for allegedly causing delay of generic entry.

•

Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

•	Commercial and other matters, which can include product-pricing claims, environmental claims and proceedings and employee litigation, can involve complexities that will vary from matter to matter.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

NOTES TO COMBINED FINANCIAL STATEMENTS

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to a multi-district litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings—Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to, those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Patent rights to certain of our products are being challenged in various jurisdictions throughout the world. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payers, governments or other parties are seeking damages from us for allegedly causing delay of generic entry. We also may be involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our existing products. We are also subject to patent litigation pursuant to which one or more third parties seeks damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products is found to infringe valid patent rights of a third party, such third party may be awarded significant damages, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold in the event that we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

NOTES TO COMBINED FINANCIAL STATEMENTS

Lyrica

•	Canada

In June 2014, Pharmascience Inc. commenced an action against Pfizer Canada Inc., Warner-Lambert Company and Warner- Lambert Company LLC (the Pfizer Canada Defendants) seeking damages in connection with an earlier unsuccessful patent litigation brought by the Pfizer Canada Defendants involving pregabalin. The case is in the discovery phase and the court has not yet scheduled a trial date.

•	Japan

Sawai Pharmaceutical Company Limited (a Japanese generic company) (Sawai) filed an invalidation action against the Lyrica pain use patent in the Japanese Patent Office (JPO) in January 2017. Nissin Pharmaceutical Company Limited (Nissin) and Sandoz intervened and their arguments were considered with those of Sawai. Hexal AG has filed a separate invalidation action that has been stayed pending the result of the Sawai/Nissin case. Nippon Chemiphar and Teva have also subsequently been allowed to intervene in the case. In February 2019, the JPO issued an interim decision indicating the granted claims were potentially invalid. In July 2019, we submitted proposed claim amendments to the JPO to overcome the issues raised by the interim decision, as well as additional arguments supporting the validity of the patent. In November 2019, we received the third-party challengers’ rebuttal briefs and on February 13, 2020 we submitted our final reply brief to the JPO.

•	United Kingdom

In June 2014, Mylan N.V. (Mylan) filed an invalidity action against the Lyrica pain use patent in the High Court. In September 2014, Actavis UK Ltd (Actavis) also filed an invalidity action in the same court. In December 2014, we filed in the High Court an infringement action against Actavis requesting preliminary relief. Our request for preliminary relief was denied in a January 2015 hearing and the denial subsequently was confirmed on appeal.

In February 2015, the National Health Service (NHS) England was ordered by the High Court, as an intermediary, to issue guidance for prescribers and pharmacists directing the prescription and dispensing of Lyrica by brand when pregabalin was prescribed for the treatment of neuropathic pain. NHS Wales and NHS Northern Ireland also issued prescribing guidance. The guidance to prescribe and dispense Lyrica for neuropathic pain was withdrawn upon patent expiration in July 2017. The Mylan and Actavis invalidity actions were heard in the High Court at the same time as the Actavis infringement action. In September 2015, the High Court ruled that (i) Actavis had not infringed the pregabalin pain patent; (ii) certain patent claims directed generally to pain and neuropathic pain were not valid; and (iii) other patent claims for other types of neuropathic pain were valid. All parties appealed.

In October 2016, the Court of Appeal dismissed all appeals and affirmed the High Court’s decision. In March 2017, the Supreme Court of the United Kingdom granted Pfizer leave to appeal the Court of Appeal’s decision, and subsequently granted the generic companies leave to appeal as well. In November 2018, the Supreme Court issued its decision finding all claims relevant to the neuropathic pain indications were invalid.

We also filed infringement actions against Teva Pharmaceuticals Industries Ltd. (Teva) and Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s) in February 2015, seeking the same relief as in the action against Actavis. Dr. Reddy’s filed invalidity counterclaims. These actions were stayed pending the outcome of the Actavis and Mylan cases.

In October 2015, after Sandoz launched a full label generic pregabalin product, we obtained from the High Court a preliminary injunction enjoining Sandoz from further sales of the product and ordering them to provide

NOTES TO COMBINED FINANCIAL STATEMENTS

the identity of the parties holding the Sandoz product. After Sandoz advised that the parties were wholesaler AAH Pharmaceuticals Ltd and pharmacy chain Lloyds Pharmacy (supplied by AAH), we noticed these parties, requesting the cessation of further sales and the withdrawal of the Sandoz generic pregabalin product. In October 2015, after Lloyds was added to the Sandoz action as a respondent, we obtained a preliminary order from the High Court pursuant to which Lloyds was required to advise its pharmacists that the Sandoz generic pregabalin product should not be dispensed. In November 2015, the High Court confirmed the preliminary injunction against Sandoz and Lloyds. Upon agreement of the parties, in December 2015, the proceedings against Lloyds were terminated, and the proceedings against Sandoz were stayed pending outcome in the Actavis and Mylan cases. In December 2016, Sandoz sought to withdraw the preliminary injunction, however, in December 2016, the London High Court denied Sandoz’s request and the preliminary injunction remained in place until patent expiration in July 2017.

A2. Legal Proceedings—Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Effexor

Beginning in May 2011, actions, including purported class actions, were filed in various federal courts against Wyeth (a subsidiary of Pfizer) and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased, indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants’ allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR in the Orange Book, enforcing certain patents for Effexor XR and entering into a litigation settlement agreement with a generic drug manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey.

In October 2014, the District Court dismissed the direct purchaser plaintiffs’ claims based on the litigation settlement agreement, but declined to dismiss the other direct purchaser plaintiff claims. In January 2015, the District Court entered partial final judgments as to all settlement agreement claims, including those asserted by direct purchasers and end-payer plaintiffs, which plaintiffs appealed to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Lipitor

•	Antitrust Actions

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal courts against, among others, Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, Inc. (Ranbaxy) and certain affiliates of Ranbaxy. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed

NOTES TO COMBINED FINANCIAL STATEMENTS

patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from March 2010 until the cessation of the defendants’ allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a Multi-District Litigation (In re Lipitor Antitrust Litigation MDL-2332) in the U.S. District Court for the District of New Jersey.

In September 2013 and 2014, the District Court dismissed with prejudice the claims by direct purchasers. In October and November 2014, the District Court dismissed with prejudice the claims of all other Multi-District Litigation plaintiffs. All plaintiffs have appealed the District Court’s orders dismissing their claims with prejudice to the U.S. Court of Appeals for the Third Circuit. In addition, the direct purchaser class plaintiffs appealed the order denying their motion to amend the judgment and for leave to amend their complaint to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Also, in January 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy, among others, that asserts claims and seeks relief on behalf of the State of West Virginia and residents of that state that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

•	Personal Injury Actions

A number of individual and multi-plaintiff lawsuits have been filed against us in various federal and state courts alleging that the plaintiffs developed type 2 diabetes purportedly as a result of the ingestion of Lipitor. Plaintiffs seek compensatory and punitive damages.

In February 2014, the federal actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Lipitor (Atorvastatin Calcium) Marketing, Sales Practices and Products Liability Litigation (No. II) MDL-2502) in the U.S. District Court for the District of South Carolina. Since 2016, certain cases in the Multi-District Litigation were remanded to certain state courts. In January 2017, the District Court granted our motion for summary judgment, dismissing substantially all of the remaining cases pending in the Multi-District Litigation. In January 2017, the plaintiffs appealed the District Court’s decision to the U.S. Court of Appeals for the Fourth Circuit. In June 2018, the U.S. Court of Appeals for the Fourth Circuit affirmed the District Court’s decision.

Viagra

Since April 2016, a Multi-District Litigation has been pending in the U.S. District Court for the Northern District of California (In Re: Viagra (Sildenafil Citrate) Products Liability Litigation, MDL-2691), in which plaintiffs allege that they developed melanoma and/or the exacerbation of melanoma purportedly as a result of the ingestion of Viagra. Additional cases filed against Eli Lilly and Company (Lilly) with respect to Cialis have also been consolidated in the Multi-District Litigation (In re: Viagra (Sildenafil Citrate) and Cialis (Tadalafil) Products Liability Litigation, MDL-2691). In January 2020, the District Court granted our and Lilly’s motion to exclude all of plaintiffs’ general causation opinions.

NOTES TO COMBINED FINANCIAL STATEMENTS

A3. Legal Proceedings—Commercial and Other Matters

Contracts with Iraqi Ministry of Health

In October 2017, a number of United States service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health, and seeks monetary relief. In July 2018, the U.S. Department of Justice requested documents related to this matter, which are being provided.

A4. Legal Proceedings—Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations. In addition, in a qui tam lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Phenytoin Sodium Capsules

In 2012, Pfizer sold the U.K. Marketing Authorisation for phenytoin sodium capsules to a third party, but retained the right to supply the finished product to that third party. In May 2013, the U.K. Competition & Markets Authority (CMA) informed us that it had launched an investigation into the supply of phenytoin sodium capsules in the U.K. market. In August 2015, the CMA issued a Statement of Objections alleging that Pfizer and Pfizer Limited, a U.K. subsidiary, engaged in conduct that violates U.K. and EU antitrust laws. In December 2016, the CMA imposed a £84.2 million fine on Pfizer and Pfizer Limited. Pfizer appealed the CMA decision to The Competition Appeal Tribunal (the Tribunal) in February 2017. On June 7, 2018, the Tribunal overturned the CMA decision as well as the associated fine. The CMA appealed the judgment to the Court of Appeal. In March 2020, the Court of Appeal affirmed the Tribunal’s decision.

Greenstone Investigations

•	U.S. Department of Justice Antitrust Division Investigation

Since July 2017, the U.S. Department of Justice’s Antitrust Division has been investigating our Greenstone generics business. We believe this is related to an ongoing broader antitrust investigation of the generic pharmaceutical industry. The government has been obtaining information from Greenstone.

•	State Attorneys General Generics Antitrust Litigation

In April 2018, Greenstone received requests for information from the Antitrust Department of the Connecticut Office of the Attorney General. In May 2019, Attorneys General of more than 40 states plus the District of Columbia and Puerto Rico filed a complaint against a number of pharmaceutical companies, including Greenstone and Pfizer. The matter has been consolidated with a Multi-District Litigation (In re: Generic Pharmaceuticals Pricing Antitrust Litigation MDL No. 2724) in the Eastern District of Pennsylvania. As to Greenstone and Pfizer, the complaint alleges anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws.

NOTES TO COMBINED FINANCIAL STATEMENTS

Contracts with Iraqi Ministry of Health

For information regarding U.S. government investigations related to contracts with the Iraqi Ministry of Health, see Note 17A3.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2019, recorded amounts for the estimated fair value of these indemnifications are not significant.

C. Commitments

•

As of December 31, 2019, we have agreements totaling $69 million to purchase goods and services that are enforceable and legally binding and include amounts primarily relating to a utilities contract at the Vega Baja manufacturing site in Puerto Rico and advertising commitments.

•

As of December 31, 2019, in connection with the TCJA, we have an estimated $4.3 billion repatriation tax liability on accumulated post-1986 earnings of foreign subsidiaries for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026. With respect to the aforementioned repatriation tax liability, it is reported in Income taxes payable (approximately $320 million due in April 2020) and the remaining liability is reported in noncurrent Other taxes payable in our combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019. Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. See Note 7A for additional information.

Note 18. Segment, Geographic and Revenue Information

A. Segment Information

We manage our commercial operations through three distinct business segments: Developed Markets; Greater China; and Emerging Markets. The operating segments are each led by a single manager. Each operating segment has responsibility for its commercial activities.

We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Operating Segments

•	Developed Markets consists of the U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand.

•	Greater China consists of China, Hong Kong, Macau and Taiwan.

•	Emerging Markets consists of Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East.

NOTES TO COMBINED FINANCIAL STATEMENTS

Our chief operating decision maker uses the revenues and earnings of the three operating segments, among other factors, for performance evaluation and resource allocation.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs, if any, associated with the following:

•	RDM costs managed by the Upjohn R&D organization as well as costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

•

Corporate and other unallocated costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance, and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs (such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with our manufacturing, which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment (such as all strategy, business development, portfolio management and valuation capabilities, which previously had been reported in various parts of the organization) as business unit (segment) management does not manage these costs.

•

Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition- related costs, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the combined company; and (iii) certain significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items can include, but are not limited to, non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets

We manage our assets on a total company basis, not by operating segment. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $16.4 billion as of December 31, 2019 and $17.0 billion as of December 31, 2018.

NOTES TO COMBINED FINANCIAL STATEMENTS

Selected Income Statement Information

The following table provides selected income statement information by reportable segment:

	Revenues			Earnings(a)			Depreciation and Amortization(b)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
(millions of dollars)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reportable Segments:
Developed Markets	$6,748	$8,848	$10,203	$4,802	$6,399	$7,515	$79	$79	$90
Greater China	2,430	2,396	1,950	1,760	1,728	1,435	9	10	11
Emerging Markets	1,065	1,186	1,207	678	742	744	16	20	22

Total reportable segments	10,244	12,431	13,359	7,240	8,868	9,693	104	110	123
Other business activities(c)	—	—	—	(249)	(268)	(308)	—	1	1
Reconciling Items:
Corporate and other unallocated(d)	—	—	—	(1,066)	(1,206)	(1,196)	56	71	66
Purchase accounting adjustments(d)	—	—	—	(145)	(151)	(159)	149	158	168
Certain significant items(d), (e)	—	—	—	(449)	(188)	(195)	1	13	17

	$10,244	$12,431	$13,359	$ 5,331	$ 7,056	$ 7,835	$311	$353	$375

(a)	Income before provision/(benefit) for taxes on income.
(b)

Certain production facilities are shared. Depreciation is allocated based on estimates of physical production. Amounts here relate solely to the depreciation and amortization associated with ongoing operations.

(c)

Other business activities include the (i) allocation of costs managed by the Upjohn RDM organization, primarily for existing brand innovation; and (ii) allocation of costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

(d)	For a description, see the “Other Costs and Business Activities” section above.
(e)

Certain significant items are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis.

For Earnings in 2019, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $185 million (of which $140 million is direct)–see Note 5; and (ii) other charges of $263 million, which primarily includes net charges for certain legal matters of $252 million–see Note 6 and an upfront license fee payment of $4.5 million to Genzum, which was recorded in Research and development expenses–see Note 4.

For Earnings in 2018, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $89 million (of which $16 million income is direct)–see Note 5; and (ii) other charges of $99 million, which primarily includes net charges for certain legal matters of $73 million–see Note 6, a $30 million charge in Selling, informational and administrative expenses for a special one-time bonus paid to virtually all colleagues excluding executives, which was one of several actions taken by Pfizer after evaluating the expected positive net impact of the December 2017 enactment of the legislation commonly referred to as the TCJA; and $13 million income in connection with the 2017 hurricanes in Puerto Rico.

For Earnings in 2017, certain significant items includes: (i) restructuring credits and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $21 million income (of which $81 million income is direct)–see Note 5; and (ii) other charges of $217 million, which primarily includes net charges for certain legal matters of $128 million–see Note 6 and charges for inventory losses and costs incurred in connection with the 2017 hurricanes in Puerto Rico of $102 million.

The operating segment information does not purport to represent the revenues, costs and income before provision for taxes on income that each of our operating segments would have recorded had each segment operated as a standalone company during the periods presented.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Geographic Information

Revenues exceeded $200 million in each of four countries outside the U.S. in 2019, 2018 and 2017. The U.S. (including Puerto Rico), China and Japan were the only countries to contribute more than 10% of total revenues in each year. U.S. revenues were $3.3 billion in 2019, $5.1 billion in 2018 and $6.1 billion in 2017. China revenues were $2.2 billion in 2019 and 2018 and $1.7 billion in 2017. Japan revenues were $1.6 billion in 2019, 2018 and 2017.

The following table provides long-lived assets by country:

	As of December 31,
(millions of dollars)	2019	2018
Property, plant and equipment, less accumulated depreciation:
United States (including Puerto Rico)	$385	$397
Singapore	326	342
China	177	134
Rest of world	111	79

Property, plant and equipment, less accumulated depreciation	$999	$952

C. Other Revenue Information

Significant Customers

We sell our products to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers. In 2019, sales to our three largest U.S. wholesaler customers represented approximately 13%, 10% and 7% of total revenues, respectively. In 2018, sales to our three largest U.S. wholesaler customers represented approximately 17%, 13% and 9% of total revenues, respectively. In 2017, sales to our three largest U.S. wholesaler customers represented approximately 19%, 13% and 10% of total revenues, respectively. For all years presented, these sales and related trade accounts receivable were concentrated in the Developed Markets segment.

Revenues by Major Product and by Segment

The following table provides significant revenues by major product:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Lyrica	$3,330	$4,975	$5,077
Lipitor	1,972	2,029	1,851
Norvasc	953	1,023	932
Celebrex	724	670	775
Viagra	526	659	1,204
Effexor	334	316	297
Zoloft	294	301	291
Xalatan/Xalacom	281	316	335
Xanax	197	198	225
Revatio	136	214	252
Greenstone(a)	538	626	833
Other	958	1,103	1,287

Total revenues	$10,244	$12,431	$13,359

NOTES TO COMBINED FINANCIAL STATEMENTS

(a)

Includes revenues of approximately $174 million in 2019, $159 million in 2018 and $167 million in 2017 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, we make a profit-sharing payment to Allergan.

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2019
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$3,125	$71	$135	$3,330
Lipitor	523	1,227	223	1,972
Norvasc	300	536	116	953
Celebrex	422	177	125	724
Viagra	257	199	69	526
Effexor	255	44	35	334
Zoloft	163	73	58	294
Xalatan/Xalacom	216	15	50	281
Xanax	146	5	46	197
Revatio	122	8	7	136
Greenstone	538	—	—	538
Other	681	76	201	958

Total revenues	$6,748	$2,430	$1,065	$10,244

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2018
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$4,765	$59	$151	$4,975
Lipitor	527	1,255	247	2,029
Norvasc	319	558	146	1,023
Celebrex	375	154	142	670
Viagra	405	178	77	659
Effexor	244	38	33	316
Zoloft	183	62	57	301
Xalatan/Xalacom	248	15	53	316
Xanax	142	4	52	198
Revatio	199	7	8	214
Greenstone	626	—	—	626
Other	815	67	220	1,103

Total revenues	$8,848	$2,396	$1,186	$12,431

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2017
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$4,862	$44	$172	$5,077
Lipitor	623	986	242	1,851
Norvasc	352	454	126	932
Celebrex	472	132	170	775
Viagra	969	164	72	1,204
Effexor	229	36	32	297
Zoloft	184	51	57	291
Xalatan/Xalacom	270	9	56	335
Xanax	171	4	50	225
Revatio	235	8	9	252
Greenstone	833	—	—	833
Other	1,005	61	221	1,287

Total revenues	$10,203	$1,950	$1,207	$13,359

Note 19. Related Party Transactions

These combined financial statements include related party transactions, such as sales to Pfizer, the costs of goods manufactured in manufacturing plants that were shared with other Pfizer business units and other operating activities between Pfizer and Upjohn.

Substantially all balances from transactions among Upjohn and Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the combined balance sheets. At December 31, 2019, included in Other current assets are related party receivables from Pfizer of $4 million related to an employee secondment agreement and intercompany lease agreement at our Tuas, Singapore manufacturing site described below. At December 31, 2019, included in Other noncurrent liabilities is a related party payable to Pfizer of $1 million, related to a transfer agreement for certain manufacturing assets. There were no balances from transactions among Upjohn and Pfizer that are expected to be cash-settled as of December 31, 2018. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the combined balance sheets, for all periods presented, and represent the net of amounts settled without payment (to)/from Pfizer. Such amounts are reflected in the combined statements of cash flows based on the cash flows made by Pfizer on behalf of Upjohn, with the offset reflected in Net financing activities with Pfizer in the financing section.

Pfizer uses a centralized approach to cash management and financing its operations. During the periods covered by these combined financial statements, excess cash receipts were remitted to Pfizer on a regular basis and are reflected within Business unit equity in the combined financial statements. Similarly, Upjohn cash disbursements were predominantly funded through Pfizer’s cash accounts and are reflected within Business unit equity in the combined financial statements.

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our combined financial statements reflect an allocation of these costs (see Note 2). Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as an independent standalone company during the periods presented.

NOTES TO COMBINED FINANCIAL STATEMENTS

Pfizer and the new company to be formed by the planned combination of the Upjohn Business and Mylan (see Note 1) will enter into certain additional agreements that will govern certain arrangements between them following the consummation of the transaction relating to, among other things, tax matters, employee matters, intellectual property matters, transition services and manufacturing and supply arrangements. Such agreements are generally expected to become effective upon the consummation of the planned combination of Upjohn and Mylan.

Intercompany Leases with Pfizer—Effective May 27, 2019, Upjohn entered into operating leases with a subsidiary of Pfizer (lessee) to lease its manufacturing plant and equipment in Singapore to Pfizer (for information about the leased assets, see Note 11). The leases are for five years but the lessee may terminate or extend the term upon agreement without penalty. The lease payment includes variable payments for property tax and plant insurance. The residual value of the underlying assets was calculated using the depreciation and book value included in the lease contract terms. To manage the risk of the residual assets, plant insurance is included in the lease payments.

We had the following lease income related to these operating leases with Pfizer, which is included in Other (income)/ deductions—net (see Note 6):

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Buildings	$7	$—	$—
Machinery and equipment	17	—	—

Total lease income from Pfizer	$24	$—	$—

The undiscounted cash flows we expect to receive from Pfizer under these operating leases are as follows:

(millions of dollars)
Period	Expected Undiscounted Cash Inflows
Next one year(a)	$45
1-2 years	45
2-3 years	45
3-4 years	45
4-5 years	23

Total lease payments	$203

(a)	Reflects lease payments due within 12 months subsequent to the December 31, 2019 balance sheet date.

Also, in connection with the property and equipment lease agreements in Singapore, Pfizer and Upjohn entered into an employee secondment agreement whereby certain Upjohn employees carry out the Pfizer manufacturing operations at the leased site and in return Pfizer reimburses Upjohn for the costs, primarily salaries, of those employees. The service agreement is for a term of five years but, subject to the terms of the agreement, can be terminated or extended upon agreement without penalty. Included in Other current assets as of December 31, 2019 is a receivable of $4 million due from Pfizer associated with the service and lease agreements (see Note 13A).

Net Transfers—Pfizer—Net transfers (to)/from Pfizer are included within Total Equity.

NOTES TO COMBINED FINANCIAL STATEMENTS

The components of Net transfers—Pfizer on the combined statements of equity are as follows:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Centralized cash management(a)	$(6,479)	$(8,622)	$(10,325)
Pfizer cost allocations(b)	1,015	1,796	1,850
Cash taxes paid(c)	1,076	1,252	1,216
Defined benefit plans transferred from Pfizer(d)	(32)	—	—
Cumulative effect of adopting new accounting standards(e)	—	(3)	—

Net transfers—Pfizer(f)	$(4,421)	$(5,576)	$(7,259)

(a)

Includes net cash remitted to Pfizer under Pfizer’s centralized cash management system. The Upjohn Business participates in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are predominantly funded as needed by Pfizer.

(b)	Reflects allocations of costs for certain support functions that were provided to Upjohn on a centralized basis within Pfizer (see Note 2).
(c)

Includes taxes deemed paid by Pfizer on behalf of Upjohn, which were derived as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business. Included in 2019 and 2018 are taxes associated with the repatriation tax liability on accumulated post-1986 foreign earnings (see Note 7A).

(d)	For 2019, represents newly formed Upjohn defined benefit plans for participants who previously participated in defined benefit plans sponsored by Pfizer (see Note 15).
(e)

For 2018, includes the cumulative effect of the adoption of the new accounting standards at the beginning of 2018 for revenues (an increase of $55 million after tax) and for income tax accounting (a decrease of $58 million).

(f)	As presented on the combined statements of equity for the years ended December 31, 2019, 2018 and 2017.

Note 20. Subsequent Events

On January 23, 2020, Upjohn China entered into a definitive agreement to acquire Shanghai Minghui Pharmaceutical Co., Ltd. (Minghui) from Shanghai Pharmaceutical Co., Ltd., which is a state-owned enterprise in China. After the completion of a listing and bidding process, Upjohn agreed to acquire Minghui for 40 million renminbi (RMB) (approximately $6 million). Through this acquisition, Upjohn expects to acquire a Drug Distribution License in China and a Good Supply Practices certification in China. As of February 3, 2020, we remitted the purchase price of RMB 40 million (approximately $6 million) to SUAEE, the institution managing the listing and bidding process. The payments will not be released by SUAEE to the seller until the conditions precedent to the closing of the transaction have been met. The transaction is expected to close in April 2020. The acquisition of Minghui is expected to be accounted for by Upjohn as the acquisition of a group of assets rather than the acquisition of a business.

Upjohn has evaluated subsequent events from the balance sheet date through March 20, 2020, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

PFIZER INC.,

UPJOHN INC.,

UTAH ACQUISITION SUB INC.,

MYLAN N.V.,

MYLAN I B.V. and

MYLAN II B.V.

Dated as of July 29, 2019

A-i

A-ii

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Utah Merger Proposal
Exhibit C	Utah Merger Notes
Exhibit D	Form of Sale Agreement
Exhibit E	Form of Exchangeable Note
Exhibit F	Form of Utah Representation Letter
Exhibit G	Supplemental Ruling

A-iii

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) dated as of July 29, 2019, is by and among Pfizer Inc., a Delaware corporation (“Pluto”), Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”), Utah Acquisition Sub Inc., a Delaware corporation and an indirectly wholly owned Subsidiary of Spinco (“Spinco Sub” and together with Spinco, the “Spinco Parties”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Utah”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah (“Utah Newco”), Mylan II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah Newco (“Utah Newco Sub” and together with Utah and Utah Newco, the “Utah Parties”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Utah is a public company with limited liability incorporated under the laws of the Netherlands with its outstanding ordinary shares, nominal value €0.01 per share (“Utah Ordinary Shares”), listed and traded on the NASDAQ Stock Market (the “NASDAQ”);

WHEREAS, Pluto is a Delaware corporation with its outstanding shares of common stock, par value $0.05 per share (“Pluto Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”);

WHEREAS, Pluto, acting through itself and its direct and indirect Subsidiaries, currently conducts the Pluto Business and the Spinco Business;

WHEREAS, contemporaneously with the execution of this Agreement, Pluto and Spinco are entering into the Separation and Distribution Agreement, pursuant to which Pluto will separate the Spinco Business from the Pluto Business so that, as of the Distribution Date, the Spinco Business is held by members of the Spinco Group and the Pluto Business is held by members of the Pluto Group (the “Separation”);

WHEREAS, to effect the Separation, Pluto shall, and cause members of the Pluto Group to, contribute, convey, transfer, assign and deliver to Spinco and members of the Spinco Group, and Spinco and members of the Spinco Group shall accept and assume from Pluto and members of the Pluto Group, all of the right, title and interest of Pluto and the members of the Pluto Group in, to and under certain assets and liabilities relating to the Spinco Business, in each case on the terms and subject to the conditions set forth in the Separation and Distribution Agreement (the “Contribution”);

WHEREAS, in connection with the Separation and in partial consideration of the Contribution, Spinco will make a cash payment of $12,000,000,000 to Pluto pursuant to the Spinco Cash Distribution;

WHEREAS, after the Separation and pursuant to the Separation and Distribution Agreement, Pluto will distribute to the holders of Pluto Common Stock all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”) (a) by means of a pro rata distribution (the “One-Step Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Pluto Common Stock (the “Split Off Exchange Offer”) (followed by a Clean-Up Spin-Off) (in each case, the “Distribution”);

WHEREAS, immediately following the Distribution and pursuant to this Agreement, Spinco and Utah shall engage in a strategic business combination, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, such strategic combination transaction shall occur either through: (a) the Utah Merger, the Share Sale and the Utah Newco Liquidation or (b) the Asset Sale and the Utah Liquidation (collectively, the “Combination”), each on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Utah (the “Utah Board”), at a meeting or meetings duly called and held on or prior to the date hereof, has (a) determined that the Combination and the other transactions contemplated by this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement) are in the best interests of Utah and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Utah, (b) approved this Agreement and Utah’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (c) resolved to recommend approval and adoption of the Utah Shareholders Meeting Resolutions by the general meeting of shareholders of Utah (the “Utah Recommendation”);

WHEREAS, Utah Newco is a direct wholly owned subsidiary of Utah treated as a corporation for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination, in accordance with the applicable provisions of this Agreement; and (a) the board of directors of Utah Newco (the “Utah Newco Board”) determined that the elements of the Combination to which Utah Newco is a party and the other transactions contemplated by this Agreement are in the best interests of Utah Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Utah Newco’s execution, delivery and performance of this Agreement and the consummation of the Utah Merger and the other transactions contemplated hereby; and (b) Utah, as the sole shareholder of Utah Newco, approved this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, Utah Newco Sub is a direct wholly owned subsidiary of Utah Newco that is treated as a corporation for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination, in accordance with the applicable provisions of this Agreement; and, (a) the board of directors of Utah Newco Sub (the “Utah Newco Sub Board”) determined that the elements of the Combination to which Utah Newco Sub is a party and the other transactions contemplated by this Agreement are in the best interests of Utah Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Utah Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the Utah Merger and the other transactions contemplated hereby; and (b) Utah Newco, as the sole shareholder of Utah Newco Sub, approved this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of Pluto (the “Pluto Board”) has approved this Agreement and the transactions contemplated hereby, including the Combination;

WHEREAS, (a) the Board of Directors of Spinco (the “Spinco Board”) has determined that the Combination and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Combination; and (b) Pluto has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Combination;

WHEREAS, (a) the Board of Directors of Spinco Sub (the “Spinco Sub Board”) has determined that the Combination and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Combination; and (b) Utah Acquisition Holdco Inc. has approved and adopted, as Spinco Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Combination; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Separation, the Contribution, the Distribution and the Combination will qualify for the Intended Tax Treatment.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.    Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to Utah than those contained in the Confidentiality Agreement.

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Additional Transfer Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Affiliate” means, when used with respect to a specified Person, a Person that controls, is controlled by, or is under common control with such specified Person. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, solely for purposes of this Agreement and the other Transaction Documents, (a) each member of the Spinco Group shall be deemed not to be an Affiliate of any member of the Pluto Group and (b) each member of the Pluto Group shall be deemed not to be an Affiliate of any member of the Spinco Group.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. and a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

“Business Day” means any day, other than a Saturday, Sunday, or a day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, United States and Amsterdam, the Netherlands.

“Call Option” means the Foundation’s right to subscribe for shares of Utah Preferred Stock pursuant to the Call Option Agreement.

“Call Option Agreement” means the call option agreement entered into by the Foundation and Utah dated as of April 3, 2015.

“China” means the People’s Republic of China.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each written Contract with a labor union, labor organization or other employee representative body.

“Combination Registration Statement” means the joint registration statement on Form S-4 to be filed by Spinco and Utah Newco with the SEC to effect the registration under the Securities Act of (a) the issuance of the shares of Spinco Common Stock that will be received by holders of Utah Ordinary Shares or holders of Utah Newco Ordinary Shares, as applicable, pursuant to the Combination and (b) the issuance of the Utah Newco Ordinary Shares that will be allotted to holders of Utah Ordinary Shares in the Utah Merger, as such registration statement may be amended or supplemented from time to time.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Utah and Pluto, dated May 6, 2019, as supplemented from time to time.

“Consent” means any consent, waiver or approval from, authorization of or notification requirement to, any Person.

“Contract” means any contract, agreement, lease, license, sales order, purchase order, indenture, note or other binding instrument (whether written or oral and whether express or implied). Contract shall not include any Spinco Benefit Plan, Pluto Benefit Plan or Utah Benefit Plan.

“Data Security Requirements” means, with respect to any Person, (a) applicable privacy and data protection Laws, (b) contractual obligations of such Person and (c) such Person’s own posted or otherwise binding privacy policies, in each of the foregoing clauses (a) through (c) relating to privacy, data protection, security, or the collection, retention, protection and use of sensitive data and personal information collected, used, or held for use by or on behalf of such Person or the business of such Person. “Determination Date” means the NASDAQ trading day immediately prior to the Closing Date.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Pluto Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Dutch Code” means the Dutch Civil Code.

“Effective Time” means the Utah Merger Effective Time, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Asset Sale Effective Time.

“EMA” means the European Medicines Agency.

“Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Environmental Laws” means any Law relating to (a) human or occupational health and safety; (b) pollution or protection of the environment (including ambient air, indoor air, water vapor, surface water, groundwater, wetlands, drinking water supply, land surface or subsurface strata, biota and other natural resources); or (c) exposure to, or use, generation, manufacture, processing, management, treatment, recycling, storage, disposal, emission, discharge, transport, distribution, labeling, presence, possession, handling, release or threatened release of, any hazardous or toxic material, substance or waste and any Law relating to recordkeeping, notification, disclosure, registration and reporting requirements respecting hazardous materials, substances or wastes.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which together with such Person or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means one (1).

“Exchangeable Note” means a note, the form of which is set forth on Exhibit E, that is mandatorily exchangeable into a number of shares of Spinco Common Stock equal to (a) if the Alternative Transaction Structure is not adopted, the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares issued and outstanding immediately after the Utah Merger Effective Time (which shall not include any Utah Newco Ordinary Shares held by Utah Newco as treasury stock) or (b) if the Alternative Transaction Structure is adopted, the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares issued and outstanding as of the Asset Sale Effective Time (which shall not include any Utah Ordinary Shares held by Utah as treasury stock).

“Financing Obligations” means the sum of (a) all out-of-pocket costs and expenses (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Spinco Commitment Letter or the Financing Agreements or in connection with any Permanent Financing, but not including any fees and expenses of Pluto’s or any of its Subsidiaries’ counsel, accountants, consultants or other advisors) incurred by Pluto, Spinco or any of their respective Subsidiaries in connection with the Financing, (b) all interest expense paid by Spinco or any of its Subsidiaries on any of the Financing (whether pursuant to the Spinco Commitment Letter, the Financing Agreement or otherwise) and any Permanent Financing with respect to any period prior to the Spinco Cash Distribution (minus any interest income earned and received by Spinco and distributed to Pluto on the net proceeds of any such Financing or Permanent Financing with respect to any period prior to the Spinco Cash Distribution) and (c) interest on the amounts described in preceding clause (a), from the day that such amounts were paid by Pluto, Spinco or any of their respective Subsidiaries based on a rate per annum equal to the Prime Rate in effect from time to time for the relevant period.

“Foundation” means Stichting Preferred Shares Mylan, a foundation (stichting) incorporated under the laws of the Netherlands.

“Fully Diluted Utah Shares” means the sum of (a) the number of Utah Ordinary Shares as of the close of business on the Determination Date plus (b) the number of Utah Ordinary Shares underlying Utah Equity Awards as of the close of business on the Determination Date; provided that, for purposes of this clause (b), (i) the number of Utah Ordinary Shares underlying each Utah Option and each Utah SAR shall be calculated using the treasury stock method based on the weighted average trading price of Utah Ordinary Shares on the Determination Date; and (ii) the number of Utah Ordinary Shares underlying each Utah PSU Award shall be calculated assuming that performance goals are satisfied based on target performance.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means (a) any elected or appointed governmental official (e.g., a member of a ministry of health), (b) any employee or Person acting for or on behalf of a governmental official, agency or enterprise performing a governmental function, (c) any candidate for public office, political party officer, employee or person acting for or on behalf of a political party or candidate for public office or (d) any Person otherwise categorized as a Government Official under local Law. As used in this definition, “government” includes all levels and subdivisions of U.S. and non-U.S. governments (i.e., local, regional or national and administrative, legislative or executive).

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, taxing, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum or petroleum products, radioactive materials, toxic mold, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls; and (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import, or that are otherwise regulated or form the basis for Liability, under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards as adopted by the European Union.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments and (c) any guarantee by such Person (other than customary non-recourse carve-out or “badboy” guarantees) of any obligation described in the preceding clause (a) or (b).

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) patents and patent applications and all related provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, extensions and substitutions of any of the foregoing, (b) trademarks, service marks, names, corporate names, trade names, domain names, social media names, tags or handles, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, whether or not registered or applied for registration, including common law trademark rights, (c) copyrights and copyrightable subject matter, whether or not registered or applied for registration, (d) Software, (e) technical, scientific, regulatory and other information, designs, ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, and marketing, pricing, distribution, cost and sales information, tools, materials, apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, and (f) applications, registrations and common law rights for the foregoing.

“Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Separation and the Combination: (a) the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status; (b) the qualification of the acquisition of Utah Newco Sub Ordinary Shares pursuant to the Share Sale, if completed, as a “qualified stock purchase” within the meaning of Section 338(d) of the Code; and (c) the qualification of the acquisition of all of the assets and liabilities pursuant to the Asset Sale, if completed, as a taxable asset purchase.

“Interests” means shares, partnership interests, limited liability company interests, voting interests or any other equity interests in any Person.

“Internal Reorganization Plan” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” means a private letter ruling from the IRS received after the date hereof to the effect that the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status.

“Joint Procurement Office” means the organization formed in China to implement centralized medicines procurement programs on behalf of public medical institutions located in the Pilot Cities pursuant to the applicable Laws in China, which is managed by Shanghai Pharmaceutical Centralized Bidding and Procurement Management Office.

“knowledge” means (a) with respect to Pluto or Spinco, the actual knowledge of the persons set forth in Section 1.1(a) of the Spinco Disclosure Schedule and (b) with respect to Utah, the actual knowledge of the persons set forth in Section 1.1(a) of the Utah Disclosure Schedule.

“Law” means any U.S. and non-U.S. federal, national, international, multinational, supranational, state, provincial, local or similar law (including common law and privacy and data protection laws), statute, ordinance, regulation, rule, code, order, treaty (including any Tax treaty on income and capital), binding judicial or administrative interpretation or other requirement or rule of law or legal process, in each case, enacted, promulgated, issued, entered or otherwise put into effect by a Governmental Authority or any rule or requirement of any securities exchange.

“Lender Related Parties” means the Persons, including the Spinco Lenders, that have committed to provide, arrange or act as agent with respect to any Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, commitment letters, engagement letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their Affiliates, and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, advisors, representatives, successors and permitted assigns of any of the foregoing.

“Liability” means any liability, debts and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any lien, security interest, mortgage, charge, pledge, license, easement or other similar encumbrance, title defect or use or transfer restriction.

“Liquidation” means the Utah Newco Liquidation, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Utah Liquidation.

“Liquidation Distribution” means the Utah Newco Liquidation Distribution, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Utah Liquidation Distribution.

“Loss” or “Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, charges, interest, costs and expenses.

“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA).

“National Essential Medicines List” means the list of Products specified for use by primary health care institutions in China, as maintained by the National Health Commission of China. As of the date hereof, the current edition of the National Essential Medicines List is the National Essential Medicines List (2018 Edition) issued by the National Health Commission of China on September 30, 2018.

“National Reimbursement Drug List” means the list of Products eligible for reimbursement in China, as maintained by the National Healthcare Commission of China. As of the date hereof, the current edition of the National Reimbursement Drug List is the National Drug Catalog for Basic Medical Insurance, Work-Related Injury Insurance and Maternity Insurance (2017 Edition) issued by the Ministry of Human Resources and Social Security of China on February 27, 2017.

“Net Indebtedness” of any Person means, as at a specified date, an amount equal to (a) all Indebtedness of such Person and its Subsidiaries on a consolidated basis outstanding as of such date, minus (b) all cash and cash equivalents of such Person as of such date.

“Off-the-Shelf Software” means software licensed from a third party on general commercial terms that continues to be commonly available for license on such general commercial terms.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics,’ materialmen’s and similar Liens with respect to any amounts (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, Contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other similar charges, instruments or encumbrances that, in each case, are recorded against title to, and which do not materially impair the present use or occupancy of, such real property; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the present use or occupancy of the real property subject thereto; (iii) Liens not created by the Parties that affect the underlying fee interest of any leased real property which do not materially impair the present use or occupancy of such leased real property; and (iv) any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the present use or occupancy of such real property; (h) to the extent released or terminated at or prior to the Closing Date, Liens securing payment, or any other obligations, of any Person with respect to indebtedness; (i) Liens expressly referred to in the Pluto SEC Documents or the Utah SEC Documents; (j) non-exclusive licenses and similar grants of Intellectual Property granted by or on behalf of the Spinco Business or by Utah or any of its Subsidiaries, as the case may be, in the ordinary course of their respective business; (k) other Liens that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto; and (l) Liens described on Section 1.1(b) of the Spinco Disclosure Schedule or Section 1.1(b) of the Utah Disclosure Schedule.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Pilot Cities” means, collectively, the following cities in China: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu, Xi’an, and any other cities and provinces where centralized medicines procurement programs have been adopted pursuant to the applicable Laws of China.

“Pluto Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Business” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Cash Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Entities” means Pluto and its Subsidiaries, after giving effect to the Contribution.

“Pluto Equity Awards” has the meaning set forth in the Employee Matters Agreement.

“Pluto Group” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Material Adverse Effect” means any change, event, development, occurrence or effect that has a material adverse effect on the ability of Pluto to consummate the Contribution, the Distribution and the Combination prior to the Outside Date.

“Pluto SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by Pluto or Spinco with the SEC since January 1, 2018.

“Pluto’s Tax Counsel” means Davis Polk & Wardwell LLP.

“Prime Rate” has the meaning set forth in the Separation and Distribution Agreement.

“Products” means all “drugs,” “devices” and “biological products” (as those terms are defined in Section 201 of the FDCA and Section 351 of the PHSA) and all generics, biosimilars and over-the-counter products subject to the FDCA, PHSA or any similar Law in any foreign jurisdiction.

“Prohibited Party” means (a) (i) any Person identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List or the Sectoral Sanctions Identifications List, in each case administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, as amended from time to time, or any other sanctions or similar lists administered by the United States Government, including the U.S.

Department of State and the U.S. Department of Commerce, and (ii) any Person owned 50% or more, directly or indirectly, by any such Person described in clause (i), (b) any Person identified on any sanctions list of the European Union, the United Kingdom (including Her Majesty’s Treasury) or any other applicable jurisdiction and (c) any Person identified on any list of sanctioned parties identified in a resolution of the United Nations Security Council.

“Quality Consistency Evaluation System” means the quality consistency evaluation system for the approval of generic medicines in China administered by the National Medical Products Administration of China.

“Record Date” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, between Pluto and Spinco, attached as Exhibit A to this Agreement.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation relating to any of the foregoing.

“Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Cash Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Datasite” means the datasite established by Pluto for purposes of due diligence of the Spinco Entities and the Spinco Business in connection with the transactions contemplated hereby.

“Spinco Disclosure Schedule” means the Disclosure Schedule delivered by Pluto and Spinco to Utah on the date hereof and attached hereto.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Entities” means Spinco and the Spinco Subsidiaries, after giving effect to the Contribution.

“Spinco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leased Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leases” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco License” means each material license under which Spinco or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (i) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Spinco or any of its Subsidiaries solely for their internal purposes or (ii) in the case of clause (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Spinco Material Adverse Effect” means any change, event, development, occurrence or effect that (a) has a materially adverse effect on the business, financial condition or results of operations of Spinco and the Spinco Subsidiaries, taken as a whole, or (b) has a material adverse effect on the ability of Pluto to consummate the Contribution, the Distribution and the Combination or on any Spinco Party to consummate the Combination, in each case prior to the Outside Date; provided, however, that, with respect to clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Spinco Material Adverse Effect: any change, event, development, occurrence or effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Spinco and the Spinco Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Utah as a counterparty hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty of Pluto to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the Combination or the other transactions contemplated hereby or the performance of obligations under this Agreement), (vi) changes in Pluto’s stock price or the trading volume of Pluto’s stock or any change in the credit rating of Pluto or Spinco (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of the Transaction Documents (other than Section 8.2), (viii) the failure of Pluto or Spinco to meet internal or analysts’ expectations or projections of results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (ix) national, provincial or local governmental or regulatory drug policy initiatives impacting the approval, pricing, procurement or reimbursement of Products in China, including (A) the Quality Consistency Evaluation System, (B) the centralized medicines procurement programs implemented by the Joint Procurement Office and other volume-based government tender processes, or (C) the National Reimbursement Drug List or the National Essential Medicines List, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Spinco and the Spinco Subsidiaries, taken as a whole, as compared to other participants in the industries in which Spinco and the Spinco Subsidiaries conduct their businesses (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Spinco Material Adverse Effect).

“Spinco Option” means an option to purchase shares of Spinco Common Stock.

“Spinco Owned Intellectual Property” means all Intellectual Property owned by Spinco or the Spinco Subsidiaries (after giving effect to the Contribution), including Spinco Registered Intellectual Property.

“Spinco Owned Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Pre-Combination Equity Awards” means the number of shares of Spinco Common Stock underlying the Spinco Make-Whole Awards (as defined in the Employee Matters Agreement), as determined pursuant to the Employee Matters Agreement.

“Spinco Pre-Combination Fully Diluted Shares” means (a) the number of Fully Diluted Utah Shares multiplied by (b) the quotient of 57% divided by 43%.

“Spinco Pre-Combination Outstanding Shares” means an amount equal to (a) the Spinco Pre-Combination Fully Diluted Shares, minus (b) the Spinco Pre-Combination Equity Awards.

“Spinco Products” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Registered Intellectual Property” means all Intellectual Property that is owned by any Spinco Entity and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“Spinco RSU Award” means a time-vesting restricted stock unit award in respect of shares of Spinco Common Stock.

“Spinco SAR” means a stock appreciation right in respect of shares of Spinco Common Stock.

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco, after giving effect to the Contribution.

“Subsidiary” means, when used with respect to any Person, (a) a corporation in which such Person or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election; and (b) any other Person (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

“Supplemental Ruling” means a private letter ruling from the IRS on the matters listed in Exhibit G to this Agreement.

“Support Obligations” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of Pluto or any of its Affiliates (other than the Spinco Entities) in support of any obligation of any Spinco Entity.

“Tax Representation Letters” means (i) the Utah Representation Letter and (ii) Tax representation letters containing customary representations and covenants, substantially in compliance with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Pluto’s Tax Counsel, executed by Spinco and Pluto.

“Tax Returns” has the meaning set forth in the Separation and Distribution Agreement.

“Tax” or “Taxes” has the meaning set forth in the Separation and Distribution Agreement.

“Tax-Free Status” means:

(i)    the qualification of the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution, taken together, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(ii)    the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Pluto Common Stock is “qualified property” for purposes of Section 361(c) of the Code;

(iii)    the nonrecognition of income, gain or loss by Pluto and Spinco on the Contribution and the Distribution under Sections 355, 361 or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code;

(iv)    the nonrecognition of income, gain or loss by holders of Pluto Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code; and

(v)    the nonrecognition of income, gain or loss by Pluto on the distribution of the proceeds of the Spinco Cash Distribution in the Pluto Cash Distribution to Pluto creditors or shareholders under Section 361(b) of the Code.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement and the Ancillary Agreements, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Utah Datasite” means the datasite established by Utah for purposes of due diligence of Utah and the Utah Subsidiaries and their respective businesses in connection with the transactions contemplated hereby.

“Utah Disclosure Schedule” means the Disclosure Schedule delivered by Utah to Pluto and Spinco on the date hereof and attached hereto.

“Utah Entities” means Utah and its Subsidiaries.

“Utah Equity Awards” means a Utah Option, Utah SAR, Utah PSU Award or Utah RSU Award.

“Utah Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by Utah and its Subsidiaries.

“Utah Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Utah Leased Real Property.

“Utah License” means each material license under which Utah or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Utah or any of its Subsidiaries solely for their internal purposes or (y) in the case of (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Utah Material Adverse Effect” means any change, event, development, occurrence or effect that (a) has a material adverse effect on the business, financial condition or results of operations of Utah and the Utah Subsidiaries, taken as a whole, or (b) has a material adverse effect on the ability of Utah to consummate the Combination prior to the Outside Date; provided, however, that, with respect to clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Utah Material Adverse Effect: any change, event, development, occurrence or effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Utah and the Utah Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Spinco, Spinco Sub and Pluto as counterparties hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty of the Utah Parties to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the Combination or the other transactions contemplated hereby or the performance of obligations under this Agreement), (vi) changes in the price or the trading volume of Utah Ordinary Shares or any change in the credit rating of Utah (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of the Transaction Documents (other than Section 8.1), (viii) the failure of Utah to meet internal or analysts’ expectations or projections of results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) national, provincial or local governmental or regulatory drug policy initiatives impacting the approval, pricing, procurement or reimbursement of Products in China, including (A) the Quality Consistency Evaluation System, (B) the centralized medicines procurement programs implemented by the Joint Procurement Office and other volume-based government tender processes, or (C) the National Reimbursement Drug List or the National Essential Medicines List, or (x) any Action brought by any Utah shareholder arising from or relating to the Separation or the Combination or the other transactions contemplated by the Transaction Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Utah and the Utah Subsidiaries, taken as a whole, as compared to other participants in the industries in which Utah and the Utah Subsidiaries conduct their businesses (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Utah Material Adverse Effect).

“Utah Option” means an option to purchase a Utah Ordinary Share.

“Utah Owned Intellectual Property” means all Intellectual Property owned by Utah or the Utah Subsidiaries, including Utah Registered Intellectual Property.

“Utah Owned Real Property” means all of the real property owned by Utah or any of its Subsidiaries.

“Utah Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Utah or any Utah Subsidiaries.

“Utah PSU Award” means a performance-vesting restricted stock unit award in respect of Utah Ordinary Shares.

“Utah Registered Intellectual Property” means all Intellectual Property that is owned by Utah or any Utah Subsidiary and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“Utah Representation Letter” means the Tax Representation Letter of Utah in the form of Exhibit F hereto, as may be amended from time to time by mutual agreement of Utah and Pluto, each acting reasonably and in good faith.

“Utah Revolving Credit Agreement” means the Revolving Credit Agreement, dated as of July 27, 2018, among Utah Inc., Utah, the lenders and issuing banks party thereto from time to time and Bank of America, N.A., as administrative agent, as amended by Amendment No. 1, dated February 22, 2019.

“Utah RSU Award” means a time-vesting restricted stock unit award in respect of a Utah Ordinary Share.

“Utah SAR” means a stock appreciation right in respect of Utah Ordinary Shares.

“Utah Shareholder Approval” means the approval of the Utah Merger Resolution, the Share Sale Resolution and the Utah Newco Liquidation Resolutions in accordance with applicable Law and, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, approval of the Alternative Transaction Resolutions, in accordance with applicable Law.

“Utah Stock Plan” means the Utah Inc. Amended and Restated 2003 Long-Term Incentive Plan.

“Utah Subsidiaries” means all direct and indirect Subsidiaries of Utah.

“Utah’s Tax Counsel” means Cravath, Swaine & Moore LLP.

“Weighted Average Cost of the Available Debt Financing” means the weighted average per annum yield to maturity payable by Spinco in respect of the Indebtedness for borrowed money that has been or would be incurred on or prior to the Closing Date to fund the Cash Distribution under (I) then-available commitments in respect of the Financing, (II) the then-available commitments in respect of the Alternative Financing and (III) any Permanent Financing that has been consummated, which weighted average yield shall be determined by reference to, in the case of (x) the funded or committed portion of any bank or bridge credit facilities whose pricing is based on a floating rate of interest, the LIBOR rate (in respect of the applicable currency in which such bank or bridge credit facilities are denominated) for a 3-month interest period on the date immediately prior to the date of determination (which shall take into account any applicable “floor” on such LIBOR rate set forth in the financing documentation governing such bank or bridge credit facilities) plus the relevant applicable margin at Closing plus any OID (as used in this Agreement, “OID” means any original issue discount or upfront fees (other than arrangement fees with respect to bank or bridge credit facilities, gross spread on debt securities and other similar fees), with OID being equated to interest based on an assumed four-year life to maturity with respect to any bank credit facilities (e.g., 100 basis points in OID equals 25 basis points of applicable margin) (other than any 364-day bridge credit facility, with respect to which OID shall be equated with applicable margin on a basis point-for basis point basis (e.g., 25 basis points of OID equals 25 basis points of applicable margin)), and amortized over the life of the instrument with respect to the debt instruments described in clause (z) below, and in each case without any present value discount) thereon, (y) the funded or committed portion of any bank or bridge credit facilities, whose pricing is based on a fixed rate of interest, the per annum yield (including OID) on such bank or bridge credit at Closing and (z) any debt securities, the per annum yield to maturity (including OID) on such debt securities.

“Willful Breach” means, with respect to any representations, warranties, covenants or agreements of a Party set forth in this Agreement, an action or omission taken or omitted to be taken by such Party which in and of itself constitutes a material breach of such Party’s representations, warranties, covenants or agreements set forth herein and that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such representations, warranties, covenants or agreements.

“Withdrawal Liability” means liability to or with respect to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2.    Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Aggregate Withholding Amount	Section 3.5(b)(ii)
Agreement	Preamble
Alternative Financing	Section 8.8(b)
Alternative Transaction Resolutions	Section 8.6(b)(ii)(D)
Alternative Transaction Structure	Section 3.4(a)
Approvals	Section 8.7(a)(i)
Asset Sale	Section 3.4(b)(i)
Asset Sale Agreement	Section 3.4(b)(i)
Asset Sale Effective Time	Section 3.4(b)(iii)
Calculation	Section 8.4(a)
Clean-Up Spin-Off	Section 8.16
Closing	Section 2.1
Closing Date	Section 2.1
Combination	Recitals
Combination Documents	Section 8.5(a)
Competing Proposal	Section 8.11(f)(i)
Continuing Employee	Section 8.18(a)(i)
Contribution	Recitals
Converted Spinco Option	Section 4.1(a)
Converted Spinco RSU Award	Section 4.1(b)
Converted Spinco SAR	Section 4.1(a)
Discharge Resolutions	Section 8.6(b)(iii)
Distribution	Recitals
DOJ	Section 8.7(a)
DTA	Section 3.3(c)
Dutch Dividend Withholding Tax	Section 3.3(a)
Exchange Agent	Section 3.5(a)
Exchange Fund	Section 3.5(a)
FCPA	Section 6.10(b)
FDCA	Section 6.17(a)(i)(A)
Financing	Section 8.8(a)
Financing Agreements	Section 8.8(d)
First Extended Outside Date	Section 10.1(c)
Foundation Support Agreement	Section 7.27(b)
FTC	Section 8.7(a)
Gross Number	Section 3.5(b)(i)
Indemnified Parties	Section 8.10(a)
Individual Withholding Amount	Section 3.5(b)(ii)
Initial Outside Date	Section 10.1(c)
Interim Period	Section 8.1(a)
Legal Restraint	Section 9.1(g)
Liquidator	Section 3.3(a)
NASDAQ	Recitals
Negative Withholding Tax Confirmation	Section 8.4(c)
New Plans	Section 8.18(b)
NYSE	Recitals
OFAC	Section 6.10(b)(iii)
Old Plans	Section 8.18(b)

Term	Section
One-Step Spin-Off	Recitals
Outside Date	Section 10.1(c)
Parties	Preamble
Party	Preamble
Permanent Financing	Section 8.8(g)
PHSA	Section 6.17(a)(i)(A)
Pluto	Preamble
Pluto Benefit Plan	Section 6.12(a)
Pluto Board	Recitals
Pluto Common Stock	Recitals
Pluto Covered Employees	Section 8.18
Pluto Expenses	Section 10.3(c)
Pluto Tax Opinion	Section 8.3(c)
Premium Cap	Section 8.10(b)
Proxy Statement/Prospectus	Section 8.5(a)
Remedial Actions	Section 8.7(b)
Remedies Exception	Section 5.2(c)
Request	Section 8.4(a)
Sale Agreement	Section 3.2(a)
Securities Filings	Section 8.5(a)
Separation	Recitals
Share Sale	Section 3.2(a)
Share Sale Agreement	Section 3.2(a)
Share Sale Deed of Transfer	Section 3.2(b)
Share Sale Effective Time	Section 3.2(b)
Share Sale Resolution	Section 8.6(b)(ii)(B)
Spinco	Preamble
Spinco Affiliate Contract	Section 6.22
Spinco Benefit Plan	Section 6.12(a)
Spinco Board	Recitals
Spinco Commitment Letter	Section 8.8(a)
Spinco Common Stock	Recitals
Spinco Common Stock Sale	Section 3.5(b)
Spinco Financial Statements	Section 6.8(a)
Spinco Healthcare Laws	Section 6.17(b)
Spinco Lenders	Section 8.8(a)
Spinco Material Contracts	Section 6.11(a)
Spinco Parties	Preamble
Spinco Regulatory Agency	Section 6.17(a)(i)(B)
Spinco Regulatory Permits	Section 6.17(a)(i)(B)
Spinco Stock Exchange	Section 8.20
Spinco Sub	Preamble
Spinco Sub Board	Recitals
Spinco Voting Debt	Section 6.6(b)
Split Off Exchange Offer	Recitals
Split Off TO	Section 8.5(a)
Subsequent Audited Spinco Financial Statements	Section 8.25(a)
Subsequent Spinco Financial Statements	Section 8.25(a)
Subsequent Unaudited Spinco Financial Statements	Section 8.25(a)
Superior Proposal	Section 8.11(f)(ii)
Superior Proposal Notice	Section 8.11(c)

Term	Section
Termination Payment	Section 10.3(b)
Utah	Preamble
Utah Acquisition Agreement	Section 8.11(c)
Utah Affiliate Contract	Section 7.22
Utah Anti-Takeover Measure	Section 7.27(a)
Utah Benefit Plan	Section 7.12(a)
Utah Board	Recitals
Utah Business	Section 7.19(a)(iv)
Utah Cash Award	Section 8.18(d)
Utah Covered Employees	Section 8.19(a)
Utah Change in Recommendation	Section 8.11(c)
Utah Creditors	Section 8.22
Utah Employee	Section 8.18(a)(i)
Utah Healthcare Laws	Section 7.17(b)
Utah Liquidation	Section 3.4(b)(iv)
Utah Liquidation Distribution	Section 3.4(b)(iv)
Utah Material Contracts	Section 7.11(a)
Utah Merger	Section 3.1(g)(i)
Utah Merger Consideration	Section 3.1(g)(i)
Utah Merger Effective Time	Section 3.1(a)
Utah Merger Notes	Section 3.1(g)(ii)
Utah Merger Proposal	Section 3.1(g)(i)
Utah Merger Resolution	Section 8.6(b)(ii)(A)
Utah Newco	Preamble
Utah Newco Board	Recitals
Utah Newco Liquidation	Section 3.3(a)
Utah Newco Liquidation Distribution	Section 3.3(a)
Utah Newco Liquidation Resolutions	Section 8.6(b)(ii)(C)
Utah Newco Ordinary Shares	Section 7.6(c)
Utah Newco Sub	Preamble
Utah Newco Sub Board	Recitals
Utah Newco Sub Ordinary Shares	Section 7.6(c)
Utah Ordinary Shares	Recitals
Utah Parties	Preamble
Utah Preferred Stock	Section 7.6(a)
Utah Recommendation	Recitals
Utah Regulatory Agency	Section 7.17(a)
Utah Regulatory Permits	Section 7.17(a)
Utah SEC Documents	Section 7.8(a)
Utah Shareholders Meeting	Section 8.6(a)(i)
Utah Shareholders Meeting Materials	Section 8.6(a)(ii)
Utah Shareholders Meeting Resolutions	Section 8.6(b)(iii)
Utah Voting Debt	Section 7.6(b)
Withholding Tax Confirmation	Section 8.4

Section 1.3.    Interpretation.

(a)    Unless the context of this Agreement otherwise requires:

(i)    (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (G) the word “or” shall be disjunctive but not exclusive; and (H) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”;

(ii)    references to any federal, state, local, or foreign statute or Law shall (A) include all rules and regulations promulgated thereunder and (B) be to that statute or Law as amended, modified or supplemented from time to time; and

(iii)    references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)    The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f)    All monetary figures shall be in United States dollars unless otherwise specified.

(g)    All references to “EUR,” or “€” are to the lawful currency of the European Union.

(h)    No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Spinco Material Adverse Effect or Utah Material Adverse Effect, as applicable, or materiality.

(i)    Unless otherwise expressly provided for in any such representation or warranty, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Contribution has been consummated as of the date such representations and warranties are made hereunder.

(j)    The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party not later than one (1) day prior to the date hereof pursuant to the Utah Datasite or the Spinco Datasite or via other electronic transmission on an “outside counsel only” basis, as applicable, or (ii) made publicly available in the Pluto SEC Documents or the Utah SEC Documents, as applicable, not later than one (1) day prior to the date hereof.

ARTICLE II.

THE CLOSING

Section 2.1.    Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Combination, other than any aspect of the Liquidation that under Law or pursuant to this Agreement is to occur at a later time (the “Closing”), shall take place (a) with respect to the Combination, at the offices of De Brauw Blackstone Westbroek, Claude Debussylaan 80, Amsterdam and (b) with respect to the other transactions, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of such conditions) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Pluto and Utah. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.2.    Closing Actions; Order of Actions.

(a)    At the Closing, the Parties will cause the following activities to occur, in order, in each case in accordance with the more particular terms set forth in the applicable Sections of Article III:

(i)    unless the Alternative Transaction Structure is adopted pursuant to Section 3.4,

(A)    effectuation of the Utah Merger in accordance with Section 3.1;

(B)    effectuation of the Share Sale in accordance with Section 3.2; and

(C)    the making of the Utah Newco Liquidation Distribution in accordance with Section 3.3; or

(ii)    if the Alternative Transaction Structure is adopted pursuant to Section 3.4,

(A)    effectuation of the Asset Sale in accordance with Section 3.4; and

(B)    the making of the Utah Liquidation Distribution in accordance with Section 3.4.

(b)    From and after the Closing, each Party shall take or continue to take all such other actions as may be provided for or required pursuant to Article III or any other provision of this Agreement that by its terms contemplates performance after the Closing Date.

ARTICLE III.

THE COMBINATION

Section 3.1.    The Utah Merger.

(a)    The time at which the Utah Merger shall become effective is the “Utah Merger Effective Time.”

(b)    On the Closing Date, before 6:00 p.m., New York City time, Utah, Utah Newco and Utah Newco Sub shall effectuate the Utah Merger by executing a notarial deed in accordance with the Utah Merger Proposal.

(c)    Pursuant to the Utah Merger, for each outstanding Utah Ordinary Share as of immediately prior to the Utah Merger Effective Time, Utah Newco shall allot one Utah Newco Ordinary Share to the holder of such Utah Ordinary Share (other than Utah, Utah Newco or Utah Newco Sub). Such Utah Newco Ordinary Shares shall be included in the register kept by Utah Newco’s transfer agent and registrar for further credit to the respective (former) shareholders of Utah entitled to such Utah Newco Ordinary Shares. The allotment of Utah Newco Ordinary Shares pursuant to the Utah Merger shall be recorded in Utah Newco’s shareholders’ register and with the Dutch trade register.

(d)    The Utah Newco Ordinary Shares shall not be admitted for trading on any stock exchange. Holders of record of Utah Newco Ordinary Shares shall only be able to transfer their respective Utah Newco Ordinary Shares in accordance with applicable Law and pursuant to a Dutch notarial deed.

(e)    If and to the extent that any rights of pledge or usufruct vest on Utah Ordinary Shares immediately before the Utah Merger Effective Time, those rights shall pass by operation of Law to the Utah Newco Ordinary Shares allotted pursuant to the Utah Merger in exchange for those Utah Ordinary Shares pursuant Section 3.1(c).

(f)    At the Utah Merger Effective Time, each Utah Option, Utah SAR, Utah RSU Award and Utah PSU Award outstanding as of immediately before the Utah Merger Effective Time shall be converted into the right to receive a Spinco Option, Spinco SAR or Spinco RSU Award, as applicable, immediately following the Share Sale Effective Time, in accordance with Article IV.

(g)    Utah, Utah Newco or Utah Newco Sub will perform, and will cause the respective boards of Utah Newco and Utah Newco Sub to perform, the following actions as promptly as practicable after the date hereof:

(i)    prepare, adopt and sign a proposal (the “Utah Merger Proposal”), substantially in the form attached to this Agreement as Exhibit B, for a legal triangular merger (juridische driehoeksfusie), whereby Utah, as disappearing company, would merge with and into Utah Newco Sub, as acquiring company, and whereby Utah Newco would allot shares in its capital to each holder of Utah Ordinary Shares at the time of the merger in accordance with the Utah Merger Proposal (the “Utah Merger Consideration”), as a consequence of which, following completion of the merger, each holder of Utah Ordinary Shares would hold a number of shares in the capital of Utah Newco equal to the number of Utah Ordinary Shares held by such holder of Utah Ordinary Shares immediately prior to the completion of the merger (the “Utah Merger”);

(ii)    prepare, adopt and sign explanatory notes to the Utah Merger Proposal (the “Utah Merger Notes”), substantially in the form attached to this Agreement as Exhibit C, for the Utah Merger;

(iii)    make all requisite filings and announcements required by Sections 2:313(2), 2:314 and 2:328(5) of the Dutch Code following the execution of the Utah Merger Proposal and the Utah Merger Notes, but not earlier than February 10, 2020, or such earlier date as mutually agreed in writing by Utah, Pluto and Spinco;

(iv)    adopt resolutions to enter into and effectuate the Utah Merger in accordance with the Utah Merger Proposal, including the Utah Merger Resolution to be adopted at the Utah Shareholders Meeting, not before one (1) month has expired (subject to extension of such term pursuant to the Dutch General Act on Terms (Algemene termijnenwet)) after the requisite filings and announcements have been made, as set forth in Section 3.1(g)(iii), and not later than the date of the Utah Shareholders Meeting; and

(v)    cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete and give full effect to the Utah Merger.

Section 3.2.    The Share Sale.

(a)    Promptly after satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article IX, but in any event on the Closing Date (New York time), Spinco Sub and Utah Newco shall enter into a purchase and sale agreement, substantially in the form attached to this Agreement as Exhibit D (the “Sale Agreement”), whereby Utah Newco will sell and agree to transfer, immediately following the Utah Merger Effective Time, all issued and outstanding shares in the capital of Utah Newco Sub to Spinco Sub or its designated nominee (the “Share Sale”) on the conditions set out in the Sale Agreement, with the consideration for such Share Sale being the Exchangeable Note;

(b)    Immediately after the Utah Merger Effective Time, but in any event on the Closing Date (New York time), Spinco Sub (or its nominee designated in accordance with the Sale Agreement), Utah Newco and Utah

Newco Sub will enter into a notarial deed of transfer of shares, substantially in the form as attached to the Sale Agreement, pursuant to which all issued and outstanding shares in the capital of Utah Newco Sub will be transferred by Utah Newco to Spinco Sub or its nominee designated in accordance with the Sale Agreement at and as of such time. Such transfer will be acknowledged by Utah Newco Sub, in accordance with the Sale Agreement, and Spinco Sub will deliver the Exchangeable Note to Utah Newco. The time of such execution and acknowledgment, the “Share Sale Effective Time.”

Section 3.3.    The Utah Newco Liquidation.

(a)    As soon as practicable after the Share Sale Effective Time, Utah Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Utah Newco Liquidation”) with Stichting Liquidator Mylan acting as liquidator (vereffenaar) of Utah Newco (the “Liquidator”). In connection with the Utah Newco Liquidation, it is intended that the Liquidator shall effectuate the distribution of the Exchangeable Note (which, upon such distribution being effectuated, shall automatically and mandatorily be exchanged for shares of Spinco Common Stock) and all other assets then held by Utah Newco (if any) by means of a liquidation distribution (the “Utah Newco Liquidation Distribution”) (which is intended to be an advance liquidation distribution (uitkering bij voorbaat) in one installment as soon as practicable following the Utah Newco Liquidation, but in any event on the Closing Date (New York time)) to the shareholders of Utah Newco such that each shareholder of Utah Newco shall receive a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder as of such time, subject to any withholding Taxes, including any withholding Taxes under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “Dutch Dividend Withholding Tax”), required to be withheld from the Utah Newco Liquidation Distribution. The Utah Newco Liquidation Distribution shall be made as soon as practicable after the Share Sale Effective Time, but in any event on the Closing Date (New York time).

(b)    The board of directors of the Liquidator shall initially consist of one or more Persons to be designated by Utah, and Spinco Sub and Utah shall use their respective reasonable best efforts to (i) procure that the board of directors of the Liquidator shall, as soon as practicable after the Utah Shareholders Meeting, solely consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (ii) reach agreement with such service provider as soon as practicable after the date hereof; provided that such reasonable best efforts obligation shall in any event not require any Pluto Entity or Spinco Entity (other than, in the case of Spinco and Spinco Sub, pursuant to the Sale Agreement) to indemnify Utah Newco for any of its liabilities pursuant to the Utah Newco Liquidation.

(c)    As soon as reasonably practicable after the completion of the Spinco Common Stock Sale by the Exchange Agent as described in Section 3.5(b) (if applicable), Utah Newco shall cause the Exchange Agent to effect the Utah Newco Liquidation Distribution in accordance with the terms of this Agreement and the Exchangeable Note. On behalf of Utah Newco, the Exchange Agent shall (x) deliver to each shareholder of Utah Newco a number of shares of Spinco Common Stock equal to (a) the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder at such time minus (b) the number of shares of Spinco Common Stock sold pursuant to the Spinco Common Stock Sale, if any, in respect of such Utah Newco shareholder’s Individual Withholding Amount pursuant to Section 3.5(b) or the terms of the Exchangeable Note, and (y) pay aggregate net cash proceeds from such Spinco Common Stock Sale in an amount equal to the Aggregate Withholding Amount to the Dutch taxing authority (“DTA”) in satisfaction of Utah Newco’s obligation to withhold and remit Dutch Dividend Withholding Tax in respect of the Utah Newco Liquidation Distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Banks may charge administrative costs to shareholders of Utah Newco in relation to the transfer of the Utah Newco Liquidation Distribution to their accounts, for which no compensation will be paid to such shareholders of Utah Newco. Each shareholder of Utah Newco that receives the number of shares of Spinco Common Stock that such shareholder is entitled to receive in accordance with the second sentence of this Section 3.3(c) and any cash in lieu of any fractional shares pursuant to Section 3.6 or the terms of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Spinco Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder (including any such shares of Spinco Common Stock sold in respect of Taxes required to be withheld from the Utah Newco Liquidation Distribution) and (2) thereafter have no further right to receive cash, shares of Spinco Common Stock or any other consideration in respect of the Utah Newco Ordinary Shares or the Exchangeable Note.

Section 3.4.    Alternative Transaction Structure.

(a)    If the Utah Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Code, then, unless otherwise mutually determined by Pluto, Spinco and Utah, the structure of the Combination shall be changed such that for all purposes hereunder the Combination shall consist of the Asset Sale followed by the Utah Liquidation (the “Alternative Transaction Structure”). If the Alternative Transaction Structure is adopted in accordance with the preceding sentence, (A) all references to the Combination shall be deemed to refer to the Alternative Transaction Structure, (B) all references to the Effective Time shall be deemed to refer to the Asset Sale Effective Time, (C) all references to the Liquidation shall be deemed to refer to the Utah Liquidation, (D) all references to the Liquidation Distribution shall be deemed to refer to the Utah Liquidation Distribution and (E) all references to Utah Shareholder Approval shall be deemed to refer solely to the approval of the Alternative Transaction Resolutions.

(b)    If the Alternative Transaction Structure is adopted pursuant to Section 3.4(a):

(i)    Promptly after satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX, but in any event on the Closing Date (New York time), (i) Spinco Sub and Utah shall enter into the Sale Agreement, whereby Utah will sell and agree to transfer, assign and deliver to Spinco Sub or its designated nominee, and Spinco Sub or its designated nominee shall accept and assume from Utah, all of the right, title and interest of Utah in, to and under all of its assets and liabilities (the “Asset Sale”) on the conditions set out in the Sale Agreement, with the consideration for such Asset Sale being the Exchangeable Note;

(ii)    at the Asset Sale Effective Time, each Utah Option, Utah SAR, Utah RSU Award and Utah PSU Award outstanding as of immediately before the Asset Sale Effective Time shall be converted into the right to receive a Spinco Option, Spinco SAR or Spinco RSU Award, as applicable, immediately following the Asset Sale Effective Time in accordance with Article IV;

(iii)    upon the execution of the Sale Agreement, the Asset Sale will be deemed effective as of 6:00 p.m., New York City time, on the Closing Date (such time, the “Asset Sale Effective Time”);

(iv)    as soon as practicable after the Asset Sale Effective Time, Utah will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Utah Liquidation”) with the Liquidator, acting as liquidator (vereffenaar) of Utah. In connection with the Utah Liquidation, it is intended that the Liquidator shall effectuate the distribution of the Exchangeable Note (which, upon such distribution being effectuated, shall automatically and mandatorily be exchanged for shares of Spinco Common Stock) and all other assets then held by Utah (if any) by means of a liquidation distribution (the “Utah Liquidation Distribution”) (which is intended to be an advance liquidation distribution (uitkering bij voorbaat) in one installment as promptly as practicable following the Utah Liquidation, but in any event on the Closing Date (New York time)) to the shareholders of Utah such that each shareholder of Utah shall receive a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder as of such time, subject to any withholding Taxes, including any withholding Taxes under the Dutch Dividend Withholding Tax Act. The Utah Liquidation Distribution shall be made as soon as practicable after the Asset Sale Effective Time, but in any event on the Closing Date (New York time);

(v)    the board of directors of the Liquidator shall initially consist of one or more Persons to be designated by Utah, and Spinco Sub and Utah shall use their respective reasonable best efforts to (A) procure that the board of directors of the Liquidator shall, as soon as practicable after the Utah Shareholders Meeting, solely consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (B) reach agreement with such service provider as soon as practicable after the date hereof; provided that such reasonable best efforts obligation shall in any event not require any Pluto Entity or Spinco Entity (other than, in the case of Spinco and Spinco Sub, pursuant to the Sale Agreement) to indemnify Utah for any of its liabilities pursuant to the Utah Liquidation; and

(vi)    as soon as reasonably practicable after the completion of the Spinco Common Stock Sale by the Exchange Agent as described in Section 3.5(b) (if applicable) Utah shall cause the Exchange Agent to effect the Utah Liquidation Distribution in accordance with the terms of this Agreement and the Exchangeable Note. On behalf of Utah, the Exchange Agent shall (A) deliver to each shareholder of Utah a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder at such time minus (y) the number of shares of Spinco Common Stock sold pursuant to the Spinco Common Stock Sale, if any, in respect of such Utah shareholder’s Individual Withholding Amount pursuant to Section 3.5(b) or the terms of the Exchangeable Note, and (B) pay aggregate net cash proceeds from such Spinco Common Stock Sale in an amount equal to the Aggregate Withholding Amount to the DTA in satisfaction of Utah’s obligation to withhold and remit Dutch Dividend Withholding Tax in respect of the Utah Liquidation under the Dutch Dividend Withholding Tax Act. Banks may charge administrative costs to shareholders of Utah in relation to the transfer of the Utah Liquidation Distribution to their accounts, for which no compensation will be paid to such shareholders of Utah. Each shareholder of Utah that receives the number of shares of Spinco Common Stock that such shareholder is entitled to receive in accordance with the second sentence of this Section 3.4(b)(vi) and any cash in lieu of any fractional shares pursuant to Section 3.6 or the terms of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Spinco Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder (including any such shares of Spinco Common Stock sold in respect of Taxes required to be withheld from the Utah Liquidation Distribution) and (2) thereafter have no further right to receive cash, shares of Spinco Common Stock or any other consideration in respect of Utah Ordinary Shares or the Exchangeable Note.

Section 3.5.    Exchange Agent.

(a)    Prior to the Effective Time, Pluto shall appoint an exchange agent that is reasonably acceptable to Utah (the “Exchange Agent”) to act as the agent for the purpose of (i) allotting the Utah Merger Consideration to each holder of Utah Ordinary Shares at the time of the Utah Merger in accordance with the Utah Merger Proposal and (ii) giving effect to the Liquidation Distribution by the Liquidator. At or promptly following the Effective Time, Spinco shall cause to be contributed to Spinco Sub, and Spinco Sub shall deposit with the Exchange Agent, the number of shares of Spinco Common Stock deliverable in respect of the automatic and mandatory exchange of the Exchangeable Note for shares of Spinco Common Stock (collectively, the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to deliver all shares of Spinco Common Stock in respect of the automatic and mandatory exchange of the Exchangeable Note for shares of Spinco Common Stock, Spinco shall take all steps necessary to enable or cause Spinco Sub to, at or prior to the Effective Time, deposit in trust with the Exchange Agent additional shares of Spinco Common Stock sufficient to make all such deliveries. The Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

(b)    Immediately following the Effective Time, Pluto and Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah) shall jointly advise, in accordance with Section 8.4, the Exchange Agent in writing of (i) the number of shares of Spinco Common Stock to which each shareholder of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, each shareholder of Utah) is entitled pursuant to the Liquidation Distribution (prior to giving effect to any Tax withholding) (the “Gross Number”) and (ii) the amount of Dutch Dividend Withholding Tax, if any, required to be withheld in respect of the delivery of the Gross Number of shares of Spinco Common Stock to each shareholder of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, to each shareholder of Utah) pursuant to the Liquidation Distribution (such communicated amount, the “Aggregate Withholding

Amount” and the amount of Dutch Dividend Withholding Tax to be withheld per Utah Newco shareholder, the “Individual Withholding Amount”). Pursuant to, and as further described in, this Section 3.5(b) and Section 3.3(c) (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Section 3.4(b)(vi)) as soon as reasonably possible after the Effective Time, Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah) shall cause the Exchange Agent, and the Exchange Agent shall be authorized, acting as agent of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah), to sell, in one or more transactions for the benefit of the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders), such number of shares of Spinco Common Stock to which the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders) would otherwise be entitled as is necessary to obtain net cash proceeds as close as possible to, but no less than, the Aggregate Withholding Amount (the “Spinco Common Stock Sale”). In the event that the cash proceeds obtained by the Exchange Agent pursuant to this Section 3.5(b) exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders) on a pro rata basis consistent with the procedures for payment of cash in lieu of fractional shares; provided that Spinco Sub shall be entitled to any such surplus if the amount is de minimis.

(c)    Any portion of the Exchange Fund that remains unclaimed by the holders of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the holders of Utah Ordinary Shares) who were entitled to receive a portion of the Exchange Fund in the Liquidation Distribution twelve (12) months after the Effective Time shall be returned to Spinco Sub, upon demand, and any such holder of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, any such holder of Utah Ordinary Shares) who has not received its portion of the Liquidation Distribution (less Taxes required to be withheld from such Liquidation Distribution, if any), and, if applicable, any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 or the terms of the Exchangeable Note in accordance with this Section 3.5 prior to that time, shall thereafter look only to Spinco Sub (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for the Liquidation Distribution and, if applicable, any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 or the terms of the Exchangeable Note. Notwithstanding the foregoing, Spinco Sub shall not be liable to any holder of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, any holder of Utah Ordinary Shares) for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any shares of Spinco Common Stock and any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 remaining unclaimed by holders of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, holders of Utah Ordinary Shares) two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Spinco Sub free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.6.    No Fractional Shares.

(a)    Notwithstanding anything herein to the contrary, no fractional shares of Spinco Common Stock shall be issued in connection with the Liquidation Distribution, and any such fractional share interests to which a Utah shareholder or Utah Newco shareholder, as applicable, would otherwise be entitled shall not entitle such holder to vote or to any other rights as a stockholder of Spinco. In lieu of any such fractional shares, each Utah shareholder or Utah Newco shareholder, as applicable, who, but for the provisions of this Section 3.6, would be entitled to receive a fractional share interest of Spinco Common Stock pursuant to the Liquidation Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. Pluto shall instruct the Exchange Agent to determine the number of whole shares and fractional shares of Spinco Common Stock allocable to each Utah shareholder or Utah Newco shareholder, as applicable, to aggregate all such fractional shares into whole shares, to sell the whole shares obtained thereby in the open market at the then-prevailing prices on behalf of each Utah shareholder or Utah Newco shareholder, as applicable, who otherwise would be entitled to receive fractional share interests and to distribute to each such Utah shareholder or Utah Newco shareholder, as applicable, his, her or its ratable share of the total proceeds of such sale, after deducting any applicable Taxes and the costs and expenses of such sale and distribution, including brokers fees and commissions. The sales of fractional shares shall occur as soon after the Effective Time as practicable and as determined by the Exchange Agent. None of the Parties or the Exchange Agent shall guarantee any minimum sale price for the fractional shares of Spinco Common Stock. None of the Parties shall pay any interest on the proceeds from the sale of fractional shares. The Exchange Agent shall have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Exchange Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of any of the Parties.

(b)    Solely for purposes of computing fractional share interests pursuant to this Section 3.6, the beneficial owner of Utah Ordinary Shares held of record in the name of a nominee in any nominee account shall be treated as the holder of record with respect to such shares.

Section 3.7.    Spinco Governance Matters.

(a)    As of the Effective Time, the Spinco Board shall have 13 directors, which shall consist of (i) the Chairman of the Utah Board as of immediately prior to the Effective Time (who shall be Executive Chairman of Spinco (as set forth in Section 3.7(b))), (ii) the Chief Executive Officer of Spinco as of the Effective Time (as set forth in Section 3.7(b)), (iii) three (3) persons designated by Pluto (in consultation in good faith with Utah) prior to the Effective Time, and (iv) eight (8) persons designated by Utah prior to the Effective Time. The Executive Chairman of Spinco as of the Effective Time shall be in the class of directors whose term expires at the 2023 annual meeting of stockholders, and each of the three persons designated by Pluto to serve on the Spinco Board shall serve in a different class of directors.

(b)    As of the Effective Time, the executive officers of Spinco shall include: (i) Robert J. Coury, who shall be Executive Chairman (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto), (ii) Michael Goettler, who shall be Chief Executive Officer (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto following a search initiated by Utah), (iii) Rajiv Malik, who shall be President (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto following a search initiated by Utah), and (iv) a Person selected jointly by Utah and Pluto following a search initiated by Utah, who shall be Chief Financial Officer.

Section 3.8.    Directors of Utah Newco Sub. Utah and Utah Newco shall procure that, at the Effective Time, the Utah Newco Sub Board shall consist exclusively of such directors as are designated in writing by Spinco Sub. In addition to the discharge contemplated by the Discharge Resolutions, Spinco Sub shall at the first annual or extraordinary general meeting of shareholders of Utah Newco Sub held after the Closing, cause all members of the Utah Newco Sub Board to be fully and finally discharged for their acts of management up to the Effective Time, in as far as allowed under applicable Laws; provided that Spinco Sub shall not be required to cause the discharge of any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director.

Section 3.9.    Name. The name of Spinco at the Effective Time shall be selected by Utah (in consultation in good faith with Pluto) prior to the Effective Time.

ARTICLE IV.

CONVERSION OF EQUITY AWARDS

Section 4.1.    Utah Equity Awards.

(a)    Utah Options and Utah SARs. At the Effective Time, each Utah Option or Utah SAR that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Spinco Option or Spinco SAR, as applicable to purchase (i) that number of shares of Spinco Common Stock equal to the product (rounded down to the nearest whole share) of (A) the number of Utah Ordinary Shares subject to such Utah Option or Utah SAR, as applicable, as of immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (A) the per share exercise price or per share base price, as applicable, of such Utah Option or Utah SAR, as applicable, as of immediately prior to the Effective Time divided by (B) the Exchange Ratio (each such Spinco Option, a “Converted Spinco Option”, and each such Spinco SAR, a “Converted Spinco SAR”). Except as otherwise provided in this Section 4.1, each such Converted Spinco Option or Converted Spinco SAR shall be subject to substantially the same terms and conditions as applied to the corresponding Utah Option or Utah SAR as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(b)    Utah RSU Awards. At the Effective Time, each Utah RSU Award that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Spinco RSU Award in respect of that number of shares of Spinco Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of Utah Ordinary Shares subject to such Utah RSU Award as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (each such Spinco RSU Award, a “Converted Spinco RSU Award”). Except as otherwise provided in this Section 4.1, each such Converted Spinco RSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Utah RSU Award as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(c)    Utah PSU Awards. At the Effective Time, each Utah PSU Award that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Converted Spinco RSU Award in respect of that number of shares of Spinco Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of Utah Ordinary Shares subject to such Utah PSU Award as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 4.1(c), the number of Utah Ordinary Shares subject to a Utah PSU Award with a performance period that is incomplete as of immediately prior to the Effective Time shall be determined assuming performance goals are satisfied at the target level. After the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, each such Converted Spinco RSU Award shall be subject to time-vesting at the end of the originally scheduled performance period (or any later scheduled vesting date). Except as otherwise provided in this Section 4.1, each such Converted Spinco RSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Utah PSU Award as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(d)    Utah Actions. At or prior to the Effective Time, the Utah Board or its compensation committee, as applicable, shall adopt any resolutions and take any other actions that are necessary or appropriate to effectuate the provisions of this Section 4.1.

(e)    Spinco Actions. Spinco shall take such corporate actions as are necessary for the conversion of the Utah Equity Awards pursuant to this Section 4.1, including the reservation, issuance and listing of Spinco Common Stock as necessary to effect the transactions contemplated by this Section 4.1. As soon as reasonably practicable following the Effective Time, Spinco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Spinco Common Stock underlying the applicable Converted Spinco Options, Converted Spinco SARs and Converted Spinco RSU Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such applicable Converted Spinco Options, Converted Spinco SARs and Converted Spinco RSU Awards remain outstanding.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PLUTO RELATING TO PLUTO

Except as otherwise disclosed or identified in (a) the Pluto SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Pluto SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article V and Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Pluto hereby represents and warrants to the Utah Parties as follows:

Section 5.1.    Organization of Pluto. Pluto is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2.    Due Authorization.

(a)    Pluto has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and (subject to the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby.

(b)    Except for such further action of the Pluto Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Pluto Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Pluto of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Pluto is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c)    Each of this Agreement and the Transaction Documents to which Pluto is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which any of the Utah Parties is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of the applicable Utah Party) constitutes or will constitute the legal, valid and binding obligation of Pluto, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, examinership, fraudulent conveyance, reorganization, liquidation, dissolution, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (collectively, the “Remedies Exception”).

Section 5.3.    No Conflict. Subject to the receipt of the Consents set forth in Section 5.4, the execution, delivery and performance by Pluto of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Pluto of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of, or result in the breach of, any Law applicable to Pluto or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of Pluto; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which Pluto or any of its Subsidiaries is a party, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.4.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Pluto in connection with the execution or delivery by Pluto of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation by Pluto of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; and (d) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.5.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Pluto, threatened before or by any Governmental Authority against Pluto that, would reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect and (b) there is no continuing Governmental Order to which any Pluto Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.6.    Brokers’ Fees. No broker, finder investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which the Utah Parties or the Spinco Entities would be liable after Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based on arrangements made on behalf of Pluto or any of its Affiliates.

Section 5.7.    Pluto Internal Controls. Pluto maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the Spinco Business. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Pluto with respect to the Spinco Business is reported on a timely basis to the individuals responsible for the preparation of Pluto’s filings with the SEC and other public disclosure documents. Pluto’s management has completed an assessment of the effectiveness of Pluto’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Pluto’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Pluto maintained effective internal control over financial reporting as of December 31, 2018. Pluto’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pluto, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pluto are being made only in accordance with authorizations of management and directors of Pluto and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pluto’s assets that could have a material effect on its financial statements. Pluto has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Pluto’s auditors and the audit committee of the Pluto Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Pluto’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Pluto’s internal control over financial reporting with respect to the Spinco Business.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF PLUTO RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Pluto SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Pluto SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of Article V or this Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Pluto hereby represents and warrants to the Utah Parties as follows:

Section 6.1.    Organization of Spinco and Spinco Sub.

(a)    Each Spinco Party is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Each Spinco Party has made available to Utah true and complete copies of its Organizational Documents.

(c)    Each Spinco Party (i) has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.2.    Subsidiaries.

(a)    Section 6.2(a) of the Spinco Disclosure Schedule sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each Spinco Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b)    Each Spinco Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.3.    Due Authorization.

(a)    Each Spinco Party has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 6.5) to consummate the transactions contemplated hereby and thereby.

(b)    Except for such further action of the Pluto Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Pluto Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by each Spinco Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each Spinco Party of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part.

(c)    Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each Spinco Party and (assuming that each of this Agreement and the other applicable Transaction Documents to which any of the Utah Parties is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of the applicable Utah Party) constitutes or will constitute a legal, valid and binding obligation of each Spinco Party (as applicable), enforceable against each Spinco Party (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.4.    No Conflict. Subject to the receipt of the Consents described in Section 6.5, the execution and delivery by each Spinco Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by such Spinco Party of the transactions contemplated hereby and thereby do not and will not: (a) violate any provision of, or result in the breach of, any Law applicable to any Spinco Entity or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of Spinco or Spinco Sub; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which any Spinco Entity is a party or to which the Spinco Business is bound, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.5.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by any Spinco Entity in connection with the execution or delivery by each Spinco Party of this Agreement or the other Transaction Documents to which each Spinco Party (as applicable) is or will be a party as of the Effective Time or the consummation by such Spinco Party of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; and (d) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.6.    Capital Stock and Other Matters.

(a)    As of the date hereof, (i) the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, par value $0.01 per share, (ii) the issued and outstanding shares of capital stock of Spinco consists of 100 shares of Spinco Common Stock and (iii) no shares of Spinco Common Stock are being held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock, as of the date hereof, are owned by Pluto and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock determined in accordance with Section 8.15.

(b)    No bonds, debentures, notes or other Indebtedness of any Spinco Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are issued or outstanding.

(c)    As of the date hereof, the authorized shares of capital stock of Spinco Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 is issued and outstanding. Spinco Sub has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d)    Except pursuant to the Transaction Documents (including the Distribution and the Combination provided for thereunder and hereunder), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Spinco, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Spinco, (ii) agreements of any kind which may obligate Spinco to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Spinco.

Section 6.7.    Capitalization of Subsidiaries. The issued and outstanding Interests of each Spinco Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Spinco, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the Spinco Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Spinco Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Spinco Subsidiaries, and there are no agreements of any kind which may obligate any Spinco Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.8.    Financial Statements.

(a)    Set forth on Section 6.8(a) of the Spinco Disclosure Schedule are copies of the audited combined balance sheets of the Spinco Business as of December 31, 2017 and December 31, 2018, and the audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 (collectively, the “Spinco Financial Statements”). Each of the Spinco Financial Statements (i) was derived from the books and records of Pluto and its Subsidiaries and was prepared in accordance with GAAP, consistently applied during the periods involved, except as noted in the Spinco Financial Statements, (ii) conforms to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the Securities Filings and (iii) fairly presents in all material respects the financial position and results of operations and cash flows of the Spinco Business as at the dates and for the periods presented; provided that the Spinco Financial Statements and the foregoing representations and warranties concerning the Spinco Financial Statements are qualified by the fact that the Spinco Business has not operated as a separate standalone entity and has received certain allocated charges and credits as stated therein which do not necessarily reflect amounts that the Spinco Business would incur on a standalone basis.

(b)    As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.

(c)    There are no Liabilities of the Spinco Entities of any nature that would be required to be reflected on, or reserved against in, a combined balance sheet of the Spinco Business or in the notes thereto prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved for on the audited combined balance sheet of the Spinco Business as of December 31, 2018 or described in the notes thereto; (ii) Liabilities incurred in the ordinary course of business since December 31, 2018; (iii) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (other than Liabilities incurred by Spinco or another member of the Spinco Group solely pursuant to clause (A) of the first sentence of Section 2.01(a)(ii) of the Separation and Distribution Agreement); or (iv) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d)    Neither Spinco nor any of the Spinco Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e)    When delivered pursuant to Section 8.25(a), each of the Subsequent Spinco Financial Statements will (i) be derived from the books and records of Pluto and its Subsidiaries and prepared in accordance with GAAP, consistently applied during the periods involved, except as noted in the Subsequent Spinco Financial Statements (and except that the Subsequent Unaudited Spinco Financial Statements will be subject to normal year-end audit adjustments, in each case that are immaterial in amount or effect), (ii) conform to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the Securities Filings and (iii) fairly present in all material respects the financial position and results of operations and cash flows of the Spinco Business as at the dates and for the periods presented; provided that the Subsequent Spinco Financial Statements and the foregoing representations and warranties concerning the Subsequent Spinco Financial Statements are qualified by the fact that the Spinco Business has not operated as a separate standalone entity and has received certain allocated charges and credits as stated therein which do not necessarily reflect amounts that the Spinco Business would incur on a standalone basis.

Section 6.9.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Pluto, threatened before or by any Governmental Authority against any Pluto Entity (with respect to the Spinco Business) or against any Spinco Entity that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.10.    Legal Compliance.

(a)    Each of the Spinco Entities is, and Pluto conducts the Spinco Business, and, since January 1, 2017 each of the Spinco Entities has been and Pluto has conducted the Spinco Business, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Since January 1, 2017, none of the Spinco Entities or the Pluto Entities (with respect to the Spinco Business) has received any written notice from any Governmental Authority of a violation of or failure to comply with any applicable Law, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b)    Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole:

(i)    (A) the Spinco Entities are, and Pluto conducts the Spinco Business in, and, since January 1, 2017 the Spinco Entities have been, and Pluto has conducted the Spinco Business in, compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and, to the knowledge of Pluto, any other applicable Anti-corruption Laws; (B) since January 1, 2017, none of the Spinco Entities or the Pluto Entities (with respect to the Spinco Business) has been given notice by a Governmental Authority of, or to the knowledge of Pluto, been investigated by any Governmental Authority with respect to, any actual or alleged violation of the FCPA or any other applicable Anti-corruption Laws by the Spinco Entities or involving the Spinco Business; and (C) since January 1, 2017, the Spinco Entities and Pluto (with respect to the Spinco Business) have had an operational program in effect, including policies, procedures and training intended to enhance awareness of and compliance with the FCPA and any other applicable Anti-corruption Laws.

(ii)    Since January 1, 2017, none of the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities has, directly or indirectly, through their respective directors, managers, members, officers, employees or, to the knowledge of Pluto, any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way.

(iii)    To the knowledge of Pluto, since January 1, 2017, none of the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities, has engaged in any unlicensed or unauthorized transaction with any supplier, customer or distributor that is (A) organized or ordinarily resident in a country or territory that is, or whose government (including any Governmental Authority within such country or territory) is, the target of economic or trade sanctions administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (currently, the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Syria or Venezuela) or (B) a Prohibited Party.

(c)    This Section 6.10 does not apply to matters relating to Taxes (which are addressed exclusively in Section 6.14), Regulatory Matters (which are addressed exclusively in Section 6.17), Intellectual Property (which are addressed exclusively in Section 6.19), and Environmental Laws (which are addressed exclusively in Section 6.20).

Section 6.11.    Material Contracts.

(a)    Except for (x) Contracts that do not constitute Spinco Assets or Spinco Liabilities, and (y) any Contract that is an Additional Transfer Document, as of the date hereof, none of the Pluto Entities (with respect to the Spinco Business) nor any of the Spinco Entities are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Spinco Licenses, the “Spinco Material Contracts”):

(i)    other than any such Contract solely between Spinco Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to the Spinco Business (taken as a whole);

(ii)    Contracts containing (A) a covenant materially restricting the ability of any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party exclusivity or similar rights, in each case of clauses (A) and (B), that would, after giving effect to the Combination, materially impact the Spinco Business (taken as a whole);

(iii)    other than any such Contract solely between Spinco Entities, any Contract restricting Spinco from (A) paying any dividends, (B) making any other distributions to its stockholders or (C) repurchasing or redeeming shares of Spinco Common Stock;

(iv)    any acquisition or divestiture Contract or licensing agreement that contains continuing financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations other than royalty payments) that would reasonably be expected to result in the receipt or making by any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity of future payments in excess of $100 million;

(v)    any Contract relating to outstanding Indebtedness of the Spinco Entities (whether incurred, assumed, guaranteed or secured by any asset), in each case in a principal amount in excess of $100 million, other than (A) Contracts solely among the Spinco Entities or a guarantee by any Spinco Entity of Indebtedness of another Spinco Entity and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(vi)    any Spinco Leases set forth on Section 6.18(b) of the Spinco Disclosure Schedule;

(vii)    any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $100 million;

(viii)    any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which any Pluto Entity (with respect to the Spinco Business) or Spinco Entity (A) is required to pay after the date hereof consideration in excess of $50 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix)    any Contract with any Governmental Authority that is material to the Spinco Business (taken as a whole), excluding any sales, supply, manufacturing or services agreements entered into in the ordinary course of business and tolling agreements entered into in connection with investigations by any Governmental Authority; and

(x)    any Contract not otherwise described in any other subsection of this Section 6.11(a) that would be required to be filed by Spinco as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if Spinco were subject to the reporting requirements of the Exchange Act as of the date hereof.

(b)    Pluto has made available to Utah true, complete and correct copies of each Spinco Material Contract described in Section 6.11(a)(i) through Section 6.11(a)(x) in effect on the date hereof. Each Spinco Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on the applicable Pluto Entity or Spinco Entity and, to the knowledge of Pluto, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. No Pluto Entity or Spinco Entity is in breach of, or default under, any Spinco Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Pluto, as of the date hereof, no other party to any Spinco Material Contract is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.12.    Spinco Benefit Plans.

(a)    Section 6.12(a) of the Spinco Disclosure Schedule lists as of the date hereof each material Spinco Benefit Plan. For purposes of this Agreement, “Spinco Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, retirement, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare

(including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any Spinco Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the Spinco Entities, (i) that is sponsored, maintained or contributed to by any of the Spinco Entities, (ii) for which any of the Spinco Entities has any liability, contingent or otherwise, or (iii) in the case of a bi-lateral agreement, to which any of the Spinco Entities is a party; provided, however, that “Spinco Benefit Plan” shall not include any Multiemployer Plan or any other plan, program or arrangement maintained by (A) an entity other than a Spinco Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority. The term Spinco Benefit Plan shall not include any plan, program or arrangement sponsored or maintained by any of the Pluto Entities that is retained by any of the Pluto Entities pursuant to the Employee Matters Agreement (a “Pluto Benefit Plan”).

(b)    Spinco has heretofore made available to Utah a true and complete copy (or in the case of any unwritten plan, a description) of each material Spinco Benefit Plan and, with respect to each such Spinco Benefit Plan, the following related documents, if applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report, (v) any related trust agreement and (vi) all material filings and correspondence with any Governmental Authority.

(c)    Each of the Spinco Benefit Plans (and, to the extent reasonably expected to result in material liability to Spinco, each of the Pluto Benefit Plans) has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There are no pending or, to the knowledge of Pluto, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Spinco Benefit Plans (or, to the extent reasonably expected to result in material liability to Spinco, any of the Pluto Benefit Plans) or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All material contributions or other amounts payable by any of the Spinco Entities as of the Effective Time pursuant to each Spinco Benefit Plan in respect of current or prior plan years have been timely paid or accrued to the extent required by GAAP.

(d)    Each Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, each Pluto Benefit Plan) and any trust related thereto that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011) has received a favorable determination or opinion letter from the IRS (or the Puerto Rico Treasury Department) that it is so qualified, and, to the knowledge of Pluto, such letter has not been revoked (nor has revocation been threatened), no event has occurred that would reasonably be expected to give rise to any such action and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e)    No Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, no Pluto Benefit Plan) (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, nor has Spinco, any of its ERISA Affiliates or any Pluto Entity sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof for the benefit of any Spinco Employee or former employee of any of the Spinco Entities that would reasonably be expected to result in material liability to Spinco, (ii) is a plan that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) provides material welfare benefits, including death or medical benefits (whether or not insured), with respect to Spinco Employees or former employees of any of the Spinco Entities beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f)    Neither Spinco nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Spinco incurring any such liability thereunder, (ii) is obligated to contribute currently, and neither Spinco, any of its ERISA Affiliates nor any Pluto Entity has been obligated to contribute during the six (6) years prior to the date hereof, in each case, to any Multiemployer Plan with respect to Spinco Employees or former employees of any of the Spinco Entities or (iii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(g)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would (i) result in, cause the vesting, exercisability or delivery of, or materially increase the amount or value of, any payment, right or other benefit (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or employee of any of the Spinco Entities under any Spinco Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Spinco Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any limitation on the right to amend, merge, terminate or receive a reversion of assets from any Spinco Benefit Plan or related trust or require the funding of any trust.

(h)    No Spinco Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, each Pluto Benefit Plan) that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with the applicable Governmental Authorities and to the knowledge of Pluto, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, such Pluto Benefit Plan), and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Spinco Benefit Plan or Pluto Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 6.13.    Labor Matters. Section 6.13 of the Spinco Disclosure Schedule sets forth a list as of the date hereof of all material Collective Bargaining Agreements (a) that are applicable to Spinco Employees or former employees of any of the Spinco Entities, (b) to which any of the Spinco Entities is a party as of the date hereof or (c) to which any of the Pluto Entities is a party as of the date hereof and with respect to which any of the Spinco Entities will become a party pursuant to the Employee Matters Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017, (i) there has not been any strike, lockout, labor dispute or union organizing activity, or, to the knowledge of Pluto, any threat thereof, by any Spinco Employees with respect to their employment with the Spinco Business; and (ii) the Spinco Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Pluto, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each individual who renders services to the Spinco Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized.

Section 6.14.    Tax Matters.

(a)    All material Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All material Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the Spinco Financial Statements.

(b)    There are no agreements in effect extending the period for assessment of collection of any material Taxes of the Spinco Entities, the Spinco Business or the Spinco Assets that have been filed with any Governmental Authority.

(c)    All material Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Pluto, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)    No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the knowledge of Pluto, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(e)    Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Reorganization Plan and transactions that have already occurred in connection with such separation), no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(f)    No Spinco Entity has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g)    There are no Liens for material Taxes (other than Permitted Liens) upon the assets of any Spinco Entity or any of the Spinco Assets.

(h)    No Spinco Entity is party to any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) the Additional Transfer Documents and (iii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes.

(i)    No Governmental Authority has notified any Spinco Entity in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(j)    As of the date hereof, neither Pluto nor Spinco is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Pluto or Spinco from delivering the Tax Representation Letters at the applicable times set forth in Section 8.3(d) or (iii) Pluto from obtaining the Pluto Tax Opinion as contemplated by Section 8.3(c).

(k)    The representations and warranties set forth in this Section 6.14 and, to the extent relating to Tax matters, Section 6.12, constitute the sole and exclusive representations and warranties of Pluto regarding Tax matters.

Section 6.15.    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which any Utah Entity or any Spinco Entity would be liable after the Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based upon arrangements made by any Spinco Entity.

Section 6.16.    Insurance. All insurance policies (excluding any Spinco Benefit Plans) to which any Spinco Entity is currently a party, or which are held for the benefit of the Spinco Entities or the Spinco Business, are in full force and effect, and, to the knowledge of Pluto, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.17.    Regulatory Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.20), (i) the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities have obtained all of the Permits necessary under applicable Laws for the Spinco Entities to own, lease and operate the Spinco Assets in the manner in which they are now owned, leased and operated and to conduct the Spinco Business as now conducted, including (A) all authorizations and approvals under the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) (including Sections 505, 510(k) and 515 thereof), the United States Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Spinco Products (any such Governmental Authority, a “Spinco Regulatory Agency”), in each case necessary for the lawful operation of the Spinco Business in each jurisdiction in which such Person operates (the “Spinco Regulatory Permits”); (ii) all such Spinco Regulatory Permits are valid and in full force and effect; and (iii) Spinco is in compliance with the terms of all Spinco Regulatory Permits.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the Spinco Business is being conducted in compliance with, and each Pluto Entity (with respect to the Spinco Business) and Spinco Entity has appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity; (xiv) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which any Pluto Entity (with respect to the Spinco Business) or Spinco Entity operates or sells or distributes a Spinco Product or Spinco Product candidate; and (xv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Spinco Healthcare Laws”). Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received any written notification or communication from any Spinco Regulatory Agency, including the FDA, the

Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of any Pluto Entity or Spinco Entity under, any Spinco Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(c)    No Pluto Entity (with respect to the Spinco Business) or Spinco Entity is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Spinco Regulatory Agency and, to the knowledge of Pluto, (i) the imposition of any such agreement or decree is not currently pending, and (ii) no Pluto Entity or Spinco Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d)    Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each Pluto Entity (with respect to the Spinco Business) and Spinco Entity are being conducted in compliance with all applicable Spinco Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has commenced, or, to the knowledge of Pluto, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity.

(e)    Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters), the EMA or any other Spinco Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs, which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Spinco Product currently pending before or previously approved or cleared by the FDA, the EMA or such other Spinco Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(f)    Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Spinco Regulatory Agency by any Pluto Entity (with respect to the Spinco Business) or Spinco Entity have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Spinco Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Spinco Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the Spinco Business, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Spinco Regulatory Agency to invoke any similar policy.

(g)    No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h)    As to each Spinco Product or Spinco Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each such Spinco Product or Spinco Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting, and security. There is no investigation, action or proceeding pending or, to the knowledge of Pluto, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any Spinco Product or Spinco Product candidate by any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(i)    Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product, in each case which has not been publicly disclosed by the applicable Spinco Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Spinco Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Pluto, there are no facts which would reasonably be expected to cause, and no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received since January 1, 2017 any written notice from the FDA or any other Spinco Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Spinco Product sold or intended to be sold by Spinco or the Spinco Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Spinco Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Spinco Products, or (iv) a negative change in reimbursement status of a Spinco Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.18.    Real Property.

(a)    Section 6.18(a) of the Spinco Disclosure Schedule sets forth all of the Spinco Owned Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Pluto Entities or Spinco Entities have good and valid title (or the applicable local equivalent) to all Spinco Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) no Pluto Entity or Spinco Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any Spinco Owned Real Property and (iii) no Pluto Entity or Spinco Entity has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Spinco Owned Real Property, other than Permitted Liens.

(b)    Section 6.18(b) of the Spinco Disclosure Schedule sets forth all of the Spinco Leased Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Pluto Entities or Spinco Entities have a valid and enforceable leasehold interest in all Spinco Leased Real Property, subject to the Remedies Exception, (ii) no Pluto Entity or Spinco Entity, or, to the knowledge of Pluto, as of the date hereof, any other party thereto, is in breach of or default under any Spinco Lease, (iii) no Pluto Entity or Spinco Entity has, as of the date hereof, received any written notice from any lessor of any Spinco Leased Real Property of any breach of or default under any Spinco Lease by any Pluto Entity or Spinco Entity (in each case, with or without notice or lapse of time or both), which breach or default has not been cured and (iv) no Pluto Entity or Spinco Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Spinco Leased Real Property.

Section 6.19.    Intellectual Property.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i)    all Spinco Registered Intellectual Property is subsisting and, to the knowledge of Pluto, valid and enforceable;

(ii)    Pluto or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Spinco Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Spinco and its Subsidiaries), partner, director, stockholder, officer, or employee of Pluto or any of its Affiliates (other than Spinco and its Subsidiaries) or, to the knowledge of Pluto, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Spinco Owned Intellectual Property;

(iii)    to the knowledge of Pluto, the use of the Spinco Owned Intellectual Property and any Intellectual Property licensed to the Spinco Entities in connection with the Spinco Products, and the conduct of the Spinco Business as heretofore conducted, do not conflict with, infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party;

(iv)    as of the date hereof and since January 1, 2017 (A) no Action is or has been pending or threatened by Pluto or any of its Subsidiaries (1) alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Spinco Business, but not used or held for use by a Spinco Entity, and (B) to the knowledge of Pluto, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property;

(v)    there is no and, since January 1, 2017, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Pluto, threatened against Pluto or any of its Subsidiaries (1) concerning the matters described in Section 6.19(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Spinco Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Pluto or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending,” or (B) (1) Governmental Order against Pluto or any of its Subsidiaries or applicable to any Spinco Owned Intellectual Property, (2) settlement agreement that Pluto or any of its Subsidiaries is a party to, or (3) to the knowledge of Pluto, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting the use, ownership, enforcement, or exploitation of any Spinco Owned Intellectual Property; and

(vi)    (A) Pluto and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Spinco Owned Intellectual Property (except for any Spinco Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), (B) to the knowledge of Pluto, neither Pluto nor any of its Subsidiaries has disclosed to any third party any such Spinco Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and (C) Pluto and its Subsidiaries have required all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Spinco Business to assign, and all such Persons have assigned, to Spinco or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property.

(b)    Since January 1, 2017, to the knowledge of Pluto, (i) there have been no security breaches in the information technology systems used by the Spinco Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the Spinco Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Pluto and its Subsidiaries, in connection with the conduct of the Spinco Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, Pluto and its Subsidiaries, in connection with the conduct of the Spinco Business, have, at all times since January 1, 2017, complied with all Data Security Requirements applicable to the Spinco Business. No Actions have been asserted or, to the knowledge of Pluto, threatened since January 1, 2017 against Pluto or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Spinco Business that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017, Pluto and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their personal information.

(d)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 6.19 and Section 6.27 are the only representations and warranties being made by Pluto in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

Section 6.20.    Environmental Matters.

(a)    Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i)    the Spinco Entities are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii)    the Spinco Entities have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for the Spinco Entities to own, lease and operate the Spinco Assets and to conduct the Spinco Business;

(iii)    there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Pluto, threatened, against the Spinco Entities alleging violations of or Liability under any Environmental Law; and

(iv)    to the knowledge of Pluto, no conditions currently exist, and no incidents or activities have occurred in the last three (3) years, with respect to the Spinco Business, including with respect to the Spinco Assets, the Spinco Owned Real Property or the Spinco Leased Real Property, or any property currently or formerly owned, leased or operated by the Spinco Business, or any property to which the Spinco Business arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Spinco Entities incurring Liabilities under Environmental Laws.

(b)    Other than the representations and warranties contained in Section 6.5, Section 6.8, Section 6.21, Section 6.23 and Section 6.27, the representations and warranties set forth in this Section 6.20 constitute the sole and exclusive representations and warranties of Pluto regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

Section 6.21.    Absence of Changes. (a) Since December 31, 2018, there has not been any change, event, development, occurrence or effect that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, and (b) except as contemplated by this Agreement and the other Transaction Documents, since (i) December 31, 2018 or (ii) in the case of Spinco Entities formed after December 31, 2018, the date such Spinco Entity was formed, the Pluto Entities and the Spinco Entities have, in all material respects, conducted the Spinco Business and owned, leased and operated the Spinco Assets in the ordinary course of business consistent with past practice. Since (i) December 31, 2018 or (ii) in the case of Spinco Entities formed after December 31, 2018, since the date such Spinco Entity was formed, and, in each of cases (i) and (ii), prior to the date of this Agreement, the Spinco Entities have not taken any action that would have been prohibited by Section 8.2(b)(xii) or 8.2(b)(xiv) were such provision then in effect.

Section 6.22.    Affiliate Matters. No (a) Pluto Entity, (b) director or executive officer of Pluto or Spinco or (c) “immediately family member” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (b), directly or indirectly, has a material interest in any material Contract or transaction to which Spinco or any Spinco Entity is a party (in each case, except for (i) the Transaction Documents, (ii) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business, (iii) pursuant to a Spinco Benefit Plan and (iv) commercial Contracts entered into on arm’s length terms in the ordinary course of business) (each, a “Spinco Affiliate Contract”).

Section 6.23.    Information Supplied.

(a)    The information relating to Pluto, Spinco, Spinco Sub and their respective Subsidiaries, the Spinco Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Pluto, Spinco, Spinco Sub or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement/Prospectus will not, on the date the Split Off TO (if applicable) and the Proxy Statement/Prospectus, respectively, are first mailed to the Pluto stockholders or the Utah shareholders (as applicable), (ii) the Distribution Registration Statement and the Combination Registration Statement will not, at the time the Distribution Registration Statement and the Combination Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the Utah shareholders or Pluto stockholders (as applicable), (iii) the Proxy Statement/Prospectus will not, at the time of the Utah Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Split Off Exchange Offer (as applicable), or (v) the Combination Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The Securities Filings that Pluto, Spinco or Spinco Sub will prepare (jointly or otherwise) or file pursuant to Section 8.6 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 6.23, no representation or warranty is made by Pluto, Spinco, or Spinco Sub with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of Pluto, Spinco or Spinco Sub.

Section 6.24.    Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to Utah a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Pluto, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Pluto, the other parties thereto, enforceable against Spinco, and to the knowledge of Pluto, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Pluto there are no side letters or other Contracts related to any portion of the funding of the Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to Utah on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Pluto, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Pluto, would result in any portion of the Financing being unavailable or delayed.

Section 6.25.    Board and Shareholder Approval.

(a)    Each of the Pluto Board, the Spinco Board and the Spinco Sub Board, at a meeting duly called, has by unanimous vote of all directors present approved this Agreement and the Separation and Distribution Agreement and declared each of them advisable.

(b)    As of the date hereof, the sole stockholder of Spinco is Pluto. Prior to or concurrently with the execution of this Agreement, Pluto has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein. The approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, unless this Agreement is amended on or after the Distribution Date.

(c)    As of the date hereof, the sole stockholder of Spinco Sub is Utah Acquisition Holdco Inc. Prior to or concurrently with the execution of this Agreement, Utah Acquisition Holdco Inc. has approved and adopted, as Spinco Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein.

(d)    The approval of Pluto’s stockholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement or this Agreement.

Section 6.26.    Utah Ordinary Shares. Neither Pluto nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Utah (other than as contemplated by this Agreement).

Section 6.27.    Sufficiency of the Spinco Assets. As of the Closing, after giving effect to the Contribution (assuming receipt of all Consents described in Section 5.4 and Section 6.5), Spinco will own or have the right to use the assets which, taking into account all Transaction Documents, constitute all of the assets necessary to conduct the Spinco Business immediately following the Closing in all material respects as it is conducted on the date hereof.

Section 6.28.    No Other Representations and Warranties. Except as expressly set forth in this Article VI or in any Transaction Document, neither Pluto nor any of its Affiliates (including the Spinco Entities), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever to Utah or any of its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Utah or its Affiliates. Without limiting the generality of the foregoing, Utah acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Pluto, Spinco, any of the Spinco Entities or the Spinco Business that may have been made available to Utah or any of its Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Spinco Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Spinco Datasite or otherwise reviewed by Utah or any of its Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Utah or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of Pluto or Spinco, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF THE UTAH PARTIES

Except as otherwise disclosed or identified in (a) the Utah SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Utah SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Utah Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Utah Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article VII for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), the Utah Parties, jointly and severally, hereby represent and warrant to Pluto and Spinco as follows:

Section 7.1.    Organization of the Utah Parties.

(a)    Each Utah Party is a legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the laws of the Netherlands.

(b)    Each Utah Party has made available to Pluto true and complete copies of its Organizational Documents.

(c)    Each Utah Party (i) has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.2.    Subsidiaries.

(a)    Section 7.2(a) of the Utah Disclosure Schedule sets forth a list of the Utah Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each Utah Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(b)    Each Utah Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.3.    Due Authorization.

(a)    Each Utah Party has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 7.5 and the Utah Shareholder Approval) to consummate the transactions contemplated hereby and thereby.

(b)    The execution and delivery by each Utah Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each Utah Party of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Utah Shareholder Approval, no other corporate action on the part of the Utah Parties is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c)    Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each Utah Party and (assuming that this Agreement and the other applicable Transaction Documents to which each of Pluto, Spinco and Spinco Sub (as applicable) is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Pluto, Spinco and Spinco Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each Utah Party (as applicable), enforceable against each Utah Party (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 7.4.    No Conflict. Subject to the receipt of the Consents described in Section 7.5, the execution and delivery by each Utah Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by such Utah Party of the transactions contemplated hereby and thereby do not and will not: (a) violate any provision of, or result in the breach of, any Law applicable to any Utah Entity or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of any Utah Party; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which Utah or any of its Subsidiaries is a party or to which the business of Utah and its Subsidiaries is bound, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.5.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Utah or any of the Utah Subsidiaries in connection with the execution or delivery by each Utah Party of this Agreement or the other Transaction Documents to which each Utah Party (as applicable) is or will be a party as of the Effective Time or the consummation by each Utah Party of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) Consents required with respect to the Utah Merger, confirmation by the competent Dutch court that either (A) no opposition (verzet) has been timely initiated against the Utah Merger Proposal or (B) if opposition (verzet) has been timely initiated against the Utah Merger Proposal, that such opposition has been revoked or that the lifting thereof has become enforceable within the meaning of Section 2:316(4) of the Dutch Code; and (e) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.6.    Capital Stock and Other Matters.

(a)    As of the date hereof, the authorized capital stock of Utah consists of (i) 1,200,000,000 Utah Ordinary Shares and (ii) 1,200,000,000 preferred shares, par value EUR 0.01 per share (“Utah Preferred Stock”). At the close of business on July 24, 2019: (i) 515,869,921 Utah Ordinary Shares were issued and outstanding (excluding Utah Ordinary Shares held in treasury); (ii) 24,598,074 Utah Ordinary Shares were held by Utah in its treasury; (iii) 6,653,279 Utah Ordinary Shares were reserved for issuance under all outstanding Utah Options granted under the Utah Stock Plan; (iv) 63,779 Utah Ordinary Shares were reserved for issuance under all outstanding Utah SARs granted under the Utah Stock Plan; (v) 2,254,520 Utah Ordinary Shares were reserved for issuance under all outstanding Utah RSU Awards granted under the Utah Stock Plan; (vi) 1,934,108 Utah Ordinary Shares were reserved for issuance under all outstanding Utah PSU Awards granted under the Utah Stock Plan (assuming achievement of the applicable performance goals at the target levels); (vii) no Utah Ordinary Shares were held by any of its Subsidiaries; and (viii) no Utah Preferred Stock was issued and outstanding. All of the issued and outstanding Utah Ordinary Shares have been duly authorized and validly issued, fully paid and nonassessable (meaning that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by Utah or its creditors for further payments on those Utah Ordinary Shares) and have not been, or will not be, issued in violation of any preemptive or similar rights.

(b)    No bonds, debentures, notes or other Indebtedness of Utah or any of the Utah Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Utah (including Utah Ordinary Shares) may vote (“Utah Voting Debt”) are issued or outstanding.

(c)    As of the date hereof, the authorized capital stock of Utah Newco consists of ordinary shares, par value EUR 0.01 per share (“Utah Newco Ordinary Shares”), of which one (1) is issued and outstanding. As of the date hereof, the authorized capital stock of Utah Newco Sub consists of ordinary shares, par value EUR 0.01 per share (“Utah Newco Sub Ordinary Shares”), of which one (1) is issued and outstanding. Each of Utah Newco and Utah Newco Sub has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d)    Except as expressly set forth in Section 7.6(a), in connection with the Combination, or for the Call Option Agreement and Call Option thereunder, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Utah, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Utah, (ii) agreements of any kind which may obligate Utah to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Utah.

Section 7.7.    Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Utah Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable (meaning, with respect to Utah Subsidiaries existing under the Laws of the Netherlands, that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by the relevant Utah Subsidiary or its creditors for further payments on those Interests). Utah, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the Utah Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no (i) outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Utah Subsidiaries, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Utah Subsidiaries, and (ii) agreements of any kind which may obligate any Utah Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 7.8.    Utah Reports and Financial Statements.

(a)    Utah has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2017 (collectively, the “Utah SEC Documents”). Utah has made available to Pluto and Spinco copies of all material comment letters from the SEC and Utah’s responses thereto since January 1, 2017 that are not otherwise publicly available. There are no outstanding or unresolved comments received from the SEC staff with respect to the Utah SEC Documents. As of the date hereof, no Subsidiary of Utah is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC. No Subsidiary of Utah is, or since January 1, 2017 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, as of its effective date in the case of any Utah SEC Document that is a registration statement filed pursuant to the Securities Act) or, if amended, as of the date of (and giving effect to) the last such amendment, the Utah SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and complied in all material respects with accounting standards applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)    Each of the consolidated balance sheets included in or incorporated by reference into the Utah SEC Documents (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Utah and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Utah SEC Documents (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Utah and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP (or IFRS, where it concerns Utah’s statutory financial statements (jaarrekening) prepared under Dutch Law) consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited consolidated financial statements, to (a) such exceptions as may be permitted by the SEC or by Form 10-Q or Form 8-K under the Exchange Act, (b) normal year-end audit adjustments which have not been and are not expected to be material and (c) any other adjustments stated therein or in the notes thereto).

(c)    There are no Liabilities of Utah or any of its Subsidiaries of any nature that would be required to be reflected on, or reserved against in, a balance sheet of Utah or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for on the consolidated balance sheet of Utah or described in the notes thereto, in each case included in Utah’s annual report on Form 10-K for the year ended December 31, 2018 or Utah’s quarterly report on Form 10-Q for the period ended March 31, 2019; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; or (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(d)    Neither Utah nor any of Utah’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e)    Utah maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Utah is reported on a timely basis to the individuals responsible for the preparation of Utah’s filings with the SEC and other public disclosure documents. Utah’s management has completed an assessment of the effectiveness of Utah’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Utah’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Utah maintained effective internal control over financial reporting as of December 31, 2018. Utah’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Utah, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Utah are being made only in accordance with authorizations of management and directors of Utah and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Utah’s assets that could have a material effect on its financial statements. Utah has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Utah’s auditors and the audit committee of the Utah Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Utah’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Utah’s internal control over financial reporting.

Section 7.9.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Utah, threatened before or by any Governmental Authority against Utah or any Utah Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect and (b) there is no continuing Governmental Order to which Utah or any Utah Subsidiary is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.10.    Legal Compliance.

(a)    Each of the Utah Entities is, and since January 1, 2017 each of the Utah Entities has been, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Since January 1, 2017, none of the Utah Entities has received any written notice from any Governmental Authority of a violation of or failure to comply with any applicable Law, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(b)    Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to Utah and its Subsidiaries, taken as a whole:

(i)    Utah and the Utah Subsidiaries (i) are in compliance, and since January 1, 2017 have been in compliance with the FCPA and, to the knowledge of Utah, any other applicable Anti-corruption Laws; (ii) since January 1, 2017, Utah and the Utah Subsidiaries have not been given notice by a Governmental Authority of, or to the knowledge of Utah, been investigated by any Governmental Authority with respect to any actual or alleged violation of the FCPA or any other applicable Anti-corruption Laws by Utah or any Utah Subsidiary; and (iii) since January 1, 2017, Utah and the Utah Subsidiaries have had an operational program in effect, including policies, procedures and training, intended to enhance awareness of and compliance with the FCPA and any other applicable Anti-corruption Laws.

(ii)    Since January 1, 2017, none of the Utah Entities has, directly or indirectly, through their respective directors, managers, members, officers, employees or, to the knowledge of Utah, any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way.

(iii)    To the knowledge of Utah, since January 1, 2017, neither Utah nor any of the Utah Subsidiaries has engaged in any unlicensed or unauthorized transaction with any supplier, customer or distributor that is (A) organized or ordinarily resident in a country or territory that is, or whose government (including any Governmental Authority within such country or territory) is, the target of economic or trade sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (currently the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Syria or Venezuela) or (B) a Prohibited Party.

(c)    This Section 7.10 does not apply to matters relating to Taxes (which are addressed exclusively in Section 7.14), Regulatory Matters (which are addressed exclusively in Section 7.17), Intellectual Property (which are addressed exclusively in Section 7.19), and Environmental Laws (which are addressed exclusively in Section 7.20).

Section 7.11.    Material Contracts.

(a)    As of the date hereof, neither Utah nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Utah Licenses, the “Utah Material Contracts”):

(i)    other than any such Contract solely between the Utah Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to Utah and its Subsidiaries (taken as a whole);

(ii)    Contracts containing (A) a covenant materially restricting the ability of Utah or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party exclusivity or similar rights, in each case of clauses (A) and (B), that would, after giving effect to the Combination, materially impact the businesses of Utah and its Subsidiaries (taken as a whole);

(iii)    any acquisition or divestiture Contract or licensing agreement that contains continuing financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by Utah or any of its Subsidiaries of future payments in excess of $100 million;

(iv)    each Contract relating to outstanding Indebtedness of Utah or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in each case in a principal amount in excess of $100 million other than (A) Contracts solely among Utah and any wholly owned Utah Subsidiary or a guarantee by Utah or any Utah Subsidiary of Indebtedness of a Utah Subsidiary and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v)    any Utah Leases set forth on Section 7.18(b) of the Utah Disclosure Schedule;

(vi)    any shareholders, investors’ rights, registration rights or similar agreement or arrangement of Utah or any of its Subsidiaries;

(vii)    any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $100 million;

(viii)    any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which Utah or any of its Subsidiaries (A) is required to pay after the date hereof consideration in excess of $50 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix)    any Contract with any Governmental Authority that is material to Utah and its Subsidiaries, taken as a whole, excluding any sales, supply, manufacturing or services agreements entered into in the ordinary course of business and tolling agreements entered into in connection with investigations by any Governmental Authority; and

(x)    any Contract not otherwise described in any other subsection of this Section 7.11(a) that would be required to be filed by Utah as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b)    Utah has made available to Pluto true, complete and correct copies of each Utah Material Contract described in Section 7.11(a)(i) through Section 7.11(a)(x) in effect on the date hereof. Each Utah Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on Utah or its Subsidiaries, as applicable, and, to the knowledge of Utah, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. Neither Utah nor any of its Subsidiaries is in breach of, or default under, any Utah Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. To the knowledge of Utah, as of the date hereof, no other party to any Utah Material Contract is in breach of or default under the terms of any Utah Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.12.    Utah Benefit Plans.

(a)    Section 7.12(a) of the Utah Disclosure Schedule lists as of the date hereof each material Utah Benefit Plan. For purposes of this Agreement, “Utah Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, retirement, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, (i) that is sponsored, maintained or contributed to by any of the Utah Entities, (ii) for which any of the Utah Entities has any liability, contingent or otherwise, or (iii) in the case of a bi-lateral agreement, to which any of the Utah Entities is a party; provided, however, that “Utah Benefit Plan” shall not include any Multiemployer Plan or any other plan, program or arrangement maintained by (A) an entity other than a Utah Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b)    Utah has heretofore made available to Pluto a true and complete copy (or in the case of any unwritten plan, a description) of each material Utah Benefit Plan and, with respect to each such Utah Benefit Plan, the following related documents, if applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report, (v) any related trust agreement and (vi) all material filings and correspondence with any Governmental Authority.

(c)    Each of the Utah Benefit Plans has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. There are no pending or, to the knowledge of Utah, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Utah Benefit Plans or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. All material contributions or other amounts payable by any of the Utah Entities as of the Effective Time pursuant to each Utah Benefit Plan in respect of current or prior plan years have been timely paid or accrued to the extent required by GAAP.

(d)    Each Utah Benefit Plan and any trust related thereto that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011) has received a favorable determination or opinion letter from the IRS (or the Puerto Rico Treasury Department) that it is so qualified, and, to the knowledge of Utah, such letter has not been revoked (nor has revocation been threatened), no event has occurred that would reasonably be expected to give rise to any such action and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e)    No Utah Benefit Plan (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, nor has Utah or any of its ERISA Affiliates sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof, (ii) is a plan that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) provides material welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of any of the Utah Entities beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f)    Neither Utah nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Utah incurring any such liability thereunder, (ii) is obligated to contribute currently or has been obligated to contribute during the six (6) years prior to the date hereof to any Multiemployer Plan, or (iii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(g)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would (i) result in, cause the vesting, exercisability or delivery of, or materially increase the amount or value of, any payment, right or other benefit (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or employee of any of the Utah Entities under any Utah Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Utah Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any limitation on the right to amend, merge, terminate or receive a reversion of assets from any Utah Benefit Plan or related trust or require the funding of any trust. Prior to the date hereof, Utah has made available to Pluto true and complete copies of preliminary Section 280G calculations (based on the assumptions set forth therein) with respect to certain “disqualified individuals” (within the meaning of Section 280G of the Code) of Utah in connection with the transactions contemplated hereby, and will provide updated calculations following the date hereof.

(h)    No Utah Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each Utah Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with the applicable Governmental Authorities and to the knowledge of Utah, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Utah Benefit Plan, and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Utah Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 7.13.    Labor Matters. Section 7.13 of the Utah Disclosure Schedule sets forth a list as of the date hereof of all material Collective Bargaining Agreements that are applicable to current or former employees of any of the Utah Entities or to which any of the Utah Entities is a party as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017, (i) there has not been any strike, lockout, labor dispute or union organizing activity, or, to the knowledge of Utah, any threat thereof, by any employees of any of the Utah Entities with respect to their employment with the Utah Entities; and (ii) the Utah Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Utah, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each individual who renders services to the Utah Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized.

Section 7.14.    Tax Matters.

(a)    All material Tax Returns required to be filed by or with respect to Utah and the Utah Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All material Taxes of or with respect to Utah and the Utah Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the consolidated financial statements of Utah contained in the Utah SEC Documents.

(b)    There are no agreements in effect extending the period for assessment of collection of any material Taxes of Utah and the Utah Subsidiaries that have been filed with any Governmental Authority.

(c)    All material Taxes required to be withheld by Utah and the Utah Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)    No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against Utah or any Utah Subsidiary (or, to the knowledge of Utah, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes due from Utah and the Utah Subsidiaries.

(e)    Neither Utah nor any Utah Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(f)    Neither Utah nor any Utah Subsidiary has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g)    There are no Liens for material Taxes (other than Permitted Liens) upon the assets of Utah or any of the Utah Subsidiaries.

(h)    Neither Utah nor any Utah Subsidiary is party to any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement and (ii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes.

(i)    No Governmental Authority has notified Utah or any Utah Subsidiary in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(j)    Utah Newco Sub was formed solely for the purpose of engaging in the Combination, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Combination. Utah Newco was formed solely for the purpose of the Combination, and does not have any material assets (other than all of the outstanding Utah Newco Sub Ordinary Shares) and has not engaged in any business activities or conducted any operations other than in connection with the Combination.

(k)    As of the date hereof, Utah is not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Utah from delivering the Utah Representation Letter at the applicable time set forth in Section 8.3(e).

(l)    As of the date hereof, Utah’s expectation is that neither the Utah Merger nor the Asset Sale would give rise to a material United Kingdom corporation Tax liability for any of the Utah Parties.

(m)    The representations and warranties set forth in this Section 7.14 and, to the extent relating to Tax matters, Section 7.12, constitute the sole and exclusive representations and warranties of Utah regarding Tax matters.

Section 7.15.    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Pluto or its Affiliates, any Utah Party, or any Spinco Entity would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Utah or any Utah Subsidiary.

Section 7.16.    Insurance. All insurance policies (excluding any Utah Benefit Plans) to which Utah and any Utah Subsidiary is currently a party, or which are held for the benefit of Utah or any of the Utah Subsidiaries, are in full force and effect, and, to the knowledge of Utah, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.17.    Regulatory Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 7.20), (i) Utah and the Utah Subsidiaries have obtained all of the Permits necessary under applicable Laws for Utah and the Utah Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated and to conduct their businesses as now conducted, including (A) all authorizations and approvals under the FDCA (including Sections 505, 510(k) and 515 thereof), the PHSA and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Utah Products (any such Governmental Authority, a “Utah Regulatory Agency”), in each case necessary for the lawful operation of the businesses of Utah and its Subsidiaries in each jurisdiction in which such Person operates (the “Utah Regulatory Permits”); (ii) all such Utah Regulatory Permits are valid and in full force and effect; and (iii) Utah is in compliance with the terms of all Utah Regulatory Permits.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, the businesses of each of Utah and each Utah Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Utah or the Utah Subsidiaries; (xiv) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which Utah or any Utah Subsidiary operates or sells or distributes a Utah Product or Utah Product candidate; and (xv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Utah Healthcare Laws”). Since January 1, 2017, neither Utah nor any Utah Subsidiary has received any written notification or communication from any Utah Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of Utah or any Utah Subsidiaries under, any Utah Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(c)    Neither Utah nor any of the Utah Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Utah Regulatory Agency and, to the knowledge of Utah, (i) the imposition of any such agreement or decree is not currently pending and (ii) no Utah Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d)    Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of Utah and the Utah Subsidiaries are being conducted in compliance with all applicable Utah Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312, 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of Utah or any Utah Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of Utah or any Utah Subsidiary has commenced, or, to the knowledge of Utah, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Utah or any Utah Subsidiary.

(e)    Since January 1, 2017, neither Utah nor any Utah Subsidiary has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the EMA or any other Utah Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Utah Product currently pending before or previously approved or cleared by the FDA, the EMA or such other Utah Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(f)    Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Utah Regulatory Agency by Utah and the Utah Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Utah Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Utah Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Utah and its Subsidiaries, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Utah Regulatory Agency to invoke any similar policy.

(g)    Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h)    As to each Utah Product or Utah Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Utah or any of the Utah Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each such Utah Product or Utah Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting and security. There is no investigation, action or proceeding pending or, to the knowledge of Utah, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any Utah Product or Utah Product candidate by Utah or any of the Utah Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(i)    Since January 1, 2017, no Utah Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Utah Product, in each case which has not been publicly disclosed by the applicable Utah Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Utah Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. To the knowledge of Utah, there are no facts which would reasonably be expected to cause, and no Utah Entity has received since January 1, 2017 any written notice from the FDA or any other Utah Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Utah Product sold or intended to be sold by Utah or the Utah Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Utah Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Utah Products, or (iv) a negative change in reimbursement status of a Utah Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.18.    Real Property.

(a)    Section 7.18(a) of the Utah Disclosure Schedule sets forth all of the Utah Owned Real Properties that are material to Utah and the Utah Subsidiaries (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, (i) Utah or the applicable Utah Subsidiaries have good and valid title (or the applicable local equivalent) to all Utah Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) neither Utah nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any Utah Owned Real Property and (iii) none of Utah or any of the Utah Subsidiaries has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Utah Owned Real Property, other than Permitted Liens.

(b)    Section 7.18(b) of the Utah Disclosure Schedule sets forth all of the Utah Leased Real Properties that are material to Utah and the Utah Subsidiaries (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, (i) Utah or the applicable Utah Subsidiaries have a valid and enforceable leasehold interest in all Utah Leased Real Property; subject to the Remedies Exception; (ii) neither Utah nor any of its Subsidiaries, nor, to the knowledge of Utah, as of the date hereof, any other party thereto, is in breach of or default under any Utah Lease; (iii) neither Utah nor any of its Subsidiaries has, as of the date hereof, received any written notice from any lessor of any Utah Leased Real Property of any breach of or default under any Utah Lease by Utah or any of its Subsidiaries (in each case, with or without notice or lapse of time or both), which breach or default has not been cured; and (iv) none of Utah or any of the Utah Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Utah Leased Real Property.

Section 7.19.    Intellectual Property.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect:

(i)    all Utah Registered Intellectual Property is subsisting and, to the knowledge of Utah, is valid and enforceable;

(ii)    Utah or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Utah Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Utah and its Subsidiaries), partner, director, stockholder, officer, or employee of Utah or any of its Affiliates (other than Utah and its Subsidiaries) or, to the knowledge of Utah, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Utah Owned Intellectual Property;

(iii)    to the knowledge of Utah, the use of the Utah Owned Intellectual Property and any Intellectual Property licensed to Utah or any of its Subsidiaries in connection with the Utah Products, and the conduct of the respective businesses of Utah and its Subsidiaries as heretofore conducted (the “Utah Business”), do not conflict with, infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party;

(iv)    as of the date hereof and since January 1, 2017 (A) no Action is or has been pending or threatened by Utah or any of its Subsidiaries (1) alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Utah Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Utah Business, but not used or held for use by Utah or any of its Subsidiaries, and (B) to the knowledge of Utah, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any Utah Owned Intellectual Property;

(v)    there is no and, since January 1, 2017, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Utah, threatened against Utah or any of its Subsidiaries (1) concerning the matters described in Section 7.19(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Utah Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Utah or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending,” or (B) (1) Governmental Order against Utah or any of its Subsidiaries or applicable to any Utah Owned Intellectual Property, (2) settlement agreement that Utah or any of its Subsidiaries is a party to, or (3) to the knowledge of Utah, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting the use, ownership, enforcement, or exploitation of any Utah Owned Intellectual Property; and

(vi)    (A) Utah and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Intellectual Property (except for such Utah Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), (B) to the knowledge of Utah, neither Utah nor any of its Subsidiaries has disclosed to any third party any such Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and (C) Utah and its Subsidiaries have required all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Utah Business to assign, and all such Persons have assigned, to Utah or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property.

(b)    Since January 1, 2017, to the knowledge of Utah, (i) there have been no security breaches in the information technology systems used by the Utah Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the Utah Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Utah and its Subsidiaries, in connection with the conduct of the Utah Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, Utah and its Subsidiaries, in connection with the conduct of the Utah Business, have, at all times since January 1, 2017, complied with all Data Security Requirements applicable to the Utah Business. No Actions have been asserted or, to the knowledge of Utah, threatened since January 1, 2017 against Utah or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Utah Business that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017, Utah and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their personal information.

(d)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 7.19 are the only representations and warranties being made by Utah in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

Section 7.20.    Environmental Matters.

(a)    Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect:

(i)    Utah and the Utah Subsidiaries are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii)    Utah and the Utah Subsidiaries have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for Utah and the Utah Subsidiaries to own, lease and operate their assets and to conduct the Utah Business;

(iii)    there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Utah, threatened, against Utah and the Utah Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv)    to the knowledge of Utah, no conditions currently exist, and no incidents or activities have occurred in the last three (3) years, with respect to the Utah Business, including with respect to the assets of Utah and the Utah Subsidiaries, the Utah Owned Real Property or the Utah Leased Real Property, or any property currently or formerly owned, leased or operated by Utah or the Utah Subsidiaries, or any property to which Utah or the Utah Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in Utah or the Utah Subsidiaries incurring Liabilities under Environmental Laws.

(b)    Other than the representations and warranties contained in Section 7.5, Section 7.8, Section 7.21 and Section 7.23, the representations and warranties set forth in this Section 7.20 constitute the sole and exclusive representations and warranties of Utah regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

Section 7.21.    Absence of Changes. Since December 31, 2018, (a) there has not been any change, event, development, occurrence or effect that would reasonably be expected to have, individually or in the aggregate, a

Utah Material Adverse Effect and (b) except as contemplated by this Agreement and the other Transaction Documents, Utah and the Utah Subsidiaries have, in all material respects, conducted their respective business and owned, leased and operated their respective assets in the ordinary course of business consistent with past practice. Since March 31, 2019 and prior to the date of this Agreement, no Utah Entity has taken any action that would have been prohibited by Section  8.1(b)(xii) or 8.1(b)(xiv) were such provision then in effect..

Section  7.22.    Affiliate Matters. No (a) beneficial owner of more than 5% of Utah Ordinary Shares, (b) director or executive officer of Utah or (c) “immediately family member” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (a) or (b), directly or indirectly, has a material interest in any material Contract or transaction to which Utah or any Utah Subsidiary is a party (in each case, except for (i) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business, (ii) pursuant to a Utah Benefit Plan and (iii) commercial Contracts entered into on arm’s-length terms in the ordinary course of business) (each, a “Utah Affiliate Contract”).

Section 7.23.    Information Supplied.

(a)    The information relating to the Utah Parties and their respective Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Utah Parties or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement/Prospectus will not, on the date the Split Off TO (if applicable) and the Proxy Statement/Prospectus, respectively, are first mailed to the Pluto stockholders or the Utah shareholders (as applicable), (ii) the Distribution Registration Statement and the Combination Registration Statement will not, at the time the Distribution Registration Statement or the Combination Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the Utah shareholders or Pluto stockholders (as applicable), (iii) the Proxy Statement/Prospectus will not, at the time of the Utah Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Split Off Exchange Offer (as applicable), or (v) the Combination Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The Securities Filings that the Utah Parties will prepare (jointly or otherwise) or file pursuant to Section 8.6 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 7.23, no representation or warranty is made by the Utah Parties with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of the Utah Parties.

Section 7.24.    Opinion of Utah Financial Advisers. The Utah Board has received an opinion from each of Utah’s financial advisors, Centerview Partners LLC and PJT Partners LP, in each case substantially to the effect that, as of the respective dates thereof, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement (resulting in a pro forma ownership of Spinco as determined in accordance with the terms of this Agreement and the Separation and Distribution Agreement) is fair, from a financial point of view, to the holders of Utah Ordinary Shares.

Section 7.25.    Certain Board Findings.

(a)    The Utah Board, at a meeting or meetings duly called and held on or prior to the date hereof, has (i) determined that the Combination and the other transactions contemplated by this Agreement are in the best interests of Utah and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Utah, (ii) approved this Agreement and Utah’s execution, delivery and performance of this

Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to make the Utah Recommendation, subject to Section 8.11.

(b)    The Utah Newco Board, (i) determined that it is in the best interests of Utah Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Utah Newco’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein.

(c)    The Utah Newco Sub Board, (i) determined that it is in the best interests of Utah Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Utah Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein.

Section 7.26.    Shareholder Approval Required.

(a)    Subject to Section 7.26(b) and Section 7.26(c), no vote of the holders of any class of equity securities of any of the Utah Parties is required for the execution and delivery of this Agreement or any other agreements and documents contemplated hereby to which any of the Utah Parties is a party, the performance by any Utah Party of its obligations hereunder and thereunder, or to consummate the Combination and the transactions contemplated hereunder and thereunder, except that consummation of the Combination requires the Utah Shareholder Approval.

(b)    Prior to or concurrently with the execution of this Agreement, Utah, as the sole shareholder of Utah Newco, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

(c)    Prior to or concurrently with the execution of this Agreement, Utah Newco, as the sole shareholder of Utah Newco Sub, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

Section 7.27.    No Anti-Takeover Measures.

(a)    Except for the Call Option Agreement and the arrangements included in the articles of association of Utah which may have the effect of delaying a potential takeover of Utah or making a takeover of Utah more difficult or less attractive, no anti-takeover measure (including an agreement in the meaning of Section 2:346 paragraph 1 sub e of the Dutch Code and any measure which would qualify as a “beschermingsmaatregel” under Section 4.2.6 of the Dutch Corporate Governance Code) that may be invoked or implemented by Utah (or any of its Affiliates), or that has been granted by Utah (or any of its Affiliates) to a third party, including the Foundation, that may be invoked or implemented by such third party (each, an “Utah Anti-Takeover Measure”), in relation to the Combination and the other transactions contemplated by this Agreement, is in effect on the date hereof or could become effective, unless and until this Agreement has been terminated pursuant to Article X.

(b)    Utah and the Foundation have each unconditionally agreed pursuant to a binding agreement (the “Foundation Support Agreement”), as an inducement to Pluto’s willingness to enter into this Agreement, that (i) the Foundation shall not exercise the Call Option in a way that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until this Agreement has been terminated pursuant to Article X, (ii) if the Foundation exercised the Call Option during the term of this Agreement, which will only occur after reasonable consultation with Utah, the Foundation shall not exercise its voting rights as a

Utah shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until this Agreement has been terminated pursuant to Article X and (iii) that the Call Option Agreement, including the Call Option, shall be terminated by Utah and the Foundation subject only to and effective upon the consummation of the Combination.

Section 7.28.    No Other Representations and Warranties. Except as expressly set forth in this Article VII, neither Utah nor any of its Subsidiaries, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever to Pluto, Spinco or any of their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Pluto, Spinco or their respective Affiliates. Without limiting the generality of the foregoing, each of Pluto and Spinco acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Utah or any of the Utah Subsidiaries that may have been made available to Pluto, Spinco or any of their Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Utah Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Utah Datasite or otherwise reviewed by Pluto, Spinco or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Pluto, Spinco or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of any of the Utah Parties, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

ARTICLE VIII.

COVENANTS

Section 8.1.    Conduct of Business by Utah Pending the Closing.

(a)    From the date hereof and until the earlier of the Effective Time or termination of this Agreement in accordance with its terms (the “Interim Period”), unless (1) contemplated by this Agreement or the other Transaction Documents, (2) as set forth in Section 8.1 of the Utah Disclosure Schedule, (3) as consented to by Pluto in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, Utah shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its and their operations in the ordinary course of business; provided, however, that no action by Utah or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.1(b).

(b)    Without limiting the generality of the foregoing, during the Interim Period, unless (1) contemplated by this Agreement or the other Transaction Documents, (2) as set forth in Section 8.1 of the Utah Disclosure Schedule, (3) as consented to by Pluto in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, Utah shall not, and shall cause its Subsidiaries not to:

(i)    amend or adopt any change in, or waive any provision of, its Organizational Documents (other than immaterial amendments to its Organizational Documents that do not impact in any respect the economic benefits of the Combination to Pluto stockholders);

(ii)    (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of its capital stock or other Interests (whether in cash, securities or property), except for dividends paid by any direct or indirect wholly owned Subsidiary of Utah to Utah or to any other direct or indirect wholly owned Subsidiary of Utah, (B) split, combine or reclassify any of its Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, its capital stock or other Interests, (C) redeem, repurchase or otherwise acquire its capital stock or other Interests (including any securities convertible or exchangeable into such capital stock or Interests) (other than the acquisition of Utah Ordinary Shares from holders of Utah Equity Awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any stock options, stock appreciation rights, restricted stock units or other rights granted under the Utah Stock Plan, in each case, in the ordinary course of business consistent with past practice) or (D) enter into any agreement with respect to the voting or registration of its capital stock or its other Interests;

(iii)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Utah Voting Debt, any shares of any class of capital stock of, or any other Interests of any class in, Utah or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests of Utah or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Utah or any of its Subsidiaries, other than (A) the issuance of Utah Ordinary Shares upon the exercise or settlement of Utah Equity Awards outstanding as of the date hereof in accordance with their terms or issued after the date hereof in accordance with the terms of this Agreement, (B) the issuance of any Utah Equity Awards required by the terms of any Utah Benefit Plan as in effect on the date hereof in accordance with its terms, (C) the issuance by a wholly owned Subsidiary of Utah of its capital stock to Utah or another wholly owned Subsidiary of Utah or (D) the issuance of shares of Utah Preferred Stock to the Foundation in compliance with Section 7.27(b);

(iv)    sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any assets that are material to Utah and the Utah Subsidiaries (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets (excluding Intellectual Property) in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v)    merge, combine or consolidate (pursuant to a plan of merger or otherwise) Utah or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of Utah or any of its Subsidiaries, other than internal reorganizations that would not have a material and adverse impact on Utah and the Utah Subsidiaries or the transactions contemplated by this Agreement;

(vi)    acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof, other than (A) any acquisition of goods or services in the ordinary course of business or (B) acquisitions for which the amounts paid or transferred by Utah and its Subsidiaries does not exceed $30 million individually or $300 million in the aggregate (in each case calculated taking into account only the amounts reasonably expected to be paid or transferred by Utah and its Subsidiaries during the Interim Period), unless, in each case, such transaction (1) would reasonably be expected to prevent or materially delay or impede the consummation of the Combination or (2) taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(vii)    permit or cause Utah or any of its Subsidiaries to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than Utah or its Subsidiaries) for borrowed money, other than (A) (1) drawings under the Utah Revolving Credit Agreement (as it may be amended from time to time as permitted by clause (ix) of this Section 8.1(b)), but in an amount not to exceed the aggregate amount of lending commitments available thereunder as in effect as of the date hereof, (2) transactions under Utah’s existing receivables facility, (3) issuances of commercial paper under Utah’s existing commercial paper program, (4) (subject to the second proviso of this clause (vii)) other short-term borrowings (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $150 million at any time outstanding, (5) the factoring of receivables, (6) the incurrence and repayment of Indebtedness under overdraft facilities and (7) pursuant to transactions under any swap, forward, futures, hedge or similar derivative arrangement, entered into for bona fide hedging purposes and not for speculative purposes, in each case of this clause (A), in the ordinary course of business consistent with past practice (provided, that such incurrence would not reasonably be expected to adversely impact the ability of Utah to obtain the Financing or materially delay the timing of the consummation of the Financing); (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness solely between or among Utah and its Subsidiaries or any Utah Subsidiaries; or (C) the incurrence of Indebtedness for borrowed money (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $100 million at any time outstanding; provided that, in the case of this clause (C) and clause (A)(4), (I) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (II) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (III) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of Utah or any of its Subsidiaries under, or result in the creation of any Lien under such Indebtedness, or would reasonably likely require the preparation or delivery of separate financial statements of Utah or any of its Subsidiaries following the Closing; provided, further, that in no event shall Utah or any of its Subsidiaries be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity or take any actions that, taking into account and after giving effect to the Spinco Cash Distribution, Combination and other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(viii)    permit or cause Utah or any of its Subsidiaries to make any material loans to or investments in, or material advances of money to, any Person (other than Utah or any wholly owned Utah Subsidiary), except for extensions of credit and advances to employees or officers of Utah or any Utah Subsidiary for expenses incurred in the ordinary course of business;

(ix)    except in the ordinary course of business, (A) materially modify in a manner adverse to any of the Utah Entities, or voluntarily terminate (excluding any expiration in accordance with its terms), any Utah Material Contract or Utah Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 7.11(a) of the Utah Disclosure Schedule or would be a Utah Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(x)    except as required by the terms of any Utah Benefit Plan or actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee in Tier I or any other employee in pay grade 70 or higher, (i) grant any material increases in the compensation or benefits of, or pay or agree to pay any amount not otherwise due to, any current or former employee, director or other service provider of any of the Utah Entities; (ii) enter into or adopt any new material Utah Benefit Plan, or materially amend or terminate any existing Utah Benefit Plan; (iii) enter into any employment, severance or termination agreement with any current or former director or employee of any of the Utah Entities; or (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation;

(xi)    establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice;

(xii)    except as required or permitted by GAAP (or IFRS, where it concerns Utah’s statutory financial statements (jaarrekening) prepared under Dutch Law) or applicable Law, make any material change to any of its financial accounting principles, methods or practices;

(xiii)    settle, release, waive or compromise any Action (or threatened Action), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $20 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Utah and its Subsidiaries) and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against Utah or its Subsidiaries; provided that the settlement, release, waiver or compromise of any Action or claim brought by the shareholders of Utah against Utah or its directors and officers relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 8.12;

(xiv)    make, change or revoke any material Tax election, or settle or compromise any material Tax liability, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on Utah and the Utah Subsidiaries, taken as a whole, or, after the Combination, Spinco and its Subsidiaries (including Utah and the Utah Subsidiaries), taken as a whole;

(xv)    use cash outside the ordinary course of business for any purpose other than to repay or prepay Indebtedness of Utah and its Subsidiaries unless Utah reasonably expects that the Net Indebtedness of Utah as of immediately prior to the Closing (giving effect to any such repayments and prepayments and other uses of cash outside the ordinary course of business) shall not be greater than $12,600,000,000; or

(xvi)    authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 8.2.    Conduct of Business by Spinco and Pluto Pending the Closing.

(a)    During the Interim Period, solely with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities), unless (1) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including the Contribution, the Distribution or the Spinco Cash Distribution), (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Internal Reorganization Plan, (4) as consented to by Utah in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Pluto shall, and shall cause the Spinco Entities to, use its commercially reasonable efforts to conduct the Spinco Business in the ordinary course of business; provided, however, that no action by Pluto or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b)    Without limiting the generality of the foregoing, during the Interim Period, unless (1) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents, (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Internal Reorganization Plan, (4) as consented to by Utah in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Pluto shall not, solely with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities), and shall cause the Spinco Entities not to:

(i)    amend or adopt any change in, or waive any provision of, the Organizational Documents of any of the Spinco Entities, other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock to permit Spinco to comply with the Transaction Documents and other than immaterial amendments to any such Organizational Documents that do not impact in any respect the economic benefits of the Combination to Utah shareholders;

(ii)    (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of any capital stock or other Interests of any of the Spinco Entities (whether in cash, securities or property), except for dividends paid by any direct or indirect wholly owned Subsidiary of Spinco to Pluto or Spinco or to any other direct or indirect wholly owned Subsidiary of Pluto or Spinco, (B) split, combine or reclassify any of the Interests of any of the Spinco Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, the capital stock or other Interests of the Spinco Entities, (C) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any capital stock or Interests (including any securities convertible or exchangeable into such capital stock or Interests) of any Spinco Entity (other than any such capital stock or Interests held by another Spinco Entity or any Pluto Entity or acquired by another Spinco Entity), or (D) enter into any agreement with respect to the voting or registration of the capital stock or other Interests of any Spinco Entity;

(iii)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any Spinco Voting Debt, shares of any class of capital stock of, any other Interests of any class in, any of the Spinco Entities, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the Spinco Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of the Spinco Entities or of the Pluto Entities with respect to the Spinco Employees, other than (A) the issuance of Pluto Common Stock upon the exercise or settlement of Pluto Equity Awards outstanding as of the date hereof in accordance with their terms or issued after the date hereof in accordance with the terms of this Agreement, (B) the issuance of any Pluto Equity Awards required by the terms of any Pluto Benefit Plan as in effect on the date hereof in accordance with its terms, or (C) the issuance by a wholly owned Subsidiary of Spinco of its capital stock to Spinco or another wholly owned Subsidiary of Spinco or to any Pluto Entity in connection with the Separation;

(iv)    sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any Spinco Assets that are material to the Spinco Business (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets (excluding Intellectual Property) in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v)    merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the Spinco Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of any of the Spinco Entities, other than internal reorganizations that would not have a material and adverse impact on the Spinco Entities, the Spinco Business or the transactions contemplated by this Agreement;

(vi)    acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof that would be a Spinco Asset at the Distribution Date, other than (A) any acquisition of goods or services in the ordinary course of business, (B) any acquisition for which the purchase price will be paid by Pluto prior to the Distribution Date and (C) acquisitions for which the amounts paid or transferred by any Pluto Entity or Spinco Entity do not exceed $30 million individually or $300 million in the aggregate (in each case calculated taking into account only the amounts reasonably expected to be paid or transferred by Utah and its Subsidiaries during the Interim Period), unless, in each case, such transaction

(1) would reasonably be expected to prevent or materially delay or impede the consummation of the Combination or (2) taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(vii)    permit or cause any of the Spinco Entities to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than a Spinco Entity) for borrowed money, other than (A) the incurrence of Indebtedness to effect the Spinco Cash Distribution, (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness solely between or among Spinco Entities; (C) the repurchase, repayment, prepayment or incurrence of any Indebtedness or any other Liability between a Spinco Entity and a Pluto Entity; provided that any such Indebtedness or such other Liability so incurred shall not be outstanding at Closing; (D) the factoring of receivables in the ordinary course of business consistent with past practice; (E) incurrence and repayment of Indebtedness under overdraft facilities in the ordinary course of business consistent with past practice (provided, that such factoring and incurrence under clauses (D) and (E), respectively, would not reasonably be expected to adversely impact the ability of Spinco to obtain the Financing or materially delay the timing of the consummation of the Financing); or (F) in respect of Indebtedness for borrowed money in an aggregate principal amount not to exceed $100 million at any time outstanding; provided that in the case of this clause (F), (1) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (2) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of any Spinco Entity under, or result in the creation of any Lien under such Indebtedness; provided that in no event shall any Spinco Entity be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity, and in no event shall any Pluto Entity (with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities)) or Spinco Entity be permitted pursuant to this clause (vii) to take any actions that, taking into account and after giving effect to the Spinco Cash Distribution, Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(viii)    permit or cause any of the Spinco Entities to make any material loans to or investments in, or material advances of money to, any Person (other than the Spinco Entities), except for extensions of credit and advances to employees or officers of any Spinco Entity for expenses incurred in the ordinary course of business;

(ix)    except in the ordinary course of business, (A) materially modify in a manner adverse to any Spinco Entity or the Spinco Business, or voluntarily terminate (excluding any expiration in accordance with its terms), any Spinco Material Contract or Spinco Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 6.11(a) of the Spinco Disclosure Schedule or would be a Spinco Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(x)    except (i) as required by the terms of any Spinco Benefit Plan or Pluto Benefit Plan or actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee who is a member of Pluto’s Global Leadership Council, (ii) in connection with any action that applies uniformly to Spinco Employees and other similarly situated employees of any of the Pluto Entities or (iii) for any commitment for which any of the Pluto Entities shall be solely obligated to pay, (A) grant any increases in the compensation or benefits of, or pay or agree to pay any amount not otherwise due to, any current or former Spinco Employee or any other current or former employee, director or other service provider providing services to the Spinco Business; (B) enter into or adopt any new material Spinco Benefit Plan, or materially amend or terminate any existing Spinco Benefit Plan; (C) enter into any employment, severance or termination agreement with any Spinco Employee or any director or employee providing services to the Spinco Business; or (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation;

(xi)    establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice or on terms consistent with the treatment of employees of any of the Pluto Entities represented by the same union as the Spinco Employees covered by the Collective Bargaining Agreement;

(xii)    except as required or permitted by GAAP or applicable Law, make any material change to any financial accounting principles, methods or practices of any Spinco Entity;

(xiii)    settle, release, waive or compromise any Action (or threatened Action) that would be a Spinco Liability, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $20 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Pluto or the Spinco Entities) and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against the Spinco Entities or the Spinco Business;

(xiv)    make, change or revoke any material Tax election in respect of the Spinco Business that would bind any Spinco Entity for periods following the Distribution Date, or settle or compromise any material Tax liability, solely in respect of a Spinco Entity, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on the Spinco Entities taken as a whole, or, after the Combination, Spinco and its Subsidiaries (including Utah and the Utah Subsidiaries), taken as a whole; or

(xv)    authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 8.3.    Tax Matters.

(a)    From and after the date hereof and until the Effective Time, each Party shall use its reasonable best efforts to ensure the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b)

(i)    As soon as reasonably practicable following the execution of this Agreement, Pluto shall seek the IRS Ruling and the Supplemental Ruling:

(ii)    Utah hereby agrees that Pluto shall have control over the process for seeking the IRS Ruling and the Supplemental Ruling, and that only Pluto shall apply for the IRS Ruling and the Supplemental Ruling. In addition to any obligation to cooperate contained in Section 8.7 (but it being understood and agreed by the Parties that in the event of any inconsistency or conflict between Section 8.7 and this Section 8.3(b), this Section 8.3(b) shall prevail), in connection with obtaining the IRS Ruling and the Supplemental Ruling:

(A)    Pluto shall keep Utah informed in a timely manner of all material actions taken or proposed to be taken by Pluto in connection therewith;

(B)    Pluto shall (1) reasonably in advance of the submission of the requests for the IRS Ruling and the Supplemental Ruling provide Utah with draft copies thereof, (2) reasonably consider Utah’s comments on such draft copies, and (3) provide Utah with copies of any documents filed with the IRS, provided that Pluto may redact any information that Pluto, in its good faith judgment, considers to be confidential and not germane to Utah’s or Spinco’s obligations under this Agreement or any of the other Transaction Documents; and

(C)    Pluto shall provide Utah with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to the approval of the IRS) that relate to the IRS Ruling or the Supplemental Ruling and one member of Utah’s Tax Counsel listed on Section 8.3(b)(ii)(C) of the Spinco Disclosure Schedule shall be permitted to attend such meeting.

This Section 8.3(b) shall not apply with respect to any actions taken by Pluto with respect to the IRS Ruling or Supplemental Ruling prior to the date hereof.

(c)    Utah and Pluto shall cooperate and use their respective reasonable best efforts in order for Pluto to obtain the opinion of Pluto’s Tax Counsel, in form and substance reasonably acceptable to Pluto, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, to the effect that the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status (such opinion of Pluto’s Tax Counsel, the “Pluto Tax Opinion”).

(d)    Pluto and Spinco shall, as of the Closing Date and the Distribution Date, execute and deliver to Pluto’s Tax Counsel the Tax Representation Letters dated and executed as of the Closing Date.

(e)    Utah shall, as of the Closing Date, execute and deliver to Pluto’s Tax Counsel the Utah Representation Letter, dated and executed as of the Closing Date.

(f)    As of the date hereof, neither Pluto nor Spinco is aware of any reason why Pluto (i) would not be able to deliver the Tax Representation Letters at the applicable times set forth in Section 8.3(d) or (ii) would not be able to obtain the Pluto Tax Opinion as contemplated by Section 8.3(c).

(g)    As of the date hereof, Utah is not aware of any reason why it would not be able to deliver the Utah Representation Letter at the applicable time set forth in Section 8.3(e).

(h)    Utah shall use its reasonable best efforts to ensure that Utah Newco and Utah Newco Sub are, and remain through the Closing Date, resident for Tax purposes solely in the Netherlands. Utah shall comply with any obligations it may have to notify HM Revenue and Customs and the Dutch Ministry of Finance (or other relevant Governmental Authorities) of the Tax consequences for Utah of the Combination or any element of it and shall give Pluto an opportunity to comment in advance on related correspondence with such Governmental Authorities.

(i)    Utah and Pluto shall together consider any United Kingdom stamp duty or stamp duty reserve tax implications of the Combination (including, if relevant, the Alternative Transaction Structure). On a timely basis in advance of the Utah Merger, unless the Parties agree otherwise, Utah shall apply for confirmation from HM Revenue and Customs that the Utah Merger should not give rise to United Kingdom stamp duty or stamp duty reserve tax. Utah shall give Pluto the opportunity to comment on the application before it is made.

(j)    Notwithstanding anything to the contrary in Section 8.1, neither Utah nor any of its Subsidiaries shall engage in any internal reorganization or restructuring transaction in connection with or in anticipation of the Combination without the prior written consent of Pluto (such consent not to be unreasonably withheld, conditioned or delayed) unless such internal reorganizations are not reasonably expected to result in material liabilities (including Taxes) to Utah, Spinco or any of their respective Subsidiaries and are not otherwise reasonably expected to have an adverse impact on the Tax liabilities or effective Tax rate of Spinco or any of the Spinco Subsidiaries after the Combination.

Section 8.4.    Netherlands Withholding Tax Confirmation.

(a)    As soon as reasonably practicable following the execution of this Agreement (and in any event within thirty five (35) days of the date of this Agreement), Utah shall (and shall cause Utah Newco to), following consultation in good faith with Spinco and Pluto, prepare and file with the DTA a request (the “Request”) to promptly obtain the DTA’s confirmation in form and substance reasonably acceptable to Pluto and Spinco of (i) the amount of recognized paid up capital for Dutch Dividend Withholding Tax purposes of Utah and Utah Newco prior to the Effective Time and (ii) the amount of Dutch Dividend Withholding Tax due in respect of the Liquidation Distribution (the “Withholding Tax Confirmation”). In relation to the request for the Withholding Tax Confirmation Utah shall (and shall cause Utah Newco to) (i) provide Pluto and Spinco with a calculation of Utah’s recognized paid-up capital for Dutch Dividend Withholding Tax purposes (the “Calculation”), (ii) provide Pluto and Spinco with drafts of all material written communications it intends to make with the DTA at least five (5) Business Days before the communication is made (unless the DTA requires any such written communication to be submitted more promptly, in which case such written communications shall be provided to Pluto and Spinco as promptly as practicable, and in any event before the communication is made) and consider such amendments as reasonably and timely requested by Pluto and Spinco in good faith before making such communication, (iii) promptly notify Pluto and Spinco of any material communication from the DTA regarding the Withholding Tax Confirmation and provide Pluto and Spinco with copies thereof and (iv) use its reasonable best efforts to timely provide Pluto and Spinco with the opportunity to attend any meetings or conversations with the DTA with respect to the Withholding Tax Confirmation (other than discussions that cover only administrative and non-substantive matters). Utah shall provide Spinco and Pluto with a first draft of the Request, together with a first draft of the Calculation within two (2) weeks following the execution of this Agreement and promptly provide such further information as may reasonably be requested by Spinco or Pluto for purposes of reviewing the Request and verifying the Calculation.

(b)    In the event that Utah does not receive the Withholding Tax Confirmation prior to the Closing Date, the Parties agree to use the Calculation that was submitted to the DTA to calculate any Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv), updated for any reasonable comments by Spinco or Pluto that have not been reflected in such Calculation.

(c)    In the event Utah receives a Withholding Tax Confirmation before the Closing Date, the Parties agree to use the Withholding Tax Confirmation to calculate the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv) unless (i) the Withholding Tax Confirmation is not in line with the Request and Calculation submitted to the DTA (a “Negative Withholding Tax Confirmation”) and (ii) Parties have otherwise agreed to file an objection against such Negative Withholding Tax Confirmation, in which case the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv) shall be based on the Calculation set out in the Request submitted to the DTA, updated for any reasonable comments provided by Spinco or Pluto in good faith that have not been reflected in such Calculation. In the event Parties agree that such objection shall be filed Utah and its Representatives shall prepare the objection and shall provide Spinco and Pluto with a draft thereof at least ten (10) Business Days before submission. The foregoing shall not limit the statutory rights of Utah, Utah Newco or the Utah shareholders to file objections against the Withholding Tax Confirmation and any Dutch Dividend Withholding Tax returns submitted in accordance with the foregoing or to appeal any decision by the DTA in response to such objections. In case Utah or Utah Newco files an objection against the Negative Withholding Tax Confirmation without Pluto and Spinco having agreed thereto (acting reasonably), the Negative Withholding Tax Confirmation so received shall be used to calculate the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv), unless Parties agree otherwise.

(d)    In the event that Dutch Dividend Withholding Tax is to be withheld in accordance with this Section 8.4 in respect of the Utah Newco Liquidation (or, in the Alternative Transaction Structure, the Utah Liquidation), Utah and its Representatives shall prepare the Dutch Dividend Withholding Tax return and shall provide Spinco and Pluto with a draft thereof at least five (5) Business Days before submission, and Utah shall take into account all reasonable comments of Spinco and Pluto and their respective Representatives provided in good faith. The Parties shall keep each other reasonably informed on any material developments in respect of the matters set forth in this Section 8.4.

Section 8.5.    Preparation of the Securities Filings.

(a)    As promptly as practicable after the date hereof, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement; and (B) if the Distribution is effected in whole or in part as an exchange offer, Pluto shall prepare and file with the SEC, when and as required, a Tender Offer Statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Split Off TO”); and (ii)(A) the Parties shall jointly prepare and Utah shall file with the SEC a proxy statement to be mailed to the shareholders of Utah relating to the Utah Shareholders Meeting (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”, and together with the Combination Registration Statement of which it forms a part, the “Combination Documents”); and (B) the Parties shall jointly prepare and Spinco and Utah Newco shall file with the SEC the Combination Registration Statement and (iii) the Parties shall jointly prepare and cause to be filed such other securities filings required by Law in connection with the transaction contemplated by this Agreement (the securities filings described in clauses (i) to (iii), collectively, “Securities Filings”).

(b)    Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the Combination Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the Combination Registration Statement effective for as long as is necessary to consummate the transactions contemplated hereby and the other Transaction Documents and, prior to the effective date of the Distribution Registration Statement and the Combination Registration Statement, each Party shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Distribution and the Combination.

(c)    Each Party (as applicable) will cause the Combination Documents to comply in all material respects with the applicable requirements of U.S. Federal securities laws. Each Party (as applicable) will take all steps necessary to cause the Combination Documents to be disseminated to holders of Utah Ordinary Shares, as and to the extent required by applicable U.S. federal securities laws. Each Party (as applicable) shall promptly correct any information provided by it or on its behalf specifically for inclusion in the Combination Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and each Party (as applicable) shall take all steps necessary to amend or supplement the Combination Documents and to cause the Combination Documents as so amended and supplemented to be disseminated to holders of Utah Ordinary Shares, in each case as and to the extent required by applicable U.S. federal securities Laws.

(d)    Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC.

(e)    If at any time prior to the making of the Liquidation Distribution any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, should be discovered by such Party which should be set forth in an amendment or supplement to any of the Securities Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders or shareholders of Pluto and Utah.

Section 8.6.    Utah Shareholders Meeting.

(a)    Utah shall (i) as promptly as reasonably practicable after the Combination Registration Statement is declared effective under the Securities Act, but not before the announcements and filings set out in Section 3.1(g)(iii) have been made, duly call and give notice of a meeting of its shareholders (the “Utah Shareholders Meeting”) for the purpose of obtaining the Utah Shareholder Approval, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Utah Shareholders Meeting (together with the Proxy Statement/Prospectus, the “Utah Shareholders Meeting Materials”) to be mailed to Utah’s shareholders, and (iii) hold the Utah Shareholders Meeting as soon as reasonably practicable, but not before one (1) month has expired (subject to extension of such term pursuant to the Dutch General Act on Terms (Algemene termijnenwet)) after the announcements and filings set out in Section 3.1(g)(iii) have been made.

(b)    The Utah Shareholders Meeting shall be held to:

(i)    provide information regarding the Combination;

(ii)    adopt resolutions to

(A)    enter into and effectuate the Utah Merger in accordance with the Utah Merger Proposal (the “Utah Merger Resolution”);

(B)    approve the Share Sale (the “Share Sale Resolution”);

(C)    effective as of the Utah Sale Effective Time, approve the dissolution of Utah Newco and approve the appointment of the Liquidator, as liquidator of Utah Newco and approve the appointment of an Affiliate of Spinco as the custodian of the books and records of Utah Newco in accordance with Section 2:24 of the Dutch Code (the “Utah Newco Liquidation Resolutions”); and

(D)    approve the Alternative Transaction Structure and the transactions contemplated thereby (the “Alternative Transaction Resolutions”); and

(iii)    adopt one or more resolutions effective upon the Effective Time to provide full and final discharge to each member of the Utah Board for their acts of management or supervision, as applicable, up to the date of the Utah Shareholders Meeting; provided that no discharge shall be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director (the “Discharge Resolutions” and together with the Utah Merger Resolution, the Share Sale Resolution, the Utah Newco Liquidation Resolutions, and the Alternative Transaction Resolutions, the “Utah Shareholders Meeting Resolutions”).

(c)    Utah shall coordinate and cooperate with Pluto and Spinco and their respective Affiliates with respect to the convening materials and, subject to Section 8.6(a), the timing of the Utah Shareholders Meeting, and will otherwise comply with all legal requirements applicable to the Utah Shareholders Meeting. Utah may, after consultation in good faith with Pluto, cancel and reconvene the Utah Shareholders Meeting, only (A) if a quorum has not been established; (B) to ensure that any supplement or amendment of Utah Shareholders Meeting

Materials that the Utah Board, after consultation with outside legal counsel, reasonably determines in good faith is necessary to comply with applicable Law is made available to the Utah Shareholders in advance of the Utah Shareholders Meeting, (C) to allow reasonable additional time to solicit additional proxies in favor of the approvals set forth in Section 8.6(b) if, as of such time, insufficient proxies have been received to approve the Utah Shareholders Meeting Resolutions; (D) if required by Law or Governmental Order; or (E) with the prior written consent of Pluto; provided that, without the consent of Pluto, Utah shall not cancel and reconvene the Utah Shareholders Meeting pursuant to this sentence on more than one (1) occasion. In the event that the Utah Shareholders Meeting is cancelled and reconvened pursuant to the foregoing provision, Utah shall duly give notice of and reconvene the Utah Shareholders Meeting on a date scheduled by mutual agreement of Utah, Pluto and Spinco, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such cancellation; provided, further, that Utah shall in no event cancel and reconvene the Utah Shareholders Meeting to a date that is more than thirty (30) days after the originally scheduled Utah Shareholders Meeting without the written consent of Pluto. Utah shall, upon Pluto’s request, advise Pluto on a daily basis during each of the last five (5) Business Days prior to the date of the Utah Shareholders Meeting as to the aggregate tally of proxies received by Utah with respect to the Utah Shareholder Approval and at additional times upon the reasonable request of Pluto.

(d)    Subject to Section 8.11, Utah shall, through the Utah Board, make the Utah Recommendation and include such Utah Recommendation in the Proxy Statement/Prospectus and use its reasonable best efforts to (i) solicit from its shareholders proxies in favor of the approval of the resolutions required under the Utah Shareholder Approval, and (ii) take all other actions necessary or advisable to secure the Utah Shareholder Approval.

(e)    Notwithstanding any Utah Change in Recommendation, unless this Agreement is terminated in accordance with in accordance with Article X prior to the occurrence of the Utah Shareholder Approval, the Utah Shareholders Meeting Resolutions shall be submitted to the shareholders of Utah for approval at the Utah Shareholders Meeting whether or not (A) the Utah Board shall have effected a Utah Change in Recommendation or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Utah or any of its Representatives.

(f)    If the Utah Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Code, and Pluto and Utah mutually agree not to adopt the Alternative Transaction Structure, then Utah shall take all required steps in order to have the Utah Merger Resolution replaced by a new resolution of the Utah general meeting to enter into and effectuate a merger in accordance with the terms of the Utah Merger Proposal (which resolution shall then for all purposes of this Agreement be considered the Utah Merger Resolution and which merger shall for all purposes of this Agreement be considered the Utah Merger).

Section 8.7.    Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Combination and the other transactions contemplated by the Transaction Documents as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notifications, notices, petitions and filings and to obtain as promptly as practicable all Consents set forth in Section 5.4 of the Spinco Disclosure Schedule, Section 6.5 of the Spinco Disclosure Schedule and Section 7.5 of the Utah Disclosure Schedule that are required to be obtained or made at or prior to the Effective Time and all other material consents, waivers, licenses, orders, registrations, approvals, permits, rulings, expirations or terminations of waiting periods, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Combination or any of the other transactions contemplated by the Transaction Documents (collectively, the “Approvals”), (ii) taking all reasonable steps as may be necessary to obtain all

Approvals and (iii) taking reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.7 in a manner so as to preserve the applicable privilege; provided that, with respect to Approvals from third parties (other than Governmental Authorities) required under existing Contracts, such efforts shall not include any requirement or obligation of any Party to make any payment to any such third party or assume any Liability not otherwise required to be paid or assumed by the applicable Party pursuant to the terms of an existing Contract or offer or grant any financial accommodation or other benefit to such third party not otherwise required to be made by the applicable Party pursuant to the terms of an existing Contract. Notwithstanding anything to the contrary in this Section 8.7, materials provided to the other Party or its outside legal counsel may be redacted to remove references concerning valuation. In furtherance and not in limitation of the foregoing, each Party agrees to promptly make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable, and in any event within twenty (20) Business Days after the date hereof (unless the Parties shall mutually agree that postponing such filings to a later date is advantageous for purposes of satisfying the conditions to the Combination, in which case the Parties shall identify a reasonable later date and the Parties shall file on such later date), (B) appropriate filings, if any are required, with foreign regulatory authorities in accordance with other applicable Competition Laws, with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable and (C) all other necessary or appropriate filings with other Governmental Authorities with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable, and, in each case, to use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such applicable Laws or by such Governmental Authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of the Approvals under such other applicable Laws or from such Governmental Authorities as soon as practicable. In connection with and without limiting the foregoing, each Utah Party, on the one hand, and Pluto and Spinco, on the other hand, shall, in connection with the efforts referenced in this Section 8.7 to obtain all Approvals, use its reasonable best efforts to (x) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (y) to the extent permitted by Law, promptly inform the other Party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Combination or any other transactions contemplated by the Transaction Documents (and in each case, if any such communication is in writing, share a copy with the other Party) and (z) to the extent permitted by Law, permit the other Party to review in advance any communication to be given by it to, and consult in good faith with each other in advance of any meeting or telephone call with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything in this Agreement to the contrary, but without limiting each Party’s obligations under this Section 8.7, Utah shall, on behalf of the Parties, control and lead all communications and strategy for dealing with the DOJ, the FTC or such other applicable Governmental Authority with respect to any antitrust, merger control, competition, national security or trade regulation Law that may be asserted by any Governmental Authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents, and Utah shall, on behalf of the Parties, control and lead the defense strategy for dealing with all Actions challenging the Combination or any of the transactions contemplated by the Transaction Documents that are brought by DOJ, the FTC or such other applicable Governmental Authority with respect to any antitrust, merger control, competition, national security or trade regulation Law.

(b)    Without limiting this Section 8.7, but subject to the next sentence of this Section 8.7(b), each Party will take, or to cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation Law that may be asserted by any Governmental Authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents so as to enable the Closing to occur as soon as reasonably possible, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Spinco (or the Spinco Subsidiaries) or Utah (or the Utah Subsidiaries), as applicable, or (ii) otherwise taking or committing to take action that limits Spinco’s or the Spinco Subsidiaries’ or Utah’s or the Utah Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Spinco (or the Spinco Subsidiaries) or Utah (or the Utah Subsidiaries) (the actions referred to in clauses (i) and (ii) collectively, “Remedial Actions”) in each case, as may be required in order to satisfy the conditions to closing in Section 9.1(a) and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing or the closing of any other transaction contemplated by the Transaction Documents; provided that, the effectiveness of any such Remedial Action shall be contingent on consummation of the Closing or such other closing, respectively; provided, further, that without the prior written consent of Utah, none of Pluto or any Spinco Party will take, or cause to be taken, any Remedial Action with respect to the Spinco Business, the Spinco Assets or the Spinco Liabilities. The obligations of this Section 8.7(b) shall not require Pluto to agree to any Remedial Action with respect to any assets, Liabilities or businesses that are not included in the Spinco Assets, the Spinco Liabilities or the Spinco Business, respectively.

Section 8.8.    Financing.

(a)    Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the funding of the initial funding of the Financing (as defined below) and the funding of the Permanent Financing (as defined below) (in each case, in an amount sufficient to fund the Spinco Cash Distribution), the commitment letter, dated as of the date this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Financing”), (ii) materially comply with the obligations that are set forth in the Spinco Commitment Letter that are applicable to Spinco and satisfy on a timely basis all conditions precedent in the Spinco Commitment Letter that are within its control, and (iii) fully enforce the rights of Spinco under the Spinco Commitment Letter.

(b)    In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, Pluto (in consultation in good faith with Utah) shall cause Spinco to, and Utah shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to make the Spinco Cash Distribution (the “Alternative Financing”), and to obtain a new financing commitment that provides for such financing; provided, that (i) the terms of the Alternative Financing must (A) not result in any adverse Tax consequences to Pluto and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) be customary and reasonable in light of then-prevailing market terms and (ii) none of Spinco, any Spinco Entity or any Utah Entity shall agree, or be required to agree, (A) to terms and conditions of the Alternative Financing if the consummation thereof on such terms and conditions, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating or (B) to any Alternative Financing if, after giving effect to such Alternative Financing, the Weighted Average Cost of the Available Debt Financing would be in excess of the percentage set forth on Section 8.8 of the Utah Disclosure Schedule.

(c)    Spinco shall give Utah prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Spinco Lenders, (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter, and (iv) any amendment or modification of, or waiver under, the Spinco Commitment Letter. Spinco shall not, without the prior written consent of Utah, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter; provided that notwithstanding the foregoing, Spinco may (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or (ii) amend and restate the Spinco Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d)    Until the earlier of the Closing and the valid termination of this agreement in accordance with Article X, each of Spinco and Utah agrees to cooperate and use reasonable best efforts to cause the arrangement and consummation of the Financing, including, without limitation, by (i) negotiating definitive agreements with respect thereto, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Pluto and that are not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse Tax consequences to Pluto and its Subsidiaries as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse Tax consequences to Pluto and its Subsidiaries (the “Financing Agreements”), (ii) satisfying on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within the control of Utah or any of its Subsidiaries, and (iii) arranging as promptly as reasonably practicable the Financing prior to the Closing on the terms and conditions set forth in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Pluto and that are not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse Tax consequences to Pluto and its Subsidiaries as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse Tax consequences to Pluto and its Subsidiaries. Pluto hereby consents to the use of Spinco’s and its Subsidiaries’ logos in connection with the Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective intellectual property rights. Spinco and Utah shall, upon request by Pluto, each keep Pluto informed in reasonable detail of the status of its efforts to arrange the Financing and as promptly as practicable provide copies of then-current drafts of the Financing Agreements and any definitive agreements relating to the Permanent Financing.

(e)    Notwithstanding anything herein to the contrary, if the Financing is available on terms contemplated by the Spinco Commitment Letter or otherwise on terms that are reasonably satisfactory to Pluto and not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse tax consequences to Pluto and its Subsidiaries as to the tax-free status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse tax consequences to Pluto and its Subsidiaries, and all conditions to the Closing set forth in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), Pluto shall cause Spinco to, and Spinco shall, immediately prior to the date of the Distribution incur the indebtedness provided for under the Spinco Commitment Letter and the Financing Agreements and use the proceeds thereof to make a payment to Pluto in an aggregate amount equal to the Spinco Cash Distribution, on and pursuant to the terms of the Separation and Distribution Agreement. Spinco shall not incur the indebtedness contemplated by the Financing prior to the date that is one Business Day prior to the date of the Distribution without Utah’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(f)    Notwithstanding the foregoing, in the event of termination of this Agreement pursuant to Article X, Utah shall, and shall cause its Subsidiaries to, (A) pay Pluto an amount of cash equal to 43% of the Financing Obligations (such payment to be made promptly and in any event within ten (10) Business Days of delivery by Pluto of a written request therefor accompanied by reasonable supporting documentation evidencing such Financing Obligations) and (B) indemnify and hold harmless Pluto, its Subsidiaries and its and their Representatives from and against 43% of any Losses (other than fees and expenses of counsel, accountants, consultants or other advisors) actually suffered or incurred by them in connection with the Financing or the Permanent Financing, and any information utilized in connection therewith (other than information provided by or on behalf of Pluto or any of its Subsidiaries in writing prior to the Closing Date) except to the extent suffered or incurred as a result of the gross negligence, willful misconduct or material breach of this Agreement, the Spinco Commitment Letter or any Financing Agreement by Pluto or any of its Subsidiaries.

(g)    Each of Pluto, Spinco and Utah agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Spinco in lieu of the Financing (such financing, the “Permanent Financing”), on or prior to the Closing Date, including (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto and (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and investors, in each case, with respect thereto, in each case, provided that the terms of such Permanent Financing are reasonably satisfactory to Pluto and Utah. Notwithstanding the foregoing, Pluto and Utah shall not be required to take any action under this Section 8.8(g) that would unreasonably interfere with their respective businesses or ongoing operations.

(h)    Notwithstanding anything to the contrary in this Section 8.8, (i) no action contemplated in this Section 8.8 shall be required if any such action shall: (A) require Pluto or any of its Subsidiaries (other than Spinco and its Subsidiaries) to be an issuer of the Financing or the Permanent Financing, (B) require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, or any of their respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco and its Subsidiaries, certificates, opinions or letters delivered at the closing of the Financing); (C) cause any director, officer or employee of Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to incur any personal liability; (D) require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of collateral in connection with the Financing or Permanent Financing other than those related to Spinco and its Subsidiaries that shall not become effective until after the Distribution; (E) without limiting clauses (B) and (D) above, require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to execute and deliver any documentation related to the Financing or Permanent Financing other than (i) documentation executed and delivered by Spinco and its Subsidiaries and (ii) customary comfort letters executed and delivered by Utah’s accountants (and customary representation letters related thereto executed and delivered by Utah and its Subsidiaries); (F) (1) jeopardize (in Pluto’s reasonable determination) any attorney-client privilege of Pluto or any of its Subsidiaries (in which case Pluto and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Utah’s reasonable determination) any attorney-client privilege of Utah or any of its Subsidiaries (in which case Utah and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (G) result in a material violation or breach of, or a default under, the Organizational Documents of Pluto or its Subsidiaries, or the Organizational Documents of Utah or its Subsidiaries, or any applicable Law.

(i)    All non-public or otherwise confidential information regarding the Spinco Business obtained by Utah or its Representatives pursuant to this Section 8.8 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Pluto and Utah (or their respective Affiliates), Pluto agrees that Utah may share information with respect to Spinco and the Spinco Business with the Spinco Lenders, and that Utah and such Spinco Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Utah or any of its Subsidiaries pursuant to this Section 8.8, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(j)    All non-public or otherwise confidential information regarding the businesses of Utah and its Subsidiaries obtained by Pluto, Spinco or their respective Representatives pursuant to this Section 8.8 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Pluto or Spinco, on the one hand, and Utah, on the other hand (or their respective Affiliates), Utah agrees that Pluto and Spinco may share information with respect to the businesses of Utah and its Subsidiaries with the Spinco Lenders, and that Pluto, Spinco and such Spinco Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Pluto, Spinco or any of their respective Subsidiaries pursuant to this Section 8.8, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(k)    Notwithstanding anything contained in this Agreement to the contrary, the Utah Parties expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon Spinco obtaining the Financing or any other financing.

Section 8.9.    Access to Information. Pluto shall, and shall cause the Spinco Entities to, on the one hand, and Utah shall, and shall cause the Utah Subsidiaries to, on the other hand, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours, during the Interim Period, in such manner as to not interfere with Utah’s and its Subsidiaries’ or the Spinco Entities’ (as applicable) normal operation, the properties, books and records, Contracts and appropriate senior-level officers and employees of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), and shall furnish such Party and its respective Representatives with financial and operating data of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable) and other information concerning the affairs of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), in each case, as such Party and its Representatives may reasonably request solely for the purposes of furthering the transactions contemplated by this Agreement or for integration purposes; provided that (i) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (ii) no Party or its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; and (iii) nothing in this Agreement (including Section 8.25) shall require any Party to permit any inspection or disclose any information to any other Party that (x) would unreasonably interfere with the conduct of such

Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s written consent (which may be withheld or denied at its sole discretion), (y) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (z) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to such Party (provided that the Party that would otherwise be required to disclose information to the other during the Interim Period shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law, including “clean room” or other similar procedures designed to limit any such adverse effect of the sharing of such information by each Party). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder and that nothing in this Section 8.9 shall require Pluto to provide access to any of its businesses or any information other than with respect to the Spinco Business. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative. Spinco will make available to Utah prior to the Closing true and complete copies of the Organizational Documents of the Spinco Subsidiaries.

Section 8.10.    D&O Indemnification and Insurance.

(a)    For a period of six (6) years after the Closing, Spinco agrees that it shall indemnify and hold harmless each Person who is, or at any time prior to the Closing has been, a director or officer of Utah or any of its Subsidiaries and each Person who served as a director, officer or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request of Utah or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that Utah or any of its Subsidiaries, as the case may be, would have been permitted under its Organizational Documents in effect on the date hereof to indemnify such Person (including advancing expenses as incurred in accordance with and to the fullest extent permitted under such Organizational Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled). Without limiting the foregoing, Spinco, Utah and Utah Newco Sub agree that, for a period of six (6) years after the Closing, neither Utah nor any of its successors (including Utah Newco Sub, as the acquiring and surviving corporation in the Utah Merger) shall, and Spinco shall cause Utah and its successors not to, amend, repeal or modify any provision in its Organizational Documents in a manner that would adversely affect the rights or exculpation or indemnification of present or former directors or officers of Utah and its Subsidiaries, except as required by Law.

(b)    At or prior to the Closing, any of the Utah Parties or Spinco may (i) purchase a “tail” directors’ and officers’ liability insurance policy covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by Utah’s existing directors’ and officers’ liability insurance policies, for a period of at least six (6) years after the Closing and on terms and conditions no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance, with a substantially comparable insurer to the existing insurer; provided that, if purchased by Utah, the premium thereof shall not exceed 300% of the last annual premium paid by Utah prior to the date hereof (the “Premium Cap”), or (ii) if such a policy is not purchased by either Spinco or any of the Utah Parties, then for a period of six (6) years after the Closing, Spinco shall cause to be maintained the current officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by Utah’s existing officers’ and directors’ liability insurance policies (provided that Spinco may substitute therefor policies on terms and conditions which are no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance with a substantially comparable insurer) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Closing; provided that Spinco shall not be required to pay annual premiums in excess of the Premium Cap, and if the amount of the premium necessary to maintain such insurance would at any time exceed the Premium Cap, then Spinco shall cause to be maintained policies of insurance coverage which provide the maximum coverage available at an annual premium equal to the Premium Cap.

(c)    Notwithstanding anything contained in this Agreement to the contrary, this Section 8.10 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of the Utah Parties and Spinco and is intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Utah Entity and his or her heirs and representatives. In the event that Utah Newco Sub or Spinco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Utah Newco Sub or Spinco, as the case may be, shall succeed to the obligations set forth in this Section 8.10.

Section 8.11.    No Solicitation.

(a)    Except as permitted by this Section 8.11, Utah agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Pluto or its Affiliates) regarding any Competing Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Competing Proposal within the 12-month period immediately prior to the date hereof return to Utah or destroy all such confidential information heretofore furnished to such Person by or on behalf of Utah or any of its Subsidiaries and promptly prohibit any access by any Person (other than Pluto and its Representatives) to any physical or electronic data room relating to a possible Competing Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Proposal, unless the Utah Board concludes in good faith that a failure to take any action described in this clause (iii) would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law. From and after the date hereof, except as otherwise permitted by this Section 8.11, Utah shall not, directly or indirectly, nor shall Utah authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 8.11), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal, (3) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Utah to abandon or fail to consummate the Combination (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.11(b)) (a “Utah Acquisition Agreement”), or (4) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Utah acknowledges and agrees that, in the event any officer, director or financial advisor of Utah takes any action that if taken by Utah would be a breach of this Section 8.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.11 by Utah. In furtherance of its obligations hereunder, to the extent that any of the Utah Parties has knowledge that any Representative of the Utah Parties has taken an action that, if taken by any of the Utah Parties, would violate the restrictions set forth in this Section 8.11, then such Utah Party shall promptly instruct such Representative to cease such action.

(b)    Notwithstanding anything to the contrary contained in the provisions of Section 8.11(a) or any other provision of this Agreement, if an unsolicited Competing Proposal is submitted to Utah by a third Person or group after the date hereof, then prior to (but not after) the occurrence of the Utah Shareholder Approval, Utah may, directly or indirectly through its Representatives, (i) furnish information and access to such Person or group and its Representatives (for so long as such Competing Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Competing Proposal, in the case of clauses (i) and (ii) if and only if, (A) the submission of such Competing Proposal did not result from or arise in connection with a breach of this Section 8.11, (B) the Utah Board concludes, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal would reasonably be expected to result in a Superior Proposal, (C) Utah receives from the Person or group making such Competing Proposal an executed Acceptable Confidentiality Agreement, and (D) the Utah Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law. Pluto shall be entitled to receive an executed copy of any such Acceptable Confidentiality Agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after Utah’s entering into such discussions or negotiations or furnishing information to the Person or group making such Competing Proposal or its Representatives. Utah shall promptly provide or make available to Pluto any information concerning Utah and any of its Subsidiaries that is provided to the Person or group making such Competing Proposal or its Representatives which was not previously provided or made available to Pluto.

(c)    Except as expressly permitted by this Section 8.11(c), the Utah Board shall make the Utah Recommendation, and unless permitted by this Section 8.11(c), neither the Utah Board nor any committee thereof shall (i) (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Pluto, Spinco or their respective Affiliates, the approval of this Agreement or the Utah Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal or (C) resolve or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Utah Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Utah or any of its Subsidiaries to execute or enter into, a Utah Acquisition Agreement or (iii) resolve, agree or publicly propose to do any of the foregoing. Notwithstanding the foregoing but subject to Utah’s compliance with the provisions of Section 8.11(d), if the Utah Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Competing Proposal made after the date hereof that did not result from a breach of any of the provisions of this Section 8.11 constitutes a Superior Proposal, the Utah Board may make a Utah Change in Recommendation if all of the following conditions are met: (x) the Utah Shareholder Approval has not been obtained; (y) (1) Utah gives Pluto written notice (a “Superior Proposal Notice”) at least four (4) Business Days prior to taking such action, which notice advises Pluto of the intention of the Utah Board to take such action, specifies the material terms and conditions of such Competing Proposal, identifies the Person making such Competing Proposal and includes a copy of the proposed Utah Acquisition Agreement (if any) for such Competing Proposal (provided that if there is any material change, material amendment or material modification to the terms or status of such Competing Proposal, Utah will provide a subsequent notice to Pluto of such changes, amendments or modifications and not take any such action prior to the second (2nd) Business Day following a subsequent notice to Pluto of such changes) (it being understood that there may be multiple extensions of such notice period), (2) during a period of four (4) Business Days following Pluto’s receipt of a Superior Proposal Notice (or, in the event of a new Superior Proposal Notice as a result of any such amendment or modification, an extension of two (2) additional Business Days), if requested by Pluto, Utah and its Representatives shall have negotiated with Pluto and its Representatives in good faith with respect to any revisions or adjustments proposed by Pluto to the terms and conditions of this Agreement; and (z) if applicable, at the end of such applicable four (4)- or two (2)-Business Day period, the Utah Board, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Pluto, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding Contract if accepted by Utah, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the Competing Proposal constitutes a Superior Proposal and that failure to make such Utah Change in Recommendation would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law.

(d)    In the event Utah receives a Competing Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to a Competing Proposal, any request for nonpublic information relating to Utah or any Utah Subsidiary or for access to the properties, books or records of Utah or any Utah Subsidiary by any Person or group that has made or, to the knowledge of Utah, would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations in respect of any Competing Proposal, Utah will (i) as promptly as practicable (and in no event later than twenty-four (24) hours after knowledge of receipt by Utah or any Utah Subsidiary of any such Competing Proposal, inquiry, proposal, indication of interest or request) notify (which notice may be provided orally and confirmed in writing and shall identify the Person or group making such Competing Proposal, inquiry, proposal, indication of interest or request and set forth the material terms thereof (including a copy of such Competing Proposal, if any)) Pluto thereof and (ii) keep Pluto reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Competing Proposal, inquiry, proposal, indication of interest or request. Without limiting the generality of the preceding sentence, Utah shall provide to Pluto as promptly as practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all documentation comprising such Competing Proposal or other documentation that is material to understanding such Competing Proposal received by Utah or any Utah Subsidiary from the Person or group making a Competing Proposal (or such Person’s Representatives) and of all material documentation provided by Utah or any Utah Subsidiary to the Person or group making a Competing Proposal (or such Person’s Representatives) that comprises any counterproposal or any other material substantive response by Utah (to the extent such counterproposal or substantive response is permitted under this Section 8.11) to the Person or group making such Competing Proposal. Utah shall not, and shall cause the Utah Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits Utah from providing such information to Pluto.

(e)    Subject to Pluto’s rights under Article IX, nothing in this Section 8.11 shall prohibit the Utah Board from taking and disclosing to Utah’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no such disclosure that would amount to a Utah Change in Recommendation shall be permitted, made or taken other than in accordance with Section 8.11(c).

(f)    For purposes of this Agreement:

(i)    “Competing Proposal” means any inquiry, proposal or offer for, or indication of interest in, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Utah or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Utah and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of Utah, (C) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of Utah, or (D) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Utah or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of Utah and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, a Competing Proposal shall not include any inquiry, proposal, offer, or indication of interest by the Foundation for the exercise or possible exercise by the Foundation of the Call Option in compliance with Section 7.27(b). The Combination and the other transactions contemplated hereby shall not be a Competing Proposal.

(ii)    “Superior Proposal” means any bona fide written Competing Proposal, that the Utah Board determines in its good faith judgment (after taking into account all financial, legal, regulatory, timing, risk of consummation and other aspects of such Competing Proposal and after consultation with its outside legal counsel and financial advisors) is more favorable to Utah and its shareholders and other stakeholders than the

Combination and the other transactions contemplated hereby (taking into account the likelihood of consummation on the terms so proposed and all such other factors as the Utah Board deems relevant); provided, that for purposes of this definition, all references to “15%” in the term “Competing Proposal” shall be deemed references to “75%”.

(g)    Pluto agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Utah or its Affiliates) regarding any Competing Spinco Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Competing Spinco Proposal within the 12-month period immediately prior to the date hereof return to Pluto or destroy all such confidential information heretofore furnished to such Person by or on behalf of Pluto or any of its Subsidiaries and promptly prohibit any access by any Person (other than Utah and its Representatives) to any physical or electronic data room relating to a possible Competing Spinco Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Spinco Proposal. From and after the date hereof, Pluto shall not, directly or indirectly, nor shall Pluto authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (A) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Spinco Proposal (except to notify such Person of the existence of the provisions of this Section 8.11), (B) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Spinco Proposal, (C) approve or propose to approve, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Spinco Proposal or that would require Pluto or Spinco to abandon or fail to consummate the Combination, or (D) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Pluto acknowledges and agrees that, in the event any officer, director or financial advisor of Pluto or Spinco takes any action that if taken by Pluto would be a breach of this Section 8.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.11 by Pluto. In furtherance of its obligations hereunder, to the extent that Pluto has knowledge that any of its Representatives has taken an action that, if taken by Pluto, would violate the restrictions set forth in this Section 8.11, then Pluto, shall promptly instruct such Representative to cease such action.

(i)    “Competing Spinco Proposal” means any inquiry, proposal or offer for, or indication of interest in, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Pluto or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the Spinco Business, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of any equity securities, or Interests representing 15% or more of the outstanding voting power, of any Spinco Entity, or (C) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Pluto or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of the Spinco Business, taken as a whole, in the case of each of clauses (A) through (C), other than as permitted by Section 8.2. None of the Separation, the Contribution, the Distribution, the Combination or the other transactions contemplated hereby shall be a Competing Spinco Proposal.

Section 8.12.    Defense of Litigation.

(a)    Utah shall keep Pluto informed of the defense of any Action brought by shareholders of Utah or in the name of Utah against Utah or its directors or officers relating to the transactions contemplated by this Agreement, including the Combination; provided that prior to the Effective Time, Utah shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Pluto or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Pluto (not to be unreasonably withheld, conditioned or delayed).

(b)    Pluto shall keep Utah informed of the defense of any Action brought by stockholders of Pluto or in the name of Pluto against Pluto or its directors or officers relating to the transactions contemplated by this Agreement, including the Combination; provided that prior to the Effective Time, Pluto shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Utah or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Utah (not to be unreasonably withheld, conditioned or delayed).

Section 8.13.    Section 16 Matters. Prior to the Effective Time, Utah and Spinco shall take all such steps as may be required to cause any dispositions of Utah Ordinary Shares (including derivative securities with respect to Utah Ordinary Shares) and other Interests in Utah, and acquisitions of Spinco Common Stock (including derivative securities with respect to Spinco Common Stock), in each case resulting from the transactions contemplated by this Agreement, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Utah immediately prior to the Effective Time or will become subject to such reporting obligations with respect to Spinco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.14.    Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Pluto, Spinco or Spinco Sub, directly or indirectly, the right to control or direct Utah’s operations prior to the Closing in violation of applicable Law. Nothing contained in this Agreement is intended to give Utah, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Closing in violation of applicable Law. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.15.    Spinco Share Issuance. Spinco shall take all actions necessary so that (a) the total number of shares of Spinco Common Stock outstanding immediately prior to the Distribution Time, all of which will be held by Pluto, will be equal to the Spinco Pre-Combination Outstanding Shares, and (b) Spinco shall be authorized to issue all of the shares of Spinco Common Stock contemplated to be issued pursuant to the Combination. Spinco shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution and the Combination in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

Section 8.16.    Split Off Exchange Offer. If Pluto consummates the Split Off Exchange Offer and Pluto’s stockholders subscribe for less than all of the Spinco Common Stock in the Split Off Exchange Offer, Pluto shall distribute, pro rata to its stockholders, any unsubscribed Spinco Common Stock on the Distribution Date immediately following the consummation of the Split Off Exchange Offer so that Pluto will be treated for U.S. federal income Tax purposes as having distributed all of the Spinco Common Stock to its stockholders (the “Clean-Up Spin-Off”).

Section 8.17.    Agreement With Respect to Release of Support Obligations.

(a)    Spinco and Utah shall use commercially reasonable efforts to jointly obtain from the respective beneficiary, in form and substance reasonably satisfactory to Pluto, on or prior to the Effective Time (and, to the extent any Support Obligation remains outstanding after the Effective Time, for up to twelve (12) months after the Effective Time), valid and binding written unconditional releases of Pluto and its Affiliates (other than the Spinco Entities), as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the Effective Time, which shall be effective as of the Effective Time , including by, as reasonably determined jointly by Spinco and Utah, providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements. During the Interim Period, Spinco and Utah shall coordinate with Pluto with respect to their joint initial contact with such beneficiaries, afford Pluto a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Pluto reasonably informed of any discussions with such beneficiaries in which Pluto does not participate.

(b)    Without limiting Spinco’s or Utah’s obligations under Section 8.17(a), if any Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Spinco shall indemnify and hold harmless Pluto and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation, including any fees in connection with the issuance and maintenance of any letters of credit in respect thereof, and (ii) Spinco shall not and shall not permit any of the Spinco Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement, any loan, Contract or other obligation for which Pluto or any of its applicable Affiliates is or would reasonably be expected to be liable under such Support Obligation. To the extent that Pluto or any of its applicable Affiliates has performance obligations outstanding under any Support Obligation after the Effective Time, then from and after the Effective Time, Spinco shall (x) use reasonable best efforts to perform such obligations on behalf of Pluto and such Affiliates or (y) otherwise use reasonable best efforts to take such action as reasonably requested by Pluto and such Affiliates so as to put Pluto and such Affiliates in the same position as if Spinco, and not Pluto, had performed or were performing such obligations.

(c)    Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) Pluto may, in consultation in good faith with Spinco, take any reasonable action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations, and (ii) neither Pluto nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the Spinco Entities or the Spinco Business after the expiration thereof.

Section 8.18.    Employment and Benefit Matters.

(a)    Compensation and Benefit Continuation.

(i)    Continuing Employees Generally. For a period of one year following the Effective Time, Spinco shall provide, or shall cause to be provided, to each Spinco Employee and each individual employed by the Utah Entities as of immediately prior to the Effective Time (a “Utah Employee”, and any Spinco Employee or Utah Employee, a “Continuing Employee”), for so long as such Continuing Employee remains employed by Spinco or its Affiliates, (A) base compensation that is no less favorable than the base compensation provided to such Continuing Employee as of immediately prior to the Effective Time; (B) short-term incentive compensation opportunities that are no less favorable than such Continuing Employee’s short-term incentive compensation opportunities in effect immediately prior to the Effective Time; (C) severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible as of immediately prior to the Effective Time; and (D) other compensation (excluding long-term incentive compensation) and employee benefits that, in the aggregate, are no less favorable than the other compensation and employee benefits (excluding long-term incentive compensation) provided to such Continuing Employee as of immediately prior to the Effective Time. Pluto and Utah shall cooperate in good faith in developing appropriate, market-based long-term incentive programs that will apply to Continuing Employees following the Effective Time, which shall treat similarly situated employees on a substantially equivalent basis and not discriminate between Spinco Employees and Utah Employees, and agree to the matters set forth on Section 8.18(a)(i) of the Utah Disclosure Schedule.

(ii)    Collectively Bargained Employees. Spinco and Utah shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of any of the Spinco Entities or any of the Utah Entities in accordance with all applicable Laws and works council or other bargaining agreements, if any. With respect to any Continuing Employee who is covered by a Collective Bargaining Agreement or who is in a collective bargaining unit, Spinco shall, or shall cause one of its Subsidiaries to, provide compensation and employee benefits in accordance with the applicable Collective Bargaining Agreement as in effect from time to time.

(b)    Service Credit. For all purposes (including vesting, eligibility to participate, accruals and level of benefits) under any plans providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with any of the Utah Entities and their respective Affiliates and predecessors, or any of the Pluto Entities or Spinco Entities and their respective Affiliates and predecessors, before the Effective Time, to the extent such service was recognized by any of the Utah Entities or Spinco Entities, as applicable, for similar purposes prior to the Effective Time (or, in the case of Spinco Employees, as set forth in the Employee Matters Agreement); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (x) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under an Utah Benefit Plan or Spinco Benefit Plan, as applicable, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Spinco shall cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (2) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    Change in Control. Pluto and Spinco acknowledge and agree that the occurrence of the Effective Time shall be treated as a “change in control”, “change of control” or term of similar import, as applicable, for purposes of each Utah Benefit Plan set forth on Section 8.18(c) of the Utah Disclosure Schedule.

(d)    Cash Long-Term Incentive Awards. From and after the Effective Time, Spinco shall assume and honor, in accordance with their terms, each outstanding Utah cash-based long-term incentive award (each such unit, a “Utah Cash Award”), including as provided in Section 8.18(d) of the Utah Disclosure Schedule.

(e)    Communications. Pluto and Utah shall cooperate in good faith (including by providing reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from Utah or its Affiliates to the Utah employees, or from Spinco or its Affiliates to the Spinco Employees or to any employees of Utah or its Affiliates, with respect to the transactions contemplated by this Agreement or employment, compensation or benefits matters of such employees that relate to the period following the Closing Date.

(f)    No Third Party Beneficiaries. Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Spinco or any of its Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.18 shall (i) be deemed or construed to be an amendment or other modification of any Spinco Benefit Plan, Utah Benefit Plan or

any plan, program or arrangement of Pluto and any of its Affiliates, or (ii) create any third party rights in any current or former service provider or employee of Pluto, Spinco, Utah or any of their respective Affiliates (or any beneficiaries or dependents thereof).

Section 8.19.    Employee Non-Solicitation.

(a)    Pluto agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Utah and, following the Closing Date, Spinco, directly or indirectly, solicit or offer to hire or hire any employees at the level of Senior Director or higher of Utah or, following the Closing Date, Spinco (collectively, the “Utah Covered Employees”), or otherwise cause or seek to cause any Utah Covered Employees to leave the employ of Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates, or enter into a consulting agreement with any Utah Covered Employee; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at the employees of Utah or, following the Closing Date, Spinco shall not be considered a violation of the non-solicitation restriction of this Section 8.19(a); (ii) this Section 8.19(a) shall not preclude Pluto or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Utah or, following the Closing Date, Spinco whose employment with Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates has been terminated by Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates; and (iii) this paragraph shall not restrict activities between Pluto and its employees (including employees of the Spinco Business) prior to the Closing Date.

(b)    Each of Utah, and, following the Closing Date, Spinco, agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Pluto, directly or indirectly, solicit or offer to hire or hire any employees at the level of Senior Director or higher of Pluto (collectively, the “Pluto Covered Employees”), or otherwise cause or seek to cause any Pluto Covered Employees to leave the employ of Pluto or any of its Affiliates, or enter into a consulting agreement with any Pluto Covered Employee; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at Pluto employees shall not be considered a violation of the non-solicitation restriction of this Section 8.19(b); and (ii) this Section 8.19(b) shall not preclude Utah (or following the Closing Date, Spinco) or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Pluto whose employment with Pluto or any of its Affiliates has been terminated by Pluto or any of its Affiliates.

Section 8.20.    Stock Exchange Listing. As promptly as practicable following the date hereof, Utah shall determine (in consultation in good faith with Pluto) whether the listing of the shares of Spinco Common Stock to be issued pursuant to the transactions contemplated by this Agreement shall be on the NYSE or NASDAQ (the “Spinco Stock Exchange”). As promptly as practicable following such determination, Spinco shall submit an application to the Spinco Stock Exchange for the listing of the shares of Spinco Common Stock to be issued pursuant to the transactions contemplated by this Agreement and Spinco shall use its reasonable best efforts to cause such shares to be approved for listing on the Spinco Stock Exchange at or prior to the Closing, subject to official notice of issuance.

Section 8.21.    Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in Utah’s and/or Spinco Sub’s Organizational Documents or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation (including any Utah Anti-Takeover Measure) is or shall become applicable to the transactions contemplated by this Agreement, Utah and the Utah Board and/or Spinco Sub and the Spinco Sub Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such restriction, statute or regulation on the transactions contemplated by this Agreement.

Section 8.22.    Creditor Opposition. In accordance with Dutch Law, the one-month period for any creditors of Utah, holders of bonds (obligaties) issued by Utah, whether or not redeemable or convertible, or warrants issued by Utah (collectively, the “Utah Creditors”) to oppose the Utah Merger under Dutch Law shall commence as of the day Utah publishes the filing of the Utah Merger Proposal in accordance with Section 3.1(g)(iii). Utah shall promptly notify Pluto and the Spinco Parties upon receipt of notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any Utah Creditor pursuant to Dutch Law (whether during the aforementioned one-month period or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 8.12 shall apply.

Section 8.23.    Transaction Documents; Further Actions. Utah shall, or shall cause its applicable Subsidiaries to, execute and deliver to Pluto at or prior to the Closing each of the Transaction Documents to which it is or will be a party as of the Effective Time. Pluto shall, or shall cause its applicable Subsidiaries to, execute and deliver to Utah at or prior to the Closing each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each Party shall take all actions, and execute and deliver all documents, agreements, resolutions or deeds, in each case as are reasonably requested by any other Party to effectuate the Combination and the Liquidation Distribution promptly thereafter. Prior to the Distribution Time, neither Pluto nor Spinco shall amend or waive any provision of the Separation and Distribution Agreement without Utah’s prior written consent. Utah shall not amend or waive any provision of the Foundation Support Agreement without Pluto’s prior written consent. Utah shall promptly inform, and consult in good faith with, Pluto and Spinco in relation to any consultation between the Foundation and Utah referred to in Section 7.27(b)(ii). In the event of a breach or threatened breach by the Foundation of the Foundation Support Agreement, Utah shall enforce its rights to cause the Foundation to comply with its obligations under the Foundation Support Agreement.

Section 8.24.    Public Announcements. From and after the date hereof until the Closing, Pluto and Utah shall consult in good faith with each other before issuing, and give each other the opportunity to review and comment on, any press release or other public statement with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release or make any such public statement prior to such consultation (to the extent not previously issued or made in accordance with this Agreement), except in each case (i) as required by applicable Law or Governmental Order, (ii) where such press release or other public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement or (iii) for any such press release or other public statement by Utah with respect to any Utah Change in Recommendation made in accordance with this Agreement, any Competing Proposal or as otherwise permitted by Section 8.11.

Section 8.25.    Financial Information.

(a)    Pluto shall, from the date hereof until the Closing Date, deliver to Utah, as soon as reasonably practicable after the date hereof, (A) copies of the unaudited combined balance sheet of the Spinco Business as of the end of each fiscal quarter of Spinco and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AU Section 722 and (B) copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Audited Spinco Financial Statements” and, together with the Subsequent Unaudited Spinco

Financial Statements, the “Subsequent Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(b)    In connection any filing to be made by any Spinco Entity with the SEC from and after the Closing, Pluto shall reasonably cooperate with Spinco in connection with Spinco’s preparation of information required to be included in any such filing to the extent relating to the Spinco Business, and furnish Spinco and its Representatives, upon Spinco’s reasonable prior request, with financial and operating data and other information concerning the Spinco Business required by such filings, as Spinco and its Representatives may reasonably request solely for the purposes of preparing and making such filings with the SEC. The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Pluto Entity or its Representatives thereunder and hereunder, and that nothing in this Section 8.25(b) shall require Pluto to furnish any information other than with respect to the Spinco Business. Spinco agrees to reimburse Pluto for the reasonable costs of providing or making available information under this Section 8.25(b) and to pay any applicable fees in connection therewith, in each case as may be set forth in the applicable Transition Services Agreement or, if not set forth in the applicable Transition Services Agreement, calculated in a manner that is consistent with the fees set forth for substantially similar services in such Transition Services Agreement.

Section 8.26.    Certain Litigation Matters. If Utah or any of its Subsidiaries or Affiliates (including, after the Closing, the Spinco Entities) actually incurs or suffers any Loss after the date hereof arising out of resulting from any Action by any third party (other than Pluto and its Subsidiaries) relating to the matters set forth on Section 8.26 of the Utah Disclosure Schedule, then Spinco shall pay, or cause to be paid, to Pluto an amount in cash equal to 57% of such Loss within thirty (30) days after the final determination of such Loss; provided that in no event shall Spinco be required to make any payment to Pluto pursuant to this Section 8.26 prior to the Closing Date.

Section 8.27.    Receivables Factoring. Pluto and the Spinco Entities shall be permitted to factor receivables of the Spinco Business; provided that Pluto and the Spinco Entities shall only be permitted to engage in such factoring in the ordinary course of business with respect to the portion of such factoring that would reasonably be expected to result in the Closing Working Capital (as defined in the Separation and Distribution Agreement) being less than 110% of the Closing Working Capital Target (as defined in the Separation and Distribution Agreement) and greater than or equal to the Closing Working Capital Target; provided, further, that Pluto and the Spinco Entities shall not engage in any such factoring described above to the extent such factoring would reasonably be expected to result in the Closing Working Capital being less than the Closing Working Capital Target (it being understood that the Closing Working Capital may be below the Closing Working Capital Target as a result of matters other than receivables factoring).

Section 8.28.    Additional Matters. The Parties shall comply with the obligations set forth on Section  8.28 of the Spinco Disclosure Schedule.

ARTICLE IX.

CONDITIONS TO THE COMBINATION

Section 9.1.    Conditions to the Obligations of Pluto, the Spinco Parties and the Utah Parties to Conduct the Closing. The respective obligations of each Party to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Pluto and Utah) on or prior to the Closing Date of the following conditions:

(a)    Regulatory Approval. Any applicable waiting period under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders, or approvals required under other Competition Laws that that are listed on Section 9.1(a) of the Spinco Disclosure Schedule and Section 9.1(a) of the Utah Disclosure Schedule shall have been obtained;

(b)    Separation. The Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(c)    Distribution. The Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(d)    Effectiveness of Registration Statements. Each of the Distribution Registration Statement and the Combination Registration Statement shall have become effective and shall be effective in accordance with the Exchange Act and the Securities Act, as applicable, and shall not be the subject of any stop order or proceeding seeking a stop order;

(e)    Stock Exchange Listing. The shares of Spinco Common Stock to be issued in the Distribution and the Combination shall have been approved for listing on the Spinco Stock Exchange, subject to official notice of issuance;

(f)    Shareholder Approval. The Utah Shareholder Approval shall have been obtained; and

(g)    No Legal Restraint. No court of competent jurisdiction or other Governmental Authority shall have enacted any Law or entered any binding Governmental Order, or taken any other action, whether temporary, preliminary or permanent in nature (each, a “Legal Restraint”), prohibiting, enjoining, restraining or otherwise making illegal the Contribution, the Distribution, the Combination or the Liquidation Distribution.

Section 9.2.    Additional Conditions to the Obligations of Pluto and Spinco. The obligation of Pluto and Spinco to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Pluto) on or prior to the Closing Date of the following additional conditions:

(a)    Performance of Covenants. Each Utah Party shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(b)    Accuracy of Representations. All representations and warranties made by the Utah Parties set forth in Article VII (other than Section 7.1(a), Section 7.3, Section 7.6, Section 7.15, Section 7.21(a), Section 7.25 and Section 7.26), without giving effect to materiality, “Utah Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Utah Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, a Utah Material Adverse Effect. The representations and warranties made by Utah set forth in Section 7.1(a), Section 7.3, Section 7.6(b), Section 7.6(c), Section 7.6(d), Section 7.15, Section 7.25 and Section 7.26 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 7.6(a) and Section 7.21(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 7.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)    Officer’s Certificate. Utah shall have delivered to Pluto a certificate dated as of the Closing Date signed by a senior officer of Utah certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;

(d)    IRS Ruling and Tax Opinion. Pluto shall have received the IRS Ruling and the Pluto Tax Opinion, and the IRS Ruling and the Pluto Tax Opinion shall not have been withdrawn or rescinded, or modified in any material respect; and

(e)    Spinco Cash Distribution. The Spinco Cash Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

Section 9.3.    Additional Conditions to the Obligations of the Utah Parties. The obligation of the Utah Parties to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Utah) on or prior to the Closing Date of the following additional conditions:

(a)    Performance of Covenants. Each of Spinco, Spinco Sub and Pluto shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(b)    Accuracy of Representations. All representations and warranties made by Pluto set forth in Article V and Article VI (other than Section 5.1, Section 5.2, Section 5.6, Section 6.1(a), Section 6.3, Section 6.6, Section 6.15, Section 6.21(a) and Section 6.25), without giving effect to materiality, “Pluto Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Pluto Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, a Pluto Material Adverse Effect or a Spinco Material Adverse Effect. The representations and warranties made by Pluto set forth in Section 5.1, Section 5.2, Section 5.6, Section 6.1(a), Section 6.3, Section 6.6(b), Section 6.6(c), Section 6.6(d), Section 6.15 and Section 6.25 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 6.6(a) and Section 6.21(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 6.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date); and

(c)    Officer’s Certificate. Pluto shall have delivered to Utah a certificate dated as of the Closing Date signed by a senior officer of Pluto certifying that each of the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

ARTICLE X.

TERMINATION

Section 10.1.    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after the Utah Shareholder Approval:

(a)    by mutual written agreement of Pluto and Utah;

(b)    by Pluto or Utah, if any final and non-appealable Legal Restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Contribution, the Distribution, the Combination or the Liquidation Distribution; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation and Distribution Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(c)    by Pluto or Utah, if the Closing shall not have occurred on or prior to June 30, 2020 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that (x) if on the Initial Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended for three (3) months from the Initial Outside Date (the “First Extended Outside Date”) and (y) if on the First Extended Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the First Extended Outside Date shall automatically be extended for three (3) months from the First Extended Outside Date. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case, the term “Outside Date” shall mean the date to which the Outside Date has been extended;

(d)    by Utah, upon written notice to Pluto, in the event of a breach of any representation, warranty, covenant or agreement on the part of Pluto or any of the Spinco Parties, such that the conditions set forth in Section 9.3 would not be capable of being satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Pluto or Spinco by the earlier of: (x) sixty (60) days after receipt of written notice from Utah of such breach; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Utah shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if any of the Utah Parties is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b);

(e)    by Pluto, upon written notice to Utah, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of the Utah Parties, such that the conditions specified in Section 9.2 would not be capable of being satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Utah by the earlier of: (x) sixty (60) days after receipt of written notice from Pluto of such breach; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Pluto shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Pluto or Spinco is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b);

(f)    by Pluto or Utah, if the Utah Shareholder Approval shall not have been obtained upon a vote taken thereon at the Utah Shareholders Meeting (including any reconvened Utah Shareholders Meeting pursuant to Section 8.6(c)); or

(g)    by Pluto, prior to receipt of the Utah Shareholder Approval, if the Utah Board shall have effected a Utah Change in Recommendation.

Section 10.2.    Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from fraud or Willful Breach; provided, further, that Section 8.8(f), Section 8.8(c), Section 8.8(j), the second and third sentences of Section 8.9, this Section 10.2, Section 10.3 and Article XI hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement and shall survive any such termination.

Section 10.3.    Expenses; Termination Payment.

(a)    Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 10.3, and except for (i) the expenses in connection with printing and mailing the securities filings and the disclosure documents required in connection with the transactions contemplated in this Agreement, including the actions specified in Section 8.5, (ii) all SEC filing fees relating to the transactions contemplated by this Agreement and (iii) the fees in connection with the approvals required under Section 8.7(a) related to the Combination (each of which fees and expenses in clauses (i) through (iii) shall be borne, in each case, (A) equally by Utah and Pluto in the event that this Agreement is terminated in accordance with its terms or (B) by Spinco in the event that the Closing occurs), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses.

(b)    Utah shall pay to Pluto, by way of compensation, $322 million (the “Termination Payment”), by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts specified by Pluto, if this Agreement is terminated as follows:

(i)    if this Agreement is terminated pursuant to Section 10.1(g), then Utah shall pay, or cause to be paid, the entire Termination Payment on the third (3rd) Business Day following such termination; or

(ii)    (x) if this Agreement is terminated pursuant to Section 10.1(e) as a result of a Willful Breach of Section 8.11, and (y) within twelve (12) months after the date of such termination, a Competing Proposal is consummated or Utah enters into a definitive written agreement in respect of a Competing Proposal, then Utah shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date Utah enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.11(f)(i), except that all references to 15% shall be changed to 50%.

(iii)    (x) if this Agreement is terminated pursuant to Section 10.1(f) or Section 10.1(e) as a result of a breach of Section 8.6, (y) prior to such termination, a Competing Proposal shall have been publicly announced or otherwise becomes publicly known (or, in the case of a Willful Breach of Section 8.6, a Competing Proposal shall have been communicated to the Board of Directors of Utah), and, other than in the case of a termination pursuant to Section 10.1(e) as a result of a Willful Breach of Section 8.6, such Competing Proposal that has been publicly announced or otherwise becomes publicly known shall not have been publicly withdrawn at least seven (7) days prior to the Utah Shareholders Meeting, and (z) within twelve (12) months after the date of such termination, a Competing Proposal is consummated or Utah enters into a definitive written agreement in respect of a Competing Proposal (which need not be the same Competing Proposal referred to in clause (y)), then Utah shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date Utah enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.11(f)(i), except that all references to 15% shall be changed to 50%.

(c)    In the event this Agreement is terminated by either Pluto or Utah pursuant to Section 10.1(f), then Utah shall pay to Pluto (by wire transfer of immediately available funds promptly following delivery by Pluto to Utah of a written statement setting forth the amount of the Pluto Expenses, including specifying the portion of Pluto Expenses paid to each vendor on a vendor-by-vendor basis), all reasonable out-of-pocket costs, fees and expenses incurred by Pluto in connection with this Agreement and the transactions contemplated by this Agreement but excluding all such costs, fees and expenses incurred by Pluto prior to May 2, 2019 (the “Pluto Expenses”); provided that Utah shall not be obligated to pay the Pluto Expenses in excess of $96 million; provided, further, that any payment of the Pluto Expenses shall not affect Pluto’s right to receive any Termination Payment otherwise due under Section 10.3(b), but shall reduce, on a dollar-for-dollar basis, any Termination Payment that becomes due and payable under Section 10.3(b).

(d)    In the event of the valid termination of this Agreement in accordance with this Article X under circumstances in which the Termination Payment is payable pursuant to this Section 10.3, it is agreed that the Termination Payment is liquidated damages and by way of compensation, and not a penalty. Except with respect to claims resulting from fraud by the Utah Parties, payment of any Termination Payment shall constitute the sole and exclusive remedy of Pluto and the Spinco Parties against the Utah Parties, their respective Subsidiaries and Affiliates, the Spinco Lenders, the Lender Related Parties and each of their respective Representatives, in circumstances where the Termination Payment is payable under this Agreement and the Termination Payment is paid; provided, however, that, in circumstances where the Termination Payment is payable under this Agreement and Utah has committed a Willful Breach of this Agreement, Pluto and the Spinco Parties may elect, no later than the date the Termination Payment is due, to forgo the Termination Payment and instead pursue a claim for damages under this Agreement. Each Party agrees that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Utah fails to pay any amounts due under this Section 10.3 and, in order to obtain such payment, Pluto commences a suit that results in a judgment against Utah for such amounts, Utah shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at a rate per annum equal to the Prime Rate in effect from time to time for the relevant period, together with the costs and expenses of Pluto (including reasonable legal fees and expenses) in connection with such suit.

(e)    The Parties acknowledge and agree that in no event shall Utah be required to pay more than one Termination Payment, even if a Termination Payment may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events.

ARTICLE XI.

MISCELLANEOUS

Section 11.1.    Non-Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to the Separation and Distribution Agreement, this Agreement or any other Transaction Document shall survive the Closing in accordance with their terms and all other covenants and agreements herein and therein shall terminate not survive the Closing. Except as provided in the immediately following sentence, none of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. Solely for purposes of the indemnification provisions set forth in Article IV of the Separation and Distribution Agreement, the representations and warranties set forth in Section 6.23(a) and Section 7.23(a) shall survive until the fifteenth (15)-month anniversary of the Closing. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, effective only upon the Closing, the confidentiality and use obligations of Utah contained in the Confidentiality Agreement shall terminate in respect of the Confidential Information (as defined in the Confidentiality Agreement) included in the Spinco Assets.

Section 11.2.    Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Pluto or Spinco, to:

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Attention:      Douglas M. Lankler

                       Bryan A. Supran

Facsimile:     (212) 573-0768

Email:           douglas.lankler@pfizer.com

                       bryan.supran@pfizer.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:     Edward D. Herlihy

                      David K. Lam

                      Gordon S. Moodie

Facsimile:     (212) 403-2000

Email:           EDHerlihy@WLRK.com

                      DKLam@WLRK.com

                      GSMoodie@WLRK.com

if to Utah, Utah Newco or Utah Newco Sub, to:

Mylan N.V.

Building 4, Trident Place

Mosquito Way, Hatfield

Hertfordshire, AL109UL, UK

Attention:     Corporate Secretary

with copies (which shall not constitute notice) to:

Mylan

1000 Mylan Boulevard

Canonsburg, PA 15317

Attention:     Brian S. Roman, Global General Counsel

Facsimile:    (724) 514-1871

Email:          Brian.Roman@mylanlabs.com

Cravath, Swaine & Moore LLP

825 8th Ave

New York, NY 10019

Attention:     Mark I. Greene

                      Thomas E. Dunn

                      Aaron M. Gruber

Facsimile:     (212) 474-3700

Email:           MGreene@cravath.com

                       TDunn@cravath.com

                       AGruber@cravath.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 11.3.    Amendments and Waivers.

(a)    Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 11.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided that after the Utah Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Utah without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b)    This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided that any amendments or modifications of this Section 11.3(b), Section 11.4(b) or Section 11.5, to the extent adversely affecting any of the Spinco Lenders or their respective Lender Related Parties, shall not be effective with respect to such affected Spinco Lenders or Lender Related Parties unless such affected Spinco Lenders party to the Spinco Commitment Letter provide their prior written consent to such amendment or modification.

Section 11.4.    Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)    This Agreement and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to any Laws or principles thereof that would result in the application of the Laws of any other jurisdiction (except that the Laws of the Netherlands shall govern (i) the duties of the members of the Utah Board and (ii) the Combination, to the extent mandatorily applicable thereto). Except as expressly set forth in the immediately preceding sentence, the Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)    Each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, the United States District Court for the District of Delaware (or, if such court shall not have jurisdiction, any state court in the state of Delaware), and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such other courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such other courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of

Chancery of the State of Delaware or such other courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or their Lender Related Parties in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or their Lender Related Parties relating to this Agreement, the Combination, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or their Lender Related Parties relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or their Lender Related Parties relating to the Financing in any such court. Each Party agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4(C).

Section 11.5.    Assignment; Parties in Interest; Non-Parties.

(a)    No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 11.5 shall be null and void; provided, however, that the Utah Parties may collaterally assign their respective rights (but not obligations) under this Agreement to any of the Spinco Lenders or any Lender Related Party or other financing source. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 8.10 and this Section 11.5 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b)    Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, Spinco Lenders or Lender Related Parties, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. The Spinco Lenders and the Lender Related Parties are third party beneficiaries of Section 10.3(d), Section 11.3(b), Section 11.4(b), and this Section 11.5. This Section 11.5(b) shall not affect (a) the rights of the Persons party to the Spinco Commitment Letter to enforce the Spinco Commitment Letters in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 8.8.

Section 11.6.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 11.7.    Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 11.8.    Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.9.    Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document, without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled at law or in equity. Without limiting the generality of the foregoing, the Parties hereto agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), if the conditions set forth in Article IX have been satisfied (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law) and to prevent defaults in and breaches of this Agreement. The Parties agree that the remedies at law for any default or breach or threatened default or breach, including monetary damages, are inadequate compensation for any Loss hereunder or default herein or breach hereof, and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each Party.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Albert Bourla
Name:	Albert Bourla
Title:	Chief Executive Officer

UPJOHN INC.

By:	/s/ Michael Goettler
Name:	Michael Goettler
Title:	President

UTAH ACQUISITION SUB INC.

By:	/s/ Alison O’Neill
Name:	Alison O’Neill
Title:	Vice President

MYLAN N.V.

By:	/s/ Robert J. Coury
Name:	Robert J. Coury
Title:	Chairman

MYLAN N.V.

By:	/s/ Heather Bresch
Name:	Heather Bresch
Title:	Chief Executive Officer

MYLAN I B.V.

By:	/s/ Thomas Salus
Name:	Thomas Salus
Title:	Director

MYLAN II B.V.

By:	/s/ Thomas Salus
Name:	Thomas Salus
Title:	Director

[Signature Page to Business Combination Agreement]

LIST OF OMITTED SCHEDULES

The following is a list of all schedules to the business combination agreement, which have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Newco hereby agrees to furnish supplementally a copy of any such schedule to the SEC upon request.

Spinco Disclosure Schedule

Section 1.1(a)	Knowledge
Section 1.1(b)	Permitted Liens
Section 5.3	No Conflict
Section 5.5	Litigation and Proceedings
Section 6.2	Subsidiaries
Section 6.4	No Conflict
Section 6.7	Capitalization of Subsidiaries
Section 6.8	Financial Statements
Section 6.9	Litigation and Proceedings
Section 6.10	Legal Compliance
Section 6.11	Material Contracts
Section 6.12	Spinco Benefit Plans
Section 6.13	Labor Matters
Section 6.14	Tax Matters
Section 6.17	Regulatory Matters
Section 6.18	Real Property
Section 6.19	Intellectual Property
Section 6.20	Environmental Matters
Section 6.21	Absence of Changes
Section 6.22	Affiliate Matters
Section 6.26	Utah Ordinary Shares
Section 6.27	Sufficiency of the Spinco Assets
Section 8.2	Conduct of Business by Spinco and Pluto Pending the Combination
Section 8.3(b)(ii)(C)	Tax Matters
Section 8.28	Additional Matters
Section 9.1(a)	Regulatory Approval

Utah Disclosure Schedule

Section 1.1(a)	Knowledge
Section 1.1(b)	Permitted Liens
Section 4.1	Conversion of Equity Awards
Section 7.2(a)	Subsidiaries
Section 7.4	No Conflict
Section 7.7	Capitalization of Subsidiaries
Section 7.8	Reports and Financial Statements
Section 7.9	Litigation and Proceedings
Section 7.11	Material Contracts
Section 7.12	Utah Benefit Plans
Section 7.13	Labor Relations
Section 7.14	Tax Matters
Section 7.15	Broker’s Fees
Section 7.18(a)	Owned Real Properties
Section 7.18(b)	Leased Real Properties

Section 7.19(a)	Intellectual Property
Section 7.21	Absence of Changes
Section 8.2	Conduct of the Business
Section 8.8	Financing
Section 8.18	Employment and Benefit Matters
Section 8.26	Certain Litigation Matters
Section 9.1(a)	Regulatory Approvals

Annex B

EXECUTION VERSION

AMENDMENT NO. 1 TO THE

BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Business Combination Agreement, dated as of July 29, 2019 (the “Agreement”), is made as of May 29, 2020 by and among Pfizer Inc., a Delaware corporation (“Pluto”), Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”), Utah Acquisition Sub Inc., a Delaware corporation and an indirectly wholly owned Subsidiary of Spinco (“Spinco Sub” and, together with Spinco, the “Spinco Parties”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Utah”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah (“Utah Newco”), and Mylan II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah Newco (“Utah Newco Sub” and, together with Utah and Utah Newco, the “Utah Parties”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Agreement on July 29, 2019; and

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendments to the Agreement.

(a) Section 1.1 of the Agreement is hereby amended by adding the following definition in the appropriate alphabetical location:

““Utah BCA Amendment Schedule” means the schedule delivered by Utah to Pluto and Spinco on the date of Amendment No. 1 to this Agreement and attached thereto.”

(b) Section 1.2 of the Agreement is hereby amended by deleting the following references:

“First Extended Outside Date	Section 10.1(c)”

“Initial Outside Date	Section 10.1(c)”

(c) The first sentence of Section 2.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Combination, other than any aspect of the Liquidation that under Law or pursuant to this Agreement is to occur at a later time (the “Closing”), shall take place (a) with respect to the Combination, at the offices of De Brauw Blackstone Westbroek, Claude Debussylaan 80, Amsterdam and (b) with respect to the other transactions, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b), Section 9.1(c) and Section 9.2(e) and any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of such conditions) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Pluto and Utah; provided, however, that (i) Pluto may, following consultation in good faith with Utah, delay the date of the Closing in order to ensure that there is at least five (5) Business Days of “when issued” trading of Spinco Common Stock on the Spinco Stock Exchange prior to the Closing or such longer period as may be required by the Spinco Stock Exchange and (ii) in no event shall the Closing occur prior to October 1, 2020, unless otherwise agreed to in writing by Pluto and Utah.”

(d) Section 8.6(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Utah shall (i) as promptly as reasonably practicable after the Combination Registration Statement is declared effective under the Securities Act, but not before the announcements and filings set out in Section 3.1(g)(iii) have been made, duly call and give notice of a meeting of its shareholders (the “Utah Shareholders Meeting”) for the purpose of obtaining the Utah Shareholder Approval, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Utah Shareholders Meeting (together with the Proxy Statement/Prospectus, the “Utah Shareholders Meeting Materials”) to be mailed to Utah’s shareholders, and (iii) take any and all steps necessary to hold the Utah Shareholders Meeting on June 30, 2020.”

(e) Section 8.6(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Utah shall coordinate and cooperate with Pluto and Spinco and their respective Affiliates with respect to the convening materials and will otherwise comply with all legal requirements applicable to the Utah Shareholders Meeting. Utah may not adjourn, cancel or reconvene the Utah Shareholders Meeting without the prior written consent of Pluto; provided, however, that Utah may, after consultation in good faith with Pluto, cancel and reconvene the Utah Shareholders Meeting only if (A) Utah has complied with its obligations pursuant to Section 8.6(d), and notwithstanding such compliance, a quorum has not been established or (B) required by Law or Governmental Order. In the event that the Utah Shareholders Meeting is cancelled and reconvened pursuant to the foregoing proviso, Utah shall duly give notice of and reconvene the Utah Shareholders Meeting on a date scheduled by mutual agreement of Utah, Pluto and Spinco, acting reasonably; provided, however, that Utah shall in no event cancel and reconvene the Utah Shareholders Meeting to a date that is more than thirty (30) days after the originally scheduled Utah Shareholders Meeting without the prior written consent of Pluto. Utah shall, upon Pluto’s request, advise Pluto on a daily basis during each of the last five (5) Business Days prior to the date of the Utah Shareholders Meeting as to the aggregate tally of proxies received by Utah with respect to the Utah Shareholder Approval and at additional times upon the reasonable request of Pluto.”

(f) The first sentence of Section 8.8(g) of the Agreement is hereby amended and restated in its entirety as follows:

“Each of Pluto, Spinco and Utah agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Spinco in lieu of the Financing (any financing pursuant to this Section 8.8(g), the “Permanent Financing”), on or prior to July 31, 2020 (and, to the extent not consummated on or prior to July 31, 2020 as a result of the proviso set forth in this sentence, on or prior to the Closing Date), including (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto and (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and investors, in each case, with respect thereto, in each case; provided that (A) the terms and conditions of such Permanent Financing are reasonably satisfactory to Pluto and Utah and (B) none of Pluto, Spinco or Utah shall consummate or be required to consummate any Permanent Financing if (1) the consummation and terms and conditions of such Permanent Financing, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating, or (2) after giving effect to such Permanent Financing, the Weighted Average Cost of the Available Debt Financing would be in excess of the percentage set forth on Section 8.8(g) of the Utah BCA Amendment Schedule.”

(g) Section 10.1(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) by Pluto or Utah, if the Closing shall not have occurred on or prior to December 31, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;”

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 11.3 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement”, “the date hereof” or any similar reference shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Section 1.3 and Article XI of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President

UTAH ACQUISITION SUB INC.

By:	/s/ Alison O’Neill
Name: Alison O’Neill
Title: Vice President

MYLAN N.V.

By:	/s/ Brian S. Roman
Name: Brian S. Roman
Title: Global General Counsel and Assistant Secretary

MYLAN I B.V.

By:	/s/ Thomas D. Salus
Name: Thomas D. Salus
Title: Director

MYLAN II B.V.

By:	/s/ Thomas D. Salus
Name: Thomas D. Salus
Title: Director

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

Annex C

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and between

PFIZER INC.

and

UPJOHN INC.

Dated as of July 29, 2019

C-i

C-ii

SCHEDULES

Schedule 1.01(a)	Internal Reorganization Plan
Schedule 1.01(b)	Retained Names
Schedule 1.01(c)	Transitional Names
Schedule 1.01(d)	Spinco Balance Sheet
Schedule 1.01(e)	Other Spinco Contracts
Schedule 1.01(f)	Patents and Trademarks
Schedule 1.01(g)	Spinco Products
Schedule 1.01(h)	Spinco Owned Real Properties
Schedule 1.01(i)	Spinco Leases
Schedule 1.01(j)	Co-Located Pluto Facilities
Schedule 1.01(k)	Co-Located Spinco Facilities
Schedule 1.01(l)	Spinco Indebtedness
Schedule 2.02(a)(i)	Transferred Entities
Schedule 2.02(a)(xii)	Other Spinco Assets
Schedule 2.02(b)(i)	Equity Interests
Schedule 2.02(b)(vi)	Other Pluto Assets
Schedule 2.03(a)(ix)	Other Spinco Liabilities
Schedule 2.03(b)(ix)	Other Pluto Liabilities
Schedule 2.03(b)(x)(A)	Certain Retained Matters
Schedule 2.05(b)	Excluded Terminated Agreements
Schedule 2.05(b)(ii)	Excluded Terminated Accounts
Schedule 2.16(a)(i)	Accounting Principles
Schedule 5.01(c)	Specified Pluto Products
Schedule 10.12	Expenses

EXHIBITS

Exhibit A	Form of Amended and Restated Certificate of Incorporation of Spinco
Exhibit B	Form of Amended and Restated By-laws of Spinco
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Tax Matters Agreement
Exhibit E	Form of Employee Matters Agreement
Exhibit F	Form of Manufacturing and Supply Agreement
Exhibit G	IP Matters Term Sheet
Exhibit H	Specified Term Sheet
Exhibit I	Trademark License Term Sheet

C-iii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of July 29, 2019, is by and between Pfizer Inc., a Delaware corporation (“Pluto”), and Upjohn Inc., a Delaware corporation (“Spinco”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I hereof.

R E C I T A L S

WHEREAS, Pluto, acting through itself and its direct and indirect Subsidiaries, currently conducts the Pluto Business and the Spinco Business;

WHEREAS, the Board of Directors of Pluto (the “Pluto Board”) has determined that it is in the best interests of Pluto and its stockholders to separate the Spinco Business from the Pluto Business so that, as of the Distribution Date, the Spinco Business is held by members of the Spinco Group and the Pluto Business is held by members of the Pluto Group (the “Separation”);

WHEREAS, to effect the Separation, Pluto shall, and cause members of the Pluto Group to, contribute, convey, transfer, assign and deliver to Spinco and members of the Spinco Group, and Spinco and members of the Spinco Group shall accept and assume from Pluto and members of the Pluto Group, all of the right, title and interest of Pluto and the members of the Pluto Group in, to and under certain assets and liabilities relating to the Spinco Business, in each case on the terms and subject to the conditions of this Agreement (the “Contribution”);

WHEREAS, in connection with the Separation and as partial consideration for the Contribution, Spinco will make the Spinco Cash Distribution;

WHEREAS, after the Separation, Pluto will distribute to the holders of the outstanding shares of common stock, par value $0.05 per share, of Pluto (the “Pluto Common Stock”) all of the issued and outstanding shares of the common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”) (a) by means of a pro rata distribution (the “One-Step Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Pluto Common Stock (the “Exchange Offer”) (followed by a Clean-Up Spin-Off) (in each case, the “Distribution”);

WHEREAS, immediately following the Distribution and pursuant to the Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), by and among Pluto, Spinco, Utah Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Spinco (“Spinco Sub”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Utah”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah (“Utah Newco”), and Mylan II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah Newco (“Utah Newco Sub”), Spinco and Utah shall engage in a strategic business combination (the “Combination”), in each case upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Board of Directors of Pluto and the Board of Directors of Spinco have approved the Separation, the Contribution, the Distribution and the Combination;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution, taken together, qualify as a “reorganization” under Section 368(a)(1)(D) of the Code; (b) the Distribution qualifies as a Distribution of Spinco Common Stock to Pluto’s shareholders pursuant to Section 355 of the Code; and (c) the Pluto Cash Distribution qualifies as money distributed to Pluto creditors or shareholders in connection with the reorganization described in clause (a) above for purposes of Section 361(b) of the Code;

WHEREAS, this Agreement is intended to be a “plan of reorganization” within the meaning of Treas. Reg. Section 1.368-2(g); and

WHEREAS, this Agreement sets forth the principal corporate transactions to effect the Contribution, the Separation, the Distribution and the other transactions contemplated by this Agreement (collectively, the “Transactions”), as well as the relationship of Pluto, Spinco and their respective Subsidiaries following the Contribution, the Separation and the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.    Certain Definitions.

For the purpose of this Agreement the following terms shall have the following meanings:

“Accounting Principles” means the judgments, accounting methodologies (including with respect to accruals and reserves), policies, principles, practices, procedures and conventions expressly set forth on Schedule 2.16(a)(i) and, solely to the extent not expressly set forth on Schedule 2.16(a)(i), the judgments, accounting methodologies (including with respect to accruals and reserves), policies, principles, practices, procedures and conventions used in the preparation of the Spinco Balance Sheet.

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Additional Transfer Documents” means the Local Separation Agreements and any other agreement between any member of the Pluto Group and any member of Spinco Group to facilitate the transfer of Spinco Assets or Spinco Liabilities, including pursuant to the Internal Reorganization Plan (including interim business agreements, delayed marked distribution agreements, delayed market management agreements or any other agreement or instrument contemplated by Section 2.06) and including any such agreements entered into prior to the date hereof to effect the Separation.

“Affiliate” means, when used with respect to a specified Person, a Person that controls, is controlled by, or is under common control with such specified Person. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, solely for purposes of this Agreement, the Ancillary Agreements and the Business Combination Agreement, (a) each member of the Spinco Group shall be deemed not to be an Affiliate of any member of the Pluto Group and (b) each member of the Pluto Group shall be deemed not to be an Affiliate of any member of the Spinco Group.

“Agreement” means this Separation and Distribution Agreement, including all of the schedules and exhibits hereto.

“Ancillary Agreements” means the Transition Services Agreements, the Tax Matters Agreement, the Employee Matters Agreement, the Manufacturing and Supply Agreements, the IP Matters Agreement, the Trademark License Agreement and the Specified Purchase Agreement (if executed).

“Assets” means, with respect to any Person, assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including the following:

(a)    all accounting and other books, records, ledgers and files and all personnel records, in each case, whether printed, electronic, contained on storage media or written, or in any other form;

(b)    all apparati, computers, network and telecommunications equipment, Internet-related information technology infrastructure and other electronic data processing and communication equipment, telephone and facsimile numbers, fixtures, machinery, furniture, office equipment, automobiles, motor vehicles and other transportation equipment, special and general tools, test devices, prototypes and models and other tangible personal property, including all other equipment;

(c)    all inventories of materials, parts, active pharmaceutical ingredients, biological materials, including master and working seeds, challenge materials, cell lines and reagents, analytical and research materials, raw materials, components, supplies, work-in-process and finished goods and products;

(d)    all interests in and rights to real property of whatever nature, including land, buildings, structures, improvements and fixtures, and all easements, rights-of-way and other rights and interests appurtenant thereto, whether as owner, mortgagee, lessor, sublessor, lessee, sublessee or otherwise;

(e)    all interests in any capital stock or other equity interests of any other Person, all bonds, notes, debentures or other securities issued by any other Person, all loans, advances or other extensions of credit or capital contributions to any other Person and all other investments in securities of any other Person;

(f)    all license agreements, leases of personal property, open purchase orders for active pharmaceutical ingredients, raw materials, supplies, parts or services and unfilled orders for the manufacture and sale of products;

(g)    all deposits, letters of credit, banker’s acceptances and performance and surety bonds;

(h)    all Intellectual Property;

(i)    all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data, Marketing Materials, quality records and reports, and other books, records, studies, surveys, reports, plans and documents;

(j)    all prepaid expenses, trade accounts and other accounts and notes receivable;

(k)    all Contracts and rights thereunder, all claims or rights against any Person arising from the ownership or use of any Asset, all rights in connection with any bids or offers and all claims, choses in action and similar rights, whether accrued or contingent;

(l)    all rights under insurance policies and all rights in the nature of insurance, indemnification, recovery or contribution;

(m)    all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (“Permits”);

(n)    all cash or cash equivalents, certificates of deposit, banker’s acceptances and other investment securities of any form or maturity and all bank accounts, lock boxes and other deposit arrangements and all brokerage accounts; and

(o)    all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions are authorized or obligated by Law to be closed in New York, New York and Amsterdam, The Netherlands.

“Clean-Up Spin-Off” has the meaning set forth in Section 3.03(c).

“Closing” has the meaning set forth in the Business Combination Agreement.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Closing Statement” has the meaning set forth in Section 2.16(b)(i).

“Closing Working Capital” has the meaning set forth in Section 2.16(a)(i).

“Closing Working Capital Target” means $810,000,000.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Co-Located Pluto Facilities” means the real property set forth on Schedule 1.01(j).

“Co-Located Spinco Facilities” means the real property set forth on Schedule 1.01(k).

“Combination” has the meaning set forth in the recitals.

“Combination Registration Statement” has the meaning set forth in the Business Combination Agreement.

“Competition Laws” has the meaning set forth in the Business Combination Agreement.

“Competition Law Liabilities” means all Liabilities relating to, arising out of or resulting from any Competition Law.

“Consents” means any consent, waiver or approval from, authorization of or notification requirement to, any Person.

“Contract” means any contract, agreement, lease, license, sales order, purchase order, indenture, note or other binding instrument (whether written or oral and whether express or implied).

“Contribution” has the meaning set forth in the recitals.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Custodial Party” has the meaning set forth in Section 6.04(a).

“Delayed Asset” has the meaning set forth in Section 2.04(a).

“Delayed Liability” has the meaning set forth in Section 2.04(a).

“Disclosure Documents” means, with respect to any Party, any form, statement, schedule or other materials filed with or furnished to the NYSE, Nasdaq, the SEC or any other Governmental Authority by or on behalf of any Party or any of its controlled Affiliates, and any information statement, prospectus, offering memorandum, offering circular or similar disclosure document and any schedule thereto or document incorporated therein by reference, whether or not filed with or furnished to any Governmental Authority.

“Dispute” has the meaning set forth in Section 7.01.

“Disputed Items” has the meaning set forth in Section 2.16(c)(ii).

“Distribution” has the meaning set forth in the recitals hereto.

“Distribution Agent” means Computershare Trust Company, N.A., or another Person as agreed by Pluto and Utah.

“Distribution Date” means, if the Distribution is effected, the date on which Pluto no longer holds shares of Spinco Common Stock as a consequence of the Distribution.

“Distribution Registration Statement” has the meaning set forth in the Business Combination Agreement.

“Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York City time.

“Employee Matters Agreement” means the Employee Matters Agreement, in the form attached as Exhibit E hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date.

“Environmental Law” means any Law relating to (a) human or occupational health and safety; (b) pollution or protection of the environment (including ambient air, indoor air, water vapor, surface water, groundwater, wetlands, drinking water supply, land surface or subsurface strata, biota and other natural resources); or (c) exposure to, or use, generation, manufacture, processing, management, treatment, recycling, storage, disposal, emission, discharge, transport, distribution, labeling, presence, possession, handling, Release or threatened Release of, any hazardous or toxic material, substance or waste and any Law relating to recordkeeping, notification, disclosure, registration and reporting requirements respecting hazardous or toxic materials, substances or wastes.

“Environmental Liabilities” means all Liabilities (including all removal, remediation, cleanup or monitoring costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith) relating to, arising out of or resulting from any (a) actual or alleged (i) compliance or noncompliance with any Environmental Law, (ii) generation, use, storage, manufacture, processing, recycling, labeling, handling, possession, management, treatment, transportation, distribution, emission, discharge or disposal of any Hazardous Material, or (iii) presence, Release or threatened Release of, or exposure to, any Hazardous Material or (b) contract, agreement, or other consensual arrangement pursuant to which Liability is assumed or imposed with respect to any of the foregoing.

“Escalation Notice” has the meaning set forth in Section 7.02(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Offer” has the meaning set forth in the recitals hereto.

“Excluded Environmental Liabilities” means (a) all Environmental Liabilities of any member of the Pluto Group or the Spinco Group to the extent arising from (i) any real property, business operation or entity that, as of the Distribution Time, was formerly owned, operated or leased in connection with the Spinco Business or the Spinco Assets or (ii) the Pluto Business, the Pluto Real Properties or the Pluto Assets (other than, in the case of this clause (ii), any such Environmental Liabilities associated with conditions or occurrences at, in, on or under any Spinco Real Property) and (b) Pluto Co-Location Environmental Liabilities.

“Final Spinco Cash Balance” has the meaning set forth in Section 2.16(d).

“Final Working Capital Adjustment Amount” has the meaning set forth in Section 2.16(d).

“Financing” has the meaning set forth in the Business Combination Agreement.

“Financing Agreement” has the meaning set forth in the Business Combination Agreement.

“Financing Obligations” has the meaning set forth in the Business Combination Agreement.

“FINRA” means the Financial Industry Regulatory Authority.

“Former Pluto Employee” has the meaning set forth in the Employee Matters Agreement.

“Former Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Approvals” means any notices, reports or other filings to be made, or any consents, registrations, approvals, licenses, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, taxing, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Group” means either the Pluto Group or the Spinco Group, as the context requires.

“Guarantee” has the meaning set forth in Section 2.11(a).

“Hazardous Material” means (a) any petroleum or petroleum products, radioactive materials, toxic mold, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls; and (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import, or that are otherwise regulated or form the basis for Liability, under any Environmental Law.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person,

(e) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (f) all indebtedness of any other Person by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, Lien, pledge or other encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all capital lease obligations of such Person, (h) all securities or other similar instruments convertible or exchangeable into any of the foregoing, but excluding daily cash overdrafts associated with routine cash operations and (i) all guarantees by such Person in respect of any of the foregoing of any other Person.

“Indemnifying Party” has the meaning set forth in Section 4.04(a).

“Indemnitee” has the meaning set forth in Section 4.04(a).

“Indemnity Payment” has the meaning set forth in Section 4.04(a).

“Information” means information in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, work papers, Contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), Personal Data, and other technical, financial, employee, accounting or business information or data; provided that “Information” does not include Intellectual Property.

“Insurance Policies” means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” means those monies (a) received by an insured from a Third-Party insurance carrier; (b) paid by a Third-Party insurance carrier on behalf of the insured; or (c) received (including by way of setoff) from any Third-Party in the nature of insurance, contribution or indemnification in respect of any Liability, in each of cases (a), (b) and (c), net of any applicable premium adjustments (including reserves or retentions and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof and excluding proceeds from any self-insurance, captive insurance or similar program.

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) patents and patent applications and all related provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, extensions and substitutions of any of the foregoing (“Patent Rights”), (b) trademarks, service marks, names, corporate names, trade names, domain names, social media names, tags or handles, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, whether or not registered or applied for registration, including common law trademark rights (“Trademarks”), (c) copyrights and copyrightable subject matter, whether or not registered or applied for registration (“Copyrights”), (d) technical, scientific, regulatory and other information, designs, ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, and marketing, pricing, distribution, cost and sales information, tools, materials, apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein (“Know-How”) and (e) applications, registrations and common law rights for the foregoing.

“Intercompany Accounts” has the meaning set forth in Section 2.05(a).

“Internal Reorganization Plan” means the step plan set forth on Schedule 1.01(a), as it may be updated in accordance with Section 2.01(c).

“IP Contracts” means all Contracts pursuant to which a Party or any of its Affiliates grants or obtains any rights to use Intellectual Property (other than Contracts in which such Intellectual Property is incidental to such Contracts).

“IP Matters Agreement” means the IP Matters Agreement, containing the terms attached as Exhibit G hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date.

“IRS Ruling” has the meaning set forth in the Business Combination Agreement.

“Know-How” has the meaning set forth in the definition of “Intellectual Property.”

“Law” means any U.S. and non-U.S. federal, national, international, multinational, supranational, state, provincial, local or similar law (including common law and privacy and data protection laws), statute, ordinance, regulation, rule, code, order, treaty (including any Tax treaty on income or capital), binding judicial or administrative interpretation or other requirement or rule of law or legal process, in each case, enacted, promulgated, issued, entered or otherwise put into effect by a Governmental Authority or any rule or requirement of any securities exchange.

“Liability” means any liability, debts and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” has the meaning set forth in the Business Combination Agreement.

“Local Separation Agreements” means each of the asset transfer agreements, share transfer agreements, business transfer agreements, certificates of demerger and merger and other agreements and instruments that provide for the transfer of Spinco Assets or Spinco Liabilities from a member of the Pluto Group to a member of the Spinco Group, or for the transfer of Pluto Assets or Pluto Liabilities from a member of the Spinco Group to a member of the Pluto Group, in each case in a particular jurisdiction, as contemplated by the Internal Reorganization Plan.

“Losses” means any and all damages, losses, deficiencies, Liabilities, Taxes, obligations, penalties, judgments, settlements, claims, payments, fines, charges, interest, costs and expenses, whether or not resulting from Third-Party Claims, including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder.

“Manufacturing and Supply Agreements” means the Manufacturing and Supply Agreements, in the form attached as Exhibit F hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date, and any product addenda thereto as agreed by Pluto and Utah.

“Marketing Materials” means all labeling, marketing and promotional materials and inserts.

“Nasdaq” means The Nasdaq Stock Market.

“Non-Conforming Additional Transfer Document” means an Additional Transfer Document that, individually or in the aggregate with all other Additional Transfer Documents, is inconsistent in any material respect with the terms of this Agreement, including the Internal Reorganization Plan.

“Non-Custodial Party” has the meaning set forth in Section 6.04(a).

“Notice” means any written notice, request, demand or other communication specifically referencing this Agreement and given in accordance with Section 10.02.

“Notice of Objection” has the meaning set forth in Section 2.16(c)(i).

“NYSE” means the New York Stock Exchange.

“One-Step Spin-Off” has the meaning set forth in the recitals hereto.

“Organizational Documents” means (a) the Amended and Restated Certificate of Incorporation of Spinco in the form attached hereto as Exhibit A and (b) the Amended and Restated By-laws of Spinco in the form attached hereto as Exhibit B.

“Outside Date” has the meaning set forth in the Business Combination Agreement.

“Parties” means the parties to this Agreement.

“Patent Rights” has the meaning set forth in the definition of “Intellectual Property.”

“Permanent Financing” has the meaning set forth in the Business Combination Agreement.

“Permits” has the meaning set forth in the definition of “Assets.”

“Permitted Liens” has the meaning set forth in the Business Combination Agreement.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Data” means any definition given for any similar term (e.g., “personal information” or “personally identifiable information”) under applicable Law, or by Spinco or Pluto in any of its privacy policies, notices or contracts, as well as any information relating to an identified or identifiable natural person. For purposes of this definition, an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. Personal Data can be in any media or format, including computerized or electronic records as well as paper-based files. Personal Data includes: (a) a first or last name or initials; (b) a home or other physical address, including street name and name of city or town; (c) an email address or other online contact information, such as an instant messaging user identifier or a screen name that reveals an individual’s email address; (d) a telephone number; (e) a social security number, Tax ID number, identification number, individual number or other government-issued identifier (such as a driver’s license); (f) an internet protocol address or host name that identifies an individual; (g) a persistent identifier, such as a customer number held in a “cookie” or processor serial number, that is combined with other available data that identifies an individual; (h) birth dates or treatment dates; or (i) coded data that is derived from Personal Data. Additionally, to the extent any other information (such as, but not necessarily limited to, case report form information, clinical trial identification codes, personal profile information, other unique identifier, or biometric information) is associated or combined with Personal Data, then such information also will be considered Personal Data. For the avoidance of doubt, Personal Data that has been pseudonymized, meaning that the information may not be attributed to a natural person without the use of additional Information, also will be considered Personal Data.

“Pluto” has the meaning set forth in the preamble hereto.

“Pluto Accounts” has the meaning set forth in Section 2.07(a).

“Pluto Assets” has the meaning set forth in Section 2.02(b).

“Pluto Board” has the meaning set forth in the recitals.

“Pluto Business” means all businesses, operations and activities (whether conducted independently or in association with one or more Third Parties through a partnership, joint venture or other mutual enterprise and whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either Party or any member of its Group, other than the Spinco Business.

“Pluto Cash Distribution” has the meaning set forth in Section 2.01(a)(ii).

“Pluto Co-Location Environmental Liabilities” means all Environmental Liabilities to the extent arising out of or resulting from operations conducted by Pluto or any member of the Pluto Group (or their respective agents, contractors or invitees) after the Distribution Time at the Co-Located Spinco Facilities.

“Pluto Common Stock” has the meaning set forth in the recitals hereto.

“Pluto Employee” has the meaning set forth in the Employee Matters Agreement.

“Pluto Group” means Pluto, each Subsidiary of Pluto and each other Person that either (x) is controlled directly or indirectly by Pluto immediately after the Distribution Time or (y) becomes controlled by Pluto following the Distribution Time; provided, however, that neither Spinco nor any other member of the Spinco Group shall be members of the Pluto Group.

“Pluto Indemnitees” has the meaning set forth in Section 4.02.

“Pluto Liabilities” has the meaning set forth in Section 2.03(b).

“Pluto Product Liabilities” means all Liabilities relating to, arising out of or resulting from the manufacture, design, development, testing, importation, distribution, delivery, transport, storage, marketing, labeling, packaging or sale of the products of the Pluto Business (it being understood that Spinco Products shall not be considered products of the Pluto Business).

“Pluto Real Property” means any real property owned, leased, subleased, licensed or otherwise occupied by either Party or any member of its Group as of immediately prior to the Distribution Time, other than any Spinco Real Property.

“Post-Closing Claims” has the meaning set forth in Section 2.14(b).

“Pre-Closing Occurrence-Based Policies” has the meaning set forth in Section 2.14(b).

“Prime Rate” means the rate last quoted as of the time of determination by THE WALL STREET JOURNAL as the “Prime Rate” in the United States or, if the WALL STREET JOURNAL ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate as of such time, or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably agreed by Pluto and Spinco) or any similar release by the Federal Reserve Board (as reasonably agreed by Pluto and Spinco).

“Privilege” means any legal privilege or immunity with respect to any information or advice, such as the attorney-client privilege or work-product doctrine and other concepts of legal protection.

“Privileged Information” means any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or has asserted a Privilege, including the attorney-client and attorney work product privileges.

“Record Date” means the close of business on the date determined by the Board of Directors of Pluto (or a committee thereof) as the record date for the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with a Clean- Up Spin-Off.

“Records Facility” has the meaning set forth in Section 6.04(a).

“Regulatory Approval” means the permit, approval, consent, registration, license, authorization or certificate of a Governmental Authority necessary for the manufacturing, distribution, use, promotion and sale of a pharmaceutical or biological product for one or more indications in a country or other regulatory jurisdiction.

“Release” means any release, spill, emission, leaking, dumping, pumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface or subsurface strata, soil and sediments) or into, through or within any property, building, structure, fixture or equipment.

“Representatives” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“Resolution Period” has the meaning set forth in Section 2.16(c)(ii).

“Retained Names” means the Trademarks set forth on Schedule 1.01(b), and any Trademarks related thereto or containing or comprising the foregoing, including any Trademarks derivative thereof or confusingly similar thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Segregated Account” has the meaning set forth in Section 2.01(a)(ii).

“Separation” has the meaning set forth in the recitals.

“Shared Contract Liability” means any Liability related to, arising out of or resulting from a Shared Contract.

“Shared Contracts” means each Contract entered into prior to the Distribution Time which is between Pluto or any of its Subsidiaries (including any member of the Spinco Group), on the one hand, and one or more Third Parties, on the other hand, that has benefits for or imposes obligations on the Spinco Business, but does not exclusively relate to the Spinco Business; provided that any Contract that provides for enterprise-level services or licenses or similar enterprise-level arrangements of Pluto shall not be a Shared Contract.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation relating to any of the foregoing.

“Specified Pluto Product” means, with respect to any country and as of any time, any pharmaceutical product set forth on Schedule 5.01(c), but only if such pharmaceutical product ceases to have patent protection in such country as of such time.

“Specified Purchase Agreement” means the Purchase and Sale Agreement, containing the terms attached as Exhibit H hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco in accordance with the terms and subject to the conditions set forth in Exhibit H.

“Spinco” has the meaning set forth in the preamble hereto.

“Spinco Accounts” has the meaning set forth in Section 2.07(a).

“Spinco Acquisition Corp.” has the meaning set forth in the recitals hereto.

“Spinco Assets” has the meaning set forth in Section 2.02(a).

“Spinco Assumed Environmental Liabilities” means all Environmental Liabilities to the extent relating to, arising out of or resulting from any (i) Release of Hazardous Material at, on, under or from any Spinco Real Properties, or at any other real property in connection with the operation of the Spinco Business or the Spinco Assets (iii) noncompliance with Environmental Law in connection with the operation of the Spinco Business or the Spinco Assets, (iv) the offsite transportation storage, disposal, treatment or recycling of Hazardous Material generated and taken offsite in connection with the operation of the Spinco Business or the Spinco Assets or (v) exposure by any person (including any current or future employee, contractor or customer) to any Hazardous Materials Released into the indoor or outdoor environment in connection with the operation of the Spinco Business or the Spinco Assets, in each case (i) through (v), other than any Excluded Environmental Liability.

“Spinco Balance Sheet” means the Audited Condensed Combined Balance Sheet of Spinco (the Upjohn business unit of Pfizer Inc.) as of December 31, 2018, as set forth on Schedule 1.01(d).

“Spinco Business” means (i) the business, operations and activities in connection with the discovery, research, development, manufacturing, formulation, licensing, marketing, distribution of, and leasing and/or selling of any of the Spinco Products, conducted at any time prior to the Distribution Time by either Party or any member of its Group; and (ii) the businesses, operations and activities of the Spinco segment of Pluto, including Pluto’s global, primarily off-patent branded and generic established medicines business, conducted at any time prior to the Distribution Time by either Party or any member of its Group.

“Spinco Cash Balance” means the aggregate balance of cash, cash equivalents, marketable securities and other short-term investments held by Spinco or any member of the Spinco Group as of immediately prior to the Distribution Time, determined in accordance with the Accounting Principles and after giving effect to the payment of the Spinco Cash Distribution from Spinco to Pluto pursuant to Section 2.01(a)(ii).

“Spinco Cash Distribution ” has the meaning set forth in Section 2.01(a)(ii).

“Spinco Cash Target” means $50,000,000.

“Spinco Co-Location Environmental Liabilities” means all Environmental Liabilities to the extent arising out of or resulting from operations conducted by Spinco (or its agents, contractors or invitees) after the Distribution Time at the Co-Located Pluto Facilities.

“Spinco Commitment Letter” has the meaning set forth in the Business Combination Agreement.

“Spinco Common Stock” has the meaning set forth in the recitals hereto.

“Spinco Cash Distribution” has the meaning set forth in Section 2.01(a)(ii).

“Spinco Contracts” means the following Contracts to which any Party or any member of its Group is a party or by which it or any member of its Group or any of their respective Assets is bound, in each case, immediately prior to the Distribution Time, except for any such Contract or part thereof that is expressly contemplated to be retained by Pluto or any member of the Pluto Group from and after the Distribution Time pursuant to any provision of this Agreement or any Ancillary Agreement; provided that, in the case of any of the following Contracts that relate to Intellectual Property where the provisions relating to Intellectual Property are not incidental to the overall purpose of the Contract, the “Spinco Contracts” will include only Spinco IP Contracts:

(a)    any Contract (including any customer, distribution, supply or vendor contracts and any joint venture agreements) or part thereof to the extent related to the Spinco Business (excluding any IP Contracts);

(b)    any Contract or part thereof to the extent providing for any guarantee, indemnity, representation, warranty or other Liability of any member of the Spinco Group or the Pluto Group in respect of any Spinco Liability or the Spinco Business (including guarantees of financing incurred by customers or other Third Parties in connection with purchases of products or services from the Spinco Business);

(c)    Spinco IP Contracts;

(d)    any Spinco Individual Agreement (as defined in the Employee Matters Agreement);

(e)    any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements to the extent related to the Spinco Business or entered into by or on behalf of any division, business unit or member of the Spinco Group, but excluding any such arrangements that are enterprise-wide or related to any Indebtedness of any member of the Pluto Group;

(f)    any Contract listed on Schedule 1.01(e);

(g)    any confidentiality or non-disclosure Contract entered into in connection with the sale or disposition of all or substantially all of the Spinco Business; and

(h)    any Contract that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to Spinco or any other member of the Spinco Group.

“Spinco Designees” means any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by Spinco with the prior written consent of Utah that will be members of the Spinco Group as of immediately prior to the Distribution Time.

“Spinco Disclosure Documents” means (a) any registration statement to be filed by Spinco with the SEC to effect the registration of shares of Spinco Common Stock in connection with the Distribution or that is otherwise contemplated by the Business Combination Agreement (including the Combination Registration Statement and the Distribution Registration Statement), and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, and (b) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Separation, the Spinco Business or the Spinco Group or primarily relates to the transactions contemplated hereby.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Financing Arrangements” has the meaning set forth in Section 3.01(b).

“Spinco Group” means Spinco, each Transferred Entity, each other Subsidiary of Spinco and each other Person that either (x) is controlled directly or indirectly by Spinco immediately after the Distribution Time or (y) becomes controlled by Spinco following the Distribution Time.

“Spinco Indebtedness” means all Indebtedness of Spinco or any member of the Spinco Group set forth on Schedule 1.01(l).

“Spinco Indemnitees” has the meaning set forth in Section 4.03.

“Spinco Intellectual Property” means the Intellectual Property exclusively used or exclusively held for use by the Spinco Business, including the Patents and Trademarks set forth on Schedule 1.01(f), and the right to all past and future damages and claims for the infringement or misappropriation of any of the foregoing.

“Spinco Intercompany Payables” has the meaning set forth in Section 2.03(a)(vi).

“Spinco Intercompany Receivables” has the meaning set forth in Section 2.02(a)(x).

“Spinco IP Contracts” means the IP Contracts exclusively used or exclusively held for use in the Spinco Business.

“Spinco Leased Real Property” has the meaning set forth in the definition of “Spinco Real Property”.

“Spinco Leases” has the meaning set forth in the definition of “Spinco Real Property.”

“Spinco Liabilities” has the meaning set forth in Section 2.03(a).

“Spinco Owned Real Properties” has the meaning set forth in the definition of “Spinco Real Property.”

“Spinco Permits” means all Permits owned or licensed by either Party or member of its Group primarily used in or primarily held for use in the Spinco Business.

“Spinco Pre-Combination Outstanding Shares” has the meaning set forth in the Business Combination Agreement.

“Spinco Product Liabilities” means all Liabilities relating to, arising out of or resulting from the manufacture, design, development, testing, importation, distribution, delivery, transport, storage, marketing, labeling, packaging or sale of the Spinco Products.

“Spinco Products” means those brands and products set forth on Schedule 1.01(g).

“Spinco Real Property” shall mean (i) all of the real property owned in fee simple (or the applicable local equivalent) by either Party or member of its Group immediately prior to the Distribution Time set forth on

Schedule 1.01(h) (“Spinco Owned Real Properties”) and (ii) all real property leased, subleased, licensed or otherwise occupied under leases, subleases, licenses or occupancy agreements to which either Party or member of its Group is party as lessee, sublessee, licensee or occupant immediately prior to the Distribution Time set forth on Schedule 1.01(i) (any such real property, the “Spinco Leased Real Property” and any such leases, subleases, licenses or occupancy agreements, the “Spinco Leases”).

“Spinco Subsidiary” has the meaning set forth in the Business Combination Agreement.

“Stored Records” has the meaning set forth in Section 6.04(a).

“Subsidiary” means, when used with respect to any Person, (a) a corporation in which such Person or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election; and (b) any other Person (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

“Tangible Information” means information that is contained in written, electronic or other tangible forms.

“Tax” or “Taxes” means (i) any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any governmental entity or political subdivision thereof, and (ii) any interest, penalty, additions to tax, or additional amounts in respect of the foregoing.

“Tax Matters Agreement” means the Tax Matters Agreement, in the form attached as Exhibit D hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date.

“Tax Return” or “Return” means any return or report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Third Party” means any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” has the meaning set forth in Section 4.05(a).

“Trademark License Agreement” means the Trademark License Agreement, containing the terms attached as Exhibit I hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” has the meaning set forth in the recitals.

“Transfer Taxes” has the meaning set forth in the Tax Matters Agreement.

“Transferor Party” has the meaning set forth in Section 2.04(b).

“Transferee Party” has the meaning set forth in Section 2.04(b).

“Transferred Entities” has the meaning set forth in Section 2.02(a)(i).

“Transition Services Agreements” means the Transition Services Agreements, in the form attached as Exhibit C hereto or as otherwise agreed by Pluto and Utah, entered into or to be entered into by and between Pluto and Spinco on or prior to the Distribution Date.

“Transitional Names” means the Trademarks set forth on Schedule 1.01(c), and any Trademarks related thereto or containing or comprising the foregoing, including any Trademarks derivative thereof or confusingly similar thereto.

“Unaffiliated Accounting Firm” has the meaning set forth in Section 2.16(c)(iii).

“Utah” has the meaning set forth in the recitals hereto.

“Utah Newco” has the meaning set forth in the recitals hereto.

“Utah Newco Sub” has the meaning set forth in the recitals hereto.

“Workers’ Compensation Event” means the event, injury, illness or condition giving rise to a workers’ compensation claim.

“Working Capital” has the meaning set forth in Section 2.16(a)(i).

“Working Capital Adjustment Amount” has the meaning set forth in Section 2.16(a)(ii).

ARTICLE II

THE SEPARATION

Section 2.01.    Transfer of Assets and Assumption of Liabilities.

(a)    Subject to Section 2.04 and in accordance with the Internal Reorganization Plan:

(i)    Transfer and Assignment of Spinco Assets. On or prior to the Distribution Time, Pluto shall, and shall cause the applicable member of its Group to, contribute, assign, transfer, convey and deliver to Spinco or the applicable Spinco Designees, and Spinco and such Spinco Designees shall accept from Pluto and the applicable members of the Pluto Group, all of Pluto’s and such Pluto Group member’s respective right, title and interest in and to all of the Spinco Assets (it being understood that if any Spinco Assets shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such Spinco Asset may be assigned, transferred, conveyed and delivered to Spinco as a result of the transfer of all of the equity interests in such Transferred Entity from Pluto or the applicable members of the Pluto Group to Spinco or the applicable Spinco Designee);

(ii)    Acceptance and Assumption of Spinco Liabilities; Contribution Consideration. In exchange for the Contribution, (A) as of the Distribution Time, Spinco and the applicable Spinco Designees shall accept, assume, agree to pay, perform, satisfy, discharge or otherwise defend on a timely basis all of the Spinco Liabilities in accordance with their respective terms, regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Distribution Time, (3) when, where or against whom such Liabilities are asserted or determined, (4) whether asserted or determined on, prior to or subsequent to the Distribution Time, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the

Pluto Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates; and (B) at or prior to the Distribution Time, Spinco shall make a cash distribution to Pluto in the amount of $12,000,000,000 (the “Spinco Cash Distribution”). The payment made by Spinco to Pluto pursuant to this Section 2.01(a)(ii) shall be made by wire transfer of immediately available funds to an account designated by Pluto to Spinco. Pluto will maintain the proceeds of the Spinco Cash Distribution in a segregated bank account (a “Segregated Account”). Within 30 days (or such other period as may be permitted under the IRS Ruling) following the Distribution, Pluto will use the Spinco Cash Distribution held in the Segregated Account to (1) repurchase Pluto common stock, (2) make pro rata special cash distributions to its shareholders, and/or (3) repay or repurchase debt (including principal, interest, and associated premiums and fees) from third-party lenders (together, the “Pluto Cash Distribution”).

(iii)    Transfer and Assignment of Pluto Assets. Pluto and Spinco shall cause Spinco and the Spinco Designees to contribute, assign, transfer, convey and deliver to Pluto or certain members of the Pluto Group designated by Pluto, and Pluto or such other members of the Pluto Group shall accept from Spinco and the Spinco Designees, all of Spinco’s and such Spinco Designee’s respective right, title and interest in and to all of the Pluto Assets.

(iv)    Acceptance and Assumption of Pluto Liabilities. As of the Distribution Time, Pluto or such other member of the Pluto Group shall accept, assume, agree to pay, perform, satisfy, discharge or otherwise defend on a timely basis all of the Pluto Liabilities in accordance with their respective terms, regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Distribution Time, (3) when, where or against whom such Liabilities are asserted or determined, (4) whether asserted or determined on, prior to or subsequent to the Distribution Time, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Pluto Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b)    Waiver of Bulk-Sale and Bulk-Transfer Laws. Spinco hereby waives compliance by each and every member of the Pluto Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Spinco Assets to any member of the Spinco Group. Pluto hereby waives compliance by each and every member of the Spinco Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Pluto Assets to any member of the Pluto Group.

(c)    Internal Reorganization Plan. Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.01(a), each of Pluto and Spinco will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions expressly contemplated by the Internal Reorganization Plan (whether prior to, at or after the Distribution Time), in each case at the sole cost and expense of Pluto. Pluto may amend or modify the Internal Reorganization Plan prior to the Distribution Date; provided that (i) without the written consent of Spinco and, prior to the Distribution Time, Utah, such amendments or modifications shall not, individually or in the aggregate, in any material respect (A) increase Spinco’s costs, Liabilities or obligations to Third Parties (including Taxes) or (B) otherwise adversely affect Spinco (excluding any amendments and modifications to which Spinco and, prior to the Distribution Time, Utah shall have consented in writing) and (ii) without the written consent of Spinco and, prior to the Distribution Time, Utah (such consent not to be unreasonably withheld, conditioned or delayed), such amendments or modifications shall not be made after the date that is 30 days prior to the Distribution Time if such amendments or modifications would result in changes to the way in which legal entities would be reorganized or moved within the Internal Reorganization Plan. Pluto shall promptly provide to Spinco and Utah a true and accurate copy of any amendment or modification to the Internal Reorganization Plan.

(d)    Real Property Transfer Laws. Pluto shall, and shall cause the applicable member of its Group to, (i) comply (at the sole expense of Pluto and the Pluto Group) with all requirements of the New Jersey Industrial

Site Recovery Act, the Connecticut Transfer Act and any other real property transfer Law in connection with the Contribution or the other transactions contemplated by this Agreement, including any notification, submission, filing, disclosure, investigation and remediation required under any such Laws; provided that Utah shall cooperate with and provide reasonable assistance to Pluto with respect to such requirements upon Pluto’s reasonable request and at Pluto’s sole cost and expense. Prior to making any such notification, submission, filing or disclosure to any Governmental Entity, Pluto shall, and shall cause the applicable member of its Group to, provide Spinco and, prior to the Distribution Time, Utah with a reasonable opportunity to review and comment on such notification, submission, filing or disclosure. The Parties acknowledge and agree that this provision shall not apply to or affect the allocation of Transfer Taxes between the Parties.

Section 2.02.    Spinco Assets; Pluto Assets.

(a)    For purposes of this Agreement, “Spinco Assets” means:

(i)    Equity Interests. All issued and outstanding capital stock and other equity interests of the entities set forth on Schedule 2.02(a)(i) (the “Transferred Entities”) that are owned by either Party or any member of its Group as of the Distribution Time;

(ii)    Spinco Products. All rights, interests and claims of either Party or any member of its Group as of the Distribution Time to the Spinco Products, including all rights, interests and claims of either Party or any member of its Group as of the Distribution Time to all clinical study data, reports and analyses, product and marketing registrations and applications (which shall include all U.S. Food and Drug Administration and other regulatory drug approvals and licenses related to, and all related applications and other information submitted for the purposes of or prepared in connection with obtaining an approval for, a Spinco Product) to the extent related to a Spinco Product;

(iii)    Cash and Cash Equivalents. Cash, cash equivalents, marketable securities and other short-term investments equal to the Spinco Cash Balance;

(iv)    Separation Agreement and Ancillary Agreement Assets. All Assets of either Party or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be transferred to Spinco or any other member of the Spinco Group;

(v)    Intellectual Property. All Spinco Intellectual Property as of the Distribution Time and all rights, interests or claims (whether accrued or contingent) of either Party or any member of its Group arising thereunder;

(vi)    Contracts. All Spinco Contracts as of the Distribution Time and all rights, interests or claims (whether accrued or contingent) of either Party or any member of its Group arising thereunder;

(vii)    Real Property and Personal Property. (A) All Spinco Real Property as of the Distribution Time and all rights, interests or claims (whether accrued or contingent) of either Party or any member of its Group arising thereunder; and (B) the office equipment, fixtures, furniture and other personal property located at the Spinco Real Property as of the Distribution Time other than the personal property listed on Schedule 2.2(a)(vii);

(viii)    Permits. All Spinco Permits as of the Distribution Time and all rights, interests or claims of either Party or any of the members of its Group thereunder;

(ix)    Information. Subject to applicable Law and the provisions of the applicable Ancillary Agreements, all rights, interests and claims of either Party or any of members of its Group as of the Distribution Time with respect to Information that is exclusively related to the Spinco Assets, the Spinco Liabilities or the Spinco Business;

(x)    Spinco Intercompany Receivables. All intercompany receivables owed to a member of the Spinco Group, on the one hand, by a member of the Pluto Group, on the other hand, that: (A) are in respect of goods or services sold by a member of the Spinco Group to a member of the Pluto Group; and (B) are effective or outstanding as of the Distribution Time, after giving effect to any settlement and payment made prior to or as of the Distribution Time described in Section 2.05 (collectively, the “Spinco Intercompany Receivables”);

(xi)    Shared Contracts. Subject to Section 2.09, all rights, interests or claims (whether accrued or contingent) of Pluto, Spinco or any other member of their respective Groups arising under Shared Contracts to the extent relating to the Spinco Business;

(xii)    Other Specified Assets. All Assets listed or described on Schedule 2.02(a)(xii); and

(xiii)    Primarily Used Assets. All Assets of a type not already identified in clauses (i) through (xii) of this Section 2.02(a), of either Party or any of members of its Group as of the Distribution Time that are primarily used or primarily held for use in the Spinco Business, except as expressly otherwise contemplated in this Agreement or the Ancillary Agreements. The intention of this clause (xiii) is only to rectify any inadvertent omission of transfer or conveyance of any Assets that, had the Parties given specific consideration to such Asset as of the date hereof, would have otherwise been classified as a Spinco Asset. No Asset shall be deemed to be a Spinco Asset solely as a result of this clause (xiii) if such Asset is within the category or type of Asset expressly covered by the terms of another Ancillary Agreement unless the party claiming entitlement to such Asset can establish that the omission of the transfer or conveyance of such Asset was inadvertent, and no Asset shall be deemed a Spinco Asset solely as a result of this clause (xiii) unless a claim with respect thereto is made by Spinco on or prior to the second (2nd) anniversary of the Distribution Date.

Notwithstanding anything to the contrary in this Agreement, the Spinco Assets shall not include any Assets referred to in clauses (i) through (vi) of Section 2.02(b).

(b)    For the purposes of this Agreement, “Pluto Assets” means all Assets of either Party or the members of its Group as of the Distribution Time, other than the Spinco Assets; it being understood that the Pluto Assets shall include:

(i)    Equity Interests. All issued and outstanding capital stock and other equity interests set forth on Schedule 2.02(b)(i) and the shares of Spinco Common Stock contemplated to be received by members of the Pluto Group in exchange for the Contribution pursuant to Section 2.01(a)(ii);

(ii)    Cash and Cash Equivalents. All cash, cash equivalents, marketable securities and other short-term investments held by either Party or any member of its Group (other than the Spinco Cash Balance);

(iii)    Separation Agreement and Ancillary Agreement Assets. All Assets of either Party or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be retained by or transferred to Pluto or any other member of the Pluto Group;

(iv)    Intellectual Property. All Intellectual Property of either Party or any member of its Group (other than the Spinco Intellectual Property and other than any license of Intellectual Property of Pluto or any member of the Pluto Group to Spinco or any member of the Spinco Group pursuant to the terms of the IP Matters Agreement), including the Retained Names;

(v)    Shared Contracts. Subject to Section 2.09, all rights, interests or claims (whether accrued or contingent) of Pluto, Spinco or any other member of their respective Groups arising under Shared Contracts to the extent relating to the Pluto Business; and

(vi)    Other Specified Assets. All Assets listed or described on Schedule 2.02(b)(vi).

Section 2.03.    Spinco Liabilities; Pluto Liabilities.

(a)    For the purposes of this Agreement, “Spinco Liabilities” means the following Liabilities of either Party or any of the members of its Group:

(i)    Liabilities Arising from Spinco Business. All Liabilities (other than Environmental Liabilities) of either Party or any of members of its Group relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent that such Liabilities relate to, arise out of or result from the Spinco Business;

(ii)    Liabilities Arising from Spinco Assets. All Liabilities (other than Environmental Liabilities and Pluto Product Liabilities) of either Party or any of members of its Group to the extent relating to, arising out of or resulting from the Spinco Assets;

(iii)    Separation Agreement and Ancillary Agreement Liabilities. All Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement as Liabilities to be transferred to or assumed by Spinco or any other member of the Spinco Group, including all Shared Contract Liabilities allocated to Spinco pursuant to Section 2.09;

(iv)    Environmental Liabilities. All Spinco Assumed Environmental Liabilities.

(v)    Spinco Financing Arrangements and Spinco Indebtedness. All Liabilities of either Party or any of the members of its Group relating to, arising out of or resulting from the Spinco Financing Arrangements or Spinco Indebtedness, in each case other than Liabilities to the extent expressly described in Section 4.03(e);

(vi)    Spinco Intercompany Payables. All intercompany payables owed by a member of the Spinco Group, on the one hand, to a member of the Pluto Group, on the other hand, that: (A) are in respect of goods or services sold by a member of the Pluto Group to a member of the Spinco Group; and (B) are effective or outstanding as of the Distribution Time, after giving effect to any settlement and payment prior to or as of the Distribution Time described in Section 2.05, which intercompany payables shall be paid by Spinco or the applicable member of the Spinco Group in accordance with Section 2.05 (collectively, “Spinco Intercompany Payables”);

(vii)    Third-Party Claims. All Liabilities (other than Environmental Liabilities and Pluto Product Liabilities) arising out of claims made by any Third Party (including either Party’s or its Group’s respective directors, officers, shareholders (following the Distribution Time), employees and agents) against either Party or any member of its Group to the extent relating to, arising out of or resulting from the Spinco Business or the Spinco Assets or the other business, operations, activities or Liabilities referred to in clauses (i) through (vi) above;

(viii)    Workers’ Compensation Claims. Subject to Section 2.14, all Liabilities with respect to workers’ compensation claims of Spinco Employees and Former Spinco Employees, without regard to whether the applicable Workers’ Compensation Event occurs prior to, on or after the Distribution Date; and

(ix)    Other Spinco Liabilities. All Liabilities listed or described on Schedule 2.03(a)(ix).

Notwithstanding anything to the contrary in this Agreement, the Spinco Liabilities shall not include any Liabilities referred to in clause (x) of Section 2.03(b).

(b)    For the purposes of this Agreement, “Pluto Liabilities” means the following Liabilities of either Party or any of the members of its Group:

(i)    Liabilities Arising from Pluto Business. All Liabilities (other than Environmental Liabilities) of either Party or any of members of its Group relating to, arising out of or resulting from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time

(whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent that such Liabilities relate to, arise out of or result from the Pluto Business;

(ii)    Liabilities Arising from Pluto Assets. All Liabilities (other than Environmental Liabilities and Spinco Product Liabilities) of either Party or any of members of its Group to the extent relating to, arising out of or resulting from the Pluto Assets;

(iii)    Separation Agreement and Ancillary Agreement Liabilities. All Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Pluto or any other member of the Pluto Group, including all Shared Contract Liabilities allocated to Pluto pursuant to Section 2.09;

(iv)    Environmental Liabilities. All Excluded Environmental Liabilities;

(v)    Spinco Financing Arrangements. All Liabilities to the extent expressly described in Section 4.03(e);

(vi)    Pluto Intercompany Payables. All intercompany payables owed by a member of the Pluto Group, on the one hand, to a member of the Spinco Group, on the other hand, that: (A) are in respect of goods or services sold by a member of the Spinco Group to a member of the Pluto Group; and (B) are effective or outstanding as of the Distribution Time, after giving effect to any settlement and payment prior to or as of the Distribution Time described in Section 2.05, which intercompany payables shall be paid by Pluto or the applicable member of the Pluto Group in accordance with Section 2.05;

(vii)    Third-Party Claims. All Liabilities (other than Environmental Liabilities and Spinco Product Liabilities) arising out of claims made by any Third Party (including Pluto’s or Spinco’s respective directors, officers, shareholders (following the Distribution Time), employees and agents) against either Party or any member of its Group to the extent relating to, arising out of or resulting from the Pluto Business or the Pluto Assets or the other business, operations, activities or Liabilities referred to in clauses (i) through (vi) above;

(viii)    Workers’ Compensation Claims. All Liabilities with respect to workers’ compensation claims of Pluto Employees and Former Pluto Employees, without regard to whether the applicable Workers’ Compensation Event occurs prior to, on or after the Distribution Date;

(ix)    Other Pluto Liabilities. All Liabilities listed or described on Schedule 2.03(b)(ix);

(x)    Certain Other Retained Matters.

(A)    All Competition Law Liabilities of either Party or any of the members of its Group relating to the matters set forth on Schedule 2.03(b)(x)(A);

(B)    All Competition Law Liabilities of either Party or any of the members of its Group to the extent relating to, arising out of or resulting from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing at or prior to the Distribution Time with respect to the Greenstone business (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time); and

(C)    All Liabilities of either Party or any of the members of its Group to the extent relating to, arising out of or resulting from (i) claims made by or on behalf of holders of any securities (including debt securities) of any member of the Pluto Group in their capacities as such; (ii) any filings by any member of the Pluto Group with the SEC; (iii) the maintenance of Pluto’s books and records, Pluto’s corporate compliance and other corporate-level actions and oversight of Pluto; (iv) indemnification obligations to any current or former director or officer of Pluto in their capacities as such; and (v) any claims for breach of fiduciary duties brought against any current or former directors or officers of Pluto, in their capacities as such.

Section 2.04.    Transfers Not Effected on or Prior to the Distribution Time; Transfers Deemed Effective as of the Distribution Time.

(a)    To the extent that any contribution, assignment, transfer, conveyance, distribution or delivery of Assets (including the capital stock or equity interests of any Transferred Entity) or acceptance and assumptions of Liabilities contemplated by this Article II shall not have been consummated on, at or prior to the Distribution Time because (i) such contribution, assignment, transfer, conveyance, distribution, delivery, acceptance or assumption would violate applicable Law, (ii) a necessary Consent or Governmental Approval had not been received, (iii) a condition precedent to any such contribution, assignment, transfer, conveyance, distribution, delivery, acceptance or assumption had not been satisfied or any relevant fact related thereto had not been realized or (iv) the Parties and Utah agreed to delay such contribution, assignment, transfer, conveyance, distribution, delivery, acceptance or assumption (each, a “Delayed Asset” or a “Delayed Liability,” as applicable), then the Parties shall cooperate to effect such contribution, assignment, transfer, conveyance, distribution, delivery, acceptance or assumption, as the case may be, as promptly following the Distribution Time as shall be practicable or as otherwise agreed between the Parties and Utah in writing. Prior to the Distribution Time, Pluto shall keep Utah reasonably informed and furnish Utah with information relating to the activities that are the subject of this Section 2.04 on a reasonably current basis.

(b)    In the event that any contribution, assignment, transfer, conveyance, distribution or delivery of Assets or acceptance or assumption of Liabilities contemplated by this Agreement has not been consummated at or prior to the Distribution Time, then from and after the Distribution Time (i) the Party (or relevant member in its Group) retaining such Delayed Asset shall thereafter hold (or shall cause such member in its Group to hold) such Delayed Asset for the use and benefit of the Party (or relevant member in its Group) entitled thereto (at the expense of the Person entitled thereto) and (ii) the Party intended to assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party (or the relevant member of its Group) retaining such Delayed Liability for all amounts paid or incurred by such Party in connection with the retention of such Delayed Liability. In addition, the Party retaining such Delayed Asset or Delayed Liability (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably practicable and to the extent permitted by applicable Law, such Delayed Asset or Delayed Liability in the ordinary course of business in accordance with past practice and to take (or refrain from taking) such other actions as may be reasonably requested by the Party to which such Delayed Asset or Delayed Liability is to be contributed, assigned, transferred, conveyed, distributed, delivered, accepted or assumed in order to place such Party, insofar as reasonably practicable, in the same position as if such Delayed Asset or Delayed Liability had been contributed, assigned, transferred, conveyed, distributed, delivered, accepted or assumed on or prior to the Distribution Time as contemplated hereby, so that all the benefits and burdens relating to such Delayed Asset or Delayed Liability, including possession, use, risk of loss (including inventory obsolescence losses, casualty and diversion losses associated with inventory, losses associated with customer returns and losses on customer bad debts), potential for gain, and dominion, control and command over such Delayed Asset or Delayed Liability, are to inure from and after the Distribution Time to the relevant member of the Pluto Group or the Spinco Group, as the case may be, entitled to the receipt of such Delayed Asset or Delayed Liability. The Party retaining such Delayed Asset or Delayed Liability (or relevant member of its Group) (the “Transferor Party”) shall take (or refrain from taking) all actions as may be reasonably requested by the Party (or relevant member of its Group) entitled thereto related to any Delayed Asset or Delayed Liability (the “Transferee Party”), including, without limitation, (A) following commercialization plans to be provided by the Transferee Party detailing strategic direction and specific actions to be taken by the Transferor Party in the commercialization of the applicable products of the Transferee Party; (B) following the Transferee Party’s instructions on negotiation and execution of new contracts or modification of existing contracts with respect to the applicable products of the Transferee Party; (C) following the Transferee Party’s instructions with respect to credit screening of and granting additional credit to customers regarding purchases of the applicable products of the Transferee Party; (D) following the Transferee Party’s instruction with respect to responding to inquiries from regulatory authorities about the applicable products of the Transferee Party, actions to be taken with respect to a recall of the applicable products of the Transferee Party or actions to be taken in response to customer complaints about the applicable products of the Transferee Party; (E) following the Transferee Party’s instructions with respect to prioritization of fulfillment of customer orders with respect to the applicable products of the Transferee Party among customers if there are shortages of product in the market or as needed for other business reasons; (F) following the Transferee Party’s instructions with respect to storage of the applicable products of such business and utilization and management of third party service providers involved in distribution and commercialization of the applicable products of the Transferee Party; and (G) following the Transferee Party’s instructions with respect to any decisions associated with establishing the selling prices for the applicable products of the Transferee Party. In furtherance of the foregoing, the Parties agree that, as of the Distribution Time, each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Delayed Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement or, as applicable, an Ancillary Agreement, all of the Delayed Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to assume pursuant to the terms of this Agreement or, as applicable, such Ancillary Agreement and, to the extent permitted by applicable Law, each Party shall (and shall cause the applicable members of its respective Group to) (x) treat for all Tax purposes Delayed Assets as having been contributed, assigned, transferred, conveyed, distributed or delivered to and owned by the Person entitled to such Delayed Assets not later than the Distribution Time, (y) treat for all Tax purposes the Delayed Liabilities as having been assumed and accepted by the Person intended to be responsible for such Delayed Liabilities not later than the Distribution Time and (z) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(c)    Except as otherwise reflected in the Internal Reorganization Plan, with respect to the capital stock or other equity interest of any Transferred Entity that will not be transferred at the Distribution Time, the Parties agree that, from the Distribution Time until the time such capital stock or other equity interests are conveyed to Spinco or any of its Subsidiaries, Pluto, or the member of the Pluto Group that directly or indirectly owns such capital stock or other equity interests, shall cause the applicable Transferred Entity not to declare or pay any dividends or other distributions, except as required by applicable Law, to Pluto or any other member of the Pluto Group and shall cause such Transferred Entity not to redeem, repurchase or otherwise acquire any of its capital stock or other equity interests. In such case that the applicable Transferred Entity (i) shall so declare or pay any dividend or other distribution, Pluto or the member of the Pluto Group that directly or indirectly owns such Transferred Entity shall promptly pay the amount of such distribution received by Pluto or such member of the Pluto Group to Spinco or the Subsidiary of Spinco designated by Spinco and reasonably acceptable to Pluto or (ii) shall so redeem, repurchase or otherwise acquire any of its capital stock or other equity interest, then Pluto or the member of the Pluto Group that directly or indirectly owns such Transferred Entity shall promptly pay any amount received thereon to Spinco or the Subsidiary of Spinco designated by Spinco and reasonably acceptable to Pluto. Nothing herein shall be deemed to require any action that is prohibited by Law; provided, however, that the Parties shall, and shall cause the respective members of their Groups to, cooperate and use commercially reasonable efforts to take any actions reasonably requested by each Party in respect of any such Transferred Entity.

(d)    If and when the Consents, Governmental Approvals and/or conditions or facts, the violation, conflict, absence, non-satisfaction or existence of which, or the violation of Law that, caused the deferral of the contribution, assignment, transfer, conveyance, distribution or delivery of any Delayed Asset or the acceptance or assumption of any Delayed Liability pursuant to Section 2.04(a), are obtained, satisfied or realized, the transfer, assignment or novation of the applicable Delayed Asset or Delayed Liability shall be effected in accordance with and subject to the terms of this Agreement and/or the applicable Ancillary Agreement as promptly as practicable thereafter.

(e)    Any Party (or relevant member of its Group) retaining a Delayed Asset or Delayed Liability due to the deferral of the transfer or assignment of such Delayed Asset to the other Party (or relevant member of its Group) or the deferral of the assumption of such Delayed Liability by the other Party (or relevant member of its Group), as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by the Party (or relevant member of its Group)

entitled to the Delayed Asset or Delayed Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Party (or relevant member of its Group) entitled to such Delayed Asset or Delayed Liability.

Section 2.05.    Termination of Agreements.

(a)    Except as set forth in Section 2.05(b) or Section 2.05(c), in furtherance of the releases and other provisions of Section 4.01, Spinco and each other applicable member of the Spinco Group, on the one hand, and Pluto and each other applicable member of the Pluto Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings (including all intercompany accounts payable or accounts receivable between a member of the Pluto Group, on the one hand, and a member of the Spinco Group, on the other hand (“Intercompany Accounts”) accrued as of the Distribution Time), whether or not in writing, between or among Spinco and any other member of the Spinco Group, on the one hand, and Pluto and any other member of the Pluto Group, on the other hand, effective as of the Distribution Time. No such terminated agreement, arrangement, commitment, understanding or Intercompany Account (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Time. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b)    The provisions of Section 2.05(a) shall not apply to any of the following agreements, arrangements, commitments, understandings or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement, the Business Combination Agreement, the Local Separation Agreements, the Additional Transfer Documents, and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement, the Business Combination Agreement, any Local Separation Agreement, the Additional Transfer Documents or any Ancillary Agreement to be entered into by any of the Parties or any Person in their respective Groups); (ii) any agreements, arrangements, commitments, understandings (but not any Intercompany Accounts) set forth or described on Schedule 2.05(b)(ii); (iii) any agreements, arrangements, commitments or understandings (including any Shared Contracts) to which any Person other than the Parties and their respective Affiliates is a party; (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of Pluto or Spinco, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); and (v) any other agreements, arrangements, commitments, understandings or Intercompany Accounts that this Agreement, any Local Separation Agreement, the Additional Transfer Documents or any Ancillary Agreement expressly contemplates will survive the Distribution Time. In addition, notwithstanding Section 2.05(a), any Spinco Intercompany Receivables and Spinco Intercompany Payables shall be settled and paid as of the Distribution Time by the member owing such amount (except for any such intercompany payables or receivables arising pursuant to an Ancillary Agreement, which shall instead be settled in accordance with the terms of such Ancillary Agreement).

(c)    The Parties shall use their commercially reasonable efforts to settle in full or terminate prior to the Distribution Time all Intercompany Accounts representing trade payables and receivables between a member of the Pluto Group, on the one hand, and a member of the Spinco Group, on the other hand, incurred prior to the Distribution Time in the ordinary course of business. If any such Intercompany Account is not so settled in full or terminated prior to the Distribution Time, the Parties shall continue to use commercially reasonable efforts to cause such Intercompany Account to be settled in full or terminated as promptly as practicable thereafter and in all events until such Intercompany Account is settled in full or terminated. Pluto shall be responsible for all of the costs and Liabilities of any member of the Spinco Group relating to, arising out of or resulting from any failure to settle in full or terminate any such Intercompany Account prior to the Distribution Time. This Section 2.05(c) shall apply notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement,

Section 2.06.    Documents Relating to Other Transfers of Assets and Assumption of Liabilities.

(a)    In furtherance of the contribution, assignment, transfer, conveyance, distribution or delivery of the Assets and the acceptance or assumption of the Liabilities in accordance with Section 2.01(a) and (b) simultaneously with the execution and delivery hereof or as promptly as practicable thereafter, (i) each Party shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.01(a) and (b), and (ii) each Party shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.01(a) and (b). All of the foregoing documents contemplated by this Section 2.06 shall be Additional Transfer Documents.

(b) At the reasonable request of Utah or Spinco, Pluto shall furnish Utah or Spinco, as applicable, with information relating to any specific Asset to be transferred to, or specific Liability to be assumed by, the Spinco Group in accordance with the terms and conditions of this Agreement. Without the prior written consent of Spinco and Utah (such consent not to be unreasonably withheld, conditioned or delayed), Pluto and Spinco will not enter into any Additional Transfer Document that has not been executed prior to the date of this Agreement if such Additional Transfer Document would be a Non-Conforming Additional Transfer Document.

Section 2.07.    Bank Accounts; Cash Balances.

(a)    Each Party agrees to take, or cause the members of its Group to take, at or prior to the Distribution Time, all actions necessary to amend all Contracts governing each bank and brokerage account owned by Spinco or any other member of the Spinco Group (collectively, the “Spinco Accounts”) so that such Spinco Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Pluto or any other member of the Pluto Group (collectively, the “Pluto Accounts”) are de-linked from the Pluto Accounts.

(b)    It is intended that, following consummation of the actions contemplated by Section 2.07(a), Spinco and Pluto will maintain separate bank accounts and separate cash management processes.

(c)    With respect to any outstanding checks issued by Pluto, Spinco or any of their respective Subsidiaries prior to the Distribution Time, such outstanding checks shall be honored following the Distribution Time by the Person owning the account on which the check is drawn; provided that, in the event the Liability associated with such check was intended to be the Liability of a member of the other Group following the Distribution Time, then the Party whose Group such Liability was intended to be shall promptly reimburse the Person that issued such check for the amount so drawn.

(d)    As between Pluto and Spinco (and the members of their respective Groups), all payments made and reimbursements received by either Party (or a member of its Group) after the Distribution Time that relate to a business, Asset or Liability of the other Party (or a member of its Group) shall be held by such Party in trust for the use and benefit of the Party entitled thereto and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay over, or shall cause the applicable member of its Group to pay over, to the other Party the amount of such payment or reimbursement without right of set-off.

Section 2.08.    Ancillary Agreements; Organizational Documents.

(a)    Each of Pluto and Spinco will execute and deliver, and cause each of their applicable Subsidiaries to execute and deliver, as applicable, all Ancillary Agreements (other than the Specified Purchase Agreement) to which it is a party, and cause to be implemented and become effective the Organizational Documents, in each case (i) on or prior to the Distribution Date and (ii) in compliance with Section 2.08(c).

(b)    Each of Pluto, Spinco and Utah agrees that it will use its reasonable best efforts to cooperate in good faith to finalize the Ancillary Agreements (other than the Specified Purchase Agreement) (in each case, including the schedules and exhibits thereto) by no later than 90 days after the date hereof. The obligations of the Parties to negotiate and execute the Specified Purchase Agreement shall be governed by the terms attached hereto as Exhibit H.

(c)    Unless otherwise agreed by Pluto and Utah, each Ancillary Agreement and Organizational Document shall be entered into and become effective in the applicable form attached hereto as an Exhibit (or, in the case of the IP Matters Agreement, the Specified Purchase Agreement and the Trademark License Agreement, on terms consistent with the terms attached hereto as Exhibits G, H, and I, respectively), subject to the obligation of each of Pluto, Spinco and Utah to use its reasonable best efforts to cooperate in good faith to finalize the schedules and exhibits thereto (or such Ancillary Agreement and the schedules and exhibits thereto).

Section 2.09.    Shared Contracts.

(a)    Except as otherwise agreed by Pluto and Utah or as otherwise provided in this Agreement or any Ancillary Agreement, and except with respect to any Shared Contract that relates to services to be provided under the Transition Services Agreement, the Parties shall use their commercially reasonable efforts to separate the Shared Contracts into separate contracts so that the Spinco Business will remain entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the Spinco Business, and Pluto will retain the rights and benefits, and shall be subject to the Liabilities, with respect or arising from each Shared Contract to the extent related to the Pluto Business; provided that neither Group shall be required to pay any amount to any Third Party (other than as provided for in the underlying Contract), commence or participate in any Action or offer or grant any accommodation (financial or otherwise, including any accommodation or arrangement to remain secondarily liable or contingently liable for any Liability of the other Group) to any Third Party to obtain any such separation). If a counterparty to any Shared Contract that is entitled under the terms of the Shared Contract to consent to the separation of the Shared Contract has not provided such consent or if the separation of a Shared Contract has not been completed as of the Distribution Date for any other reason, then the Parties shall use their commercially reasonable efforts to develop and implement arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to the Spinco Group the benefit and the Liabilities of the portion of any such Shared Contract related to the Spinco Business and to pass along to the Pluto Group the benefit and the Liabilities of the portion of the Shared Contract related to the Pluto Business, as the case may be. If and when any such consent is obtained, the Shared Contract will be separated in accordance with this Section 2.09(a). With respect to each Shared Contract, the obligations set forth in this Section 2.09(a) shall terminate on the first anniversary of the Distribution Date or, if earlier, upon the termination or expiration of each such Shared Contract in accordance with its terms (without any obligation to renew or extend). Spinco shall bear any costs related to separating the Shared Contracts.

(b)    Except to the extent otherwise required by applicable Law, each of Pluto and Spinco shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income Tax purposes, treat the portion of each Shared Contract the rights and benefits of which inure to it or a member of its Group as Assets owned by, and/or Liabilities of, as applicable, it or the members of its Group, as applicable, and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

(c)    Except as otherwise agreed by Pluto and Utah or as otherwise provided in this Agreement or any Ancillary Agreement, (i) with respect to any Permits issued prior to the Distribution Date that are a Pluto Asset, but that, as of immediately prior to the Distribution Date, provided rights or benefits that are reasonably required for the operation of the Spinco Business and (ii) with respect to any Spinco Permits issued prior to the Distribution Date that, as of immediately prior to the Distribution Date, provided rights or benefits that are reasonably required for the operation of the Pluto Business, in each case (i) and (ii), the Parties shall use their commercially reasonable efforts to transfer or modify such existing Permits, or apply for any new Permits, in each case as reasonably required to effectuate the Transactions.

Section 2.10.    Disclaimer of Representations and Warranties.

EACH OF PLUTO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE PLUTO GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN THE BUSINESS COMBINATION AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT, THE BUSINESS COMBINATION AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT, THE BUSINESS COMBINATION AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY, EXPRESS OR IMPLIED, AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OF OR FREEDOM FROM ANY LIENS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS, BUSINESSES OR LIABILITIES OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER OR THEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF, EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING OR HAVE BEEN TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE WITHOUT WARRANTY) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND VALID TITLE OR INTEREST, FREE AND CLEAR OF ANY LIEN, ENCUMBRANCE, CHARGE, ASSESSMENT OR OTHER ADVERSE CLAIM, AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH, AND ALL WARRANTIES OF HABITABILITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, FUNCTION, ENVIRONMENTAL CONDITION, OPERATIONAL CONDITION, NON-INFRINGEMENT, VALIDITY AND ENFORCEABILITY AND ALL OTHER WARRANTIES ARISING UNDER THE UNIFORM COMMERCIAL CODE (OR SIMILAR NON-U.S. LAWS) ARE HEREBY DISCLAIMED.

Section 2.11.    Release of Guarantees.

(a)    On or prior to the Distribution Time or as soon as practicable thereafter, each Party shall each use commercially reasonable efforts to cause a member of the Spinco Group to be substituted in all respects for a member of the Pluto Group, as applicable, and for the members of the Pluto Group, as applicable, to be otherwise removed or released, effective as of the Distribution Time, in respect of all obligations of any member of the Spinco Group under each guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort (each, a “Guarantee”), given or obtained by any member of the Pluto Group for the benefit of any member of the Spinco Group or the Spinco Business, including the removal of any Lien (other than Permitted Liens) on or in any Pluto Asset that may serve as collateral or security for any Spinco Liability. If Pluto and Spinco have been unable to effect any such substitution, removal, release and termination with respect to any such Guarantee as of the Distribution Time then, following the Distribution Time, Spinco shall effect such substitution, removal, release and termination as soon as reasonably practicable after the Distribution Time; provided that from and after the Distribution Time, Spinco shall indemnify against, hold harmless and promptly reimburse the members of the Pluto Group for any costs of maintaining any such Guarantee, any payments made by members of the Pluto Group and for any and all Liabilities of the applicable members of the Pluto Group arising out of, in whole or in part, any performance obligation in accordance with the underlying obligation under or ongoing maintenance of any such Guarantee (except to the extent the performance obligation under any such Guarantee shall have been triggered solely by an act or failure to act of the applicable guarantor (rather than the underlying obligor)).

(b)    On or prior to the Distribution Time or as soon as practicable thereafter, Pluto and Spinco shall each use their commercially reasonable efforts to cause a member of the Pluto Group to be substituted in all respects for a member of the Spinco Group, as applicable, and for the members of the Spinco Group, as applicable, to be otherwise removed or released, effective as of the Distribution Time, in respect of all obligations of any member of the Pluto Group under each Guarantee, given or obtained by any member of the Spinco Group for the benefit of any member of the Pluto Group or the Pluto Business, including the removal of any Lien (other than Permitted Liens) on or in any Spinco Asset that may serve as collateral or security for any Pluto Liability. If Pluto and Spinco have been unable to effect any such substitution, removal, release and termination with respect to any such Guarantee by the Distribution Time then, following the Distribution Time, Pluto shall effect such substitution, removal, release and termination as soon as reasonably practicable after the Distribution Time; provided that from and after the Distribution Time, Pluto shall indemnify against, hold harmless and promptly reimburse the members of the Spinco Group for any costs of maintaining any such Guarantee, any payments made by members of the Spinco Group and for the Liabilities of the applicable members of the Spinco Group arising out of, in whole or in part, any performance obligation in accordance with the underlying obligation under or ongoing maintenance of any such Guarantee (except to the extent the performance obligation under any such Guarantee shall have been triggered solely by an act or failure to act of the applicable guarantor (rather than the underlying obligor)).

(c)    In furtherance and not in limitation of Sections 2.11(a) and (b), to the extent required to obtain a release from a Guarantee of:

(i)    any member of the Pluto Group, Spinco shall execute a guarantee agreement in the form of the existing Guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which agreement shall include the removal of any Lien (other than Permitted Liens) on or in any Pluto Asset that may serve as collateral or security for any such Spinco Liability, except to the extent that such existing Guarantee contains representations, covenants or other terms or provisions either (i) with which Spinco would be reasonably unable to comply or (ii) which Spinco would not reasonably be able to avoid breaching; and

(ii)    any member of the Spinco Group, Pluto shall execute a guarantee agreement in the form of the existing Guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which agreement shall include the removal of any Lien (other than Permitted Liens) on or in any Spinco Asset that may serve as collateral or security for any such Pluto Liability, except to the extent that such existing Guarantee contains representations, covenants or other terms or provisions either (i) with which Pluto would be reasonably unable to comply or (ii)  which Pluto would not reasonably be able to avoid breaching.

Section 2.12.     Novation of Spinco Liabilities.

(a)    Spinco shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as practicable following the Distribution Time, any consent, substitution, approval, release or amendment requested by Pluto required to novate or assign to the applicable member of the Spinco Group all obligations under Contracts and other obligations or Liabilities of any nature whatsoever that constitute Spinco Liabilities (other than any Spinco Liability that constitutes a Shared Contract Liability), or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Spinco Group, so that, in any such case, the members of the Spinco Group will be solely responsible for such Liabilities; provided, however, that neither

Pluto nor Spinco shall be obligated to pay any consideration therefor or surrender, release or modify any rights or remedies to any Third Party from whom such consents, substitutions, approvals, releases or amendments are requested; provided, further, however, in any such case, that any legal fees or other administrative costs associated with obtaining such consents, substitutions, approvals, releases or amendments shall be borne by Spinco.

(b)    If Spinco is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, release or amendment, the applicable member of the Pluto Group shall continue to be bound by such Contracts and other obligations that constitute Spinco Liabilities and, unless not permitted by Law or the terms thereof, Spinco shall, as agent or subcontractor for Pluto or such other member of the Pluto Group, as the case may be, pay, perform and discharge fully all such obligations or other Liabilities of Pluto or such other member of the Pluto Group that constitute Spinco Liabilities, from and after the Distribution Time. Spinco shall indemnify each Pluto Indemnitee, and hold each of them harmless, against any Liabilities (other than any Pluto Liabilities) arising in connection therewith in accordance with Article IV. Pluto shall, and shall cause each member of the Spinco Group to, without further consideration, pay or remit, or cause to be paid or remitted, to Spinco or to another member of the Spinco Group specified by Spinco, promptly all money, rights and other consideration received by it or any member of the Pluto Group in respect of such performance (unless any such consideration is a Pluto Asset). If and when any such consent, substitution, approval, release or amendment shall be obtained or such Contract or other rights or obligations shall otherwise become assignable or able to be novated, Pluto shall thereafter assign, or cause to be assigned, all its rights, obligations and other Liabilities thereunder or any rights or obligations of any member of its Group to Spinco or to another member of the Spinco Group specified by Spinco without payment of further consideration and Spinco, without the payment of any further consideration shall, or shall cause such other member of the Spinco Group to, assume such rights and obligations.

Section 2.13.    Novation of Pluto Liabilities.

(a)    Pluto shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as practicable following the Distribution Time, any consent, substitution, approval, release or amendment requested by Spinco required to novate or assign to the applicable member of the Pluto Group all obligations under Contracts and other obligations or Liabilities of any nature whatsoever that constitute Pluto Liabilities (other than any Pluto Liability that constitutes a Shared Contract Liability), or to obtain in writing the unconditional release of all parties to such arrangements other than any member of the Pluto Group, so that, in any such case, the members of the Pluto Group will be solely responsible for such Liabilities; provided, however, that neither Pluto nor Spinco shall be obligated to pay any consideration therefor or surrender, release or modify any rights or remedies to any Third Party from whom such consents, substitutions, approvals, releases or amendments are requested; provided, further, however, that any legal fees or other administrative costs associated with obtaining such consents, substitutions, approvals, releases or amendments shall be borne by Pluto.

(b)    If Pluto is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, release or amendment, the applicable member of the Spinco Group shall continue to be bound by such Contracts and other obligations that constitute Pluto Liabilities and, unless not permitted by Law or the terms thereof, Pluto shall, as agent or subcontractor for Spinco or such other member of the Spinco Group, as the case may be, pay, perform and discharge fully all such obligations or other Liabilities of Spinco or such other member of the Spinco Group that constitute Pluto Liabilities from and after the Distribution Time. Pluto shall indemnify each Spinco Indemnitee and hold each of them harmless against any Liabilities (other than any Spinco Liability) arising in connection therewith, in accordance with Article IV. Spinco shall, and shall cause each member of the Spinco Group to, without further consideration, pay or remit, or cause to be paid or remitted, to Pluto or to another member of the Pluto Group specified by Pluto promptly all money, rights and other consideration received by it or any member of the Spinco Group in respect of such performance (unless any such consideration is a Spinco Asset). If and when any such consent, substitution, approval, release or amendment shall be obtained or such Contract or other rights or obligations shall otherwise become assignable or able to be novated, Spinco shall thereafter assign, or cause to be assigned, all its rights, obligations and other Liabilities thereunder or any rights or obligations of any member of the Spinco Group to Pluto or to another member of the Pluto Group specified by Pluto without the payment of any further consideration and Pluto, without the payment of any further consideration shall, or shall cause such other member of the Pluto Group to, assume such rights and obligations.

Section 2.14.    Insurance Policies.

(a)    From and after the Distribution Time, the Spinco Group and the Spinco Business shall cease to be insured by Pluto’s Insurance Policies. Pluto shall retain all rights to control its Insurance Policies, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its Insurance Policies notwithstanding whether any such Insurance Policies apply to any Liabilities of any member of the Spinco Group. Spinco shall be responsible for securing all Insurance Policies that it considers appropriate for the Spinco Business and the operation thereof by the Spinco Group. Spinco agrees to arrange for its own Insurance Policies with respect to the Spinco Business and the Spinco Group. Spinco agrees, on behalf of itself and each member of the Spinco Group, from and after the Distribution Time, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Pluto Group, except as permitted under Section 2.14(b).

(b)    For any claim asserted against Spinco or any Spinco Subsidiary after the Distribution Time arising out of an occurrence taking place prior to the Distribution Time (“Post-Closing Claims”), Spinco and each Spinco Subsidiary may access coverage under any occurrence-based third-party Insurance Policies of Pluto or its Subsidiaries (as applicable) in place prior to the Distribution Date under which Spinco or any Spinco Subsidiary is insured (the “Pre-Closing Occurrence-Based Policies”), to the extent such insurance coverage exists and provides coverage, without cost to Pluto and its Subsidiaries, for such Post-Closing Claim. Pluto and its Subsidiaries (as applicable) shall reasonably cooperate with Spinco and the Spinco Subsidiaries in connection with the tendering of such claims; provided, however, that: (i) Spinco or the Spinco Subsidiaries shall promptly notify Pluto of all such Post-Closing Claims; (ii) Spinco shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim and shall reimburse to Pluto and its Subsidiaries all reasonable out-of-pocket costs and expenses incurred in connection with such claims. In the event that a Post-Closing Claim relates to the same occurrence for which Pluto or its Subsidiaries is seeking coverage under Pre-Closing Occurrence-Based Policies, and the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of Spinco or any Spinco Subsidiary (as applicable) and Pluto or its Subsidiaries (as applicable), amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite.

(c)    The Parties agree that (i) neither Pluto nor any of its Subsidiaries shall be responsible for any Liabilities involving or related to Post-Closing Claims that are in excess of insurance coverage therefor under applicable Insurance Policies, and (ii) any amounts paid by an insurer and/or received by any member of the Spinco Group pursuant to this Section 2.14 shall not constitute indemnifiable Liabilities under Article IV, and no member of the Spinco Group shall have any right to indemnification under Article IV with respect to any such amounts.

(d)    In no event will a Party have any Liability whatsoever to any member of the other Party’s Group if any Insurance Policy is terminated or otherwise ceases to be in effect for any reason, is unavailable or inadequate to cover any Liability of any member of either Party’s Group for any reason whatsoever or is not renewed or extended. Furthermore, each Party, on behalf of its Group, releases each member of the other Party’s Group with respect to any Liabilities whatsoever as a result of the Insurance Policies and insurance practices of the other Party’s Group as in effect at any time prior to the Distribution Time, including as a result of (i) the level or scope of any insurance, (ii) the creditworthiness of any insurance carrier, (iii) the terms and conditions of any Insurance Policy or (iv) the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim.

(e)    This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Pluto Group or the Spinco Group in respect of any insurance policy or any other contract or policy of insurance (other than, in the case of the Spinco Group, with respect to Pluto’s Insurance Policies to the extent set forth in this Section 2.14).

(f)    The treatment of workers’ compensation claims asserted against Spinco or any Spinco Subsidiary with respect to Pluto’s Insurance Policies shall be governed by this Section 2.14.

Section 2.15.    Intellectual Property.

Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, except for the Spinco IP Contracts and other Intellectual Property related agreements which relate specifically to the Spinco Business and were executed or entered into by the Spinco Business, including any such agreement that is a Spinco Contract, Pluto will retain all licenses, rights and royalty payments in and to any and all existing Intellectual Property license agreements with Third Parties, including the sole right to amend or modify such agreements.

Section 2.16.    Certain Adjustment.

(a)    Certain Definitions.

(i)    “Closing Working Capital” means, as of immediately prior to the Distribution Time, (A) all Spinco Assets constituting “current” or other assets, in each case, as set forth in the applicable line items to be determined in accordance with Schedule 2.16(a)(i), minus (B) all Spinco Liabilities constituting “current” or other liabilities, in each case, as set forth in the applicable line items to be determined in accordance with Schedule 2.16(a)(i), but, in the case of each of (A) and (B), excluding all items with respect to (i) income Taxes and (ii) cash, cash equivalents, marketable securities and other short-term investments, in each of the foregoing cases, prepared in accordance with Schedule 2.16(a)(i) and otherwise calculated in accordance with the Accounting Principles ((A) minus (B), the “Working Capital”), as such line items shall be finally determined in accordance with Section 2.16(d).

(ii)    “Working Capital Adjustment Amount” means:

(A)     if the Closing Working Capital is greater than 110% of the Closing Working Capital Target, then an amount equal to (1) the Closing Working Capital minus (2) 110% of the Closing Working Capital Target;

(B)     if the Closing Working Capital is less than 85% of the Closing Working Capital Target, then an amount equal to (1) the Closing Working Capital minus (2) 85% of the Closing Working Capital Target; and

(C)     if the Closing Working Capital is (1) equal to 110% of the Closing Working Capital Target, (2) less than 110% of the Closing Working Capital Target but greater than 85% of the Closing Working Capital Target or (3) equal to 85% of the Closing Working Capital Target, then an amount equal to $0.

(b)    Closing Statement.

(i)    Promptly following the Distribution Time, but in no event later than 90 days after the Distribution Time, Pluto shall prepare and deliver to Spinco a written statement for its review, prepared in accordance with the Accounting Principles (the “Closing Statement”), setting forth Pluto’s good-faith calculations of the Working Capital Adjustment Amount and the Spinco Cash Balance, together with reasonable supporting detail.

(ii)    Each Party shall make available to the other Party and, if applicable, to the Unaffiliated Accounting Firm, all books, records, documents, personnel and work papers (subject to, in the case of independent accountant work papers, the other Party or the Unaffiliated Accounting Firm, as applicable, entering into a customary release agreement with respect thereto) in the possession of such Party and reasonably requested by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 2.16.

(iii)    Spinco agrees that, following the Closing through the date that the Final Working Capital Adjustment Amount and the Final Spinco Cash Balance are determined in accordance with this Section 2.16, Spinco will not (and will cause its Affiliates not to) take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Final Working Capital Adjustment Amount or the Final Spinco Cash Balance.

(c)    Disputes.

(i)    In the event that Spinco disputes the accuracy of the Working Capital Adjustment Amount or the Spinco Cash Balance as set forth in the Closing Statement, Spinco shall deliver to Pluto a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that Spinco reasonably believes is the accurate amount for each disputed item (such statement, the “Notice of Objection”) within 60 days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for Spinco’s objections.

(ii)    If Spinco timely delivers a Notice of Objection in accordance with Section 2.16(b)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties. If Spinco does not deliver a Notice of Objection before the conclusion of the 60-day period referred to in Section 2.16(c)(i), the Closing Statement shall be final, conclusive and binding upon the Parties, and Spinco shall be deemed to have agreed with all items and amounts contained in the Closing Statement. Pluto and Spinco shall endeavor in good faith to resolve any Disputed Items within 30 days after Pluto’s receipt of the Notice of Objection (the “Resolution Period”).

(iii)    If Pluto and Spinco are unable to resolve any Disputed Item during the Resolution Period, Pluto and Spinco jointly shall, as soon as practicable and in any event within 25 days after the expiration of the Resolution Period, engage an internationally recognized independent accounting firm, which firm shall not be the regular independent accounting firm for Pluto or Utah (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items (in a manner consistent with this Section 2.16). Promptly after joint engagement of the Unaffiliated Accounting Firm, Pluto and Spinco shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Closing Statement and the Notice of Objection. Each of Pluto and Spinco shall deliver to the Unaffiliated Accounting Firm and to the other Party simultaneously a written submission of its final position with respect to each of the Disputed Items (which position may not be outside of the range between the respective amounts set forth in the Closing Statement and the Notice of Objection) within 15 days of the engagement of such Unaffiliated Accounting Firm. Each of Pluto and Spinco shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within 10 days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and to each other. Neither Party may make (nor permit any of its Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication. The Unaffiliated Accounting Firm shall have 30 days following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 2.16 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of the Working Capital Adjustment Amount and/or the Spinco Cash Balance that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with Schedule 2.16(a)(i) and otherwise in accordance with the Accounting Principles. In resolving each Disputed Item, the Unaffiliated Accounting Firm shall choose either the value assigned by Pluto to such item or the value assigned by Spinco to such item, based on the Unaffiliated Accounting Firm’s assessment of which value is most consistent with Schedule 2.16(a)(i) and the Accounting Principles, and may not assign a value for any item other than a value proposed by Pluto or Spinco in its respective final submission to the Unaffiliated Accounting Firm. The determination of the Unaffiliated Accounting Firm in respect of the correctness of each Disputed Item shall, absent manifest error, be final, conclusive and binding on Pluto and Spinco and not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction.

(iv)    The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with this Agreement shall be allocated between the Parties based upon the ratio which the aggregate amount of the Disputed Items awarded to Spinco bears to the aggregate amount of the Disputed Items contested by Spinco. Except as provided in the immediately preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Unaffiliated Accounting Firm shall be borne by the Party incurring such cost or expense.

(d)    Final Adjustment. The Working Capital Adjustment Amount, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Working Capital Adjustment Amount”. The Spinco Cash Balance, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Spinco Cash Balance”.

(e)    Not later than five Business Days after the determination of the Final Working Capital Adjustment Amount:

(i)    if the Final Working Capital Adjustment Amount is a positive number, then Spinco shall pay to Pluto an amount of cash equal to the Final Working Capital Adjustment Amount;

(ii)    if the Final Working Capital Adjustment Amount is a negative number, then Pluto shall pay to Spinco an amount of cash equal to the absolute value of the Final Working Capital Adjustment Amount; and

(iii)    if the Final Working Capital Adjustment Amount is $0, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.

(f)    Not later than five Business Days after the determination of the Final Spinco Cash Balance, Spinco shall pay to Pluto an amount of cash equal to the Final Spinco Cash Balance. Notwithstanding the foregoing, if the Final Spinco Cash Balance is larger than the Spinco Cash Target, then Spinco shall pay to Pluto an amount of cash equal to the Spinco Cash Target (rather than the Final Spinco Cash Balance) pursuant to the preceding sentence and Spinco and Pluto shall cooperate for twenty-four (24) months following the Distribution Time to allow Pluto to recover an amount of cash, cash equivalents, marketable securities and other short-term investments equal to the amount by which the Final Spinco Cash Balance exceeds the Spinco Cash Target in a Tax efficient manner; provided that Pluto shall be responsible for any costs, Liabilities or obligations to Third Parties (including Taxes) incurred by any member of the Spinco Group in connection with the recovery referred to in this sentence.

Section 2.17.    Payment of Financing Obligations.

From and after the Closing Date, Spinco shall pay Pluto an amount of cash equal to 100% of the Financing Obligations (such payment to be made promptly and in any event within ten (10) Business Days of delivery by

Pluto of a written request therefor accompanied by reasonable supporting documentation evidencing such Financing Obligations).

Section 2.18.    Treatment of Payments.

Any payment pursuant to Section 2.16(e), 2.16(f) or 2.17 shall be treated as an adjustment to the payment by Spinco to Pluto of the Spinco Cash Distribution pursuant to Section 2.01(a)(ii) for all U.S. federal (and applicable state, local and foreign) income Tax purposes and shall be made in immediately available funds in U.S. dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment. The last two sentences of Section 2.01(a)(ii) shall apply to any such payments received by Pluto from Spinco mutatis mutandis.

ARTICLE III

THE DISTRIBUTION

Section 3.01.    Actions at or Prior to the Distribution Time.

Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a)    Securities Laws Matters.

(i)    Spinco shall cooperate with Pluto to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Pluto shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution, and Spinco shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Pluto in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements.

(ii)    Spinco or Pluto, as applicable, shall file the Spinco Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Spinco Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. Pluto and Spinco shall prepare and mail or otherwise make available, prior to any Distribution Date, to the holders of Pluto Common Stock, such information concerning Spinco, Utah, their respective businesses, operations and management, the Distribution and such other matters as Pluto shall reasonably determine and as may be required by Law. Pluto and Spinco will prepare, and Spinco will, to the extent required by applicable Law, file with the SEC, any such documentation and any requisite no-action letters which Pluto determines are necessary or desirable to effectuate the Distribution, and Pluto and Spinco shall use their respective commercially reasonable efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Pluto and Spinco shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

(b)    Spinco Financing Arrangements. Before the Distribution Date, subject to the terms and conditions of Section 8.8 of the Business Combination Agreement, Spinco shall enter into a definitive agreement or agreements providing for Indebtedness for borrowed money in an aggregate principal amount sufficient to fund the payment by Spinco to Pluto of the Spinco Cash Distribution pursuant to Section 2.01(a)(ii), which Indebtedness for borrowed money shall consist of borrowings on the terms and conditions contemplated by Financing or Permanent Financing (each as defined in the Business Combination Agreement) (collectively, the “Spinco Financing Arrangements”).

(c)    Cash Reduction. Without limiting the requirements of Section 2.05, prior to the Distribution Time, Pluto may, and may cause the members of the Pluto Group and the Spinco Group to, take such actions as Pluto deems advisable to minimize or reduce the amount of cash and cash equivalents in excess of the Spinco Cash Target remaining in any accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time; provided that Pluto shall not, and shall not permit any member of the Pluto Group or the Spinco Group to, (i) remove cash in a manner that would shift Taxes of Spinco from the period prior to the Distribution Time to after the Distribution Time, (ii) remove cash through an agreement or a commitment to a Tax authority that would impose obligations on Spinco to Third Parties after the Distribution Time or (iii) remove cash that would result in a violation of the minimum capital required by Law to be held by a Spinco Subsidiary.

(d)    Issuance of Spinco Common Stock. Prior to the Distribution, as partial consideration of the transfer of the Spinco Assets contemplated by the Contribution, Spinco shall issue to Pluto additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock then outstanding and held by members of the Pluto Group shall be equal to the Spinco Pre-Combination Outstanding Shares.

(e)    Distribution Agent. Pluto shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

Section 3.02.    Conditions Precedent to the Distribution.

(a)    Pluto shall not be obligated to effect the Distribution unless each of the conditions set forth in Article IX of the Business Combination Agreement, other than Section 9.1(c) (the Distribution) of the Business Combination Agreement, shall have been satisfied or waived in accordance with the terms of the Business Combination Agreement.

(b)    Without the prior written consent of Utah (not to be unreasonably withheld, conditioned or delayed), the Distribution shall not occur unless the Parties shall have complied with all obligations set forth in Section 2.08(a), and the actions expressly contemplated by Section 2.08(a) shall have occurred on or prior to the Distribution Date.

Section 3.03.    The Distribution.

(a)    Pluto may elect, in its sole discretion, to effect the Distribution in the form of (i) a One-Step Spin-Off; or (ii) an Exchange Offer (including any Clean-Up Spin-Off); provided that (A) the Exchange Offer (including any Clean-Up Spin-Off) preserves the economic value of the Combination to Utah and (B) the Exchange Offer (including any Clean-Up Spin-Off) would be completed in a manner so that the Distribution and the Combination would occur as promptly as reasonably practicable (assuming the conditions to the Business Combination Agreement (other than the conditions set forth in Section 9.1(b) or Section 9.1(c) thereof) would be satisfied or waived at or prior to the time of completion of the Distribution and Contribution) and in any event prior to the Outside Date. Pluto shall provide written notice to Utah of the proposed form of the Distribution no later than 30 days prior to the anticipated Distribution Date.

(b)    If Pluto elects to effect the Distribution in the form of a One-Step Spin-Off, then the Board of Directors of Pluto, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date to allow the Distribution to occur as promptly as reasonably practicable (assuming the conditions to the Business Combination Agreement (other than the conditions set forth in Section 9.1(b) or Section 9.1(c) thereof) would be satisfied or waived at or prior to the time of completion of the Distribution and Contribution) and in any event prior to the Outside Date, and Pluto shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of Spinco Common Stock held by Pluto on the Distribution Date shall be distributed to the holders of record of Pluto Common Stock in the manner determined by Pluto and in accordance with Section 3.03(f). To the extent the

Distribution is effected as a One-Step Spin-Off, subject to the terms thereof, in accordance with Section 3.03(f), each holder of Pluto Common Stock on the Record Date shall be entitled to receive for each share of Pluto Common Stock held by such holder on the Record Date a number of shares of Spinco Common Stock equal to (i) the total number of shares of Spinco Common Stock held by Pluto on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Pluto Common Stock held by such holder on the Record Date and the denominator of which is the total number of shares of Pluto Common Stock outstanding on the Record Date.

(c)    If Pluto elects to effect the Distribution as an Exchange Offer, Pluto shall determine the terms of such Exchange Offer, including the number of shares of Spinco Common Stock that will be offered for each validly tendered share of Pluto Common Stock of Pluto, the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with all securities Law requirements applicable to such Exchange Offer; provided that Pluto shall commence and complete the Exchange Offer (including any Clean-Up Spin-Off) as promptly as reasonably practicable (assuming the conditions to the Business Combination Agreement (other than the conditions set forth in Section 9.1(b) or Section 9.1(c) thereof) would be satisfied or waived at or prior to the time of completion of the Distribution and Contribution) and in any event prior to the Outside Date. In the event that, in the Exchange Offer, not all of the shares of Spinco Common Stock offered in the Exchange Offer are subscribed for, then all shares of Spinco Common Stock held by Pluto that are not exchanged pursuant to the Exchange Offer will be distributed as a dividend to Pluto stockholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), so that Pluto will be treated for U.S. federal income Tax purposes as having distributed all of the shares of Spinco Common Stock to the Pluto stockholders. The terms and conditions of any Clean-Up Spin-Off will be as determined by Pluto, subject to the provisions of Section 3.03(b), mutatis mutandis.

(d)    None of the Parties, nor any of their Affiliates hereto, shall be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)    Pluto, Spinco, or the Distribution Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(f)    Upon the consummation of the One-Step Spin-Off or the Exchange Offer, Pluto shall deliver to the Distribution Agent, a global certificate representing the Spinco Common Stock being distributed in the One-Step Spin-Off or exchanged in the Exchange Offer, as the case may be, for the account of the Pluto stockholders that are entitled thereto. Upon a Clean-Up Spin-Off, if any, Pluto shall deliver to the Distribution Agent an additional global certificate representing the Spinco Common Stock being distributed in the Clean-Up Spin-Off for the account of the Pluto stockholders that are entitled thereto. The Distribution shall be deemed to be effective upon written authorization from Pluto to the Distribution Agent to proceed.

Section 3.04.    Authorization of Spinco Common Stock to Accomplish the Distribution.

Prior to the Distribution, Pluto and Spinco shall take all necessary action required to increase the number of authorized shares of Spinco Common Stock so that the Spinco Common Stock then issued and outstanding shall equal to the number of shares of Spinco Common Stock necessary to effect the Distribution.

Section 3.05.    Public Announcements.

From and after the Distribution Time, Pluto and Spinco shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement that relates to the transactions contemplated by this Agreement or any Ancillary Agreement, and shall not issue any such press release or make any such public statement (to the extent not previously issued or made in accordance with this Agreement) prior to such consultation, except as may be required by applicable Law or where such press release or public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement.

Section 3.06.    Release of Liens.

Pluto shall, at its sole cost and expense, use reasonable best efforts to cause any Lien on any Spinco Asset that may serve as collateral or security for any Indebtedness of any member of the Pluto Group to be unconditionally released and discharged (any such unconditional release and discharge, a “Discharge”) prior to the Distribution Time. If any such Lien is not so Discharged prior to the Distribution Time, Pluto shall continue, at it sole cost and expense, to use reasonable best efforts to cause such Lien to be Discharged as promptly as possible thereafter and in all events until such Lien is Discharged. Utah shall be a third party beneficiary of the covenant set forth in this Section 3.06.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

Section 4.01.    Release of Pre-Distribution Claims.

(a)    Spinco Release of Pluto. Except as provided in Section 4.01(c), Section 4.03, any Ancillary Agreement or the Business Combination Agreement, effective as of the Distribution Time, Spinco does hereby, for itself and for each other member of the Spinco Group as of the Distribution Time and their respective successors and assigns and, to the extent permitted by Law, all Persons who at any time on or prior to the Distribution Time have been stockholders, directors, officers, managers, members, employees or agents of any member of the Spinco Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) Pluto and each member of the Pluto Group as of the Distribution Time, their respective successors and assigns, (ii) all Persons who at any time on or prior to the Distribution Time have been stockholders, directors, officers, managers, members, employees or agents of any member of the Pluto Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Time are or have been stockholders, directors, officers, managers, members, employees or agents of a Transferred Entity and who are not, as of immediately following the Distribution Time, stockholders, directors, officers, managers, members, employees or agents of Spinco or a member of the Spinco Group, and their respective heirs, executors, administrators, successors and assigns, in each case from: (A) all Spinco Liabilities and (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Transactions, the Combination and the other transactions contemplated hereunder or under any Ancillary Agreement or the Business Combination Agreement or pursuant to the Internal Reorganization Plan.

(b)    Pluto Release of Spinco. Except as provided in Section 4.01(c), Section 4.02, any Ancillary Agreement or the Business Combination Agreement, effective as of the Distribution Time, Pluto does hereby, for itself and for each member of the Pluto Group as of the Distribution Time and their respective successors and assigns and, to the extent permitted by Law, all Persons who at any time on or prior to the Distribution Time, have been stockholders, directors, officers, managers, members, employees or agents of any member of the Pluto Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) the Spinco Indemnitees, and (ii) all Persons who at any time on or prior to the Distribution Time have been stockholders, directors, officers, managers, members, employees or agents of any member of the Spinco Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators successors and assigns, in each case from (A) all Pluto Liabilities and (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Transactions, the Combination and the other transactions contemplated hereunder or under any Ancillary Agreement or the Business Combination Agreement or pursuant to the Internal Reorganization Plan.

(c)    Obligations Not Affected. Nothing contained in Section 4.01(a) or (b) shall (x) impair any right of any Person to enforce this Agreement, any Additional Transfer Document, any Ancillary Agreement, the Business Combination Agreement or any Contracts that are specified in Section 2.05(b) or the applicable schedules thereto as not to terminate as of the Distribution Time, in each case in accordance with its terms or (y) release any Person from:

(i)    any Liability provided in or resulting from any Contract among any Persons in the Pluto Group or the Spinco Group that is specified in Section 2.05(b) or the applicable schedules thereto as not to terminate as of the Distribution Time, or any other Liability specified in such Section 2.05(b) as not to terminate as of the Distribution Time;

(ii)    any Liability assumed or retained by, or transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any Person in any Group under, this Agreement, any Additional Transfer Document, any Ancillary Agreement or the Business Combination Agreement, including (A) with respect to Spinco, any Spinco Liability and (B) with respect to Pluto, any Pluto Liability;

(iii)    any Liability provided in or resulting from any Contract or understanding that is entered into after the Distribution Time between a member of the Pluto Group, on the one hand, and a member of the Spinco Group, on the other hand;

(iv)    any Liability that the Parties may have with respect to any claim for indemnification, recovery or contribution brought pursuant to this Agreement or any Ancillary Agreement, which Liability shall be governed by the provisions of this Article IV or, if applicable, the appropriate provisions of the Ancillary Agreements; or

(v)    any Liability the release of which would result in the release of any Person other than a Person expressly contemplated to be released pursuant to this Section 4.01.

In addition, nothing contained in Section 4.01(a) shall release Pluto from indemnifying any director, officer, manager, member, employee or agent of Spinco who was a director, officer, manager, member, employee or agent of Pluto or any of its Affiliates on or prior to the Distribution Time, to the extent such director, officer, manager, member, employee or agent incurs any Loss to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Distribution Time, it being understood that if the underlying Action giving rise to such obligation is a Spinco Liability, Spinco shall indemnify Pluto for such obligation (including Pluto’s costs to indemnify the director, officer, manager, member, employee or agent) in accordance with the provisions set forth in this Article IV.

(d)    No Claims. Spinco shall not, and shall not permit any member of the Spinco Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification, against Pluto or any member of the Pluto Group, or any other Person released pursuant to Section 4.01(a), with respect to any Liabilities released pursuant to Section 4.01(a). Pluto shall not, and shall not permit any member of the Pluto Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification against Spinco or any member of the Spinco Group, or any other Person released pursuant to Section 4.01(b), with respect to any Liabilities released pursuant to Section 4.01(b). If any Person associated with either Pluto or Spinco (including any member of their respective Groups and any of their respective directors, officers, managers, members, employees or agents) initiates an Action with respect to claims released by this Section 4.01, the Party with which such Person is associated shall indemnify the other Party against such Action in accordance with the provisions set forth in this Article IV.

(e)    Execution of Further Releases. At any time at or after the Distribution Time, at the request of either Party, the other Party shall cause each other member of its respective Group (and, to the extent practicable, each other Person on whose behalf a release and discharge is granted in Section  4.01(a) or (b)) to execute and deliver releases reflecting the provisions hereof.

Section  4.02.    Indemnification by Spinco.

Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, Spinco shall, and shall cause the other members of the Spinco Group to, indemnify, defend and hold harmless Pluto, each other member of the Pluto Group and each of their Affiliates and each member of the Pluto Group’s and their respective Affiliates’ directors, officers, managers, members, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Pluto Indemnitees”), from and against any and all Losses of the Pluto Indemnitees relating to, arising out of or resulting from any of the following items (without duplication and including any such Losses arising by way of setoff, counterclaim or defense or enforcement of any Lien):

(a)    any Spinco Liability;

(b)    any failure of Spinco, any other member of the Spinco Group or any other Person to pay, perform or otherwise promptly discharge any Spinco Liability in accordance with its terms, whether prior to, on or after the Distribution Time;

(c)    except to the extent it relates to a Pluto Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Spinco Group by any member of the Pluto Group that survives following the Distribution Time;

(d)    any breach by Spinco or any member of the Spinco Group of this Agreement, any Additional Transfer Document or any Ancillary Agreement (other than any Ancillary Agreement which expressly provides for separate indemnification therein, in which case, any such indemnification claims shall be made thereunder);

(e)    Liabilities arising out of claims made by either Party’s securityholders or lenders to the extent relating to the Financing or the Permanent Financing, including the use of any information in connection therewith (other than information provided by or on behalf of Pluto or any of its Subsidiaries in writing prior to the Closing Date, including the information described in Section 6.23 of the Business Combination Agreement); and

(f)    Liabilities arising out of claims made by either Party’s securityholders or lenders to the extent relating to any breach by the Utah Parties or inaccuracy as of Closing of the representations and warranties set forth in Section 7.23 of the Business Combination Agreement.

Notwithstanding anything to the contrary herein, in no event will any Pluto Indemnitee have the right to seek indemnification from any member of the Spinco Group with respect to any claim or demand against any member of the Pluto Group for the satisfaction of the Pluto Liabilities.

Section 4.03.    Indemnification by Pluto.

Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, Pluto shall, and shall cause the other members of the Pluto Group to, indemnify, defend and hold harmless Spinco, each other member of the Spinco Group and each of their Affiliates and each member of the Spinco Group’s and their respective Affiliates’ directors, officers, managers, members, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Spinco Indemnitees”), from and against any and all Losses of the Spinco Indemnitees relating to, arising out of or resulting from any of the following items (without duplication and including any Losses arising by way of setoff, counterclaim, defense or enforcement of any Lien):

(a)    any Pluto Liability;

(b)    any failure of Pluto, any other member of the Pluto Group or any other Person to pay, perform or otherwise promptly discharge any Pluto Liability in accordance with its terms, whether prior to, on or after the Distribution Time;

(c)    except to the extent it relates to a Spinco Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Pluto Group by any member of the Spinco Group that survives following the Distribution Time;

(d)    any breach by Pluto or any member of the Pluto Group of this Agreement, any Additional Transfer Document or any Ancillary Agreement (other than any Ancillary Agreement which expressly provides for separate indemnification therein, in which case, any such indemnification claims shall be made thereunder);

(e)    Liabilities arising out of claims made by either Party’s securityholders or lenders to the extent relating to the use of any information provided by or on behalf of Pluto or any of its Subsidiaries in writing prior to the Closing Date in connection with the Financing or the Permanent Financing, including the information described in Section 6.23 of the Business Combination Agreement; and

(f)    Liabilities arising out of claims made by either Party’s securityholders or lenders to the extent relating to any breach by Pluto or inaccuracy as of Closing of the representations and warranties set forth in Section 6.23 of the Business Combination Agreement.

Notwithstanding anything to the contrary herein, in no event will any Spinco Indemnitee have the right to seek indemnification from any member of the Pluto Group with respect to any claim or demand against any member of the Spinco Group for the satisfaction of the Spinco Liabilities.

Section 4.04.    Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)    The Parties intend that any Loss subject to indemnification or reimbursement pursuant to this Article IV will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of such Indemnitee in respect of the related Loss. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Loss and subsequently receives Insurance Proceeds or any other amounts in respect of the related Loss, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b)    An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provisions contained in this Agreement or any Ancillary Agreement, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a “wind-fall” (i.e., a benefit that such insurer or other Third Party would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Action to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Ancillary Agreement.

(c)    If an indemnification claim is covered by the indemnification provisions of an Ancillary Agreement, the claim shall be made under the Ancillary Agreement to the extent applicable and the provisions thereof shall govern such claim. In no event shall any Party be entitled to double recovery for the same Loss from the indemnification provisions of this Agreement and any Ancillary Agreement (including by being taken into account in the determination of the Closing Working Capital).

Section 4.05.    Procedures for Indemnification of Third-Party Claims.

(a)    Notice of Claims. If, at or following the date of this Agreement, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Pluto Group or the Spinco Group of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.02 or Section 4.03, or any other Section of this Agreement or any Ancillary Agreement (collectively, a “Third-Party Claim”), such Indemnitee shall give such Indemnifying Party written notice thereof as promptly as practicable, but in any event within thirty (30) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of any Indemnitee to provide notice as provided in this Section 4.05(a) shall not relieve an Indemnifying Party of its obligations under this Article IV, except to the extent, and only to the extent, that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 4.05(a).

(b)    Control of Defense. An Indemnifying Party may elect (but shall not be required) to defend (and seek to settle or compromise), at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel (which counsel shall be reasonably satisfactory to the Indemnitee), any Third-Party Claim; provided that the Indemnifying Party shall not be entitled to defend such Third-Party Claim and shall pay the reasonable fees and expenses of one separate counsel for all Indemnitees if the claim for indemnification relates to or arises in connection with any criminal action, indictment or allegation or if such Third-Party Claim seeks an injunction or equitable relief against the Indemnitee (and not any Indemnifying Party or any of its Affiliates). Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 4.05(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions to its defense. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee; provided, however, in the event that the Indemnifying Party has elected to assume the defense of the Third-Party Claim but has specified, and continues to assert, any reservations or exceptions in such notice, then, in such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party; and provided further that the Indemnifying Party will pay the reasonable fees and expenses of such separate counsel if, based on the reasonable opinion of legal counsel to the Indemnitee, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnitee which makes representation of both parties inappropriate under applicable standards of professional conduct.

(c)    No Assumption of Defense. If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 4.05(b), then the applicable Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party to the extent indemnification is available under the terms of this Agreement. If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 4.05(b), then, it shall not be a defense to any obligation of the Indemnifying Party to pay any amount in respect of such Third-Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted, that such Indemnifying Party does not approve of the quality or manner of the defense thereof or, subject to Section 4.05(d), that such Third-Party Claim was incurred by reason of a settlement rather than by a judgment or other determination of liability.

(d)    No Settlement. Neither Party may settle or compromise any Third-Party Claim for which either Party is seeking to be indemnified hereunder without the prior written consent of the other Party, which consent may not be unreasonably withheld, conditioned or delayed, unless such settlement or compromise is solely for monetary damages that are fully payable by the settling or compromising party, does not involve any admission, finding or determination of wrongdoing or violation of Law by the other Party and provides for a full, unconditional and irrevocable release of the other Party from all Liability in connection with the Third-Party Claim.

Section 4.06.    Additional Matters.

(a)    Notice of Direct Claims. Any claim on account of a Loss which does not result from a Third-Party Claim shall be asserted by prompt written notice given by the Indemnitee to the applicable Indemnifying Party; provided that the failure by an Indemnitee to so assert any such claim shall not prejudice the ability of the Indemnitee to do so at a later time, except to the extent (if any) that the Indemnifying Party is actually prejudiced thereby. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If the Indemnifying Party objects to the applicable claim, in whole or in part, or if such Indemnifying Party does not respond within such thirty (30)-day period, then such Indemnitee shall be free to pursue such remedies as may be available to such Indemnitee as contemplated by this Agreement, without prejudice to its continuing rights to pursue indemnification hereunder.

(b)    Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities.

(c)    Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement; (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party; and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d)    Subrogation. If payment is made by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e)    Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant or otherwise add the Indemnifying Party as party thereto, if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Article IV, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement with respect to such Third-Party Claim.

(f)    Tax Matters Agreement Coordination. The provisions of Section 4.02 through Section 4.10 shall not apply to Taxes. It is understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement or the Employee Matters Agreement, as applicable. In the case of any conflict or inconsistency between this Agreement and the Tax Matters Agreement or the Employee Matters Agreement, as applicable, in relation to any matters addressed by the Tax Matters Agreement or the Employee Matters Agreement, as applicable, the Tax Matters Agreement or the Employee Matters Agreement, as applicable, shall prevail.

(g)    Mitigation. The common law principles of the State of Delaware with respect to the mitigation of damages shall apply to this Agreement and each Ancillary Agreement.

Section 4.07.     Right of Contribution.

(a)    Contribution. If any right of indemnification contained in Section 4.02 or Section 4.03 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

(b)    Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.07: (i) any fault associated with the Spinco Liabilities shall be deemed to be the fault of Spinco and the other members of the Spinco Group, and no such fault shall be deemed to be the fault of any Pluto Indemnitee; and (ii) any fault associated with the Pluto Liabilities shall be deemed to be the fault of Pluto and the other members of the Pluto Group, and no such fault shall be deemed to be the fault of any Spinco Indemnitee.

Section 4.08.    Covenant Not to Sue.

Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any Spinco Liabilities by Spinco or a member of the Spinco Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the assumption or retention of any Pluto Liabilities by Pluto or a member of the Pluto Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

Section 4.09.    Exclusivity.

From and after the Distribution Time, recovery pursuant to this Article IV shall constitute the Parties’ sole and exclusive remedy for any and all Losses relating to or arising from this Agreement and the transactions contemplated hereby, and each Party hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, remedies, claims and causes of action (including rights of contributions, if any), whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any federal, state, local or foreign Law that any Party may have against the other Party in respect of any breach of this Agreement; provided, however, that the foregoing shall not deny (a) any Party equitable remedies (including injunctive relief or specific performance) when any such remedy is otherwise available under this Agreement or applicable Law or (b) any Party or its Affiliates any remedies under the Business Combination Agreement or any Ancillary Agreement, and the foregoing shall not interfere with or impede the resolution of disputes pursuant to Section  2.16.

Section 4.10.    Survival of Indemnities.

The indemnity and contribution provisions contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder. The rights and obligations of each of Pluto and Spinco and their respective Indemnitees under this Article IV shall survive the merger or consolidation of any Party, the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities, or the change of form or change of control of any Party. Notwithstanding anything to the contrary herein, no claim for indemnification under Section 4.02(f) or 4.03(f) may be made following the termination of the applicable survival period set forth in Section 11.1 of the Business Combination Agreement; provided that, in the event notice of any claim for indemnification under Section 4.02(f) or 4.03(f) shall have been given within the applicable survival period set forth in Section 11.1 of the Business Combination Agreement, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

Section 4.11.    Special Damages.

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY OR ANY OF ITS GROUP MEMBERS BE LIABLE FOR ANY SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, LOST PROFITS SUFFERED OR SIMILAR ITEMS (INCLUDING LOSS OF REVENUE, INCOME OR PROFITS, DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY), OR DAMAGES CALCULATED ON MULTIPLES OF EARNINGS OR OTHER METRIC APPROACHES, BY AN INDEMNITEE, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, IN CONNECTION WITH ANY DAMAGES ARISING HEREUNDER OR THEREUNDER; PROVIDED, HOWEVER, THAT TO THE EXTENT AN INDEMNITEE IS REQUIRED TO PAY ANY SPECIAL, INCIDENTAL, OR PUNITIVE DAMAGES, LOST PROFITS OR SIMILAR ITEMS, OR DAMAGES CALCULATED ON MULTIPLES OF EARNING OR OTHER METRIC APPROACHES TO A PERSON WHO IS NOT A MEMBER OF EITHER GROUP IN CONNECTION WITH A THIRD-PARTY CLAIM, SUCH DAMAGES WILL CONSTITUTE DIRECT DAMAGES AND NOT BE SUBJECT TO THE LIMITATION SET FORTH IN THIS SECTION 4.11.

ARTICLE V

CERTAIN BUSINESS MATTERS

Section 5.01.    No Use of Certain Names: Transitional Licenses; Right of First Negotiation.

(a)    Retained Names. Following the Distribution Time, except as set forth in any Ancillary Agreement, the Spinco Group shall, as soon as practicable, but in no event later than ninety (90) days following the Distribution

Time, (i) cease to use any Retained Names and hold themselves out as having any affiliation with the Pluto Group, and (ii) strike over, or otherwise obliterate all Retained Names from the Spinco Assets and all Assets and other materials owned by the Spinco Group, including any sales and product literature, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, Software and other materials and systems; provided that, for a period of three (3) years following the Distribution Time, the Spinco Group shall receive a non-exclusive, non-assignable, royalty-free license to use such Retained Names (A) with respect to any inventory of products in the Spinco Group’s possession as of the Distribution Time until such inventory is depleted and (B) with respect to any products for which such Retained Names are required to be used under a Regulatory Approval, until the use of such Retained Names is no longer required under a Regulatory Approval and Spinco shall coordinate with Pluto and take such steps reasonably necessary to obtain or change the applicable Regulatory Approval to ensure that the use of such Retained Names is no longer required; provided, further, that, with respect to the foregoing (B), if the Spinco Group has been diligent in its efforts to transition from one or more Retained Names to different Trademarks, but due to circumstances outside the Spinco Group’s reasonable control, the Spinco Group will not be able to so transition by expiration of the three (3)-year period, the Spinco Group may extend such period with respect to such Retained Names for up to two (2) additional periods of twelve (12) months each so long as the Spinco Group remains diligent with respect to such transition during such extension and upon Pluto’s request, provides written notice of the need for any such extension. Any use by the Spinco Group of any of the Retained Names as permitted in this Section 5.01(a) is subject to their use of the Retained Names in the same form and manner, and with standards of quality, of that in effect for the Retained Names as of the Distribution Time. The Spinco Group shall not use the Retained Names in a manner that may reflect negatively on such name and marks or on Pluto or any of its Affiliates. If Pluto determines, in its reasonable judgment, that any of the Spinco Group has failed to comply with the foregoing terms and conditions or otherwise fails to comply with any reasonable direction of Pluto or any of its Affiliates in relation to the use of the Retained Names, it shall promptly provide written notice to Spinco, and the applicable members of the Spinco Group shall have sixty (60) days to cure such breach. If such breach has not been cured after sixty (60) days, Pluto shall have the right to terminate the foregoing license. Spinco shall indemnify and hold harmless Pluto and its Affiliates for any Losses arising from or relating to the use by the Spinco Group of the Retained Names pursuant to this Section 5.01(a).

(b)    Transitional Names. Following the Distribution Time, except as set forth in any Ancillary Agreement, the Pluto Group shall, as soon as practicable, but in no event later than ninety (90) days following the Distribution Time, (i) cease to use any Transitional Names and hold themselves out as having any affiliation with the Spinco Group, and (ii) strike over, or otherwise obliterate all Transitional Names from the Pluto Assets and all assets and other materials owned by the Pluto Group, including any sales and product literature, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, Software and other materials and systems; provided that, for a period of three (3) years following the Distribution Time, the Pluto Group shall receive a non-exclusive, non-assignable, royalty-free license to use such Transitional Names (A) with respect to any inventory of products in the Pluto Group’s possession as of the Distribution Time, until such inventory is depleted and (B) with respect to any products for which such Transitional Names are required to be used under a Regulatory Approval, until the use of such Transitional Names is no longer required under a Regulatory Approval and Pluto shall coordinate with Spinco and take such steps reasonably necessary to obtain or change the applicable Regulatory Approval to ensure that the use of such Transitional Names is no longer required; provided further that, with respect to the foregoing (B), if the Pluto Group has been diligent in its efforts to transition from one or more Transitional Names to different Trademarks, but due to circumstances outside the Pluto Group’s reasonable control, the Pluto Group will not be able to so transition by expiration of the three (3) year period, the Pluto Group may extend such period with respect to such Transitional Names for up to two (2) additional periods of twelve (12) months each so long as the Pluto Group remains diligent with respect to such transition during such extension and upon Spinco’s request, provides written notice of the need for any such extension. Any use by the Pluto Group of any of the Transitional Names as permitted in this Section 5.01(b) is subject to their use of the Transitional Names in the same form and manner, and with standards of quality, of that in effect for the Transitional Names as of the Distribution Time. The Pluto Group shall not use the Transitional Names in a manner that may reflect negatively on such name and marks or on Spinco or any of its Affiliates. If Spinco determines, in its reasonable judgment, that any of the Pluto Group has failed to comply with the foregoing terms and conditions or otherwise fails to comply with any reasonable direction of Spinco or any of its Affiliates in relation to the use of the Transitional Names, it shall promptly provide written notice to Pluto, and the applicable members of the Pluto Group shall have sixty (60) days to cure such breach. If such breach has not been cured after sixty (60) days, Spinco shall have the right to terminate the foregoing license. Pluto shall indemnify and hold harmless the Spinco Group and its Affiliates for any Losses arising from or relating to the use by the Pluto Group of the Transitional Names pursuant to this Section 5.01(b).

(c)    Right of First Negotiation. From the Distribution Time until the third (3rd) anniversary of the Distribution Time, Pluto agrees that, prior to providing (or discussing or negotiating with any Third Party to provide) a license to a Third Party to market and distribute a Specified Pluto Product as an authorized generic pharmaceutical product in a particular country (other than in connection with the resolution or settlement of a Third Party claim for infringement of Intellectual Property), Pluto shall provide Spinco with written notice that it is contemplating providing such a license. During the 90 days following the date of such notice (the “Exclusivity Period”), Spinco shall have the exclusive right to negotiate with Pluto on the terms and conditions under which Pluto would provide such license to Spinco (it being understood that neither Pluto nor Spinco shall be under any obligation to agree to enter into such license). Within 30 days of the date of such notice, Spinco shall notify Pluto in writing whether Spinco is interested in acquiring a license from Pluto to market and distribute the Specified Pluto Product as an authorized generic pharmaceutical product in such country. If Spinco does not notify Pluto in writing that it is interested in acquiring such a license within such 30-day period, Spinco will be deemed to not be interested in acquiring such a license, and the Exclusivity Period shall immediately expire. During the Exclusivity Period, Pluto shall negotiate in good faith with Spinco (and shall not negotiate with any Third Party) for any such license in such country. Following the Exclusivity Period, if Pluto has complied with its obligations set forth in the immediately preceding sentence, Pluto shall be free to enter into discussions, negotiations and/or agreement with any Third Party in connection with such license. Once the right of first negotiation under this Section 5.01(c) has applied in respect of any Specified Pluto Product in any country, this Section 5.01(c) shall not longer apply with respect to such Specified Pluto Product in such country.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

Section 6.01.    Agreement for Exchange of Information; Archives.

(a)    From and after the Distribution Time until the fifth (5th) anniversary of the Distribution Time, each Party, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of the other Party’s Group, as soon as reasonably practicable after written request therefor, any Information (or a copy thereof) in the possession or under the control of either Party or any member of its Group to the extent that (i) such Information relates to the Spinco Business or any Spinco Asset or Spinco Liability (if Spinco is the requesting Party), or relates to the Pluto Business or any Pluto Asset or Pluto Liability (if Pluto is the requesting Party); (ii) such Information is reasonably required by the requesting Party to comply with any obligation imposed on the requesting Party under applicable Laws or by a Governmental Authority or securities exchange having jurisdiction over the requesting Party (other than in connection with a Dispute or other claim that one Party or any member of its Group has against the other Party or any member of its Group); or (iii) such Information is reasonably required by the requesting Party to comply with its obligations under this Agreement or any Ancillary Agreement (other than in connection with a Dispute or other claim that one Party or any member of its Group has against the other Party or any member of its Group). The Party providing Information pursuant to this Section 6.01(a) shall only be obligated to provide such Information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Information, and nothing in this Section 6.01(a) shall expand the obligations of the Parties under Section 6.04.

(b)    Any provision of Information or provision of access to Information pursuant to Section 6.01(a) shall be subject to (i) appropriate restrictions for proprietary, privileged or confidential information or (ii) the requirements of any applicable Law. Such provision and access shall be provided only insofar as they are requested for a reason described in Section 6.01(a).

(c)    From and after the Distribution Time until the fifth (5th) anniversary of the Distribution Time, without limiting the Parties’ rights and obligations in Section 6.01 hereof, each Party shall (i) maintain in effect at its own cost and expense adequate systems and controls necessary to enable the Persons in the other Group to satisfy their respective reporting, accounting, audit and other obligations of which the first Group is aware, and (ii) provide, or cause to be provided, to the other Party (in such form as the providing Party retains such Information for its own use) all financial and other data and Information in such Party’s possession or control as such requesting Party determines necessary or advisable in order to prepare its financial statements and reports or filings with any Governmental Authority.

(d)    From and after the Distribution Time until the fifth (5th) anniversary of the Distribution Time, without limiting the Parties’ rights and obligations in Section 6.01, upon reasonable written notice, the Parties shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives reasonable access, during regular business hours (as in effect from time to time), to such Information and assistance relating to the Spinco Business, the Spinco Assets, the Spinco Liabilities, the Pluto Business, the Pluto Assets and the Pluto Liabilities as is required by applicable Law, including Section 404 of the Sarbanes-Oxley Act of 2002, or is reasonably necessary for financial reporting and accounting matters (including with respect to the preparation of any financial statements), letters of representation, reports or forms. Each Party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 6.01. Neither Party shall be required by this Section 6.01(d) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

(e)    In the event any Party reasonably determines that any such provision of Information could be commercially detrimental, require any consent that such Party does not have, violate any Law or Contract, or result in the waiver any Privilege, the Parties shall, and shall cause each other member of their respective Groups to, take all commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(f)    Each of Pluto and Spinco agrees that it will only process Personal Data provided to it by the members of the other Group in accordance with all applicable privacy and data protection Laws and will implement and maintain at all times appropriate technical and organizational measures to protect such Personal Data against unauthorized or unlawful processing and accidental loss, destruction, damage, alteration and disclosure. In addition, each Party agrees to abide by privacy and data protection Laws affecting the disclosure of such Personal Data to the other Party and will not knowingly process such Personal Data in such a way as to cause the other Party to violate any applicable privacy and data protection Laws.

Section 6.02.    Ownership of Information.

The provision of any Information pursuant to this Article VI shall not affect the ownership of such Information (which shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreement), and shall not be construed as granting or conferring any right, title or interest (whether by license or otherwise) in, to or under any such Information.

Section 6.03.    Compensation for Providing Information.

The Party requesting access to Information agrees to reimburse the other Party for the reasonable costs of providing or making available such Information and to pay any applicable fees in connection therewith, in each case as may be set forth in the applicable Transition Services Agreement or, if not set forth in the applicable Transition Services Agreement, calculated in a manner that is consistent with the fees set forth for substantially similar services in such Transition Services Agreement.

Section 6.04.    Record Retention.

(a)    The Parties agree and acknowledge that it is not practicable to separate all Tangible Information belonging to the Parties, and that following the Distribution Time, each Party will have some of the Tangible Information of the other Party stored at internal or Third Party records storage locations (each, a “Records Facility”). Tangible Information held in a Records Facility maintained or arranged for by the Party other than the Party that owns such Tangible Information is referred to as “Stored Records.” The Party that maintains the Records Facility where Stored Records are held is referred to as the “Custodial Party” and the Party that owns the Stored Records held in the other Party’s Records Facility is referred to as the “Non-Custodial Party.”

(b)    Each Party shall use commercially reasonable efforts: (i) to maintain the Stored Records as to which it is the Custodial Party in accordance with its regular records retention policies and procedures and the terms of this Section 6.04; and (ii) to comply with the requirements of any “litigation hold” that relates to Stored Records as to which it is the Custodial Party that relate to (x) any Action that is pending as of the Distribution Time or (y) any Action that arises or becomes threatened or reasonably anticipated after the Distribution Time as to which the Custodial Party has received a Notice of the applicable “litigation hold” from the Non-Custodial Party.

(c)    Notwithstanding the foregoing, to the extent such Tangible Information relates to Environmental Liabilities, such retention period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof).

Section 6.05.    Limitations of Liability. Except as otherwise provided in this Article VI or required by applicable Law, in the absence of gross negligence, fraud or willful misconduct by the Party requested to provide such Information, no Party shall have any Liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement is found to be inaccurate. No Party shall have any Liability to any other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.04.

Section 6.06.    Other Agreements Providing for Exchange of Information.

(a)    The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention, rights to use, or confidential treatment of Information set forth in the Business Combination Agreement or any Ancillary Agreement.

(b)    Any Party that receives, pursuant to a request for Information in accordance with this Article VI, Tangible Information that is not relevant to its request shall (i) return it to the providing Party or, at the providing Party’s request, destroy such Tangible Information; and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

(c)    When any Tangible Information provided by one Party to the other Party (other than Tangible Information provided pursuant to Section 6.04) is no longer needed for the purposes contemplated by this Agreement, the Business Combination Agreement or any Ancillary Agreement or is no longer required to be retained by applicable Law, the receiving Party shall promptly, at the request of the other Party, either return to the other Party all Tangible Information in the form in which it was originally provided (including all copies thereof and all notes, extracts or summaries based thereon) or, if the providing Party has requested that the other Party destroy such Tangible Information, destroy such Tangible Information and certify to the other Party that it has done so (and such copies thereof and such notes, extracts or summaries based thereon); provided that this obligation to return or destroy such Tangible Information shall not apply to any Tangible Information solely related to the receiving Party’s business, Assets, Liabilities, operations or activities.

Section 6.07.    Production of Witnesses; Records; Cooperation.

(a)    After the Distribution Time, except in the case of any Action involving or relating to a conflict or dispute between any member of the Pluto Group, on the one hand, and any member of the Spinco Group, on the other hand, each Party will use its commercially reasonable efforts to make available to each other Party, upon written request, the then current directors, officers, employees, other personnel and agents of the members in its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b)    If an Indemnifying Party or Indemnitee chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party shall make available to such Indemnifying Party or Indemnitee, as applicable, upon written request, its then current directors, officers, employees, other personnel and agents of the Persons in its respective Group as witnesses and any information within its control or possession, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise reasonably cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c)    Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions in which indemnification is or may reasonably be expected to be sought.

(d)    Without limiting any provision of this Section 6.07 and subject to the terms of any Ancillary Agreement, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e)    The obligation of the Parties to provide witnesses pursuant to this Section 6.07 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses employees and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.07(a)).

Section 6.08.    Confidentiality.

(a)    Subject to Section 6.10, from and after the Distribution Time, during the term of this Agreement and any Ancillary Agreement and for a period of five (5) years thereafter, each of Pluto and Spinco, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, at a standard of care no less than that used for its own similar Information (and in any event no less than a reasonable standard of care), all confidential and proprietary Information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary Information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not disclose any such confidential and proprietary Information other than to such Party’s Group or their Representatives, and shall not use any such confidential and proprietary Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary Information: (i) is or becomes a part of the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) becomes available to such Party (or any member of such Party’s Group) from other sources, which sources are not known by such Party to be bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary Information or (iii) is independently developed or generated without reference to or use of any confidential and proprietary Information of the other Party or any member of such Party’s Group; provided that such independent development can be demonstrated by competent, contemporaneous written records of the receiving Party or any other Person in its respective Group. If any confidential and proprietary Information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement or any Ancillary Agreement, then such disclosed confidential and proprietary Information shall be used only as required to perform such services.

(b)    Each Party acknowledges that it and the other members of its Group may presently have and, following the Distribution Time, may gain access to or possession of confidential or proprietary Information of, or legally protected Personal Data relating to, Third Parties (i) that was received under privacy policies and/or confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution Time; or (ii) that, as between the Parties, was originally collected by the other Party or members of such other Party’s Group and that may be subject to and protected by privacy policies, as well as privacy, data protection or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary Information of, or legally protected Personal Data relating to, Third Parties in accordance with privacy policies and privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Time or affirmative commitments or representations that were made before the Distribution Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

(c)    Upon the written request of a Party, the other Party shall promptly destroy any copies of such confidential or proprietary Information (including any extracts therefrom) specifically identified by the requesting Party to be destroyed. Upon the written request of such requesting Party, the other Party shall cause one of its duly authorized officers to certify in writing to such requesting Party that the requirements of the preceding sentence have been satisfied in full; provided, however, the obligation to return or destroy such confidential and proprietary Information shall not cover confidential and proprietary Information that is maintained on routine computer system backup tapes, disks or other backup storage devices as long as such backed-up Information is not used, disclosed or otherwise recovered from such back-up devices; provided, further, however, that any confidential and proprietary Information so retained shall continue, in each case, to be held confidentially as provided in this Section 6.08.

(d)    Notwithstanding anything to the contrary in this Article VI, (i) to the extent that an Ancillary Agreement or other Contract pursuant to which a Party or another Person in its respective Group is bound or its confidential and proprietary Information is subject provides that certain Information shall be confidentially maintained on a basis that is more protective of such Information or for a longer period of time than provided for herein, then the applicable provisions contained in such Ancillary Agreement or other Contract shall control with respect thereto and (ii) a Party and the applicable members of its respective Group shall have no right to use any Information of the disclosing Party unless otherwise provided for in this Agreement, an Ancillary Agreement or a Contract between the Parties or a member of its respective Group.

Section 6.09.    Protective Arrangements.

In the event that a Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any information of the other Party pursuant to applicable Law or receives any request or demand from any Governmental Authority or securities exchange to disclose or provide information of the other Party (or any member of the other Party’s Group) that is subject to the confidentiality provisions hereof, such Party shall, to the extent legally permissible, notify the other Party as promptly as practicable under the circumstances prior to disclosing or providing such information and shall cooperate, at the expense of the other Party, in seeking an appropriate protective order and other protective arrangement (including by using its commercially reasonable efforts to ensure that confidential treatment is accorded such information) requested by such other Party. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such information shall actually prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide information to the extent required by such Law (as so advised by its counsel) or requested or required by such Governmental Authority or securities exchange, and the disclosing Party shall promptly provide the other Party with a copy of the information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such information was disclosed, in each case to the extent legally permitted.

Section 6.10.    Privileged Information.

(a)    Each Party recognizes that it and members of its Group possess and will possess Privileged Information. The Parties agree:

(i)    Pluto shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Pluto Business and not to the Spinco Business, whether or not the Privileged Information is in the possession or under the control of any member of the Pluto Group or any member of the Spinco Group. Pluto shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Pluto Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Pluto Group or any member of the Spinco Group;

(ii)    Spinco shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Spinco Business and not to the Pluto Business, whether or not the Privileged Information is in the possession or under the control of any member of the Spinco Group or any member of the Pluto Group. Spinco shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Spinco Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Spinco Group or any member of the Pluto Group; and

(iii)    the Parties shall be jointly entitled to the Privilege with respect to all other Privileged Information, and, subject to the remaining provisions of this Section 6.10, each Party shall be entitled, in perpetuity, to maintain, preserve and assert for its own benefit all such Privileged Information, and shall not knowingly waive or compromise any Privilege associated with such Privileged Information without the prior written consent of the other Party.

(b)    If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all Privileges in connection with any such information unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any information relates solely to the Pluto Business, solely to the Spinco Business, or to both the Pluto Business and the Spinco Business.

(c)    If any Dispute arises between the Parties or any members of their respective Group regarding whether a Privilege should be waived to protect or advance the interests of either Party and/or any member of their respective Group, each Party agrees that it shall (i) negotiate with the other Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party; and (iii) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a Privilege for any purpose except in good faith to protect its own legitimate interests.

(d)    In the event of any adversarial Action or Dispute between Pluto and Spinco, or any members of their respective Groups, either Party may waive a Privilege in which the other Party or member of such other Party’s Group has a shared Privilege, without obtaining consent pursuant to Section 6.10(c); provided that such waiver of a shared Privilege shall be effective only as to the use of information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to any Third Party.

(e)    Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared Privilege or as to which another Party has the sole right hereunder to assert a Privilege, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.10 or otherwise to prevent the production or disclosure of such Privileged Information.

(f)    Any furnishing of, or access or transfer of, any information pursuant to this Agreement (including any transfer of Information or any agreement by a Party to permit the other Party to obtain information) are made in reliance on the agreement of the Parties set forth in Section 6.08, Section 6.09 and this Section 6.10, including their agreement to maintain the confidentiality of Privileged Information and to assert and maintain all applicable Privileges. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

(g)    In connection with any matter contemplated by Section 6.08, Section 6.09 and this Section 6.10, the Parties agree to, and shall cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint Privileges, including by executing a mutually acceptable joint defense agreement and/or common interest agreements where necessary or useful for this purpose.

Section 6.11.    Tax Matters.

In the case of any conflict or inconsistency between this Article VI and the Tax Matters Agreement, the Tax Matters Agreement shall prevail.

ARTICLE VII

DISPUTE RESOLUTION

Section 7.01.    Disputes.

Except as otherwise specifically provided in any Ancillary Agreement and subject to Section 10.09, the procedures for discussion, negotiation and mediation set forth in this Article VII shall apply to all disputes, controversies or claims (whether arising in contract, tort or otherwise) arising out of, relating to, or in connection with this Agreement or any Ancillary Agreement or any Additional Transfer Document, or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby on or prior to the Distribution Time, including the Contribution (but not including the Business Combination Agreement or the Combination)), or the commercial or economic relationship of the Parties relating hereto or thereto, between or among any member of the Pluto Group, on the one hand, and any member of the Spinco Group, on the other hand (any such dispute, controversies, or claims, a “Dispute”). Any indemnification, limitations on remedies, and limitations on liabilities expressly set forth in the Business Combination Agreement or any Ancillary Agreements shall be governed by such express provisions and not by this Article VII.

Section 7.02.    Escalation; Mediation.

(a)    It is the intent of the Parties to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any Party involved in a Dispute with respect to such matters (except as otherwise specifically provided in any Ancillary Agreement) may deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the Parties at a senior level of management of the Parties (or if the Parties agree, of the appropriate strategic business unit or division within such entity). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each Party involved in the Dispute (which copy shall state that it is an Escalation Notice pursuant to this Agreement). Any agenda, location or procedures for such discussions or negotiations between the Parties may be established by the Parties from time to time; provided, however, that the Parties shall use their commercially reasonable efforts to meet within thirty (30) days of the Escalation Notice.

(b)    If the Parties are not able to resolve the Dispute (except any Dispute relating to Environmental Liabilities, which are addressed in Section 7.02(c) below) through the escalation process set forth in Section 7.02(a) within thirty (30) days of the Escalation Notice for such Dispute or one Party reasonably concludes that the other Party is not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then each Party shall have the right to refer the Dispute to mediation by providing written notice to the other Party. If either Party refers the Dispute to mediation pursuant to the prior sentence, then the Parties shall retain a mediator to aid the Parties in their discussions and negotiations by informally providing advice to the Parties. Unless mutually agreed by the Parties in writing, any opinion expressed or delivered by the mediator shall be strictly advisory and shall not be binding on the Parties, nor shall any opinion expressed or delivered by the mediator be admissible in any other proceeding. The mediator may be chosen from a list of mediators previously selected by the Parties or by other agreement of the Parties. If a mediator cannot be agreed upon by the Parties within ten (10) days of a Party providing written notice of mediation pursuant to the first sentence of this Section 7.02(b), then each Party shall nominate a mediator, and those two (2) mediators will select a third (3rd) mediator who shall act as the mediator for such Dispute. Costs of the mediation shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses. Mediation shall be a prerequisite to the commencement of any action by either Party; provided that no Party shall be required to engage in more than 90 days of mediation prior to commencing an action.

(c)    If the Parties are not able to resolve any Dispute relating to Environmental Liabilities through the escalation process set forth in Section 7.02(a) within thirty (30) days of the Escalation Notice for such Dispute, then either Party shall have the right to refer the Dispute to mediation by providing written notice to the other Party. If either Party refers the Dispute to mediation pursuant to the prior sentence, then the Parties shall retain a mediator with expertise in matters in Dispute, such as (to the extent the matters in Dispute are technical in nature) a Third Party environmental consultant or other independent person with specific technical expertise in the general subject matter involved in the Dispute, to aid the Parties in their discussions and negotiations. Such mediator shall provide informal advice to the Parties and, if requested by both Parties, shall also provide a written opinion letter or report summarizing the matter in Dispute, identifying any significant assumptions or informational gaps underlying that summary, and setting forth the conclusions and recommendations of the mediator, including, if applicable, a proposed apportionment of liability. Unless mutually agreed by the Parties in writing, any opinion expressed or delivered by the mediator shall be strictly advisory and shall not be binding on the Parties, nor shall any opinion expressed or delivered by the mediator be admissible in any other proceeding. The mediator may be chosen from a list of experts previously selected by the Parties or by other agreement of the Parties. If a mediator cannot be agreed upon by the Parties within ten (10) days of a Party providing written notice of mediation pursuant to the first sentence of this Section 7.02(c), then each Party shall nominate a mediator, and those two (2) mediators will select a third (3rd) mediator who shall act as the mediator for such Dispute. Costs of the mediation, including any investigation, data-gathering or sampling recommended or performed by the mediator, shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses. Mediation shall be a prerequisite to the commencement of any action by either Party; provided that no Party shall be required to engage in more than 90 days of mediation prior to commencing an action.

Section 7.03.    Court Actions.

In the event that any Party, after complying with the provisions set forth in Section 7.02 above, desires to commence an Action, such Party, subject to Section 10.04, may submit the Dispute (or such series of related Disputes) to any court of competent jurisdiction as set forth in Section 10.04.

Section 7.04.    Conduct During Dispute Resolution Process.

Unless otherwise agreed in writing, the Parties shall, and shall cause their respective members of their Group to, continue to honor all commitments under this Agreement and each Ancillary Agreement to the extent required by such agreements during the course of dispute resolution pursuant to the provisions of this Article VII, unless such commitments are the specific subject of the Dispute at issue.

ARTICLE VIII

FURTHER ASSURANCES

Section 8.01.    Further Assurances.

(a)    In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the terms and conditions set forth in this Agreement, each of the Parties will cooperate with each other and shall use its (and will cause its respective Subsidiaries and Affiliates to use) commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement, the Ancillary Agreements and the Local Separation Agreements.

(b)    Without limiting the foregoing, each Party shall, and shall cause any member of its Group to, cooperate with the other Party and any member of the other Party’s Group, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer (including any Additional Transfer Documents), and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture, order, decree, financial assurance (including letter of credit) or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by such other Party from time to time, consistent with the terms of this Agreement, including the Internal Reorganization Plan, in order to effectuate the provisions and purposes of this Agreement, the Ancillary Agreements, the Additional Transfer Documents, the transfers of the Spinco Assets and the Pluto Assets and the assignment and assumption of the Spinco Liabilities, and the Pluto Liabilities and the other transactions contemplated hereby and thereby. Except as otherwise specifically provided in this Agreement or in any Ancillary Agreement and without limiting the foregoing and Section 2.10, in the event that, after the Distribution Time, any member of a Group shall receive or otherwise possess any Asset or be liable for any Liability that is allocated to a member of the other Group pursuant to this Agreement or any Ancillary Agreement (a “Misallocation”), such first Person shall promptly transfer or assign, or cause to be transferred or assigned, such Asset or Liability to the Person entitled thereto or obligated with respect thereto, and such second Person shall accept such Asset or assume such Liability, in each case without the payment of any further consideration. Notwithstanding anything the foregoing in this Section 8.01, after the date that is twenty-four (24) months after the Distribution Date, neither Party nor any member of its Group shall be required to take any action pursuant to Section 8.01(a) or this Section 8.01(b) unless such action has been requested by the other Party prior to such date, in which case neither Party nor any member of its Group shall be required to take such action pursuant to Section 8.01(a) or this Section 8.01(b) after the date that is five (5) years after the Distribution Date.

(c)    On or prior to the Distribution Time, Pluto and Spinco, each in their respective capacities as direct and indirect stockholders of the members of their Group, shall each ratify any actions that are reasonably necessary or desirable to be taken by Pluto, Spinco or any members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE IX

TERMINATION

Section 9.01.    Termination.

This Agreement shall terminate immediately upon termination of the Business Combination Agreement, if the Business Combination Agreement is terminated in accordance with its terms prior to the Distribution Time. Except for a termination described in the immediately preceding sentence, this Agreement may not be terminated except as set forth in the Business Combination Agreement. After the Distribution Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Pluto and Spinco. In the event of any termination of this Agreement, no Party (or any of its directors, officers, members or managers) shall have any Liability or further obligation to any other Party by reason of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01.    Survival of Covenants.

Except as expressly set forth in this Agreement, any Ancillary Agreement or the Business Combination Agreement, the covenants contained in this Agreement and each Ancillary Agreement, indemnification obligations and liability for the breach of any obligations contained herein or therein, shall survive the Distribution Time and the other transactions contemplated by this Agreement shall remain in full force and effect in accordance with their terms.

Section 10.02.    Notices.

All notices and other communications among the Parties and Utah shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Pluto, to:

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Attention:	Douglas M. Lankler
Bryan A. Supran
Facsimile:	(212) 573-0768
Email:	douglas.lankler@pfizer.com
bryan.supran@pfizer.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Edward D. Herlihy
David K. Lam
Gordon S. Moodie
Email:	EDHerlihy@WLRK.com
DKLam@WLRK.com
GSMoodie@WLRK.com

If to Spinco to:

Upjohn Inc.

235 East 42nd Street

New York, New York 10017

Attention:	Michael Goettler
Facsimile:	(212) 573-0768
Email:	michael.goettler@pfizer.com

If to Utah, to:

Mylan N.V.

Building 4, Trident Place

Mosquito Way, Hatfield

Hertfordshire, AL109UL, UK

Attention:	Corporate Secretary

with copies (which shall not constitute notice) to:

Mylan

1000 Mylan Boulevard

Canonsburg, PA 15317

Attention:	Brian S. Roman, Global General Counsel
Facsimile:	(724) 514-1871
Email:	Brian.Roman@mylanlabs.com

Cravath, Swaine & Moore LLP

825 8th Ave

New York, New York 10019

Attention:	Mark I. Greene
Thomas E. Dunn
Aaron M. Gruber
Email:	mgreene@cravath.com
tdunn@cravath.com
agruber@cravath.com

or to such other address or addresses as the Parties and Utah may from time to time designate in writing by like notice.

Section 10.03.    Amendments and Waivers.

No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification. In addition, prior to the Distribution Date, any such waiver, amendment, supplementation or modification shall be subject to the prior written consent of Utah.

Section 10.04.    Governing Law Jurisdiction; WAIVER OF JURY TRIAL.

(a)    This Agreement and, unless expressly provided therein, each Ancillary Agreement and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement and each Ancillary Agreement, as applicable, or the negotiation, execution or performance hereof or thereof shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to any Laws or principles thereof that would result in the application of the Laws of any other jurisdiction. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)    Subject to the provisions of Article VII, each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, the United States District Court for the District of Delaware, or, if such court shall not have jurisdiction, the other state courts of the State of Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such other courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such other courts, (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such other courts and (v) consents to service of process in the manner provided for notices in Section 10.02. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE SPINCO FINANCING ARRANGEMENTS). EACH PARTY CERTIFIES AND ACKNOWLEDGES

THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.04(C).

Section 10.05.    Assignment; Parties in Interest.

No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties and, prior to the Distribution Date, Spinco may not assign its rights or delegate its duties under this Agreement without the prior written consent of Utah. Any attempted assignment or delegation in breach of this Section 10.05 shall be null and void. Except as set forth in any Ancillary Agreement, this Agreement and each Ancillary Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except for the indemnification rights under this Agreement of any Pluto Indemnitee or Spinco Indemnitee in their respective capacities as such (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided that Utah shall be a third party beneficiary of the rights of Utah as expressly set forth in this Agreement and the Ancillary Agreements (which, for the avoidance of doubt, include the right to cause the consummation of the Separation and Distribution if the conditions set forth in Article IX of the Business Combination Agreement (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of such conditions) have been satisfied (or, to the extent permitted by applicable Law, waived).

Section 10.06.    Captions; Counterparts.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.07.    Entire Agreement; Conflicting Agreements.

(a)    This Agreement, the Ancillary Agreements, the Business Combination Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

(b)    In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. Subject to Section 4.04(c), in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the Ancillary Agreement shall control with respect to the subject matter thereof, and this Agreement shall control with respect to all other matters. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Additional Transfer Document, this Agreement shall control. If a member of the Pluto Group and a member of the Spinco Group are parties to an Additional Transfer Document entered into prior to the Distribution Time, then any transfer, assumption or payment (other than payments for products purchased, services provided or royalties accrued after the Distribution Time) between such entities pursuant to this

Agreement or any Ancillary Agreement that is not otherwise between such entities shall be treated as occurring between such entities pursuant to such Additional Transfer Document on the Distribution Date of such Additional Transfer Document.

Section 10.08.    Severability.

If any provision of this Agreement or any Ancillary Agreement, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.09.    Specific Performance.

Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Ancillary Agreement without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled hereunder (unless, in the case of an Ancillary Agreement, such Ancillary Agreement prohibits or otherwise limits any rights to specific performance and injunctive or other equitable relief). The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss hereunder or default herein or breach hereof and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties. Notwithstanding the first sentence of this Section 10.09, each Party shall have the right to seek specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or any Ancillary Agreement without regard to the provisions set forth in Article VII if reasonably necessary to avoid jeopardizing or forfeiting its ability to obtain such equitable relief.

Section 10.10.    No Set-Off.

Except as set forth in the Business Combination Agreement or any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of its Group shall have any right of set-off or other similar rights with respect to any amount required to be paid under this Agreement or any Ancillary Agreement by such Party or such member of its Group, on the one hand, to the other Party or any member of such other Party’s Group, on the other hand.

Section 10.11.    Late Payments.

Any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within thirty (30) days of the due date therefor pursuant to this Agreement or any Ancillary Agreement shall accrue interest from such due date at a rate per annum equal to the Prime Rate.

Section 10.12.    Expenses.

Except as otherwise specified in this Agreement, the Business Combination Agreement or the Ancillary Agreements, and except as otherwise agreed in writing between the Parties, each Party and the members of its Group shall each be responsible for their own fees, costs and expenses paid or incurred in connection with the Transactions. The Parties agree that certain specified costs and expenses shall be allocated between the Parties as set forth on Schedule 10.12.

Section 10.13.    Waivers of Default.

Waiver by any Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. In addition, unless the Business Combination Agreement shall have been terminated in accordance with its terms, as set forth in the Business Combination Agreement, prior to the Distribution Date, any such waiver by Spinco shall be subject to the written consent of Utah.

Section 10.14.    Interpretation.

(a)    Unless the context of this Agreement otherwise requires:

(i)    (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (G) the word “or” shall be disjunctive but not exclusive; and (H) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time) means “through and including”;

(ii)    references to any federal, state, local, or foreign statute or Law shall (A) include all rules and regulations promulgated thereunder and (B) be to that statute or Law as amended, modified or supplemented from time to time; and

(iii)    references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)    The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f)    All monetary figures shall be in United States dollars unless otherwise specified.

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

PFIZER INC.

By:	/s/ Albert Bourla
Name:	Albert Bourla
Title:	Chief Executive Officer

UPJOHN INC.

By:	/s/ Michael Goettler
Name:	Michael Goettler
Title:	President

Annex D

AMENDMENT NO. 1 TO THE

SEPARATION AND DISTRIBUTION AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Separation and Distribution Agreement, dated as of July 29, 2019 (the “Agreement”), is made as of February 18, 2020, by and between Pfizer Inc., a Delaware corporation (“Pfizer”), and Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pfizer (“Upjohn”, and together with Pfizer, the “Parties”, and each, a “Party”).

WHEREAS, the Parties entered into the Agreement on July 29, 2019;

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment; and

WHEREAS, in accordance with Section 10.03 of the Agreement, the Parties have obtained the prior written consent of Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands, to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendment to the Agreement. Section 1.01 of the Agreement is hereby amended to replace the definition of the term “Closing Working Capital Target” with the following:

“Closing Working Capital Target” means $902,000,000.

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 10.03 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement” or any similar reference, shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Article VII and Article X of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

D-1

IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the day and year first above written.

PFIZER INC.

By:

/s/ Douglas E. Giordano
	Name:	Douglas E. Giordano
	Title:	Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:

/s/ Bryan A. Supran
	Name:	Bryan A. Supran
	Title:	Vice President

D-2

Annex E

EXECUTION VERSION

AMENDMENT NO. 2 TO THE

SEPARATION AND DISTRIBUTION AGREEMENT

This Amendment No. 2 (this “Amendment”) to the Separation and Distribution Agreement, dated as of July 29, 2019, as amended (the “Agreement”), is made as of May 29, 2020 by and between Pfizer Inc., a Delaware corporation (“Pluto”) and Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Agreement on July 29, 2019;

WHEREAS, the Parties entered into Amendment No. 1 to the Separation and Distribution Agreement on February 18, 2020; and

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendments to the Agreement and Ancillary Agreements.

(a) Section 1.01 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical location:

““Delayed Closing” has the meaning set forth in Section 2.04(f).

“Delayed Closing Outside Date” has the meaning set forth in Section 2.04(f).

“Delayed Markets” has the meaning set forth in Section 2.04(f).

“Final Spinco Cash Balance Adjustment Amount” has the meaning set forth in Section 2.16(d).

“NEB Agreement” has the meaning set forth in Section 2.04(f).

“Pluto Delayed Markets” has the meaning set forth in Section 2.04(f).

“Pluto Extension Period” has the meaning set forth in Section 2.04(f).

“Pluto-Utah Japan Collaboration Agreement” means the Collaboration Agreement, by and among Mylan Inc., Mylan Seiyaku Ltd. and Pfizer Japan Inc., dated as of August 21, 2012, as amended by Amendment No. 1 to Collaboration Agreement, dated as of December 19, 2012, Amendment No. 2, dated as of January 1, 2013, as modified by letter agreements dated April 15, 2016 and May 25, 2016, Amendment No. 3, dated as of February 1, 2019 and the letter agreement dated as of August 21, 2019.

“Spinco Delayed Markets” has the meaning set forth in Section 2.04(f).

“Spinco Extension Period” has the meaning set forth in Section 2.04(f).”

(b) The definition of “Spinco Cash Target” in Section 1.01 of the Agreement is hereby amended and restated in its entirety as follows:

““Spinco Cash Target” means $400,000,000.”

(c) The last sentence of Section 2.01(a)(ii) of the Agreement is hereby amended and restated as follows:

“Within 30 days (or such other period as may be permitted under the IRS Ruling) following the Distribution, Pluto will use the Spinco Cash Distribution held in the Segregated Account to (1) repurchase Pluto common stock, (2) make pro rata special cash distributions to its shareholders, (3) repay or repurchase debt (including principal, interest, and associated premiums and fees) from third-party lenders, and/or (4) make contributions to one or more single-employer defined benefit plans for Pluto’s employees and retirees (including retirees of companies acquired by Pluto) (together, the “Pluto Cash Distribution”).”

(d) Section 2.04 of the Agreement is hereby amended by adding a new Section 2.04(f) as follows:

“The parties’ obligations set forth in Section 2.04(a) through 2.04(e) for the Delayed Assets and Delayed Liabilities in the Delayed Markets shall be limited to this Section 2.04(f). At or prior to the Distribution Time, Pluto and Spinco shall enter into one or more agreements (collectively, the “NEB Agreement”), on terms mutually agreed by Pluto, Spinco and Utah, providing for, among other things, (i) the retention and operation by Pluto and the applicable members of the Pluto Group on behalf of Spinco and the applicable members of the Spinco Group of certain Delayed Assets and Delayed Liabilities in the Delayed Markets (as defined below) on a transitional basis following the Distribution Time, (ii) the calculation and settlement of payments for the purpose of Pluto and the applicable members of the Pluto Group providing Spinco and the applicable members of the Spinco Group the economic and operational claims, rights, benefits and burdens of ownership of such Delayed Assets, including the net profits or losses, as the case may be, from the operation of such Delayed Assets following the Distribution Time, in order to place Spinco and the applicable members of the Spinco Group, insofar as reasonably practicable, in the same position as if such Delayed Assets had been contributed, assigned, transferred, conveyed, distributed, delivered, accepted or assumed at or prior to the Distribution Time as contemplated hereby, and (iii) the transfer of such Delayed Assets and Delayed Liabilities to Spinco and the applicable members of the Spinco Group following the Distribution Time or, with respect to any Spinco Delayed Market, the entry into a third party distributor arrangement with respect to the applicable Delayed Assets and Delayed Liabilities by the Pluto Group on behalf of the Spinco Group if such transfer to Spinco and the applicable members of the Spinco Group has not been completed in accordance with the terms of the NEB Agreement by the end of the term of the NEB Agreement with respect to such Spinco Delayed Market. Subject to the two immediately subsequent sentences, the term of the NEB Agreement with respect to each Delayed Market shall commence on the Distribution Date and terminate upon the closing of the transfer of the Delayed Assets and Delayed Liabilities for such Delayed Market to Spinco and the applicable members of the Spinco Group (a “Delayed Closing”), or such other date as may be mutually agreed by Pluto and Spinco, but in no event later than the “Delayed Closing Outside Date” for such Delayed Market, which shall be the one-year anniversary of the Closing. If Spinco reasonably determines that a Delayed Closing for a Spinco Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date (A) without a material adverse impact on the Delayed Assets or Delayed Liabilities for such Spinco Delayed Market or (B) as a result of applicable Law, then Spinco shall notify Pluto in writing of the expected delay, which notice shall include a proposed extension to the Delayed Closing Outside Date for such Spinco Delayed Market (of a duration no greater than six months) and a detailed written plan for completion of such Delayed

Closing and the termination of the term of the NEB Agreement with respect to such Spinco Delayed Market on or prior to such extended date (any such extension period, a “Spinco Extension Period”); provided that Spinco shall only be permitted to extend the Delayed Closing Outside Date (1) pursuant to clause (A) one time for up to six months and (2) if Spinco has used commercially reasonable efforts to effect the transfer of the applicable Delayed Assets and Delayed Liabilities, pursuant to clause (B) two times for up to six months each. If Pluto reasonably determines that a Delayed Closing for a Pluto Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date as a result of applicable Law, the Delayed Closing Outside Date for such Pluto Delayed Market shall automatically be extended to the date on which there is no applicable Law prohibiting such Delayed Closing and Pluto shall notify Spinco in writing thereof, which notice shall include a detailed written plan for completion of such Delayed Closing and the termination of the term of the NEB Agreement with respect to such Pluto Delayed Market on or prior to such extended date (any such extension period, a “Pluto Extension Period”). During the term of the NEB Agreement with respect to any Delayed Market (including during any Spinco Extension Period or Pluto Extension Period, as applicable), Spinco or the applicable member of the Spinco Group shall pay, or cause to be paid, to Pluto or the applicable member of the Pluto Group a service fee equal to 0.30% of gross sales of the delayed business in the applicable Delayed Market during such term. In addition, during any Spinco Extension Period, the applicable member of the Pluto Group shall retain a distribution fee equal to 5% of net sales of the delayed business in the applicable Spinco Delayed Market during such Spinco Extension Period. For purposes of this Section 2.04(f), the “Delayed Markets” shall mean the Pluto Delayed Markets and the Spinco Delayed Markets. For purposes of this Section 2.04(f), the “Pluto Delayed Markets” shall mean Algeria (if applicable, as reasonably determined by Pluto and Utah), Brazil, South Africa (if applicable, as reasonably determined by Pluto and Utah) and Vietnam. For purposes of this Section 2.04(f), the “Spinco Delayed Markets” shall mean Argentina, Bolivia, Chile, Colombia, Ecuador, India, Indonesia, Israel, Morocco, Pakistan, Peru, Saudi Arabia, Tunisia and Uruguay. Pluto and Utah may mutually agree, in writing, to add or remove markets from the definition of “Pluto Delayed Markets” or “Spinco Delayed Markets”.”

(e) Section 2.16(b)(iii) of the Agreement is hereby amended and restated as follows:

“(iii) Spinco agrees that, following the Closing through the date that the Final Working Capital Adjustment Amount and the Final Spinco Cash Balance Adjustment Amount are determined in accordance with this Section 2.16, Spinco will not (and will cause its Affiliates not to) take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Final Working Capital Adjustment Amount or the Final Spinco Cash Balance Adjustment Amount.”

(f) Section 2.16(d) of the Agreement is hereby amended and restated as follows:

“(d) Final Adjustment. The Working Capital Adjustment Amount, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Working Capital Adjustment Amount”. The Spinco Cash Balance, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Spinco Cash Balance”. The amount (which may be a positive or negative number) equal to (1) the Final Spinco Cash Balance minus (2) the Spinco Cash Target is referred to herein as the “Final Spinco Cash Balance Adjustment Amount”.”

(g) Section 2.16(f) of the Agreement is hereby amended and restated as follows:

“(f)    Not later than five Business Days after the determination of the Final Spinco Cash Balance:

(i)

if the Final Spinco Cash Balance Adjustment Amount is a positive number, then Spinco shall pay to Pluto an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount;

(ii)

if the Final Spinco Cash Balance Adjustment Amount is a negative number, then Pluto shall pay to Spinco an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount; and

(iii)	if the Final Spinco Cash Balance Adjustment Amount is zero, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.”

(h) The Agreement is hereby amended by adding a new Section 2.19 as follows:

“Section 2.19    Establishment of Spinco Netherlands Entity.

Prior to the completion of any Permanent Financing, Spinco shall form a Netherlands B.V. entity as its direct Subsidiary, which will elect to be treated as a disregarded entity for U.S. federal income tax purposes, to facilitate execution of such Permanent Financing.”

(i) Section 3.01(c) of the Agreement is hereby amended and restated as follows:

“Without limiting the requirements of Section 2.05, prior to the Distribution Time, Pluto may, and may cause the members of the Pluto Group and the Spinco Group to, take such actions as Pluto deems advisable to minimize or reduce the amount of cash and cash equivalents remaining in any accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time; provided that (i) Pluto shall not, and shall not permit any member of the Pluto Group or the Spinco Group to, (A) remove cash in a manner that would shift Taxes of Spinco from the period prior to the Distribution Time to after the Distribution Time, (B) remove cash through an agreement or a commitment to a Tax authority that would impose obligations on Spinco to Third Parties after the Distribution Time or (C) remove cash that would result in a violation of the minimum capital required by Law to be held by a Spinco Subsidiary and (ii) Pluto shall, and shall cause the members of the Pluto Group and the Spinco Group to, use commercially reasonable efforts to leave in accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time an amount of cash and cash equivalents in the aggregate equal to the Spinco Cash Target.”

(j) Schedule 10.12 to the Agreement is hereby amended and restated as set forth on Annex A hereto.

(k) The Agreement is hereby amended by adding a new Schedule 1.01(m) as set forth on Annex B hereto.

(l) Section 3.1(b) of the form of Transition Services Agreement attached as Exhibit C to the Agreement is hereby amended and restated as follows:

“With respect to the first $380,000,000 of Out-of-Pocket Costs, Pluto (or the applicable member of the Pluto Group) shall bear fifty percent (50%) of such Out-of-Pocket Costs and Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for fifty percent (50%) of such Out-of-Pocket Costs. With respect to Out-of-Pocket Costs in excess of $380,000,000, Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for one hundred percent (100%) of such Out-of-Pocket Costs. If requested by Pluto, Spinco (or the applicable member of the Spinco Group) shall pay the applicable third-party service provider directly for Out-of-Pocket Costs otherwise required to be reimbursed by Spinco (or the applicable member of the Spinco Group). All Out-of-Pocket Costs required to be reimbursed by Spinco (or the applicable member of the Spinco Group) shall be in addition to the Service Fees. Reasonable documentation of Out-of-Pocket Costs will be provided upon request. “Out-of-Pocket Costs” shall mean, collectively, all reasonable out-of-pocket costs and expenses, including license fees, royalties, payments to Subcontractors and third-party freight, distribution and other logistics costs, incurred by or on behalf of Pluto (or such member of the Pluto Group) in connection with (i) preparation activities to make the Services available to the Spinco Group, (ii) the provision of the Services, (iii) planning and executing the migration or transition of the Services to the Spinco Group or a Subcontractor and (iv) early termination of any Service pursuant to Section 2.3(a) or Section 2.3(b), but excluding, in the case of each of clauses (i) through (iv), any Taxes, which are the subject of Section 3.2.”

(m) The form of Tax Matters Agreement attached as Exhibit D to the Agreement is hereby amended by adding a new Section 6.07 as follows:

“Section 6.07 Maintenance of Certain Ownership. From and after the Distribution Time and until the first December 1 following the Distribution Time (for example, if the Distribution Time occurred on December 2, 2020, the first December 1 following the Distribution Time would occur on December 1, 2021), Spinco shall not (and shall cause its Subsidiaries not to) cause or permit any “extraordinary reduction” (within the meaning of Treasury Regulations § 1.245A-5T(e)(2)) to occur with respect to the ownership of such Specified CFC (as defined below) by any member of the Spinco Pre-Combination Group (including any successor thereto) that is a “controlling section 245A shareholder” (within the meaning of Treasury Regulations § 1.245A-5T(i)(2)) of such Specified CFC. For purposes of this Section 6.07, (i) a “Specified CFC” means (A) Upjohn Netherlands B.V., (B) any other member of the Spinco Pre-Combination Group that is a “controlled foreign corporation,” within the meaning of Section 957(a) of the Code, and that Spinco owns indirectly, in whole or in part, through Upjohn Netherlands B.V., (C) Pfizer Parke Davis (Thailand) Ltd. and (D) Upjohn (Thailand) Limited and (ii) any reference to any term or provision of Treasury Regulations § 1.245A-5T includes a reference to the same or similar term or provision in any final, amended or successor regulations adopted by the IRS.”

(n) Article I of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following definition to such Article:

““Japan Lyrica Employee” means any Spinco Employee who, as of the Distribution Time, is primarily engaged in the sale or marketing of Lyrica in Japan.”

(o) Section 12.01 of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following sentence at the end of such section:

“Notwithstanding the foregoing, in the event a Japan Lyrica Employee becomes entitled to severance compensation or benefits as a result of a termination of employment following the Distribution Time, the Spinco Group shall be responsible for the payment of such compensation or benefits to such Japan Lyrica Employee; provided that, following the date on which Pluto and Utah shall enter into an agreement to unwind the Pluto-Utah Japan Collaboration Agreement, the Pluto Group shall reimburse the Spinco Group for fifty percent (50%) of such compensation or benefits paid or provided by the Spinco Group to each such Japan Lyrica Employee who is provided written notice of a termination of employment or eligibility to participate in a voluntary separation program, in each case, at any time between the Distribution Time and the nine

(9) month anniversary of the initial entry of generic competition to Lyrica in Japan, in accordance with Section 14.05 of this Agreement.”

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 10.03 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement”, “the date hereof” or any similar reference shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Article X of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President

Annex F

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UPJOHN INC.

Upjohn Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.    The name of the Corporation is Upjohn Inc. The Corporation was originally incorporated under the name Ignition Inc. pursuant to the original Certificate of Incorporation of the Corporation (the “Original Certificate of Incorporation”), filed with the office of the Secretary of State of the State of Delaware on February 14, 2019;

2.    This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) and by the sole stockholder of the Corporation, in accordance with Sections 228, 242 and 245 of the DGCL; and

3.    This Amended and Restated Certificate of Incorporation restates and amends the Original Certificate of Incorporation of the Corporation to read in its entirety as follows:

ARTICLE I

NAME OF CORPORATION

The name of the Corporation is Upjohn Inc.

ARTICLE II

REGISTERED OFFICE; REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, 19801. The name of its registered agent at that address is The Corporation Trust Company. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

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ARTICLE IV

STOCK

Section 1.    Authorized Stock. The total number of shares of stock that the Corporation shall have authority to issue is 3,300,000,000 shares, consisting of (i) 3,000,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 300,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Section 2.    Common Stock. Except as may otherwise be provided in this Certificate of Incorporation, in a Preferred Stock Designation (as hereinafter defined), or as required by law, the holders of outstanding shares of Common Stock shall have the right to vote on all matters on which stockholders are entitled to vote to the exclusion of all other stockholders. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in the name of such stockholder on the books of the Corporation.

Section 3.    Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors (or any committee to which it may duly delegate the authority granted in this Article IV) is hereby empowered to authorize the issuance from time to time of shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors (or such committee thereof) may from time to time determine, and, by filing a certificate (a “Preferred Stock Designation”) pursuant to applicable law of the State of Delaware as it presently exists or may hereafter be amended, to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board of Directors, with respect to each series of Preferred Stock, shall include, but not be limited to, determination of the following:

(i)    the designation of the series, which may be by distinguishing number, letter or title;

(ii)    the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii)     the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv)    the dates at which dividends, if any, shall be payable;

(v)    the redemption rights and price or prices, if any, for shares of the series and the times, form of payment and other terms and conditions of any such redemption;

(vi)    the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii)     the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(viii)    whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

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(ix)    restrictions on the issuance and re-issuance of shares of the same series or of any other class or series; and

(x)    the voting rights, if any, of the holders of shares of the series.

Section 4.    No Cumulative Voting. No stockholder shall be entitled to exercise any right of cumulative voting.

ARTICLE V

TERM

The term of existence of the Corporation shall be perpetual.

ARTICLE VI

BOARD OF DIRECTORS

Section 1.    General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by this Certificate of Incorporation or the bylaws of the Corporation (as they may be amended from time to time, the “Bylaws”) expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by this Certificate of Incorporation or by the Bylaws required to be exercised or done by the stockholders.

Section 2.    Number of Directors. Except as otherwise fixed pursuant to the terms of any outstanding series of Preferred Stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if all vacancies or unfilled directorships were filled (the “Whole Board”).

Section 3.    Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes (designated as Class I, Class II and Class III), as nearly equal in number as is reasonably possible, with the first term of office of the Class I directors to expire at the 2021 annual meeting of stockholders, the first term of office of the Class II directors to expire at the 2022 annual meeting of stockholders and the first term of office of the Class III directors to expire at the 2023 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At the 2021 annual meeting of stockholders, the Class I directors shall be elected for a term of office to expire at the 2023 annual meeting of stockholders. At the 2022 annual meeting of stockholders, the Class II directors shall be elected for a term of office to expire at the 2023 annual meeting of stockholders. Commencing with the 2023 annual meeting of stockholders and at all subsequent annual meetings of stockholders, the Board of Directors will no longer be classified under Section 141(d) of the DGCL and all directors shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders. The initial assignment of directors to each such class shall be made by the Board of Directors. If the number of directors is changed, any increase or decrease shall be apportioned by the Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director. If authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy or unfilled directorship on the Board of Directors, regardless of how such vacancy or unfilled directorship shall have been created.

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Section 4.    Vacancies and Newly Created Directorships. Subject to applicable law and the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or any other reason, shall be filled solely by the Board of Directors, acting by not less than a majority of the directors then in office, although less than a quorum, and in the event that there is only one director remaining in office, by such sole remaining director. Any director appointed to fill a vacancy or unfilled directorship on the Board of Directors will be appointed for a term expiring at the annual meeting of stockholders at which the term of office of the class for which such director has been appointed expires, and until his or her successor has been duly elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Section 5.    Removal. Subject to the rights of holders of any outstanding series of Preferred Stock with respect to the removal of directors, any or all director(s) of the Corporation may be removed from office at any time by the stockholders, (i) until the 2023 annual meeting of stockholders or such other time as the Board of Directors is no longer classified under Section 141(d) of the DGCL, only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of all classes of capital stock entitled to vote in the election of directors, voting together as a single class (the “Voting Stock”) and (ii) from and including the 2023 annual meeting of stockholders or such other time, with or without cause, by the affirmative vote of the holders of a majority of the Voting Stock.

Section 6.    Elections of Directors. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VII

STOCKHOLDER ACTIONS

Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected by the written consent of the stockholders of the Corporation in lieu of a duly called annual or special meeting of stockholders of the Corporation; provided that such written consent is unanimously granted by the holders of one-hundred percent (100%) of the voting power of the outstanding shares of all classes of capital stock that would be entitled to vote on such action at a duly called annual meeting or special meeting of stockholders of the Corporation, voting as a single class.

ARTICLE VIII

AMENDMENTS TO BYLAWS

Section 1.    Board of Directors. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend, alter and repeal the Bylaws, subject to the power of the stockholders of the Corporation to alter or repeal the Bylaws under applicable law as it presently exists or may hereafter be amended. Any such adoption, amendment, alteration or repeal of any Bylaw shall require approval by a majority of the Whole Board.

Section 2.    Stockholders. The stockholders of the Corporation shall also have power to adopt, amend, alter and repeal the Bylaws at any special meeting of the stockholders of the Corporation if duly called for that purpose (provided that in the notice of such special meeting, notice of such purpose shall be given), or at any annual meeting, by the affirmative vote of the holders of a majority of the Voting Stock.

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ARTICLE IX

DIRECTOR LIABILITY; INDEMNIFICATION

Section 1.    Director Liability. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable either to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment or modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL hereafter is amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended DGCL. Any repeal or modification of this Article IX shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 2.    Indemnification; Non-Exclusivity of Rights. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was (whether or not such person continues to serve in such capacity at the time any indemnification or advancement of expenses pursuant hereto is sought or at the time any Proceeding relating thereto exists or is brought), a director or officer of the Corporation or by reason of the fact that such person, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity (a “Covered Person”). The Corporation shall pay the expenses (including attorneys’ fees) incurred by any Covered Person in defending any Proceeding in advance of its final disposition, except where such Covered Person pleads guilty or nolo contendere in a criminal proceeding (excluding traffic violations and other minor offenses); provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Section 2 of Article IX. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Section 2 of Article IX to Covered Persons. The rights to indemnification and to the advancement of expenses conferred in this Section 2 of Article IX shall not be exclusive of any other right that any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Corporation or any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Section 2 of Article IX shall not adversely affect any rights to indemnification and to the advancement of expenses of a Covered Person or employee or agent of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE X

FORUM AND VENUE

Unless the Corporation (through approval of the Board of Directors) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents; (iii) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the

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Corporation arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time); (iv) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine or (v) any action or proceeding as to which the DGCL (as it may be amended from time to time) confers jurisdiction on the Court of Chancery of the State of Delaware; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions of this Article X shall not in any way be affected or impaired thereby.

ARTICLE XI

AMENDMENTS

In furtherance and not in limitation of the powers conferred by the DGCL, as the same exists or may hereafter be amended, subject to any limitations contained elsewhere in this Certificate of Incorporation, the Corporation may from time to time adopt, alter, amend or repeal any provision of this Certificate of Incorporation (including any rights, preferences or other designations of Preferred Stock).

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf on this [●] day of [●].

UPJOHN, INC.

By:
Name:
Title:

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Annex G

FORM OF

AMENDED AND RESTATED BYLAWS

OF

UPJOHN, INC.

Effective as of [●]

G-i

G-ii

ARTICLE I

STOCKHOLDERS’ MEETINGS

Section 1.1    Place of Meetings. The Board of Directors or the Chair of the Board of Directors may designate the place of meeting for any annual or special meeting of the stockholders or may designate that the meeting be held by means of remote communication. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

Section 1.2    Annual Meetings. The annual meeting of the stockholders shall be held on such date and at such time and place as the Board of Directors may designate. At such annual meeting, the stockholders shall elect directors in accordance with the requirements of the Certificate of Incorporation and transact such other business as may properly be brought before the meeting.

Section 1.3    Special Meetings. Subject to the rights of the holders of any preferred stock (“Preferred Stock”) with respect to such series of Preferred Stock, special meetings of the stockholders may only be called by or at the direction of (i) the Chair of the Board of Directors, (ii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if all vacancies or unfilled directorships were filled (the “Whole Board”) or (iii) the Chair of the Board of Directors or the Secretary of the Corporation upon a written request by or on behalf of stockholders of the Corporation holding at least twenty-five percent (25%) of the voting power of all shares of capital stock of the Corporation then entitled to vote on the matter or matters brought before such meeting. Any such request by stockholders shall (A) be delivered to, or mailed to and received by, the Secretary at the principal office of the Corporation, (B) be signed and dated by each stockholder, or a duly authorized agent of each such stockholder, requesting such meeting, (C) set forth the purpose or purposes of the meeting and (D) include the information required by Section 1.14(c), as applicable, and a representation by such stockholder(s) that (1) not later than ten (10) days after the record date for any such special meeting, it will provide such information as of the record date for such special meeting to the extent not previously provided, and (2) not later than five (5) days prior to the date for such special meeting or any adjournment, rescheduling or postponement thereof, it shall further update and supplement the information so that such information shall be true and correct as of the date that is ten (10) days prior to such special meeting or any adjournment, rescheduling or postponement thereof. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if: (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) or these Bylaws of the Corporation (these “Bylaws”), (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the request for the special meeting is delivered to or received by the Secretary of the Corporation and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) an item of business (other than the election of directors) that is identical or substantially similar (a “Similar Item”) to an item of business included in such request, (iii) the business conducted at the most recent annual meeting, or at any special meeting held within one (1) year prior to receipt of such request, included (among any other matters properly brought before such meeting) a Similar Item or (iv) such request is delivered between the sixty-first (61st) day and the three-hundred-sixty-fifth (365th) day after the earliest date of signature on an effective request for a special meeting that has been delivered to the Chair of the Board of Directors or the Secretary of the Corporation relating to a Similar Item. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to, or mailed to and received by, the Secretary of the Corporation. If, at any time after receipt by the Secretary of the Corporation of a proper request for a special meeting of stockholders, there are no longer valid requests from stockholders holding in the aggregate at least the requisite number of shares entitling the stockholders to request the calling of a special meeting, whether because of revoked requests or otherwise, the Board of Directors, in its discretion, may cancel the special meeting (or, if the special meeting has not yet been called, may direct the Chair of the Board of Directors or the Secretary of the Corporation not to call such a meeting).

Section 1.4    Notice. Notice of an annual or special meeting shall be given to each stockholder entitled to vote thereat not less than ten (10) days nor more than sixty (60) days prior to the meeting. The date, place, if any, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be stated in the notice of such meeting delivered or mailed to stockholders. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed to be given in accordance with and at the times provided in the General Corporation Law of the State of Delaware (the “DGCL”). Such further notice shall be given as may be required by applicable law. Meetings may be held without notice if all stockholders entitled to vote thereat are present, or if notice is waived by those not present in accordance with Section 6.4.

Section 1.5    Quorum; Adjournments; Postponement. The holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall be requisite for and shall constitute a quorum of all meetings of the stockholders, except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws; provided that, where a separate vote by a class or series is required, a majority of the voting power of the outstanding shares of such class or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the absence of a quorum, holders of stock representing a majority of the voting power of all shares present in person or represented by proxy at the meeting, or the chair of the meeting, may adjourn any annual or special meeting of stockholders, from time to time, until a quorum shall be present or represented, to reconvene at the same or some other place. Furthermore, the chair of the meeting may adjourn any annual or special meeting of stockholders, from time to time, to reconvene at the same or some other place, whether or not a quorum is present or represented. Except as required by applicable law, no notice of the adjourned meeting need be given if the time and place thereof, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. Any previously scheduled meeting of stockholders may be postponed, canceled or rescheduled by the Board of Directors at any time, before or after the notice for such meeting has been sent to the stockholders, and the Corporation shall publicly announce such postponement, cancellation or rescheduling.

Section 1.6    Proxies; Voting.

(a)    At each meeting of the stockholders of the Corporation, every stockholder having the right to vote may authorize another person to act for him or her by proxy. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission; provided that the electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. A copy, facsimile transmission or other reliable reproduction of a writing or transmission authorized by this Section 1.6 may be substituted for or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy authorized hereby shall be voted or acted upon more than three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing a subsequent duly executed proxy with the Secretary of the Corporation no later than the time designated in the order of business for so delivering such proxies. No ballot, proxies or votes nor any revocations thereof or changes thereto shall be accepted after the time set for the closing of the polls pursuant to Section 1.10 unless the Court of Chancery upon application of a stockholder shall determine otherwise. Each proxy shall be delivered to the inspectors of election prior to or at the meeting.

(b)    Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or the applicable rules of any securities exchange, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter (other than the election of directors, which is addressed in Section 1.6(c)) if a majority of votes cast on such matter by stockholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. For purposes of this Section 1.6(b), a majority of votes cast shall mean that the number of shares voted “for” a matter exceeds 50% of the number of votes cast with respect to that matter. Votes cast shall include votes against the matter and exclude abstentions and broker non-votes with respect to that matter, but broker non-votes and abstentions will be considered for purposes of establishing a quorum.

(c)    Except as set forth below, and subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if a quorum exists at any meeting of stockholders, stockholders shall have approved the election of a director if a majority of the votes cast at any meeting for the election of such director are in favor of such election. For purposes of this Section 1.6(c), a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds fifty percent (50%) of the number of votes cast with respect to that director’s election. Votes cast shall include any votes against that director’s election and any direction to withhold authority in each case and shall exclude abstentions and broker non-votes with respect to that director’s election, but broker non-votes and abstentions will be considered for purposes of establishing a quorum. Notwithstanding the foregoing, in the event of a “contested election” of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present and broker non-votes and abstentions will be considered for purposes of establishing a quorum but will not have an effect on the result of the vote. For purposes of this Section 1.6(c), a “contested election” shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary. If, prior to the time the Corporation mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, but in all other cases, once an election is determined to be a contested election, directors shall be elected by the vote of a plurality of the votes cast.

(d)    If a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director shall promptly tender his or her resignation to the Board of Directors in accordance with the agreement contemplated by Section 2.18. The Governance and Nominating Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Governance and Nominating Committee’s recommendation. The Governance and Nominating Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Governance and Nominating Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent director’s resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director’s resignation is accepted by the Board of Directors pursuant to these Bylaws, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 2.3 or may decrease the size of the Board of Directors pursuant to the provisions of Section 2.3.

Section 1.7    Inspectors of Election. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election, which inspector or inspectors may, but does not need to, include individuals who serve the Corporation in other capacities, to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation present or represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation present or represented at the meeting and such inspectors’ count of all votes and ballots. Such certification shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.8    List of Stockholders Entitled to Vote. At least ten (10) days before every meeting of the stockholders a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the post office address of each such stockholder, and the number of shares held by each, shall be prepared by the Secretary. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours at the Corporation’s headquarters or on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting, and shall be produced and kept at the time and place of meeting during the whole time thereof and be subject to the inspection of any stockholder who may be present. The original or duplicate stock ledger shall be provided at the time and place of each meeting and shall be the only evidence as to the identity of the stockholders entitled to examine the list of stockholders or to vote in person or by proxy at such meeting.

Section 1.9    Organization. Meetings of stockholders shall be presided over by the Chair of the Board of Directors, or in his or her absence by a chair designated by the Board of Directors, or in the absence of such designation by a chair chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chair of the meeting may appoint any person to act as secretary of the meeting.

Section 1.10    Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at or prior to such meeting by the chair of the meeting. The Board of Directors of the Corporation may adopt by resolution such rules or regulations for the conduct of meetings of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The chair of any meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these Bylaws, and if the chair of the meeting should so determine and declare that any nomination or other item of business has not been properly brought before the meeting, then such business shall not be transacted at such meeting. Business conducted at a special meeting requested by stockholders shall be limited to the matters described in the request for such a meeting delivered pursuant to Section 1.3; provided that nothing herein shall prohibit the Board of Directors from submitting any matter to the stockholders at any such special meeting. If none of the stockholders who submitted the request for a special meeting appears or otherwise sends a qualified representative to present the business proposed to be conducted at such meeting, the chair of such meeting need not present such business for a vote of stockholders at such meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 1.11    Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date, (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting; and (2) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed, (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the date next preceding the day on which the meeting is held; and (b) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.12    Stockholders Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected by the written consent of the stockholders of the Corporation in lieu of a duly called annual or special meeting of stockholders of the Corporation as provided in the Certificate of Incorporation.

Section 1.13    Order of Business.

(a)    Annual Meeting of Stockholders. At any annual meeting of the stockholders, only such nominations of individuals for election to the Board of Directors shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be: (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly made at the annual meeting, by or at the direction of the Board of Directors or (iii) otherwise properly requested to be brought before the annual meeting by a stockholder of the Corporation in accordance with these Bylaws. For nominations of individuals for election to the Board of Directors or proposals of other business to be properly requested by a stockholder to be made at an annual meeting, a stockholder must (A) be a stockholder of record at the time of giving of notice of such annual meeting by or at the direction of the Board of Directors and at the time of the annual meeting, (B) be entitled to vote at such annual meeting and (C) comply with the procedures set forth in these Bylaws as to such business or nomination. Subject to Section 1.14 and Section 2.16, the immediately preceding sentence shall be the exclusive means for a stockholder to make nominations or other business proposals (other than matters properly brought under Rule 14a-8 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(b)    Special Meetings of Stockholders. At any special meeting of the stockholders, only such business shall be conducted or considered as shall have been properly brought before the meeting. To be properly brought before a special meeting, proposals of business must be (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly made at the special meeting, by or at the direction of the Board of Directors or (iii) otherwise properly requested to be brought before the special meeting by a stockholder of the Corporation in accordance with Section 1.3 of these Bylaws; provided, however, that nothing herein shall prohibit the Board of Directors from submitting additional matters to stockholders at any such special meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (A) by or at the direction of the Board of Directors or (B) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (x) is a stockholder of record at the time of giving of notice of such special meeting and at the time of the special meeting, (y) is entitled to vote at the meeting, and (z) complies with the procedures set forth in these Bylaws as to such nomination. Subject to Section 1.14, this Section 1.13(b) shall be the exclusive means for a stockholder to make nominations or other business proposals (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation’s notice of meeting) before a special meeting of stockholders.

(c)    General. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chair of any annual or special meeting shall have the power to determine whether a nomination or any other business proposed to be brought before any stockholder meeting was made or proposed, as the case may be, in accordance with these Bylaws and, if any proposed nomination or other business is not in compliance with these Bylaws, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded.

Section 1.14    Advance Notice of Stockholder Proposal.

(a)    Annual Meeting of Stockholders. Without qualification or limitation, subject to Section 1.14(c)(iv), for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.13(a), the stockholder must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Section 2.18), and timely updates and supplements thereof, in each case in proper form, in writing to the Secretary, and such other business must otherwise be a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than one hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment, rescheduling or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a stockholder’s notice as described above.

Notwithstanding anything in the immediately preceding paragraph to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased by the Board of Directors, and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 1.14(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

In addition, to be considered timely, a stockholder’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) days prior to the meeting or any adjournment, rescheduling or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than ten (10) days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than the fifth (5th) day prior to the date for the meeting or any adjournment, rescheduling or postponement thereof in the case of the update and supplement required to be made as of ten (10) days prior to the meeting or any adjournment, rescheduling or postponement thereof. The obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or under any other provision of these Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice hereunder or under any other provision of these Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the stockholders.

(b)    Special Meeting of Stockholders. Without qualification or limitation, subject to Section 1.14(c)(iv), for any business to be properly requested to be brought before a special meeting of stockholders by a stockholder pursuant to Section 1.13(b), the stockholder must have given timely notice thereof and timely updates and supplements thereof, in each case in proper form, in writing to the Secretary and such business must otherwise be a proper matter for stockholder action.

Subject to Section 1.14(c)(iv), in the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting; provided that the stockholder gives timely notice thereof (including the completed and signed questionnaire, representation and agreement required by Section 2.18), and timely updates and supplements thereof in each case in proper form, in writing, to the Secretary.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than one hundred (100) days prior to the date of such special meeting, the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and, if applicable, of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment, rescheduling or postponement of a special meeting of stockholders, or the public announcement thereof, commence a new time period for the giving of a stockholder’s notice as described above.

In addition, to be considered timely, a stockholder’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) days prior to the meeting or any adjournment, rescheduling or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than ten (10) days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than the fifth (5th) day prior to the date for the meeting or any adjournment, rescheduling or postponement thereof in the case of the update and supplement required to be made as of ten (10) days prior to the meeting or any adjournment, rescheduling or postponement thereof. The obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or under any other provision of these Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice hereunder or under any other provision of these Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the stockholders.

(c)    Disclosure Requirements. To be in proper form, a stockholder’s notice pursuant to Section 1.3, Section 1.13 or this Section 1.14 must include the following, as applicable:

(i)    As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal, as applicable, is being made, a stockholder’s notice must set forth: (A) the name and address of (1) each such person, (2) any holder of record of the stockholder’s shares as they appear on the Corporation’s books and (3) each of their respective affiliates or associates or others acting in concert therewith (each person referred to in the foregoing clauses (2) and (3), a “Stockholder Associated Person”), (B) (1) the class and number of all shares of capital stock of the Corporation that are owned, directly or indirectly, by (x) each such person (beneficially and of record) and (y) each Stockholder Associated Person and (2) the name of each nominee holder of shares of stock of the Corporation owned but not of record by such person or any Stockholder Associated Person, the date such person or Stockholder Associated Person acquired each such share of capital stock of the Corporation and the number of such shares of stock of the Corporation held by each such nominee holder, (C) a description of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived, in whole or in part, from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether such person or any Stockholder Associated Person may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any Stockholder Associated Person, (D) a description of any transaction, agreement, arrangement or understanding with respect to such nomination or business, as applicable, between or among each such person, any Stockholder Associated Person, and any other person (including their names) in connection with the proposal of such nomination or business, as applicable, and any interest of such person or any Stockholder Associated Person in such nomination or business, as applicable, including the contemplated benefit therefrom to such person or Stockholder Associated Person, (E) a description of any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such person or any Stockholder Associated Person, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such person or Stockholder Associated Person with respect to any class or series of shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of shares of the Corporation (any of the foregoing, a “Short

Interest”), (F) any rights to dividends on the shares of the Corporation owned beneficially by such person or Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (G) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such person or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (H) any performance-related fees (other than an asset-based fee) that such person or Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including, without limitation, any such interests held by members of the immediate family sharing the same household of such person or Stockholder Associated Person, (I) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such person or Stockholder Associated Person, (J) any direct or indirect interest of such person and Stockholder Associated Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (K) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such person or Stockholder Associated Person, if any, (L) a representation that the stockholder is a holder of record or beneficial owner of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or propose such business, as applicable, (M) a representation as to whether the stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee or approve the proposal, as applicable, and/or otherwise to solicit proxies from stockholders in support of the nomination or proposal, as applicable, (N) a representation that the stockholder shall provide any other information reasonably required by the Corporation to determine if such notice is in proper form and (O) any other information relating to each such person and Stockholder Associated Person, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with the solicitation of proxies for, as applicable, the proposed business and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(ii)    If the notice includes any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, a stockholder’s notice must, in addition to the matters set forth in Section 1.14(c)(i), also set forth, with respect to each such business matter: (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder, such beneficial owner and each Stockholder Associated Person, if any, in such business; (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the Bylaws of the Corporation, the text of the proposed amendment); and (C) a description of all agreements, arrangements and understandings between such stockholder, such beneficial owner and each Stockholder Associated Person, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder.

(iii)    As to each individual, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors, a stockholder’s notice must, in addition to the matters set forth in Section 1.14(c)(i), also set forth, with respect to each such individual: (A) all information relating to such individual that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and any Stockholder Associated Persons, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(iv)    As to each individual, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors, a stockholder’s notice must, in addition to the matters set forth in Section 1.14(c)(i) and Section 1.14(c)(iii), also include a completed and signed questionnaire, representation and agreement required by Section 2.18. In addition to the information required pursuant to this paragraph or any other provision of these Bylaws, the Corporation may require any proposed nominee to furnish any other information (A) that may reasonably be required by the Corporation to determine whether the proposed nominee would be independent under the rules and listing standards of the securities exchanges upon which the stock of the Corporation is listed or traded, any applicable rules of the U.S. Securities and Exchange Commission or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation’s directors (collectively, the “Independence Standards”), (B) that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee, or (C) that may reasonably be required by the Corporation to determine the eligibility of such nominee to serve as a director of the Corporation. Notwithstanding anything to the contrary, only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors.

(d)    Other.

(i)    For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(ii)    Notwithstanding the provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of state law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to state law and the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these Bylaws with respect to nominations or proposals as to any other business to be considered.

(iii)    Nothing in these Bylaws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws. Subject to Rule 14a-8 under the Exchange Act and Section 2.16, nothing in these Bylaws shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation’s proxy statement any nomination of director or directors or any other business proposal.

ARTICLE II

DIRECTORS

Section 2.1    Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 2.2    Number; Election; Term. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively in accordance with the Certificate of Incorporation. The election and term of directors of the Corporation shall be as provided in the Certificate of Incorporation.

Section 2.3    Vacancies and Newly Created Directorships. Subject to applicable law and the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships and any vacancy on the Board of Directors shall be filled only to the extent and in the manner provided in the Certificate of Incorporation.

Section 2.4    Removal. Subject to the rights of holders of any outstanding series of Preferred Stock with respect to the removal of directors, any or all director(s) of the Corporation may be removed from office only to the extent and in the manner provided in the Certificate of Incorporation.

Section 2.5    Place of Meetings; Records. The directors may hold their meetings either within or without the State of Delaware and keep the books of the Corporation outside of the State of Delaware at such places as they may from time to time determine.

Section 2.6    Organizational Meeting. As necessary, the Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business at its first meeting after or at its meeting immediately prior to each annual meeting of stockholders. Such meeting may be held at any other time or place that shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or in a consent and waiver of notice thereof signed by all of the directors.

Section 2.7    Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place either within or without the State of Delaware as shall from time to time be determined by the Board of Directors.

Section 2.8    Special Meetings. Special meetings of the Board of Directors may be called by the Chair of the Board of Directors (or by any officer designated by the Chair of the Board of Directors) by the mailing of notice to each director at least forty-eight (48) hours before the meeting or by notifying each director of the meeting at least twenty-four (24) hours prior thereto either personally, by telephone or by electronic transmission; special meetings may be called on like notice by the Chair of the Board of Directors (or by any officer designated by the Chair of the Board of Directors) on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 2.9    Organization. At each meeting of the Board of Directors or any committee thereof, the Chair of the Board of Directors or the chair of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chair. Except as provided below, the Secretary shall act as secretary at each meeting of the Board and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.

Section 2.10    Quorum. At all meetings of the Board, the presence of a majority of the Whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the applicable rules of any securities exchange, by the Certificate of Incorporation or by these Bylaws.

Section 2.11    Committees. The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as the Board of Directors may by resolution duly delegate to it except as prohibited by law, and may authorize the seal of the Corporation to be affixed to all papers that may require it. Each committee shall keep regular minutes and report to the Board of Directors as and when required. Notwithstanding anything to the contrary contained in this Article II, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall control. Nothing herein shall limit the authority of the Board of Directors to appoint other committees consisting in whole or in part of persons who are not directors of the Corporation to carry out such functions as the Board may designate. Unless otherwise provided for in any resolution of the Board of Directors designating a committee pursuant to this Section 2.11, (i) a quorum for the transaction of business of such committee shall be a majority of the authorized number of members of such committee; and (ii) the act of a majority of the members of such committee present at any meeting of such committee at which there is a quorum shall be the act of the committee (except as otherwise specifically provided by law, by the Certificate of Incorporation or by these Bylaws).

Section 2.12    Presence at Meeting. Members of the Board of Directors or any committee designated by the Board may participate in the meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons in the meeting can hear each other and participate. The ability to participate in a meeting in the above manner shall constitute presence at such meeting for purposes of a quorum and any action thereat.

Section 2.13    Action Without Meetings. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 2.13 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

Section 2.14    Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash and/or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Members of special or standing committees may be allowed like compensation for service as committee members.

Section 2.15    Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

Section 2.16    Proxy Access.

(a)    Information to Be Included in the Corporation’s Proxy Materials. Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of stockholders, subject to the provisions of this Section 2.16, the Corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the Board of Directors, the name, together with the Required Information (as defined below), of any person nominated for election (a “Stockholder Nominee”) to the Board of Directors by an Eligible Stockholder (as defined in Section 2.16(d)) who expressly elects at the time of providing the notice required by this Section 2.16 to have such nominee included in the Corporation’s proxy materials pursuant to this Section 2.16. For purposes of this Section 2.16, the “Required Information” that the Corporation will include in its proxy statement is (i) the information provided to the Secretary of the Corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) if the Eligible Stockholder so elects, a Supporting Statement (as defined in Section 2.16(h)). Nothing in this Section 2.16 shall limit the Corporation’s ability to solicit against any Stockholder Nominee or include in its proxy materials the Corporation’s own statements or other information relating to any Eligible Stockholder or Stockholder Nominee, including any information provided to the Corporation pursuant to this Section 2.16. Subject to the provisions of this Section 2.16, the name of any Stockholder Nominee included in the Corporation’s proxy statement for an annual meeting of stockholders shall also be set forth on the form of proxy distributed by the Corporation in connection with such annual meeting.

(b)    Notice Period. In addition to any other applicable requirements, for a nomination to be made by an Eligible Stockholder pursuant to this Section 2.16, the Eligible Stockholder must have given timely notice thereof (the “Notice of Proxy Access Nomination”) in proper written form to the Secretary. To be timely, the Notice of Proxy Access Nomination must be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not less one hundred twenty (120) days nor more than one hundred fifty (150) days in advance of the anniversary of the date that the Corporation first distributed its proxy statement to stockholders for the previous year’s annual meeting of stockholders. In no event shall the adjournment, rescheduling or postponement of the annual meeting, or the public announcement of such an adjournment, rescheduling or postponement, commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 2.16.

(c)    Permitted Number of Stockholder Nominees. The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the Corporation’s proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (x) two (2) and (y) twenty percent (20%) of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 2.16 (the “Final Proxy Access Nomination Date”) or, if such amount is not a whole number, the closest whole number below twenty percent (20%) (such number, as it may be adjusted pursuant to this Section 2.16(c), the “Permitted Number”). In the event that one or more vacancies for any reason occurs on the Board of Directors after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In addition, the Permitted Number shall be reduced by (i) the number of individuals who will be included in the Corporation’s proxy materials as nominees recommended by the Board of Directors pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of stock from the Corporation by such stockholder or group of stockholders) and (ii) the number of directors in office as of the Final Proxy Access Nomination Date who were included in the Corporation’s proxy materials as Stockholder Nominees for any of the two (2) preceding annual meetings of stockholders (including any persons counted as Stockholder Nominees pursuant to the immediately succeeding sentence) and whom the Board of Directors decides to nominate for reelection to the Board of Directors. For purposes of determining when the Permitted Number has been reached, any individual nominated by an Eligible Stockholder for inclusion in the Corporation’s proxy materials pursuant to this Section 2.16 whose nomination is subsequently withdrawn or whom the Board of Directors decides to nominate for election to the Board of Directors shall be counted as one of the Stockholder Nominees. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation’s proxy materials pursuant to this Section 2.16 shall rank such Stockholder Nominees based on the order in which the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation’s proxy materials if the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.16 exceeds the Permitted Number. If the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.16 exceeds the Permitted Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.16 from each Eligible Stockholder will be selected for inclusion in the Corporation’s proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of stock of the Corporation each Eligible Stockholder disclosed as owned in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 2.16 from each Eligible Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 2.16 from each Eligible Stockholder will be selected for inclusion in the Corporation’s proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Notwithstanding anything to the contrary contained in this Section 2.16, the Corporation shall not be required to include any Stockholder Nominees in its proxy materials pursuant to this Section 2.16 or with respect to any meeting of stockholders for which the Secretary receives notice that a stockholder intends to nominate one or more persons for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees set forth in Section 1.14.

(d)    Eligible Stockholder. An “Eligible Stockholder” is a stockholder or group of no more than twenty (20) stockholders (counting as one stockholder, for this purpose, any two (2) or more funds that are part of the same Qualifying Fund Group (as defined below)) that (i) has owned (as defined in Section 2.16(e)) continuously for at least three (3) years immediately preceding the date of the Notice of Proxy Access Nomination (the “Minimum Holding Period”) a number of shares of stock of the Corporation that represents at least three percent (3%) of the voting power of the outstanding shares of all classes of capital stock entitled to vote in the election of directors, voting together as a single class, as of the date the Notice of Proxy Access Nomination is received by the Secretary at the principal executive offices of the Corporation in accordance with this Section 2.16 (the “Required Shares”), (ii) continues to own the Required Shares through the date of the applicable annual meeting and (iii) satisfies all other requirements of, and complies with all applicable procedures set forth in, this

Section 2.16. A “Qualifying Fund Group” means two (2) or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a “group of investment companies” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), (x) each provision in this Section 2.16 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions (including the Minimum Holding Period) shall be deemed to require each stockholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has owned continuously for the Minimum Holding Period in order to meet the three percent (3%) ownership requirement of the “Required Shares” definition) and (y) a breach of any obligation, agreement or representation under this Section 2.16 by any member of such group shall be deemed a breach by the Eligible Stockholder. No person may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting.

(e)    Definition of Ownership. For purposes of this Section 2.16, an Eligible Stockholder shall be deemed to “own” only those outstanding shares of stock of the Corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder’s or its affiliates’ full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall “own” shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder’s ownership of shares shall be deemed to continue during any period in which (i) the stockholder has loaned such shares; provided that the stockholder has the power to recall such loaned shares on five (5) business days’ notice and includes in the Notice of Proxy Access Nomination an agreement that it (A) will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation’s proxy materials and (B) will continue to hold such recalled shares through the date of the annual meeting or (ii) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of stock of the Corporation are “owned” for these purposes shall be determined by the Board of Directors. For purposes of this Section 2.16, the term “affiliate” or “affiliates” shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(f)    Form of Notice. To be in proper written form, the Notice of Proxy Access Nomination must include or be accompanied by the following:

(i)    a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously for the Minimum Holding Period, and the Eligible Stockholder’s agreement to provide (A) within five (5) business days following the later of the record date for the annual meeting or the date notice of the record date is first publicly disclosed, a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the annual meeting;

(ii)    one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven (7) calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the Secretary, the Eligible Stockholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder’s agreement to provide, within five (5) business days following the later of the record date for the annual meeting or the date notice of the record date is first publicly disclosed, one or more written statements from the record holder and such intermediaries verifying the Eligible Stockholder’s continuous ownership of the Required Shares through the record date;

(iii)    a copy of the Schedule 14N that has been or is concurrently being filed with the U.S. Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(iv)    the information, statements, representations, agreements and other documents that would be required to be set forth in or included with a stockholder’s notice of a nomination pursuant to Section 1.14(c), together with the written consent of each Stockholder Nominee to being named as a nominee and to serve as a director if elected;

(v)    a representation that the Eligible Stockholder (A) will continue to hold the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) it is nominating pursuant to this Section 2.16, (D) has not engaged and will not engage in, and has not and will not be a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (E) has not distributed and will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting other than the form distributed by the Corporation, (F) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting and (G) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(vi)    a statement indicating whether the Eligible Stockholder intends to continue to own the Required Shares for at least one (1) year following the annual meeting;

(vii)    an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.16 or any solicitation or other activity in connection therewith and (C) file with the U.S. Securities and Exchange Commission any solicitation or other communication with the stockholders of the Corporation relating to the meeting at which its Stockholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act;

(viii)    in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder, the designation by all group members of one (1) member of the group that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 2.16 (including withdrawal of the nomination); and

(ix)    in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder in which two (2) or more funds that are part of the same Qualifying Fund Group are counted as one (1) stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(g)    Additional Required Information. In addition to the information required pursuant to Section 2.16(f) or any other provision of these Bylaws, (i) the Corporation may require any proposed Stockholder Nominee to furnish any other information (A) that may reasonably be required by the Corporation to determine whether the Stockholder Nominee would be independent under the Independence Standards, (B) that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such Stockholder Nominee or (C) that may reasonably be required by the Corporation to determine the eligibility of such Stockholder Nominee to serve as a director of the Corporation, and (ii) the Corporation may require the Eligible Stockholder to furnish any other information that may reasonably be required by the Corporation to verify the Eligible Stockholder’s continuous ownership of the Required Shares for the Minimum Holding Period.

(h)    Supporting Statement. The Eligible Stockholder may, at its option, provide to the Secretary, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the Stockholder Nominee(s)’ candidacy (a “Supporting Statement”). Only one (1) Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 2.16, the Corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(i)    Correction of Defects. If any information or communications provided by an Eligible Stockholder or a Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in all material respects or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing such notification shall not be deemed to cure any such defect or limit the remedies available to the Corporation relating to any such defect (including the right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 2.16). Nothing in this Section 2.16 shall limit the Corporation’s ability to solicit against any such Stockholder Nominee or include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(j)    Stockholder Nominee Eligibility. Notwithstanding anything to the contrary contained in this Section 2.16, the Corporation shall not be required to include in its proxy materials, pursuant to this Section 2.16, any Stockholder Nominee (i) who would not be an independent director under the Independence Standards, (ii) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the principal United States securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable state or federal law, rule or regulation, (iii) who is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (iv) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, (v) who is subject to any order of the type specified in Rule 506(d) of

Regulation D promulgated under the U.S. Securities Act of 1933, as amended, or (vi) who shall have provided any information to the Corporation or its stockholders that was untrue in any material respect or that omitted to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

(k)    Invalid Nominations. Notwithstanding anything to the contrary set forth herein, if (i) a Stockholder Nominee and/or the applicable Eligible Stockholder breaches any of these agreements or representations or fails to comply with any of its obligations under this Section 2.16 or (ii) a Stockholder Nominee otherwise becomes ineligible for inclusion in the Corporation’s proxy materials pursuant to this Section 2.16 or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the Board of Directors or the chair of the annual meeting, (x) the Corporation may omit or, to the extent feasible, remove the information concerning such Stockholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its stockholders that such Stockholder Nominee will not be eligible for election at the annual meeting, (y) the Corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (z) the Board of Directors or the chair of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, if the Eligible Stockholder (or any qualified representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 2.16, such nomination shall be declared invalid and disregarded as provided in clause (z) above.

(l)    Restrictions on Re-Nominations. Any Stockholder Nominee who is included in the Corporation’s proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least twenty-five percent (25%) of the votes cast in favor of such Stockholder Nominee’s election, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.16 for the next two (2) annual meetings of stockholders. For the avoidance of doubt, the immediately preceding sentence shall not prevent any stockholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 1.14.

(m)    Exclusive Method. This Section 2.16 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation’s proxy materials.

Section 2.17    Compliance with Procedures. If the chair of the election meeting determines that a nomination of any candidate for election as a director was not made in accordance with the applicable provisions of these Bylaws, such nomination shall be void. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a stockholder intending to make a nomination at an annual or special meeting pursuant to Section 1.14 or an Eligible Stockholder intending to make a nomination pursuant to a Notice of Proxy Access Nomination at an annual meeting does not provide the notice and information required under Section 1.14 or Section 2.16, as applicable, to the Corporation (including providing the updated information required by Section 1.14 by the deadlines specified therein), or the stockholder (or a qualified representative of such stockholder) does not appear at the meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

Section 2.18    Submission of Questionnaire; Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.14 or Section 2.16, as applicable) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any transaction, agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any transaction, agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation, (d) will abide by the requirements of Section 1.6(d) and (e) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

ARTICLE III

OFFICERS

Section 3.1    Election; Term of Office; Appointments. The elected officers of the Corporation, which shall be elected by the Board of Directors, shall be a Chief Executive Officer, a President, a Treasurer, a Secretary and such other officers (including, without limitation, a Chief Financial Officer) as the Board of Directors from time to time may deem proper. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article III. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board of Directors (or any committee thereof) may from time to time elect, or the Chair of the Board of Directors, the Chief Executive Officer or President may appoint, such other officers (including one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee or by the Chair of the Board of Directors, the Chief Executive Officer or President, as the case may be. Officers of the Corporation shall hold office until their successors are chosen and qualify in their stead or until their earlier death, resignation or removal, and shall perform such duties as from time to time shall be prescribed by these Bylaws and by the Board and, to the extent not so provided, as generally pertain to their respective offices. Two (2) or more offices may be held by the same person.

Section 3.2    Removal and Resignation. Any officer elected or appointed by the Board of Directors may be removed from office with or without cause at any time by the affirmative vote of a majority of the Whole Board, unless otherwise provided by resolution of the Board of Directors. Any officer or agent appointed by the Chair of the Board of Directors, the Chief Executive Officer or the President may be removed from office with or without cause at any time by such person, unless otherwise provided by resolution of the Board of Directors, or by the affirmative vote of a majority of the Whole Board. Any officer may resign at any time upon written notice to the Corporation.

Section 3.3    Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors. Any vacancy in an office appointed by the Chair of the Board of Directors, the Chief Executive Officer or the President because of death, resignation, or removal may be filled by the Chair of the Board of Directors, the Chief Executive Officer, the President, as applicable, or by the Board of Directors.

Section 3.4    Chair of the Board of Directors. The Chair of the Board of Directors shall be elected by the Board of Directors. The Board of Directors may determine whether the Chair of the Board of Directors is an executive Chair or non-executive Chair. Unless otherwise determined by the Board of Directors, an executive Chair shall be deemed to be an officer of the Corporation. The Board of Directors may at any time and for any reason designate another director to serve as Chair of the Board of Directors and may determine whether any Chair of the Board of Directors shall be or cease to be an executive Chair. The Chair of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors and shall perform such duties and exercise such powers as from time to time shall be prescribed by these Bylaws or by the Board of Directors.

Section 3.5    President and/or Chief Executive Officer. The President or Chief Executive Officer, in the absence of the Chair of the Board of Directors, shall preside at meetings of the Board of Directors. The President and/or Chief Executive Officer shall have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President and/or Chief Executive Officer shall have the power to execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President or Chief Executive Officer. The President and/or Chief Executive Officer shall have such authority and perform such duties in the management of the Corporation as from time to time shall be prescribed by the Board of Directors and, to the extent not so prescribed, he or she shall have such authority and perform such duties in the management of the Corporation, subject to the control of the Board, as generally pertain to the office of President or Chief Executive Officer.

Section 3.6    Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents and/or such other officers/titles as established from time to time shall perform such duties as from time to time shall be prescribed by these Bylaws, by the Board of Directors, by the Chair of the Board of Directors or by the Chief Executive Officer or President, and, except as otherwise prescribed by the Board of Directors, they shall have such powers and duties as generally pertain to such office.

Section 3.7    Secretary. The Secretary or person appointed as secretary at all meetings of the Board of Directors and of the stockholders shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and he or she shall perform like duties for the committees of the Board when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, if required. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books and records pertaining to meetings and proceedings of the Board of Directors (and any committee thereof) and of the stockholders required by law to be kept or filed are properly kept or filed, as the case may be. The Secretary shall perform such other duties as may be prescribed by these Bylaws or as may be assigned to him or her by the Board of Directors, Chair of the Board of Directors or the Chief Executive Officer or President, and, except as otherwise prescribed by the Board of Directors, he or she shall have such powers and duties as generally pertain to the office of Secretary.

Section 3.8    Treasurer. The Treasurer shall have responsibility for the Corporation’s funds and securities. He or she shall perform such other duties as may be prescribed by these Bylaws or as may be assigned to him or her by the Chair of the Board of Directors, the President or Chief Executive Officer or the Board of Directors, and, except as otherwise prescribed by the Board of Directors, he or she shall have such powers and duties as generally pertain to the office of Treasurer.

ARTICLE IV

STOCK

Section 4.1    Stock. The shares of the Corporation shall be represented by certificates in such form as the appropriate officers of the Corporation may from time to time prescribe or shall be uncertificated. If shares shall be represented by certificates, then such certificates shall be numbered and registered, shall exhibit the holder’s name and the number of shares, and shall be signed in the name of the Corporation by any two (2) authorized officers of the Corporation. Any signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. At all times that the Corporation’s stock is listed on a U.S. national securities exchange, the shares of the stock of the Corporation shall comply with all direct registration system eligibility requirements established by such exchange, including any requirement that shares of the Corporation’s stock be eligible for issue in book-entry form. All issuances and transfers of shares of the Corporation’s stock shall be entered on the books of the Corporation with all information necessary to comply with such direct registration system eligibility requirements, including the name and address of the person to whom the shares of stock are issued, the number of shares of stock issued and the date of issue. The Board of Directors shall have the power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of stock of the Corporation in both the certificated and uncertificated forms.

Section 4.2    Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his or her discretion require. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors or such financial officer, it is proper to do so.

Section 4.3    Transfers of Stock. Transfers of shares of the stock of the Corporation shall be made upon the books of the Corporation (a) in the case of certificated shares of stock, upon presentation of such certificates by the registered holder in person or by a duly authorized attorney, or upon presentation of proper evidence of succession, assignment or authority to transfer such shares of stock, and upon surrender of the appropriate certificate(s), or (b) in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 4.4    Holder of Record. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the exclusive holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by applicable law.

Section 4.5    Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

Section 4.6    Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on the outstanding shares of capital stock of the Corporation, subject to the requirements of applicable law and the provisions of the Certificate of Incorporation, if any. Such dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

ARTICLE V

INDEMNIFICATION

Section 5.1    Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was, at any time during which this Article V is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or advancement of expenses pursuant hereto is sought or at the time any Proceeding relating thereto exists or is brought), a director or officer of the Corporation or by reason of the fact that such person, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity (a “Covered Person”).

Section 5.2    Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) incurred by any Covered Person of the Corporation in defending any Proceeding in advance of its final disposition, except where such Covered Person pleads guilty or nolo contendere in a criminal proceeding (excluding traffic violations and other minor offenses); provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

Section 5.3    Claims. If a claim for indemnification or payment of expenses (including attorneys’ fees) under this Article V is not paid in full within sixty (60) days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 5.4    Nonexclusivity of Rights. The rights conferred on any person by this Article V shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these Bylaws or any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 5.5    Insurance. The Corporation may purchase and maintain insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article  V.

Section 5.6    Certain Definitions. For purposes of this Article V, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation that imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article V.

Section 5.7    Survival of Indemnification and Advancement of Expenses. The indemnification and, subject to the discretion of the Board of Directors, advancement of expenses provided by, or granted pursuant to, this Article V or the Certificate of Incorporation shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5.8    Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, non-profit entity, or other enterprise.

Section 5.9    Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 5.10    Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article V to Covered Persons.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Delaware Office. The address of the registered office of the Corporation in the State of Delaware shall be at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801 and the name of its registered agent at such address is Corporation Trust Company.

Section 6.2    Other Offices. The Corporation may also have offices at other such places, both within and without the State of Delaware, as the Board of Directors from time to time may appoint or the business of the Corporation may require.

Section 6.3    Seal. The corporate seal shall be in the form adopted by the Board of Directors. Such seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be affixed by any officer of the Corporation to any instrument executed by authority of the Corporation, and the seal when so affixed may be attested by the signature of any officer of the Corporation.

Section 6.4    Notice. Whenever notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a written or electronically transmitted waiver by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Notice to stockholders shall be given in the manner set forth in the DGCL. Notice to directors or committee members may be given personally or by means of electronic transmission.

Section 6.5    Amendments. These Bylaws may be altered, amended or repealed, or new Bylaws adopted, only to the extent and in the manner provided in the Certificate of Incorporation.

Section 6.6    Checks. All checks, drafts, notes and other orders for the payment of money shall be signed by such officer or officers or agents as from time to time may be designated by the Board of Directors or by such officers of the Corporation as may be designated by the Board of Directors to make such designation.

Section 6.7    Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board of Directors.